Form 20-F
period 1999-03-31
EIDOS PLC
filed 1999-07-27
CIK 1002717

                                    FORM 20-F
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                    for the fiscal year ended March 31, 1999

                                    EIDOS plc
    (incorporated with limited liability in England and Wales with registered number 2501949)

                     Business Address and Telephone Number:
  Wimbledon Bridge House 1, Hartfield Road, Wimbledon, London SW19 3RU, 44 181
                                    636 3000

                            Securities registered:--

American Depositary Shares*     Nasdaq
Ordinary Shares**               London Stock Exchange

* American Depositary Shares evidenced by American Depositary Receipts. Each Depositary Share represents one Ordinary Share.

** The Ordinary Shares (the "Ordinary Shares") have a par value of 10 pence per share.

                                                               Outstanding as of
Title of Class                                                   March 31, 1999
--------------                                                 -----------------
Ordinary Shares                                                     17,282,280
American Depositary Shares                                           4,233,817

Indicated by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicated by check mark which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

In this document, Eidos plc is referred to as the "Company" and the Company and its consolidated subsidiaries are together referred to as "Eidos" or the "Group". Also, sales and operating revenue is referred to as "sales" in the narrative description except in Consolidated Financial Statements.

As of March 31, 1999, the Company had 11 principal consolidated subsidiaries. It has applied the equity accounting method in respect to its affiliated companies. On July 19, 1999, the Noon Buying Rate was $1.56 for each (pound)1.

Cautionary Statement With Respect to Forward-Looking Statements

Statements made in this annual report with respect to Eidos' plans, strategies and beliefs and other statements which are not historical facts are forward-looking statements which involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including without limitation, general economic conditions in Eidos' markets, particularly levels of consumer spending; exchange rates, particularly between sterling and the U.S. dollar, in which Eidos makes significant sales; and Eidos' ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); and those factors identified under "Item 1 Description of Business - Risk Factors".

                                TABLE OF CONTENTS

                                                                            Page
Part I Item 1 Description of Business                                          3
              General                                                          3
              Industry Background                                              4
              Products                                                         5
              Interactive Software Development                                 6
              Additional Product and Service Groups                            8
              Research and Development                                        10
              Distribution                                                    10
              Marketing and Sales                                             10
              Manufacturing                                                   12
              Principal Subsidiaries of the Company                           12
              Risk Factors                                                    13
Item 2  Description of Property                                               20
Item 3  Legal Proceedings                                                     21
Item 4  Control of Registrant                                                 22
Item 5  Nature of Trading Market                                              23
Item 6  Exchange Controls and Other Limitations Affecting Security Holders    24
Item 7  Taxation                                                              25
Item 8  Selected Financial Data                                               29
Item 9  Management's Discussion and Analysis of Financial Condition and
        Results of Operations                                                 33
Item 9A Quantitative and Qualitative Disclosures About Market Risk            45
Item 10 Directors and Officers of the Registrant                              47
Item 11 Compensation of Directors and Executive Officers                      50
Item 12 Options to Purchase Securities from Registrant or Subsidiaries        53
Item 13 Interest of Management in Certain Transactions                        55
Part III Item 15 Defaults Upon Senior Securities                              57
Item 16 Changes in Securities and Changes in Security for Registered
        Securities                                                            58
Part IV Item 18 Financial Statements                                          59
Item 19 Financial Statements and Exhibits                                     59

----------

Note: Omitted items are inapplicable

                                     PART I

ITEM 1 -- DESCRIPTION OF BUSINESS

General

Eidos develops and publishes interactive software products and advanced video technology applications. Eidos has built a group of over 550 employees, which includes a development resource of over 270 employees. In addition, Eidos has development arrangements with an additional twenty two companies (seven of which Eidos has minority shareholding in) increasing its development resource by an estimated further 450 people. Through its acquisitions, Eidos has established a diversified interactive software portfolio that includes many popular multimedia personal computer ("MPC") and dedicated console titles. Eidos and its collaborative partners are currently developing over thirty titles for two primary platforms: the MPC and Sony PlayStation and eight titles for Nintendo 64, Dreamcast or Gameboy. Eidos has built a substantial and growing library of proprietary technologies for use in software development, including 3D models, texture maps, development tools, game engines and compression-decompression algorithms ("Codecs"), that Eidos believes provide it with a competitive advantage in the growing interactive software market.

Eidos expects that it will obtain future software products through internal and external development groups and by acquiring additional products, technologies and development groups. Eidos' substantial portfolio of owned and licensed software titles has allowed it to establish brand recognition through the sale of titles such as Tomb Raider, Gex, Fighting Force, Commandos and Championship Manager. Eidos' Tomb Raider titles have sold in excess of 15 million units since the release of Tomb Raider in November 1996. Eidos currently publishes products in the major interactive software genres: action, strategy, role playing, sports and resource management and has products in development in each of these genres.

Eidos believes that the best interactive software products are produced by smaller independent development groups. Accordingly, Eidos operates its internal development groups as autonomous development studios. Each internal studio is allowed wide creative freedom and receives compensation based in part upon the success of the titles it produces. Each internal studio, however, remains subject to the ultimate supervision of the centralized Eidos Publishing Committee and is generally supported by Eidos' central administrative and technology resources. Eidos seeks to expand its access to talented developers and high quality interactive software products by establishing long-term relationships with independent development groups. Eidos generally extends its decentralized development, centralized support model to these external developers. In pursuing relationships with independent development groups, Eidos may seek a minority interest, outright acquisition, multiple title publishing arrangements and/or licensing of finished products for distribution in limited territories.

Eidos' strategy of building up long-term relationships allows internal and external development groups to establish a growing library of proprietary technologies. These technologies enable development groups to focus on the creation of imaginative content rather than technology, leading to the efficient development of quality products with complex graphics, fluid animation and compelling game play.

Eidos has an 85% interest in Glassworks Productions Limited ("Glassworks"), which provides post-production video editing and digital animation services to the television and advertising industries. Glassworks is utilized by Eidos' developers for the creation of complex pre-rendered sequences and motion capture processes that otherwise would be extremely expensive and time consuming to create in-house. Eidos has also developed a video compression technology that is incorporated into certain of its interactive software products and is sold as a toolkit to third parties. This compression technology also has various potential applications, including CD-ROM publishing and desktop video telephony. A video capture device, complete with hardware, is being designed to facilitate the use of video telephony on network computers and personal computers. Eidos has acquired a 50% interest in a joint venture with Opticom ASA to develop a games storage device.

At March 31, 1999, the Company had 552 employees (excluding employees from associated companies), of which 283 were based in the United Kingdom, 183 were based in the United States and 86 were based elsewhere.

Industry Background

In the early 1980s, the Atari Corporation pioneered the interactive software industry with the introduction of dedicated consoles. The industry has gone through many generations of hardware since then. The current generation of hardware may be separated into two categories: MPCs and dedicated consoles such as the Sony PlayStation ("PlayStation" or "PSX"), Sega Dreamcast ("Dreamcast") and Nintendo 64.

MPCs are personal computers that are equipped with a CD-ROM drive and sound enhancement cards that enable the computer to operate sophisticated CD-ROM based software with stereo sound. Due to the market dominance of Windows and MS-DOS based computers, the term MPC is generally accepted as referring only to the Windows and MS-DOS based computers.

The dedicated console market has evolved from the original Atari products of the early 1980s to the 8-bit Nintendo Entertainment System, released in 1985, to the 32-bit PlayStation, the 64-bit Nintendo 64 and 128-bit Dreamcast. Traditionally, each successive generation of hardware has offered enhanced performance and features, and has displaced prior generation consoles. Consequently, each successive generation of hardware drives new demand for the compatible software. The adoption rate of the 32-bit PlayStation has been comparable with that of the highly successful 8-bit and 16-bit platforms.

Unlike Nintendo's latest cartridge-based console (the Nintendo 64) the MPC, Dreamcast and PlayStation all utilize CD-ROMs as their primary delivery medium. Cartridges have to be ordered exclusively from the console manufacturer and must be paid for months in advance of sale. If a product does not sell as expected, the software publisher loses its up-front investment. If the software sells better than expected, the publisher frequently is unable to manufacture additional cartridges to meet promptly time-sensitive demand for the product. For example, in the 16-bit market, sales of 16-bit cartridge-based software declined more rapidly than anticipated and publishers with a significant presence in this market have been forced to write off excess inventory and capitalized development costs. In contrast, CD-ROMs can be ordered in relatively small quantities and with generally quick turn-around times, providing significant improvements in asset management and reduced exposure to inventory write-down. Consequently, while the Company has several titles in development which are suitable for Nintendo 64, the Company will exercise great caution in determining which of these titles will be published on that platform.

The rapid technological advances in MPCs and dedicated consoles have significantly changed the look and feel of interactive software as well as the software development process. Software is no longer limited to low-resolution, two-dimensional environments. Increased storage capacity and processing power allow for data-intensive, mathematically complex, high-resolution 3-D environments. Given the greater technological complexity in developing interactive software, the development process can be lengthy and expensive, particularly for newer market entrants who do not already have a significant amount of reusable technology assets available to them such as models, texture maps and game engines. Reusable technology assets not only facilitate development of subsequent titles, but also facilitate porting products from one platform to another.

The recent release of Dreamcast further reinforces this strategy as the console is based on high end PC specifications and promises to deliver graphics previously only available on expensive, high-end PCs.

Following development of a title, developers and publishers face additional hurdles to releasing a successful interactive software title. Competition for shelf space in the primary retail outlets is intense. Retailers attempt to increase the likelihood of quick product turns by dealing with companies that have proven track records of producing successful titles and a broad product line. Large product lines enable publishers to be responsive to retailers' requests to replace slow-moving products with new product offerings. Eidos believes that publishers with a large selection of products are often able to secure valuable shelf space on terms that are more favorable than those available to smaller competitors.

The World Wide Web (the "Web") constitutes a new platform with a unique distribution model. Current uses of the Web include game play, feedback, technical support, marketing and distribution. Currently, the principal revenue-generating Web-based game play is through multi-player games, access to which is via companies providing "game-matching" facilities. These facilities utilize games software which is generally technically limited to a maximum of 16 players. However, games may be designed for use exclusively via the Web (using client-server architecture) where the number of players can be greatly expanded, potentially to hundreds of simultaneous players ("Web-based games"). If and when issues relating to the Web, such as bandwidth constraints, costs, network latency and the lack of a clear revenue model are resolved, Eidos believes that the focus on development of products exclusively for use on the Web will increase.

Products

Eidos publishes interactive software, including titles such as the Tomb Raider series, Fighting Force, Commandos and Championship Manager, each of which has sold over 350,000 units. The Company's Tomb Raider franchise has sold in excess of 15 million units since its release in November 1996.

Eidos currently publishes products in five major interactive software genres: action, strategy, role playing, sports and resource management. Strategy, role playing and resource management titles tend to be published for MPC, while the action and sports titles are published primarily for PlayStation. The determination of the number of titles published within each genre is influenced by the estimated product lives within the genres. Sales of action, role playing and sports titles are usually highest in the first month of release and generally become insignificant after six months. However, strategy, simulation and resource management titles may have consistent sales throughout the course of a year or more. Eidos strives to keep a balance of products in each genre to ensure that quality product is always on the shelves.

Eidos obtains its products from four main sources:

(i)   internal development studios;

(ii) external development groups in which Eidos has an equity stake and which develop products in collaboration with Eidos;

(iii) external development groups which are wholly independent of Eidos, but which develop products in collaboration with Eidos; and

(iv) external development groups from whom Eidos licenses completed products for distribution in limited territories, generally Europe.

Eidos believes that Web-based games may represent a significant area of future growth. The Company believes that the ability to play games for free on the Internet has become increasingly attractive. Eidos has partnered with M-Path, the U.S. based multi-player gaming network, to create its own online gaming service called Eidosgames.com.

Further, Eidos has entered into an agreement with M-Path, to bring their M-Player services into the U.K. The Company is installing game servers which will allow players to game match with their U.S. counterparts.

While the Company believes that based on its catalog of products and its proprietary technology, it will be able to respond adequately when a viable technological and economic model emerges for Web-based games, no assurance can be given that this will in fact be the case. See "Description of Business -- Risk Factors -- Dependence on New Products," " -- Reliance on Third-Party Software Developers and Publishers" and " -- Reliance on Sony".

Interactive Software Development

Eidos uses a combination of internal studios and external development groups to develop its products. When working with external developers, Eidos seeks to establish long-term relationships that give the Company marketing rights to products in development, as well as rights to future products. In certain cases, however, Eidos may license only distribution rights to specific completed products.

Development Process

Development of Eidos' interactive software products is managed by its Publishing Committee, comprising members of senior management with input from developers and producers. Themes which originate from in-house development studios and external development groups, as well as from members of the Publishing Committee, are considered by the Publishing Committee for technical feasibility, product quality, consumer appeal, product mix among the various genres, fit with Eidos' product line and consistency of concept with the submitting studio's capabilities. Following selection of a theme, a producer is assigned to oversee the project and the relevant development group prepares a design of the game and play-flow, establishes play strategies and diagrams and develops game storyboards and key characters. The research and development time associated with the development and/or modification of technology is factored into the final design document and a development budget is calculated. Once the final design document and budget are approved by the Publishing Committee, Eidos begins funding development of the product.

Both internal and external products are generally funded against milestones. In each case the milestone deliverables are reviewed by the product's producer and, in some cases, by the Publishing Committee. Eidos generally has the right to terminate the development of any product and further payment if it reasonably determines that the milestones are not met. Upon termination of a product being developed by an internal development studio, the development resources are usually allocated to an alternative project.

Technology

The software products for the MPC and PlayStation are composed of graphics and an engine which drives the graphics. A software engine may instruct the computer to display a graphical depiction of a character on the screen and when a button is pushed make the character perform an action under user control. These graphical depictions are called models. Models are constructed as wire mesh shapes composed of hundreds or thousands of polygons. The developer will then create a texture to place over the model to make it appear as a solid object. These textures, called texture maps, may be created to look like wood, marble, skin, hair or any other conceivable surface. The computer will then render the texture map onto the model. Each of the components of the game, including the engines, the models and the texture maps, may be reused.

Eidos believes that Artificial Intelligence ("AI") is becoming increasingly important in interactive software, especially in strategy and role playing games. Eidos' aim is to direct research into AI in such a manner that the results can be applied to numerous future products. Eidos' intended implementations of AI include neural networks, which are intended to simulate human playing characteristics and to be capable of learning a variety of playing styles, and applications include character modeling, which seeks to emulate human-like memory and the ability to reason, plan courses of action and interpret and predict the actions of others. The Company believes that these applications may provide the Company with a new basis for embedding human-like strategy in new games, such as Warrior Kings and Warzone 2100.

In addition to the technology developed and collected from its interactive software development teams, Eidos has created applications of its audio/video compression technology for use in interactive software development. The compression technology allows for more video data to be stored on the CD-ROMs at higher quality and for the video to be played back smoothly on a standard PC without the need for additional video-specific hardware. The availability of a proprietary Codec eliminates the need for Eidos to pay royalties to third parties for use of Codecs.

Internal Development Studios

With over 240 development employees as at March 31, 1999, Eidos believes that its internal development studios constitute one of the largest internal development staffs engaged in interactive software development. The internal development studios include:

Core Design: Core Design has developed and published such hit products as Thunderhawk 1 and 2, ShellShock and Fighting Force. Core Design developed Tomb Raider, Tomb Raider 2 and 3 which have sold over 15 million units since November 1996. All three reached number one in certain U.S. and U.K. weekly industry sales charts in the 1996, 1997 and 1998 Christmas selling seasons. Core Design's development efforts are focused on products for dedicated consoles. See "Interest of Management in Certain Transactions".

Pumpkin: Pumpkin was formed in July 1996 by Jim Bambra (former Head of Design at Microprose) and Nick Cook (former Art Director at Microprose). It specializes in fast action strategy games that combine state-of-the-art graphical effects with speedy game-play, highly developed Artificial Intelligence and exhilarating full motion video (FMV) cut scenes.

Pumpkin's real-time strategy title for the MPC and PlayStation, Warzone 2100, was released in Spring 1999.

Crystal Dynamics: As Eidos Interactive's Menlo Park based entertainment software studio, Crystal Dynamics focuses on the development and marketing of top-quality game software. Founded in 1992, the company was one of the first to develop and publish a 32-bit console-format video game in 1993, The company's emphasis remains on developing products for the Sony PlayStation, MPC and Nintendo 64 platforms. Recent releases include Akuji the Heartless (PlayStation) and GEX
III: Deep Cover Gecko (PlayStation, Nintendo 64, and MPC). The next title, Legacy of Kain: Soul Reaver (PlayStation and MPC) is due out shortly.

External Development Groups

Eidos has entered into long-term relationships with various external development groups which are not wholly-owned by Eidos. Eidos' principal external development relationships are as follows:

Hothouse Studios Limited: Eidos has a minority equity interest in Hothouse Studios. Hothouse Studios' principals were involved in the development of such hits as Transport Tycoon, Grand Prix, B-17 and UFO. The first title from Hothouse, Gangsters, was released in December 1998 and has sold over 300,000 units. Hothouse are currently completing two action games, entitled CutThroats and Abomination as well as starting a sequel to Gangsters.

Innerloop Technologies AS: Eidos has a minority equity interest in Innerloop, which is in the process of developing an action adventure game, currently entitled IGI. The Innerloop principals were involved in the development of FX Skiing, Impact Racing, Casper, Pocahontas, Dragonheart and NBA Hangtime.

Looking Glass Technologies, Inc.: Eidos has established a four-year licensing deal with Looking Glass, whose action game Thief: The Dark Project was released in December 1998. They are currently working on a sequel.

Ion Storm: Eidos has entered into a multi-title development agreement with Ion Storm, whose founders include John Romero, the co-creator and designer of Doom, Doom II and Quake. Ion Storm is in the process of developing three titles: an action game, Daikatana, due for release in Autumn 1999; a role playing game, currently entitled Anachronox, and Deus Ex.

Sports Interactive Limited: Eidos has acquired a minority equity interest in Sports Interactive. Sports Interactive's principal was involved in the development of Championship Manager, a popular soccer management game, and Championship Manager 2. They have recently released Championship Manager 3, which became the fastest selling UK MPC game of all time in its first weekend of sales.

Silicon Dreams: Silicon Dreams is responsible for developing a line of soccer products based on the critically acclaimed World League Soccer engine. During the year they released World League Soccer 1998 and 1999. The 1999 version was endorsed by Liverpool's Michael Owen. They have also developed UEFA Champions League soccer game which was released in March 1999.

Quantic Dream: Quantic Dream is developing a 3-D action adventure game, using revolutionary facial and motion capture technologies, currently entitled The Nomad Soul. This has original music by and an in-game representation of David Bowie.

Mucky Foot: Mucky Foot are a highly experienced group of ex-Bullfrog developers who are working on a 3-D action adventure game currently entitled Urban Chaos.

Pyro Studios: Pyro, a subsidiary of Eidos' Spanish distributors, Proein, are currently working on a sequel to the hugely successful Commandos: Behind Enemy Lines which was released in the summer of 1998 and sold over 700,000 units.

Kronos Digital Entertainment: Eidos has a minority interest in Kronos Digital Entertainment which is developing an action/adventure game for the PlayStation called Fear Factor, currently due for release in Winter 1999/2000. Kronos is a young, innovative multimedia content developer specializing in high quality, 3-D computer graphics for the next generation of 32- and 64-bit game platforms. Kronos also provides broadcast quality computer generated images and special effects to interactive and network television, motion picture and theme park entertainment industries.

Eidos oversees the development of products by these groups in a manner similar to that applied to the internal studios. Each product is funded against milestones, which are approved by a producer and the Publishing Committee. The groups have access to technology and creative input on an as-needed basis. As with internal development, Eidos generally has the right to terminate the development of any product for failure to meet milestones. See "Description of Business -- Risk Factors -- Reliance on Third-Party Software Developers and Publishers".

Additional Product and Service Groups

Post-Production, Video Editing and Rendering Capabilities

Glassworks was established by Eidos in early 1996 as a joint venture with Hector Macleod, pursuant to which Mr. Macleod along with two other employees retained a 15% interest in Glassworks. The company utilizes state-of-the-art technology and a team of experts to provide post-production video effects and digital animation services to the television and advertising industries. In its short history, Glassworks has provided special effects for videos by singers George Michael, Bjork, Sting and Elton John and a number of widely viewed commercials, including those for Britain's National Lottery Draw, The Coca-Cola Company, Esso, British Telecommunications, Microsoft Corporation, Ford, Orange, General Motors, Honda, Kraft Foods, Nike, Helen Curtis, Nissan, BMW, Lego, Hoover and Electrolux.

Glassworks is also utilized by Eidos' interactive software developers for the creation of pre-rendered sequences and motion capture. One of the characteristics of interactive software-based games is the complex pre-rendered animation included at the beginning of the game and at the end of each level. These sequences may use many hundreds of frames of pre-rendered animation assembled into a single sequence, which typically requires massive computing power and many hours to render. However, Glassworks' hardware and expertise enable these sequences to be created relatively quickly and efficiently.

Eidos Technologies

Eidos Technologies, which designs and develops Eidos' video compression together with a number of related technologies, continues its work in the areas of video compression, video editing and Internet communications.

Eidos is currently developing new video editing systems named Justice and Judgement. The new products are software-based and run under Windows NT, which has become the industry standard. Justice and Judgement are planned to form the core of a family of digital content creation products targeted at the broadcast, commercial and new media markets.

Eidos Technologies' communications technology team is developing a video mail system which is believed to offer a number of significant benefits over competing products by virtue of a superior architecture. A patent application has been filed by Eidos Technologies in relation to the new technology and a number of commercial opportunities for the product are under examination.

Internet Publishing (Eidoscope)

Eidoscope was established in December 1996 to exploit Eidos' potential both on the Internet and within new media in general. The company recruited a team with a strong design base and has produced the Official McLaren Formula One web-site, the ITV-F1 web site, ICG (International Computer Group) global web site as well as the UK Eidos Interactive game specific web sites. In addition Eidoscope worked on a number of CD ROMs promoting Eidos' games.

The Division has developed a graphical and technical expertise on the Internet and operates as both a producer and an adviser. Its work can be split into three areas:

Internal: It is working to increase the scale of Eidos' presence on the Internet and to ensure that all territories collaborate to provide a global brand. In addition, it is working to establish a global customer support web site to enhance the service to Eidos Interactive customers. A strategy for E-Commerce is being developed; first to exploit the merchandising opportunities provided by the brand and second to position Eidos for selling games on-line.

Eidosnet: Eidos' own Internet Service Provider, Eidosnet, was launched during the year as part of a coordinated strategy of developing on-line gaming. Steps are being taken to ensure that all games in development with multi-player capacity are M-Player compatible.

External: The Division's strategy for external clients is to build on relationships with companies who have links with Eidos' games (for example, soccer and Formula One) or companies that can facilitate Eidos' development into other media or technologies.

Eidopt AS

In December 1997 Eidos entered into a joint venture agreement with Opticom ASA. The purpose of the joint venture, Eidopt AS, is to develop and subsequently to exploit commercially a prototype device, based upon Opticom's storage and processing technologies, which can be used to store and operate computer games software.

Research and Development

During the three financial periods ended March 31, 1997, 1998 and 1999 the Group has invested an aggregate of just under (pound)100 million (including employment costs) on research and development into its video compression technology and on developing computer and video games. Such investments were made principally in the United Kingdom and consisted mainly of salaries and related employment costs incurred in the development of video compression technology and computer and video games. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Distribution

Interactive Software Products

Eidos currently sells its interactive software products in over fifty countries and in up to eight languages. In fiscal 1999, sales in the United Kingdom, North America, Continental Europe and the rest of the World accounted for approximately 16%, 35%, 44% and 5% of net revenues, respectively. At March 31, 1999 the Company's marketing and sales staff included 177 employees working from offices in London, Birmingham, Paris, Hamburg, San Francisco, Palo Alto, Tokyo and Singapore. Refer to pages F-12 to F-15 for the detailed segmental analysis of revenue.

Europe: Eidos distributes its products directly to the major computer software retailers, discount warehouses and music stores in the United Kingdom, France and Germany. The Company believes that this direct distribution in the United Kingdom, France and Germany has had a major influence on the increase in each territory's revenues. However, the Company does still rely on independent distributors to reach the smaller independent retail outlets. Direct distribution has had a number of positive effects in addition to increasing revenues: improved communication with customers (retailers), greater access to the ultimate end user, improved inventory management and a greater than average selling price.

Eidos also believes that the life cycle management of products is an area of the interactive software market not yet fully exploited. Accordingly, in March 1998 the Premier range was launched; this is a budget/mid price range which offers customers the opportunity to purchase high quality catalog titles at a lower price point. The range is repackaged and is restricted to quality titles, originally released by Eidos and selected other publishers.

This constant management of each title through its various price points allows Eidos to recoup development costs over a longer period, whilst offering alternative distribution avenues for products which may not be appropriately priced at the high end of the market. See "Description of Business -- Risk Factors -- Evolving Distribution Channels".

North America: North American sales of Eidos' MPC-based games are primarily handled through Strategic Marketing Partners ("SMP"), one of the largest software representatives in the industry. Through SMP, Eidos also receives merchandising support, market feedback, support of retail channels and access to market penetration information. Console games are sold in North America through nine regional sales representative groups. Based on the variable nature of costs in the industry, Eidos periodically assesses the continuation of these relationships.

Marketing and Sales

Eidos targets the retail and end-user communities through a marketing strategy which includes retail promotions, public relations campaigns, consumer advertising, web-based marketing and direct marketing.

Retail Promotion

Once development of a product has commenced, Eidos begins to send product information to major industry buyers and selected retail store managers. The mailings include game descriptions, preliminary pricing information, ordering information, product merchandise and available press coverage. As the product nears completion the content and frequency of the mailings become more focused, culminating with the "launch" mailing which is designed to secure significant sales at product launch. Eidos also carries out "co-operative" marketing campaigns with major retailers to improve store presence and participate in the retailer's own advertising. See "Description of Business --Risk Factors -- Dependence on Availability of Adequate Shelf Space".

Public Relations Campaigns

Shortly after the initial mailings, Eidos commences public relations campaigns which include personal visits to magazine publishers, trade show appearances, and weekly and monthly mailings to the video game press, on-line publications, lifestyle and sports press, national dailies and broadcast media. Depending on the perceived potential of the product, the process may be repeated a number of times prior to the product's release. As the launch of the title nears, the process intensifies. Eidos believes that this repetitive contact results in continued coverage of the product through the development cycle in different consumer and retail publications, leading to increased sales and brand equity.

Consumer Advertising

Eidos generally begins a media and in-store consumer advertising campaign two to three months prior to launch of a product. The type and scale of the campaign is dictated by the nature of the product being promoted. The advertising may include: print, television, radio, outdoor, on-line advertising, cinema advertising, direct mail, co-marketing ventures and creative packaging. In-store promotions may include videos, window displays, product signage and/or product demonstrations. Eidos believes that the collaborative strategy of targeting the consumer with both general media and in-store campaigns enhances word-of-mouth advertising.

World Wide Web

Eidos' current efforts on the Web are focused on bringing Eidos closer to its customers. Eidos' Internet Publishing Division maintains and develops the Eidos web-site. Through provision of technical support at its web-site, Eidos is able to quickly respond to customer inquiries and post answers to frequently asked questions. This not only cuts down on the resources required for customer support, but also enables customers to receive a more immediate response to a question. By providing demos and samples to stimulate interest in products, Eidos is able to solicit input from potential consumers regarding the features, functionality and game play of certain products while Eidos is still in a position to respond to their suggestions. These postings also provide advanced notice of products which are currently in development and soon to be released.

Direct marketing

Eidos holds a considerable database of customers built from the return of warranty cards. The database is used for profiling exercises and segmented direct marketing campaigns. Campaigns are extended via physical mailings and, wherever possible, electronic mailing. Eidos also participates in direct marketing activities using databases built by retailers loyalty schemes.

Manufacturing

For each MPC product, Eidos prepares master software disks, camera-ready user manuals and collateral materials. Eidos' disk duplication, packaging, printing of manuals, manufacture of related materials, warehousing, assembly and shipping are performed by outside vendors. To date, Eidos has not experienced any material difficulties or delays in the manufacture and assembly of its products or material returns due to product defects. See "Description of Business -- Risk Factors -- Manufacturing Risks".

Products for the PlayStation are manufactured exclusively by Sony. Should Sony be unable to satisfy the Company's demand for products for any reason, the Company would be unable to turn to alternative manufacturers. Any failure by Sony to supply the Company with sufficient quantities of products could have a material adverse effect on the Company's business, results of operations and financial condition. See "Description of Business -- Risk Factors -- Reliance on Sony".

Principal Subsidiaries of the Company

The Company is the holding company of the Group. The Company has the following principal subsidiaries:

                                               % of
                                               share
                                Date of       capital
Name                         incorporation      held       Nature of Business
----                         -------------    -------    -----------------------
Eidos Interactive Limited       03/24/84       100       Developer and publisher
                                                         of computer software
Core Design Limited             05/13/88       100(1)    Developer of computer
                                                         software
Eidos Interactive, Inc.         08/15/92       100(1)    Developer and publisher
                                                         of computer software
Crystal Dynamics, Inc.          07/08/92       100(1)    Developer of computer
                                                         software
Eidos Interactive France SARL   12/10/85       100(1)    Publisher of computer
                                                         software
Eidos Interactive
(Deutschland) GmbH              02/08/96       100(1)    Publisher of computer
                                                         software
Eidos Interactive KK            07/30/98       100       Publisher of computer
                                                         software
Eidos Interactive Pte Limited   11/17/98       100       Publisher of computer
                                                         software
Eidos Technologies Limited      07/20/89       100       Developer of computer
                                                         software
Glassworks Productions Limited  11/14/95        85       Post production video
                                                         editing
Eidoscope Limited               11/12/96       100       Internet publishing

With the exception of the companies marked(1), the share capital of the above companies is held directly by the Company.

The registered office of Eidos Interactive Limited and Eidos Technologies Limited is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. The registered office of Core Design Limited is 55 Ashbourne Road, Derby D22 2FS. The registered office of Eidoscope Limited and Glassworks Productions Limited is 6th Floor, Aldwych House, 81 Aldwych, London WC2B 4RP. The registered office of Eidos Interactive, Inc. is 651 Brannan Street, 4th Floor, San Francisco, California 94107. The registered office of Crystal Dynamics is 2468 Embarcadero Way, Palo Alto, County Of Santa Clara, California. The registered office of Eidos Interactive France SARL is 8th Floor, 6 Boulevard du General Leclerc, 92115 Clichy, France. The registered office of Eidos Interactive (Deutschland) GmbH is Leverkusenstrasse 54 VI, 22761, Hamburg, Germany. The registered office of Eidos Interactive KK is Etsuzan LK Building 4F, 1-10-4, Hiroo, Shibuya-Ku, Tokyo 150-0012, Japan. The registered office of Eidos Interactive Pte Limited is 16 Raffles Quay, #23-01 Hong Leong Building, Singapore 048581.

With the exception of Eidos Interactive, Inc. and Crystal Dynamics, Inc., which are incorporated and operate in the United States, Eidos Interactive France SARL, which is incorporated, registered and operates in France, Eidos Interactive (Deutschland) GmbH, which is incorporated, registered and operates in Germany, Eidos Interactive KK which is incorporated and operates in Japan and Eidos Interactive Pte Limited which is incorporated and operates in Singapore all the above companies are incorporated, registered and operate in England and Wales.

Risk Factors

The statements contained in or incorporated into this Report which are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Report. In addition to the other information contained and incorporated by reference in this Report, the following risk factors should be considered carefully in evaluating the Company and its business.

Integration of Acquisitions

The Company has experienced rapid growth through the acquisition of several software publishers and developers. The Company intends to continue to evaluate potential acquisitions of, or investments in, software publishers and developers which the Company believes will complement or enhance its existing business. In connection with any future acquisitions or strategic investments, the Company may incur debt or issue debt or equity securities depending on market conditions and other factors. There can be no assurance that the Company will consummate any acquisition in the future or, if consummated, that any such acquisition will ultimately be beneficial to the Company.

The integration of acquired companies is typically difficult, time consuming and subject to a number of inherent risks. In particular, in the case of interactive software development enterprises, the success of acquisitions is dependent upon the integration and retention of existing employees. There can be no assurance that employees of an acquired enterprise, particularly those responsible for software development, will remain with the Company after an acquisition. The success of acquisitions will also be dependent upon the Company's ability to fully integrate the management information and accounting systems and procedures of acquired companies with those of the Company. The Company's management will be required to devote substantial time and attention to the integration of these businesses and to any material operational or financial problems arising as a result of the acquisitions. There can be no assurance that operational or financial problems will not occur as a result of any acquisition. Failure to effectively integrate acquired businesses could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on New Product Introductions; Product Delays

The Company's success depends on the timely introduction of new products to replace declining revenues from older products. The bulk of revenues generated from interactive software products is generally realized in the first few months following release. Few interactive software products achieve sustained market acceptance. Some of the products released by the Company over the past eighteen months have failed to meet the Company's sales expectations. If, for any reason, revenues from new products fail to replace declining revenues from existing products, as was the case with Domark in fiscal 1994 and 1995 and CentreGold in fiscal 1995, the Company's business, results of operations and financial condition would be adversely affected. Moreover, because of the hit-driven nature of the interactive software industry and the inability to predict consumer preferences, the Company's revenues and financial results may decline on a sequential period-to-period basis following periods in which a particular Company product generates significant revenues. A significant delay in the introduction of, or the presence of a material defect in, one or more new products could have a material adverse effect on the ultimate success of such products and on the Company's business. Furthermore, because of the boost to revenues typically associated with the initial shipments of a new product, delaying a product introduction beyond the end of a fiscal quarter may materially adversely affect operating results for that quarter. The process of developing software products such as those offered by the Company is extremely complex and is expected to become more complex and expensive in the future as new platforms and technologies are addressed. In the past, the Company has experienced significant delays in the introduction of certain new products and the Company anticipates that there will be similar delays in the development and introduction of new products in the future. There can be no assurance that new products will be introduced on schedule, that they will achieve market acceptance or that they will generate significant revenues.

Product Concentration; Dependence on Hit Products

A key aspect of the Company's strategy is to focus its development and acquisition efforts on selected, high quality entertainment software products. The Company derives a significant portion of its revenues from a select number of high quality entertainment software products released each year, and many of these products have substantial development costs and marketing budgets. Due to this dependence on a limited number of products, the Company may be adversely affected if one or more principal entertainment software products fail to achieve anticipated results.

The Company's strategy also includes as a key component developing and releasing products that have franchise value, so that sequels, enhancements and add-on products can be released over time, thereby extending the life of the property in the market. While the focus on franchise properties, if successful, results in extending product life cycles, it also results in the Company depending on a limited number of titles for its revenues. There can be no assurance that the Company's existing franchise titles can continue to be exploited as successfully as in the past. In addition, new products that the Company believes will have potential value as franchise properties may not achieve market acceptance and therefore may not be a basis for future releases.

Fluctuations in Operating Results; Seasonality

The Company has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of the Company's products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by the Company and its competitors;
(viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling and U.S. dollar in relation to other currencies and in relation to each other; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, the Company may take certain pricing or marketing actions that could materially adversely affect the Company's business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly the Company operates with little backlog. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the second half of the Company's financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of the Company's total sales arise in the second half, the Company has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. The Company's expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet the Company's sales expectations.

Changing Product Platforms and Formats

The Company must continually anticipate the emergence of, and adapt its products to, new technologies and popular platforms for consumer software. The introduction of new technologies could render some of the Company's existing products obsolete or unmarketable. The development cycle for products for new platforms or formats may be significantly longer than the Company's current development cycle. If the Company chooses not to develop for a platform that achieves significant market success, the Company's revenue growth may be adversely affected. The Company is currently developing products mainly for Sony PlayStation and MPCs. The Company is also developing products for the Nintendo 64, Dreamcast and Gameboy. The Company is no longer developing products for the Sega Saturn. There can be no assurance that the Company has chosen to support the platforms that will be successful.

Evolving Distribution Channels

Eidos distributes its products directly to major computer software retailers, discount warehouses and music stores in the United Kingdom, United States, Germany and France. There can be no assurance that the Company will be successful in distributing its products, that the costs associated with developing and maintaining a direct distribution operation in these markets will not exceed the amounts previously paid to distributors or that the Company will not experience other material problems in performing distribution operations. Any of the foregoing events could have a material adverse effect on the business, results of operations and financial condition of the Company.

Dependence on Availability of Adequate Shelf Space

Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition among interactive software producers for such shelf space and promotional support. To the extent that the number of interactive software products or hardware platforms increases, the competition for shelf space may intensify. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. In the United States, retailers often require software publishers to pay fees in exchange for preferred shelf space. The Company's products constitute a relatively small percentage of its retailers' sales volumes, and there can be no assurance that retailers will continue to purchase the Company's products or provide the Company's products adequate levels of shelf space and promotional support on acceptable terms. If the Company is not able to obtain adequate shelf space and promotional support, sales of the Company's products and the Company's business, results of operations and financial condition could be materially adversely affected.

Reliance on Third-Party Software Developers and Publishers

Products published by the Company include those which have been either developed specifically for the Company by independent software developers or developed by such parties or other publishers and licensed to the Company as completed products. Due primarily to increased competition among publishers for interactive software programs, the size of advances and guaranteed royalties paid to independent developers has increased and may continue to increase. There can be no assurance that products developed for the Company will be completed on time, if at all. Moreover, there can be no assurance that third-party products developed for or licensed to the Company will generate sufficient revenues to cover the amount of any advances or guarantees. The Company's product development efforts depend, in part, on its continued ability to obtain and renew product license or development agreements. As independent developers are in high demand, there can be no assurance that the Company will continue to attract high quality independent developers, including those which have developed products for the Company in the past. Failure to obtain or renew agreements with independent developers or publishers, or the termination of existing or future agreements with such parties, could adversely affect the Company's business, results of operations and financial condition.

Reliance on Key Personnel

The continued success of the Company depends, to a significant extent, upon the performance and contribution of its senior management and its ability to continue to attract, motivate and retain highly qualified employees. The loss of the services of any of the Company's senior management could have a material adverse effect on the Company's business, results of operations and financial condition. Competition for highly skilled employees with product development, sales, technical, management and other specialized training is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. In addition, while the Company has entered into employment agreements and other compensatory arrangements with certain key employees, there can be no assurance that such employees will not leave the Company. The Company's failure to attract additional qualified employees or to retain the services of key personnel could materially adversely affect the Company's business, results of operations and financial condition.

Competition

The market for the Company's interactive products is highly competitive and is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. A number of competitors offer products that compete with one or more of the Company's products. The Company's competitors include Sony Corporation ("Sony"), Nintendo, Sega, Microsoft Corporation, Electronic Arts, Inc., GT Interactive Software Corp., Activision, Inc., Acclaim Entertainment, Inc, Infogrames Entertainment SA, and a number of smaller companies. Principal competitive factors in the market for consumer software include quality of the product, technological innovation, breadth of product line, quality of game play, price, access to retail shelf space, frequency of new product introductions and marketing support. Some of the Company's competitors have greater financial, technical, marketing, sales and customer support resources, as well as greater name recognition and larger customer bases than the Company. Competitors of the Company, including those named above, may form strategic or cooperative relationships, which could present even more formidable competition to the Company than such entities acting alone. To the extent that competitors achieve price, shelf access, product selection, marketing support, distribution or other selling advantages, the Company could be adversely affected. There can be no assurance that the Company will have the resources required to respond to market or technological changes, that the Company will be able to compete successfully with current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, results of operations and financial condition.

The market is also extremely competitive with respect to access to development groups and content providers. Eidos believes that access to a sufficient number of high quality, proven development groups and sufficient content will be a significant competitive factor in the interactive software market. Only a limited number of people and organizations are capable of creating high quality interactive software products. Competition for these resources is intense and is expected to increase, and there can be no assurance that the Company will be able to identify or effectively compete for products from the limited number of development groups.

The Company also faces significant competition for its video compression technology. In the area of CD-ROM publishing, competitors include software developers such as Sorenson Vision, Inc., Intel Corporation ("Intel"), which has released the latest version of its Indeo Codec, and hardware-based solutions such as the MPEG-2 standard, which is closely associated with the standard for the next generation of DVD storage devices. With regard to video communications and video editing, the Company competes with companies such as Picturetel Corporation, British Telecommunications plc, Intel, Creative Labs, Inc., Avid Technology, Inc., VDOnet Corporation, RealNetworks, Inc. and other companies which are producing systems based on the H.263 standard. The Company also believes that several major computer and consumer electronic manufacturers such as International Business Machines Corporation ("IBM"), Compaq Computer Corporation and Sony may be developing products and technologies that could compete directly with the Company's video communication products. All of these companies have substantial experience in the development and marketing of compression technologies and related products, and also have substantially greater engineering, marketing and financial resources than the Company. The Company expects that to compete effectively it will continually have to improve the technological and price/performance characteristics of its Codecs, and will have to attract and support a large installed user base.

Product Returns

The Company accepts product returns and provides markdowns or other credits in the event that a retailer holds excess inventory of the Company's products. It is also the Company's practice to accept returns of defective, damaged or shelf-worn products at any time. At the time of product shipment, the Company establishes reserves which estimate potential future returns of products based on historical return rates, seasonality of sales, retailer inventories of the Company's products and other factors. The Company typically reserves for product returns and price reductions at rates ranging from approximately 10% to 15% of gross turnover. Although the Company believes that it maintains adequate reserves with respect to product returns and price reductions, there can be no assurance that actual returns or price reductions will not exceed the reserves established. Product returns or price reduction credits that exceed the Company's reserves could materially adversely affect the Company's business, results of operations and financial condition.

Risks Associated with International Operations; Currency Fluctuations

Currently, the Company's products and services are marketed in over 35 countries, covering primarily Europe and the U.S.. Sales of the Company's products in such markets are subject to risks inherent in international business activities, including general economic conditions in each country, overlapping of differing tax structures, managing an organization spread over various jurisdictions, unexpected changes in regulatory requirements, complying with a variety of foreign laws and regulations and varying accounts receivable cycles.

The Company publishes its consolidated financial statements in pounds sterling. A significant portion of the Company's assets and net revenues are generated in foreign currencies, primarily French francs, German marks and U.S. dollars. In translating the results of its overseas operations the Company is subject to fluctuations in the exchange rates between pound sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against pound sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against pound sterling could increase reported revenues. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

In the year ended March 31, 1999 the Company recorded 34% of its costs in pounds sterling with the remaining 66% in other currencies primarily U.S. dollars, French francs, German marks and Euros. 72% of total turnover was generated in these other currencies. In the year ended March 31, 1997, the Company incurred exchange losses (under U.K. GAAP) of (pound)1.8 million, due to the appreciation of the pound during the period. The Company takes steps to hedge its foreign currency exposure and in the year ended March 31, 1999 the net exchange losses (under U.K. GAAP) were only (pound)8,000 (gains of (pound)0.6 million taken to income offset by losses of (pound)0.6 million taken to reserves). However no assurance can be given that the Company will not incur losses similar to those in fiscal 1997 in future periods.

Risk of Software Errors or Failures

Software products as complex as those offered by the Company may contain undetected errors when first introduced or when new versions are released. The Company has in the past discovered software errors in certain of its product offerings after their introduction and has experienced delays or lost revenues during the period required to correct those errors. In particular, the MPC hardware environment is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult. The Company has experienced delays and significant technical support expenses in the past. There can be no assurance that, despite testing by the Company, programming or compatibility errors will not be found in new products or releases after commencement of commercial shipments. Any such errors could result in the loss of or delay in achieving market acceptance, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Intellectual Property and Proprietary Rights

The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third party non-disclosure and non-competition agreements and other methods to protect its proprietary rights. Although the Company is not currently the subject of any material intellectual property litigation, there has been substantial litigation regarding copyright, trademark and other intellectual property rights involving computer software companies. There can be no assurance that third parties will not assert infringement claims in the future with respect to current or future products of the Company. Any claims or litigation, with or without merit, could be costly and could require a significant amount of management's attention and result in adverse determinations, each of which could have a material adverse effect on the Company's business, results of operations and financial condition. Policing unauthorized use of the Company's products and trademarks is difficult and, while the Company is unable to determine the extent to which infringement of its proprietary products and marks, software piracy and trademark infringement can be expected to be persistent problems. In selling its products, the Company relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. Furthermore, the Company enters into transactions in certain countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of the Company's rights may be ineffective in such countries.

Manufacturing Risks

The manufacturing of the Company's interactive software products involves duplicating software onto CD-ROM disks, printing user manuals, product packaging and shipping materials, and packaging finished products. Each of the foregoing activities is performed for the Company by third parties in accordance with the Company's specifications. While these services are available from multiple parties and at multiple sites, with respect to MPC products, there can be no assurance that any interruption in the manufacture of the Company's products will not occur and, if it does occur, that it could be remedied without undue delay and without materially adversely affecting the Company's business, results of operations or financial condition. Moreover, the Company's titles for the PlayStation are manufactured exclusively by Sony. Should Sony be unable to satisfy the Company's demand for products for any reason, the Company would be unable to turn to alternative manufacturers. Any failure by Sony to supply the Company with sufficient quantities of products for the PlayStation could have a material adverse effect on the Company's business, results of operations and financial condition.

Reliance on Sony

The Company publishes products in the United States pursuant to master license agreements with Sony Computer Entertainment of America, and in Europe and certain additional territories pursuant to agreements with Sony Computer Entertainment of Europe. Pursuant to these agreements the Company is permitted to use the proprietary information of Sony in connection with the development of products for Sony's platforms. The agreements with Sony with respect to U.S. publication and distribution rights expire in March 2003, while the agreements with respect to publication and distribution rights in Europe and certain additional territories expire in December 2005.

Although the Company has successfully negotiated agreements for the publication of its products in the past, there can be no assurance that it will be able to obtain publishing rights for all of its products in the future. Further, there are no provisions for renewal of existing agreements, and there can be no assurance that, at the end of their current terms, the Company will be able to renegotiate its agreements with Sony, or that the Company will be successful in negotiating license agreements with developers of new hardware systems. The termination of any of the Company's license agreements or the inability to negotiate agreements with developers of new hardware systems could have a material adverse effect on the Company's business, results of operations and financial condition.

Prior to release for manufacturing, Sony has the right to review, evaluate and approve, under standards established by it, each title for its proprietary platform and the right to inspect and evaluate all promotional materials in connection with such title. The inability of the Company to obtain timely approvals or the rejection by Sony of titles or related promotional materials could materially adversely affect the Company's future results of operations or result in quarterly variations in operating results if a product scheduled for release in any quarter is delayed. There can be no assurance that Sony will approve any product submitted by the Company or that the review process of Sony will not result in unscheduled delays in the introduction of new titles.

European Union Competition Law

Eidos' activities are subject to European Union competition law, including
Article 85 of the Treaty of Rome ("Article 85") which prohibits agreements and concerted practices which may affect trade between European Union member states and which have as their object or effect the prevention, restriction or distortion of competition within the European Union. Provisions in agreements which prevent, restrict or distort competition within the meaning of Article 85 will, subject to certain exceptions, be void (and in some cases the agreement itself may be void) and parties to such agreements may be subject to substantial fines imposed by the European Commission and may be liable to third parties for claims for damages. Agreements satisfying certain criteria are exempt from the application of Article 85 by virtue of so-called block exemptions issued by the European Commission. Agreements not covered by a block exemption may be notified to the European Commission and may, in appropriate circumstances, obtain negative clearance or an exemption. There can be no assurance that one or more of Eidos' collaborative or licensing agreements does not violate Article 85 or, if such a violation exists, that it would be excused by a block exemption or eligible for specific clearance or exemption. The imposition of fines, award of damages, voidance of a whole agreement or inability to enforce exclusivity of rights due to a breach of Article 85 could have a material adverse effect on the Company's business, results of operations and financial position.

Year 2000

Although the Company has developed and is currently implementing its Year 2000 strategy at negligible marginal costs, there can be no assurance that the Company will not encounter unexpected Year 2000 compliance problems in the future that may have a materially adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Year 2000". Furthermore, there can be no assurance that the Company will not be materially adversely impacted by Year 2000 issues faced by major distributors, suppliers, customers, vendors and financial service organizations with which the Company interacts.

ITEM 2 - DESCRIPTION OF PROPERTY

The Company maintains an aggregate of approximately 88,000 square feet of office and commercial studio space in Bath, Birmingham, Derby and London, England; in Hamburg, Germany; in Paris, France, in San Francisco and Palo Alto, California; in Tokyo, Japan and in Singapore.

Details of the principal establishments of the Eidos Group are as follows:

                                                                                                    Approximate
                                                                                                    Area Occupied
Property                       Tenure                                         Description           (square feet)
--------                       ------                                         -----------           -------------
(a) Eidos plc                  Leasehold 10 years from November 22, 1996      Office                19,000
Eidos Interactive Limited
Eidos Technologies Limited
Part 2nd Floor
Wimbledon Bridge House
Hartfield Road
London SW19 3RU

(b) Eidos Interactive Limited  Leasehold 1 year from May 27, 1998 thereafter  Office                1,800
Parts of Ground Floor          on three months' notice (Sections 24 to 28
Units 2/3 Holford Way          Landlord and Tenant Act 1954 excluded)
Holford
Birmingham
1 Riverside Court              Leasehold 10 years from June 24, 1996          Office                2,129(c) Core
Lower Bristol Road                                                                                  Design Limited
Bath                                                                                                55 Ashbourne
                                                                                                    Road
                                                                                                    Derby
Leasehold 10 years             Office                                         6,889
from February 10, 1994

(d) Glassworks Productions     Leasehold 10 years from December 35, 1995      Commercial Studio     2,800
Limited
3rd Floor
33/34 Great Pulteney Street
London W1
2nd Floor                      Leasehold from May 1, 1996 to                  Commercial Studio     2,870
33/34 Great Pulteney Street    December 24, 2005
London W1

(e) Eidoscope Limited          Leasehold expiring December 20, 2000           Office                1,640
3rd and 4th Floor
111-113 Great Tichfield Street
London W1

(f) Eidos Interactive, Inc.    Leasehold 5 years from May 12, 1997            Office                15,000
651 Brannan Street
4th Floor,
San Francisco
California 94107

(g) Eidos Interactive France   Leasehold 9 years from September 21, 1994      Office                3,422
SARL
8th Floor
6 Boulevard du General
Leclerc
Clichy

(h) Eidos Interactive          Leasehold 3 years from October 1, 1996         Office                2,500
(Deutschland) GmbH
Leverkusenstrasse 54,
22761 Hamburg

(i) Crystal Dynamics, Inc.
64 Willow Place                Leasehold from January 1, 1999 to              Office                26,788
Menlo Park                     March 31, 2007
California 94025-3691

(j) Eidos Interactive KK
Etsuzan LK Building 4F,        Leasehold 2 years from June 25, 1998           Office                2,337
1-10-4, Hiroo,
Shibuya-Ku,
Tokyo 150-0012, Japan

(k) Eidos Interactive Pte
Limited
2 Handy Road                   Leasehold from December 1, 1998 to June 30,    Office                936
Cathay Building                2000
#16-03, Singapore 229233

The principal place of business of each of the above companies is the first relevant address shown above.

ITEM 3 - LEGAL PROCEEDINGS

None.

ITEM 4 - CONTROL OF REGISTRANT

The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Ordinary Shares as at June 30, 1999:


                                                                                 Percent of
Title of Class                  Identity of Person or Group         No. Owned      Class
--------------                  ---------------------------         ---------      -----
Ordinary Shares of 10p each    Directors and Officers of Eidos      1,259,479       6.8%

There are no interests of more than 10% in the Company's shares. So far as Eidos is aware it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government nor are there any arrangements which may at a subsequent date result in a change of control of Eidos.

ITEM 5 - NATURE OF TRADING MARKET

The Ordinary Shares were included on the Unlisted Securities Market of the London Stock Exchange from December 1990 until October 1995 when they were included on the Official List of the London Stock Exchange under the symbol "EID". On December 20, 1996, 3,000,000 Ordinary Shares were listed on Nasdaq in the form of ADSs evidenced by ADRs under the symbol "EIDSY". Morgan Guaranty Trust Company of New York is the Depositary and transfer agent for the ADSs.

The following table sets forth, for the periods indicated, the period high and low middle market quotation for the Ordinary Shares as derived from the London Stock Exchange Daily Official List.

                                                              Price Per
                                                           Ordinary Share
                                                         -------------------
                                                         High           Low
                                                         ----           ----
Calendar 1997:
2nd Quarter                                      (pound) 8.98   (pound) 7.35
3rd Quarter                                              8.10           4.48
4th Quarter                                              8.23           6.20

Calendar 1998:
1st Quarter                                     (pound) 11.80   (pound) 6.70
2nd Quarter                                             12.63           7.70
3rd Quarter                                              8.93           5.88
4th Quarter                                              9.95           5.55

Calendar 1999:
1st Quarter                                     (pound) 20.35   (pound) 9.40

                                                           Price Per ADS(1)
                                                         -------------------
                                                         High           Low
                                                         ----           ----
Calendar 1997:
2nd Quarter                                           $ 15.25        $ 12.25
3rd Quarter                                             13.25           7.50
4th Quarter                                             14.50          10.63

Calendar 1998:
1st Quarter                                           $ 20.00        $ 11.50
2nd Quarter                                             20.50          13.00
3rd Quarter                                             15.00           9.25
4th Quarter                                             16.63           9.25

Calendar 1999:
1st Quarter                                           $ 32.44        $ 15.88

----------

(1) Each ADS represents 1 Ordinary Share On June 30, 1999, there were 53 registered ADR holders and 1,184,533 ADSs were outstanding (equivalent to 1,184,533 Ordinary Shares or approximately 6.4% of the total).

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no U.K. foreign exchange controls or restrictions on the payment of dividends on the Ordinary Shares or the conduct of the Company's operations. There are no restrictions under the Company's Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners by virtue solely of being non-resident or foreign owners to hold or to vote the Company's Ordinary Shares.

ITEM 7 - TAXATION

The following is a summary of certain U.K. tax consequences generally applicable to the acquisition, ownership and disposition by a beneficial owner of ADSs representing Ordinary Shares and of Ordinary Shares not in ADS form that is resident in the United States and not resident in the United Kingdom (a "U.S. Holder") for the purpose of the current double taxation convention between the United States and the United Kingdom (the "Convention"). The summary is based on current U.K. tax law as of the date of this document and is therefore subject to any changes to U.K. tax law. Because the following discussion is a general summary that does not purport to address all potential tax consequences for all types of investors. U.S. Holders of ADSs or Ordinary Shares should consult their own tax advisers as to the particular tax consequences to them of acquisition, ownership and disposition of the ADSs or the Ordinary Shares. The following summary of certain U.K. tax considerations does not address the tax consequences to a U.S. Holder (i) who is a resident (or in the case of an individual, ordinarily resident) in the United Kingdom for U.K. tax purposes or (ii) whose holding of Ordinary Shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business activities or, in the case of an individual, performs independent personal services, with a fixed base situated therein.

For the purposes of the Convention, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying Ordinary Shares represented by the ADSs and evidenced by the ADRs. Accordingly, except as noted, the U.K. tax consequences discussed below apply equally to U.S Holders of ADSs and Ordinary Shares.

Taxation of Dividends under U.K. Law and Refunds of Tax Credits

The discussion of U.K. taxation or dividends and refunds or tax credits is based on current U.K. tax law as amended by the 1998 Budget and the ensuing Finance Act.

The Company did not pay a dividend in the period ended March 31, 1999. For illustrative purposes, however, the paragraph below describes the difference between the results of a U.S. holder of ordinary shares or ADSs who received a dividend prior to April 6, 1999 and such a U.S. holder receiving a dividend after that date.

Under the provisions of the Convention and current U.K. law, a U.S. holder of ordinary shares or ADSs who is an individual or a corporate portfolio holder (which is broadly defined as a shareholder who holds less than 10% of the voting shares of the Company) would be entitled to receive from the U.K. Inland Revenue a refund (the "Tax Treaty Payment") of an amount equal to the tax credit in respect of ACT (Advance Corporation Tax) minus a withholding tax of 15% of the sum of the cash dividend plus the tax credit (limited to the tax credit). The rate of ACT is currently 25% of the cash dividend paid. On the basis of an ACT rate of 25% of the dividend, an (pound)80 dividend (which amount and rate of ACT have been selected for illustrative purposes only) would result in a (pound)20 payment of ACT by the Company. The tax credit related to the dividend would be equal to (pound)20 (20% of the sum of the (pound)80 dividend and the (pound)20 tax credit). A U.S. holder who is an individual or corporate portfolio holder would be entitled to receive a (pound)5 Tax Treaty Payment, calculated by reducing the (pound)20 tax credit by withholding tax of (pound)15 (15% of the sum of the (pound)80 dividend and the (pound)20 tax credit). Accordingly, such U.S. holder would have a total net receipt of (pound)85 (cash dividend of (pound)80 plus a net tax credit of (pound)5). Under the new U.K. law, the rate of tax credits will be halved from 20% to 10% of the gross dividend for dividends paid on or after April 6, 1999, with the result that a U.S. holder who is an individual or a corporate portfolio holder would not be entitled to receive any Tax Treaty Payment. Thus, using the example set out above, an (pound)80 dividend will result in the US holder only receiving (pound)80.

For dividends paid on or after April 6, 1999 (assuming that no further relevant changes in law occur), a U.S. holder who is an individual or a corporate portfolio holder who receives the (pound)80 dividend in the above example should be considered for U.S. federal income tax purposes to receive a dividend of (pound)88.89 ((pound)80 dividend plus the (pound)8.89 tax credit) and would include that amount in income. Such U.S. holder also should be considered to have paid (pound)8.89 of U.K. tax that, subject to the applicable limitations, would be creditable against such U.S. holder's U.S. federal income tax liability.

The aggregate of the dividend paid to a U.S. holder who is an individual or a corporate portfolio holder and the gross tax credit in respect of it will be treated as dividend income for U.S. federal income tax purposes to the extent made from the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any dividend paid in pounds sterling will equal the U.S. dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the U.S. holder, in the case of ordinary shares, or by the Depositary (or its Custodian), in the case of

ADSs, regardless of whether converted into U.S. dollars. Foreign currency exchange gain or loss, if any, realised in a subsequent sale or other disposition of pounds will be treated as ordinary income or loss to the U.S. holder.

Dividends received on the ordinary shares of ADSs will generally not be eligible for the dividends received deduction allowed to U.S. corporations under Section 245 of the U.S. Internal Revenue Code. However, the withholding tax will be treated as foreign income tax eligible for credit or deduction against such U.S. holder's U.S. federal income tax liability at such U.S. holder's option, subject to applicable limitations. U.S. holders should consult their tax advisers as to the method of claiming such foreign tax credit or deduction and compliance with special tax return disclosure requirements that may apply to U.S. holders who claim the benefit of the foreign tax credit on such U.S. holder's U.S. federal income tax return.

A U.S. holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the U.S. holder has not held the ordinary shares or ADSs for at least 16 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares of ADSs are not counted towards meeting the 16-day holding period required by the statute. A U.S. holder that is under an obligation to make related payments with respect to the ordinary shares or ADSs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

Under current U.S. Treasury regulations, dividends paid on ordinary shares or ADSs will not be subject to U.S. backup withholding tax. However, under final regulations that will be effective for payments after December 31, 1999, dividends paid on ordinary shares or ADSs to a U.S. holder or to a non-U.S. holder in the U.S. or through U.S. or U.S.-related persons may be subject to a 31% U.S. backup withholding tax in certain circumstances. In addition, under both current U.S. Treasury regulations and those scheduled to take effect for payments after December 31, 1999, the payment of proceeds of a sale, exchange or redemption of ordinary shares or ADSs to a U.S. holder or non-U.S. holder in the U.S. or through U.S. or U.S.-related persons may be subject to U.S. information reporting requirements and/or backup withholding tax.

U.S. holders can avoid the imposition of backup withholding tax by reporting their tax payer identification number to their broker or paying agent on U.S. Internal Revenue Service Form W-9. Non-U.S. holders can avoid the imposition of backup withholding tax by providing a duly completed U.S. Internal Revenue Form W-8 to their broker or paying agent. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided that the required returns are filed with U.S. Internal Revenue Service on a timely basis.

U.K. Taxation of Capital Gains

A U.S. Holder, which is a corporation, will not be liable for U.K. tax on capital gains realized on the disposal of their ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held or acquired in connection with a trade, profession or vocation carried on in the United Kingdom through a U.K. branch or agency. A U.S. holder who is an individual and who is resident or ordinarily resident in the United Kingdom for the purposes of U.K. taxation may be liable for U.K. tax on capital gains realized on the disposal of their ADSs or Ordinary Shares. Generally, gains realized on the disposal of ADSs or Ordinary Shares held other than as capital assets have a different U.K. tax treatment.

Neither the surrender of ADSs in exchange for the deposited Ordinary Shares represented by the surrendered ADSs nor the deposit of Ordinary Shares for ADSs representing the Ordinary Shares will be a taxable event for purposes of U.K. income and corporation tax or U.K. capital gains tax. Accordingly, U.S. Holders will not recognize any gain or loss upon the surrender of ADSs or the deposit of Ordinary Shares. See "U.K. Stamp Duty and Stamp Duty Reserve Tax."

U.K. Estate and Gift Tax

U.K. Inheritance Tax ("IHT") is a tax levied at death on the value of an individual's estate at death plus the value of any gifts made within seven years of death. It may also apply to certain lifetime transfers or to property comprised in a trust or settlement. A U.S. domiciliary need only be concerned about liability for IHT to the extent he is or is deemed to be also a U.K. domiciliary (or was a U.K. domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his U.K. assets. Generally, an individual who is domiciled in the United Kingdom is liable for IHT on his worldwide estate. An individual who is domiciled within the United States would only be subject to IHT on United Kingdom situated assets which would include shares in a U.K. company.

Domicile in the U.K. can arise either as a matter of general law, because the individual regards the United Kingdom as his permanent home and intends to remain in the United Kingdom for the rest of his life, or it can arise through residence in the United Kingdom over a number of years. Once United Kingdom domicile has been acquired then an individual will be treated as continuing to be deemed domiciled in the United Kingdom for IHT purposes for three years after giving up that domicile.

Under the Convention between the United States and the United Kingdom relating to estate and gift taxes, ADSs or Ordinary Shares held by an individual who is domiciled for the purpose of the Convention in the United States and is not for the purposes of the Convention a national of the United Kingdom will not, provided any applicable U.S. tax is paid, be subject to IHT on the individual's death or on a gift of the ADSs or the Ordinary Shares during the individual's lifetime unless the ADSs or the Ordinary Shares form part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a holder who performed independent personal services, pertain to a fixed base in the United Kingdom used for the performance of independent personal services. Where the ADSs or Ordinary Shares have been placed in trust by a settler who, at the time of settlement, was a U.S. Holder, the ADSs or Ordinary Shares will generally not be subject to IHT unless the settler, at the time of settlement, was not domiciled in the United States and was a United Kingdom national. In the exceptional case where the ADSs or Ordinary Shares are subject both to IHT and to U.S. Federal gift or estate tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.

U.K. Stamp Duty and Stamp Duty Reserve Tax

U.K. stamp duty is payable in respect of certain documents and U.K. Stamp Duty Reserve Tax ("SDRT") is imposed in respect of certain transactions in securities. Transfers for value of the Ordinary Shares will be subject to AD VALOREM stamp duty at the rate of (pound)0.50 per (pound)100 (or part of (pound)100) of the amount or value of the consideration given irrespective of the place of execution of any instrument of transfer. U.K. stamp duty is normally paid by the purchaser.

There is generally no AD VALOREM stamp duty on a gift or on an instrument of transfer which is neither a sale nor made in contemplation of sale. In those cases, the instrument of transfer will either be exempt from stamp duty or a fixed stamp duty of (pound)0.50 per instrument of transfer will be payable.

Proposals in the Chancellor of the Exchequer's Budget Statement dated March 9, 1999, if enacted, will result in such fixed stamp duty increasing from its former rate of 50p to (pound)5. The amount of ad valorem stamp duty payable is generally calculated at the applicable rate on the purchase price of the ordinary shares.

An agreement to transfer the Ordinary Shares or any interest therein (but not an agreement to transfer an interest in an ADS evidenced by an ADR (for the purposes of this section an "ADS")) for money or money's worth will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration given. The charge will generally arise on the day on which the agreement to transfer the Ordinary Shares is made, or, where the agreement is conditional, on the day on which the condition is satisfied. However, such liability to SDRT will be cancelled (or where SDRT has already been paid, the SDRT will be refunded) if the agreement is completed by a duly stamped transfer within six years of the agreement or within six years of the agreement having become unconditional, as the case may be. The SDRT would generally be the liability of the purchaser.

Charges to stamp duty or SDRT at the higher rate of (pound)1.50 per (pound)100 (or part of (pound)100) or 1.5% (respectively) of the amount or value of the consideration or, in some circumstances, the value of the Ordinary Shares (the "Consideration") may arise on the transfer or issue of Ordinary Shares to, or to a nominee or agent for, the Depositary. Charges to SDRT at the higher rate of 1.5% of the Consideration given may arise on the transfer or issue of Ordinary Shares to, or to a nominee for, a person whose business includes the provision of clearance services. Transfers of Ordinary Shares into and within the clearance service will not be subject to U.K. stamp duty.

Clearance services may opt, under certain conditions (and subject to U.K. Inland Revenue approval) for a rate of 0.5% SDRT to apply to a transfer of shares within the clearance service instead of the higher rate applying to an issue or transfer of shares into the clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on other deposits of the Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against the deposits.

It is not necessary to pay any U.K. stamp duty on the transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS, so long as the instrument of transfer and/or written agreement to transfer is executed and remains at all times outside the United Kingdom. In any other case, the transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to AD VALOREM stamp duty. The current rate of AD VALOREM stamp duty on a transfer of stock or marketable securities, which would include the Ordinary Shares and ADSs, is (pound)0.50 per (pound)100 (or part of (pound)100) of the value of the consideration (a transfer in contemplation of sale being stampable by reference to the value of the property transferred). No SDRT will be payable in respect of an agreement to transfer ADSs or beneficial ownership of ADSs.

A transfer for value of Ordinary Shares underlying ADSs by the Depositary at the direction of the ADS seller directly to a purchaser may give rise to a liability to U.K. stamp duty or SDRT. A transfer of Ordinary Shares from the Depositary to a U.S. Holder or registered holder of an ADS upon cancellation of the ADS is subject to a fixed U.K. stamp duty of (pound)0.50 per instrument of transfer.

ITEM 8 - SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company and the Consolidated Financial Statements and Notes included elsewhere in this document.

The selected consolidated financial data presented below for Eidos plc in accordance with U.K. GAAP for the year ended December 31, 1994, the fifteen months ended March 31, 1996, and the years ended March 31, 1997, 1998 and 1999 and at December 31, 1994, March 31, 1996, March 31, 1997, March 31, 1998 and March 31, 1999 are derived from the Consolidated Financial Statements audited by the Company's independent auditors.

The selected consolidated financial data presented below for Eidos plc in accordance with U.K. GAAP for the three months ended March 31, 1995 and year ended March 31, 1996 have been derived from unaudited financial statements and, in the opinion of management, include all adjustments, consisting solely of normal, recurring adjustments necessary to present fairly the information contained therein.

The Company prepares its Consolidated Financial Statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. These differences have a material effect on net income and shareholders' equity and are described in Note 28 of the Notes to the Consolidated Financial Statements of the Company. The selected consolidated financial data presented below for Eidos plc in accordance with U.S. GAAP for the year ended December 31, 1994, fifteen months ended March 31, 1996 and the year ended March 31, 1997, 1998 and 1999 and at December 31, 1994, March 31, 1996, March 31, 1997, March 31, 1998
and March 31, 1999 are derived from audited financial statements, but are unaudited except for the amounts covered by the reconciliation set forth in Note 28 of the Notes to the Consolidated Financial Statements of the Company.

In management's opinion, the reconciliation between U.K. GAAP and U.S. GAAP has been prepared by the Company on a consistent basis from period to period and includes all adjustments and reclassifications that the Company considers necessary for a fair presentation of such reconciliation for the periods presented.

Eidos -- U.K. GAAP

Consolidated
Statement of
Operations
Data:                                    Three             15
                          Year           Months          Months
                         Ended           Ended           Ended
In thousands,           December         March           March
except per                 31,            31,              31,              Year Ended March 31,            Year Ended March 31,
share data              --------       --------         --------         ------------------------        --------------------------
                          1994           1995             1996             1996           1997             1998            1999
                        --------       --------         --------         --------       --------         --------        --------
Turnover(1)           (pound)254       (pound)78     (pound)3,706     (pound)3,628   (pound)75,531   (pound)137,234  (pound)226,284
Cost of sales                 33              12            1,025            1,013          27,989           47,263          81,628
                    ------------    ------------    -------------    -------------   -------------   --------------  --------------
Gross profit                 221              66            2,681            2,615          47,542           89,971         144,656
Operating
expenses:
 Selling and
marketing                     10               5              721              716          13,178           23,697          37,096
 Research and
development                  139               6            2,561            2,555          26,809           29,898          39,619
 General and
administrative               185             154            2,502            2,348          13,996           16,923          28,771
                    ------------    ------------    -------------    -------------   -------------   --------------  --------------
Income/(loss)
from
operations                  (113)            (99)          (3,103)          (3,004)         (6,441)          19,453          39,170
Income/(loss)
from sale or
termination
of operations                 --              --               --               --             130           (1,852)             --
Interest
income/(expense),              6               3                5                2            (520)          (1,094)         (1,250)
net
Provision for
income taxes                  --              --               --               --          (1,450)          (5,642)        (13,670)
                    ------------    ------------    -------------    -------------   -------------   --------------  --------------
Net
profit/(loss)        (pound)(107)     (pound)(96)   (pound)(3,098)   (pound)(3,002)  (pound)(8,281)   (pound)10,865   (pound)24,250
Earnings/(loss)
per share           (pound)(0.04)   (pound)(0.03)    (pound)(0.67)    (pound)(0.59)   (pound)(0.59)     (pound)0.64     (pound)1.42
Diluted
earnings/(loss)
per share           (pound)(0.04)   (pound)(0.03)    (pound)(0.67)    (pound)(0.59)   (pound)(0.59)     (pound)0.61     (pound)1.25
                    ============    ============    =============    =============   =============   ==============  ==============

Weighted
average
number of
shares used
to compute
net
earnings/(loss)
per share                  2,752           2,839            4,649            5,086          13,921           16,943          17,138
                    ============    ============    =============    =============   =============   ==============  ==============

Consolidated Balance Sheet Data:

                          December          March            March           March           March
In thousands                 31,             31,              31,             31,             31,
                          --------        --------         --------        --------        --------
                            1994            1996             1997            1998            1999
                          --------        --------         --------        --------        --------
Working capital          (pound)368   (pound)(1,319)   (pound)25,592   (pound)52,074   (pound)53,574
Goodwill                         --              --               --              --          25,939
Total assets                    621           5,296           47,438          96,717         155,394
Long-term liabilities            21             580              425          29,454          30,813
Shareholders' equity            526             174           30,382          40,936          66,532

----------

(1) The results in the periods ended March 31, 1996 and March 31, 1997 reflect the acquisition of Domark Group Limited in October 1995 and CentreGold plc in April 1996.

(2) The results for the periods ending March 31, 1996 and March 31, 1997 and the position as at March 31, 1996 and March 31, 1997 have been restated to reflect the new accounting policy for software development costs as discussed in Note 2 on page F-8.

Eidos -- U.S. GAAP

Consolidated
Statement of
Operations
Data:                                    Three             15
                          Year           Months          Months
                         Ended           Ended           Ended
In thousands,           December         March           March
except per                 31,            31,              31,                             Year Ended March 31,
share data              --------       --------         --------         --------------------------------------------------------
                          1994           1995             1996             1996           1997             1998            1999
                        --------       --------         --------         --------       --------         --------        --------
Turnover(1)           (pound)254       (pound)78     (pound)3,706     (pound)3,628   (pound)75,531   (pound)137,234  (pound)226,284

Cost of sales                 --              (7)           1,025            1,032          32,311           47,263          81,628
                    ------------    ------------    -------------    -------------   -------------   --------------  --------------
Gross profit                 254              85            2,681            2,596          43,220           89,971         144,656
Operating
expenses:
Selling and
marketing                     10               5              721              716          13,178           23,697          37,096
Research and
development(2)               247               6           10,455           10,449          22,720           40,141          41,987
General and
administrative              (185)            154            3,723            3,569          18,903           24,983          33,090
                    ------------    ------------    -------------    -------------   -------------   --------------  --------------
Income/(loss)
from
operations                  (188)            (80)         (12,218)         (12,138)        (11,581)           1,150          32,483
Income/(loss)
from sales of
operations                    --              --               --               --             130              (52)             --
Losses from
interests in
associates                    --              --               --               --            (127)             118              --
Interest
income/(expense),              6               3                5                2            (520)          (1,094)         (1,250)
net
Provision for
income taxes                  --              --               --               --          (1,450)          (5,642)        (13,670)
                    ------------    ------------    -------------    -------------   -------------   --------------  --------------
Net
income/(loss)        (pound)(182)     (pound)(77)  (pound)(12,213)  (pound)(12,136) (pound)(13,548)          (5,520)         17,563
Earnings/(loss)
per share           (pound)(0.07)   (pound)(0.03)    (pound)(2.63)    (pound)(2.39)   (pound)(0.97)    (pound)(0.33)    (pound)1.03
Diluted
earnings/(loss)
per share           (pound)(0.07)   (pound)(0.03)    (pound)(2.63)    (pound)(2.39)   (pound)(0.97)    (pound)(0.33)    (pound)0.92
                    ============    ============    =============    =============   =============   ==============  ==============

Weighted
average
number of
shares used
to compute
net
earnings/(loss)
per share                  2,752           2,839            4,649            5,086          13,921           16,943          17,138
                    ============    ============    =============    =============   =============   ==============  ==============

Consolidated Balance Sheet Data:

                          December          March            March           March           March
In thousands                 31,             31,              31,             31,             31,
                          --------        --------         --------        --------        --------
                            1994            1996             1997            1998            1999
                          --------        --------         --------        --------        --------
Working capital.         (pound)368   (pound)(1,319)   (pound)35,694   (pound)54,077   (pound)55,567
Goodwill                         --           6,883           10,690           7,217          26,164
Total assets                    502          12,318           68,314         105,937         157,612
Long-term liabilities            21             580              486          29,454          30,813
Shareholders' equity            407           7,196           51,197          50,156          68,750

----------
(1) The results in the periods ended March 31, 1996 and March 31, 1997 reflect the acquisition of Domark Group Limited in October 1995 and CentreGold plc in April 1996.

(2) Operating expenses in the years ended March 31, 1996, 1997 and 1999 include write-offs of in-process research and development of (pound)8.2 million, (pound)13.8 million and (pound)2.4 million respectively, recorded in connection with the acquisitions of Domark (and certain smaller entities), CentreGold and Crystal Dynamics, Inc.

      Operating expenses in the year ended March 31, 1998 include write-offs of royalty advances and internal development costs of (pound)10.2 million relating to earlier periods resulting from the change in accounting principle and estimate (see Note 28 of the Notes to the Consolidated Financial Statements). Exchange Rates

The following table sets forth certain information with respect to the Noon Buying Rate for pounds sterling expressed in U.S. dollars per pound sterling. These translations should not be construed as a representation that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at such rate. Such rates are not used by the Company in the preparation of its Consolidated Financial Statements included elsewhere herein. See Note 2 of the Notes to the Consolidated Financial Statements of the Company.

                                                                        Period
Fiscal Year Ended March 31,               Average(1)   High     Low       End
                                          ----------  -----    -----    -------
1995                                         $1.56    $1.64    $1.51    $1.62
1996                                          1.56     1.71     1.51     1.53
1997                                          1.63     1.69     1.59     1.64
1998                                          1.65     1.71     1.59     1.67
1999                                          1.65     1.71     1.60     1.61

----------
(1) Represents the average of the Noon Buying Rates on the last day of each month during the relevant period. On July 19, 1999 the Noon Buying Rate was $1.56 for each (pound)1.00.

History of Dividends

Although CentreGold paid dividends to its shareholders prior to its acquisition by the Company, the Company has never declared or paid dividends on its Ordinary Shares. The Company intends to reinvest its earnings, if any, to finance the growth of its business, and does not anticipate paying any dividends in the foreseeable future. Any payment of dividends would be subject, under English law, to the Companies Act 1985, which requires that all dividends may only be paid from the Company's distributable profits and only to the extent that the Company has retained earnings, both determined on an unconsolidated basis. See "Dilution" and "Description of Share Capital".

ITEM 9 - MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and Notes included elsewhere in this document. The following discussion contains forward-looking statements that involve risks and uncertainties.

Overview

Eidos develops and publishes advanced interactive software products and video compression technologies. The Company was formed in May 1990 to develop video editing systems and subsequently expanded its activities to include developing proprietary, software-based video compression technology to be used in CD-ROM and video telephony applications. Sales of video compression products have not been significant, and the Company broadened its strategic focus to include developing and publishing interactive software. To implement this strategy, the Company effected a number of acquisitions which resulted in a substantial expansion of the Company's operations. In October 1995, the Company acquired three interactive software companies (Domark Group Limited, Simis Limited and The Big Red Software Company Limited) for aggregate consideration, including costs, of (pound)13.8 million. In April 1996, Eidos acquired CentreGold plc, an interactive software company, for consideration, including costs, of (pound)17.6 million. The consideration for each of these acquisitions consisted primarily of newly issued Eidos shares. As contemplated at the time of the CentreGold acquisition, in June 1996 the Company disposed of CentreSoft Limited and PDQ Limited, the distribution arms of CentreGold, for (pound)7.5 million in cash, the net book value of such companies at the date of acquisition by Eidos. Subsequently CentreSoft Limited was acquired by Activision, Inc. resulting in an additional (pound)0.5 million deferred consideration recognized in fiscal 1998. In November 1998 the Company acquired Crystal Dynamics, Inc. for $49.1m including costs. From inception until the acquisition of Domark in October 1995, the Company had a December 31 fiscal year end. In connection with the acquisition of Domark, the Company changed its fiscal year end to March 31.

Eidos earned a profit under U.K. generally accepted accounting principles ("GAAP") of (pound)24.3 million ((pound)17.6 million under U.S. GAAP) for fiscal 1999 and (pound)10.9 million ((pound)5.5 million under U.S GAAP) for fiscal 1998. Prior to this Eidos experienced losses under U.K. GAAP of (pound)8.3 million in fiscal 1997 ((pound)13.5 million under U.S. GAAP).

The Company's future success is dependent upon the Company developing and publishing additional interactive software titles and such titles achieving significant market acceptance. There can be no assurance that the Company's profitability recorded in respect of the year ended March 31, 1999 will be sustained. Furthermore, because of the substantial acquisition and disposition activities by the Company and its constituents, many of which had different fiscal year ends, comparison of the Company's financial statements from period to period is difficult.

The Company maintains its accounting records and reports its results in pounds sterling in accordance with U.K. GAAP. There are significant differences between U.K. GAAP and U.S. GAAP (these are discussed in Note 28 of the Notes to the Eidos Consolidated Financial Statements). A summary of the principal relevant differences between U.K. GAAP and U.S. GAAP follows:

Acquisitions. Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer game software, and for an aggregate of in excess of 25 games (together with underlying technologies) which were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditures by the Company. Accordingly, for U.S. GAAP purposes, the Company treated an aggregate of (pound)24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed. The Company also recorded (pound)49.4 million of goodwill for U.S. GAAP purposes in connection with such acquisitions. The Company recognises the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against related reserves, and had no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1999 is being capitalized and amortized in a method similar to U.S. GAAP however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortization under U.K. GAAP than it is under U.S. GAAP. Currently the amortization charge under U.S. GAAP exceeds that under U.K. GAAP because of the charges for companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the one-off in-process research and development charges.

Additionally U.K. GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under U.S. GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognised in periods subsequent to the acquisition, are credited to goodwill for US GAAP purposes and credited to income under U.K. GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

Deferred taxation. U.K. GAAP requires that no provision for deferred taxation should be made if there is reasonable evidence that such taxation will not be payable within the foreseeable future. U.S. GAAP requires full provision for deferred taxation liabilities, and permits deferred tax assets to be recognised if their realisation is considered to be more likely than not.

Investments. Unlike U.K. GAAP that recognises gains and losses in the periodic performance statements; U.S. GAAP requires unrealized changes in the value of listed investments to be recognised as a separate component of shareholders' equity until realized.

Change in accounting policy. The accounting policy with respect to software development costs was changed during fiscal 1998. Under U.K. GAAP, prior periods were restated to reflect the new accounting policy. This has affected the statements of operations for the years ended March 31, 1997 and March 31, 1996 and the fifteen months ended March 31, 1996 and reduced post tax profits by (pound)14.5 million, (pound)1.1 million and (pound)1.1 million respectively.

Under U.S. GAAP, prior periods are not restated and the entire effect of the change in accounting principle which is inseparable from a change in estimate ((pound)15.8 million) was taken in the year ended March 31, 1998.

The consolidated balance sheet at March 31, 1997 was restated under U.K. GAAP to show the affect of writing off all development costs, both internal and external. This resulted in a reduction in net assets of (pound)15.6 million. Under U.S. GAAP, the balance sheet at March 31, 1997 was not restated.

Research and development costs. Following the change in accounting policy there was no longer any difference between the U.K. and U.S. GAAP treatment of research and development costs. All internal and external development costs and royalty advances are expensed as incurred. However, under U.S. GAAP the change is reflected prospectively. Consequently the U.S. GAAP results fiscal 1998 and earlier differ from the U.K. GAAP results (as restated).

In these prior periods in accordance with U.S. GAAP, development expenditure relating to computer games software to be sold was expensed in the period in which incurred until the specific project had reached technological feasibility. Development costs incurred after establishing technological feasibility were capitalized and amortized on a product by product basis over the estimated life of the production (generally three months).

In prior periods, under U.S. and U.K. GAAP royalty advances to third party developers and licensors were treated as prepaid royalties and classified under receivables. Royalty advances were expensed at the contractual royalty rate as cost of sales based on actual net product sales. Management evaluated the future realization of royalty advances quarterly, and charged to cost of sales any amounts management deemed unlikely to be recovered at the contractual royalty rate through product sales.

For the years ended March 31, 1996, 1997, and 1999 U.S. GAAP research and development expenses also include (pound)8.2 million, (pound)13.8 million, (pound)2.4 million relating to the write-off of in-process research and development expenses in connection with the acquisitions of Domark (and certain smaller entities), CentreGold, and Crystal Dynamics respectively.

Unless otherwise indicated, all financial results and analyses in this document refer to the Company's U.K. GAAP financial statements.

The Company has historically recorded over 50% of its costs in pounds sterling however with the increasing amount of globalization and overseas development commitments this had decreased to 34% of total costs in 1999. During the year ended March 31, 1999, 66% of costs were paid in currencies other than sterling. A similar portion of its turnover (72% in the year ended March 31, 1999) is denominated in other currencies, primarily French francs, German marks and U.S. dollars. The Company reports its results in sterling; as a result, changes in the value of the pound sterling in relation to other currencies will affect the Company's turnover and operating margins. The impact of future exchange rate fluctuations between the pound sterling and other currencies on the Company's turnover and operating margins cannot be accurately predicted. Since December 31, 1996, the Company has taken steps to reduce its exposure to currency fluctuation through foreign exchange management aimed at protecting margins and fixing future pound sterling cash flows. In particular the Company has adopted a policy of hedging against the devaluation of a portion of its short-term foreign currency cash flows using forward contracts and options issued by the Company's bankers. The Company has unhedged commitments of U.S.$50 million in 6.25% Convertible Bonds and, in addition, unhedged royalty and licence commitments at March 31, 1999 of U.S.$3.5 million.

Results of Operations

Comparisons of the Company's operations from period to period are difficult to make because of the substantial acquisition and disposition activities by the Company and its acquired subsidiaries and the different historical fiscal year ends of the Company and its acquired subsidiaries.

The Company has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) market acceptance of the Company's products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by the Company and its competitors;
(viii) costs associated with the write-off of discontinued development projects;
(ix) development and promotional expenses relating to the introduction of new products or new versions of existing products; and (x) the size and rate of growth of the consumer software market. In response to competitive pressures, the Company may take certain pricing or marketing actions that could materially adversely affect the Company's business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly, the Company operates with little backlog. The Company's expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet the Company's sales expectations. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the fourth calendar quarter, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

The following table sets forth the actual selected statements of operations data of Eidos as a percentage of turnover for the periods presented:

Consolidated Statements of
Operations Data:

                                                 Year        Year       Year
                                                 Ended       Ended      Ended
                                                March 31,   March 31,  March 31,
                                                --------    ------     ------
As a percentage of turnover                       1997       1998       1999
                                                --------    ------     ------
                                               (unaudited)

Turnover                                         100.0%     100.0%     100.0%
Cost of sales                                     37.1       34.4       36.1
                                                 -----      -----      -----
Gross profit                                      62.9       65.6       63.9
Operating expenses:
 Selling and marketing                            17.4       17.3       16.4
 Research and development                         35.5       21.8       17.5
 Goodwill amortization                            --         --          1.8
 Other general and administrative                 15.8       12.3       10.9
Other operating expenses                           2.7       --         --
                                                 -----      -----      -----
Income/(loss) from operations                     (8.5)      14.2       17.3
Income/(loss) from sale or termination of
operations                                         0.2       (1.3)      --
Interest expense, net                             (0.8)      (0.8)      (0.6)
Provision for income taxes                        (1.9)      (4.1)      (6.0)
                                                 -----      -----      -----
Net income/(loss)                                (11.0)%      8.0%      10.7%

----------

(1) The results for the year ended March 31, 1997 have been restated to reflect the change in accounting policy (see Note 2 on page F-8).

(2) The acquisition of Crystal Dynamics in November 1998 has not had a significant impact on results for fiscal 1999. Year ended March 31, 1999 compared to the year ended March 31, 1998

Revenue. Eidos reported revenue of (pound)226.3 million for the year ended March 31, 1999 compared to (pound)137.2 million in the year ended March 31, 1998. Nineteen new titles were launched in the year (1998: nineteen), including Tomb Raider 3, Final Fantasy VII, Deathtrap Dungeon, Ninja, Gex III: Deep Cover Gecko, UEFA Champions League, Championship Manager 3, Gangsters, Thief: The Dark Project and Commandos. Eight titles (including catalog) managed to achieve sales in excess of 350,000 units. Revenue has increased 65% compared to 1998 even though the same number of new titles were released. This is due to a significant increase in volume of units sold of each title and therefore is evidence of the popularity of the new titles being released and Eidos' back catalog.

Eidos continues to derive the majority of its revenue (98.3%) from the games business. The balance of the Group's revenue comes from its post production video editing, video technologies, internet publishing and new media businesses. Towards the year end, Eidos' Internet Service Provider, Eidosnet, was launched. This has yet to generate any significant revenue but Eidos is now strategically well placed to benefit from this rapidly growing area.

Revenue has increased across all territories with sales to continental Europe increasing by 88% and sales to the United States increasing by 59%. Sales within the domestic market have grown by 39%, modest compared to the U.S. and rest of Europe but still a substantial increase on 1998. During the year Eidos opened offices in Japan and Singapore. Previously sales in these territories were sub-licensed out to other publishers. The impact on the operating results of this change is marginal since the higher revenues are offset by the establishment and running costs of these offices.

Eidos releases games for the Sony PlayStation and MPC. In addition revenue is generated from the sale of clue books and other merchandise and sub-licensing games onto other platforms, such as the Nintendo 64. Approximately 62% of Eidos' games revenue is derived from console based games compared to 65% in 1998. The proportion will vary according to the games released. In 1999 a number of the most popular games Eidos released were only available on MPC (including Championship Manager 3, Commandos and Final Fantasy VII).

During the year the volume of units shipped increased 73% from 9.7 million to
16.7 million. The average selling price decreased from (pound)15.16 to (pound)14.61. This is largely a result of the increasing proportion of back catalog (budget priced) sales which more than doubled from 1.4 million units to
3.4 million units. The average selling price of budget priced titles increased from (pound)7.29 to (pound)8.92. Titles now being released on the budget labels tend to be more popular and therefore command higher prices. Inflation has not had a significant impact on the average selling prices.

Cost of sales. Cost of sales represents the manufacturing costs of the games, origination (design of packaging and other printed material), storage, distribution and royalties. The manufacturing cost of PlayStation and Saturn games includes the royalties payable to Sony and Sega respectively; this has the effect of reducing the gross margin on these games. Gross margin for the year was 63.9% compared to 65.6% last year. Cost of sales includes royalties paid to developers in excess of development advances paid. A successful game can earn considerable excess royalties. Royalty costs in the year were (pound)15.7 million compared to (pound)6.2 million last year, reflecting the increasing success of titles from associate and external studios.

Selling and marketing. Selling and marketing comprise product marketing and advertising as well as salaries, bonuses and commissions paid to sales and marketing personnel. Advertising expenses on titles are recognized in the period in which they are incurred. Advertising costs for the year were (pound)20.7 million (9% of net revenue) compared to (pound)13.8 million (10% of net revenue) in 1998. The increase in expenditure reflects the growing use of TV, print and on-line advertising to promote Eidos' existing and emerging franchises.

The fixed element of selling and marketing costs was (pound)16.4 million (1998:
(pound)9.9 million) for the year ended March 31, 1999. The increase is a result of both the increased costs of licensing and additional headcount in new and existing offices.

Research and development. Research and development spend represents the Company's investment in product development of (pound)36.8 million for the year (1998: (pound)28.1 million). The increase reflects the increasing amount of new development being undertaken by the Group as well as the higher costs resulting from the growth of the industry generally. Also included in the category is pure research and development of (pound)2.8 million (1998: (pound)1.8 million) for the year to March 31, 1999. The product development charge for the year includes (pound)20.7 million invested in a pipeline of 38 titles which have yet to be released.

General and administrative. Total general and administrative costs were (pound)28.8 million or 12.7% of net revenue (1998: (pound)16.9 million or 12.3%) for the year ended March 31, 1999. In accordance with Financial Reporting Standard No.10 goodwill arising on the acquisition of Crystal Dynamics has been capitalized and is being amortized over three years. General and administrative costs excluding goodwill were (pound)24.7 million (10.9% of net revenue). In addition, the full year's charge includes (pound)3.8m attributable to abortive acquisitions with related funding costs. Excluding this exceptional charge and goodwill, general and administrative costs represented 9.2% of revenue compared to 12.3% last year.

After deducting operating expenses of (pound)187.1 million, Eidos reported an operating profit of (pound)39.2 million. This includes a (pound)4.1 million goodwill amortization charge. Excluding this charge operating profit was (pound)43.2 million (19% of net revenue) compared to (pound)19.5 million (14% of net revenue) in 1998.

Interest payable of (pound)3.0 million includes (pound)1.9 million interest payable on the convertible bonds (see below). The overall increase is due to the additional costs of arranging working capital facilities in the U.S. This is offset by an increase in interest receivable (from (pound)1.3 million to (pound)1.8 million) which is due to improved liquidity during the year and the continuing use of a formal treasury policies designed to maximize returns from surplus funds.

Provision for income taxes. The effective tax rate for the full year is 36% compared to 34% last year. The principal cause of the rate being in excess of the U.K. standard rate is the overseas profits being taxed at higher rates. These overseas profits represented a higher proportion of total Group profit this year and hence the effective tax rate is higher than the 34% reported last year. Significant tax losses ((pound)6.7 million) have been utilized during the year, leaving tax losses of up to (pound)17.5 million available in the future. Because of the significant proportion of Eidos' activities in countries with higher tax rates than the U.K., it is anticipated that Eidos will continue to have an effective rate in excess of the U.K. rate. Effective tax planning and management is therefore important to the Group and is done on an ongoing basis.

Net income. Eidos reported net income of (pound)24.3 million for the year ended March 31, 1999 compared to (pound)10.9 million for the corresponding period last year. The basic earnings per share was 141.5p compared to 64.1p last year based on a weighted average number of shares of 17,137,829 (1998: 16,943,461). The earnings per share excluding goodwill amortization was 165.2p. The diluted earnings per share was 125.2p compared to 61.2p for the corresponding period last year (the comparative has been restated in accordance with Financial Reporting Standard No.14). Again, excluding goodwill the diluted earnings per share was 145.1p.

Year ended March 31, 1998 compared to the year ended March 31, 1997

Turnover. Eidos derived 97.7% (1997: 97.1%) of its turnover from the sale of internally and externally developed computer games. The remainder of Eidos' turnover relates to its other businesses. Revenues from the record company have been negligible and this activity was terminated in February 1998.

Eidos released nineteen titles for the year, compared to twenty eight in the previous year. This reflected Eidos' commitment to releasing fewer, better quality games to avoid incurring unnecessary variable costs on marginal games.

Turnover increased across all territories with sales to North America increasing by 112% and sales to French and German speaking parts of Europe increasing by 122%. In 1997 the vast majority of U.K. sales were classified as domestic because the export sales from the U.K. were handled via an independent U.K.-based distributor. In 1998 the method of analysis was changed to show a revised geographical split of turnover. Using the same method of analysis on the 1997 turnover domestic sales in the U.K. increased by 33% and export sales increased by 57%. As a result of the increasing proportion of non-domestic sales, 66.4% of turnover in the year was generated in currencies other than sterling, predominantly French Francs (16.1%), Deutschmarks (13.1%) and U.S. Dollars (37.2%), compared to 57% in 1997.

Eidos has released games for the MPC and Sony PlayStation. 65% of Eidos' games turnover is derived from sales of console games (1997: 60%), although this represents fewer titles (and units) than PC games. The overall increase in turnover is largely due to the strength of the titles being released and the significant continued growth in the installed base of PlayStation and powerful games-capable PCs.

The average selling price on premium products increased in fiscal 1998 but the overall average selling price decreased slightly due to a decrease in the average price of budget products.

Cost of Sales. Cost of sales represents the manufacturing costs of the games, origination, storage, distribution and royalties. The manufacturing cost of PlayStation and Saturn games includes the royalties payable to Sony and Sega respectively; this has the effect of reducing the gross margin on these games. Internal royalties paid to development staff increased in the period to (pound)4.6 million from (pound)1.0 million in 1997. This contributed to the increase in cost of sales (and staff costs). However, the overall gross margin in 1998 was 65.6% compared to 62.9% in 1997. It is a measure of the Group's ability to control costs that the average gross margin has increased in spite of an increase in the proportion of lower margin console sales.

Selling and Marketing. Selling and marketing comprise product marketing and advertising as well as salaries, bonuses and commissions paid to sales and marketing personnel. Advertising expenses on titles are recognized in the period in which they are incurred. Expenses for the year ended March 31, 1998 were (pound)23.7 million, or 17.2% of turnover compared to (pound)13.2 million, or 17.4% of turnover in 1997. The fixed element of selling and marketing costs has increased in line with the activity and size of the Group and includes corporate marketing, attending the major trade exhibitions and promoting the Eidos' valuable brands (notably "Tomb Raider" and "Championship Manager"). The variable element of product advertising is expected to remain at around 8-10% of turnover in the future (1998: 10%, 1997: 8.5%).

Research and Development. Research and development expenditure has increased to (pound)29.9 million (1997: (pound)26.8 million) for the year. This represents product development costs incurred in the period, advance royalties payable to third party software developers or licensors and other research and development activity. Eidos has spent (pound)1.8 million (1997:
(pound)0.7 million) on pure research and development activity in the year and (pound)28.1 million (1997: (pound)26.1 million) on the development of computer games. The games charge includes (pound)18.9m invested in 33 titles still to be released at March 31, 1999, including Daikatana, Final Fantasy VII, Dominion Storm and Ninja which, under the old accounting policy, would have been deferred in the balance sheet as an intangible asset until release.

General and Administrative. General and administrative expenses for the year ended March 31, 1998 were (pound)16.9 million, or 12.3% of turnover compared to (pound)14.0 million or 18.5% of turnover in 1997. The increase in absolute expenses results from the general expansion of Eidos and also includes such one off costs as relocation and reorganization in the early part of the year and a write off of goodwill arising on certain associated undertakings.

Other Operating Expenses. Foreign exchange losses for 1998 were (pound)21,000 compared to (pound)1.8 million in 1997. This is partially a result of the Group's foreign exchange management and hedging policies adopted in June 1997.

After deducting operating expenses of (pound)70.5 million Eidos generated an operating profit of (pound)19.5 million in the year ended March 31, 1998 representing 14% of turnover, compared to a loss of (pound)6.4 million 1997.

Included within operating results are operating results for the year of Simis and Naked Records, which were sold and terminated respectively during the final quarter of the year. The operating profit of (pound)22.0 million (16.1% of turnover) before their results represents a better measure of the performance of the ongoing activities of the Group.

Other Non-Operating Income/Expenses. This includes (pound)2.4 million of goodwill previously written off directly to reserves for Simis and Naked net of (pound)0.5 million of deferred consideration received from the 1996 sale of CentreSoft, triggered by their subsequent disposal to Activision.

Interest payable of (pound)2.4 million includes (pound)1.8 million interest payable on the convertible bonds (see below). The large increase in interest receivable (from (pound)0.3 million to (pound)1.3 million) is due to improved liquidity during the year and the introduction of formal treasury policies designed to maximize returns from surplus funds.

The Group has eight associated undertakings all involved in the development of computer games with their major source of income being the development advances paid by Eidos and other publishers. Where paid by Eidos, these advances are expensed in full in accordance with the Group's accounting policy. The Group's policy is to account only for any expenses incurred by the associates which are materially in excess of the funding received or any material income earned elsewhere (for example, royalties). The majority of the games being developed by the associates have yet to be released. In the year ended March 31, 1998 there were no excess profits or losses to report.

Provision for Income Taxes. The effective tax rate for the full year of 34% is the same rate used at the half year. The principal cause of the rate being in excess of the U.K. standard rate is the overseas profits being taxed at higher rates. Significant tax losses ((pound)6.3 million) have been utilized during the year which leaves losses of approximately (pound)0.3 million and (pound)2.0 million in the U.K. and U.S. respectively.

Net Income. Net income for the year ended March 31, 1998 was (pound)10.9 million compared to a loss in 1997 of (pound)8.3 million. This gives an earnings per share of 64.1 pence (1997: loss of 59.5 pence) and a fully diluted earnings per share of 59.8 pence, based on a weighted average number of shares outstanding in the period of 16,943,461 (1997: 13,921,162) and 21,000,879 respectively. The adjusted earnings per share from earnings before exceptional items amounted to
75.1 pence. This earnings per share gives a better indication of the underlying performance of Eidos without the distortion of the one-off loss on terminated activities.

Liquidity and Capital Resources

Eidos has funded its operations primarily through public sales of equity securities and convertible bonds. In December 1996, the Company raised (pound)18.1 million (net of issue costs) through the issue and sale of 3,000,000 Shares pursuant to public offerings in the United States and the United Kingdom. The 3,000,000 Shares issued in the offerings were listed on the Official List of the London Stock Exchange and, in ADR form, on Nasdaq. In April 1996, the Company raised (pound)22.0 million (net of issue costs) through a 12 for 25 rights issue. In October 1995, the Company raised (pound)5.7 million (net of issue costs) through a placing of 1,680,000 Shares. Additionally, the Company has raised (pound)2.5 million to date from the exercise of warrants and options.

In March 1996, the Company arranged an overdraft facility of (pound)5.5 million. This is renewed annually. The facility was increased to (pound)20 million over the Christmas period when working capital requirements are at their highest. In addition, the U.S. office has secured a similar facility to cover its working capital requirements ($5 million increasing to $15 million over the winter months). This facility is in place for two years.

In April 1997 the Company raised U.S.$50 million ((pound)29.9 million net of issue costs) through issuing 6.25% convertible bonds. These are convertible on or prior to July 24, 2002. At March 31, 1999 U.S.$100,000 had been converted. At March 31, 1999, the Company had cash of (pound)48.2 million. At March 31, 1999, Eidos' working capital was approximately (pound)53.6 million.

Eidos increased cash by (pound)30.1 million from its operating activities in the year ended March 31, 1999 consisting of an operating profit of (pound)39.2 million and depreciation and amortization of assets of (pound)8.2 million less a (pound)17.3 million increase in non-cash working capital.

Eidos' operating activities generated (pound)15.9 million in the year ended March 31, 1998 and utilized (pound)7.5 million of cash in the year ended March 31, 1997.

Capital expenditure and financial investment activities used (pound)2.7 million in cash in the year ended March 31, 1999, consisting of (pound)0.6 million for the purchase of investments and (pound)2.1 million for the purchase of tangible assets. Acquisitions and disposals activity used (pound)14.9 million in cash in the year ended March 31, 1999, mainly due to the acquisition of Crystal Dynamics. For the year ended March 31, 1998, net capital expenditure was (pound)16.0 million, consisting mainly of (pound)11.7 million for the purchase of investments and (pound)4.2 million for tangible assets. Acquisitions and disposals of subsidiaries and associates utilized a net (pound)2.7 million. For the year ended March 31, 1997, investment activities utilized (pound)14.0 million, consisting mainly of (pound)19.9 million for acquisitions (less (pound)8 million received for the re-sale of businesses) and (pound)2.4 million for tangible fixed asset purchases.

Financing activities generated (pound)0.8 million, (pound)31.0 million and (pound)41.9 million in the years ended March 31, 1999, 1998 and 1997, respectively, primarily from issuance of equity securities and convertible bonds. In the years ended March 31, 1999, 1998 and 1997 the Company repaid debt of (pound)0.7 million, (pound)0.8 million and (pound)1.7 million respectively in connection with finance leases for capital equipment.

Acquisitions, investments and disposals

The following acquisitions/investments were made during the year.

On November 5, 1998 the Company acquired the entire share capital of Crystal Dynamics, Inc., a software development studio based in Palo Alto, California, for a total consideration of approximately $49.1 million including costs of $2.1 million. The consideration comprised a cash payment of (pound)$23.0 million on November 5, 1998, a cash payment of $23.0m on April 1, 1999 (together with accrued interest of $0.4 million, which was not added to the total acquisition cost) and the assumption of $0.9 million stock options.

The company generated (pound)2.2 million external revenue and (pound)3.7 million internal revenue. Crystal Dynamics generates the majority of its revenue from other group companies who publish and distribute the software it develops. It is therefore necessary to take the internal royalty revenue (which is determined on arm's length basis) into account when measuring the performance of the acquisition. On this basis, Crystal Dynamics reported a net operating profit of (pound)2.5 million for the five months since acquisition.

Eidos holds approximately 15% of the share capital of Opticom ASA, a Norwegian listed company and a leader in the research and development of polymer based storage and processing devices and internet technologies. Following the recovery of the share price of Opticom, the market value of Eidos' holding in the company at March 31, 1999 was (pound)24.2 million, which was significantly above cost. Consequently the (pound)5.25 million non operating charge taken at the interim in respect of this holding has been reversed in the second half of the year ((pound)2.25 million was reversed in the third quarter and (pound)3.0 million was reversed in the fourth quarter). The investment is shown at cost at the year end.

In June 1998 the Company acquired the remaining 25% of its subsidiary, Eidoscope Limited, for (pound)120,000.

In February 1999 Eidos terminated the activities of its development studio, Big Red Software, and the goodwill arising on original acquisition ((pound)0.4 million) was expensed through income.

Year 2000

The Year 2000 presents potential problems for all companies using computers, software and other electronic equipment. At the year 2000 issues may arise for one of the following reasons. The use of "00" may imply that there is no current date. Any system using date based functionality for processing may fail due to calculation errors. Any interfaces using date based data storage must be unambiguous i.e. store all 4 digits of the date. The Year 2000 must be recognised as a leap year. The following sections describe what steps Eidos have made to minimise the risk of exposure to these problems.

State of readiness

Eidos commenced its Year 2000 compliance project in late 1997. A co-ordinator was appointed who liaised with local management and IT personnel across the Group, and reported directly to the Board on progress made. A global strategy and policy for the Group was developed and implemented. Responsibilities were assigned to ensure timeliness of response and co-ordination of effort at all levels.

The Company's systems. Testing and replacement of hardware at all sites proceeded as planned and all business critical systems are now believed to be compliant. Financial and operational software was inventoried, certified by the suppliers and tested internally. The Company believes that game related development software and tools, which comprise the majority of Eidos' systems, are not adversely affected by Year 2000 problems. In addition the hardware used is updated frequently because of rapid changes in technology and the computer games industry.

The main financial and logistic system used in the U.K. and U.S. offices has been fully tested internally. In addition the supplier has provided certification of the system's compliance, and compliant Microsoft service packs have been applied. Systems used within the other offices have been upgraded and it is believed that they are now compliant.

However comprehensive, no program of testing can provide absolute assurance that problems will not be encountered, especially given the many inter-dependencies on suppliers and developers. Eidos has made best endeavors to gain assurances from key companies in the supply chain.

The Company's products. Eidos' products do not contain date-related processes and therefore the Company believes that they do not pose significant Year 2000 problems. However the Company may be adversely affected if there are significant problems with hardware used to run its products (in particular video games consoles). Due to the broad range and location of personal computer vendors, the Company does not believe that the supply of personal computers will be significantly affected.

Third party compliance. Eidos began to contact all its major customers and suppliers in order to ascertain the steps they had taken to minimise Year 2000 problems. In general the Company has limited control over the actions taken by these third parties and not all have actually provided written guarantees that they addressed all potential Year 2000 issues. However the Company has been in regular contact with a number of key suppliers, including the fulfilment warehouses used by the main manufacturing locations which have supplied written confirmation of compliance. The Company uses a number of different suppliers for its PC product and printed material and could switch suppliers at relatively short notice if necessary. However the Company is entirely dependent on Sony for the manufacture of its PlayStation products as are all other game developers for this platform. The final phase of compliance checks will follow up with major suppliers to collate their final Year 2000 positions.

Costs to the Company

To date the costs of implementing the Year 2000 compliance program have been indistinguishable from the normal costs incurred by Eidos in the regular maintenance and upgrading of all computer hardware and software. Some additional marginal costs have been incurred (for example, purchasing specific testing software and Year 2000 literature, travel expenses) but these have been negligible (less than (pound)50,000).

The only further cost envisaged will be from the results of Business Continuity Planning . This may highlight the need for standby arrangements to be made in the event of loss of facilities (power, light etc.) See contingency plans below.

Risks to the Company

Eidos believes it has taken reasonable steps to ensure it is not adversely affected by the Year 2000 problems however it would be impossible to give full assurance that operations will be unaffected considering the supply chain it operates within. Eidos is a very seasonal business and the majority of the Company's sales occur in period leading up to Thanksgiving and Christmas. Therefore a disruption in business in January would not normally have a significant impact on the Company's annual results. However the Company's current release schedule has a relatively large number of titles due for release in the first few months of 2000. Consequently delays in development completion, manufacturing or despatch caused by Year 2000 problems (internal or third party) may have an impact on the results for the year ended March 31, 2000. It is likely that this would only be a timing difference unless there were found to be irrevocable problems with any of the business critical systems or equipment. In addition, at January 1, 2000 most of Eidos' customers will not have paid for the stock they bought for the Christmas season and hence any Year 2000 problems they experience may have an adverse affect on Eidos' cash flow in the early part of 2000.

Contingency plans

Eidos is currently developing a Business Continuity Plan with the help of an external consultant. This includes risk management, physical security and disaster recovery planning. This will also provide alternative resources should the main Eidos Head Office in Wimbledon be unable to operate or experience any loss of IT capability or data. It is planned to extend this to offices in Europe and the U.S. Although it is possible that a completely comprehensive plan will not be in place in Europe and the U.S. before the year 2000, a number of steps will be taken to ensure any disruption caused by the year 2000 is minimised.

The Euro

The Board is currently assessing the implications for the European operations of the introduction of a common European currency ("The Euro"). The Euro was launched on January 1, 1999 and now runs in parallel with the French Franc, German Mark and other participating currencies until the local currencies are phased out by January 1, 2001.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro.

There have been negligible external costs relating to the introduction of the Euro to date (less than (pound)10,000). It is anticipated that once the Euro is implemented there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes). These are not expected to be material.

One of the main issues for the Company is the possible erosion of margin resulting from changes in the retail price point. As existing price points are translated to the Euro they may be rounded down by the retailer who may pass this reduction on to the Company. At this stage it is not possible to predict the impact of this but Eidos will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated to the local language should help to reduce "gray imports" (games bought in one territory and sold in another with a higher retail price) and minimize this risk.

Currently the offices in France and Germany remit Euros back to the Head Office in the U.K. These receipts are translated to Sterling and the currency risk is hedged in accordance with Company policies. Should the U.K. convert to the Euro this currency risk will be eliminated and the U.S. dollar will become the only significant currency exposure.

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Eidos is exposed to certain market risks arising from transactions in the normal course of business and financial instruments used to finance the Group's operations.

The main risks arising are foreign currency risk and interest rate risk. The Board reviews and agrees policies for managing each of these risks and they are summarized below.

The Group also enters into derivatives transactions (principally forward foreign currency contracts and currency option contracts). The purpose of such transactions is to manage the currency risks arising from the Group's operations and its sources of finance.

It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

Foreign currency risk

The Group has overseas subsidiaries in France, Germany, U.S., Singapore and Japan. The latter two were set up during the year to March 31, 1999 and do not as yet impact materially on the results of the Group.

At present therefore the Group's Sterling profit and loss account can be significantly affected by movements in the Sterling exchange rate with the French franc, Deutschmark, Euro and U.S. dollar.

The Group raised U.S.$50 million by issuing a 6.25% convertible bond in April 1997. The bond is convertible after August 31, 1997 and on or prior to July 24, 2002 into ordinary shares of 10p each of Eidos at an initial conversion price of (pound)10.95 per share and with a fixed rate of exchange on conversion of U.S.$1.5965=(pound)1.00. During the year to March 31, 1998 $100,000 of bonds were converted. In the year to March 31, 1999 no further bonds were converted, however a further $16.3 million have been converted since the year end.

The proceeds of the bond were used to meet working capital requirements and finance acquisitions.

The bond is stated in the accounts at its book value of (pound)31.0 million at March 31, 1999 (1998: (pound)29.0 million). The fair value at March 31, 1999 was (pound)58.6 million (1998: (pound)33.4 million).

The Group's Sterling balance sheet is partially protected from the movements in the U.S. dollar exchange rate by a natural hedge. As noted above the Group has a $50 million bond liability. Dollar assets comprising cash and intercompany balances are matched against the bond liability. This means, for example, that an exchange gain on the bond is offset by an exchange loss on the dollar assets.

About 45% of the Group's sales are to customers in continental Europe and transactions are predominantly in French francs, Deutschmarks and Euros. The Group's policy is to hedge 50% of the cash in these currencies which is forecast to be repatriated to the U.K. The Group hedges only up to three months ahead due to the uncertainty of cashflows beyond that date. This is achieved through forward currency contracts, foreign currency options and currency swaps. At March 31, 1999 no European currency hedges were in place due to the relatively low levels of cash expected in April to June as a result of the seasonality of the business.

The only currency contract open at March 31, 1999 was a U.S. dollar 7.5 million swap. This matured in June 1999. At March 31, 1999 the loss on this contract was (pound)29,000 based on a comparison of the spot rate to the contracted rate. The estimated fair value of the contract at March 31, 1999 was therefore (pound)(29,000).

Interest rate risk

In general, the Company's policy is to use short term banking facilities to finance working capital requirements and longer term sources of finance such as fixed rate debt and equity to finance investments unless the Company has surplus cash resources.

The Group raised U.S.$50 million by issuing a 6.25% convertible bond in April 1997. The bond is convertible after August 31, 1997 and on or prior to July 24, 2002 into ordinary shares of 10p each of Eidos at an initial conversion price of (pound)10.95 per share and with a fixed rate of exchange on conversion of U.S.$1.5965=(pound)1.00. During the year to March 31, 1998 $100,000 of bonds were converted. In the year to March 31, 1999 no further bonds were converted, however a further $16.3 million have been converted since the year end.

The proceeds of the bond were used to meet working capital requirements and finance acquisitions.

The bond is stated in the accounts at its book value of (pound)31.0 million at March 31, 1999 (1998: (pound)29.0 million). The fair value at March 31, 1999 was (pound)58.6 million (1998: (pound)33.4 million).

Short-term flexibility is achieved by an overdraft facility of (pound)5.5 million from the Group's U.K. bankers. In the period up to Christmas 1998 when cashflow was at its lowest the facility was increased to (pound)20 million. In the U.S. a facility of $15 million was obtained for the period from October 1, 1998 to February 28, 1999 and reduced to $5m from March 1, 1999 to September 30, 1999. This facility is due to be increased to $15 million again between October 1999 and February 2000.

The Group's overdraft facilities tend only to be used for a few months of the year and hence interest charges are minimal. Surplus cash balances are managed by the Group Treasurer to ensure returns are maximised whilst retaining flexibility to meet short term demands.

ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

Directors and Executive Officers of the Company

The business address of the directors and executive officers of the Company is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. The Company's directors and executive officers and their ages as at June 30, 1999 are as follows:

Name                    Age                   Position
----                    ---                   --------

Directors

Ian Livingstone          49     Chairman of the Board and Director
Charles H. D. Cornwall   36     Chief Executive Officer and Director
Michael P. McGarvey      33     Chief Operating Officer and Director
Jeremy M.J. Lewis        36     Chief Financial Officer and Director
Simon R. Protheroe       35     Technical Director and Director
Jeremy Heath-Smith       38     Managing Director of Core Design Limited and
                                  Director
Victor J. Steel(1)       60     Non-executive Director
Allen L. Thomas(1)       59     Non-executive Director

Other executive officers

Charlotte I. Eastwood    47     Company Secretary
Jonathan Kemp            33     Managing Director of Eidos Interactive Limited
Hector R. B. Macleod     35     Managing Director of Glassworks Productions
                                  Limited
Nicholas A.M. Davies     37     Director of Eidoscope Limited
Robert K. Dyer           36     President of Eidos Interactive, Inc.
Patrick Melchior         40     Managing Director of Eidos Interactive, France
Rolf Duhnke              41     Managing Director of Eidos Interactive, Germany
Satoshi Honda            51     Managing Director, Eidos Interactive, Japan
Erik Ford                27     General Manager, Eidos Interactive, Singapore

----------
(1) Member of the Audit Committee and of the Remuneration Committee. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he or she was elected as a director or executive officer of the Company.

Ian Livingstone has served as Chairman of the Company's Board of Directors since October 1995. From May 1994 to October 1995, Mr. Livingstone served as Managing Director of Domark. Since 1982, he has authored and co-authored the "Fighting Fantasy" series of interactive game books, which have sold in excess of 14 million copies worldwide. In 1975, he co-founded Games Workshop Limited, a role-playing game company, where he served as Managing Director and subsequently Chairman of the Board until 1991.

Charles H. D. Cornwall has served as Chief Executive Officer of the Company since October 1995 and as a director since May 1993. From July 1994 to October 1995, Mr. Cornwall served as Chairman of the Company's Board of Directors. From November 1992 to December 1994, he was involved in the consolidation of and investment in a number of gold mining companies in South Africa, including Rand Leases Limited, Durban Deep Limited and Rand Gold & Exploration Limited. From 1989 to 1992, he worked for Chartered WestLB (predecessor to West Merchant
Bank), an Anglo-German merchant bank, in London, where he was involved in mergers and acquisitions and corporate finance, consulting for a broad range of public and private clients.

Michael P. McGarvey has served as Chief Operating Officer of the Company and as a director of the Company since October 1997. From May 1996 to October 1997, Mr. McGarvey served as Chief Executive Officer of Eidos Interactive, Inc., a wholly owned subsidiary of the Company. From November 1994 to May 1996, he served as Vice President of Sales and Marketing of Domark Software, Inc. From February 1994 to November 1994, he served as Director of Sales of Domark Software, Inc. From May 1990 to February 1994, he served as Director of Sales for Diceon Electronics, a manufacturer of printed circuit boards.

Jeremy M.J. Lewis has served as Chief Financial Officer of the Company and as a director since October 1998. From September 1994 to September 1998, Mr. Lewis served Robert Fleming & Co. Limited as a Director of

Corporate Finance in the Investment Banking Division, working both in London and Frankfurt. From July 1989 to August 1994, Mr. Lewis served with West Merchant Bank (WestLB Banking Group), responsible for European mergers and acquisitions. Mr. Lewis qualified as a Chartered Accountant with KPMG Peat Marwick McLintock, working there for three and a half years.

Simon R. Protheroe has served as Technical Director of the Company and as a director since June 1994. From July 1993 to December 1993, Mr. Protheroe served as a consultant to Eidos. He joined the Company as a full-time employee in December 1993. From October 1986 to November 1993, he conducted post-graduate studies and subsequent research in the field of image processing at King's College, London. He has published works in the fields of image sequence analysis, machine vision and neural networks and has developed software for the Joint European Torus and the Defence Research Agency.

Jeremy Heath-Smith has served as an Executive Director of the Company since April 1996. From November 1994 to April 1996, Mr. Heath-Smith served as a main Board Director of CentreGold plc in addition to his role as Managing Director of U.S. Gold Limited. In July 1988, he founded Core Design Limited, an interactive software developer and publisher that was acquired by CentreGold plc in 1994, where he continues to serve as Managing Director.

Victor J. Steel has served as a Non-Executive Director of the Company since September 1998 and currently holds three non-executive directorships, Mansfield Brewery, NAFFI and European Leisure, where he serves as Non-Executive Chairman. Mr. Steel also has a number of entrepreneurial interests. Previous appointments include executive directorships at Kingfisher Plc, Guinness Plc, Beecham Group Plc and Consumers Distributing Inc (Canada). A fellow of the Institute of Marketing, he has wide experience of international business.

Allen L. Thomas a lawyer qualified in England and America, has served as a Non-Executive Director of the Company since September 1998. Mr. Thomas currently also serves as Chairman of Ockham Holdings Plc, a director of Penna Holding Plc and as Deputy Non-Executive Chairman of Dialog Corporation Plc. Mr. Thomas served as a partner at international law firm Paul, Weiss, Rifkind, Wharton & Garrison from 1973 to 1992, and the founding partner of the firm's Hong Kong office. During his time in practice he was involved in the financial rescue of New York City as General Counsel to the Municipal Assistance Corporation.

Charlotte I. Eastwood has served as Company Secretary of the Company since October 1996. From February 1989 to September 1996 Mrs. Eastwood owned and managed her own language school and conference center in Normandy, France. Mrs. Eastwood qualified as a solicitor in 1977 and practised for several years in the U.K. and the Middle East before moving to France in 1984.

Jonathan Kemp has served as Managing Director of Eidos Interactive Limited, a wholly owned subsidiary of the Company since November 1998. From October 1997 to November 1998, Mr. Kemp served as Sales Director of Eidos Interactive Limited. From March 1994 to October 1997, Mr. Kemp served as Director of Sales of Microprose Software Limited. From June 1988 to March 1994, he served in various sales positions within Microprose Software Limited and Electronic Zoo Limited, and prior to that with Digital Electronics.

Hector R. B. Macleod has served as Managing Director of Glassworks since its formation in early 1996. From December 1994 to December 1995, Mr. Macleod served as Joint Managing Director of Complete Video Facilities Limited, a video post-production facility. In July 1993, he founded Click 3X, a video post-production facility, where he served as President/General Manager until December 1994. From November 1989 to July 1993, he served as facilities manager and a member of the board of directors of Complete Video Facilities Limited, a video post-production facility.

Nicholas A.M. Davies is a founding member of the Company and has served as a Director of Eidoscope Limited since the end of 1997 and is currently responsible for co-ordinating the Company's internet strategy.

Robert K. Dyer has served as President of Eidos Interactive, Inc., a wholly-owned subsidiary of the Company, since November 1998. From February 1994 to October 1998, Mr. Dyer worked at Crystal Dynamics, Inc. and in his most recent position, was President. Prior to joining Crystal Dynamics, Mr. Dyer worked for Disney Home Video International as Director of Sales and Business Development from December 1991 through January 1994.

Patrick Melchior has served as Managing Director of Eidos Interactive France SARL, a wholly owned subsidiary of the Company since October 1996. From January 1995 to September 1996, Mr. Melchior served as European Sales and Marketing Director of EMME. From September 1993 to December 1994, Mr. Melchior served as Sales

Director at EURO-CD. From January 1991 to August 1993, Mr. Melchior was General Manager, Microprose, France. Prior to that he spent six years in the food industry in the U.S.

Rolf Duhnke has served as Managing Director of Eidos Interactive (Deutschland) GmbH, a wholly owned subsidiary of the Company since March 1995. From 1988 to 1995 Mr. Duhnke served as Logistics Director of Sega, Germany. Prior to that he served as a Label Manager of Bertelmann-Daughter Ariolasoft.

Satoshi Honda has served as Managing Director of Eidos Interactive KK (Japan), a wholly owned subsidiary of the Company since June 1998. From 1992 to April 1998, he served as President and Chief Executive Officer of Electronic Arts, Japan. From 1982 to 1992, he served in various senior positions for Victor Entertainment Inc. and Victor Musical Industries Inc.

Erik Ford has served as General Manager of Eidos Interactive PLC Limited (Singapore), a wholly owned subsidiary of the Company since November 1998. Mr. Ford helped established this office to oversee sales and marketing in the Asia Pacific region. From March 1996 to October 1998, Mr. Ford served as the Sales and Marketing Manager for Virgin Interactive Entertainment (Asia Pacific). Prior to his work with Virgin Interactive, Mr. Ford was a consultant with AEON based in Tokyo, Japan.

ITEM 11 - COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company paid an aggregate of (pound)7,828,000 to its directors and other officers for services rendered in all capacities to the Company and its subsidiaries for the year ended March 31, 1999. See "-- Employment Contracts" and Note 5 of the Notes to the Consolidated Financial Statements of the Company.

The terms of the employment contracts as at March 31, 1999, of the directors and officers of the Company, can be summarized as follows:

Employment Contracts

Mr. Livingstone and the Company are parties to a Service Agreement pursuant to which Mr. Livingstone serves as Chairman of the Board of the Company. The initial salary payable under the agreement was (pound)70,000 per year, reviewable from time to time. Mr. Livingstone's salary was subsequently increased by the Board of Directors to (pound)225,000 per year. Either party may terminate the agreement with six months' notice. Mr. Livingstone is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of (pound)150,000.

Mr. Cornwall and the Company are parties to a Service Agreement pursuant to which Mr. Cornwall serves as Chief Executive Officer of the Company. The initial salary payable under the Agreement was (pound)45,000 per year, reviewable from time to time. Mr. Cornwall's salary was subsequently increased by the Board of Directors to (pound)500,000 per year. Either party may terminate the agreement with six months' notice. Mr. Cornwall is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of (pound)600,000.

Mr. McGarvey and the Company are parties to a Service Agreement pursuant to which Mr. McGarvey serves as Chief Operating Officer of the Company. The initial salary payable under the Agreement was (pound)150,000 per year, reviewable from time to time. Mr. McGarvey's salary was subsequently increased by the Board of Directors to (pound)250,000 per year. The Agreement is terminable by either party with twelve months' notice. Mr. McGarvey is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of (pound)250,000.

Mr. Lewis and the Company are parties to a Service Agreement pursuant to which Mr. Lewis serves as Chief Financial Officer of the Company. The initial salary payable under the agreement is (pound)150,000 per year, reviewable from time to time. Either party may terminate the agreement with twelve months' notice. Mr. Lewis is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of (pound)225,000.

Mr. Streater and the Company were parties to a Service Agreement pursuant to which Mr. Streater served as Director of Video Technology of the Company. The initial salary payable under the agreement was (pound)45,000 per year, reviewable from time to time. Mr. Streater's salary was subsequently increased by the Board of Directors to (pound)84,000 per year. Mr. Streater resigned on June 10, 1999.

Mr. Protheroe and the Company are parties to a Service Agreement pursuant to which Mr. Protheroe serves as Technical Director of the Company. The initial salary payable under the Agreement was (pound)30,000 per year, reviewable from time to time. Mr. Protheroe's salary was subsequently increased by the Board of Directors to (pound)52,500 per year. Either party may terminate the agreement with six months' notice. Mr. Protheroe is also entitled to bonuses as determined by the Board of Directors of the Company.

Mr. Heath-Smith, the Company and Core Design are parties to a Service Agreement pursuant to which Mr. Heath-Smith serves as Games Development Director of the Company. The initial salary payable under the agreement is (pound)150,000 per year, reviewable from time to time. Mr. Heath-Smith's salary was subsequently increased by the Board of Directors to (pound)200,000 per year. Either party may terminate the agreement with six months' notice. Mr. Heath-Smith is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of (pound)3,700,000.

Mrs. Eastwood and the Company are parties to a Service Agreement pursuant to which Mrs. Eastwood serves as Company Secretary. The initial salary payable under the agreement was (pound)42,000 reviewable annually. Mrs. Eastwood's salary was subsequently increased by the Board of Directors to (pound)55,000 per year. Either party may terminate the agreement with three months' notice. Mrs. Eastwood is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of (pound)5,000.

Mr. Kemp and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Kemp serves as Managing Director. The initial salary payable under the agreement was (pound)73,000 per year, reviewable annually. Mr. Kemp's salary was subsequently increased by the Board of Directors to (pound)100,000 per year. Either party may terminate the agreement with three months' notice. Mr. Kemp is also entitled to other bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of (pound)25,000.

Mr. Dyer and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Dyer serves as President of Eidos Interactive, Inc. The initial salary payable is $180,000 per year, reviewable from time to time. Either party may terminate the agreement with six months' notice. Mr. Dyer is also entitled to bonuses as determined by the Board of Directors of the Company.

Mr. Melchior and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Melchior serves as Managing Director of Eidos Interactive France SARL. The initial salary payable was FF 600,000 per year, reviewable from time to time. Mr. Melchior's salary was subsequently increased by the Board of Directors to FF 804,000. Either party may terminate the agreement with three months' notice. Mr. Melchior is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of FF 201,000.

Mr. Duhnke and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Duhnke serves as Managing Director of Eidos Interactive (Deutschland) GmbH. The initial salary payable was DM160,000 per year, reviewable from time to time. Mr. Duhnke's salary was subsequently increased by the Board of Directors to DM 300,000. Either party may terminate the agreement with six months' notice. Mr. Duhnke is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 1999 was paid a bonus of DM 100,000.

Mr. Macleod, the Company and Glassworks are parties to a Service Agreement pursuant to which Mr. Macleod serves as Managing Director of Glassworks. The initial salary payable under the agreement is (pound)80,000 per year, reviewable from time to time. Either party may terminate the agreement with six months' notice. Mr. Macleod is also entitled to bonuses as determined by the Board of Directors of the Company.

Mr. Davies and the Company are currently negotiating a Service Agreement pursuant to which Mr. Davies serves as a Director of Eidos Technologies Limited. The proposed terms of such an agreement include an initial salary of (pound)80,000 per year, reviewable from time to time. The proposed agreement will be terminable by either party with twelve months' notice. Mr. Davies is also entitled to bonuses as determined by the Board of Directors of the Company.

Satoshi Honda and Eidos Interactive Limited are parties to a Service Agreement pursuant to which he serves as Managing Director of Eidos Interactive KK. The initial salary payable is (Y)26,000,000 per year, reviewable from time to time. Either party may terminate the agreement with six months' notice. Satoshi Honda is also entitled to bonuses as determined by the Board of Directors of the Company.

Mr. Ford and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Ford serves as General Manager of Eidos Interactive Pte Limited (Singapore). The initial salary payable was U.S.$ 57,035 per year, reviewable from time to time. Mr. Ford's salary was subsequently increased by the Board of Directors to U.S.$ 65,000. Either party may terminate the agreement with three months' notice. Mr. Ford is also entitled to bonuses as determined by the Board of Directors of the Company.

There is not at present any formal bonus plan for directors and officers of the Company. As is stated in the above descriptions of employment contracts, bonuses are being paid entirely at the discretion of the Board of Directors of the Company. Directors' remuneration and bonuses are based on recommendations made by the Remuneration Committee (which comprises the two independent non-executive directors).

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Pursuant to the Eidos Approved Share Option Scheme, the following options for Ordinary Shares were outstanding at June 30, 1999:

                                               Exercise
                                               price per
                                                Ordinary         Expiry dates
Options outstanding                              Share            of options
-------------------                            ---------       -----------------
155,790                                      115p-857.50p      10/02/99-09/10/08

Pursuant to the Eidos Unapproved Share Option Scheme, the following options for Ordinary Shares of the Company were outstanding at June 30, 1999:

                                               Exercise
                                               price per
                                                Ordinary         Expiry dates
Options outstanding                              Share            of options
-------------------                            ---------       -----------------
900,792                                     343.33p-857.50p    12/29/99-10/13/05

Pursuant to the Crystal Dynamics Stock Option Plan, the following options for Ordinary Shares of the Company were outstanding at June 30, 1999:

                                               Exercise
                                               price per
                                                Ordinary         Expiry dates
Options outstanding                              Share            of options
-------------------                            ---------       -----------------
7,246                                        $5.51-$6.89       10/11/04-07/15/07

Pursuant to the Eidos Interactive, Inc. Stock Option Plan, the following options for Ordinary Shares of the Company were outstanding at June 30, 1999:

                                               Exercise
                                               price per
                                                Ordinary         Expiry dates
Options outstanding                              Share            of options
-------------------                            ---------       -----------------
74,211                                       $13.08-$14.16     04/01/03-01/19/04

As at June 30, 1999, options over Ordinary Shares had been granted to the following directors and officers of the Company pursuant to the Eidos share option schemes:

                                                                      Exercise
                                                                      Price per
                                    Options     Option Exercise       Ordinary
Name                              Outstanding        Period            Share
----                              -----------        ------            -----

Approved Scheme
I. Livingstone                         3,787    04/03/99-04/01/06        792p
J. M. J. Lewis                         3,829    09/11/01-09/10/08     783.33p
S. R. Protheroe                       10,000    07/21/97-07/19/04     343.33p
                                      20,000    03/11/98-03/09/05        350p
J. Heath-Smith                         3,826    04/26/99-04/24/06        784p
H. R. B. Macleod                       3,498    01/21/00-01/19/07      857.5p

Unapproved Scheme
I. Livingstone                        44,213    04/03/99-04/01/03        792p
J. M. J. Lewis                       149,362    09/11/01-09/10/05     783.33p
S. R. Protheroe                       14,000    04/03/99-04/01/03        792p
C. H. D. Cornwall                     11,400    04/03/99-04/01/03        792p
                                     215,000    10/14/01-10/13/05        585p
J. Heath-Smith                        36,174    04/26/99-04/24/03        784p
M. P. McGarvey                        25,104    10/16/00-10/14/04      857.5p
                                     200,000    10/14/01-10/13/05        585p
H. R. B. Mcleod                       11,502    01/21/00-01/19/04      857.5p
R. Dunke                               5,000    01/21/00-01/19/04      857.5p
                                      25,000    09/11/01-09/10/05     783.33p
P. Melchior                            5,000    01/21/00-01/19/04      857.5p
                                      25,000    09/11/01-09/10/05     783.33p
                                    --------
All directors and executive
officers as a group                  811,695
                                    ========

Eidos Interactive Options

Ian Livingstone (the "Optionholder"), Chairman of the Board of the Company, holds an option to purchase 3,636 Eidos Interactive Limited (formerly Domark Group Limited) ordinary shares (the "Option") at (pound)105.03 per share. The Company may require the Optionholder to sell, and he may require the Company to purchase, the Eidos Interactive ordinary shares at a rate of 15.56 Ordinary Shares for each Eidos Interactive ordinary share. Effectively, the Option gives the Optionholder the right to purchase 56,576 Ordinary Shares at a price of (pound)6.75 per Ordinary Share. The exercise period of the Option is at the discretion of the Board of Directors.

The Option is freely assignable and carries no rights on the liquidation of Eidos Interactive. Upon a variation of the issued share capital of Eidos Interactive the number of Eidos Interactive ordinary shares subject to the Option and/or the subscription price shall be adjusted in such manner as shall place the Optionholder in the same position as regards the percentage of the issued share capital of Eidos Interactive which he shall be entitled to acquire upon full exercise of his Option. Upon an offer or invitation (whether by rights issue or otherwise) to holders of Ordinary Shares, the Company shall procure that at the same time the same offer or invitation is made to the Optionholder as if his Option had been exercised, provided that the Optionholder may elect to have the number of Ordinary Shares subject to the Option and/or the subscription price adjusted in such manner as the auditors of the Company shall determine.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Jeremy Heath-Smith, a director and Executive Officer of the Company, is a member of the Core Design Pension Fund (the "Fund"). One of the Fund's assets is the sole ownership of the premises occupied by Core Design Limited. During the 1999 fiscal year rent of (pound)40,000 was paid to the Pension Fund.

On February 4, 1997, the Company sold Silicon Dreams, a wholly-owned development studio of the Company, to a new company controlled by Geoff Brown, a former non-executive director of the Company, called Silicon Dreams Studio Limited ("SDSL"). SDSL purchased Silicon Dreams for (pound)666,666 satisfied by a cash payment of (pound)500,000 and the issue of 166,666 shares equaling 25% of the post-issuance share capital of SDSL. An additional payment will also be made equal to 50% of the amount by which the aggregate gross profits of SDSL exceed (pound)5 million in the three fiscal years ending September 30, 2000, up to a maximum of (pound)2.5 million in contingent payments. In addition, the Company has exclusive, worldwide publishing rights (excluding Japan and the Far East) for various games currently being developed by Silicon Dreams. The Company has financed part of the development costs of these games as an advance against the royalties which are payable to SDSL on the sale of the games. On completion of the transaction, Mr. Brown resigned as an executive officer of the Company but remained a non-executive director. On September 11, 1998 he resigned as a non-executive director. In October 1998 the Company signed publishing and licensing contracts with Attention to Detail Limited (ATD) and International Sports Management Limited (ISM), both of which are controlled by Mr. Brown. In the year to March 31, 1999 total royalties and advances of (pound)2.0 million were paid to SDSL and (pound)2.5 million to ATD and ISM.

Between April 1, 1997 and June 6, 1997 Eidos acquired a total of 1,476,052 shares, representing approximately 15% of the outstanding share capital of Opticom ASA, a Norwegian listed company. The total consideration paid was (pound)11,179,044. Subsequently, the Company paid Opticom U.S.$5 million for 50% of joint venture to develop a device, based upon Opticom's storage and processing technologies which can be used to store and operate computer games software. Eidos is funding over a two year period up to U.S.$5 million. At March 31, 1999 $3.3 million had been paid. Robert Keith, a former non-executive director of the Company, was the managing director of Opticom ASA during the period and holds approximately 18% of the outstanding share capital of Opticom ASA. Mr. Keith took no part in the decision of Eidos to acquire shares in Opticom ASA.

Following his resignation as a non-executive director, Mr Keith has continued to work for the Company on a consultancy basis. No fees have been paid to date but it is anticipated that the annual fees will not exceed (pound)30,000. An accrual has been made in the accounts for (pound)16,000 relating to the period from September 11, 1998 to March 31, 1999. In addition, Mr Keith has continued to have the use of a company car and mobile telephone.

The Group has signed a license agreement with Ian Livingstone Limited, a company controlled by the Chairman of the Company, for the exploitation of his intellectual property rights in "Deathtrap Dungeon" under which the Group has contracted to pay the company a royalty based on net sales. During the 1999 fiscal year, royalties of (pound)295,276 have been paid under this agreement.

During the year the Company acquired the remaining 25% in its subsidiary, Eidoscope Limited for (pound)120,000 from Kuka Limited. Kuka Limited is controlled by Nicholas Davies who is also a director of Eidoscope Limited.

During the year the Company made the following loans to Mr Cornwall and Mr
Livingstone:

                                                        Maximum
                                                         amount
                                                       during the   At March 31,
                                                          year          1999
                                                       -----------  -----------
                                                       (pound)'000  (pound)'000
                                                       -----------  -----------
CHD Cornwall                                                 21          21
I Livingstone                                                 5           5

All loans, which arose as a result of credit card transactions and personal expenditure, were unsecured, interest free and repayable on demand, the balances being regularly cleared during the year. The balances owing at March 31, 1999 have subsequently been repaid in full.

                                    PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

None

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

None

                                     PART IV

ITEM 18 - FINANCIAL STATEMENTS

See pages F-2 through F-46 incorporated herein by reference.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements, are filed as part of this annual report:

                                                                          Page
                                                                          ----
Eidos plc
 Statement of Directors' Responsibilities.                                F-1
 Report of Independent Auditor                                            F-2
 Consolidated Balance Sheets as of March 31, 1998 and March 31, 1999.     F-3
 Consolidated Statements of Operations for the Years Ended March 31,
   1997, 1998 and 1999.                                                   F-4
 Consolidated Statements of Total Recognized Gains and Losses.            F-5
 Consolidated Statements of Changes in Shareholders' Equity for the
Years Ended March 31, 1997, 1998 and 1999.                                F-6
 Consolidated Statements of Cashflow for the Years Ended March 31,
   1997, 1998 and 1999.                                                   F-7
 Notes to Consolidated Financial Statements                               F-8

(b) Exhibits

The following documents are filed as part of this annual report:

                                                                         Page
                                                                         ----
U.K. Press release dated May 27, 1999                                   E-2.1
U.S. Press release dated May 27, 1999                                   E-2.2
Press release dated June 10, 1999                                       E-2.3

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                       Eidos plc
                                                                    (Registrant)

Dated: July 27, 1999                                      /s/ Jeremy M. J. Lewis
                                                          ----------------------
                                                              Jeremy M. J. Lewis
                                                      (Chief Financial Officer)

                           EIDOS PLC AND SUBSIDIARIES

                    STATEMENT OF DIRECTORS' RESPONSIBILITIES

The following statement, which should be read in conjunction with the report of the Independent Auditor set out on page F-2, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the consolidated financial statements.

Company law in the U.K. requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to

a)    select suitable accounting policies and then apply them consistently;

b)    make judgements and estimates that are reasonable and prudent;

c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

                          REPORT OF INDEPENDENT AUDITOR

The Board of Directors and Stockholders
Eidos plc

We have audited the accompanying consolidated balance sheets of Eidos plc and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, statements of total recognised gains and losses, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom, which are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eidos plc and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended March 31, 1999 and stockholders' equity as of March 31, 1999 and 1998, to the extent summarized in Note 28 to the Consolidated Financial Statements.

London, England                                                   KPMG Audit Plc
May 26, 1999                                               Chartered Accountants
                                                         and Registered Auditor

                           EIDOS PLC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                          March 31,    March 31,
                                              Note          1998         1999
                                             ------       --------     --------
                                                       (pound)'000  (pound)'000
Fixed assets
Intangible assets                              11              --        25,939
Tangible assets                                12           6,734         5,668
Investments                                    13          11,582        12,164
                                                         --------       -------
                                                           18,316        43,771
                                                         --------       -------
Current assets
Stocks                                         14           5,118         5,666
Debtors                                        15          30,770        57,737
Cash at bank and in hand                                   42,513        48,220
                                                         --------       -------
                                                           78,401       111,623
Creditors: amounts falling due within
one year                                       16         (26,327)      (58,049)
                                                         --------       -------
Net current assets                                         52,074        53,574
                                                         --------       -------
Total assets less current liabilities                      70,390        97,345
Creditors: amounts falling due after
more than one year
 U.S.$ convertible bonds                                  (28,995)      (30,333)
 Other creditors                                             (459)         (480)
                                                         --------       -------
                                               17         (29,454)      (30,813)
                                                         --------       -------
Net assets                                                 40,936        66,532
                                                         ========       =======
Capital and reserves
Called up share capital                        20           1,711         1,728
Share premium account                          24          49,349        50,165
Other reserves                                 24             167           707
Profit and loss account                        24          13,932
                                                         --------       -------
Equity shareholders' funds                     24          40,936        66,532
                                                         ========       =======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

----------

(1) The capital and reserves as at March 31, 1998 have been restated to reflect the re-classification required by Financial Reporting Standard No. 10.

                           EIDOS PLC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Year Ended   Year Ended    Year Ended
                                                 March 31,     March 31,     March 31,
                                         Notes      1997         1998           1999
                                       -------  ------------  -----------   -----------
                                                (pound)'000   (pound)'000   (pound)'000
Turnover                                     3       75,531       137,234       226,284
Cost of sales                                       (27,989)      (47,263)      (81,628)
                                                    -------       -------       -------
Gross profit                                         47,542        89,971       144,656
Selling and marketing expenses                      (13,178)      (23,697)      (37,096)
Research and development                            (26,809)      (29,898)      (39,619)
 Goodwill amortization                                   --            --        (4,070)
 Other general and administrative                   (11,951)      (16,902)      (24,701)
Total general and administrative                    (11,951)      (16,902)      (28,771)
Other operating expenses                             (2,045)          (21)           --
                                                    -------       -------       -------
Income/(loss) from operations                        (6,441)       19,453        39,170
Exceptional income/(loss) on sale or
termination of operations                    7          130        (1,852)           --
Interest receivable                                     309         1,281         1,769
Interest payable                             8         (829)       (2,375)       (3,019)
                                                    -------       -------       -------
Income/(loss) on ordinary activities
before tax                                   4       (6,831)       16,507        37,920
Tax on income/(loss) on ordinary
activities                                   9       (1,450)       (5,642)      (13,670)
                                                    -------       -------       -------
Net income/(loss) for the period                     (8,281)       10,865        24,250
                                                    =======       =======       =======
Earnings/(loss) per share                   10       (59.5p)        64.1p        141.5p
Earnings/(loss) per share before goodwill   10       (59.5p)        64.1p        165.2p
Diluted earnings/(loss) per share
(restated)                                  10       (60.4p)        61.2p        125.2p
Diluted earnings/(loss) per share before
goodwill                                    10       (60.4p)        61.2p        145.1p

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

----------

(1) The results for the year ended March 31, 1997 have been restated to reflect the new accounting policy for software development costs as discussed in Note 2 on page F-8.

(2) The diluted earnings per share numbers for the year ended March 31, 1997 have been restated as required by Financial Reporting Standard No. 14.

                           EIDOS PLC AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                  Year Ended    Year Ended    Year Ended
                                                   March 31,     March 31,     March 31,
                                                     1997          1998           1999
                                                  -----------   -----------   -----------
                                                  (pound)'000   (pound)'000   (pound)'000

Net income/(loss) for the period                       (8,281)       10,865       24,250
Consolidation translation differences on foreign
currency net investments                                  389            26         (589)
                                                       ------        ------       ------
Total recognized gains/(losses) relating to the
period                                                 (7,892)       10,891       23,661
                                                       ------        ------       ------
Prior period adjustment:
 relating to the period ended March 31, 1996               --        (1,149)          --
 relating to the period ended March 31, 1997               --       (14,457)          --
                                                       ------        ------       ------
Total gains and losses recognized since last
report                                                 (7,892)       (4,715)      23,661
                                                       ======        ======       ======

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

Cumulative translation differences

                                                March 31,  March 31,   March 31,
                                                   1997       1998        1999
                                                   ----       ----        ----

Balance brought forward                             (25)       364         390
Before tax translation differences                  217         40        (921)
Tax benefit/(expense)                               172        (14)        332
                                                   ----       ----        ----
After tax translation differences                   389         26        (589)
                                                   ----       ----        ----
Balance carried forward                             364        390        (199)
                                                   ====       ====        ====

                           EIDOS PLC AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                     Ordinary Shares     Additional                            Goodwill     Profit and
                                    -------------------    paid up     Other       Merger      write-off       loss
                                    Shares(#)    Amount    capital    reserves     reserve      reserve       account       Total
                                    ---------    ------    -------    --------     -------      -------       -------       -----
                                            (pound)'000 (pound)'000 (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000

Balances as of March 31, 1996       7,365,662       736       5,647         199           --       (3,698)      (2,710)         174
Loss for year                              --        --          --          --           --           --       (8,281)      (8,281)
Exchange differences                       --        --          --          --           --          389          389
Issue of new ordinary shares        8,973,816       898      46,888          --           --           --           --       47,786
Share issue expenses                       --        --      (5,415)         --           --           --           --       (5,415)
Exercise of warrants and
options                               516,930        52       1,281         (32)          --           --           --        1,301
Arising on acquisitions                    --        --          --          --       16,968           --           --       16,968
Goodwill written
off on subsidiaries                        --        --          --          --      (16,968)      (3,273)          --      (20,241)
Goodwill written
off on associates                          --        --          --          --           --       (2,299)          --       (2,299)
                                   ----------     -----     -------        ----      -------      -------      -------      -------
Balances as of March 31, 1997      16,856,408     1,686      48,401         167           --       (9,270)     (10,602)      30,382
Profit for the year                        --        --          --          --           --           --       10,865       10,865
Exchange differences                       --        --          --          --           --           --           26           26
Issue of new ordinary shares           84,639         8         713          --           --           --           --          721
Share issue expenses                       --        --        (140)         --           --           --           --         (140)
Exercise of warrants and
options                               163,306        16         313          --           --           --           --          329
Arising on conversion of the
bond                                    5,720         1          62          --           --           --           --           63
Goodwill arising on acquisitions           --        --          --          --           --       (4,036)          --       (4,036)
Goodwill written
off on subsidiaries                        --        --          --          --           --        2,362           --        2,362
Goodwill written
off on associates                          --        --          --          --           --          364           --          364
Merger relief released on
disposal of subsidiary                     --        --          --          --           --       (1,752)       1,752           --
                                   ----------     -----     -------        ----      -------      -------      -------      -------
Balances as of March 31, 1998      17,110,073     1,711      49,349         167           --      (12,332)       2,041       40,936
Reclassifirequired
by FRS 10 cation                           --        --          --          --           --       12,332      (12,332)
                                   ----------     -----     -------        ----      -------      -------      -------      -------
Restated balances
as of March 31, 1998               17,110,073     1,711      49,349         167           --           --      (10,291)      40,936
Profit for the year                        --        --          --          --           --           --       24,250       24,250
Exchange differences                       --        --          --          --           --           --         (589)        (589)
Options issued
during the year                            --        --          --         540           --           --           --          540
Issue of new
ordinary shares                         9,950         1          58          --           --           --           --           59
Exercise of
warrants and options                  162,257        16         758          --           --           --           --          774
Goodwill written
off on subsidiaries                        --        --          --          --           --           --          395          395
Goodwill written
off on associates                          --        --          --          --           --           --          167          167
                                   ----------     -----     -------        ----      -------      -------      -------      -------
Balances as of
March 31, 1999                     17,282,280     1,728      50,165         707           --         --         13,932       66,532
                                   ==========     =====      ======        ====      =======      =======      =======      ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

At March 31, 1999 (pound)199,000 had been debited directly to the profit and loss account reserve in respect cumulative exchange differences (1998:
(pound)390,000 credit, 1997: (pound)364,000 credit).

                           EIDOS PLC AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CASHFLOW

                                                 Year Ended   Year Ended    Year Ended
                                                  March 31,    March 31,     March 31,
                                                     1997         1998         1999
                                                 -----------  -----------   -----------
                                                 (pound)'000  (pound)'000   (pound)'000
Operating (loss)/income                               (6,441)      19,453        39,170
Depreciation of tangible fixed assets                  2,111        2,830         3,539
Amortization of goodwill                                  --           --         4,632
Loss on disposal of tangible fixed assets                183           47            16
(Increase)/decrease in stocks                            182       (2,906)         (373)
Increase in debtors                                  (11,320)      (3,664)      (28,644)
Increase in creditors                                  7,826          104        11,728
                                                     -------      -------       -------
Net cash inflow/(outflow) from operating
activities                                            (7,459)      15,864        30,068
                                                     -------      -------       -------
Returns on investment and servicing of finance:
Interest received                                        306        1,275         1,773
Interest paid on bond                                     --       (1,527)       (1,897)
Interest paid on finance leases                         (258)        (154)         (211)
Expenses paid in connection with bond issue               --       (1,026)           --
Other interest paid                                     (571)        (171)         (420)
                                                     -------      -------       -------
                                                        (523)      (1,603)         (755)
                                                     -------      -------       -------
Taxation
UK taxation paid                                          --         (509)       (1,867)
Overseas taxation paid                                  (276)        (111)       (8,299)
Overseas taxation repaid                                  --           --         3,681
                                                     -------      -------       -------
                                                        (276)        (620)       (6,485)
                                                     -------      -------       -------
Capital expenditure and financial investment:
Purchase of other investments                             --      (11,746)         (570)
Purchase of tangible fixed assets                     (2,352)      (4,229)       (2,175)
Sale of tangible fixed assets                            285           16            75
                                                     -------      -------       -------
                                                      (2,067)     (15,959)       (2,670)
                                                     -------      -------       -------
Acquisitions and disposals
Sale of businesses                                     8,000          500            --
Purchase of subsidiary companies                        (375)          --       (15,378)
Net cash/(overdrafts) acquired with subsidiaries     (18,865)          --           459
Purchase of associates                                  (650)      (3,208)           --
                                                     -------      -------       -------
                                                     (11,890)      (2,708)      (14,919)
                                                     -------      -------       -------
Net cash outflow before financing                    (22,215)      (5,026)        5,239
Financing:
Issue of new ordinary shares                          47,268          330           833
Expenses paid in connection with share issue          (5,415)        (218)           --
Proceeds from bond issue                                  --       30,864            --
Repayment of principal under finance leases           (1,662)        (810)         (761)
                                                     -------      -------       -------
                                                      40,191       30,166            72
                                                     -------      -------       -------
Increase in cash in the period                        17,976       25,140         5,311
                                                     =======      =======       =======

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                           EIDOS PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Nature of Business and Organization

The activities of Eidos plc and subsidiaries ("Eidos," "the Company" or "the Group") during the periods presented herein were the developing and publishing of interactive software titles for MPC and certain games consoles (under licence with the console manufacturer) the design, manufacture and sale of video compression and video editing software, post-production video editing and new media design and consultancy.

Currently the principal markets for the Group's products, all of which are similar in size based on turnover, are the United States, United Kingdom and Continental Europe. Asia and the rest of the World makes up a small but growing part of the Group revenue. Computer software titles are sold primarily to wholesale and retail distributors.

The computer games industry is characterized by the dominance of "hit titles"; consequently a relatively small number of titles (or franchises) will often make up a significant proportion of turnover and net income. Eidos' stated policy is to concentrate on quality titles and consequently titles which management believe to be marginal are often terminated or sub-licensed.

2 Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently, is set out below.

The most significant differences between the accounting policies followed by the Group and generally accepted accounting principles in the United States (U.S.
GAAP) are described in Note 28.

Change of accounting policy

With effect from April 1, 1997, Eidos has implemented a change in its accounting policy in respect of software development expenditure. In previous accounting periods, these costs were capitalized where technological feasibility and the ultimate commercial viability were evaluated as reasonably certain. The complexity and rate of change of the underlying technology together with increased competitiveness within the market place have brought increased difficulty to this evaluation process: this applies to both internal and external development. Consequently all software development expenditure is now being charged to the profit and loss account in the period in which it is incurred. The comparatives for fiscal 1997 were restated to reflect the effect of this change. The effect (in the year of implementation) was a reduction of (pound)6.1 million (1997: (pound)14.5 million) in the profit before tax for fiscal 1998.

Basis of accounting

The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings. The results of subsidiaries sold or acquired are included in the consolidated income statement up to, or from, the date control passes. Intra-group sales and profits are eliminated fully on consolidation. The results of CentreGold plc are included for the period from April 22, 1996, excluding, however, the results of the disposed distribution subsidiaries of CentreGold plc. The results of Crystal Dynamics are included for the period from November 5, 1998.

2 Summary of Significant Accounting Policies (Continued)

On acquisition of a subsidiary, all of the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities, and the resulting gains and losses, that arise after the Group has gained control of the subsidiary are charged to the post acquisition statements of operations.

Where the Company has the ability to exercise significant influence, it accounts for investments as associated undertakings using the equity method. Other fixed assets investments are recorded at cost.

Associated undertakings and joint arrangements

Associated undertakings are undertakings in which the Group holds a long term interest and over which it actually exercises significant influence. The Group's share of profits less losses from associated undertakings is included in the profit and loss account on the equity accounting basis. The holding value of associated undertakings is based upon the Group's equity in net assets of such undertakings, as shown by the most recent accounts available. Interests in joint arrangements that are not entities are included directly in the accounts of the invested entity, in accordance with the terms of agreement governing the arrangement.

Goodwill

Goodwill in respect of acquisitions represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising prior to April 1, 1998 has been written off immediately against reserves. Goodwill arising after April 1, 1998 has been capitalized and is being amortized in the profit and loss account over appropriate periods in accordance with Financial Reporting Standard No. 10 (FRS 10).

A charge is recognized in income in respect of any permanent diminution in the value of goodwill. Goodwill written off directly to reserves and not previously charged to income is included in determining the income or loss on disposal of a subsidiary.

Goodwill previously written off to reserves was not reinstated in the balance sheet when FRS 10 was adopted. It has been set off against the merger reserve with the balance being set off against the profit and loss account reserve. The balance sheet at March 31, 1998 has been restated to reflect this presentational change.

Given the nature of the industry, the useful economic life of goodwill arising during the year was estimated to be three years and the intangible asset is being amortized over this period.

Turnover

Turnover, which excludes sales between Group companies and trade discounts, represents the invoiced amounts of goods sold, net of provisions for returns and value added tax. Revenue from royalty agreements is recognized upon reaching specific dates set out in royalty contracts. In the case of minimum royalty agreements revenue is recognized when the amounts are contractually due and are non-refundable.

Tangible fixed assets

The cost of fixed assets is their purchase cost, together with any incidental costs of acquisition. Provision is made for depreciation on all tangible fixed assets at rates calculated to write off the cost less residual value of each asset over its expected useful life as follows:

Leasehold improvements        Over the life of the lease
     Fixture and fittings     20% per annum straight line
     Computer equipment       33% per annum straight line
     Motor vehicles           25% per annum straight line

Research and development

All research and development expenditure is charged to income as incurred. This includes all software development expenditure on individual titles and includes advance royalties paid under publishing agreements to external developers and advance royalties paid under licensing arrangements.

Investments

Investments held as fixed assets are stated at cost less provision for any permanent diminution in value.

Cash at bank and in hand

This comprises cash and cash on deposit.

Licence fees

Licence fees payable to celebrities and professional sports organisations for use of their name over a number of years or for a range of products (a franchise), including sub-licence arrangements and fees payable through intermediaries, are charged to income as sales and marketing expenditure over the life of the licence. Licence fees are classified as current and non-current assets based on the remaining life of the licence. Management regularly reviews the carrying value of such licences and will accelerate the amortisation should circumstances require it.

Deferred taxation

Provision is made for deferred taxation at the anticipated tax rate, using the liability method, on all material timing differences to the extent that it is probable that a liability or asset will crystallize in the near future.

Foreign currencies

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. The results and cash flows of foreign subsidiaries are translated at the average rate of exchange for the year. Gains and losses on exchange arising from the re-translation of the opening net investment in subsidiary companies and from the translation of the results of those companies are taken to reserves and are reported in the statement of total recognized gains and losses. Exchange differences arising from the re-translation of long-term foreign currency borrowings used to finance foreign currency investments are also taken to reserves. All other foreign exchange differences are taken to income in the year in which they arise.

2 Summary of Significant Accounting Policies (Continued)

Stocks

Stocks are valued at the lower of cost and net realizable value. In general, cost is determined on a first, in first out basis and includes transport and handling costs.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset has been purchased outright. These assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The capital element of lease payments is applied to reduce the outstanding obligations and the interest element is charged to income so as to give a constant periodic rate of charge on the remaining balance outstanding at each accounting period. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

Pensions

The Group operates various defined contribution pension schemes. Contributions are charged to income as they become payable in accordance with the rules of the schemes.

Advertising costs

Advertising costs are expensed on first showing of the advertisement. Advertising costs in fiscal 1999 were (pound)20.7 million (1998: (pound)13.8 million).

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge, the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognized in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group's accounts.

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedge position is eliminated, the instrument is marked to market and any resulting profit or loss recognized at that time.

Convertible bond

The bond was initially stated at the amount of the net proceeds after deduction of issue costs. The issue costs are being amortized over the life of the bond (five years). Exchange gains or losses on the bond are taken to the profit and loss account. No gain or loss is recognized on conversion.

2 Summary of Significant Accounting Policies (Continued)

Concentration of credit risk

Financial instruments potentially subject to concentration of credit risk consist principally of accounts receivable with customers. The Company performs ongoing credit evaluations of its customers as it considers necessary, and makes provisions for potential credit losses as required.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3 Segmental Analysis

Turnover by destination

The Company has offices in the United Kingdom, United States, France, Germany, Japan and Singapore. The latter two do not generate significant income in relation to the remainder of the Group and are included within the 'Rest of World' segment. The French and German offices sell to other French and German speaking European countries (namely Belgium, Austria and Switzerland). For reporting purposes these territories are included within 'France' and 'Germany' rather than the 'Rest of Europe'.

The turnover is attributable to the Company's principal activities and arose in the following geographical areas:

                                     Year Ended      Year Ended      Year Ended
                                      March 31,       March 31,       March 31,
                                         1997            1998            1999
                                     -----------     -----------     -----------
                                     (pound)'000     (pound)'000     (pound)'000

United Kingdom                            25,499          26,287          36,442
Continental Europe                        23,940          53,124          99,868
U.S.                                      23,298          49,456          78,476
Rest of World                              2,794           8,367          11,498
                                         -------         -------         -------
                                          75,531         137,234         226,284
                                         =======         =======         =======

Sales to Continental Europe can be divided further as follows:

                                                                     March 31,
                                                                       1999
                                                                    ----------
                                                                   (pound)'000

Germany                                                                45,578
France                                                                 32,949
Rest of Europe                                                         21,341
                                                                      -------
                                                                       99,868
                                                                      =======

This analysis is not available for earlier years.

Turnover by origination

                               Year Ended       Year Ended       Year Ended
                                March 31,        March 31,        March 31,
                                  1997             1998             1999
                              -----------      -----------      -----------
                              (pound)'000      (pound)'000      (pound)'000

United Kingdom                     32,408           46,134           63,081
Germany                            10,384           17,917           45,563
France                              9,620           22,129           33,496
U.S.                               23,119           51,054           82,185
Rest of World                          --               --            1,959
                                  -------          -------          -------
                                   75,531          137,234          226,284
                                  =======          =======          =======

Inter-segment sales

                         By origination                         By destination
                ------------------------------------   -------------------------------------
                Year Ended   Year Ended   Year Ended   Year Ended   Year Ended   Year Ended
                 March 31,    March 31,    March 31,    March 31,    March 31,    March 31,
                    1997         1998         1999         1997        1998         1999
                -----------  -----------  -----------  -----------  -----------  -----------
                (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000

United Kingdom       24,058       45,748       77,989           --        6,408       11,068
Germany                  --           --           --        8,166       14,661       27,949
France                   --           19           --        7,482       11,052       21,953
U.S.                     --           --        4,604        8,410       13,646       20,519
Rest of World            --           --           19           --           --        1,123
                     ------       ------       ------       ------       ------       ------
                     24,058       45,767       82,612       24,058       45,767       82,612
                     ======       ======       ======       ======       ======       ======

Turnover to unaffiliated customers

                Year ended March 31,       Year ended March 31,       Year ended March 31,
                        1997                      1998                        1999
                ------------------------  ------------------------  -------------------------
                    Home        Export       Home         Export       Home         Export
                   Sales        Sales        Sales        Sales        Sales        Sales
                -----------  -----------  -----------  -----------  -----------  -----------
                (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000
United Kingdom       25,499        6,909       26,306       19,828       36,442       26,639
Germany              10,384           --       17,917           --       45,563           --
France                9,620           --       22,129           --       32,946          550
U.S.                 23,089           30       48,436        2,618       76,541        5,644
Rest of World            --           --           --           --        1,959           --
                     ------        -----      -------       ------      -------       ------
                     68,592        6,939      114,788       22,446      193,451       32,833
                     ======        =====      =======       ======      =======       ======

A further breakdown of the export sales by the United Kingdom are:

                                    Year Ended       Year Ended       Year Ended
                                     March 31,        March 31,        March 31,
                                       1997             1998             1999
                                   -----------      -----------      -----------
                                   (pound)'000      (pound)'000      (pound)'000

Europe                                   3,936           13,178           20,879
U.S.                                       209              903            1,935
Rest of World                            2,764            5,747            3,825
                                         -----            -----            -----
                                         6,909           19,828           26,639
                                         =====           ======           ======

The acquisition of Crystal Dynamics added (pound)2.2 million external revenue, of which (pound)1.7 million is attributable to the U.S. and (pound)0.5 million to Europe. In addition the company received (pound)3.7 million inter-segment royalties.

Income/(loss) on ordinary activities before tax

                                    Year Ended       Year Ended       Year Ended
                                     March 31,        March 31,        March 31,
                                       1997             1998             1999
                                   -----------      -----------      -----------
                                   (pound)'000      (pound)'000      (pound)'000
Geographical segment
United Kingdom                         (3,583)          11,064           29,425
Germany                                   148            1,258            5,858
France                                    249            1,577            4,097

U.S.                                   (3,645)           2,608           (1,444)
Rest of World                              --               --              (16)
                                       ------           ------           ------
                                       (6,831)          16,507           37,920
                                       ======           ======           ======

Assets

                                  Gross assets              Long-lived assets
                          --------------------------   -------------------------
                            March 31,     March 31,     March 31,     March 31,
                                1998          1999         1998          1999
                          (pound)'000    (pound)'000   (pound)'000   (pound)'000
Geographical segment
United Kingdom                 59,000         63,441        17,553        16,569
Germany                         5,950         17,102            89           124
France                          5,914          8,576            68           132
U.S.                           25,853         64,471           724        26,862
Rest of World                      --          1,803            --            84
                              -------        -------        ------        ------
                               96,717        155,393        18,434        43,771
                              =======        =======        ======        ======

The analysis by class of business of the Company's turnover, income before taxation and assets for the years ended March 31, 1999, March 31, 1998 and March 31, 1997 is set out below.

Turnover

                                    Restated
                                    Year Ended       Year Ended       Year Ended
                                     March 31,        March 31,        March 31,
                                       1997             1998             1999
                                   -----------     -----------      -----------
                                   (pound)'000     (pound)'000      (pound)'000
Class of business
Computer software                       73,316         134,078          222,775
Video editing                            2,215           3,145            3,667
Record company                              --              41               --
                                       -------        --------         --------
                                        75,531         137,264          226,442
Inter-segment revenue                       --             (30)            (158)
                                       -------        --------         --------
                                        75,531         137,234          226,284
                                       =======        ========         ========

Income/(loss) on ordinary activities before tax

                                    Restated
                                    Year Ended       Year Ended       Year Ended
                                     March 31,        March 31,        March 31,
                                       1997             1998             1999
                                   -----------     -----------      -----------
                                   (pound)'000     (pound)'000      (pound)'000
Class of business
Computer software                      (6,285)          18,738           38,702
Video editing                            (208)            (620)            (782)
Record company                           (338)          (1,611)              --
                                       ------           ------           ------
                                       (6,831)          16,507           37,920
                                       ======           ======           ======

Assets

                                   Gross Assets             Long-Lived assets
                             -------------------------  ------------------------
                             Year Ended     Year Ended  Year Ended   Year Ended
                              March 31,     March 31,    March 31,    March 31,
                                 1998          1999         1998         1999
                             -----------   -----------  -----------  -----------
                             (pound)'000   (pound)'000  (pound)'000  (pound)'000
Class of business
Computer software                 93,304       152,393       16,375       42,434
Video editing                      3,413         3,000        2,059        1,337
Record company                        --            --           --           --
                                 -------       -------       ------       ------
                                  96,717       155,393       18,434       43,771
                                 =======       =======       ======       ======

4 Income/(Loss) on Ordinary Activities Before Tax

                                                 Year Ended   Year Ended   Year Ended
                                                  March 31,    March 31,    March 31,
                                                    1997         1998          1999
                                                 -----------  -----------  -----------
                                                 (pound)'000  (pound)'000  (pound)'000
This is stated after charging:
Auditors' remuneration for audit                          95          151          205
Other fees paid to the auditors and their
associates*                                               --          395          569
Loss on disposal of tangible fixed assets                183           47           16
Depreciation of tangible fixed assets held under
finance leases                                           560          824          790
Depreciation of tangible owned fixed assets            1,534        2,006        2,747
Write off of goodwill:
Included within normal operating costs                    --          364          562
Included within exceptional non-operating costs           --        2,362           --
Hire of plant and machinery - operating leases            90          308          439
Hire of other assets - operating leases                  240        1,088        1,269
Exceptional provision against loan to a
television company                                       279           --           --

----------

* This includes (pound)40,000 paid to the previous auditor in the year ended March 31, 1999 (1998: (pound)165,000). In addition fees of (pound)507,000 were paid to the current auditor and capitalized as acquisition costs.

5 Directors' Emoluments and Related Party Transactions

                                           Year Ended    Year Ended  Year Ended
                                             March 31,   March 31,    March 31,
Directors' emoluments                          1997        1998          1999
                                           -----------  -----------  -----------
                                           (pound)'000  (pound)'000  (pound)'000


Salary payments                                    764        2,910        6,460
Fees                                                94          150          104
Compensation for loss of office                     79           --           --
Company pension contributions                       35           98           94
Other benefits                                      58          147          201
                                                 -----        -----        -----
                                                 1,030        3,305        6,859
                                                 =====        =====        =====

Retirement benefits are accruing to 6 (1998:6) directors under the Group's main pension plan. In addition 1 director (1998: 1) has benefits accruing under the Core Design Pension Plan.

Interests in share options

Details of options held by directors are set out below:

                       April 1,
                         1998                                                      Date from
                      or date of   Granted in   Exercised   March 31,  Exercise      which
                      appointment    period     in period     1999      price      exercisable  Expiry Date
                       --------     --------    ---------   --------   --------    -----------  ---------
C. H. D. Cornwall.....    18,700           --        --        18,700    343.33p      07/21/97    07/19/01
                          32,700           --        --        32,700    350.00p      03/11/09    03/09/02
                          35,000           --        --        35,000    792.00p      04/03/99    04/01/03
                              --      215,000        --       215,000    585.00p      10/14/01    10/13/05
S. B. Streater(4).....    48,000           --        --        48,000    343.33p      07/21/97    07/19/01
                           3,400           --        --         3,400    350.00p      03/11/09    03/09/02
                          20,000           --        --        20,000    792.00p      04/03/99    04/01/03
S. R. Protheroe.......    10,000           --        --        10,000    343.33p      07/21/97    07/19/04
                          20,000           --        --        20,000    350.00p      03/11/98    03/09/05
                          14,000           --        --        14,000    792.00p      04/03/99    04/01/03
I. Livingstone........     3,787           --        --         3,787    792.00p      04/03/99    04/01/06
                          44,213           --        --        44,213    792.00p      04/03/99    04/01/03
                          56,576(1)        --        --        56,576    675.00p            --          --
J. Heath-Smith........     3,826           --        --         3,826    784.00p      04/26/99    04/24/06
                          36,174           --        --        36,174    784.00p      04/26/99    04/24/03
M. McGarvey...........     5,460           --        --         5,460    115.00p      04/05/96    04/04/05
                          25,104           --        --        25,104    857.50p      10/16/00    10/14/04
                           3,787           --        --         3,787    812.42p(2)   04/03/99    04/01/03
                          15,649           --        --        15,649    812.42p(2)   04/03/99    04/01/03
                              --      200,000        --       200,000    585.00p      10/14/01    10/13/05
J.M.J Lewis...........     3,829(3)        --        --         3,829    783.33p      09/11/01    09/10/08
                         149,362(3)        --        --       149,362    783.33p      09/11/01    09/10/05

(1) Effective holding shown. Mr Livingstone holds an option to purchase shares in Eidos Interactive Limited which upon exercise are exchangeable for shares in the Company. The exercise period is at the discretion of the Board of Directors.

(2) The exercise price is $13.08 which has been translated at the year end U.S.$ exchange rate of $1.61=(pound)1.

(3) Mr Lewis was granted these options on joining the Company in September 1998 but prior to his being appointed as a director in October 1998.

(4) Mr Streater resigned on June 10, 1999. The market price of shares in Eidos plc was 2,035p on March 31, 1999. The highest price during the year was 2,035p and the lowest was 555p.

All options give the holders the rights to acquire shares on a one for one basis.

Related party disclosures

(a) Jeremy Heath-Smith, a director and Executive Officer of the Company, is a member of the Core Design Pension Fund (the "Fund"). One of the Fund's assets is the sole ownership of the premises occupied by Core Design Limited. During the year rent of (pound)40,000 was paid to the Pension Fund.

(b) On February 4, 1997, the Company sold Silicon Dreams, a wholly-owned development studio of the Company, to a new company controlled by Geoff Brown, a former non-executive director of the Company, called Silicon Dreams Studio Limited ("SDSL"). SDSL purchased Silicon Dreams for (pound)666,666 satisfied by a cash payment of

(pound)500,000 and the issue of 166,666 shares equaling 25% of the post-issuance share capital of SDSL. An additional payment will also be made equal to 50% of the amount by which the aggregate gross profits of SDSL exceed (pound)5 million in the threefiscal years ending September 30, 2000, up to a maximum of (pound)2.5 million in contingent payments. In addition, the Company has exclusive, worldwide publishing rights (excluding Japan and the Far East) for various games currently being developed by Silicon Dreams. The Company has financed part of the development costs of these games as an advance against the royalties which are payable to SDSL on the sale of the games. On completion of the transaction, Mr. Brown resigned as an executive officer of the Company but remained a non-executive director. On September 11, 1998 he resigned as a non-executive director. In October 1998 the Company signed publishing and licensing contracts with Attention to Detail Limited
(ATD) and International Sports Management Limited (ISM), both of which are controlled by Mr. Brown. In the year to March 31, 1999 total royalties and advances of (pound)2.0 million were paid to SDSL and (pound)2.5 million to ATD and ISM.

(c) Between April 1, 1997 and June 6, 1997 Eidos acquired a total of 1,476,052 shares, representing approximately 15% of the outstanding share capital of Opticom ASA, a Norwegian listed company. The total consideration paid was (pound)11,179,044. Subsequently, the Company paid Opticom U.S.$5 million for 50% of a joint venture to develop a device, based upon Opticom's storage and processing technologies which can be used to store and operate computer games software. Eidos is funding this development over a two year period up to U.S.$5 million. At March 31, 1999 $3.3 million had been paid. Robert Keith, a former non-executive director of the Company, was the managing director of Opticom ASA during the period and holds approximately 18% of the outstanding share capital of Opticom ASA. Mr. Keith took no part in the decision of Eidos to acquire shares in Opticom ASA.

(d) Following his resignation as a non-executive director, Mr Keith has continued to work for the Company on a consultancy basis. No fees have been paid to date but it is anticipated that the annual fees will not exceed (pound)30,000. An accrual has been made in the accounts for (pound)16,000 relating to the period from September 11, 1998 to March 31, 1999. In addition, Mr Keith has continued to have the use of a company car and mobile telephone.

(e) The Group has signed a license agreement with Ian Livingstone Limited, a company controlled by the Chairman of the Company, for the exploitation of his intellectual property rights in "Deathtrap Dungeon" under which the Group has contracted to pay the company a royalty based on net sales. During the year royalties of (pound)295,276 have been paid under this agreement.

(f) During the year the Company made the following loans to Mr Cornwall and Mr
Livingstone:

                                                       Maximum
                                                        amount           At
                                                        during        March 31,
                                                       the year          1999
                                                      -----------    -----------
                                                      (pound)'000    (pound)'000

CHD Cornwall                                               21             21
I Livingstone                                               5              5

All loans, which arose as a result of credit card transactions and personal expenditure, were unsecured, interest free and repayable on demand, the balances being regularly cleared during the year. The balances owing at March 31, 1999 have subsequently been repaid in full.

5 Directors' Emoluments and Related Party Transactions (Continued)

(g) During the year the Company acquired the remaining 25% in its subsidiary, Eidoscope Limited for (pound)120,000 from Kuka Limited. Kuka Limited is controlled by Nicholas Davies who is also a director of Eidoscope Limited.

(h) During the current year the Group advanced (pound)6.1 million to its associated companies (including SDSL discussed above) as royalties and advances on games being developed for the Group.

The Group has taken advantage of the exemption in Financial Reporting Standard No. 8 in respect of subsidiaries which are greater than 90% subsidiaries.

All inter-company transactions are required to be on an arm's length basis.

6 Employee Information

The average weekly number of persons (including executive directors) employed by the Company and total costs during the periods indicated below were:


                                             Year Ended  Year Ended   Year Ended
                                              March 31,    March 31,   March 31,
By activity                                      1997         1998          1999
                                                 ----         ----          ----

Corporate                                         16            17            18
Computer software                                354           378           484
Video editing                                     28            39            42
Record company                                     3             2            --
                                                 ---           ---           ---
                                                 401           436           544
                                                 ===           ===           ===

                                       (pound)'000    (pound)'000    (pound)'000
Staff costs
Wages and salaries                          12,111         18,048         27,006
Social security costs                        1,145          1,747          3,185
Pension costs                                  130            459            584
                                            ------         ------         ------
                                            13,386         20,254         30,775
                                            ======         ======         ======

7 Exceptional Items

Included within general and administrative expenses for the year ended March 31, 1999 is (pound)3.8 million attributable to abortive acquisitions with related funding costs.

Exceptional non-operating items in 1998 related to the sale of Simis Limited, a software development studio ((pound)2.1 million loss), the termination of the activities of the record company ((pound)0.3 million loss) and additional deferred consideration from the sale of Centresoft Limited in 1996 ((pound)0.5 million profit).

8 Interest Payable and Similar Charges

                                           Year Ended   Year Ended   Year Ended
                                            March 31,    March 31,    March 31,
Other loans                                   1997          1998         1999
                                           -----------  -----------  -----------
                                           (pound)'000  (pound)'000  (pound)'000

Bank loans and overdrafts                          565          171          665
Convertible bond                                    --        1,830        1,923
Finance leases                                     264          154          211
Amortization of bond issue costs                    --          220          220
                                                 -----        -----        -----
                                                   829        2,375        3,019
                                                 =====        =====        =====

9 Tax on Income/(Loss) on Ordinary Activities

                                         Year Ended   Year Ended    Year Ended
                                          March 31,    March 31,     March 31,
                                             1997         1998          1999
                                         -----------  -----------   ------------
                                         (pound)'000  (pound)'000   (pound)'000

UK Corporation tax at 31%
(1998: 31%, 1997: 33%)                            510        3,293        8,759
Less: Double taxation relief                     (133)        (166)        (130)
                                               ------      -------      -------
                                                  377        3,127        8,629
Overseas taxation                               1,073        2,515        5,405
Deferred taxation                                  --           --          339
                                               ------      -------      -------
                                                1,450        5,642       14,373
Adjustment in respect of prior years
Overseas taxation                                  --           --         (703)
                                               ------      -------      -------
                                                1,450        5,642       13,670
                                               ======      =======      =======

Income taxes

Total income tax expense differs from the amounts computed by applying the U.K. statutory income tax rate of 31% to income/(loss) before taxes, as a result of the following:

                                                Restated
                                               Year Ended    Year Ended   Year Ended
                                                March 31,     March 31,    March 31,
                                                   1997         1998         1999
                                               -----------   -----------  -----------
                                               (pound)'000   (pound)'000  (pound)'000
In thousands

U.K. statutory rate                                 (2,254)        5,117       11,755
Difference between overseas and U.K. tax rate           --           405        3,210
Permanent disallowables                                250           334          192
Deferred tax asset not recognized, net               3,206         1,329         (102)
Utilization of U.K. brought forward losses              --        (2,083)      (2,092)
Non-U.K. taxes                                         248            --           --
Non-recognition of U.K. capital losses carried
forward                                                 --           540           --
Other differences                                       --            --          707
                                              ------------        ------      -------
Provision                                     (pound)1,450         5,642       13,670
                                              ============        ======      =======

As of March 31, 1999 the Company had net operating loss carry forwards of approximately (pound)17.5 million available to relieve taxable income in future periods. This includes (pound)16 million acquired tax losses which arose during the year on the acquisition of Crystal Dynamics. The majority of the losses will be available for the next twelve to fourteen years.

10 Earnings/(loss) Per Share

Earnings in the year ended March 31, 1999 are stated after goodwill amortization charges. Since there was no goodwill amortization in prior years, earnings per share before goodwill have been supplied to improve comparability between the years.

The calculations of earnings per share are based on the following information:

Weighted average number of shares:

                                         Year Ended    Year Ended    Year Ended
                                          March 31,     March 31,     March 31,
                                             1997          1998          1999
                                           --------      --------      --------
                                            Number        Number        Number
                                              of            of            of
                                            shares        shares        shares

For basic earnings per share              13,921,162    16,943,461    17,137,829
Conversion of convertible debt                    --     2,621,793     2,854,418
Exercise of share options                         --       245,487       442,809
                                          ----------    ----------    ----------
For diluted earnings per share            13,921,161    19,810,741    20,435,056
                                          ==========    ==========    ==========

                                            Basic                                         Diluted
                           -----------------------------------------      ------------------------------------------
                             Restated        Year           Year            Restated        Year            Year
                            Year ended       ended         ended           Year ended       ended           ended
                             March 31,     March 31,      March 31          March 31,     March 31,        March 31
                               1997          1998           1998              1997          1998             1998
                           -----------    -----------    -----------      -----------    -----------     -----------
                           (pound)'000    (pound)'000    (pound)'000      (pound)'000    (pound)'000     (pound)'000
Net income/(loss) for
the year                      (8,281)        10,865         24,250           (8,281)        10,865          24,250
Interest saved on
conversion of debt                --             --             --               --          1,263           1,327
                              ------         ------         ------           ------         ------          ------
Earnings/(loss)               (8,281)        10,865         24,250           (8,281)        12,128          25,577
Goodwill amortization             --             --          4,070               --             --           4,070
                              ------         ------         ------           ------         ------          ------
Earnings/(loss) before
goodwill amortization         (8,281)        10,865         28,320           (8,281)        12,128          29,647
                              ======         ======         ======           ======         ======          ======

                                     Pence   Pence  Pence   Pence   Pence  Pence
                                      per     per    per     per     per    per
                                     share   share  share   share   share  share

Earnings/(loss)                      (59.5)   64.1  141.5   (59.5)   61.2  125.2
Goodwill amortization                   --      --   23.7      --      --   19.9
                                     -----    ----  -----   -----    ----  -----
Earnings/(loss) before
goodwill                             (59.5)   64.1  165.2   (59.5)   61.2  145.1
                                     =====    ====  =====   =====    ====  =====

The diluted earnings per share for the year ended March 31, 1999 has been restated in accordance with Financial Reporting Standard No. 14. The number previously reported was 59.8p based on 21,000,879 diluted shares.

11 Intangible Assets

                                                             Total
                                                          -----------
                                                          (pound)'000
Goodwill
Cost
At April 1, 1998                                                 --
Additions                                                    29,308
Exchange adjustments                                            701
                                                             ------
At March 31, 1999                                            30,009
                                                             ------
Amortization
At April 1, 1998                                                 --
Charge for the period                                         4,070
                                                             ------
At March 31, 1999                                             4,070
                                                             ------
Net book value
At March 31, 1999                                            25,939
                                                             ======

12 Tangible Assets

                                           Fixtures
                               Leasehold     and     Computer   Motor
                              improvements fittings  equipment vehicles  Total
                              ------------ --------  --------- --------  -----
                                 (pound)   (pound)    (pound)  (pound)   (pound)
                                  '000      '000       '000     '000      '000
Cost
At April 1, 1998                  1,957     1,832      6,096     301     10,186
Additions                           109       238      1,764     239      2,350
In respect of new subsidiaries       --       174        990      --      1,164
Disposals                            (1)       (9)      (416)    (68)      (494)
                                  -----     -----      -----     ---      -----
At March 31, 1999                 2,065     2,235      8,434     472     13,206
                                  -----     -----      -----     ---      -----
Depreciation
At April 1, 1998                    203       542      2,608      99      3,452
In respect of new subsidiaries       --       159        776      --        935
Charge for the period               313       520      2,598     108      3,539
Eliminated in respect of
disposals                            --        (6)      (350)    (32)      (388)
                                  -----     -----      -----     ---      -----
At March 31, 1999                   516     1,215      5,632     175      7,538
                                  -----     -----      -----     ---      -----
Net book value
At March 31, 1999                 1,549     1,020      2,802     297      5,668
                                  =====     =====      =====     ===      =====
                                                                        =======
Net book value
At March 31, 1998                 1,754     1,290      3,488     202      6,734
                                  =====     =====      =====     ===      =====

The net book value of tangible fixed assets includes an amount of (pound)490,000 (1998: (pound)1,310,000) in respect of assets held under finance leases.

13 Investments

                                                   Associated
                                     Investments   undertakings    Total
                                     -----------   ------------    -----
                                       (pound)      (pound)      (pound)
                                        '000         '000         '000
Cost
At April 1, 1998                        11,578         4         11,582
Additions in the period                    582         -            582
                                        ------        --         ------
At March 31, 1999                       12,160         4         12,164
                                        ======        ==         ======

Eidos has made a series of investments in Opticom ASA ("Opticom") for a total of (pound)11.2 million. Opticom is a Norwegian based company listed on the Norwegian Stock Exchange. Eidos owns 1,476,052 shares in Opticom representing approximately 15% of that company's share capital, valued at (pound)24.2 million, based on the closing price on March 31, 1999. Opticom is a leader in the research and development of polymer based storage and processing devices and has significant interests in internet technologies. The Group is not able to exercise significant influence on the company and accordingly the investment is recorded at cost. Other equity investments amounted to (pound)0.9 million.

During the year the Company acquired 100% of Crystal Dynamics, Inc., a developer of computer software. Details of the acquisition are given in Note 22.

Interests in Group undertakings

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the figures of the Group:

Subsidiary undertakings               Country of incorporation                              Nature of business
-----------------------               ------------------------                              ------------------
Eidos Interactive Limited                    England and Wales    Developer and Publisher of computer software
Eidos Interactive Inc                                      USA    Developer and Publisher of computer software
Crystal Dynamics Inc                                       USA                  Developer of computer software
Core Design Limited                          England and Wales                  Developer of computer software
Eidos Interactive France SARL                           France                  Publisher of computer software
Eidos Interactive (Deutschland) GmbH                   Germany                  Publisher of computer software
Eidos Interactive KK                                     Japan                  Publisher of computer software
Eidos Interactive Pte Limited                        Singapore                  Publisher of computer software
Glassworks Productions Limited               England and Wales                                   Video editing
Eidos Technologies Limited                   England and Wales                  Developer of computer software
Eidoscope Limited                            England and Wales                                       New media

Subsidiary undertakings                  Description of shares held                            Group %       Company %
-----------------------                  --------------------------                            -------       ---------
Eidos Interactive Limited                Ordinary (pound)1 shares each and `A' ordinary            --           100%
                                         (pound)0.05 shares each
Eidos Interactive Inc                    Common stock $0.001 par value                            100%           --
Crystal Dynamics Inc                     Common stock no par value                                100%           --
Core Design Limited                      Ordinary (pound)1 shares                                 100%           --
Eidos Interactive France SARL            Ordinary Shares of 100FFr                                100%           --
Eidos Interactive (Deutschland) GmbH     DM 50,000                                                100%           --
Eidos Interactive KK                     100 million Yen                                           --           100%
Eidos Interactive Pte Limited            Ordinary S$1 shares                                       --           100%
Glassworks Productions Limited           "A" Ordinary shares of (pound)0.01 each and               --            85%
                                         "B" Ordinary Shares of (pound)0.01 each
Eidos Technologies Limited               Ordinary (pound)1 shares                                  --           100%
Eidoscope Limited                        Ordinary (pound)1 shares                                  --           100%


Associated undertakings                  Country of                                        Description of
Name of undertaking                   incorporation                Nature of business         Shares held    Group %     Company %
-----------------------               -------------                ------------------      --------------    -------     ---------
Eidopt AS                                    Norway          Research and development     Ordinary shares       --            50%
Innerloop Technologies AS                    Norway    Developer of computer software     Ordinary shares       --         39.54%
Hothouse Holdings Limited                   England    Developer of computer software     Ordinary shares       --            25%
(formerly Clockwork Holdings Limited)
Pure Entertainment Games Limited            England    Developer of computer software     Ordinary shares       --            26%
Tigon Software Limited                      England    Developer of computer software     Ordinary shares       --            30%
Silicon Dreams Studio Limited               England    Developer of computer software     Ordinary shares       --            25%
Sports Interactive Limited                  England    Developer of computer software     Ordinary shares       25%           --
Lankhor (France) SARL                        France    Developer of computer software     Ordinary shares       26%           --

All the above companies operated principally in their country of incorporation.

14 Stocks

                                                         March 31,    March 31,
                                                           1998         1999
                                                         ---------    ---------
                                                          (pound)      (pound)
                                                           '000         '000

Raw materials and consumables                                109           371
Finished goods                                             5,009         5,295
                                                           -----         -----
Stocks (net of provisions of
(pound)764,000, 1998:(pound)527,000)                       5,118         5,666
                                                           =====         =====

15 Debtors

                                                         March 31,    March 31,
                                                           1998         1999
                                                         ---------    ---------
                                                          (pound)      (pound)
                                                           '000         '000
Amounts falling due within one year:
Trade debtors                                             22,290        44,271
Prepaid licences                                              --         6,532
Deferred tax asset                                         4,052         1,896
Other debtors                                              2,433         2,226
Prepayments and accrued income                             1,995         2,812
                                                          ------        ------
                                                          30,770        57,737
                                                          ======        ======

Trade debtors are shown net of provisions for returns and doubtful accounts as follows:

                                                                    (pound)'000

Provisions brought forward at April 1, 1998                            11,470
Provisions usage                                                      (41,370)
New provisions posted                                                  44,406
                                                                      -------
Provisions carried forward at March 31, 1999                           14,506
                                                                      =======

Included within prepaid licences is (pound)2,639,000 in respect of periods that extend beyond one year (1998: (pound)nil)

16 Creditors, Amounts Falling Due Within One Year

                                                         March 31,    March 31,
                                                           1998         1999
                                                         ---------    ---------
                                                          (pound)      (pound)
                                                           '000         '000

Trade creditors                                             9,407       9,692
Royalty creditors                                             990       4,968
Obligations under finance leases                              757         363
Other taxes and social security costs                       1,082       3,815
Other creditors                                             1,151      16,556
Accruals and deferred income                                3,165       8,967
Corporation tax                                             9,775      13,688
                                                           ------      ------
                                                           26,327      58,049
                                                           ======      ======

At March 31, 1999 the Group had unused overdraft facilities of (pound)5.5 million in the U.K. and U.S.$5 million in the U.S. Both are secured on assets of the Group.

17 Creditors, Amounts Falling Due After More Than One Year

                                                         March 31,    March 31,
                                                           1998         1999
                                                         ---------    ---------
                                                          (pound)      (pound)
                                                           '000         '000

U.S.$ 6.25% Convertible Bonds                              28,995       30,333
Obligations under finance leases:
 Due between one and two years                                342          137
 Due between two and five years                               117           15
Other creditors                                                --          328
                                                           ------       ------
                                                           29,454       30,813
                                                           ======       ======

In April 1997 the Group issued U.S.$50 million of 6.25% convertible bonds. The bonds are convertible after August 31, 1997 and on or prior to July 24, 2002 into ordinary shares of 10p each of Eidos at an initial conversion price of (pound)10.95 per share and with a fixed rate of exchange on conversion of U.S.$1.5965 = (pound)1.00. Convertible bonds are stated net of issue costs. During 1998 U.S.$100,000 of bonds were converted. No bonds were converted during 1999.

The bonds are redeemable at the option of the Company on or after August 14, 1999 on achievement of certain share performance criteria or in certain other limited circumstances.

The bonds contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to create liens over its assets, transfer or lease substantial portions of assets and to enter into certain consolidations or mergers.

18 Fair Values of Financial Instruments

U.S. GAAP requires disclosure of an estimate of the fair values of certain financial instruments, whether or not recognized in the balance sheet. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

Fair values have been estimated using the following methods and assumptions:

Long term investments (excluding equity investments in associated companies) -- The fair value of listed investments is based on year end quoted market prices. For other investments for which there are no quoted market prices, it is assumed that the carrying value is approximately equal to the fair value. The standard does not require an estimate of the fair values of equity investments in associated companies.

Current assets and liabilities -- Financial instruments included within current assets and liabilities (excluding borrowings) are generally short term in nature and accordingly their fair values approximate to their book values.

Long term receivables and liabilities -- The fair values of financial instruments included within long term receivables and liabilities (excluding borrowings) were based on discounted cash flow models using appropriate market interest rates. Amounts payable under finance leases are exempt from U.S. GAAP fair value disclosure requirements.

Convertible bonds -- The fair values of quoted long term borrowings are based on year end mid-market quoted prices.

Foreign exchange forward contracts and options -- The Company enters into foreign exchange contracts and options in order to manage its foreign currency exposure to its DM, FFr and U.S.$ receivables. The fair value of these financial instruments was estimated using year end exchange rates.

The carrying amounts and estimated fair values of the Group's outstanding financial instruments, where there is a difference between the net carrying amount and estimated fair value, are as follows:

                                                March 31, 1998        March 31, 1999
                                            ---------------------  ---------------------
                                               Net      Estimated     Net      Estimated
                                            carrying       fair    carrying       fair
                                             amount       value     amount       value
                                            --------    ---------  --------    ---------
                                             (pound)     (pound)    (pound)     (pound)
                                              '000        '000       '000        '000
Long term investments excluding
investments in associated companies          11,578       24,112    12,160       25,165
Borrowings                                  (28,995)     (33,425)  (30,994)     (58,597)
Foreign exchange forward contracts,
options and swaps                                --           99        --          (29)

At March 31, 1999 a currency swap to sell U.S.$ 7.5 million was open. The contract matures within three months of the year end.

19 Deferred Taxation

                                                     March 31,    March 31,
                                                       1998         1999
                                                     ---------    ---------
                                                      (pound)      (pound)
                                                       '000         '000
Unrecognized
Excess of tax allowances over book
depreciation of fixed assets                            (401)         (760)
Other timing differences                              (5,642)       (6,581)
Tax effect of losses carried forward                  (1,187)       (1,002)
                                                      ------        ------
Unrecognized deferred tax asset                       (7,230)       (8,343)
                                                      ======        ======

                                                     March 31,    March 31,
                                                       1998         1999
                                                     ---------    ---------
                                                      (pound)      (pound)
                                                       '000         '000
Recognized
Other timing differences                              (4,052)       (1,277)
Tax effect of losses carried forward                      --          (619)
                                                       -----         -----
                                                      (4,052)       (1,896)
                                                      ======        ======

20 Share Capital

                                          March 31,     March 31,
                                            1998          1999
                                          ---------     ---------
                                        (pounds)'000  (pounds)'000
Authorized
March 31, 1998 : 28,500,000
March 31, 1999 : 28,500,000
Ordinary Shares of 10p each                   2,850         2,850
                                          =========     =========

Allotted, called up and fully paid
March 31, 1998 : 17,110,073
March 31, 1999 : 17,282,280
Ordinary Shares of 10p each                   1,711         1,728
                                          =========     =========

During the year 162,257 ordinary shares were allotted following the exercise of Eidos options and 9,950 were allotted in conjunction with the U.S. stock purchase plan.

On April 1, 1997, 29,639 shares were allotted to acquire a minority state in Black Dragon Productions, Inc. and on April 21, 1997 55,000 shares were allotted to acquire a minority stake in Sports Interactive Limited. During 1998 163,306 shares were allotted following the exercise of Eidos options and 5,720 following the conversion of $100,000 of bonds.

On April 22, 1996, 5,739,088 shares were placed on the market following the acquisition of CentreGold plc. On December 12, 1996, 3,000,000 shares were placed on the market, following the ADR issue and Nasdaq listing. On August 30, 1996 30,850 shares were allotted to acquire 85% of Naked Records Limited. In addition, between August 8, 1996 and March 14, 1997, 203,878 shares were allotted to acquire minority stakes in Hothouse Holdings Limited, Pure Entertainment Limited, Innerloop Technologies and Tigon Software Limited and between April 25, 1996 and February 26, 1997, 516,929 shares were allotted following the exercise of Eidos Interactive share options and warrants, and Eidos options and warrants.

On October 18, 1995, 1,680,000 shares were placed on the market and 2,933,162 shares were issued as consideration for the acquisition of Domark Group Limited, Simis Limited and the Big Red Software Company Limited. On November 17, 1995, 85,000 shares were issued in consideration for future royalties at 538p per share.

21 Stock Options

The Eidos stock option schemes provide for the granting of options to purchase shares to directors and employees of the Company and its subsidiaries up to a maximum of 10% of the issued share capital of the Company immediately prior to the day any options are granted. The option price may not be less than the higher of the nominal value of one Eidos share or the fair market value of an Eidos share on the date the option is granted.

In general the periods of the Approved and Unapproved Scheme options are ten years and seven years respectively. In addition, certain U.S. employees have been granted options under the U.S. Stock Option Plan and the Crystal Dynamics Stock Option Plan. These also have a seven year and ten year term respectively.

Options are generally exercisable three years after being granted and are on a one for one basis with no specific performance criteria. Options held under the Crystal Dynamics Stock Option Plan were are vested on November 5, 1998 (date of the acquisition).

The following options for 10p ordinary shares were open at March 31, 1999:

                                       Number of
                                   shares over which  Option exercise
                                    options granted        price        Option exercise period
                                    ---------------        -----        ----------------------
Approved Scheme                         13,505               115p         04/05/96 - 04/04/05
                                        10,000            343.33p         07/21/97 - 07/19/04
                                        21,000               350p         03/11/98 - 03/09/05
                                         3,829            783.33p         09/11/01 - 09/10/08
                                         3,826               784p         04/25/99 - 04/25/06
                                         3,826               784p         04/25/99 - 10/24/99
                                         1,200               792p         04/03/99 - 10/02/99
                                        34,220               792p         04/03/99 - 04/01/06
                                       102,556             857.5p         01/21/00 - 01/19/07
                                         3,074             857.5p         01/21/00 - 07/20/00
Unapproved Scheme                       66,700            343.33p         07/21/97 - 07/19/01
                                        36,100               350p         03/11/98 - 03/09/02
                                       415,000               585p         10/14/01 - 10/13/05
                                       199,362            783.33p         09/11/01 - 09/10/05
                                        36,174               784p         04/25/99 - 04/24/03
                                        36,174               784p         04/25/99 - 10/24/99
                                       187,774               792p         04/03/99 - 04/01/03
                                         1,426             857.5p         01/21/00 - 07/20/00
                                        92,743             857.5p         01/21/00 - 01/19/04
                                        25,104             857.5p         10/16/00 - 10/14/04
U.S. Stock Option Plan                  31,342             $13.08         04/03/99 - 04/01/03
                                        67,305             $14.16         01/21/00 - 01/19/04
Crystal Dynamics Stock Option Plan       1,100              $5.51         11/05/98 - 12/15/04*
                                        86,796              $6.89         11/05/98 - 12/15/07*

* Latest end date shown (range of end dates for each price band).

These options include those granted to directors of the Company which are also detailed in Note 5.

The table below summarizes the movements in stocks under options:

                                                  Eidos stock              Domark stock
                                                     option      Eidos       options         Domark
                                                    schemes     warrants     schemes        warrants
                                                    -------     --------     -------        --------
Shares under option:
Outstanding at March 31, 1996                        243,166     166,973       39,850            18,414
 Granted                                             930,818      80,145           --             8,838
 Exercised                                           (19,471)   (247,118)      (2,890)          (15,968)
 Cancelled                                           (64,029)         --      (36,960)              (73)
                                                  ----------   ---------     --------    --------------
Outstanding at March 31, 1997                      1,090,484          --           --            11,211
 Granted                                              56,446          --           --                --
 Exercised                                           (30,710)         --           --            (7,575)
 Cancelled                                          (237,796)         --           --                --
                                                  ----------   ---------     --------    --------------
Outstanding at March 31, 1998                        878,424          --           --             3,636
 Granted                                             778,469          --           --                --
 Exercised                                          (162,257)         --           --                --
 Cancelled                                           (14,500)         --           --                --
                                                  ----------   ---------     --------    --------------
Outstanding at March 31, 1999                      1,480,136          --           --             3,636

As if converted to Eidos Ordinary Shares           1,480,136          --           --            56,576
                                                  ==========   =========     ========    ==============
Options available to grant at March 31, 1999          65,654          --           --                --
                                                  ==========   =========     ========    ==============
Options exercisable:
 At March 31, 1997                                    99,182          --           --            11,211
 At March 31, 1998                                   237,180          --           --             3,636
 At March 31, 1999                                   235,201          --           --             3,636
Weighted average price of options exercisable:
 At March 31, 1997                                   530.34p          --           --     (pounds)45.21
 At March 31, 1998                                   404.41p          --           --    (pounds)105.03
 At March 31, 1999                                   363.06p          --           --    (pounds)105.03

                                                  Eidos stock              Domark stock
                                                     option      Eidos       options         Domark
                                                    schemes     warrants     schemes        warrants
                                                    -------     --------     -------        --------
Average option price per share granted:
 Year ended March 31, 1997                           804.13p        675p           --    (pounds)105.03
 Year ended March 31, 1998                           821.53p          --           --                --
 Year ended March 31, 1999                           598.30p          --           --                --
Average price of options exercised:
 Year ended March 31, 1997                           282.54p     290.56p          70p     (pounds)16.50
 Year ended March 31, 1998                           284.87p          --           --     (pounds)16.50
 Year ended March 31, 1999                           482.06p          --           --                --
Average price of options lapsed:
 Year ended March 31, 1997                           792.00p          --          70p    (pounds)105.03
 Year ended March 31, 1998                           745.38p          --           --                --
 Year ended March 31, 1999                           848.47p          --           --                --
Average price of options open:
 At March 31, 1996                                   346.11p     106.04p          70p     (pounds)16.50
 At March 31, 1997                                   697.98p          --           --     (pounds)45.21
 At March 31, 1998                                   712.80p          --           --    (pounds)105.03
 At March 31, 1999                                   678.54p          --           --    (pounds)105.03

In summary, the following options to acquire shares in the Company were open at March 31, 1999:

                                        Weighted average remaining   Weighted average
Range of exercise prices       Number         contractual life        exercise price
------------------------       ------         ----------------        --------------
      101p - 150p              13,505            6.0 years                115.00p
      301p - 350p             134,900            3.3 years                346.14p
      401p - 450p              86,796            7.6 years                427.95p
      551p - 600p             415,000            6.5 years                585.00p
      751p - 800p             506,385            5.0 years                787.26p
      851p - 900p             323,550            5.7 years                857.71p
      -----------           ---------            ---------                -------
      101p - 900p           1,480,136            5.6 years                678.54p
      ===========           =========            =========                =======

22 Acquisition of Subsidiary Undertaking

On November 5, 1998 Eidos acquired Crystal Dynamics, Inc., a software development company, for a total consideration of $49.1 million (including acquisition costs).

The acquisition has been accounted for using acquisition accounting (the purchase method for U.S. GAAP).

The assets and liabilities of Crystal Dynamics, Inc. are set out below:

                                                                                           Sterling
                                                                                          equivalent
                                                 Accounting   Other fair                      at
                                                   policy       value                      November
                                     Book value  alignments  adjustments   Fair value      5, 1998
                                     ----------  ----------  -----------   ----------      -------
                                       $'000       $'000        $'000        $'000       (pounds)'000
Fixed assets                              378          --          --           378             229
Current assets
Debtors                                   953          --       1,556         2,509           1,521
Cash                                      758          --          --           758             459
                                      -------      ------      ------       -------         -------
Total assets                            2,089          --       1,556         3,645           2,209
Creditors                                (956)        272      (2,000)       (2,684)         (1,627)
                                      -------      ------      ------       -------         -------
Net assets                              1,133         272        (444)          961             582
                                      =======      ======      ======
Goodwill                                                                     48,160          29,188
                                                                            -------         -------
                                                                             49,121          29,770
                                                                            =======         =======

Satisfied by
Cash                                                                         23,054          13,972
Deferred cash consideration                                                  23,055          13,973
Options allotted                                                                891             540
Acquisition expenses                                                          2,121           1,285
                                                                            -------         -------
                                                                             49,121          29,770
                                                                            =======         =======

The accounting policy alignment related to the reversal of a vacation pay accrual.

The fair value adjustments comprised accruals for guaranteed royalties and acquisition costs of $1.8 million, the reversal of accrued dividends of $0.2 million, the reversal of pre-acquisition funding of $0.4 million and the establishment of a deferred tax asset of $1.6 million for brought forward tax losses.

The deferred consideration was paid on April 1, 1999.

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of Crystal Dynamics, Inc.

                                                                                     Sterling
                                                                                    equivalent
                                                                                        at
                                                                                     November
                                                                                        5,
                                                                                       1998
                                                                                   ------------
                                                                         $'000     (pounds)'000
Cash consideration including acquisition expenses                       (25,175)      (15,257)
Cash at hand and in bank acquired                                           758           459
                                                                        -------      --------
Net out flow of cash and cash equivalents in respect of the purchase    (24,417)      (14,798)
                                                                        =======      ========

During the period April 1, 1998 to November 5, 1998 Crystal Dynamics reported a net loss of U.S.$5,569,000 on turnover of U.S.$4,037,000. The net loss for the year ended March 31, 1998 was U.S.$1,575,000.

The unaudited pro-forma condensed consolidated Statements of Operations for the years ended March 31, 1999 and 1998 shown below give effect to the acquisition of Crystal as if it had occurred on April 1, 1997. This is based on the historical results of operations of the Company and of Crystal for the years ended March 31, 1999 and 1998. They should be read in conjunction with and are qualified by the historical financial statements of the Company, Crystal and notes thereto.

The pro-forma financial information has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP") and gives effect to the acquisition of Crystal using the purchase method of accounting.

The pro-forma financial information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated Company after the acquisition of Crystal, or of the financial position or results of operations of the consolidated company that would have actually occurred had the acquisition of Crystal been effected as of the date or on the first date of the period presented.

                                                Year ended         Year ended
                                                 March 31,          March 31,
                                                   1998               1999
                                                 ---------          ---------
                                                 Unaudited          Unaudited
                                                 Pro-forma          Pro-forma
                                                 ---------          --------
                                                (pounds)'000      (pounds)'000
Turnover - continuing operations                   144,960           227,200
                                                  --------         ---------
Gross profit                                        97,558           145,430
Net operating expenses                             (89,192)         (115,442)
                                                  --------         ---------
Profit on ordinary activities before interest        8,366            29,988
Loss on sale/termination of operations              (1,852)               --
Net interest and similar charges                      (718)           (1,223)
                                                  --------         ---------
Profit on ordinary activities before taxation        5,796            28,765
                                                  --------         ---------
Net profit/(loss) after tax                            181            15,095
                                                  --------         ---------
Basic earnings per share                              1.1p             88.1p
Diluted earnings per share                            1.1p             80.4p

Notes:

1. The results of Crystal Dynamics, Inc. have been translated at a fixed convenience exchange rate of $1.65=(pounds)1.
2. In September 1998 the Company entered into a software distribution agreement with Crystal in which the Company agreed to distribute one of Crystal's software titles. During the period September 1, 1998 to November 5, 1998 the Company paid approximately (pounds)1.5 million to Crystal under the terms of this agreement. The pro-forma adjustment reflects the combined operations in which inter-company revenue and expense are eliminated.
3. The pro-forma adjustments reflect amortization of goodwill as if the transaction had occurred on April 1, 1997. This additional amortization expense is (pounds)15.5 million ((pounds)9.7 million in fiscal year 1998 and (pounds)5.8 million in fiscal year 1999).

23 Analysis of Net Funds

                        March 31,     Change in      March 31,      Change in      March 31,      Change in     March 31,
                           1996         period          1997          period          1998          period         1999
                        ---------     ---------      ---------      ---------      ---------      ---------     ---------
                      (pounds)'000   (pounds)'000   (pounds)'000   (pounds)'000   (pounds)'000  (pounds)'000  (pounds)'000
Net cash:
Cash at bank and in         470         17,055         17,525         24,988         42,513         5,707         48,220
hand
Bank overdraft             (921)           921             --             --             --            --             --
                        -------        -------        -------        -------        -------       -------      ---------
                           (451)        17,976         17,525         24,988         42,513         5,707         48,220
Debt:
Finance leases             (940)          (186)        (1,126)           (90)        (1,216)          701           (515)
Convertible bonds            --             --             --        (29,877)       (29,877)       (1,117)       (30,994)
                        -------        -------        -------        -------        -------       -------      ---------
                         (1,391)        17,790         16,399         (4,979)        11,420         5,291         16,711
                        =======        =======        =======        =======        =======       =======      =========

Reconciliation of Net Cash Flow to Movement in Net Funds

                                                  Year ended       Year ended      Year ended
                                                   March 31,        March 31,       March 31,
                                                     1997             1998            1999
                                                  ----------       ----------      ----------
                                                 (pounds)'000     (pounds)'000    (pounds)'000
Increase in cash in period                          17,976           25,140           5,311
Cash inflow from bond issue                             --          (30,864)             --
Cash outflow from decrease in lease financing        1,662              810             761
Change in net funds resulting from cash flows       19,638           (4,914)          6,072
Conversion of bonds                                     --               63              --
New finance leases                                  (1,848)            (900)            (60)
Exchange rate movements                                 --              772            (721)
Movement in net funds in period                     17,790           (4,979)          5,291
Net funds at beginning of period                    (1,391)          16,399          11,420
                                                   -------          -------         -------
Net funds at end of period                          16,399           11,420          16,711
                                                   =======          =======         =======

24 Share Premium Account, Reserves and Reconciliation of Movements in Shareholders' Funds

The balances as at each balance sheet date and the movements in the periods are set out in the Consolidated Statements of Changes in Shareholders' Equity on page F-6.

The merger reserve in the Group was created on the issue of shares in Eidos to acquire Domark Group Limited, Simis Limited, The Big Red Software Company Limited and CentreGold plc. The Company has recorded the investments at the nominal value of shares issued together with the cash and the expenses incurred on the acquisition.

25 Contingent Liabilities and Capital Commitments

The Company, together with certain other companies within the Group, had given a guarantee secured on its assets in respect of the Group's U.K. and U.S. bank overdraft facilities at March 31, 1999.

In addition, the Company has given guarantees in respect of leasehold liabilities of Hothouse Holdings Limited to a maximum of (pounds)36,000 per annum until September 2006.

Royalty, licensing and development costs

As at March 31, 1999 the Group had contracted to make payments totaling (pounds)8.1 million to various licensors and developers involved in providing games software for the Group's use. (pounds)7.0 million is payable within one year and the remaining (pounds)1.1 million is due within one to two years. All development contracts can be terminated at any time without any penalties.

26 Lease Commitments

The Group had the following annual commitments under non-cancelable operating leases, analyzed into leases which expire as follows:

                                                      Plant, machinery, motor
                                                       vehicles and computer
                            Land and buildings               equipment
                            ------------------               ---------
                         March 31,      March 31,     March 31,      March 31,
                           1998           1999          1998           1999
                         ---------      ---------     ---------      ---------
                       (pounds)'000   (pounds)'000  (pounds)'000   (pounds)'000
Within one year              99             67            82            163
In two to five years        444            478           358            376
After five years            395          1,296             6             --
                           ----          -----          ----           ----
                            938          1,841           446            539
                           ====          =====          ====           ====

Leases

The Company leases plant and machinery, motor vehicles, and land and building under various non-cancelable operating lease agreements. In addition, the Company has entered into various capital lease agreements for computer equipment and motor vehicles. The following table presents future obligations under such leases.

Future minimum lease commitments at March 31, 1999 are as follows:

Years ending March 31,                               Capital      Operating
                                                     leases         leases
                                                     -------      ---------
                                                  (pounds)'000  (pounds)'000
2000                                                    402         2,380
2001                                                    146         2,150
2002                                                     20         1,820
2003                                                     --         1,617
Thereafter                                               --         1,339
                                                      -----
Total future minimum lease payments                     568
Less: amounts representing interest                     (53)
                                                      -----
Present value of future minimum lease payments          515
Less: amount due within one year                       (363)
                                                      -----
Long-term portion                                       152
                                                      =====

Rental expenses under operating leases totaled (pounds)330,000 for the year ended March 31, 1997 and (pounds)1,396,000 for the year ended March 31, 1998 and (pounds)1,708,000 for the year ended March 31, 1999.

27 Pension Commitments

Effective from January 1, 1997 the Group has operated a defined contribution private pension plan. The assets of the plan are held separately from those of the Group in an independently administered fund. Defined contributions are paid to the plan and charged to income account so as to spread the cost of pensions over the employees' and directors' working lives within the Group. Contributions paid by the Group during the current year were (pounds)403,000 (1998:
(pounds)380,000, 1997: (pounds)38,082). At the year end no contributions were outstanding.

In addition one director is a member of the Core Design Pension Scheme. This is also a defined contribution scheme. Contributions paid by the Group during the current year were (pounds)20,500 (1998: (pounds)19,000 1997: (pounds)15,000). No contributions were outstanding at the year end.

All overseas pension arrangements are also of a defined contribution nature. Contributions for the year were (pounds)160,000 (1998: (pounds)60,000).

28 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from U.S. GAAP. A summary of the most significant differences applicable to the Group is set out below.

(1) Business combinations

Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer game software, and for an aggregate of in excess of 25 games (together with underlying technologies) which were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditure by the Company. Accordingly, for U.S. GAAP purposes, the Company treated an aggregate of (pounds)24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: (pounds)8.2 million, 1997: (pounds)13.8 million and 1999:
(pounds)2.4 million). The Company also has recorded (pounds)49.4 million of goodwill for U.S. GAAP purposes in connection with acquisitions (1996:
(pounds)7.4 million, 1997: (pounds)11.1 million, 1998: (pounds)4.0 million and 1999: (pounds)26.9 million). The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against related reserves, and had no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to U.S. GAAP however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortization under U.K. GAAP than it is under U.S. GAAP. Currently the amortization charge under U.S. GAAP exceeds that under U.K. GAAP because of the charges for companies acquired prior to April 1, 1998. It is anticipated that in

28 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the one-off in-process research and development charges.

Additionally U.K. GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under U.S. GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognised in periods subsequent to the acquisition, are credited to goodwill for U.S. GAAP purposes and credited to income under U.K.
GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

(2) Computer games software

Under U.K. GAAP, prior to the change in accounting policy on April 1, 1997, certain software development costs were capitalized as intangible assets.

In these prior periods in accordance with U.S. GAAP, development expenditure relating to computer games software to be sold was expensed in the period in which incurred until the specific project had reached technological feasibility. Development costs incurred after establishing technological feasibility were capitalized and amortized on a product by product basis over the estimated life of the product (generally three months).

In prior periods, under U.S. and U.K. GAAP royalty advances to third party developers and licensors were treated as prepaid royalties and classified under receivables. Royalty advances were expensed at the contractual royalty rate as cost of sales based on actual net product sales. Management evaluated the future realization of royalty advances quarterly, and charged to cost of sales any amounts management deemed unlikely to be recovered at the contractual royalty rate through product sales.

Following the accounting changes there is no longer any difference between the U.K. and U.S. GAAP treatment of research and development costs and royalty advances as all internal and external development costs and royalty advances are expensed as incurred.

Under U.K. GAAP the results for 1997 and earlier have been restated to expense all development expenditure and royalty advances as incurred .

Change in U.S. GAAP accounting principle and estimate

In 1998 Eidos changed its accounting principle for royalty advances to third party developers and licensors concurrently with a change in the accounting estimate of the amounts recoverable in respect of the royalty advance asset recorded at March 31, 1997. In prior periods Eidos capitalized royalty advances to third party developers as a prepayment in current assets and evaluated the realization of these royalty advances on a quarterly basis. The complexity and rate of change of the underlying technology and consequent difficulty in evaluating the achievement of technological feasibility together with increased competitiveness within the market place, have brought increased difficulty to this evaluation process and given the recent significant increase in the amounts advanced to third party developers, management have decided to change this accounting principle and expense all royalty advances to third party developers until technological feasibility and net realizable value is confirmed, at which time royalty advances will be capitalized.

28 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

Because the effect of this change in accounting principle was inseparable from the effect of the change in accounting estimate Eidos recorded in fiscal 1998 a cumulative charge to operating income of (pounds)15.8 million ((pounds)0.93 per share) of which (pounds)10.1 million related to prior periods.

(3) Deferred taxation

U.K. GAAP requires that no provision for deferred taxation should be made if there is reasonable evidence that such taxation will not be payable within the foreseeable future. U.S. GAAP requires full provision for deferred taxation liabilities, and permits deferred tax assets to be recognized if their realization is considered to be more likely than not.

Application of U.S. GAAP as described above has the following effect on the Group's consolidated net loss and shareholders' equity:

                                                                              Year ended     Year ended     Year ended
                                                                              March 31,       March 31,      March 31,
                                                                                 1997           1998           1999
                                                                                 ----           ----           ----
                                                                            (pounds)'000    (pounds)'000   (pounds)'000
Net income/(loss) according to the consolidated statements of operations          (8,281)         10,865         24,250
(prepared under U.K. GAAP)
Reverse prior period adjustments                                                  14,457              --             --
                                                                           -------------   -------------   ------------
                                                                                   6,176          10,865         24,250
Business combinations:
 Amortization of goodwill                                                         (4,907)         (8,060)        (4,072)
 In-process R&D                                                                  (13,826)             --         (2,368)
 Stock compensation expense                                                           --              --           (247)
 Loss on sale or termination of operations                                            --           1,800             --
Computer games software:
 Research and development costs                                                     (991)             --             --
 Change in accounting principle/estimate                                              --         (10,125)            --
                                                                           -------------   -------------   ------------
Net income/(loss) in accordance with U.S. GAAP                                   (13,548)         (5,520)        17,563
                                                                           =============   =============   ============
Earnings/(loss) per share in accordance with U.S. GAAP
 Basic                                                                     (pounds)(0.97)  (pounds)(0.33)  (pounds)1.03
 Diluted                                                                   (pounds)(0.97)  (pounds)(0.33)  (pounds)0.92

28 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

                                                                                          March 31,      March 31,
                                                                                            1998           1999
                                                                                          ---------      ---------
                                                                                        (pounds)'000   (pounds)'000
Shareholders' equity according to the consolidated balance sheet (prepared under U.K.       40,936         66,532
GAAP)
Goodwill                                                                                    19,605         19,449
Less: amortization                                                                         (12,388)       (16,856)
Less: In-process R&D                                                                            --         (2,368)
Deferred tax                                                                                 2,003          1,993
                                                                                          --------       --------
Shareholders' equity in accordance with U.S. GAAP                                           50,156         68,750
                                                                                          ========       ========

The tax effects of temporary differences which give rise to deferred taxes are:

                                                                                        (pounds)'000   (pounds)'000
Net operating loss carry forward                                                               648          6,513
Other timing differences                                                                    10,634          7,858
Valuation allowance                                                                         (5,227)       (10,482)
                                                                                          --------       --------
Net deferred tax asset (U.S. GAAP)                                                           6,055          3,889
Additional valuation allowance                                                              (2,003)        (1,993)
                                                                                          --------       --------
Net deferred tax asset (U.K. GAAP)                                                           4,052          1,896
                                                                                          ========       ========

As of March 31, 1999, management of the Company has evaluated the positive and negative evidence as required by U.S. GAAP, impacting the realizability of the deferred tax assets. Accordingly, the deferred tax assets have been partially reserved. Management believes that it is more likely than not that the net deferred tax asset will be realized.

Consolidated Statements of Cashflow

The consolidated statements of cashflow prepared in accordance with Financial Reporting Standard No. 1 (revised) on page F-7 present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to classification of items within the cashflow statement and with regard to the definition of cash and cash equivalents.

28 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

Under U.K. GAAP, cashflow is presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, and financing activities. Under U.S. GAAP cashflow is presented separately for operating activities, investing activities and financing activities. Cashflow from taxation and returns on investments and servicing of finance would, with the exception of dividends paid and costs of financing, be included as operating activities under U.S. GAAP. The payments of dividends and costs of financing would be included under financing activities under U.S. GAAP.

Under U.S. GAAP, cash and cash equivalents do not include bank overdrafts as is the case under U.K. GAAP. Under U.S. GAAP such bank overdrafts are presented within financing activities.

Under U.S. GAAP, capital expenditure and financial investment and acquisitions and disposals are included in investing activities.

Set out below, for illustrative purposes, is a summary consolidated statement of cashflow under U.S. GAAP.

                                                           Year          Year          Year
                                                          ended         ended         ended
                                                         March 31,     March 31,     March 31,
                                                           1997          1998          1999
                                                         ---------     ---------     ---------
                                                       (pounds)'000  (pounds)'000  (pounds)'000
Net cash provided by/(used in) operating activities         4,181        16,519        25,356
Net cash used in investing activities                     (26,396)      (18,667)      (17,589)
Net cash provided by/(used in) financing activities        40,191        27,288        (2,456)
                                                         --------      --------      --------
Net increase/(decrease) in cash and cash equivalents       17,976        25,140         5,311
                                                         ========      ========      ========

Accounting for stock-based compensation

The Group has adopted only the disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, and will continue to recognize stock-based compensation expenses under APB Opinion No. 25. Accounting for Stock Issued to Employees. As required, pro-forma net loss, loss per share and weighted-average grant-date fair value of options granted, based on SFAS 123's fair value methodology are disclosed below. The fair values of options were determined assuming an expected average life of five years and risk-free interests ranging from 5.5% to 9%. Furthermore, volatility of 64% (1998: 68% 1997: 74%) and dividend yield of nil were assumed. The stock-based compensation expense is recognized over the vesting period which is generally three years.

28 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

                                                                   Year            Year          Year
                                                                  ended           ended          ended
                                                                March 31,       March 31,      March 31,
                                                                  1997            1998           1999
                                                                ---------       ---------      ---------
In thousands, except per share data                           (pounds)'000    (pounds)'000   (pounds)'000
Income/(loss) for the period under U.S. GAAP                       (13,548)         (5,520)        17,563
Adjustment:
Stock-based compensation expense under SFAS 123                     (1,483)         (1,974)        (2,325)
                                                             -------------   -------------   ------------
Pro forma income/(loss) for the period                             (15,031)         (7,494)        15,238
                                                             =============   =============   ============
Pro forma earnings/(loss) per share                          (pounds)(1.08)  (pounds)(0.44)  (pounds)0.89
                                                             =============   =============   ============

                                                                                              Eidos stock
                                                                                                option
                                                                                                schemes
                                                                                                -------
                                                                                                (pounds)
Weighted-average grant-date fair value of options granted:
Year ended March 31, 1997                                                                         7.30
Year ended March 31, 1998                                                                         4.73
Year ended March 31, 1999                                                                         4.32

29 Companies Act 1985

The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the periods ended March 31, 1998 and 1997 have been filed with the United Kingdom's Registrar of Companies and statutory accounts for the year ended March 31, 1999 will be filed in due course. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

These consolidated financial statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statement of income and balance sheet items.

30 New Accounting Standards

New U.S. Accounting Standards and Pronouncements Applicable to the Group

SFAS No. 130 - Reporting Comprehensive Income was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. It requires that all items that are recognized under the accounting standard as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company implemented the standard during the year and has modified its disclosures accordingly.

SFAS No. 131 - Disclosure about Segments of an Enterprise and Related
Information: SFAS No. 131 was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. It requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity wide disclosures about the products and services the entity provides, the material countries in which it holds assets and reports revenues and its major customers. The Company has implemented the standard during the year and has modified its disclosures accordingly.

Statement of Position (SOP) 97-2. Software Revenue Recognition, is effective for transactions entered into in fiscal years beginning after December 15, 1997 (April 1, 1998 for the Company). SOP 97-2 indicates that revenue for non-customized software should be recognized when persuasive evidence of an arrangement exists, the software has been delivered, the Company's selling price is fixed or determinable and collectibility of the resulting receivable is probable. The implementation of SOP 97-2 has not had any material impact on the Company's results of operations.

During January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 has not had a material impact on the Company's financial statements.

The AICPA issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5") in April 1998 and is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of SOP 98-5 has not had a material impact on the Company's financial statements.

New U.K. Accounting Standards Applicable to the Group

FRS 9 - Associates and Joint Ventures: In December 1997, the Accounting Standards Board in the United Kingdom issued Financial Reporting Standard No. 9 Associates and Joint Ventures (FRS 9). FRS 9 sets out the definitions and accounting treatments for associated companies, joint ventures and joint arrangements. It requires the Group's share of results of associated companies to be analysed between operating income, interest, exceptional items and taxation. FRS 9 requires the sales of joint ventures to be separately disclosed, though the underlying accounting is the same as for associated companies. FRS 9 was effective for accounting periods ending on or after June 23, 1998. This standard was adopted by the Company during 1999 however it has not had any significant impact.

FRS 10 - Goodwill and Intangible Assets: In December 1997, the Accounting Standards Board in the United Kingdom issued Financial Reporting Standard No. 10 Goodwill and Intangible Assets (FRS 10). FRS 10 required that purchased goodwill and intangible assets, with an estimated useful life of twenty years or less, should be capitalized as assets and amortized over their life. FRS 10 was effective for accounting periods ending on or after December 23, 1998 and the Company adopted it during 1999. Accordingly goodwill arising on the acquisition of Crystal Dynamics was capitalized and is being amortized over the estimated useful economic life of three years. As a result an amortization charge of (pounds)4.1 million was recorded in the year ended March 31, 1999. The standard allowed for, but did not require, reinstatement of goodwill previously eliminated against retained surplus and the Company decided not to reinstate its past goodwill. This goodwill will remain in reserves until such time as it becomes necessary to charge it to income (usually in connection with the sale or closure of the related business). It has, however, been netted off against the profit and loss reserve rather than being shown separately within reserves.

In addition, the Group has adopted FRS 14 - Earnings per Share, which was effective for accounting periods ending on or after December 23, 1998 and changed the way in which earnings per share and diluted earnings per share were calculated (for U.K. GAAP purposes). The Group's diluted earnings per share has now been calculated using the Treasury Stock method. The comparative figure for the year ended March 31, 1998 had to be recalculated and restated.

FRS 15 - Tangible Fixed Assets: The Accounting Standards Board in the United Kingdom has recently issued Financial Reporting Standard No.15 Tangible Fixed Assets which focuses on initial measurement, valuation and depreciation of all tangible fixed assets. The standard is effective for all accounting periods ending on or after March 23, 2000 and hence will apply to the Company's March 31, 2000 accounting period. It is not anticipated, however, that this standard will have a significant impact on the Group's results since the treatment of computer equipment and fixtures and fittings, which comprise the majority of the Group's tangible fixed assets, is largely unchanged.

                        REGISTERED OFFICE OF THE COMPANY
                             Wimbledon Bridge House
                                1, Hartfield Road
                                    Wimbledon
                                 London SW19 3RU

                          LEGAL ADVISERS TO THE COMPANY

in respect of United States law             in respect of English law
      Cooley Godward LLP          Manches & Co            Taylor Joynson Garrett
     Five Palo Alto Square        Aldwych House                  Carmelite
      3000 El Camino Real          81 Aldwych             50 Victoria Embankment
           Palo Alto             London WC2B 4RP                Blackfriars
           CA 94306                                           London EC4Y 0DX
             USA.

                             AUDITORS TO THE COMPANY
                                 KPMG Audit Plc
                               8 Salisbury Square
                                 London EC4Y 8BB

For Immediate Release                                               10 June 1999

                                   Eidos plc
                                   ---------
                                  Board Change

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces that Stephen Streater has resigned as a director.

Charles Cornwall, Chief Executive, said:

"On behalf of Eidos I would like to thank Stephen for his contribution to Eidos over the years. Stephen helped found Eidos in 1990 as a company involved in video compression technology. Video compression has remained the principal focus of his work and he now feels he can best continue this within a dedicated new start-up venture. We wish him all the best for the future."

 ...ends...

Contact:
Charles Cornwall, CEO:                                             0181 636 3000
Jeremy Lewis, CFO:                                                 0181 636 3000
Neil Camp, Binns & Co:                                             0171 786 9600
Ryan Barr, Brainerd Communicators:                              001 212 986 6667

                       Issued by Binns & Co: 0171-786 9600

This press release is not intended for and may not be distributed in the United States, or to US persons.
For Immediate Release                                                27 May 1999

                                    Eidos plc
                                    ---------
                      Fourth Quarter and Full Year Results

          Fourth quarter revenues increase 67% to (pounds)57.2 million Fourth quarter profit before tax and goodwill increases 130%
                             to (pounds)8.1 million

            Full year revenues increase 65% to (pounds)226.3 million
 Full year profit before tax and goodwill increases 154% to (pounds)42.0 million

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the quarter and year ended 31 March 1999.

Mr Charles Cornwall, Chief Executive Officer, says:

"A strong fourth quarter rounds off our best full year results to date, with revenues for the year up from (pounds)137.2m to (pounds)226.3m and operating profits up from (pounds)19.5m to (pounds)39.2m. We believe the strength of the results reflect our disciplined approach to publishing coupled with a broad portfolio of high quality releases. We set ourselves the highest standards of publishing excellence and content acquisition in the firm belief that this will translate into continued long-term growth and profitability for the Group."

Highlights of the Chairman's Statement

o Fourth quarter turnover up 67% to (pounds)57.2 million from (pounds)34.2 million
o Full year turnover up 65% to (pounds)226.3 million from (pounds)137.2 million
o     Nineteen new titles launched in the year
o     Eight titles including catalogue achieved sales in excess of 350,000 units
o Championship Manager 3 launched on 26 March to become the UK's fastest ever selling PC CD title
o Fourth quarter profit before tax and goodwill up 130% to (pounds)8.1 million from (pounds)3.5 million
o Full year profit before tax and goodwill up 154% to (pounds)42.0 million from (pounds)16.5 million
o Publishing deals signed with Free Radical Design and Michael Crichton's Timeline Studios
o     Sequel rights to Thief: The Dark Project signed with Looking Glass Studios
o Long term publishing deal signed with Capcom for European and Australian rights to the Resident Evil series of games

Results Highlights (for the year to 31 March 1999)

o     Turnover:                                     (pounds)226.3m   (1998: (pounds)137.2m)
o     EBITDA:                                        (pounds)46.8m   (1998: (pounds)22.3m)
o     Profit before tax and goodwill:                (pounds)42.0m   (1998: (pounds)16.5m)
o     Profit before tax:                             (pounds)37.9m   (1998: (pounds)16.5m)
o     Earnings per share:                                   141.5p   (1998: 64.1p)
o     Earnings per share before goodwill:                   165.2p   (1998: 64.1p)
o     Diluted earnings per share:                           125.2p   (1998: 61.2p)
o     Diluted earnings per share before goodwill:           145.1p   (1998: 61.2p)

Note 1: Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.

                           Eidos/Fourth Quarter and Full Year Results.... Page 2


Regarding prospects and current trading Mr Ian Livingstone, Chairman, says:

"Closing the year we are delighted with the publishing achievements that have enabled us to post our most impressive trading results to date. The past year has seen the continued successful development of existing franchise properties such as Tomb Raider, Gex and Championship Manager. Launched on 26 March, Championship Manager 3 became the UK's fastest ever selling PC CD title. We have also been very pleased with the performance of other new titles such as Thief:
The Dark Project, Gangsters and Commandos, all of which we believe have the strong potential to develop as valuable franchises into the future.

We enter what are traditionally the quieter trading months of the year with a robust release schedule and a heavy, but carefully targeted, program of investment. Releases for the current quarter include the PSX version of Warzone 2100, Official Formula 1 Racing, FA Manager, Legacy of Kain: Soul Reaver from Crystal Dynamics and Braveheart, based on the award winning film starring Mel Gibson. Future releases for this year include Daikatana, Omikron, Urban Chaos, Deus Ex, Commandos 2, Resident Evil III, UEFA 2000, Championship Manager 2000 and a new episode in the Tomb Raider series.

Building on the exceptional progress of recent years, we continue to pursue aggressively the best new content deals. We are delighted to have signed recently publishing agreements with Free Radical Design and TimeLine Studios; the latter will develop titles based on original material by the company's co-founder Michael Crichton.

We also extended our agreement with Looking Glass Studios concerning the Thief franchise. In addition, a long term publishing deal with Capcom secured the European and Australian rights for the Resident Evil series of games.

Our unwavering commitment to product investment is the cornerstone of our future plans and the means by which we will continue to bring titles with outstanding gameplay and lasting appeal to the mass market and so drive our growth."

Contact:
--------
Charles Cornwall, CEO:                                             0181 636 3000
Jeremy Lewis, CFO:                                                 0181 636 3000
Neil Camp/Lisa Kramer, Binns & Co:                                 0171 786 9600
Ryan Barr, Brainerd Communicators:                              001 212 986 6667

                       Issued by Binns & Co: 0171 786 9600

                                                                        more.../

                           Eidos/Fourth Quarter and Full Year Results.... Page 3


CHAIRMAN'S STATEMENT

Results and Trading Review

Eidos made a profit after tax of (pounds)5.0 million for the three months ended 31 March 1999 compared to (pounds)2.4 million in the corresponding period last year. Turnover increased 67% from (pounds)34.2 million to (pounds)57.2 million. This gives an earnings per share of 29.2p compared to 13.9p in the same period last year based on a weighted average number of shares outstanding in the period of 17,205,200 (1998:16,962,187). The diluted earnings per share was 25.7p (1998:
13.3p).

Eidos reported a profit after tax of (pounds)24.3 million for the year ended 31 March 1999 compared to (pounds)10.9 million for the corresponding period last year. Turnover increased 65% from (pounds)137.2 million to (pounds)226.3 million. The earnings per share was 141.5p compared to 64.1p last year. The diluted earnings per share was 125.2p compared to 61.2p for the corresponding period last year (this number has been restated in accordance with Financial Reporting Standard No.14).

Net cash inflow from operating activities was (pounds)30.1 million (1998:
(pounds)15.9 million) for the year ended 31 March 1999. The second and final instalment of the consideration payable for Crystal Dynamics of (pounds)14.3m was paid on 1 April 1999 and consequently is not reflected in the cash flow for the year ended 31 March 1999.

Six new titles were launched in the final quarter, being Akuji: The Heartless, Championship Manager 3, Commandos: Beyond the Call of Duty, Gex III: Deep Cover Gecko, UEFA Champions League and Warzone 2100 on PC CD. There were nineteen (1998: nineteen) new games released in the year ended 31 March 1999.

Gross margin for the fourth quarter was 61.8% compared to 69.4% last year. The decrease is mainly due to a higher proportion of catalogue and budget sales in the quarter compared to last year. Gross margin for the full year was 63.9% compared to 65.6% last year. Cost of sales includes royalties paid to developers in excess of development advances paid. A successful game can earn considerable excess royalties. Royalty costs in the year were (pounds)15.7 million compared to (pounds)6.2 million last year, reflecting the increasing success of titles from associate and external studios.

Selling and Marketing

Advertising costs for the three months ended 31 March 1999 were (pounds)5.7 million (10.0% of revenues) compared to (pounds)3.2 million (9.4% of revenues) in the corresponding period. Advertising costs for the year were (pounds)20.7 million (9.2% of revenues) compared to (pounds)13.8 million (10.1% of revenues) in 1998. The increase in expenditure reflects the growing use of TV, print and on-line advertising to promote Eidos' existing and emerging franchises.

The fixed element of selling and marketing costs was (pounds)5.5 million (1998:
(pounds)3.0 million) and (pounds)16.4 million (1998: (pounds)9.9 million) for the three months and year ended 31 March 1999 respectively. The increase is a result of both the increased costs of licensing and additional headcount in new and existing offices.

Research and Development

Research and development spend represents the Company's investment in product development of (pounds)9.0 million for the three months ended 31 March 1999 (1998: (pounds)6.0 million) and (pounds)36.8 million for the full year (1998:
(pounds)28.1 million). Also included in the category is pure research and development of (pounds)0.7 million (1998: (pounds)0.8 million) and (pounds)2.8 million (1998: (pounds)1.8

                           Eidos/Fourth Quarter and Full Year Results.... Page 4


million) for the three months and year to 31 March 1999 respectively. The product development charge for the year includes (pounds)20.7 million invested in a pipeline of 38 titles which have yet to be released.

General and Administrative

General and administrative costs were (pounds)11.4 million or 20% of revenues (1998: (pounds)4.4 million or 12.9%) and (pounds)28.8 million or 12.7% of revenues (1998: (pounds)16.9 million or 12.3%) for the three months and year ended 31 March 1999 respectively. The total excluding goodwill was (pounds)8.9 million (15.5%) and (pounds)24.7 million (10.9%) for the quarter and full year respectively. The full year's charge includes (pounds)3.8m attributable to abortive acquisitions with related funding costs. Excluding this one off charge and goodwill, general and administrative costs represented 9.2% of revenue compared to 12.3% last year.

Taxation

The effective tax rate for the full year is 36% which is marginally lower than the rate used in the period to 31 December 1998. The principal cause of the rate being in excess of the UK standard rate is the overseas profits being taxed at higher rates. These overseas profits represented a higher proportion of total Group profit this year and hence the effective tax rate is higher than the 34% reported last year. Significant tax losses ((pounds)6.7 million) have been utilised during the year, leaving tax losses of up to (pounds)17.5 million available in the future.

Investments

Eidos holds approximately 15% of the share capital of Opticom ASA, a Norwegian listed company and a leader in the research and development of polymer based storage and processing devices and internet technologies. Following the recovery of the share price of Opticom, the market value of Eidos' holding in the company at 31 March 1999 was (pounds)24.2 million, which was significantly above cost. Consequently the (pounds)3.0 million non operating charge taken at 31 December 1998 in respect of this holding has been reversed in the three months ended 31 March 1999, and the investment is shown at cost at the year end.

Current Trading and Future Prospects

Closing the year we are delighted with the publishing achievements that have enabled us to post our most impressive trading results to date. The past year has seen the continued successful development of existing franchise properties such as Tomb Raider, Gex and Championship Manager. Launched on 26 March, Championship Manager 3 became the UK's fastest ever selling PC CD title. We have also been very pleased with the performance of other new titles such as Thief:
The Dark Project, Gangsters and Commandos, all of which we believe have the strong potential to develop as valuable franchises into the future.

We enter what are traditionally the quieter trading months of the year with a robust release schedule and a heavy, but carefully targeted, program of investment. Releases for the current quarter include the PSX version of Warzone 2100, Official Formula 1 Racing, FA Manager, Legacy of Kain: Soul Reaver from Crystal Dynamics and Braveheart, based on the award winning film starring Mel Gibson. Future releases for this year include Daikatana, Omikron, Urban Chaos, Deus Ex, Commandos 2, Resident Evil III, UEFA 2000, Championship Manager 2000 and a new episode in the Tomb Raider series.

Building on the exceptional progress of recent years, we continue to pursue aggressively the best new content deals. We are delighted to have signed recently publishing agreements with Free Radical Design and TimeLine Studios; the latter will develop titles based on original material by the company's co-founder Michael Crichton.

                           Eidos/Fourth Quarter and Full Year Results.... Page 5


We also extended our agreement with Looking Glass Studios concerning the Thief franchise. In addition, a long term publishing deal with Capcom secured the European and Australian rights for the Resident Evil series of games.

Our unwavering commitment to product investment is the cornerstone of our future plans and the means by which we will continue to bring titles with outstanding gameplay and lasting appeal to the mass market and so drive our growth.


Ian Livingstone
Chairman
27 May 1999

                           Eidos/Fourth Quarter and Full Year Results.... Page 6


EIDOS plc
Consolidated Profit and Loss Account

                                                Year ended 31     Year ended 31
                                                        March             March
                                                         1999              1998
                                                  (pounds)000       (pounds)000
Turnover -
continuing operations                                 226,284           137,234
Cost of goods sold                                    (81,628)          (47,263)
                                                     --------          --------
Gross profit                                          144,656            89,971

Selling and marketing                                 (37,096)          (23,697)
Research and development                              (39,619)          (29,898)
General and administrative
   Goodwill amortisation                               (4,070)               --
   Other                                              (24,701)          (16,923)
                                                     --------          --------
Operating expenses                                   (105,486)          (70,518)
                                                     --------          --------
Operating profit                                       39,170            19,453

Loss from sale of operations                               --            (1,852)
Net interest and similar charges                       (1,250)           (1,094)
                                                     --------          --------
Profit on ordinary activities before tax               37,920            16,507

Taxation                                              (13,670)           (5,642)
                                                     --------          --------
Net profit after tax                                   24,250            10,865
                                                     --------          --------
Earnings per share                                     141.5p             64.1p
Earnings per share before goodwill                     165.2p             64.1p
Diluted earnings per share                             125.2p             61.2p
Diluted earnings per share before goodwill             145.1p             61.2p
                                                     --------          --------

Notes:

1. The earnings per share is based on a weighted average number of ordinary shares in issue of 17,137,829 (1998: 16,943,461) for the year ended 31 March 1999. The fully diluted earnings per share is based on a weighted average number of ordinary shares in issue of 20,435,056 (1998:
      19,810,741) for the year ended 31 March 1999.
2. The fully diluted earnings per share for the year ended 31 March 1998 has been restated in accordance with Financial Reporting Standard No.14.

                                                                         more../

                           Eidos/Fourth Quarter and Full Year Results.... Page 7


EIDOS plc
Consolidated Balance Sheet

                                                       31 March        31 March
                                                           1999            1998
                                                                      (restated)
                                                    (pounds)000     (pounds)000
Fixed assets
Intangible assets                                        25,939              --
Tangible assets                                           5,668           6,734
Investments                                              12,164          11,582
                                                       --------         -------
Total fixed assets                                       43,771          18,316
                                                       --------         -------
Current assets
Stocks                                                    5,666           5,118
Debtors                                                  57,737          30,770
Cash at bank and in hand                                 48,220          42,513
                                                       --------         -------
Total current assets                                    111,623          78,401

Creditors: amount falling due within one year           (58,049)        (26,327)
                                                       --------         -------
Net current assets                                       53,574          52,074
                                                       --------         -------
Total assets less current liabilities                    97,345          70,390
                                                       --------         -------
Creditors due after more than one year:
US $50 million convertible bonds                        (30,333)        (28,995)
Other creditors                                            (480)           (459)
                                                       --------         -------
                                                        (30,813)        (29,454)
                                                       --------         -------
Net assets                                               66,532          40,936
                                                       ========         =======

Capital and reserves
Called up share capital                                   1,728           1,711
Share premium account                                    50,165          49,349
Other reserves                                              707             167
Profit and Loss account                                  13,932         (10,291)
                                                       --------         -------
Equity shareholders' funds                               66,532          40,936
                                                       ========         =======

Notes:

1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. The balance sheet at 31 March 1998 has been restated to reflect the reclassification of the goodwill reserve required by Financial Reporting Standard No. 10.

                                                                        more ../

                           Eidos/Fourth Quarter and Full Year Results.... Page 8


EIDOS plc
Consolidated Statements of Cash Flow

                                                     Year ended      Year ended
                                                  31 March 1999   31 March 1998
                                                    (pounds)000     (pounds)000
                                                    -----------     -----------
Net cash inflow from operating activities                30,068          15,864
                                                    -----------     -----------
Returns on investments and servicing of finance
Interest received                                         1,773           1,275
Expenses paid in connection with bond issue                  --          (1,026)
Bond interest paid                                       (1,897)         (1,527)
Other interest paid                                        (420)           (171)
Interest paid on finance leases                            (211)           (154)
                                                    -----------     -----------
                                                           (755)         (1,603)
                                                    -----------     -----------
Taxation
UK tax paid                                              (1,867)           (111)
Overseas tax paid                                        (8,299)           (509)
Overseas tax repaid                                       3,681              --
                                                    -----------     -----------
                                                         (6,485)           (620)
                                                    -----------     -----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                        (2,175)         (4,229)
Sale of tangible fixed assets                                75              16
Purchase of other investments                              (570)        (11,746)
                                                    -----------     -----------
                                                         (2,670)        (15,959)
                                                    -----------     -----------
Acquisitions and disposals
Purchase of subsidiary undertakings                     (15,378)             --
Investments in associated undertakings                       --          (3,208)
Cash acquired with subsidiary undertakings                  459              --
Sale of businesses                                           --             500
                                                    -----------     -----------
                                                        (14,919)         (2,708)
                                                    -----------     -----------

Net cash inflow/(outflow) before financing                5,239          (5,026)

Financing
Issue of ordinary share capital                             833             330
Expenses paid in connection with share issue                 --            (218)
Proceeds from bond issue                                     --          30,864
Repayment of principal under finance leases                (761)           (810)
                                                    -----------     -----------
                                                             72          30,166
                                                    -----------     -----------
Increase in cash in the year                              5,311          25,140
                                                    ===========     ===========

Notes:

1. Net cash inflow from operating activities is derived from operating profit of (pounds)39,170,000 (1998: (pounds)19,453,000) adjusted for depreciation of (pounds)3,539,000 (1998: (pounds)2,830,000), loss on disposal of fixed assets of (pounds)16,000 (1998: (pounds)47,000), goodwill amortisation and write offs of (pounds)4,632,000 (1998: (pounds)nil) and an increase in working capital of (pounds)17,287,000 (1998: (pounds)6,466,000).

                                                                         ..ends.

FOR IMMEDIATE RELEASE

           EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE THREE MONTHS
                          AND YEAR ENDED MARCH 31, 1999

  Fourth quarter revenues increase 67% to (pounds)57.2 million ($92.0 million)

   Fourth quarter profit before tax and goodwill increases 130% to (pounds)8.1 million ($13.0 million)

    Full year revenues increase 65% to (pounds)226.3 million ($364.3 million) Full year profit before tax and goodwill increases 154% to (pounds)42.0 million ($67.6 million)

LONDON, May 27, 1999 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the quarter and year ended March 31, 1999. Revenues were (pounds)57.2 million ($92.0m) for the quarter and (pounds)226.3 million ($364.3m) for the full year, an increase of 65% on the previous year. On a US GAAP basis the Company's profit before tax for the quarter ended March 31, 1999 was (pounds)2.1 million ($3.3m) bringing the total for the year to (pounds)31.2 million ($50.3m) compared to (pounds)0.1 million in 1998. This resulted in earnings per share of 9.1p (14.7c) for the quarter and 102.5p (165.0c) for the full year compared to a loss of 32.6p last year.

Commenting on Eidos' current trading and future prospects, Ian Livingstone, Chairman, stated, "Closing the year we are delighted with the publishing achievements that have enabled us to post our most impressive trading results to date. The past year has seen the continued successful development of existing franchise properties such as Tomb Raider, Gex and Championship Manager. Launched on March 26, Championship Manager 3 became the UK's fastest ever selling PC CD title. We have also been very pleased with the performance of other new titles such as Thief: The Dark Project, Gangsters and Commandos, all of which we believe have the strong potential to develop as valuable franchises into the future.

We enter what are traditionally the quieter trading months of the year with a robust release schedule and a heavy, but carefully targeted, program of investment. Releases for the current quarter include the PSX version of Warzone 2100, Official Formula 1 Racing, FA Manager, Legacy of Kain: Soul Reaver from Crystal Dynamics and Braveheart, based on the award winning film starring Mel Gibson. Future releases for this year include Daikatana, Omikron, Urban Chaos, Deus Ex, Commandos 2, Resident Evil III, UEFA 2000, Championship Manager 2000 and a new episode in the Tomb Raider series.

Building on the exceptional progress of recent years, we continue to pursue aggressively the best new content deals. We are delighted to have signed recently publishing agreements with Free Radical Design and TimeLine Studios; the latter will develop titles based on original material by the company's co-founder Michael Crichton.

We also extended our agreement with Looking Glass Studios concerning the Thief franchise. In addition, a long term publishing deal with Capcom secured the European and Australian rights for the Resident Evil series of games.

Our unwavering commitment to product investment is the cornerstone of our future plans and the means by which we will continue to bring titles with outstanding gameplay and lasting appeal to the mass market and so drive our growth."

Eidos plc: Announces Fourth Quarter Results                               Page 2


Charles Cornwall, Chief Executive Officer, added, "A strong fourth quarter rounds off our best full year results to date, with revenues for the year up from (pounds)137.2m to (pounds)226.3m and operating profits up from (pounds)19.5m to (pounds)39.2m. We believe the strength of the results reflect our disciplined approach to publishing coupled with a broad portfolio of high quality releases. We set ourselves the highest standards of publishing excellence and content acquisition in the firm belief that this will translate into continued long-term growth and profitability for the Group."

                             -------------------------------------------------------------------------
                                          US GAAP                                US GAAP
                                   Quarter Ended March 31                  Year Ended March 31
                             -------------------------------------------------------------------------
                                      1999             1998                1999                1998
------------------------------------------------------------------------------------------------------
                              $000*    (pounds)000  (pounds)000    $000*      (pounds)000  (pounds)000
------------------------------------------------------------------------------------------------------
Net Sales                    92,049       57,173       34,165     364,317       226,284      137,234
------------------------------------------------------------------------------------------------------
EBITDA                       10,600        6,584        7,086      71,740        44,559       12,158
------------------------------------------------------------------------------------------------------
Profit before tax             3,331        2,069        3,322      50,285        31,233          122
------------------------------------------------------------------------------------------------------
Net Income                    2,508        1,558        2,162      28,276        17,563       (5,520)
------------------------------------------------------------------------------------------------------
Earnings Per Share            14.7c         9.1p        12.7p      165.0c        102.5p      (32.6p)
------------------------------------------------------------------------------------------------------
Earnings Per Share before
------------------------------------------------------------------------------------------------------
Goodwill                      42.5c        26.4p        24.5p      245.2c        152.3p        15.0p
------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share    13.8c         8.6p        12.3p      148.8c         92.4p      (32.6p)
------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share
before Goodwill               37.5c        23.3p        22.2p      216.1c        134.2p        14.8p
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Weighted Average Shares       17,205,200          16,962,187          17,137,829          16,943,461
------------------------------------------------------------------------------------------------------
Weighted Average
Diluted Shares                18,018,785          20,176,299          20,435,056          19,810,741
------------------------------------------------------------------------------------------------------

* The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or '(pounds)' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.61 to (pounds)1.00, the exchange rate published by Datastream for March 31, 1999.

      Recent developments

      o Fourth quarter turnover up 67% to (pounds)57.2 million ($92.0 million) from (pounds)34.2 million
      o Full year turnover up 65% to (pounds)226.3 million ($364.3 million) from (pounds)137.2 million
      o     Nineteen new titles launched in the year
      o Eight titles including catalogue achieved sales in excess of 350,000 units
      o Championship Manager 3 launched on March 26, to become the UK's fastest ever selling PC CD title
      o Fourth quarter profit before tax and goodwill up 130% to (pounds)8.1 million ($13.0 million) from (pounds)3.5 million
      o Full year profit before tax and goodwill up 154% to (pounds)42.0 million ($67.6 million) from (pounds)16.5 million
      o Publishing deals signed with Free Radical Design and Michael Crichton's Timeline Studios
      o     Sequel rights to Thief: The Dark Project signed with Looking Glass
            Studios
      o Long term publishing deal signed with Capcom for European and Australian rights to the Resident Evil series of games

Eidos plc: Announces Fourth Quarter Results                               Page 3


Investments

Eidos holds approximately 15% of the share capital of Opticom ASA, a Norwegian listed company and a leader in the research and development of polymer based storage and processing devices and internet technologies. Following the recovery of the share price of Opticom ASA, the market value of Eidos' holding in the company at March 31, 1999 was (pounds)24.2 million, which was significantly above cost. Consequently the (pounds)3.0 million non operating charge taken at December 31, 1998 in respect of this holding has been reversed in the three months ended March 31, 1999, and the investment is shown at cost at the year end.

Under US GAAP both the original charge and the subsequent write back were taken directly to equity in the year.

UK GAAP Financial Summary

Eidos made a profit after tax of (pounds)5.0 million for the three months ended March 31, 1999 compared to (pounds)2.4 million in the corresponding period last year. Turnover increased 67% from (pounds)34.2 million to (pounds)57.2 million. This gives an earnings per share of 29.2p compared to 13.9p in the same period last year based on a weighted average number of shares outstanding in the period of 17,205,200 (1998:16,962,187). The diluted earnings per share was 25.7p (1998:
13.3p).

Eidos reported a profit after tax of (pounds)24.3 million for the year ended March 31, 1999 compared to (pounds)10.9 million for the corresponding period last year. Turnover increased 65% from (pounds)137.2 million to (pounds)226.3 million. The earnings per share was 141.5p compared to 64.1p last year. The diluted earnings per share was 125.2p compared to 61.2p for the corresponding period last year (this number has been restated in accordance with Financial Reporting Standard No.14).

Net cash inflow from operating activities was (pounds)30.1 million (1998:
(pounds)15.9 million) for the year ended March 31, 1999. The second and final instalment of the consideration payable for Crystal Dynamics of (pounds)14.3m was paid on April 1, 1999 and consequently is not reflected in the cash flow for the year ended March 31, 1999.

Six new titles were launched in the final quarter, being Akuji: The Heartless, Championship Manager 3, Commandos: Beyond the Call of Duty, Gex III: Deep Cover Gecko, UEFA Champions League and Warzone 2100 on PC CD. There were nineteen (1998: nineteen) new games released in the year ended March 31, 1999.

Gross margin for the fourth quarter was 61.8% compared to 69.4% last year. The decrease is mainly due to a higher proportion of catalogue and budget sales in the quarter compared to last year. Gross margin for the full year was 63.9% compared to 65.6% last year. Cost of sales includes royalties paid to developers in excess of development advances paid. A successful game can earn considerable excess royalties. Royalty costs in the year were (pounds)15.7 million compared to (pounds)6.2 million last year, reflecting the increasing success of titles from associate and external studios.

Selling and Marketing

Advertising costs for the three months ended March 31, 1999 were (pounds)5.7 million (10.0% of revenues) compared to (pounds)3.2 million (9.4% of revenues) in the corresponding period. Advertising costs for the year were (pounds)20.7 million (9.2% of revenues) compared to (pounds)13.8 million (10.1% of revenues) in 1998. The increase in expenditure reflects the growing use of TV, print and on-line advertising to promote Eidos' existing and emerging franchises.

The fixed element of selling and marketing costs was (pounds)5.5 million (1998:
(pounds)3.0 million) and (pounds)16.4 million (1998: (pounds)9.9 million) for the three months and year ended March 31, 1999

Eidos plc: Announces Fourth Quarter Results                               Page 4


respectively. The increase is a result of both the increased costs of licensing and additional headcount in new and existing offices.

Research and Development

Research and development spend represents the Company's investment in product development of (pounds)9.0 million for the three months ended March 31, 1999 (1998: (pounds)6.0 million) and (pounds)36.8 million for the full year (1998:
(pounds)28.1 million). Also included in the category is pure research and development of (pounds)0.7 million (1998: (pounds)0.8 million) and (pounds)2.8 million (1998: (pounds)1.8 million) for the three months and year to March 31, 1999 respectively. The product development charge for the year includes (pounds)20.7 million invested in a pipeline of 38 titles which have yet to be released.

General and Administrative

General and administrative costs were (pounds)11.4 million or 20% of revenues (1998: (pounds)4.4 million or 12.9%) and (pounds)28.8 million or 12.7% of revenues (1998: (pounds)16.9 million or 12.3%) for the three months and year ended March 31, 1999 respectively. The total excluding goodwill was (pounds)8.9 million (15.5%) and (pounds)24.7 million (10.9%) for the quarter and full year respectively. The full year's charge includes (pounds)3.8m attributable to abortive acquisitions with related funding costs. Excluding this one off charge and goodwill, general and administrative costs represented 9.2% of revenue compared to 12.3% last year.

Taxation

The effective tax rate for the full year is 36% which is marginally lower than the rate used in the period to December 31, 1998. The principal cause of the rate being in excess of the UK standard rate is the overseas profits being taxed at higher rates. These overseas profits represented a higher proportion of total Group profit this year and hence the effective tax rate is higher than the 34% reported last year. Significant tax losses ((pounds)6.7 million) have been utilised during the year, leaving tax losses of up to (pounds)17.5 million available in the future.

Eidos plc is one of the world's leading publishers and developers of entertainment software. The Company develops and publishes a diverse mix of titles for the Sony PlayStation and multimedia PC markets in the US, the UK, Europe and Asia.
The Company's shares are traded on the NASDAQ Stock Market under the symbol
EIDSY.

Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 1998.

                                      # # #

Contact:
Charles Cornwall, CEO:                               011 44 181 636 3000
Jeremy Lewis, CFO:                                   011 44 181 636 3000
Ryan Barr/Chris Plunkett, Brainerd Communicators:    212 986 6667
Neil Camp/ Lisa Kramer, Binns & Co:                  011 44 171 786 9600

EIDOS plc

Consolidated Statements of Operations Reconciled to US GAAP for the quarter and year ended March 31, 1999

                                            Quarter ended March 31,                   Year ended March 31,
                                     ------------------------------------    --------------------------------------
UK GAAP                                 1999          1999          1998         1999           1999           1998
                                        $000   (pounds)000   (pounds)000         $000    (pounds)000    (pounds)000
Turnover ..continuing operations      92,049        57,173        34,165      364,317        226,284        137,234
Cost of goods sold                   (35,201)      (21,864)      (10,461)    (131,421)       (81,628)       (47,263)
                                     -------       -------       -------     --------       --------       --------
Gross profit                          56,848        35,309        23,704      232,896        144,656         89,971

Selling and marketing                (18,022)      (11,194)       (6,268)     (59,725)       (37,096)       (23,697)
Research and development             (15,582)       (9,678)       (6,826)     (63,787)       (39,619)       (29,898)
General and administrative
   Goodwill amortisation              (4,117)       (2,557)           --       (6,552)        (4,070)            --
   Other                             (14,271)       (8,864)       (4,410)     (39,769)       (24,701)       (16,923)
                                     -------       -------       -------     --------       --------       --------
Operating expenses                   (51,992)      (32,293)      (17,504)    (169,833)      (105,486)       (70,518)
                                     -------       -------       -------     --------       --------       --------
Operating profit                       4,856         3,016         6,200       63,063         39,170         19,453

Amounts written off investments        4,830         3,000            --           --             --             --
Loss on sale of operations                --            --        (2,352)          --             --         (1,852)
Net interest and similar charges        (773)         (480)         (327)      (2,012)        (1,250)        (1,094)
                                     -------       -------       -------     --------       --------       --------
Profit on ordinary activities
before tax                             8,913         5,536         3,521       61,051         37,920         16,507

Taxation                                (823)         (511)       (1,160)     (22,009)       (13,670)        (5,642)
                                     -------       -------       -------     --------       --------       --------
Net profit after tax (prepared
under UK GAAP)                         8,090         5,025         2,361       39,042         24,250         10,865
                                     -------       -------       -------     --------       --------       --------
Earnings per share                     47.0c         29.2p         13.9p       227.8c         141.5p          64.1p
Diluted earnings per share             41.4c         25.7p         13.3p       201.6c         125.2p          61.2p

Reconciliation to US GAAP

Net profit after tax (prepared
under UK GAAP)                         8,090         5,025         2,361       39,042         24,250         10,865
Amortisation of goodwill                 (40)          (25)       (1,999)      (6,556)        (4,072)        (8,060)
In process research and development     (314)         (195)           --       (3,812)        (2,368)            --
Amounts written off investments       (4,830)       (3,000)           --           --             --             --
Stock compensation expense              (398)         (247)           --         (398)          (247)            --
Computer games software                   --            --            --           --             --        (10,125)
Loss on sale of operations                --            --         1,800           --             --          1,800
                                     -------       -------       -------     --------       --------       --------
Net income/(loss) in accordance
with US GAAP                           2,508         1,558         2,162       28,276         17,563         (5,520)
                                     -------       -------       -------     --------       --------       --------
Earnings/(loss) per share in
 accordance with US GAAP
Basic                                  14.7c          9.1p         12.7p       165.0c         102.5p        (32.6p)
Diluted                                13.8c          8.6p         12.3p       148.8c          92.4p        (32.6p)
                                     -------                                 --------

Notes:
1. The UK GAAP fully diluted earnings per share for the quarter and year ended March 31, 1998 has been restated in accordance with Financial Reporting Standard No.14.
2. The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or '(pounds)' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.61 to(pounds)1.00, the exchange rate published by Datastream for March 31, 1999.

EIDOS plc
Consolidated Balance Sheets Reconciled to US GAAP

                                                                                       March 31,
                                                                                            1998
UK GAAP                                                          March 31, 1999        restated)

                                                                 $000   (pounds)000  (pounds)000
Fixed assets
Intangible assets (net of amortisation of(pounds)4,070,000)    41,762        25,939           --
Tangible assets                                                 9,125         5,668        6,734
Investments                                                    19,584        12,164       11,582
                                                             --------      --------      -------
Total fixed assets                                             70,471        43,771       18,316
                                                             --------      --------      -------
Current assets
Stocks                                                          9,122         5,666        5,118
Debtors                                                        92,957        57,737       30,770
Cash at bank and in hand                                       77,634        48,220       42,513
                                                             --------      --------      -------
Total current assets                                          179,713       111,623       78,401

Creditors: amount falling due within one year                 (93,459)      (58,049)     (26,327)
                                                             --------      --------      -------
Net current assets                                             86,254        53,574       52,074
                                                             --------      --------      -------
Total assets less current liabilities                         156,725        97,345       70,390
                                                             --------      --------      -------
Creditors due after more than one year:
US $50 million convertible bonds                              (48,836)      (30,333)     (28,995)
Other creditors                                                  (773)         (480)        (459)
                                                             --------      --------      -------
                                                              (49,609)      (30,813)     (29,454)
                                                             --------      --------      -------
Net assets                                                    107,116        66,532       40,936
                                                             ========      ========      =======

Capital and reserves

Called up share capital                                         2,782         1,728        1,711
Share premium account                                          80,766        50,165       49,349
Other reserves                                                  1,138           707          167
Profit and Loss account                                        22,430        13,932      (10,291)
                                                             --------      --------      -------
Shareholders' funds                                           107,116        66,532       40,936
                                                             ========      ========      =======

Reconciliation to US GAAP

Shareholders' funds (prepared under UK GAAP)                  107,116        66,532       40,936
Goodwill                                                       31,313        19,449       19,605
Less in process research and development                       (3,812)       (2,368)          --
Less amortisation                                             (27,138)      (16,856)     (12,388)
Deferred tax                                                    3,208         1,993        2,003
                                                             --------      --------      -------
Shareholders' funds in accordance with
US GAAP                                                       110,687        68,750       50,156
                                                             ========      ========      =======

Notes:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. The balance sheet at March 31, 1998 has been restated to reflect the reclassification of the goodwill reserve required by Financial Reporting Standard No. 10.

EIDOS plc
Consolidated Statements of Cash Flow

                                                                               Year ended
                                                           Year ended           March 31,
                                                        March 31, 1999               1998
                                                       $000    (pounds)000    (pounds)000
                                                    -------    -----------    -----------
Net cash inflow from operating activities            48,409         30,068         15,864
                                                    -------    -----------    -----------
Returns on investments and servicing of finance
Interest received                                     2,855          1,773          1,275
Expenses paid in connection with bond issue              --             --         (1,026)
Bond interest paid                                   (3,054)        (1,897)        (1,527)
Other interest paid                                    (676)          (420)          (171)
Interest paid on finance leases                        (340)          (211)          (154)
                                                    -------    -----------    -----------
                                                     (1,215)          (755)        (1,603)
                                                    -------    -----------    -----------
Taxation
UK tax paid                                          (3,006)        (1,867)          (111)
Overseas tax paid                                   (13,361)        (8,299)          (509)
Overseas tax repaid                                   5,926          3,681             --
                                                    -------    -----------    -----------
                                                    (10,441)        (6,485)          (620)
                                                    -------    -----------    -----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                    (3,502)        (2,175)        (4,229)
Sale of tangible fixed assets                           121             75             16
Purchase of other investments                          (918)          (570)       (11,746)
                                                    -------    -----------    -----------
                                                     (4,299)        (2,670)       (15,959)
                                                    -------    -----------    -----------
Acquisitions and disposals
Purchase of subsidiary undertakings                 (24,758)       (15,378)            --
Purchase of associated undertakings                      --             --         (3,208)
Cash acquired with subsidiary undertakings              739            459             --
Sale of business held for resale                         --             --            500
                                                    -------    -----------    -----------
                                                    (24,019)       (14,919)        (2,708)
                                                    -------    -----------    -----------

Net cash inflow/(outflow) before financing            8,435          5,239         (5,026)

Financing
Issue of ordinary share capital                       1,341            833            330
Expenses paid in connection with share issue             --             --           (218)
Proceeds from bond issue                                 --             --         30,864
Repayment of principal under finance leases          (1,225)          (761)          (810)
                                                    -------    -----------    -----------
                                                        116             72         30,166
                                                    -------    -----------    -----------
Increase in cash in the year                          8,551          5,311         25,140
                                                    =======    ===========    ===========

Notes:
1. Net cash inflow from operating activities is derived from operating profit of (pounds)39,170,000 (1998: (pounds)19,453,000) adjusted for depreciation of (pounds)3,539,000 (1998: (pounds)2,830,000), loss on disposal of fixed assets of (pounds)16,000 (1998: (pounds)47,000), goodwill amortisation and write offs of (pounds)4,632,000 (1998: (pounds)nil) and an increase in working capital of (pounds)17,287,000 (1998: (pounds)6,466,000).

      Eidos plc Statistical Information for the Period Ended March 31, 1999

                            Geographical Revenue Mix
                                   (Unaudited)

                                     Quarter

                              March 31, 1999               March 31, 1998
                        (pounds)000s    % of Total   (pounds)000s     % of Total
North America                 17,906         31.3%         11,778          34.5%
UK/Europe                     36,188         63.3%         18,842          55.1%
Rest of World                  3,079          5.4%          3,545          10.4%
                            --------      --------       --------        -------
Total net revenues            57,173        100.0%         34,165         100.0%
                            --------      --------       --------        -------

                                      Year

                             March 31, 1999                March 31, 1998
                        (pounds)000s    % of Total   (pounds)000s     % of Total
North America                 78,476         34.7%         49,456          36.0%
UK/Europe                    136,310         60.2%         79,411          57.9%
Rest of World                 11,498          5.1%          8,367           6.1%
                            --------      --------       --------        -------
Total net revenues           226,284        100.0%        137,234         100.0%
                            --------      --------       --------        -------

                       Percentage Increase       Percentage Increase
                             Quarter                    Year
North America                 52.0%                     58.7%
UK/Europe                     92.1%                     71.7%
Rest of World                -13.1%                     37.4%
                             ------                    ------
Total net revenue             67.3%                     64.9%
                             ------                    ------

                    Platform Revenue Mix (Games Revenue only)
                                   (Unaudited)
                                     Quarter

                             March 31, 1999                March 31, 1998
                        (pounds)000s    % of Total   (pounds)000s     % of Total
Console                       37,480         66.7%         23,322          69.2%
PC                            18,677         33.3%         10,387          30.8%
                            --------      --------       --------        -------
Total net revenues            56,157        100.0%         33,709         100.0%
                            --------      --------       --------        -------

                                      Year

                             March 31, 1999                March 31, 1998
                        (pounds)000s    % of Total   (pounds)000s     % of Total
Console                      137,790         61.9%         86,696          64.7%
PC                            84,811         38.1%         47,382          35.3%
                            --------      --------       --------        -------
     Total net revenues      222,601        100.0%        134,078         100.0%
                            --------      --------       --------        -------

                       Percentage Increase       Percentage Increase
                             Quarter                    Year
Console                       60.7%                     58.9%
PC                            79.8%                     79.0%
                             ------                    ------
Total net revenues            66.6%                     66.0%
                             ------                    ------