Form 20-F
period 2000-03-31
EIDOS PLC
filed 2000-07-05
CIK 1002717

================================================================================
                                   FORM 20-F

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                                 -------------

                                 ANNUAL REPORT

     Pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2000
                           SEC File No. 000 -- 28994

                               [GRAPHIC OMITTED]


                                      plc


(incorporated with limited liability in England and Wales with registered number 2501949)

                     Business Address and Telephone Number:
 Wimbledon Bridge House, 1, Hartfield Road, Wimbledon, London SW19 3RU, 44 208
                                    636 3000


                           Securities registered:---

American Depositary Shares*                                               Nasdaq
Ordinary Shares**                                          London Stock Exchange

* American Depositary Shares evidenced by American Depositary Receipts. Each Depositary Share represents one Ordinary Share.

**   The Ordinary Shares (the "Ordinary Shares") have a par value of 2 pence per share.

                                                               Outstanding as of
Title of Class                                                    March 31, 2000
                                                               -----------------
Ordinary Shares                                                      103,526,440
American Depositary Shares                                             2,755,369



                            --------------------------

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

As of March 31, 2000, the Company had 11 principal consolidated subsidiaries. It has applied the equity accounting method in respect to its affiliated companies. On June 20, 2000, the Noon Buying Rate was $1.51 for each L1.

Cautionary Statement With Respect to Forward-Looking Statements

Statements made in this annual report with respect to Eidos' plans, strategies and beliefs and other statements which are not historical facts are forward-looking statements which involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in Eidos' markets, particularly levels of consumer spending; exchange rates, particularly between sterling and the U.S. dollar, in which Eidos makes significant sales; and Eidos' ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); and those factors identified under "Item 1 -- Description of Business -- Risk Factors".

================================================================================

                               TABLE OF CONTENTS

                                                                            Page

Part I      Item 1       Description of Business                               3
                         General                                               3
                         Industry Background                                   3
                         Products                                              5
                         Interactive Software Development                      5
                         Research and Development                              8
                         Distribution                                          8
                         Marketing and Sales                                   9
                         Manufacturing                                        10
                         Principal Subsidiaries of the Company                10
                         Risk Factors                                         11

            Item 2       Description of Property                              18

            Item 3       Legal Proceedings                                    19

            Item 4       Control of Registrant                                20

            Item 5       Nature of Trading Market                             21

            Item 6       Exchange Controls and Other Limitations Affecting
                         Security Holders                                     22

            Item 7       Taxation                                             23

            Item 8       Selected Financial Data                              27

            Item 9       Management's Discussion and Analysis of
                         Financial Condition and Results of Operations        31

            Item 9A      Quantitative and Qualitative Disclosures About
                         Market Risk                                          42

            Item 10      Directors and Officers of the Registrant             44

            Item 11      Compensation of Directors and Executive Officers     47

            Item 12      Options to Purchase Securities from Registrant or
                         Subsidiaries                                         49

            Item 13      Interest of Management in Certain Transactions       51

Part III    Item 15      Defaults Upon Senior Securities                      52

            Item 16      Changes in Securities and Changes in Security for
                         Registered Securities and Use of Proceeds            53

Part IV     Item 18      Financial Statements                                 54

            Item 19      Financial Statements and Exhibits                    54

------------
Note: Omitted items are inapplicable

                                     PART I

ITEM 1 --- DESCRIPTION OF BUSINESS

General

Eidos develops and publishes interactive software products. Eidos has built a group of over 600 employees, which includes a development resource of over 300 employees. In addition, Eidos has development arrangements with an additional nineteen companies (in seven of which Eidos has a minority shareholding). Through its acquisitions, Eidos has established a diversified interactive software portfolio that includes many popular multimedia personal computer
("PC CD") and dedicated console titles. Eidos and its collaborative partners are currently developing over forty titles for primary platforms: the PC CD and Sony PlayStation (including ten for the PlayStation 2) and eleven titles for Dreamcast and Gameboy Color. It is anticipated that a number of these titles will also be suitable for next generation consoles such as Microsoft X-Box and Nintendo Dolphin. Eidos has built a substantial and growing library of proprietary technologies for use in software development, including 3D models, texture maps, development tools and game engines that Eidos believes provide it with a competitive advantage in the growing interactive software market.

Eidos expects that it will obtain future software products through internal and external development groups and by acquiring additional products, technologies and development groups. Eidos' substantial portfolio of owned and licensed software titles has allowed it to establish brand recognition through the sale of titles such as Tomb Raider, Fighting Force, Commandos and Championship Manager. Eidos' Tomb Raider titles have sold in excess of 23 million units since the release of Tomb Raider in November 1996. Eidos currently publishes products in the major interactive software genres: action, strategy, role playing, sports and resource management and has products in development in each of these genres.

Eidos believes that the best interactive software products are produced by smaller independent development groups. Accordingly, Eidos operates its internal development groups as autonomous development studios. Each internal studio is allowed wide creative freedom and receives compensation based in part upon the success of the titles it produces. Each internal studio, however, remains subject to the ultimate supervision of the centralized Eidos Publishing Committee and is generally supported by Eidos' central administrative and technology resources. Eidos seeks to expand its access to talented developers and high quality interactive software products by establishing long-term relationships with independent development groups. Eidos generally extends its decentralized development, centralized support model to these external developers. In pursuing relationships with independent development groups, Eidos may seek a minority interest, outright acquisition, multiple title publishing arrangements and/or licensing of finished products for distribution in one or more territories.

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

At March 31, 2000, Eidos had 605 employees (excluding employees from associated companies), of which 325 were based in the United Kingdom, 183 were based in the United States and 97 were based in Continental Europe and Asia.


Industry Background

In the early 1980s, the Atari Corporation pioneered the interactive software industry with the introduction of dedicated consoles. The industry has gone through many generations of hardware since then. The current generation of hardware may be separated into two categories:

PC CDs and dedicated consoles such as the Sony PlayStation ("PlayStation" or "PSX"), Sega Dreamcast ("Dreamcast"), Nintendo 64 and Gameboy Color.

PCs are personal computers that are equipped with a CD-ROM drive and sound enhancement cards that enable the computer to operate sophisticated CD-ROM based software with stereo sound. Due to the market dominance of Windows and MS-DOS based computers, the term PC is generally accepted as referring only to the Windows and MS-DOS based computers.

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

Unlike Nintendo's current cartridge-based console (the Nintendo 64), the PC CD, Dreamcast and PlayStation all utilize CD-ROMs as their primary delivery medium. Cartridges have to be ordered exclusively from the console manufacturer and must be paid for months in advance of sale. If a product does not sell as expected, the software publisher loses its up-front investment. If the software sells better than expected, the publisher frequently is unable to manufacture additional cartridges to meet promptly time-sensitive demand for the product. For example, in the 16-bit market, sales of 16-bit cartridge-based software declined more rapidly than anticipated and publishers with a significant presence in this market have been forced to write off excess inventory and capitalized development costs. In contrast, CD-ROMs can be ordered in relatively small quantities and with generally quick turn-around times, providing significant improvements in asset management and reduced exposure to inventory write-down. Consequently, while Eidos has several titles in development which are suitable for Nintendo 64, it will exercise great caution in determining which of these titles will be published on that platform.

The rapid technological advances in PC CDs and dedicated consoles have significantly changed the look and feel of interactive software as well as the software development process. Software is no longer limited to low-resolution, two-dimensional environments. Increased storage capacity and processing power allow for data-intensive, mathematically complex, high-resolution
3-D environments. Given the greater technological complexity in developing interactive software, the development process can be lengthy and expensive, particularly for newer market entrants who do not already have a significant amount of reusable technology assets available to them such as models, texture maps and game engines. Reusable technology assets not only facilitate development of subsequent titles, but also facilitate porting products from one platform to another.

The recent release of Dreamcast further reinforces this strategy as the console is based on high end PC specifications and delivers graphics previously only available on expensive PCs.

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


Products

Eidos publishes interactive software, including titles such as the Tomb Raider series, Fighting Force, Commandos and Championship Manager, each of which has sold over 350,000 units. Eidos' Tomb Raider franchise has sold in excess of 23 million units since its release in November 1996.

Eidos currently publishes products in five major interactive software genres: action, strategy, role playing, sports and resource management. Strategy, role playing and resource management titles tend to be published for PC CD, while the action and sports titles are published primarily for PlayStation. The determination of the number of titles published within each genre is influenced by the estimated product lives within the genres. Sales of action, role playing and sports titles are usually highest in the first month of release and generally become insignificant after six months. However, strategy, simulation and resource management titles may have consistent sales throughout the course of a year or more. Eidos strives to keep a balance of products in each genre to ensure that quality product is always on the shelves.

Eidos obtains its products from four main sources:

(i)    internal development studios;

(ii) external development groups in which Eidos has an equity stake and which develop products in collaboration with Eidos;

(iii) external development groups that are wholly independent of Eidos, but that develop products in collaboration with Eidos; and

(iv) external development groups from whom Eidos licenses completed products for distribution in limited territories, generally Europe.

Eidos believes that Web-based games may represent a significant area of future growth. It believes that the ability to play games for free on the Internet has become increasingly attractive.

While Eidos believes that based on its catalog of products and its proprietary technology, it will be able to respond adequately when a viable technological and economic model emerges for Web-based games, no assurance can be given that this will in fact be the case. See "Description of Business --- Risk Factors --- Dependence on New Products," " --- Reliance on Third-Party Software Developers and Publishers" and " --- Reliance on Sony".


Interactive Software Development

Eidos uses a combination of internal studios and external development groups to develop its products. When working with external developers, Eidos seeks to establish long-term relationships that give the Group marketing rights to products in development, as well as rights to future products. In certain cases, however, Eidos may license publishing rights to specific completed products.

Development Process

Development of Eidos' interactive software products is managed by its Publishing Committee, comprising members of senior management with input from developers and producers. Concepts that originate from in-house development studios and external development groups, as well as from members of the Publishing Committee, are considered by the Publishing Committee for technical feasibility, product quality, consumer appeal, product mix among the various genres, fit with Eidos' product line and consistency of concept with the submitting studio's capabilities. Following selection of a product, a producer is assigned to oversee the project and the relevant development group prepares a design of the game and play-flow, establishes play strategies and diagrams and develops game storyboards and key characters. The research and development time associated with the development and/or modification of technology is factored into the final design document and a development budget is calculated. Once the final design document and budget are approved by the Publishing Committee, Eidos begins funding development of the product.

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

Technology

The software products for the PC CD, PlayStation, Dreamcast and PlayStation 2 are composed of graphics and an engine that drives the graphics. A software engine may instruct the computer to display a graphical depiction of a character on the screen and when a button is pushed make the character perform an action under user control. These graphical depictions are called models. Models are constructed as wire mesh shapes composed of hundreds or thousands of polygons. The developer will then create a texture to place over the model to make it appear as a solid object. These textures, called texture maps, may be created to look like wood, marble, skin, hair or any other conceivable surface. The computer will then render the texture map onto the model. Each of the components of the game, including the engines, the models and the texture maps, may be reused.

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

Internal Development Studios

With approximately 300 development employees as at March 31, 2000, Eidos believes that its internal development studios constitute one of the largest internal development staffs engaged in interactive software development. The internal development studios are:

Core Design: Core Design has developed and published such hit products as Thunderhawk 1 and 2, ShellShock and Fighting Force. Core Design developed Tomb Raider, Tomb Raider 2 and 3 and Tomb Raider: The Last Revelation which have sold over 23 million units since November 1996. Core Design's development efforts are focused on products for dedicated consoles. See "Interest of Management in Certain Transactions".

Crystal Dynamics: As Eidos Interactive's Menlo Park based entertainment software studio, Crystal Dynamics focuses on the development and marketing of top-quality game software.

Founded in 1992, the company was one of the first to develop and publish a 32-bit console-format video game in 1993, The company's emphasis remains on developing products for the Sony PlayStation, PC CD and Dreamcast platforms. During the year Legacy of Kain: Soul Reaver (PlayStation , PC CD and Dreamcast) was released and achieved sales in excess of 1.2 million units.

Other Development Groups

Eidos has entered into long-term relationships with various external development groups which are not wholly-owned by Eidos. Eidos' principal external development relationships are as follows:

Ion Storm: Eidos has entered into a multi-title development agreement with Ion Storm, whose founders include John Romero, the co-creator and designer of Doom, Doom II and Quake. Ion Storm has recently released its first major title, Daikatana, and are currently completing Anachronox, and Deus Ex. Eidos acquired 51% of Ion Storm during the year.

Pyro Studios SL: Eidos acquired a minority stake in Spanish developer, Pyro Studios during the year. They are currently working on a sequel to the hugely successful Commandos: Behind Enemy Lines, which was released in the summer of 1998 and sold over 700,000 units, in addition to two other games.

Hothouse Studios Limited: Hothouse Studios' principals were involved in the development of such hits as Transport Tycoon, Grand Prix, B-17 and UFO. The first title from Hothouse, Gangsters, was released in December 1998 and has sold over 300,000 units. Hothouse are currently working on the sequel to Gangsters. Eidos has a minority equity interest in Hothouse Holdings Limited, the parent company.

Innerloop Technologies AS: Eidos has a minority equity interest in Innerloop, which is in the process of developing an action adventure game, currently entitled I'm Going ln. The Innerloop principals were involved in the development of FX Skiing, Impact Racing, Casper, Pocahontas, Dragonheart and NBA Hangtime.

Sports Interactive Limited: Eidos has a minority equity interest in Sports Interactive. Sports Interactive's principal was involved in the development of Championship Manager, a popular soccer management game, and Championship Manager 2 and 3. During the year a season update of Championship Manager 3 was released. Eidos has recently acquired the rights to two further updates and Championship Manager 4.

Silicon Dreams: Silicon Dreams is responsible for developing a line of soccer products based on the critically acclaimed World League Soccer engine. In March 2000 they released a further Champions League soccer game (the original one was released in March 1999). Eidos has a minority equity interest in Silicon Dreams.

Mucky Foot: Mucky Foot is a highly experienced group of ex-Bullfrog developers who have completed 3-D action adventure game, Urban Chaos, during the year. They are currently working on Startopia, a PC strategy title and prototypes for new products.

Kronos Digital Entertainment: Eidos has a minority interest in Kronos Digital Entertainment who developed the action/adventure game for the PlayStation, Fear Effect. This was released successfully in the year.

Eidos oversees the development of products by these groups in a manner similar to that applied to the internal studios. Each product is funded against milestones, which are approved by a producer and the Publishing Committee. The groups have access to technology and creative input on an as-needed basis. As with internal development, Eidos generally has the right to terminate the development of any product for failure to meet milestones. See "Description of Business --- Risk Factors --- Reliance on Third-Party Software Developers and Publishers".

Research and Development

During the three financial periods ended March 31, 1998, 1999 and 2000 the Group has invested an aggregate of just under L120 million (including employment costs) on research and development into its video compression technology and on developing computer and video games. Such investments were made principally in the United Kingdom and consisted mainly of salaries and related employment costs incurred in the development of video compression technology and computer and video games. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Eidos Technologies: Eidos Technologies granted a licence over certain of its video compression intellectual property to Forbidden Technologies plc. In return, Eidos will receive a royalty stream on Forbidden Technologies' products which incorporate the technology licenced.

Eidosnet: Eidos' own Internet Service Provider, Eidosnet was launched during the year ended March 31, 1999 as part of a co-ordinated strategy of developing on-line gaming.

Eidopt AS: In December 1997 Eidos entered into a joint venture agreement with Opticom ASA. The purpose of the joint venture, Eidopt AS, is to develop and subsequently to exploit commercially a prototype device, based upon Opticom's storage and processing technologies, which can be used to store and operate computer games software. In November 1999 Eidopt granted a licence to Intel Corp. to design, develop and manufacture devices to read and write storage media based on its technology within the games market.


Distribution

Interactive Software Products

Eidos currently sells its interactive software products in over fifty countries and in up to eight languages. In fiscal 2000, sales in the United Kingdom, North America, Continental Europe and the rest of the World accounted for approximately 21%, 33%, 40% and 6% of net revenues, respectively. At March 31, 2000 the Company's marketing and sales staff included 191 employees working from offices in London, Birmingham, Paris, Hamburg, San Francisco, Palo Alto, Tokyo and Singapore. Refer to pages F-12 to F-16 for the detailed segmental analysis of revenue.

Europe: Eidos distributes its products directly to the major computer software retailers, discount warehouses and music stores in the United Kingdom, France and Germany. Eidos believes that this direct distribution in the United Kingdom, France and Germany had a major influence on the increase in each territory's revenues in prior years. However, Eidos does still rely on independent distributors to reach the smaller independent retail outlets. Direct distribution has had a number of positive effects in addition to increasing revenues: improved communication with customers (retailers), greater access to the ultimate end user and improved inventory management.

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

This constant management of each title through its various price points allows Eidos to recoup development costs over a longer period, whilst offering alternative distribution avenues for products which may not be appropriately priced at the high end of the market. See "Description of Business --- Risk Factors --- Evolving Distribution Channels".

North America: North American sales of Eidos' PC-based games are primarily handled through Strategic Marketing Partners ("SMP"), one of the largest software representatives in the industry. Through SMP, Eidos also receives merchandising support, market feedback, support of retail channels and access to market penetration information. Console games are sold in North

America through nine regional sales representative groups. Based on the variable nature of costs in the industry, Eidos periodically assesses the continuation of these relationships.


Marketing and Sales

Eidos targets the retail and end-user communities through a marketing strategy which includes retail promotions, public relations campaigns, consumer advertising, web-based marketing and direct marketing.

Retail Promotion

Once development of a product has commenced, Eidos begins to send product information to major industry buyers and selected retail store managers. The mailings include game descriptions, preliminary pricing information, ordering information, product merchandise and available press coverage. As the product nears completion the content and frequency of the mailings become more focused, culminating with the "launch" mailing which is designed to secure significant sales at product launch. Eidos also carries out "co-operative" marketing campaigns with major retailers to improve store presence and participate in the retailer's own advertising. See "Description of Business --- Risk Factors --- Dependence on Availability of Adequate Shelf Space".

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


Manufacturing

For each PC CD product, Eidos prepares master software disks, camera-ready user manuals and collateral materials. Eidos' disk duplication, packaging, printing of manuals, manufacture of related materials, warehousing, assembly and shipping are performed by outside vendors. To date, Eidos has not experienced any material difficulties or delays in the manufacture and assembly of its products or material returns due to product defects. See "Description of Business --- Risk Factors --- Manufacturing Risks".

Products for the PlayStation are manufactured exclusively by Sony. Should Sony be unable to satisfy Eidos' demand for products for any reason, Eidos would be unable to turn to alternative manufacturers. Any failure by Sony to supply Eidos with sufficient quantities of products could have a material adverse effect on the its business, results of operations and financial condition. See "Description of Business --- Risk Factors --- Reliance on Sony".


Principal Subsidiaries of the Company

The Company is the holding company of the Group. The Company has the following principal subsidiaries:

                                       Date of incorporation                  % of share
Name                                                                         capital held                   Nature of Business
------------------                 -----------------------------     -----------------------------     ----------------------------
Eidos Interactive Limited......                         03/24/84                               100    Developer and publisher of
                                                                                                      computer software
Core Design Limited............                         05/13/88                               100(1) Developer of computer
                                                                                                      software
Eidos Interactive, Inc.........                         08/15/92                               100(1) Developer and publisher of
                                                                                                      computer software
Crystal Dynamics, Inc..........                         07/08/92                               100(1) Developer of computer
                                                                                                      software
Eidos Interactive France SARL..                         12/10/85                               100(1) Publisher of computer
                                                                                                      software
Eidos Interactive (Deutschland)                         02/08/96                               100(1) Publisher of computer
GmbH...........................                                                                       software
Eidos Interactive KK...........                         07/30/98                               100    Publisher of computer
                                                                                                      software
Eidos Interactive Pte Limited..                         11/17/98                               100    Publisher of computer
                                                                                                      software
Eidos Technologies Limited.....                         07/20/89                               100    Developer of computer
                                                                                                      software
Glassworks Productions Limited.                         11/14/95                                85    Post production video
                                                                                                      editing
Eidoscope Limited..............                         11/12/96                               100    Internet publishing



With the exception of the companies marked(1), the share capital of the above companies is held directly by the Company.

The registered office of Eidos Interactive Limited and Eidos Technologies Limited is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. The registered office of Core Design Limited is 2 Roundhouse Road, Pride Park, Derby DE24 8JE. The registered office of Eidoscope Limited and Glassworks Productions Limited is 6th Floor, Aldwych House, 81 Aldwych, London WC2B 4RP. The registered office of Eidos Interactive, Inc. is 651 Brannan Street,
4th Floor, San Francisco, California 94107. The registered office of Crystal Dynamics is 2468 Embarcadero Way, Palo Alto, California. The registered office of Eidos Interactive France SARL is 8th Floor, 6

Boulevard du General Leclerc, 92115 Clichy, France. The registered office of Eidos Interactive (Deutschland) GmbH is Grosse Elbstrasse 145d, 22767, Hamburg, Germany. The registered office of Eidos Interactive KK is Etsuzan LK Building 4F, 1-10-4, Hiroo, Shibuya-Ku, Tokyo 150-0012, Japan. The registered office of Eidos Interactive Pte Limited is 15b Circular Road, Singapore 049371.

Eidos Interactive, Inc. and Crystal Dynamics, Inc., are incorporated and operate in the United States. Eidos Interactive France SARL, is incorporated, registered and operates in France. Eidos Interactive (Deutschland) GmbH, is incorporated, registered and operates in Germany. Eidos Interactive KK is incorporated and operates in Japan and Eidos Interactive Pte Limited is incorporated and operates in Singapore. All the other companies listed are incorporated, registered and operate in England and Wales.


Risk Factors

The statements contained in or incorporated into this Report that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Report. In addition to the other information contained and incorporated by reference in this Report, the following risk factors should be considered carefully in evaluating the Group and its business.

Integration of Acquisitions

The Group has experienced rapid growth through the acquisition of several software publishers and developers. The Group intends to continue to evaluate potential acquisitions of, or investments in, software publishers and developers, which the Group believes will complement or enhance its existing business. In connection with any future acquisitions or strategic investments, the Group may incur debt or issue debt or equity securities depending on market conditions and other factors. There can be no assurance that the Group will consummate any acquisition in the future or, if consummated, that any such acquisition will ultimately be beneficial to the Group.

The integration of acquired companies is typically difficult, time consuming and subject to a number of inherent risks. In particular, in the case of interactive software development enterprises, the success of acquisitions is dependent upon the integration and retention of existing employees. There can be no assurance that employees of an acquired enterprise, particularly those responsible for software development, will remain with the Group after an acquisition. The success of acquisitions will also be dependent upon the Group's ability to fully integrate the management information and accounting systems and procedures of acquired companies with those of the Group. The Group's management will be required to devote substantial time and attention to the integration of these businesses and to any material operational or financial problems arising as a result of the acquisitions. There can be no assurance that operational or financial problems will not occur as a result of any acquisition. Failure to effectively integrate acquired businesses could have a material adverse effect on the Group's business, results of operations and financial condition.

Dependence on New Product Introductions; Product Delays

The Group's success depends on the timely introduction of new products to replace declining revenues from older products. The bulk of revenues generated from interactive software products is generally realized in the first few months following release. Few interactive software products achieve sustained market acceptance. Some of the products released by Eidos over the past eighteen months have failed to meet the Group's sales expectations. If, for any reason, revenues from new products fail to replace declining revenues from existing products, as was the case with Domark in fiscal 1994 and 1995 and CentreGold in fiscal 1995, the Group's business, results of operations and financial condition would be adversely affected. Moreover, because of the hit-driven nature of the interactive software industry and the inability to predict consumer preferences, the Group's revenues and financial results may decline on a sequential period-to-period basis following periods in which a particular Eidos product generates significant revenues. A significant delay in the introduction of, or the presence of a material defect in, one or more new products could have a material adverse effect on the ultimate success of such products and on the Group's business. Furthermore, because of the boost to revenues typically associated with the initial shipments of a new product, delaying a product introduction beyond the end of a fiscal quarter may materially adversely affect operating results for that quarter. The process of developing software products such as those offered by Eidos is extremely complex and is expected to become more complex and expensive in the future as new platforms and technologies are addressed. In the past, Eidos has experienced significant delays in the introduction of certain new products and the Group anticipates that there will be similar delays in the development and introduction of new products in the future. There can be no assurance that new products will be introduced on schedule, that they will achieve market acceptance or that they will generate significant revenues.

Product Concentration; Dependence on Hit Products

A key aspect of Eidos' strategy is to focus its development and acquisition efforts on selected, high quality entertainment software products. Eidos derives a significant portion of its revenues from a select number of high quality entertainment software products released each year, and many of these products have substantial development costs and marketing budgets. Due to this dependence on a limited number of products, the Group may be adversely affected if one or more principal entertainment software products fail to achieve anticipated results.

Eidos' strategy also includes as a key component developing and releasing products that have franchise value, so that sequels, enhancements and add-on products can be released over time, thereby extending the life of the property in the market. While the focus on franchise properties, if successful, results in extending product life cycles, it also results in the Group depending on a limited number of titles for its revenues. There can be no assurance that Eidos' existing franchise titles can continue to be exploited as successfully as in the past. In addition, new products that Eidos believes will have potential value as franchise properties may not achieve market acceptance and therefore may not be a basis for future releases.

Fluctuations in Operating Results; Seasonality

The Group has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of Eidos' products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by Eidos and its competitors;
(viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling and U.S. dollar in relation to other currencies and in relation to each other; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, Eidos may take certain pricing or marketing actions that could materially adversely affect its business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly Eidos operates with little backlog. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the second half of the Company's financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of Eidos' total sales arise in the second half, it has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. The Group's expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet its sales expectations.

Changing Product Platforms and Formats

Eidos must continually anticipate the emergence of, and adapt its products to, new technologies and popular platforms for consumer software. The introduction of new technologies could render some of Eidos' existing products obsolete or unmarketable. The development cycle for products for new platforms or formats may be significantly longer than Eidos' current development cycle. If Eidos chooses not to develop for a platform that achieves significant market success, its revenue growth may be adversely affected. Eidos is currently developing products mainly for Sony PlayStation and PCs. Eidos is also developing products for Playstation 2, Dreamcast and Gameboy Color. Eidos is no longer developing products for the Sega Saturn or Nintendo 64. There can be no assurance that Eidos has chosen to support the platforms that will be successful.

Evolving Distribution Channels

Eidos distributes its products directly to major computer software retailers, discount warehouses and music stores in the United Kingdom, United States, Germany and France. There can be no assurance that it will be successful in distributing its products, that the costs associated with developing and maintaining a direct distribution operation in these markets will not exceed the amounts previously paid to distributors or that it will not experience other material problems in performing distribution operations. Any of the foregoing events could have a material adverse effect on the business, results of operations and financial condition of the Group.

Dependence on Availability of Adequate Shelf Space

Retailers of Eidos' products typically have a limited amount of shelf space and promotional resources, and there is intense competition among interactive software producers for such shelf space and promotional support. To the extent that the number of interactive software products or hardware platforms increases, the competition for shelf space may intensify. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. In the United States, retailers often require software publishers to pay fees in exchange for preferred shelf space. Eidos' products constitute a relatively small percentage of its retailers' sales volumes, and there can be no assurance that retailers will continue to purchase Eidos' products or provide the its products adequate levels of shelf space and promotional support on acceptable terms. If Eidos is not able to obtain adequate shelf space and promotional support, sales of Eidos' products and the Group's business, results of operations and financial condition could be materially adversely affected.

Reliance on Third-Party Software Developers and Publishers

Products published by Eidos include those which have been either developed specifically for Eidos by independent software developers or developed by such parties or other publishers and licensed to Eidos as completed products. Due primarily to increased competition among publishers for interactive software programs, the size of advances and guaranteed royalties paid to independent developers has increased and may continue to increase. There can be no assurance that products developed for Eidos will be completed on time, if at all. Moreover, there can be no assurance that third-party products developed for or licensed to Eidos will generate sufficient revenues to cover the amount of any advances or guarantees. Eidos' product development efforts depend, in part, on its continued ability to obtain and renew product license or development agreements. As independent developers are in high demand, there can be no assurance that Eidos will continue to attract high quality independent developers, including those who have developed products for Eidos in the past. Failure to obtain or renew agreements with independent developers or publishers, or the termination of existing or future agreements with such parties, could adversely affect the Group's business, results of operations and financial condition.

Reliance on Key Personnel

The continued success of Eidos depends, to a significant extent, upon the performance and contribution of its senior management and its ability to continue to attract, motivate and retain highly qualified employees. The loss of the services of any of the Group's senior management could have a material adverse effect on the Group's business, results of operations and financial condition. Competition for highly skilled employees with product development, sales, technical, management and other specialized training is intense, and there can be no assurance that Eidos will be successful in attracting and retaining such personnel. In addition, while the Group has entered into employment agreements and other compensatory arrangements with certain key employees, there can be no assurance that such employees will not leave the Group. Eidos' failure to attract additional qualified employees or to retain the services of key personnel could materially adversely affect the Group's business, results of operations and financial condition.

Competition

The market for Eidos' interactive products is highly competitive and is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. A number of competitors offer products that compete with one or more of Eidos' products. Eidos' competitors include Sony Corporation ("Sony"), Nintendo, Sega, Microsoft Corporation, Electronic Arts, Inc., Activision, Inc., Acclaim Entertainment, Inc, Infogrames Entertainment SA, and a number of other companies. Principal competitive factors in the market for consumer software include quality of the product, technological innovation, breadth of product line, quality of game play, price, access to retail shelf space, frequency of new product introductions and marketing support. Some of Eidos' competitors have greater financial, technical, marketing, sales and customer support resources, as well as greater name recognition and larger customer bases than Eidos. Competitors, including those named above, may form strategic or cooperative relationships, which could present even more formidable competition to Eidos than such entities acting alone. To the extent that competitors achieve price, shelf access, product selection, marketing support, distribution or other selling advantages, Eidos could be adversely affected. There can be no assurance that Eidos will have the resources required to respond to market or technological changes, that Eidos will be able to compete successfully with current or future competitors or that competitive pressures faced by Eidos will not materially adversely affect its business, results of operations and financial condition.

The market is also extremely competitive with respect to access to development groups and content providers. Eidos believes that access to a sufficient number of high quality, proven development groups and sufficient content will be a significant competitive factor in the interactive software market. Only a limited number of people and organizations are capable of creating high quality interactive software products. Competition for these resources is intense and is expected to increase, and there can be no assurance that the Group will be able to identify or effectively compete for products from the limited number of development groups.

Risks Associated with International Operations; Currency Fluctuations

Currently, Eidos' products and services are marketed in over 35 countries, covering primarily Europe and the U.S.. Sales of Eidos' products in such markets are subject to risks inherent in international business activities, including general economic conditions in each country, overlapping of differing tax structures, managing an organization spread over various jurisdictions, unexpected changes in regulatory requirements, complying with a variety of foreign laws and regulations and varying accounts receivable cycles.

The Company publishes its consolidated financial statements in pounds sterling. A significant portion of the Group's assets and net revenues are generated in foreign currencies, primarily

French francs, German marks, Euros and U.S. dollars. In translating the results of its overseas operations the Group is subject to fluctuations in the exchange rates between pound sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against pound sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against pound sterling could increase reported revenues. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

In the year ended March 31, 1997, the Group incurred exchange losses (under U.K. GAAP) of L1.8 million, due to the appreciation of the pound during the period. The Group takes steps to hedge its foreign currency exposure and in the year ended March 31, 2000 the net exchange losses (under U.K. GAAP) were L0.5 million (gains of L0.5 million taken to income offset by losses of L1.0 million taken to reserves). However no assurance can be given that the Group will not incur losses similar to those in fiscal 1997 in future periods.

Risk of Software Errors or Failures

Software products as complex as those offered by Eidos may contain undetected errors when first introduced or when new versions are released. Eidos has in the past discovered software errors in certain of its product offerings after their introduction and has experienced delays or lost revenues during the period required to correct those errors. In particular, the PC hardware environment is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult. Eidos has experienced delays and significant technical support expenses in the past. There can be no assurance that, despite testing by Eidos, programming or compatibility errors will not be found in new products or releases after commencement of commercial shipments. Any such errors could result in the loss of or delay in achieving market acceptance, which could have a material adverse effect on the Group's business, results of operations and financial condition.

Intellectual Property and Proprietary Rights

Eidos relies primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third party non-disclosure and non-competition agreements and other methods to protect its proprietary rights. Although the Group is not currently the subject of any intellectual property litigation which would have a material effect on the Group, there has been substantial litigation regarding copyright, trademark and other intellectual property rights involving computer software companies. There can be no assurance that third parties will not assert infringement claims in the future with respect to current or future products of Eidos. Any claims or litigation, with or without merit, could be costly and could require a significant amount of management's attention and result in adverse determinations, each of which could have a material adverse effect on the Group's business, results of operations and financial condition. Policing unauthorized use of the Group's products and trademarks is difficult and, while Eidos is unable to determine the extent to which infringement of its proprietary products and marks, software piracy and trademark infringement can be expected to be persistent problems. In selling its products, Eidos relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. Furthermore, the Group enters into transactions in certain countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of the Group's rights may be ineffective in such countries.

Manufacturing Risks

The manufacturing of the Group's interactive software products involves duplicating software onto CD-ROM disks, printing user manuals, product packaging and shipping materials, and packaging finished products. Each of the foregoing activities is performed by third parties in accordance with Eidos' specifications. While these services are available from multiple parties and at multiple sites, with respect to PC CD products, there can be no assurance that any interruption in the manufacture of Eidos' products will not occur and, if it does occur, that it could be remedied without undue delay and without materially adversely affecting the Group's business, results of operations or financial condition. Moreover, Eidos' titles for the PlayStation and Dreamcast are manufactured exclusively by Sony and Sega respectively. Should Sony or Sega be unable to satisfy Eidos' demand for products for any reason, Eidos would be unable to turn to alternative manufacturers. Any failure by Sony or Sega to supply Eidos with sufficient quantities of products for the PlayStation or Dreamcast could have a material adverse effect on the Group's business, results of operations and financial condition.

Reliance on Sony

Eidos publishes products in the United States pursuant to master license agreements with Sony Computer Entertainment of America, and in Europe and certain additional territories pursuant to agreements with Sony Computer Entertainment of Europe. Pursuant to these agreements Eidos is permitted to use the proprietary information of Sony in connection with the development of products for Sony's platforms. The agreements with Sony with respect to U.S. publication and distribution rights expire in March 2003, while the agreements with respect to publication and distribution rights in Europe and certain additional territories expire in December 2005.

Although Eidos has successfully negotiated agreements for the publication of its products in the past, there can be no assurance that it will be able to obtain publishing rights for all of its products in the future. Further, there are no provisions for renewal of existing agreements, and there can be no assurance that, at the end of their current terms, Eidos will be able to renegotiate its agreements with Sony, or that Eidos will be successful in negotiating license agreements with developers of new hardware systems. The termination of any of Eidos' license agreements or the inability to negotiate agreements with developers of new hardware systems could have a material adverse effect on the Group's business, results of operations and financial condition.

Prior to release for manufacturing, Sony has the right to review, evaluate and approve, under standards established by it, each title for its proprietary platform and the right to inspect and evaluate all promotional materials in connection with such title. The inability of the Group to obtain timely approvals or the rejection by Sony of titles or related promotional materials could materially adversely affect its future results of operations or result in quarterly variations in operating results if a product scheduled for release in any quarter is delayed. There can be no assurance that Sony will approve any product submitted by Eidos or that the review process of Sony will not result in unscheduled delays in the introduction of new titles.

European Union Competition Law

Eidos' activities are subject to European Union competition law, including
Article 85 of the Treaty of Rome ("Article 85") which prohibits agreements and concerted practices which may affect trade between European Union member states and which have as their object or effect the prevention, restriction or distortion of competition within the European Union. Provisions in agreements which prevent, restrict or distort competition within the meaning of Article 85 will, subject to certain exceptions, be void (and in some cases the agreement itself may be void) and parties to such agreements may be subject to substantial fines imposed by the European Commission and may be liable to third parties for claims for damages. Agreements satisfying certain criteria are exempt from the application of Article 85 by virtue of so-called block exemptions issued by the European Commission. Agreements not covered by a block exemption may be notified to the European Commission and may, in appropriate circumstances, obtain negative clearance or an exemption. There can be no assurance that one or more of Eidos' collaborative or licensing agreements does not violate Article 85 or, if such a violation exists, that it would be excused by a block exemption or eligible for specific clearance or exemption. The imposition of fines, award of damages, voidance of a whole agreement or inability to enforce exclusivity of rights due to a breach of Article 85 could have a material adverse effect on the Group's business, results of operations and financial position.

Year 2000

Although the Group developed and implemented its Year 2000 strategy at negligible marginal costs and did not experience any related problems on January 1, 2000, there can be no assurance that Eidos will not encounter unexpected Year 2000 compliance problems in the future that may have a materially adverse effect on the Group's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --- Year 2000". Furthermore, there can be no assurance that the Group will not be materially adversely impacted by Year 2000 issues faced by major distributors, suppliers, customers, vendors and financial service organizations with which Eidos interacts.

ITEM 2 -- DESCRIPTION OF PROPERTY

The Group maintains an aggregate of approximately 92,455 square feet of office and commercial studio space in Birmingham, Derby and London, England; in Hamburg, Germany; in Paris, France, in San Francisco and Palo Alto, California; in Tokyo, Japan and in Singapore.

Details of the principal establishments of the Eidos Group are as follows:

                                                                                                       Approximate Area Occupied
Property                           Tenure                                    Description                     (square feet)
-------------------------------    -----------------------------     -----------------------------    -----------------------------
(a) Eidos plc                      Leasehold 10 years from          Office                                                   19,000
Eidos Interactive Limited          November 22, 1996
Eidos Technologies Limited
Part 2nd Floor
Wimbledon Bridge House
Hartfield Road
London SW19 3RU

(b) Eidos Interactive Limited
Parts of Ground Floor              Leasehold 1 year from May 27,    Office                                                    1,800
Units 2/3 Holford Way              1998 thereafter on three
Holford                            months' notice (Sections 24
Birmingham                         to 28 Landlord and
                                   Tenant Act 1954 excluded)

(c) Core Design Limited            Leasehold 15 years from          Office                                                   12,320
2 Roundhouse Road                  October 15, 1999
Pride Park
Derby
DE24 8JE

(d) Eidos Interactive, Inc.        Leasehold 5 years from May       Office                                                   15,000
651 Brannan Street                 12, 1997
4th Floor,
San Francisco
California 94107

(e) Eidos Interactive France       Leasehold 9 years from           Office                                                    3,422
SARL                               September 21, 1994
8th Floor
6 Boulevard du General Leclerc
Clichy

(f) Eidos Interactive              Leasehold 3 years from           Office                                                   10,764
(Deutschland) GmbH                 October 15, 1999
145d Grosse Elbstrasse,
22767 Hamburg

(g) Crystal Dynamics, Inc.
64 Willow Place                    Leasehold from January 1,        Office                                                   26,788
Menlo Park                         1999 to
California 94025-3691              March 31, 2007

(h) Eidos Interactive KK
Etsuzan LK Building 4F,            Leasehold 2 years from June      Office                                                    2,337
1-10-4, Hiroo,                     25, 1998
Shibuya-Ku,
Tokyo 150-0012, Japan

(i) Eidos Interactive Pte
Limited
15b Circular Road                  Leasehold 2 years from June      Office                                                    1,024
Singapore 049371                   15, 2000



The principal place of business of each of the above companies is the first relevant address shown above.

ITEM 3 -- LEGAL PROCEEDINGS

None.

ITEM 4 -- CONTROL OF REGISTRANT

The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Ordinary Shares as at June 20, 2000:

                                       Identity of Person or                                                   Percent of
Title of Class                                 Group                          No. Owned                          Class
-------------------------------    -----------------------------     -----------------------------    -----------------------------
   Ordinary Shares of 2p each        Directors and Officers of
                                               Eidos                          6,336,284                           6.1%



There are no interests of more than 10% in the Company's shares. So far as Eidos is aware it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government nor are there any arrangements which may at a subsequent date result in a change of control of Eidos.

ITEM 5 -- NATURE OF TRADING MARKET

The Ordinary Shares were included on the Unlisted Securities Market of the London Stock Exchange from December 1990 until October 1995 when they were included on the Official List of the London Stock Exchange under the symbol "EID". On December 20, 1996, 3,000,000 Ordinary (10p) Shares were listed on Nasdaq in the form of ADSs evidenced by ADRs under the symbol "EIDSY". Morgan Guaranty Trust Company of New York is the Depositary and transfer agent for the ADSs.

There was a five for one stock split on January 25, 2000. The prices for the first quarter of 2000 shown below reflect this stock split (as though it occurred on January 1, 2000). This split affected both Ordinary Shares and ADSs.

The following table sets forth, for the periods indicated, the period high and low middle market quotation for the Ordinary Shares as derived from the London Stock Exchange Daily Official List.


                                                    Price Per Ordinary Share
                                                --------------------------------
                                                     High              Low
                                                --------------    --------------
Ordinary 10p shares
Calendar 1998:
2nd Quarter.................................    L        12.63   L          7.70
3rd Quarter.................................              8.93              5.88
4th Quarter.................................              9.95              5.55

Calendar 1999:
1st Quarter.................................             20.35              9.40
2nd Quarter.................................             23.69             17.38
3rd Quarter.................................             39.50             21.25
4th Quarter.................................             63.66             38.00

Ordinary 2p shares (after five for one stock
 split on January 25, 2000)
Calendar 2000:
1st Quarter.................................             10.87              3.75




                                                        Price Per ADS(1)
                                                --------------------------------
                                                     High              Low
                                                --------------    --------------
Calendar 1998:
2nd Quarter.................................    $        20.50   $         13.00
3rd Quarter.................................             15.00              9.25
4th Quarter.................................             16.63              9.25

Calendar 1999:
1st Quarter.................................             32.44             15.88
2nd Quarter.................................             38.05             28.00
3rd Quarter.................................             64.75             34.60
4th Quarter.................................            102.50             62.60

After five for one stock split on January
 25, 2000
Calendar 2000:
1st Quarter.................................             16.35              6.06


--------
(1)  Each ADS represents 1 Ordinary Share

On June 12, 2000, there were 119 registered ADR holders and 3,221,103 ADSs were outstanding (equivalent to 3,221,103 Ordinary Shares or approximately 3.11% of the total).

ITEM 6 -- EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

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

ITEM 7 -- TAXATION

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


Taxation of Dividends under U.K. Law and Refunds of Tax Credits

Under the provision of the Convention and current UK law, a US holder of ordinary shares of ADSs who is an individual or a corporate portfolio holder (which is broadly defined as a shareholder who holds less than 10% of the voting shares of the Company) is entitled to receive from the UK Inland Revenue a refund (the "Tax Treaty Payment") of an amount equal to the tax credit in respect of the dividend minus a withholding tax of 15% of the sum of the cash dividend plus the tax credit (limited to the tax credit). On the basis of an L80 dividend (which amount has been selected for illustrative purposes only), the tax credit related to the dividend would be equal to L8.89 (10% of the sum of the L80 dividend and the L8.89 tax credit). A US holder who is an individual or corporate portfolio holder would be entitled to receive a Tax Treaty Payment, calculated by reducing the L8.89 tax credit by withholding tax of 15% of the sum of the L80 dividend and the L8.89 tax credit. Accordingly, such US holder would be entitled to receive any Tax Treaty payment. Thus, using the example set out above, an L80 dividend will result in the US holder only receiving L80.

A US holder who is an individual or a corporate portfolio holder who receives the L80 dividend in the above example should be considered for US federal income tax purposes to receive a dividend of L88.89 (L80 dividend plus the L8.89 tax credit) and would include that amount in income. Such US holder also should be considered to have paid L8.89 of UK tax that, subject to the applicable limitations, would be creditable against such US holder's US federal income tax liability.

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

Under current U.S. Treasury regulations, dividends paid on ordinary shares or ADSs will not be subject to U.S. backup withholding tax. However, under final regulations that will be effective for payments after December 31, 2000, dividends paid on ordinary shares or ADSs to a U.S. holder or to a non-U.S. holder in the U.S. or through U.S. or U.S.-related persons may be subject to a 31% U.S. backup withholding tax in certain circumstances. In addition, under both current U.S. Treasury regulations and those scheduled to take effect for payments after December 31, 2000, the payment of proceeds of a sale, exchange or redemption of ordinary shares or ADSs to a U.S. holder or non-U.S. holder in the U.S. or through U.S. or U.S.-related persons may be subject to U.S. information reporting requirements and/or backup withholding tax.

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


U.K. Taxation of Capital Gains

Generally a U.S. holder who is neither resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs unless, in the year of assessment in which the gain accrues to such holder, that U.S. holder carries on a trade in the U.K. through a branch or agency and the ordinary shares or ADSs are or have been used by, held by, or acquired for use by or for the purpose of such trade, branch or agency. However, a U.S. holder who has been resident in the U.K. for at least four years and held ordinary shares or ADSs at that time may, in certain circumstances, become liable to U.K. capital gains tax on his return to the U.K. following a disposal of such ordinary shares or ADSs. Any U.S. holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

A U.S. holder who is resident or ordinarily resident for tax purposes in the U.K., or a U.S. corporation which is resident in the U.K. by reason of being managed and controlled in the U.K., or a U.S. holder who, or a U.S. corporation which, is trading in the U.K. through a branch or agency where ordinary shares or ADSs are or have been acquired, used or held for the purposes of such trade, branch or agency, may be liable for both U.K. tax and U.S. federal income tax on a gain on the disposal of the ordinary shares or ADSs. Such U.S. holder generally will be entitled to offset a credit for U.K. tax against its U.S. federal income tax liability with respect to such gain.

A U.S. holder of ordinary shares or ADSs will be liable for U.S. federal income tax on gains realised or accrued on the sale or disposal of ordinary shares or ADSs to the same extent as on any other gains from sales of shares. Such gain will be a capital gain if the ordinary shares or ADSs were capital assets in the hands of such U.S. holder.


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


UK stamp duty and stamp duty reserve tax

Stamp duty is (subject to exceptions for charities) currently payable at the rate of 1.5% on any instrument transferring ordinary shares to the Custodian of the Depositary, on the value of such ordinary shares. In accordance with the terms of the Deposit Agreement relating to the ordinary shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of ordinary shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

No UK stamp duty will be payable on transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US thus will not give rise to UK stamp duty provided the instrument of transfer is not brought into the UK. A transfer of an ADS in the UK may attract stamp duty at a rate of 0.5% of the consideration. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the ordinary shares, including ordinary shares underlying an ADS, may result in a stamp duty liability at the rate of 0.5% of the consideration. There is no charge to ad valorem stamp duty on gifts. On a transfer of ordinary shares from a nominee to the beneficial owner (the nominee having at all times held the ordinary shares on behalf of the transferee) under which no beneficial interest passes and which is neither on sale, nor arises under or following a contract of sale, nor is in contemplation of sale, fixed stamp duty of L5 will be payable.

Stamp duty reserve tax generally at a rate of 0.5% of the consideration is currently payable on any agreement to transfer ordinary shares or any interest therein unless: (i) an instrument transferring the ordinary shares is executed;
(ii) stamp duty, generally at a rate of 0.5%, is paid; and (iii) generally the instrument is stamped on or before the accountable date for stamp duty reserve tax. The duty will, however, be refundable if within six years the agreement is completed by an instrument which has been duly stamped, generally at the rate of 0.5%. Stamp duty reserve tax will not be payable on any agreement to transfer ADSs.

ITEM 8 -- SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company and the Consolidated Financial Statements and Notes included elsewhere in this document.

The selected consolidated financial data presented below for Eidos plc in accordance with U.K. GAAP for the fifteen months ended March 31, 1996, and the years ended March 31, 1997, 1998, 1999 and 2000 and at, March 31, 1996, March 31, 1997, March 31, 1998, March 31, 1999 and March 31, 2000 are derived from the Consolidated Financial Statements audited by the Company's independent auditors.

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

The Company prepares its Consolidated Financial Statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. These differences have a material effect on net income and shareholders' equity and are described in Note 26 of the Notes to the Consolidated Financial Statements of the Company. The selected consolidated financial data presented below for Eidos plc in accordance with U.S. GAAP for the fifteen months ended March 31, 1996 and the year ended March 31, 1997, 1998, 1999 and 2000 and at March 31, 1996, March 31, 1997, March 31, 1998, March 31, 1999 and March 31, 2000 are
derived from audited financial statements, but are unaudited except for the amounts covered by the reconciliation set forth in Note 26 of the Notes to the Consolidated Financial Statements of the Company.

In management's opinion, the reconciliation between U.K. GAAP and U.S. GAAP has been prepared by the Company on a consistent basis from period to period and includes all adjustments and reclassifications that the Company considers necessary for a fair presentation of such reconciliation for the periods presented.

Eidos _ U.K. GAAP


                            Three Months     15 Months
Consolidated Statement of   Ended March     Ended March
 Operations Data:               31,             31,                                   Year Ended March 31,
                           ------------   ------------    --------------------------------------------------------------------------
In thousands, except per
 share data                    1995           1996            1996           1997            1998           1999            2000
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Turnover(1)...........               78          3,706           3,628         75,531         137,234         226,284        194,801
Cost of sales.........               12          1,025           1,013         27,989          47,263          81,628         87,908
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Gross profit..........               66          2,681           2,615         47,542          89,971         144,656        106,893
Operating expenses:
 Selling and marketing                5            721             716         13,178          23,697          37,096         46,380
 Research and development             6          2,561           2,555         26,809          29,898          39,619         47,173
 General and administrative         154          2,502           2,348         13,996          16,923          28,771         40,703
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Income/(loss) from
 operations..........              (99)        (3,103)         (3,004)        (6,441)         19,453          39,170        (27,363)
Income from joint ventures          ---            ---             ---            ---             ---             ---            532
Income/(loss) from sale of
 investments or termination
 of operations ....                 ---            ---             ---            130          (1,852)            ---         80,236
Interest income/(expense),
 net..................                3              5               2          (520)         (1,094)         (1,250)        (4,130)
Provision for income taxes          ---            ---             ---        (1,450)         (5,642)        (13,670)       (24,072)
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Net profit/(loss).....             L(96)       L(3,098)        L(3,002)       L(8,281)        L10,865         L24,250        L25,203
Earnings/(loss) per
 share(3).............            (0.6p)        (13.3p)         (11.8p)        (11.9p)          12.8p           28.3p          25.9p
Diluted earnings/(loss)
 per share(3).........            (0.6p)        (13.3p)         (11.8p)        (11.9p)          12.2p           25.0p          23.8p
                           ============   ============    ============   ============    ============    ============   ============
Weighted average number
 of shares used to compute
 net earnings/(loss) per
 share(3).............           14,195         23,246          25,430         69,606          84,717          85,689         97,222
                           ============   ============    ============   ============    ============    ============   ============




Consolidated Balance Sheet Data:                          March 31,       March 31,      March 31,       March 31,      March 31,
                                                         ------------   ------------    ------------   ------------    ------------
In thousands                                                1996            1997            1998           1999            2000
                                                         ------------   ------------    ------------   ------------    ------------
Working capital.....................................          L(1,319)       L25,592         L52,074        L53,574         L52,224
Goodwill............................................              ---            ---             ---         25,939          28,305
Total assets........................................            5,296         47,438          96,717        155,394         268,648
Long-term liabilities...............................              580            425          29,454         30,813              53
Shareholders' equity................................              174         30,382          40,936         66,532         126,419


--------
(1) The results in the periods ended March 31, 1996 and March 31, 1997 reflect the acquisition of Domark Group Limited in October 1995 and CentreGold plc in April 1996.
(2) The results for the periods ending March 31, 1996 and March 31, 1997 and the position as at March 31, 1996 and March 31, 1997 have been restated to reflect the new accounting policy for software development costs as discussed in Note 2 on page F-8.

(3) On January 25, 2000 a five for one stock split took place. The earnings per share and weighted average numbers of shares have been restated to reflect this change.

Eidos --- U.S. GAAP


                           Three Months     15 Months
Consolidated Statement of  Ended March     Ended March
 Operations Data:               31,             31,                                   Year Ended March 31,
                           ------------   ------------    --------------------------------------------------------------------------
In thousands, except per
 share data                     1995           1996            1996           1997            1998           1999            2000
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Turnover(1).............            L78         L3,706          L3,628        L75,531        L137,234        L226,284       L201,677
Cost of sales...........            (7)          1,025           1,032         32,311          47,263          81,628         93,310
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Gross profit............             85          2,681           2,596         43,220          89,971         144,656        108,367
Operating expenses:
Selling and
 marketing .............              5            721             716         13,178          23,697          37,096         47,365
 Research and
  development(2) .......              6         10,455          10,449         22,720          40,141          41,987         47,173
 General and
  administrative(4) ....            154          3,723           3,569         18,903          24,983          33,386         42,308
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Income/(loss) from
 operations.............           (80)       (12,218)        (12,138)       (11,581)           1,150          32,187       (28,479)
Income/(loss) from sale
 of investments or
 termination of operations          ---            ---             ---            130             (52)            ---         82,242
Losses from interests
 in associates..........            ---            ---             ---           (127)            118             ---            ---
Interest income/(expense),
 net....................              3              5               2           (520)        (1,094)         (1,250)        (4,142)
Provision for income
 taxes..................            ---            ---             ---         (1,450)        (5,642)        (13,670)       (26,142)
Minority interests......            ---            ---             ---            ---            ---             ---            (87)
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Net income/(loss).......          L(77)      L(12,213)       L(12,136)      L(13,548)         (5,520)          17,267        L23,392
Earnings/(loss) per
 share(3)...............         (0.6p)        (52.6p)         (47.8p)        (19.5p)          (6.5p)           20.2p          24.1p
Diluted earnings/(loss)
 per share(3)...........         (0.6p)        (52.6p)         (47.8p)        (19.5p)          (6.5p)           18.2p          22.1p
                           ============   ============    ============   ============    ============    ============   ============
Weighted average number
 of shares used to compute
 net earnings/(loss) per
 share(3) ..............         14,195         23,246          25,430         69,606          84,717          85,689         97,222
                           ============   ============    ============   ============    ============    ============   ============




Consolidated Balance Sheet Data:
                                                          March 31,       March 31,      March 31,       March 31,      March 31,
                                                         ------------   ------------    ------------   ------------    ------------
                                                            1996            1997            1998           1999            2000
                                                         ------------   ------------    ------------   ------------    ------------
Working capital.....................................          L(1,319)       L35,694         L54,077        L55,567         L41,322
Goodwill(4).........................................            6,883         10,690           7,217         26,733          28,773
Total assets........................................           12,318         68,314         105,937        157,316         312,655
Long-term liabilities...............................              580            486          29,454         30,813              53
Shareholders' equity................................            7,196         51,197          50,156         68,454         154,489


--------
(1) The results in the periods ended March 31, 1996 and March 31, 1998 reflect the acquisition of Domark Group Limited in October 1995 and CentreGold plc in April 1996.
(2) Operating expenses in the years ended March 31, 1996, 1997 and 1999 include write-offs of in-process research and development of L8.2 million, L13.8 million and L2.4 million respectively, recorded in connection with the acquisitions of Domark (and certain smaller entities), CentreGold and Crystal Dynamics, Inc.
     Operating expenses in the year ended March 31, 1998 include write-offs of royalty advances and internal development costs of L10.2 million relating to earlier periods resulting from the change in accounting principle and estimate (see Note 26 of the Notes to the Consolidated Financial Statements).
(3) On January 25, 2000 a five for one stock split took place. The earnings per share and weighted average numbers of shares have been restated to reflect this change.
(4) Goodwill carrying value and amortisation charges (included with General and administrative expenses) for March 31, 1999 have been restated to reflect the retrospective equity accounting of a step acquisition, where the original investment occurred prior to March 31, 1999.

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


Fiscal Year Ended March 31,                                      Average(1)           High              Low            Period End
                                                                --------------   --------------    --------------    --------------
1996.......................................................              $1.56            $1.71             $1.51             $1.53
1997.......................................................               1.63             1.69              1.59              1.64
1998.......................................................               1.65             1.71              1.59              1.67
1999.......................................................               1.65             1.71              1.60              1.61
2000.......................................................               1.61             1.68              1.55              1.60


--------
(1) Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

On June 20, 2000 the Noon Buying Rate was $1.51 for each L1.00.


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

ITEM 9 -- MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and Notes included elsewhere in this document. The following discussion contains forward-looking statements that involve risks and uncertainties.


Overview

Eidos develops and publishes advanced interactive software products and video compression technologies. The Company was formed in May 1990 to develop video editing systems and subsequently expanded its activities to include developing proprietary, software-based video compression technology to be used in CD-ROM and video telephony applications. Sales of video compression products have not been significant, and the Company broadened its strategic focus to include developing and publishing interactive software. To implement this strategy, the Company effected a number of acquisitions which resulted in a substantial expansion of the Company's operations. In October 1995, the Company acquired three interactive software companies (Domark Group Limited, Simis Limited and The Big Red Software Company Limited) for aggregate consideration, including costs, of L13.8 million. In April 1996, Eidos acquired CentreGold plc, an interactive software company, for consideration, including costs, of L17.6 million. The consideration for each of these acquisitions consisted primarily of newly issued Eidos shares. As contemplated at the time of the CentreGold acquisition, in June 1996 the Company disposed of CentreSoft Limited and PDQ Limited, the distribution arms of CentreGold, for L7.5 million in cash, the net book value of such companies at the date of acquisition by Eidos. Subsequently CentreSoft Limited was acquired by Activision, Inc. resulting in an additional L0.5 million deferred consideration recognized in fiscal 1999. In November 1999 the Company acquired Crystal Dynamics, Inc. for $49.1 million including costs. From inception until the acquisition of Domark in October 1995, the Company had a December 31 fiscal year end. In connection with the acquisition of Domark, the Company changed its fiscal year end to March 31.

Eidos earned a profit under U.K. generally accepted accounting principles ("GAAP") of L25.2 million (L23.4 million under U.S. GAAP) for fiscal 2000 and L24.3 million (L17.3 million under U.S GAAP) for fiscal 1999.

Eidos' future success is dependent upon it developing and publishing additional interactive software titles and such titles achieving significant market acceptance. As a result of a deterioration in market conditions the Group has reported a loss at the operating level of L26.8 million in fiscal 2000. This was offset by a profit on disposal of investments of L80.2 million. There can be no assurance that Eidos will return to profitability achieved in the year ended March 31, 1999. Furthermore, because of the substantial acquisition and disposition activities by the Company and its constituents, many of which had different fiscal year ends, comparison of the Group's financial statements from period to period is difficult.

On January 25, 2000 the shareholders approved a five for one share split. All share and earnings per share numbers given in this section relate to the new 2p Ordinary Shares.

Eidos maintains its accounting records and reports its results in pounds sterling in accordance with U.K. GAAP. There are significant differences between U.K. GAAP and U.S. GAAP (these are discussed in Note 26 of the Notes to the Eidos Consolidated Financial Statements). A summary of the principal relevant differences between U.K. GAAP and U.S. GAAP follows:

Acquisitions. Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer game software, and for an aggregate of in excess of 25 games (together with underlying technologies) which were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditures by the Company. Accordingly, for U.S. GAAP purposes, the Company treated an aggregate of L24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed. The Company also recorded L49.4 million of goodwill for U.S. GAAP purposes in connection with such acquisitions. The Company recognises the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against reserves, and has no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to U.S. GAAP; however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortization under U.K. GAAP than it is under U.S. GAAP. Currently the amortization charge under U.S. GAAP exceeds that under U.K. GAAP because of the amortisation of goodwill relating to companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the in-process research and development charges taken for U.S. GAAP only.

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

Some of the investments made by Eidos during the year ended March 31, 2000 have been reported differently under U.K. and U.S. GAAP because of the respective definitions of a subsidiary, joint venture, associate and trade investment. In summary, under U.K. GAAP the definitions are broadly based on control (to a certain extent irrespective of actual percentage of shares held). Under U.S. GAAP they are based more on the percentage shareholding with strong evidence required to, for example, not consolidate an entity with a greater than 50% shareholding. During the year, Eidos acquired 75% and 25% holdings in Proein SA and Pyro Studios SL, respectively. Because of the nature of the contractual joint control arrangements, these investments have been accounted for as joint ventures under U.K. GAAP. This means they have been accounted for using the equity method (with additional disclosures required under U.K. GAAP). Under U.S. GAAP, Proein has been treated as a subsidiary and consolidated.
Pyro Studios has been accounted for using equity method. These differing accounting treatments do not affect the calculation of goodwill. On a line by line basis the statement of operations and balance sheets under U.K. and U.S. GAAP differ; however in reconciling net income and shareholders' equity from U.K. to U.S. GAAP there is only one minor difference. This is due to the differing treatment of the provision for profit on unsold inventory. Proein is a distributor of entertainment software in Spain; Eidos is one of Proein's main suppliers. At each period end adjustments have to be made for the Eidos' profit on inventory as yet unsold by Proein. Adjustments are made for both U.K. and U.S. GAAP, however, under the equity method

(U.K. GAAP) this adjustment is restricted to Eidos' percentage of Proein (75%), whereas under full consolidation principles the adjustment is for 100%.

In addition to the aforementioned acquisitions, Eidos has made a series of investments in Top Cow Productions, Inc. in the last two years such that the current holding is now 26%. Under U.K. GAAP the investment is not treated as an associate (which would require equity accounting) because, although Eidos has a participating interest (defined as over 20%), it does not exercise significant influence over the operating and financial policies of the company. Under U.S. GAAP the investment is accounted for by the equity method, with the resulting goodwill being amortised over three years. Furthermore, under U.S. GAAP, because the original investment took place in the year ended March 31, 1999
(a step acquisition), the equity method of accounting has been applied retrospectively and prior year U.S. GAAP numbers have been restated accordingly.

Equity securities. Under U.K. GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under U.S. GAAP, these securities are marked to market with any unrealised gains and losses excluded from earnings and reported in a separate component of shareholders' equity. In prior years, Eidos had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom ASA). This investment was not marked to market at March 31, 1999 or March 31, 1998 because the Board concluded that the price quoted on the Norwegian stock exchange was not representative of fair value. This was because of the stage of development of the company and the size of the holding in relation to normal trading volumes. Accordingly the investment was carried at cost for U.S. accounting purposes. During March 2000, Eidos sold a large proportion of its shareholding (at a significant discount to then quoted market price). The remaining holding is being marked to market under U.S. GAAP since, in the present circumstances, the quoted price is considered to be a reasonable reflection of the fair value.

Revenue recognition. Under U.K. GAAP, licence income and advance royalties are recognised when contractually due and non-refundable. Under U.S. GAAP, SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended March 31, 2000, Eidos received non-refundable advance royalties which met the criteria for revenue recognition under U.K. GAAP but not under U.S. GAAP. Accordingly, under U.S. GAAP these advance royalties have been deferred and will be recognized as royalties are actually earned.

Deferred taxation. Under U.K. GAAP deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystalise in the foreseeable future.

Under U.S. GAAP, deferred tax assets and liabilities are recorded for temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the amount which is more likely than not to be realized.

Change in accounting policy. The accounting policy with respect to software development costs was changed during fiscal 1998. Under U.K. GAAP, prior periods were restated to reflect the new accounting policy. This has affected the statements of operations for the years ended March 31, 1997 and March 31, 1996 and the fifteen months ended March 31, 1996 and reduced post tax profits by L14.5 million, L1.1 million and L1.1 million respectively.

Under U.S. GAAP, prior periods are not restated and the entire effect of the change in accounting principle which is inseparable from a change in estimate (L15.8 million) was taken in the year ended March 31, 1998.

The consolidated balance sheet at March 31, 1997 was restated under U.K. GAAP to show the affect of writing off all development costs, both internal and external. This resulted in a reduction in net assets of L15.6 million. Under U.S. GAAP, the balance sheet at March 31, 1997 was not restated.

Research and development costs. Following the change in accounting policy there was no longer any difference between the U.K. and U.S. GAAP treatment of research and development costs. All internal and external development costs and royalty advances are expensed as incurred. However, under U.S. GAAP the change is reflected prospectively. Consequently the U.S. GAAP results for fiscal 1998 and earlier differ from the U.K. GAAP results (as restated).

In these prior periods, in accordance with U.S. GAAP, development expenditure relating to computer games software to be sold was expensed in the period in which incurred until the specific project had reached technological feasibility. Development costs incurred after establishing technological feasibility were capitalized and amortized on a product by product basis over the estimated life of the production (generally three months).

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

For the years ended March 31, 1996, 1997, and 1999 U.S. GAAP research and development expenses also include L8.2 million, L13.8 million and L2.4 million relating to the write-off of in-process research and development expenses in connection with the acquisitions of Domark (and certain smaller entities), CentreGold, and Crystal Dynamics respectively.

Unless otherwise indicated, all financial results and analyses in this document refer to the Company's U.K. GAAP financial statements.

Eidos has historically recorded a significant proportion of its costs in pounds sterling however the increasing amount of globalization and overseas development commitments this is decreasing and in fiscal 2000, 55% of total costs were in sterling. During the year ended March 31, 2000, 45% of costs were paid in currencies other than sterling. However, a higher proportion of turnover (62% in the year ended March 31, 2000) is denominated in other currencies, primarily Euros and U.S. dollars. The Group reports its results in sterling; as a result, changes in the value of the pound sterling in relation to other currencies will affect the Group's turnover and operating margins. The impact of future exchange rate fluctuations between the pound sterling and other currencies on the Group's turnover and operating margins cannot be accurately predicted. Since December 31, 1996, the Group has taken steps to reduce its exposure to currency fluctuation through foreign exchange management aimed at protecting margins and fixing future pound sterling cash flows. In particular, Eidos has adopted a policy of hedging against the devaluation of a portion of its short-term foreign currency cash flows using forward contracts and options issued by the Company's bankers. At 31 March, 2000, unhedged currency net assets totalled L40.1 million (predominantly U.S. dollars and German marks). However the U.S. exposure ($42.7 million) is partially offset by future commitments under development contracts of $6.8 million.


Results of Operations

Comparisons of the Group's operations from period to period are difficult to make because of the substantial acquisition and disposition activities by the Company and its acquired subsidiaries and the different historical fiscal year ends of the Company and its acquired subsidiaries.

Eidos has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) market acceptance of Eidos' products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by Eidos and its competitors;
(viii) costs associated with the write-off of discontinued development projects; (ix) development and promotional expenses relating to the introduction of new products or new versions of existing products; and (x) the size and rate of growth of the consumer software market. In response to competitive pressures, Eidos may take certain pricing or marketing actions that could materially adversely affect Eidos' business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly, Eidos operates with little backlog. Eidos' expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet Eidos' sales expectations. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the fourth calendar quarter, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

The following table sets forth the actual selected statements of operations data of Eidos as a percentage of turnover for the periods presented:


Consolidated Statements of
Operations Data:                                                                     Year Ended      Year Ended        Year Ended
                                                                                      March 31,      March 31,         March 31,
                                                                                 --------------    --------------    --------------
As a percentage of turnover                                                           1998              1999              2000
                                                                                 --------------    --------------    --------------
Turnover.....................................................................            100.0%            100.0%            100.0%
Cost of sales................................................................              34.4              36.1              45.1
                                                                                 --------------    --------------    --------------
Gross profit.................................................................              65.6              63.9              54.9
Operating expenses:
 Selling and marketing.......................................................              17.3              16.4              23.8
 Research and development....................................................              21.8              17.5              24.2
 Goodwill amortization.......................................................               ---               1.8               6.9
 Other general and administrative............................................              12.3              10.9              14.0
                                                                                 --------------    --------------    --------------
Income/(loss) from operations................................................              14.2              17.3             (14.0)
Income from joint ventures...................................................               ---               ---              0.3
Income/(loss) from sale of investments or termination
 of operations ..............................................................              (1.3)              ---              41.2
Interest expense, net........................................................              (0.8)             (0.6)             (2.2)
Provision for income taxes...................................................              (4.1)             (6.0)            (12.4)
                                                                                 --------------    --------------    --------------
Net income...................................................................              8.0%             10.7%             12.9%



Year ended March 31, 2000 compared to the year ended March 31, 1999

Revenue. Eidos reported revenue of L194.8 million for the year ended March 31, 2000 compared to L226.3 million in the year ended March 31, 1999. Twenty four (1999: nineteen) new titles were launched in the year, including Tomb Raider:
The Last Revelation, Legacy of Kain: Soul Reaver, Resident Evil 3, Fighting Force 2, Fear Effect and Championship Manager 3 Season 1999-2000. Nine titles (including catalogue) managed to achieve sales in excess of 350,000 units. This year saw the release of a number of titles on the new platforms, Sega Dreamcast and Nintendo Gameboy Color. In particular, titles from three of Eidos' key franchises (Tomb Raider, Fighting Force and Soul Reaver) were released on Dreamcast, each selling over 200,000 units.

Even though net revenue has decreased this year by 14%, the volume of units actually shipped increased 5% to 17.5 million. The reduction in revenue is due to a combination of the decreased average selling price (down to L13.94 from L14.61 last year) and the large reserves taken towards the end of the year for projected returns and price reductions.

Eidos continues to derive the majority of its revenue (97.7%) from the games business. The balance of the Group's revenue comes from its video post production editing, video technologies, internet publishing and new media businesses.

The downturn in demand (and consequent increase in provisions against revenue) was most noticeable in Continental Europe with sales to France and Germany decreasing by 36% and 48% respectively compared to last year. Similarly sales to the US decreased by 19%. Sales within the domestic market have actually grown by 10% and sales to the Rest of the World have remained largely static.

Eidos publishes games for the Sony PlayStation, Sega Dreamcast, Nintendo Gameboy Color ("consoles") and PC CD. In addition, revenue is generated from the exploitation of Eidos' intellectual property rights (for example, the sale of clue books and other merchandise) and sub-licensing games out onto other platforms, such as the Nintendo 64. Approximately 71% of Eidos' games revenue was derived from console based games compared to 62% last year. The increase is partly due to the new platforms this year. The proportion will vary according to the games released. In 1999 a number of the most popular games Eidos released were only available on PC CD (including Championship Manager 3, Commandos and Final Fantasy VII), whereas in 2000 the most successful titles (Tomb Raider: The Last Revelation, Legacy of Kain: Soul Reaver, Resident Evil 3 and Fighting Force 2) were all available on console.

Cost of sales. Cost of sales represents the manufacturing costs of the games, origination (design of packaging and other printed material), storage, distribution and royalties. The manufacturing cost of PlayStation, Dreamcast and Gameboy Color games includes the royalties payable to Sony, Sega and Nintendo respectively; this has the effect of reducing the gross margin on these games. Gross margin for the year was 54.9% compared to 63.9% last year. This large decrease is due to a number of factors: lower average selling prices, additional provisions against revenue and inventory and higher royalty costs (cost of sales includes royalties paid to developers in excess of development advances paid). A number of the games released this year were sub-licensed and carried relatively high royalty rates (rather than development costs). Royalty costs in the year were L18.7 million (9.6% of revenue) compared to L15.7 million (6.9% of revenue) last year.

Selling and marketing. Selling and marketing comprise product marketing and advertising as well as salaries, bonuses and commissions paid to sales and marketing personnel. Advertising expenses on titles are recognized in the period in which they are incurred. Advertising costs for the year were L25.2 million (12.9% of revenue) compared to L20.7 million (9.2% of revenue) in 1999. The increase reflects the higher number of titles released and the need to market products more vigorously in a slowing market.

The fixed element of selling and marketing costs was L21.2 million (1999: L16.4 million) for the year ended March 31, 2000. The increase is a result of both the increased costs of promotional licences and additional headcount in new and existing offices.

Research and development. Research and development spend represents the Company's investment in product development of L45.0 million for the full year (1999: L36.8 million). Also included in the category is pure research and development of L2.2 million (1999: L2.8 million) for the year to March 31, 2000. The product development charge for the year includes L19.7 million (1999:
L20.7 million) invested in a pipeline of 32 titles which have yet to be released.

General and administrative. General and administrative costs excluding goodwill were L27.3 million or 14.0% of net revenue (1999: L24.7 million, 10.9% of net revenue) for the year ended March 31, 2000. In accordance with Financial Reporting Standard No.10, goodwill arising on the acquisitions of Crystal Dynamics, Proein and Pyro has been capitalised and is being amortised over three years. Total general and administrative costs including goodwill were L40.7 million or 20.9% of revenue (1999: L28.8 million, 12.7% of revenue).

After deducting operating expenses of L222.2 million Eidos reported an operating loss of L26.8 million. This includes a L13.4 million goodwill amortisation charge. Excluding this charge operating loss was L13.4 million compared to a profit of L43.2 million in 1999. The joint ventures in Spain generated an operating profit of L0.5 million this year and contributed L0.3 million to the retained profit of the Group.

Interest payable of L4.1 million comprises L1.0 million interest payable and amortisation of capitalised costs on the convertible bond (this is lower than last year because the bond converted during the year), L0.3 million discounting costs and L2.8 million net bank interest. The overall increase is due to the additional costs of arranging working capital facilities and short term loans in the U.K.

Provision for income taxes. The effective tax rate (excluding goodwill) for the full year is 38% compared to 33% last year. The tax due on the disposal of Opticom Shares has been calculated at L24.6 million. The losses within the Group have only generated a tax credit of L0.5 million. This is due to relatively high disallowable items and a prudent view being taken on the potential realisation of tax losses. In general, Eidos expects to have an overall rate in excess of standard U.K. rates because of the high proportion of activities overseas which have tax rates higher than those of U.K. Most of the brought forward losses have now been used.

Net income. Eidos reported net income of L25.2 million for the year ended March 31, 2000 compared to L24.3 million for the corresponding period last year. The basic earnings per share was 25.9p compared to 28.3p last year based on a weighted average number of shares of 97,221,713 (1999: 85,689,145). The diluted earnings per share was 23.8p (1999: 25.0p).

Year ended March 31, 1999 compared to the year ended March 31, 1998

Revenue. Eidos reported revenue of L226.3 million for the year ended March 31, 1999 compared to L137.2 million in the year ended March 31, 1998. Nineteen new titles were launched in the year (1998: nineteen), including Tomb Raider 3, Final Fantasy VII, Deathtrap Dungeon, Ninja, Gex III: Deep Cover Gecko, UEFA Champions League, Championship Manager 3, Gangsters, Thief: The Dark Project and Commandos. Eight titles (including catalog) managed to achieve sales in excess of 350,000 units. Revenue has increased 65% compared to 1998 even though the same number of new titles were released. This was due to a significant increase in volume of units sold of each title and therefore is evidence of the popularity of the new titles being released and Eidos' back catalog.

Eidos continued to derive the majority of its revenue (98.3%) from the games business. The balance of the Group's revenue came from its post production video editing, video technologies, internet publishing and new media businesses. Towards the year end (March 31, 1999), Eidos' Internet Service Provider, Eidosnet, was launched. This has yet to generate any significant revenue but Eidos is now strategically well placed to benefit from this rapidly growing area.

Revenue increased across all territories with sales to continental Europe increasing by 88% and sales to the United States increasing by 59%. Sales within the domestic market grew by 39%, modest compared to the U.S. and rest of Europe but still a substantial increase on 1998. During the year Eidos opened offices in Japan and Singapore. Previously sales in these territories were sub-licensed out to other publishers. The impact on the operating results of this change is marginal since the higher revenues are offset by the establishment and running costs of these offices.

Eidos released games for the Sony PlayStation and PC. In addition revenue was generated from the sale of clue books and other merchandise and sub-licensing games onto other platforms, such as the Nintendo 64. Approximately 62% of Eidos' games revenue was derived from console based games compared to 65% in 1998. The proportion varies according to the games released. In 1999 a number of the most popular games Eidos released were only available on PC (including Championship Manager 3, Commandos and Final Fantasy VII).

During the year the volume of units shipped increased 73% from 9.7 million to
16.7 million. The average selling price decreased from L15.16 to L14.61. This was largely a result of the increasing proportion of back catalog (budget priced) sales which more than doubled from 1.4 million units to 3.4 million units. The average selling price of budget priced titles increased from L7.29 to L8.92. Titles now being released on the budget labels tend to be more popular and therefore command higher prices. Inflation has not had a significant impact on the average selling prices.

Cost of sales. Cost of sales represents the manufacturing costs of the games, origination (design of packaging and other printed material), storage, distribution and royalties. The manufacturing cost of PlayStation and Saturn games includes the royalties payable to Sony and Sega respectively; this has the effect of reducing the gross margin on these games. Gross margin for the year was 63.9% compared to 65.6% in 1998. Cost of sales includes royalties paid to developers in excess of development advances paid. A successful game can earn considerable excess royalties. Royalty costs in the year were L15.7 million compared to L6.2 million in 1998, reflecting the increasing success of titles from associate and external studios.

Selling and marketing. Selling and marketing comprise product marketing and advertising as well as salaries, bonuses and commissions paid to sales and marketing personnel. Advertising expenses on titles are recognized in the period in which they are incurred. Advertising costs for the year were L20.7 million (9% of net revenue) compared to L13.8 million (10% of net revenue) in 1998. The increase in expenditure reflects the growing use of TV, print and on-line advertising to promote Eidos' existing and emerging franchises.

The fixed element of selling and marketing costs was L16.4 million (1998: L9.9 million) for the year ended March 31, 1999. The increase is a result of both the increased costs of licensing and additional headcount in new and existing offices.

Research and development. Research and development spend represents the Company's investment in product development of L36.8 million for the year (1998: L28.1 million). The increase reflects the increasing amount of new development being undertaken by the Group as well as the higher costs resulting from the growth of the industry generally. Also included in the category is pure research and development of L2.8 million (1998: L1.8 million) for the year to March 31, 1999. The product development charge for the year includes L20.7 million invested in a pipeline of 38 titles which had not been released at March 31, 1998.

General and administrative. Total general and administrative costs were L28.8 million or 12.7% of net revenue (1998: L16.9 million or 12.3%) for the year ended March 31, 1999. In accordance with Financial Reporting Standard No.10 goodwill arising on the acquisition of Crystal Dynamics has been capitalized and is being amortized over three years. General and administrative costs excluding goodwill were L24.7 million (10.9% of net revenue). In addition, the full year's charge includes L3.8m attributable to abortive acquisitions with related funding costs. Excluding this exceptional charge and goodwill, general and administrative costs represented 9.2% of revenue compared to 12.3% in 1998.

After deducting operating expenses of L187.1 million, Eidos reported an operating profit of L39.2 million. This includes a L4.1 million goodwill amortization charge. Excluding this charge operating profit was L43.2 million (19% of net revenue) compared to L19.5 million (14% of net revenue) in 1998.

Interest payable of L3.0 million included L1.9 million interest payable on the convertible bonds (see below). The overall increase is due to the additional costs of arranging working capital facilities in the U.S. This is offset by an increase in interest receivable (from L1.3 million to L1.8 million) which was due to improved liquidity during the year and the continuing use of a formal treasury policies designed to maximize returns from surplus funds.

Provision for income taxes. The effective tax rate for the full year was 36% compared to 34% in 1998. The principal cause of the rate being in excess of the U.K. standard rate was the overseas profits being taxed at higher rates. These overseas profits represented a higher proportion of total Group profit and hence the effective tax rate is higher than the 34% reported in 1998. Significant tax losses (L6.7 million) were utilized during the year, leaving tax losses of up to L17.5 million available in the future. Because of the significant proportion of Eidos' activities in countries with higher tax rates than the U.K., it is anticipated that Eidos will continue to have an effective rate in excess of the U.K. rate. Effective tax planning and management is therefore important to the Group and is done on an ongoing basis.

Net income. Eidos reported net income of L24.3 million for the year ended March 31, 1999 compared to L10.9 million for the corresponding period in 1998. The basic earnings per share was 28.3p compared to 12.8p last year based on a weighted average number of shares of 85,689,145 (1998: 84,717,305). The diluted earnings per share was 25.0p compared to 12.2p for the corresponding period in 1998 (the comparative was restated in accordance with Financial Reporting Standard No.14).


Liquidity and Capital Resources

In the past, Eidos has funded its operations primarily through public sales of equity securities and convertible bonds. In December 1996, the Company raised L18.1 million (net of issue costs) through the issue and sale of 3,000,000 Shares pursuant to public offerings in the United States and the United Kingdom. The 3,000,000 Shares issued in the offerings were listed on the Official List of the London Stock Exchange and, in ADR form, on Nasdaq. In April 1996, the Company raised L22.0 million (net of issue costs) through a 12 for 25 rights issue. In October 1995, the Company raised L5.7 million (net of issue costs) through a placing of 1,680,000 Shares. Additionally, the Company has raised L4.5 million to date from the exercise of warrants and options.

In March 1996, the Company arranged an overdraft facility of L5.5 million. This was renewed annually. The facility was increased to L20 million over the Christmas period in 1998 when working capital requirements were at their highest. In addition, in fiscal 1999 the U.S. office secured a similar facility to cover its working capital requirements ($5 million increasing to $15 million over the winter months). The working capital requirements increased significantly over the Christmas 1999 period (due in part to operating losses and strategic acquisitions in July and November). Accordingly, the overall facility was increased to include a number of short-term bank loans (L79.6 million outstanding at March 31, 2000). These loans were settled on April 3, 2000 following the sale of a majority of Eidos' shares in Opticom.

In April 1997 the Company raised U.S.$50 million (L29.9 million net of issue costs) through issuing 6.25% convertible bonds. These are convertible on or prior to July 24, 2002. At March 31, 1999 U.S.$100,000 had been converted. During fiscal year 2000 the remaining $49.9 million converted.

At March 31, 2000, Eidos had net assets of L126.4 million compared to L66.5 million at the start of the year. The increase is largely due to the retained profits for the year (L25.2 million), the conversion of the convertible bond (L31.2 million) and the exercise of employees' share options (L4.0 million).

Net assets include goodwill of L28.3 million (1999: L25.9 million), tangible fixed assets and investments of L45.9 million (1999: L17.8 million), net current assets of L52.2 million (1999: L53.6 million) and other long term creditors of L0.1 million (1999: L30.8 million). The only significant changes in the year were the conversion of the US$50 million convertible bond and a $55 million investment in a US internet company, Express.com (formerly Maximum Holdings, Inc.). The cash generated from the sale of Opticom of L91.5 million has not been applied to the loans and overdrafts since these were not settled until just after the year end.

Net funds increased by L5.9 million during the year. This mainly reflects the net cash outflow in the year of L25.0 million (1999: net inflow of L5.3 million) offset by the conversion of the bond.

Operating activities utilised L28.5 million, as might be expected given the overall operating loss. The L91.5 million net cash generated from the sale of Opticom was offset by the L16.8 million tax paid in the year and the acquisitions of the shares in Proein, Pyro and Maximum Holdings (L53.5 million). The second and final instalment of the consideration payable for Crystal Dynamics of L14.3m was paid on April 1, 1999 and consequently is reflected in the current cash flow. As mentioned earlier, a number of employee share option schemes vested during the year and L4.0 million was generated from the exercise of these options.


Acquisitions, investments and disposals

The following acquisitions/investments were made during the year.

In July 1999 Eidos acquired an effective holding of 25% in the Spanish software developer, Pyro Studios SL, creators of the successful Commandos franchise. In addition, Eidos acquired 75% of the related software distributor, Proein SA. Due to the provisions for joint control within the sale and purchase agreements, both acquisitions have been accounted for as joint ventures under U.K. GAAP in accordance with Financial Reporting Standard No.9. This has had an impact on the presentation of the profit and loss account and balance sheet this year -- Eidos' share of the joint ventures' results for the period since acquisition and net assets at March 31, 2000 are shown separately on the face of the primary statements. Under U.S. GAAP Proein is treated as a subsidiary and consolidated (using the purchase method). Pyro Studios is equity accounted.

In addition, in November 1999, Eidos acquired 19.96% of an unquoted U.S. Internet company, Maximum Holdings, Inc. for $55 million cash. Following a merger with another unquoted U.S. Internet company DVD Express, Inc., the company changed its name to Express.com and Eidos' holding was diluted down to 12.6%. This investment is valued at cost.

As discussed above in March 2000, Eidos disposed of the majority of its investment in Norwegian technology company, Opticom ASA for L91.5 million excluding costs. Eidos' holding now represents less than 5% (previously around 11% of the issued share capital).


Year 2000

Since 1997 Eidos has undertaken a compliance project designed to assess the potential IT problems associated with the Year 2000, including a third party compliance programme. As a result, at the beginning of January 2000 the Group did not experience any material disruption to its business, nor did any of its suppliers experience any disruptions which materially affected Eidos.

The direct costs of the Group's Year 2000 compliance project have been indistinguishable from normal costs incurred by Eidos in regular maintenance and upgrading of all computer hardware and software. Eidos does not expect to incur any additional material costs related to Year 2000 however the directors remain aware that possible problems associated with the Year 2000 may still occur and controls remain in place to continue to monitor such risks.


The Euro

The Euro was launched on January 1, 1999 and now runs in parallel with the French Franc, German Mark and other participating currencies until the local currencies are phased out by January 1, 2001.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro. There have been negligible external costs relating to the introduction of the Euro to date (less than L10,000). It is anticipated that once the Euro is implemented fully there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes). These are not expected to be material.

The Company has established a task force comprising senior representatives from finance, operations, sales and marketing in France, Germany and the UK to consider the wider issues relating to the Euro and the Company's response. It will be difficult to establish a Europe-wide policy until the UK's position with regard to the Euro becomes clearer.

One of the main issues for the Company is the possible erosion of margin resulting from changes in the retail price point (as existing price points are translated to the Euro then possibly rounded down by the retailer). At this stage it is not possible to predict the impact of this but Eidos will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated to the local language should help to reduce "grey imports" and minimise this risk.

Currently the offices in France and Germany remit Euros back to the Head Office in the UK. These receipts are translated to Sterling and where appropriate the currency risk is hedged in accordance with Company policies. Should the UK convert to the Euro this currency risk will be eliminated and the US dollar will become the only significant currency exposure.

ITEM 9A -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign currency risk

At present the Group's Sterling profit and loss account can be significantly affected by movements in the Sterling exchange rate with the Euro and U.S. dollar. The subsidiaries in Japan and Singapore do not impact materially on the results of the Group.

The Group raised U.S.$50 million by issuing a 6.25% convertible bond in April 1997. The bond was convertible after August 31, 1997 and on or prior to July 24, 2002 into ordinary shares of 10p each of Eidos at an initial conversion price of L10.95 per share and with a fixed rate of exchange on conversion of U.S.$1.5965=L1.00. During the year to March 31, 1998 $100,000 of bonds were converted. In the year to March 31, 2000 the remaining bonds were converted.

The original proceeds of the bond were used to meet working capital requirements and finance acquisitions.

In the past the Group's Sterling balance sheet was partially protected from the movements in the U.S. dollar exchange rate by the natural hedge afforded by the bond. Since this was converted during 2000, Eidos has replaced this with forward contracts to sell U.S. dollars.

The contract held during fiscal 2000 matured on March 31, 2000 and was replaced with a contract to sell U.S.$50 million at $1.60 on March 31, 2001.

The Group's policy is to hedge 50% of the cash in these currencies which is forecast to be repatriated to the U.K. from France and Germany. The Group hedges only up to three months ahead due to the uncertainty of cashflows beyond that date. This is achieved through forward currency contracts, foreign currency options and currency swaps. At March 31, 2000 no European currency hedges were in place due to the relatively low levels of cash expected in April to June as a result of the seasonality of the business.

Interest rate risk

In general, the Company's policy is to use short term banking facilities to finance working capital requirements and longer term sources of finance such as fixed rate debt and equity to finance investments unless the Company has surplus cash resources

The Group raised US$ 50 million by issuing a convertible bond in April 1997. As of April 1, 1999, $49.9 million of this was still outstanding. During the year the remaining bond was converted. There are no immediate plans to replace this long-term borrowing. At the time the proceeds of the bond were used to meet working capital requirements and to finance acquisitions. Short-term flexibility is achieved by a varying bank overdraft facility. In the period up to Christmas the working capital demands of the Group increase significantly and the overall banking facilities increase accordingly. During the year a number of acquisitions were made for cash which increased the need for bank funding later in the year. The maximum facility utilised during the year was L110 million (this included a number of term loans which were settled in April
2000). On June, 9 banking facilities were renewed for a further two years with a maximum draw down of L50 million available over the Christmas period and lower levels of L20 million and L40 million available at other times.

On the whole the Group's overdraft facilities tend only to be used for a few months of the year and hence interest charges are relatively low. The new banking facilities bear interest at varying rates (ranging from 1.5% to 2.25% over LIBOR depending on the draw down). Surplus cash balances are managed by the Group Treasurer to ensure returns are maximised whilst retaining flexibility to meet short term demands.

ITEM 10 -- DIRECTORS AND OFFICERS OF THE REGISTRANT


Directors and Executive Officers of the Company

The business address of the directors and executive officers of the Company is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. The Company's directors and executive officers and their ages as of June 20, 2000 are as follows:

Name                                   Age              Position
-------------------------     -----------------------    -----------------------
Directors
Ian Livingstone..........                               Chairman of the Board
                                        50              and Director
Charles H. D. Cornwall...                               Chief Executive Officer
                                        37              and Director
Michael P. McGarvey......                               Chief Operating Officer
                                        34              and Director
Jeremy M.J. Lewis........                               Chief Financial Officer
                                        37              and Director
Simon R. Protheroe.......                               Technical Director and
                                        36              Director
Jeremy Heath-Smith.......                               Managing Director of
                                                        Core Design Limited and
                                        39              Director
Victor J. Steel(1).......               61              Non-executive Director
Allen L. Thomas(1).......               60              Non-executive Director

Other executive officers
Charlotte I. Eastwood....               48              Company Secretary
Jonathan Kemp............                               Managing Director of
                                                        Eidos Interactive
                                        34              Limited
Robert K. Dyer...........                               President of Eidos
                                        37              Interactive, Inc.
Patrick Melchior.........                               Managing Director of
                                                        Eidos Interactive,
                                        41              France
Rolf Duhnke..............                               Managing Director of
                                                        Eidos Interactive,
                                        42              Germany
Satoshi Honda............                               Managing Director,
                                                        Eidos Interactive,
                                        52              Japan
Erik Ford................                               General Manager, Eidos
                                        28              Interactive, Singapore


--------
(1)  Member of the Audit Committee and of the Remuneration Committee.

There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he or she was elected as a director or executive officer of the Company.

Ian Livingstone has served as Chairman of the Company's Board of Directors since October 1995. From May 1994 to October 1995, Mr. Livingstone served as Managing Director of Domark. Since 1982, he has authored and co-authored the "Fighting Fantasy" series of interactive game books, which have sold in excess of 14 million copies worldwide. In 1975, he co-founded Games Workshop Limited, a role-playing game company, where he served as Joint Managing Director and subsequently Chairman of the Board until 1991.

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

Michael P. McGarvey has served as Chief Operating Officer of the Company and as a director of the Company since October 1998. From May 1996 to October 1998, Mr. McGarvey served as Chief Executive Officer of Eidos Interactive, Inc., a wholly owned subsidiary of the Company. From November 1994 to May 1996, he served as Vice President of Sales and Marketing of Domark Software, Inc. From February 1994 to November 1994, he served as Director of Sales of

Domark Software, Inc. From May 1990 to February 1994, he served as Director of Sales for Diceon Electronics, a manufacturer of printed circuit boards.

Jeremy M.J. Lewis has served as Chief Financial Officer of the Company and as a director since October 1999. From September 1994 to September 1999, Mr. Lewis served Robert Fleming & Co. Limited as a Director of Corporate Finance in the Investment Banking Division, working both in London and Frankfurt. From July 1989 to August 1994, Mr. Lewis served with West Merchant Bank (WestLB Banking Group), responsible for European mergers and acquisitions. Mr. Lewis qualified as a Chartered Accountant with KPMG Peat Marwick McLintock, working there for three and a half years.

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

Jeremy Heath-Smith has served as Worldwide Head of Development since January 2000 and as an Executive Director of the Company since April 1996. From November 1994 to April 1996, Mr. Heath-Smith served as a main Board Director of CentreGold plc in addition to his role as Managing Director of U.S. Gold Limited. In July 1988, he founded Core Design Limited, an interactive software developer and publisher that was acquired by CentreGold plc in 1994, where he continues to serve as Managing Director.

Victor J. Steel has served as a Non-Executive Director of the Company since September 1998 and currently holds two other non-executive directorships, NAAFI and Forbidden Technologies. Mr. Steel also has a number of entrepreneurial interests. Previous appointments include executive directorships at Mansfield Brewery, European Leisure, Kingfisher Plc, Guinness Plc, Beecham Group Plc and Consumers Distributing Inc (Canada). A fellow of the Institute of Marketing, he has wide experience of international business.

Allen L. Thomas, a lawyer qualified in England and America, has served as a Non-Executive Director of the Company since September 1998. Mr. Thomas currently also serves as Chairman of Ockham Holdings Plc, a director of Penna Holding Plc and as Chairman of Bright Station Plc. Mr. Thomas served as a partner at the international law firm Paul, Weiss, Rifkind, Wharton & Garrison from 1973 to 1992, and the founding partner of the firm's Hong Kong office. During his time in practice he was involved in the financial rescue of New York City as General Counsel to the Municipal Assistance Corporation.

Charlotte I. Eastwood has served as Secretary of the Company since October 1996. From February 1989 to September 1996 Mrs. Eastwood owned and managed her own language school and conference center in Normandy, France. Mrs. Eastwood qualified as a solicitor in 1977 and practised for several years in the U.K. and the Middle East before moving to France in 1984.

Jonathan Kemp has served as Managing Director of Eidos Interactive Limited, a wholly owned subsidiary of the Company since November 1998. From October 1997 to November 1998, Mr. Kemp served as Sales Director of Eidos Interactive Limited. From March 1994 to October 1998, Mr. Kemp served as Director of Sales of Microprose Software Limited. From June 1988 to March 1994, he served in various sales positions within Microprose Software Limited and Electronic Zoo Limited, and prior to that with Digital Electronics.

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

Rolf Duhnke has served as Managing Director of Eidos Interactive (Deutschland) GmbH, a wholly owned subsidiary of the Company since March 1995. From 1988 to 1995 Mr. Duhnke served as Logistics Director of Sega, Germany. Prior to that he served as a Label Manager of Bertelsmann-Daughter Ariolasoft.

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

ITEM 11 -- COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company paid an aggregate of L8,939,281 to its directors and other officers for services rendered in all capacities to the Company and its subsidiaries for the year ended March 31, 2000. See "_ Employment Contracts" and Note 5 of the Notes to the Consolidated Financial Statements of the Company.

The terms of the employment contracts as at March 31, 2000, of the directors and officers of the Company, can be summarized as follows:


Employment Contracts

Mr. Livingstone and the Company are parties to a Service Agreement pursuant to which Mr. Livingstone serves as Chairman of the Board of the Company. The initial salary payable under the agreement was L70,000 per year, reviewable from time to time. Mr. Livingstone's salary was subsequently increased by the Board of Directors to L240,000 per year. Either party may terminate the agreement with six months' notice. Mr. Livingstone is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of L200,000.

Mr. Cornwall and the Company are parties to a Service Agreement pursuant to which Mr. Cornwall serves as Chief Executive Officer of the Company. The initial salary payable under the Agreement was L45,000 per year, reviewable from time to time. Mr. Cornwall's salary was subsequently increased by the Board of Directors to L535,000 per year. Either party may terminate the agreement with six months' notice. Mr. Cornwall is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of L800,000.

Mr. McGarvey and the Company are parties to a Service Agreement pursuant to which Mr. McGarvey serves as Chief Operating Officer of the Company. The initial salary payable under the Agreement was L150,000 per year, reviewable from time to time. Mr. McGarvey's salary was subsequently increased by the Board of Directors to L270,000 per year. The Agreement is terminable by either party with twelve months' notice. Mr. McGarvey is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of L500,000.

Mr. Lewis and the Company are parties to a Service Agreement pursuant to which Mr. Lewis serves as Chief Financial Officer of the Company. The initial salary payable under the agreement is L150,000 per year, reviewable from time to time. Mr. Lewis's salary was subsequently increased by the Board of Directors to L160,000 per year Either party may terminate the agreement with twelve months' notice. Mr. Lewis is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of L75,000.

Mr. Protheroe and the Company are parties to a Service Agreement pursuant to which Mr. Protheroe serves as Technical Director of the Company. The initial salary payable under the Agreement was L30,000 per year, reviewable from time to time. Mr. Protheroe's salary was subsequently increased by the Board of Directors to L75,000 per year. Either party may terminate the agreement with six months' notice. Mr. Protheroe is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of L50,000.

Mr. Heath-Smith, the Company and Core Design are parties to a Service Agreement pursuant to which Mr. Heath-Smith serves as Games Development Director of the Company. The initial salary payable under the agreement is L150,000 per year, reviewable from time to time. Mr. Heath-Smith's salary was subsequently increased by the Board of Directors to L215,000 per year. Either party may terminate the agreement with six months' notice. Mr. Heath-Smith is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of L4,000,000.

Mrs. Eastwood and the Company are parties to a Service Agreement pursuant to which Mrs. Eastwood serves as Company Secretary. The initial salary payable under the agreement was L42,000 reviewable annually. Mrs. Eastwood's salary was subsequently increased by the Board of Directors to L59,125 per year. Either party may terminate the agreement with three months' notice. Mrs. Eastwood is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of L22,000.

Mr. Kemp and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Kemp serves as Managing Director. The initial salary payable under the agreement was L73,000 per year, reviewable annually. Mr. Kemp's salary was subsequently increased by the Board of Directors to L125,000 per year. Either party may terminate the agreement with three months' notice. Mr. Kemp is also entitled to other bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of L100,000.

Mr. Dyer serves as President of Eidos Interactive, Inc. The initial salary payable was agreed at $180,000 per year, reviewable from time to time. During fiscal 2000, Mr Dyer's salary was increased to $215,000. Mr. Dyer is also entitled to bonuses as determined by the Board of Directors of the Company.

Mr. Melchior and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Melchior serves as Managing Director of Eidos Interactive France SARL. The initial salary payable was FF 600,000 per year, reviewable from time to time. Mr. Melchior's salary was subsequently increased by the Board of Directors to FF 970,830. Either party may terminate the agreement with six months' notice. Mr. Melchior is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of FF 928,637.

Mr. Duhnke and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Duhnke serves as Managing Director of Eidos Interactive (Deutschland) GmbH. The initial salary payable was DM160,000 per year, reviewable from time to time. Mr. Duhnke's salary was subsequently increased by the Board of Directors to DM345,000. Either party may terminate the agreement with six months' notice. Mr. Duhnke is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid a bonus of DM200,000.

Satoshi Honda and Eidos Interactive Limited are parties to a Service Agreement pursuant to which he serves as Managing Director of Eidos Interactive KK. The initial salary payable is Yen 26,000,000 per year, reviewable from time to time. Either party may terminate the agreement with six months' notice. Satoshi Honda is also entitled to bonuses as determined by the Board of Directors of the Company and for the year ended March 31, 2000 was paid Yen 18,306,000.

Mr. Ford and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Ford serves as General Manager of Eidos Interactive Pte Limited (Singapore). The initial salary payable was U.S.$57,035 per year, reviewable from time to time. Mr. Ford's salary was subsequently increased by the Board of Directors to U.S.$87,100. Either party may terminate the agreement with three months' notice. Mr. Ford is also entitled to bonuses as determined by the Board of Directors of the Company.

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

ITEM 12 -- OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Pursuant to the Eidos Approved Share Option Scheme, the following options for Ordinary Shares were outstanding at June 20, 2000:


Options outstanding                                       Exercise price per Ordinary Share                 Expiry dates of options
---------------------------------------------------    ------------------------------------    ------------------------------------
                      663,703                                   68.67p -- 366.00p                       7/20/00 -- 5/28/09



Pursuant to the Eidos Unapproved Share Option Scheme, the following options for Ordinary Shares of the Company were outstanding at June 20, 2000:


Options outstanding                                       Exercise price per Ordinary Share                 Expiry dates of options
---------------------------------------------------    ------------------------------------    ------------------------------------
                     4,618,337                                  117.00p -- 366.00p                      7/20/00 -- 4/10/07



Pursuant to the Crystal Dynamics Stock Option Plan, the following options for Ordinary Shares of the Company were outstanding at June 20, 2000:


Options outstanding                                       Exercise price per Ordinary Share                 Expiry dates of options
---------------------------------------------------    ------------------------------------    ------------------------------------
                        925                                     110.20c -- 137.80c                     10/11/04 -- 7/31/06



Pursuant to the Eidos Interactive, Inc. Stock Option Plan, the following options for Ordinary Shares of the Company were outstanding at June 20, 2000:


Options outstanding                                       Exercise price per Ordinary Share                 Expiry dates of options
---------------------------------------------------    ------------------------------------    ------------------------------------
                      829,540                                   283.20c -- 584.60c                      1/19/04 -- 4/10/07



Pursuant to the U.K., French and German Sharesave Schemes, the following options for Ordinary Shares were outstanding at June 20, 2000:


Options outstanding                                       Exercise price per Ordinary Share                 Expiry dates of options
---------------------------------------------------    ------------------------------------    ------------------------------------
                      254,365                                   140.00p -- 936.40p                       2/1/02 -- 6/1/04


As of June 20, 2000, options for Ordinary Shares had been granted to the following directors and officers of the Company pursuant to the Eidos share option schemes:

                                                                                                      Exercise Price per Ordinary
Name                                    Options Outstanding             Option Exercise Period                   Share
-----------                        -----------------------------     -----------------------------    -----------------------------
Approved Scheme
I. Livingstone.................                           18,935                 04/03/99 04/01/06                          158.40p
J. Heath-Smith.................                           19,130                 04/25/99 04/24/06                          156.80p
J. M. J. Lewis.................                           19,145                 09/11/01 09/10/08                          156.67p
S. R. Protheroe................                           50,000                 07/21/97 07/19/04                           68.67p
                                                         100,000                 03/11/98 03/09/05                           70.00p
J. Kemp........................                           36,308                 05/29/02 05/28/09                          366.00p

Unapproved Scheme
C. H. D. Cornwall..............                        1,075,000                 10/14/01 10/13/05                          117.00p
                                                          57,000                 04/03/99 04/01/03                          158.40p
I. Livingstone.................                          221,065                 04/03/99 04/01/03                          158.40p
M. P. McGarvey.................                        1,000,000                 10/14/01 10/13/05                          117.00p
                                                         125,520                 10/16/00 10/14/04                          171.50p
J. Heath-Smith.................                          180,870                 04/25/99 04/24/03                          156.80p
J. M. J. Lewis.................                          746,810                 09/11/01 09/10/05                          156.67p
S. R. Protheroe................                           70,000                 04/03/99 04/01/03                          158.40p
J. Kemp........................                          116,805                 05/29/02 05/28/06                          366.00p
R. Duhnke......................                          125,000                 09/11/01 09/10/05                          156.67p
P. Melchior....................                          125,000                 09/11/01 09/10/05                          156.67p
                                                           5,000                 01/21/00 01/19/04                          171.50p

US Stock Option Scheme
R. K. Dyer.....................                          100,000                 05/29/02 05/28/06                          584.60c




                                               Number                       Maturity Date                    Exercise Price
                                   -----------------------------     -----------------------------    -----------------------------
Sharesave Scheme
J. Heath-Smith.................                            6,915                          02/01/02                          140.00p
C. I. Eastwood.................                            4,840                          02/01/02                          140.00p
J. Kemp........................                            6,915                          02/01/02                          140.00p
R. Duhnke......................                            1,470                          12/01/02                       9.29[EURO]
P. Melchior....................                            1,290                          12/01/04                       9.29[EURO]
                                   -----------------------------
All directors and executive
officers as a group                                    4,046,680
                                   =============================




Eidos Interactive Options

Ian Livingstone (the "Optionholder"), Chairman of the Board of the Company, holds an option to purchase 3,636 Eidos Interactive Limited (formerly Domark Group Limited) ordinary shares (the "Option") at L105.03 per share. The Company may require the Optionholder to sell, and he may require the Company to purchase, the Eidos Interactive ordinary shares at a rate of 77.8 Ordinary Shares for each Eidos Interactive ordinary share. Effectively, the Option gives the Optionholder the right to purchase 282,880 Ordinary Shares at a price of L1.35 per Ordinary Share. The exercise period of the Option is at the discretion of the Board of Directors.

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

ITEM 13 -- INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Jeremy Heath-Smith, a director and Executive Officer of the Company, is a member of the Core Design Pension Fund (the "Fund"). One of the Fund's assets is the sole ownership of the premises occupied during part of the year by Core Design Limited. During the 2000 fiscal year rent of L40,000 was paid to the Pension Fund.

Eidos Technologies Limited has granted a licence to certain of its video compression intellectual property to Forbidden Technologies' plc. In return, Eidos will receive a royalty stream on Forbidden Technologies' products which incorporate the technology licensed. Stephen Streater, a former executive director of Eidos, and Victor Steel, a current non-executive of Eidos, are both directors of Forbidden Technologies. Mr Streater left Eidos to found Forbidden Technologies and therefore was no longer involved with Eidos when the licence was granted. Mr Steel took no part in the discussions on either side.

                                    PART III

ITEM 15 -- DEFAULTS UPON SENIOR SECURITIES


None

ITEM 16 -- CHANGES IN SECURITIES AND CHANGES IN SECURITY
FOR REGISTERED SECURITIES AND USE OF PROCEEDS


On January 25, 2000 the shareholders approved a five for one share split. Following this the nominal value of the Ordinary Shares of the Company decreased from 10p to 2p. The ADSs were also split in a similar way.

                                    PART IV

ITEM 18 -- FINANCIAL STATEMENTS

See pages F-2 through F-43 incorporated herein by reference.


ITEM 19 -- FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements, are filed as part of this annual report:


                                                                            Page
Eidos plc
 Statement of Directors' Responsibilities.....................               F-1
 Report of Independent Auditors...............................               F-2
 Consolidated Balance Sheets as of March 31, 1999 and March
 31, 2000. ...................................................               F-3
 Consolidated Statements of Operations for the Years Ended
 March 31, 1998, 1999 and 2000. ..............................               F-4
 Consolidated Statements of Total Recognized Gains and Losses
 for the Years Ended March 31, 1998, 1999 and 2000. ..........               F-5
 Consolidated Statements of Changes in Shareholders' Equity
 for the Years Ended March 31, 1998, 1999 and 2000. ..........               F-6
 Consolidated Statements of Cashflow for the Years Ended March
 31, 1998, 1999 and 2000. ....................................               F-7
 Notes to Consolidated Financial Statements...................               F-8




(b) Exhibits

The following documents are filed as part of this annual report:


                                                                            Page
Press release dated June 20, 2000.............................               E-1
U.K. Press release dated June 13, 2000........................               E-2
U.S. Press release dated June 13, 2000........................               E-3
Press release dated March 24, 2000............................               E-4


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                       Eidos plc
                                                                    (Registrant)




                                                                /s/ Jeremy Lewis

Dated: July 5, 2000                                           Jeremy M. J. Lewis
                                                       (Chief Financial Officer)

                    [This page is intentionally left blank.]

                      EIDOS PLC AND SUBSIDIARIES
               STATEMENT OF DIRECTORS' RESPONSIBILITIES

The following statement, which should be read in conjunction with the report of the Independent Auditors set out on page F-2, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the consolidated financial statements.

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

c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and group will continue in business.

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

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Eidos plc

We have audited the accompanying consolidated balance sheets of Eidos plc and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, statements of total recognised gains and losses, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eidos plc and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended March 31, 2000 and stockholders' equity as of March 31, 2000 and 1999, to the extent summarized in Note 26 to the Consolidated Financial Statements.

London, England                                                   KPMG Audit Plc
June 12, 2000                                              Chartered Accountants
                                                          and Registered Auditor

             EIDOS PLC AND SUBSIDIARIES
             CONSOLIDATED BALANCE SHEETS


                                                                                                     March 31,         March 31,
                                                                                           Note         1999              2000
                                                                                    -----------    --------------    --------------
                                                                                                       L'000             L'000
Fixed assets
Intangible assets............................................................                10            25,939            28,305
Tangible assets..............................................................                11             5,668             6,022
Investments..................................................................                12
 Joint ventures..............................................................                                 ---             1,840
 Other investments...........................................................                              12,164            38,081
Total investments............................................................                              12,164            39,921
                                                                                                   --------------    --------------
Total fixed assets...........................................................                              43,771            74,248
                                                                                                   --------------    --------------
Current assets
Stocks.......................................................................                13             5,666            13,286
Debtors......................................................................                14            57,737            77,665
Cash at bank and in hand.....................................................                              48,220           103,449
                                                                                                   --------------    --------------
                                                                                                          111,623           194,400
Creditors: amounts falling due within one year...............................                15           (58,049)         (142,176)
                                                                                                   --------------    --------------
Net current assets...........................................................                              53,574            52,224
                                                                                                   --------------    --------------
Total assets less current liabilities........................................                              97,345           126,472
Creditors: amounts falling due after more than one year
 U.S.$ convertible bonds.....................................................                             (30,333)              ---
 Other creditors.............................................................                                (480)              (53)
                                                                                                   --------------    --------------
                                                                                             16           (30,813)              (53)
                                                                                                   --------------    --------------
Net assets...................................................................                              66,532           126,419
                                                                                                   ==============    ==============
Capital and reserves
Called up share capital......................................................                19             1,728             2,071
Share premium account........................................................                22            50,165            85,034
Other reserves...............................................................                22               707               707
Profit and loss account......................................................                22            13,932            38,607
                                                                                                   --------------    --------------
Equity shareholders' funds...................................................                22            66,532           126,419
                                                                                                   ==============    ==============


The accompanying notes are an integral part of these consolidated financial statements.

        EIDOS PLC AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                   Year ended        Year ended        Year ended
                                                                    Notes           March 31,        March 31,         March 31,
                                                                                      1998              1999              2000
                                                                --------------   --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Turnover: Group and share of joint ventures'...............                             137,234           226,284           203,265
Less: share of joint ventures..............................                                 ---               ---            (8,464)
Turnover...................................................                  3          137,234           226,284           194,801
Cost of sales..............................................                             (47,263)          (81,628)          (87,908)
                                                                                 --------------    --------------    --------------
Gross profit...............................................                              89,971           144,656           106,893
Selling and marketing expenses.............................                             (23,697)          (37,096)          (46,380)
Research and development...................................                             (29,898)          (39,619)          (47,173)
 Goodwill amortization.....................................                                 ---            (4,070)          (13,448)
 Other general and administrative..........................                             (16,902)          (24,701)          (27,255)
Total general and administrative...........................                             (16,902)          (28,771)          (40,703)
Other operating expenses...................................                                 (21)              ---               ---
                                                                                 --------------    --------------    --------------
Group operating income/(loss)                                                            19,453            39,170           (27,363)
Share of operating profit of joint ventures................                                 ---               ---               532
                                                                                 --------------    --------------    --------------
Income/(loss) from operations..............................                              19,453            39,170           (26,831)
Exceptional income/(loss) on sale of investments or
 termination of operations ................................                 12           (1,852)              ---            80,236
Net interest and similar charges...........................                  7           (1,094)           (1,250)           (4,130)
                                                                                 --------------    --------------    --------------
Income on ordinary activities before tax...................                  4           16,507            37,920            49,275
Tax on income on ordinary activities.......................                  8           (5,642)          (13,670)          (24,072)
                                                                                 --------------    --------------    --------------
Net income for the period..................................                              10,865            24,250            25,203
                                                                                 ==============    ==============    ==============
Earnings per share.........................................                  9            12.8p             28.3p             25.9p
Diluted earnings per share.................................                  9            12.2p             25.0p             23.8p


The accompanying notes are an integral part of these consolidated financial statements.

--------
(1) The earnings per share numbers for the years ended March 31, 1998 and 1999 have been restated to reflect the five for one stock split which took place on January 25, 2000.

                          EIDOS PLC AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                       1998             1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Net income for the period....................................................            10,865            24,250            25,203
Consolidation translation differences on foreign currency net investments....                26              (589)           (1,034)
                                                                                 --------------    --------------    --------------
Total recognized gains relating to the period................................            10,891            23,661            24,169
Prior period adjustment:
 relating to the period ended March 31, 1996.................................            (1,149)              ---               ---
 relating to the period ended March 31, 1997.................................           (14,457)              ---               ---
                                                                                 --------------    --------------    --------------
Total gains and losses recognized since last report..........................            (4,715)           23,661            24,169
                                                                                 ==============    ==============    ==============



The accompanying notes are an integral part of these consolidated financial statements.


Cumulative translation differences


                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
Balance brought forward                                                                     364               390              (199)
Before tax translation differences                                                           40              (921)           (1,668)
Tax benefit/(expense)                                                                       (14)              332               634
                                                                                 --------------    --------------    --------------
After tax translation differences                                                            26              (589)           (1,034)
                                                                                 --------------    --------------    --------------
Balance carried forward                                                                     390              (199)           (1,233)
                                                                                 ==============    ==============    ==============


               EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY:


                                                          Additional
                                Ordinary 2p shares           paid                         Goodwill      Profit and
                           ---------------------------        up            Other         write-off         loss
                             Shares(#)        Amount        capital        reserve         reserve         account         Total
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
                                             L'000           L'000          L'000           L'000           L'000          L'000
Balances as of
  March 31, 1997 ........    84,282,040          1,686          48,401            167          (9,270)        (10,602)        30,382
Profit for the year......           ---            ---             ---            ---             ---          10,865         10,865
Exchange differences.....           ---            ---             ---            ---             ---              26             26
Issue of new ordinary
  shares.................       423,195              8             713            ---             ---             ---            721
Share issue expenses.....           ---            ---            (140)           ---             ---             ---          (140)
Exercise of warrants and
  options................       816,530             16             313            ---             ---             ---            329
Arising on conversion of
  the bond...............        28,600              1              62            ---             ---             ---             63
Goodwill arising on
  acquisitions...........           ---            ---             ---            ---          (4,036)            ---        (4,036)
Goodwill written off on
  subsidiaries...........           ---            ---             ---            ---           2,362             ---          2,362
Goodwill written off on
  associates.............           ---            ---             ---            ---             364             ---            364
Merger relief released on
  disposal of subsidiary            ---            ---             ---            ---          (1,752)          1,752            ---
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Balances as of
 March 31, 1998 .........    85,550,365          1,711          49,349            167         (12,332)          2,041         40,936
Reclassification required
  by FRS 10..............           ---            ---             ---            ---          12,332         (12,332)           ---
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Restated balances as of
  March 31, 1998.........    85,550,365          1,711          49,349            167             ---         (10,291)        40,936
Profit for the year......           ---            ---             ---            ---             ---          24,250         24,250
Exchange differences.....           ---            ---             ---            ---             ---            (589)         (589)
Options issued during
  the year...............           ---            ---             ---            540             ---             ---            540
Exercise of warrants and
  options................       861,035             17             816            ---             ---             ---            833
Goodwill written off on
  subsidiaries...........           ---            ---             ---            ---             ---             395            395
Goodwill written off on
  associates.............           ---            ---             ---            ---             ---             167            167
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Balances as of
  March 31, 1999 ........    86,411,400          1,728          50,165            707             ---          13,932         66,532
Profit for the year......           ---            ---             ---            ---             ---          25,203         25,203
Exchange differences.....           ---            ---             ---            ---             ---          (1,034)       (1,034)
Arising on conversion of
  the bond...............    14,272,015            286          30,962            ---             ---             ---         31,248
Exercise of warrants and
  options................     2,843,025             57           3,907            ---             ---             ---          3,964
Goodwill written off on
  associates.............           ---            ---             ---            ---             ---             506            506
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
Balances as of
 March 31, 2000 .........   103,526,440          2,071          85,034            707             ---          38,607        126,419
                           ============   ============    ============   ============    ============    ============   ============



The accompanying notes are an integral part of these consolidated financial statements.

At March 31, 2000 L1,233,000 had been debited directly to the profit and loss account reserve in respect cumulative exchange differences (1999: L199,000 debit, 1998: L390,000 credit).

                    EIDOS PLC AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASHFLOW


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Operating income/(loss)......................................................            19,453            39,170           (27,363)
Depreciation of tangible fixed assets........................................             2,830             3,539             3,150
Amortization and write off of goodwill.......................................               ---             4,632            13,954
Increase in stock............................................................            (2,906)             (373)           (7,921)
Increase in debtors..........................................................            (3,664)          (28,644)          (20,628)
Increase in creditors........................................................               151            11,744            10,341
                                                                                 --------------    --------------    --------------
Net cash inflow/(outflow) from operating activities..........................            15,864            30,068           (28,467)
                                                                                 --------------    --------------    --------------
Returns on investment and servicing of finance...............................
Interest received                                                                         1,275             1,773             1,090
Bank interest paid...........................................................               ---              (420)           (2,630)
Interest paid on bond........................................................            (1,527)           (1,897)             (652)
Interest paid on finance leases..............................................              (154)             (211)              (44)
Expenses paid in connection with bond issue..................................            (1,026)              ---               ---
Other interest paid..........................................................              (171)              ---              (245)
                                                                                 --------------    --------------    --------------
                                                                                         (1,603)             (755)           (2,481)
                                                                                 --------------    --------------    --------------
Taxation
UK taxation paid.............................................................              (509)           (1,867)          (10,830)
Overseas taxation paid.......................................................              (111)           (4,618)           (5,965)
                                                                                 --------------    --------------    --------------
                                                                                           (620)           (6,485)          (16,795)
                                                                                 --------------    --------------    --------------
Capital expenditure and financial investment
Purchase of tangible fixed assets............................................            (4,229)           (2,175)           (3,602)
Sale of tangible fixed assets................................................                16                75                87
Purchase of other investments................................................           (11,746)             (570)          (36,555)
Sale of other investments....................................................               ---               ---            91,505
                                                                                 --------------    --------------    --------------
                                                                                        (15,959)           (2,670)           51,435
                                                                                 --------------    --------------    --------------
Acquisitions and disposals
Sale of businesses...........................................................               500               ---               ---
Purchase of subsidiary companies.............................................               ---           (15,378)          (14,327)
Net cash acquired with subsidiaries..........................................               ---               459               ---
Purchase of associates and joint undertakings................................            (3,208)              ---           (17,945)
                                                                                 --------------    --------------    --------------
                                                                                         (2,708)          (14,919)          (32,272)
                                                                                 --------------    --------------    --------------
Net cash (outflow)/inflow before financing...................................            (5,026)            5,239           (28,580)

Financing
Issue of new ordinary shares.................................................               330               833             3,964
Expenses paid in connection with share issue.................................              (218)              ---               ---
Proceeds from bond issue.....................................................            30,864               ---               ---
Repayment of principal under finance leases..................................              (810)             (761)             (370)
                                                                                 --------------    --------------    --------------
                                                                                         30,166                72             3,594
                                                                                 --------------    --------------    --------------
Increase/(decrease) in cash in the period....................................            25,140             5,311           (24,986)
                                                                                 ==============    ==============    ==============



The accompanying notes are an integral part of these consolidated financial statements.

                       EIDOS PLC AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1   Nature of Business and Organization

The activities of Eidos plc and subsidiaries ("Eidos," "the Company" or "the Group") during the periods presented herein were the developing and publishing of interactive software titles for PC and certain games consoles (under licence with the console manufacturer), the design, manufacture and sale of video compression and video editing software, post-production video editing and new media design and consultancy.

Currently the principal markets for the Group's products, all of which are similar in size based on turnover, are the United States, United Kingdom and Continental Europe. Asia and the rest of the World makes up a small but growing part of the Group revenue. Computer software titles are sold primarily to wholesale and retail distributors.

The computer games industry is characterized by the dominance of "hit titles"; consequently a relatively small number of titles (or franchises) will often make up a significant proportion of turnover and net income. Eidos' stated policy is to concentrate on quality titles and consequently titles which management believes to be marginal are often terminated or sub-licensed.


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

Change of accounting policy

With effect from April 1, 1997, Eidos has implemented a change in its accounting policy in respect of software development expenditure. In previous accounting periods, these costs were capitalized where technological feasibility and the ultimate commercial viability were evaluated as reasonably certain. The complexity and rate of change of the underlying technology together with increased competitiveness within the market place have brought increased difficulty to this evaluation process: this applies to both internal and external development. Consequently, all software development expenditure is now being charged to the profit and loss account in the period in which it is incurred. The comparatives for fiscal 1997 were restated to reflect the effect of this change. The effect (in the year of implementation) was a reduction of L6.1 million (1997: L14.5 million) in the profit before tax for fiscal 1998.

Basis of accounting

The financial statements are prepared in accordance with the historical cost convention. The Group has implemented new Financial Reporting Standards (FRSs) which are effective for the first time, being FRS 15 Tangible Fixed Assets and FRS 16 Current Tax. Neither of these has had a significant effect on the reported results and financial position.

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

Associated undertakings and joint arrangements

Associated undertakings are undertakings in which the Group holds a long term interest and over which it actually exercises significant influence. Joint ventures are undertakings which are jointly controlled with other entities or individuals. The Group's share of profits less losses from associated undertakings is included in the profit and loss account on the equity accounting basis. The holding value of associated and joint undertakings is based upon the Group's equity in net assets of such undertakings, as shown by the most recent accounts available.

Goodwill

Goodwill in respect of acquisitions represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising prior to April 1, 1998 has been written off immediately against reserves. Goodwill arising after April 1, 1998 has been capitalized and is being amortized in the profit and loss account over appropriate periods in accordance with FRS 10.

A charge is recognized in income in respect of any impairment in the value of goodwill. Goodwill written off directly to reserves and not previously charged to income is included in determining the income or loss on disposal of a subsidiary.

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

Investments

Investments held as fixed assets are stated at cost less provision for any impairment in value.

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

Advertising costs

Advertising costs are expensed on first showing of the advertisement. Advertising costs in fiscal 2000 were L25.2 million (1999: L20.7 million, 1998, L13.8 million).

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge, the instrument must be related to actual foreign currency assets or liabilities or to a fixed commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognized in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group's accounts.

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedge position is eliminated, the instrument is marked to market and any resulting profit or loss recognized at that time.

Convertible bond

The bond was initially stated at the amount of the net proceeds after deduction of issue costs. Exchange gains or losses on the bond were taken to the profit and loss account. No gain or loss was recognized on conversion.

Concentration of credit risk

Financial instruments potentially subject to concentration of credit risk consist principally of accounts receivable with customers. The Group performs ongoing credit evaluations of its customers as it considers necessary, and makes provisions for potential credit losses as required.

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


3   Segmental Analysis

The analysis by class of business of the Group's turnover, income before taxation and assets for the years ended March 31, 2000, March 31, 1999 and March 31, 1998 is set out below.

Turnover by class of business


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Class of business
Computer software............................................................           134,078           222,775           190,363
Video editing................................................................             3,145             3,667             4,443
Record company...............................................................                41              ---                ---
                                                                                 --------------    --------------    --------------
                                                                                        137,264           226,442           194,806
Inter-segment revenue........................................................               (30)             (158)               (5)
                                                                                 --------------    --------------    --------------
                                                                                        137,234           226,284           194,801
                                                                                 ==============    ==============    ==============



Income/(loss) on ordinary activities before tax


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Class of business
Computer software............................................................            18,738            38,702            49,897
Video editing................................................................              (620)             (782)             (622)
Record Company...............................................................            (1,611)              ---               ---
                                                                                 --------------    --------------    --------------
                                                                                         16,507            37,920            49,275
                                                                                 ==============    ==============    ==============


Assets

                                                                         Gross assets                     Long-lived assets
                                                               --------------------------------    --------------------------------
                                                                 Year ended        Year ended        Year ended        Year ended
                                                                  March 31,         March 31,         March 31,         March 31,
                                                                    1999              2000              1999              2000
                                                                --------------   --------------    --------------    --------------
                                                                    L'000             L'000            L'000             L'000
Class of business
Computer software..........................................            152,393          266,319            42,434            73,115
Video editing..............................................              3,000            2,329             1,337             1,133
                                                                --------------   --------------    --------------    --------------
                                                                       155,393          268,648            43,771            74,248
                                                                ==============   ==============    ==============    ==============



Turnover by destination

The Group manages its computer software business by geographical area.

Eidos has offices in the United Kingdom, United States, France, Germany, Japan and Singapore. The latter two do not generate significant income in relation to the remainder of the Group and are included within the `Rest of World' segment. The French and German offices sell to other French and German speaking European countries (namely Belgium, Austria and Switzerland). For reporting purposes these territories are included within `Rest of Europe'.

The turnover is attributable to the Group's principal activities and arose in the following geographical areas:


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,        March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
United Kingdom...............................................................            26,287            36,442            40,085
Continental Europe...........................................................            53,124            99,868            79,782
U.S..........................................................................            49,456            78,476            63,719
Rest of World................................................................             8,367            11,498            11,215
                                                                                 --------------    --------------    --------------
                                                                                        137,234           226,284           194,801
                                                                                 ==============    ==============    ==============



Sales to Continental Europe can be divided further as follows:


                                                  Year ended        Year ended
                                                   March 31,         March 31,
                                                     1999              2000
                                                --------------    --------------
                                                    L'000             L'000
Germany.....................................            45,578            23,488
France......................................            32,949            21,181
Rest of Europe..............................            21,341            35,113
                                                --------------    --------------
                                                        99,868            79,782
                                                ==============    ==============



This analysis is not available for earlier years.

Turnover by origination


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
United Kingdom...............................................................            46,134            63,081            73,270
Germany......................................................................            17,917            45,563            27,311
France.......................................................................            22,129            33,496            26,222
U.S..........................................................................            51,054            82,185            65,598
Rest of World................................................................               ---             1,959             2,400
                                                                                 --------------    --------------    --------------
                                                                                        137,234           226,284           194,801
                                                                                 ==============    ==============    ==============



Inter-segment sales


                                   By origination                                        By destination
                  -------------------------------------------------    --------------------------------------------------
                    Year ended       Year ended        Year ended        Year ended        Year ended        Year ended
                     March 31,        March 31,         March 31,         March 31,         March 31,         March 31,
                       1998             1999              2000              1998              1999              2000
                  --------------    --------------    -------------    --------------    --------------    --------------
                      L'000             L'000             L'000             L'000            L'000             L'000
United Kingdom            45,748            77,989            65,09             6,408            11,068            11,914
Germany......                ---               ---               11            14,661            27,949            20,398
France.......                 19               ---               --            11,052            21,953            22,847
U.S..........                ---             4,604            10,20            13,646            20,519            20,019
Rest of World                ---                19             1,07               ---             1,123             1,259
                  --------------    --------------    -------------    --------------    --------------    --------------
                          45,767            82,612            76,47            45,767            82,612            76,437
                  ==============    ==============    =============    ==============    ==============    ==============




Turnover to unaffiliated customers


                             Year ended                         Year ended                          Year ended
                              March 31,                          March 31,                           March 31,
                                1998                               1999                                2000
                  --------------------------------   --------------------------------    --------------------------------
                       Home            Export             Home             Export             Home             Export
                      Sales             Sales             Sales             Sales            Sales             Sales
                  --------------    --------------    -------------    --------------    --------------    --------------
                      L'000             L'000             L'000             L'000            L'000             L'000
United Kingdom            26,306            19,828            36,42            26,639            39,964            33,306
Germany......             17,917               ---            45,53               ---            23,317             3,994
France.......             22,129               ---            32,96               550            21,180             5,042
U.S..........             48,436             2,618            76,51             5,644            61,305             4,293
Rest of World                ---               ---             1,99               ---             2,400               ---
                  --------------    --------------    -------------    --------------    --------------    --------------
                         114,788            22,446           193,41            32,833           148,166            46,635
                  ==============    ==============    =============    ==============    ==============    ==============


A further breakdown of the export sales by the United Kingdom are:


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              2000              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Europe.......................................................................            13,178            20,879            26,410
U.S..........................................................................               903             1,935             2,313
Rest of World................................................................             5,747             3,825             4,583
                                                                                 --------------    --------------    --------------
                                                                                         19,828            26,639            33,306
                                                                                 ==============    ==============    ==============



The above analysis does not include Eidos' share of turnover from the joint ventures (L8.5 million). This originates from Spain and all relates to a single business segment, computer software. In addition turnover originating from the UK includes sales to the joint ventures in Spain of L3.9 million after provisions.

Income/(loss) on ordinary activities before tax


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Geographical segment
United Kingdom...............................................................            11,064            29,425            (2,059)
Germany......................................................................             1,258             5,858            (3,538)
France.......................................................................             1,577             4,097              (459)
Spain (joint ventures).......................................................               ---               ---               493
U.S..........................................................................             2,608            (1,444)          (25,531)
Rest of World................................................................               ---               (16)              133
                                                                                 --------------    --------------    --------------
                                                                                         16,507            37,920           (30,961)
Profit on disposal of investments -- United Kingdom..........................               ---               ---            80,236
                                                                                 --------------    --------------    --------------
                                                                                         16,507            37,920            49,275
                                                                                 ==============    ==============    ==============


Assets


                                                                         Gross assets                     Long-lived assets
                                                               --------------------------------    --------------------------------
                                                                   March 31,        March 31,         March 31,         March 31,
                                                                     1999             2000              1999              2000
                                                                --------------   --------------    --------------    --------------
                                                                    L'000             L'000            L'000             L'000
Geographical segment
United Kingdom.............................................             63,441          188,444            16,569            56,616
Germany....................................................             17,102           13,835               124               127
France.....................................................              8,576            5,698               132               124
Spain (joint ventures).....................................                ---            4,682               ---               258
U.S........................................................             64,471           55,240            26,862            17,035
Rest of World..............................................              1,803              749                84                88
                                                                --------------   --------------    --------------    --------------
                                                                       155,393          268,648            43,771            74,248
                                                                ==============   ==============    ==============    ==============




4   Income/(Loss) on Ordinary Activities Before Tax


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
This is stated after charging:
Auditors' remuneration for audit.............................................               151               205               255
Other fees paid to the auditors and their associates*........................               395               569               757
Depreciation of tangible fixed assets held under finance leases..............               824               790               383
Depreciation of tangible owned fixed assets..................................             2,006             2,749             2,767
Write off of goodwill:
 Included within normal operating costs......................................               364               562               506
 Included within exceptional non-operating costs.............................             2,362               ---               ---
Hire of plant and machinery -- operating leases..............................               308               439               606
Hire of other assets -- operating leases.....................................             1,088             1,269             2,133


--------
* This includes L40,000 paid to the previous auditor in the year ended March 31, 1999 (1998: L165,000). In addition to the above, fees of L354,000 in the year ended March 31, 2000 (1999: L507,000, 1998: Lnil) were paid to the current auditor and capitalized as acquisition costs.

5   Directors' Emoluments and Related Party Transactions


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Directors' emoluments
Salary payments..............................................................             2,910             6,460             7,137
Fees.........................................................................               150               104                74
Company pension contributions................................................                98                94               113
Other benefits...............................................................               147               201               236
                                                                                 --------------    --------------    --------------
                                                                                          3,305             6,859             7,560
                                                                                 ==============    ==============    ==============




Retirement benefits are accruing to 6 (1999:6) directors under the Group's main pension plan. In addition 1 director (1999: 1) has benefits accruing under the Core Design Pension Plan.



Interests in share options

Details of options held by directors are set out below:


                                                                                              Date from
                        April 1,       Exercised in                          Exercise           which
                        1999(1)          period(2)      March 31, 2000       price(1)        exercisable       Expiry date
                     --------------    --------------   --------------    --------------    --------------    --------------
I. Livingstone..            221,065               ---          221,065            158.40          04/03/99          04/01/03
                             18,935               ---           18,935            158.40          04/03/99          04/01/06
                         282,880(3)               ---          282,880            135.00          01/01/97          03/31/01
C. H. D. Cornwall            93,500           (93,500)             ---             68.67               ---               ---
                            163,500          (163,500)             ---             70.00               ---               ---
                          1,075,000               ---        1,075,000            117.00          10/14/01          10/13/05
                            175,000          (118,000)          57,000            158.40          04/03/99          04/01/03
M. McGarvey ....             27,300           (27,300)             ---             23.00               ---               ---
                             97,180           (97,180)             ---            163.10               ---               ---
                            125,520               ---          125,520            171.50          10/16/00          10/14/04
                          1,000,000               ---        1,000,000            117.00          10/14/01          10/13/05
J. Heath-Smith..            180,870               ---          180,870            156.80          04/25/99          04/24/03
                             19,130               ---           19,130            156.80          04/25/99          04/24/06
J. M. J. Lewis..            746,810               ---          746,810            156.67          09/11/01          09/10/05
                             19,145               ---           19,145            156.67          09/11/01          09/10/08
S. R. Protheroe.             70,000               ---           70,000            158.40          04/03/99          04/01/03
                             50,000               ---           50,000             68.67          07/21/97          07/19/04
                            100,000               ---          100,000             70.00          03/11/98          03/09/05


--------
(1) Restated to reflect the five for one stock split which took place on January 25, 2000.
(2) The options exercised in the year were all exercised on June 10, 1999 when the market price was 410.0p (restated to reflect stock split).

(3) Effective holding shown. Mr Livingstone holds an option to purchase shares in Eidos Interactive Limited which upon exercise are exchangeable for shares in the Company.

The market price of shares in Eidos plc was 393.0p on March 31, 2000 and 550.0p on June 20, 2000. The highest price during the year was 1273.2p and the lowest was 347.5p.

All options give the holders the rights to acquire shares on a one for one basis.

Related party disclosures

(a) Jeremy Heath-Smith, a director and Executive Officer of the Company, is a member of the Core Design Pension Fund (the "Fund"). One of the Fund's assets is the sole ownership of the premises occupied by Core Design Limited. During the year rent of L40,000 was paid to the Pension Fund.

(b) During the current year the Group advanced L6.1 million to its associated companies as royalties and advances on games being developed for the Group. In addition, it paid L1.0 million to Eidopt AS (joint venture) to fund its research into a games storage device.

(c) In July 1999 Eidos acquired a 75% stake in Proein SA. In the period since acquisition Eidos sold games to Proein for a total of L3.9 million after provisions. These games were all sold on an arm's length basis. In addition in the same period Eidos paid L0.8 million to Pyro Studios SL (in which Eidos acquired a 25% stake) as royalties and for the development of games for Eidos. At March 31, 2000 Eidos was owed L1.7 million by Proein (via a third party distributor) and owed Pyro L326,000.

(d) Eidos Technologies Limited has granted a licence to certain of its video compression intellectual property to Forbidden Technologies plc. In return, Eidos will receive a royalty stream on Forbidden Technologies' products which incorporate the technology licensed. Stephen Streater, a former executive director of Eidos, and Victor Steel, a current non-executive director of Eidos, are both directors of Forbidden Technologies. Mr Streater left Eidos to found Forbidden Technologies and therefore was no longer involved with Eidos when the licence was granted. Mr Steel took no part in the discussions on either side.

All inter-company transactions are required to be on an arm's length basis.


6   Employee Information

The average weekly number of persons (including executive directors) employed by the Group and total costs during the periods indicated below were:


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
By activity
Corporate....................................................................                17                18                26
Computer entertainment software..............................................               354               458               485
Video editing, post production and new media.................................                63                68                72
Record company...............................................................                 2               ---               ---
                                                                                 --------------    --------------    --------------
                                                                                            436               544               583
                                                                                 ==============    ==============    ==============




                                                                                      L'000            L'000             L'000
Staff costs
Wages and salaries...........................................................            18,048            27,006            32,526
Social security costs........................................................             1,747             3,185             3,763
Pension costs................................................................               459               584               858
                                                                                 --------------    --------------    --------------
                                                                                         20,254            30,775            37,147
                                                                                 ==============    ==============    ==============


7   Net Interest and Similar Charges


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Interest payable
Group
Bank loans and overdrafts....................................................              (171)             (665)           (3,868)
Convertible bond.............................................................            (2,050)           (2,143)             (984)
Finance leases...............................................................              (154)             (211)              (43)
Other interest...............................................................               ---               ---              (297)
                                                                                 --------------    --------------    --------------
                                                                                         (2,375)           (3,019)           (5,192)
Share of joint ventures'.....................................................               ---               ---               (48)
                                                                                 --------------    --------------    --------------
                                                                                         (2,375)           (3,019)           (5,240)
                                                                                 --------------    --------------    --------------
Interest receivable
Group........................................................................             1,281             1,769             1,100
Share of joint ventures'.....................................................               ---               ---                10
                                                                                 --------------    --------------    --------------
                                                                                          1,281             1,769             1,110
                                                                                 --------------    --------------    --------------
Net interest and similar charges.............................................            (1,094)           (1,250)           (4,130)
                                                                                 ==============    ==============    ==============




8   Tax on Income/(Loss) on Ordinary Activities


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
UK Corporation tax...........................................................             3,127             8,629            25,711
Overseas taxation............................................................             2,515             5,405            (1,918)
Deferred taxation............................................................               ---               339               628
                                                                                 --------------    --------------    --------------
                                                                                          5,642            14,373            24,421
Adjustment in respect of prior years: Overseas taxation......................               ---              (703)             (349)
                                                                                 --------------    --------------    --------------
                                                                                          5,642            13,670            24,072
                                                                                 ==============    ==============    ==============
Of which:
 Arising on the disposal of investments......................................               ---               ---            24,586
 Remaining Group taxation....................................................             5,642            13,670              (746)
 Joint ventures' taxation....................................................               ---               ---               232
                                                                                 --------------    --------------    --------------
                                                                                          5,642            13,670            24,072
                                                                                 ==============    ==============    ==============


Income taxes

Total income tax expense differs from the amounts computed by applying the U.K. statutory income tax rate of 30% (1999: 31%, 1998: 31%) to income/(loss) before taxes, as a result of the following:


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999             2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
In thousands
U.K. statutory rate..........................................................             5,117            11,755            14,783
Difference between overseas and U.K. tax rate................................               405             3,210            (2,605)
Permanent disallowables......................................................               334               192             5,946
Deferred tax asset not recognized, net.......................................             1,329              (102)            3,670
Utilization of brought forward losses........................................            (2,083)           (2,092)              (39)
Non-recognition of U.K. capital losses carried forward.......................               540               ---               ---
Other differences............................................................               ---               707             2,317
                                                                                 --------------    --------------    --------------
Provision....................................................................             5,642            13,670            24,072
                                                                                 ==============    ==============    ==============



As of March 31, 2000 the Group had net operating loss carry forwards of approximately L25.2 million available to relieve taxable income in future periods. This includes L16 million acquired tax losses which arose during the year ended March 31, 1999 on the acquisition of Crystal Dynamics. The majority of the losses will be available for the next twelve to fourteen years.


9   Earnings/(loss) Per Share

The calculations of earnings per share are based on the following information. All numbers (including the comparatives) reflect the five for one share split which took place on January 25, 2000.

Weighted average number of shares:


                                                                               Year ended         Year ended         Year ended
                                                                                March 31,          March 31,          March 31,
                                                                                  1998               1999               2000
                                                                            ----------------    ----------------    ----------------
                                                                           Number of shares    Number of shares    Number of shares
For basic earnings per share..........................................           84,717,305          85,689,145          97,221,713
Conversion of convertible debt........................................           13,108,965          14,272,090           4,753,655
Exercise of share options.............................................            1,227,435           2,214,045           4,842,924
                                                                           ----------------    ----------------    ----------------
For diluted earnings per share........................................           99,053,705         102,175,280         106,818,292
                                                                           ================    ================    ================



                                                      Basic                                              Diluted
                                 ------------------------------------------------   ------------------------------------------------
                                 Restated Year      Year ended       Year ended     Restated Year      Year ended       Year ended
                                  ended March       March 31,        March 31,       ended March        March 31,        March 31,
                                    31, 1998            1999             2000           31, 1998           1999             2000
                                 -------------    -------------     -------------    -------------    -------------    -------------
                                     L'000            L'000            L'000            L'000             L'000            L'000
Net income/(loss) for
 the year...................            10,865           24,250            25,203           10,865           24,250           25,203
Interest saved on
 conversion of deb..........               ---              ---               ---            1,263            1,327              226
                                 -------------    -------------     -------------    -------------    -------------    -------------
Earnings/(loss).............            10,865           24,250            25,203           12,128           25,577           25,429
                                 =============    =============     =============    =============    =============    =============




                                   Pence per        Pence per        Pence per        Pence per         Pence per        Pence per
                                     share            share            share            share             share            share
Earnings/(loss)............               12.8             28.3              25.9             12.2             25.0             23.8
                                 =============    =============     =============    =============    =============    =============



The diluted earnings per share for the year ended March 31, 1998 has been restated in accordance with Financial Reporting Standard No. 14.


10  Intangible Assets


                                                                      Total
                                                                  --------------
                                                                      L'000
Goodwill
Cost
At April 1, 1999..............................................            30,009
Additions.....................................................            15,745
Exchange adjustments..........................................                69
                                                                  --------------
At March 31, 2000.............................................            45,823
                                                                  --------------
Amortization
At April 1, 1999..............................................             4,070
Charge for the period.........................................            13,448
                                                                  --------------
At March 31, 2000.............................................            17,518
                                                                  --------------
Net book value
At March 31, 2000.............................................            28,305
                                                                  ==============
At March 31, 1999.............................................            25,939
                                                                  ==============



Additions in the year relate to the acquisition of Proein and Pyro which have been accounted for as joint ventures (see note 12). Goodwill has been calculated based on consideration, net of expenses, of L17,945,000 which was paid during the year and the fair value of net assets acquired of L2,200,000.

Goodwill amortisation on Proein, Pyro and Crystal Dynamics (acquired in 1999) has been calculated based on the three year estimated useful economic life as detailed in note 1.

11  Tangible Assets


                                      Leasehold          Fixtures and          Computer
                                     improvements          fittings           equipment         Motor vehicles          Total
                                   ----------------    ----------------    ----------------    ----------------    ----------------
                                        L'000               L'000               L'000               L'000               L'000
Cost
At April 1, 1999..............                2,065               2,235               8,434                 472              13,206
Additions.....................                1,349                 347               2,053                 ---               3,749
Disposals.....................                 (299)               (132)               (617)               (203)             (1,251)
                                   ----------------    ----------------    ----------------    ----------------    ----------------
At March 31, 2000.............                3,115               2,450               9,870                 269              15,704
                                   ----------------    ----------------    ----------------    ----------------    ----------------
Depreciation
At April 1, 1999..............                  516               1,215               5,632                 175               7,538
Charge for the period.........                  379                 526               2,130                 115               3,150
Eliminated in respect of
 disposals ...................                 (299)               (108)               (471)               (128)             (1,006)
                                   ----------------    ----------------    ----------------    ----------------    ----------------
At March 31, 2000.............                  596               1,633               7,291                 162               9,682
                                   ----------------    ----------------    ----------------    ----------------    ----------------
Net book value
At March 31, 2000.............                2,519                 817               2,579                 107               6,022
                                   ================    ================    ================    ================    ================
Net book value
At March 31, 1999.............                1,549               1,020               2,802                 297               5,668
                                   ================    ================    ================    ================    ================



The net book value of tangible fixed assets includes an amount of L146,000 (1999: L490,000) in respect of assets held under finance leases.


12  Investments


                                                                              Associated            Other
                                                        Joint ventures       undertakings        investments            Total
                                                       ----------------    ----------------    ----------------    ----------------
                                                                                L'000               L'000               L'000
Cost
At April 1, 1999..................................                  ---                   4              12,160              12,164
Additions in the period...........................                1,840                 ---              36,555              38,395
Disposals.........................................                  ---                 ---             (10,638)            (10,638)
                                                       ----------------    ----------------    ----------------    ----------------
At March 31, 2000.................................                1,840                   4              38,077              39,921
                                                       ================    ================    ================    ================



In March 2000 Eidos sold the majority of its holding in Opticom ASA ("Opticom") for a total of L91.5 million excluding costs. Eidos now owns 336,052 shares in Opticom representing less than 5% of that company's share capital, valued at L38.2 million, based on the closing price on March 31, 2000. Opticom is a Norwegian based company listed on the Norwegian Stock Exchange and is a leader in the research and development of polymer based storage and processing devices and has significant interests in internet technologies.

On July 29, 1999 Eidos acquired 75% of Proein SA, a Spanish distributor and an effective holding of 25% in the related games developer, Pyro Studios SL for U.S. $28 million. Both acquisitions are being accounted for as joint ventures because of the joint control arrangements.

In addition, Eidos acquired 19.96% of Maximum Holdings, Inc., a U.S. Internet company for U.S. $55 million. Following the acquisition, Maximum Holdings merged with another Internet company, DVD Express, Inc., and changed its name to Express.com. This diluted Eidos' holding down to 12.6%. Eidos is not able to exercise significant influence on the company and accordingly the investment is treated as a trade investment and held at cost. Management acknowledges that Express.com is operating in a volatile sector. It is actively considering certain strategic measures, including possible acquisitions or mergers together with its current financing structure. Management will continue to monitor the carrying value of this investment closely.

Interests in Group undertakings

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiaries and joint and associated undertakings whose results or financial position, in the opinion of the directors, principally affected the financial statements of the Group:

                                                                                                   Other
                                    Country of                               Description of        group
Subsidiary undertakings             incorporation    Nature of business       shares held         companies           Company
-----------------------             ---------------  ------------------     ---------------    ---------------    ---------------
Eidos Interactive Limited           England and       Developer and         Ordinary L1                     ---                 100%
                                     Wales            Publisher of          shares each
                                                      computer software     and `A'
                                                                            ordinary L0.05
                                                                            shares each
Eidos Interactive Inc               USA               Developer and         Common                        100%                   ---
                                                      Publisher of          stock $0.001
                                                      computer software     par value
Crystal Dynamics Inc                USA               Developer of          Common                        100%                   ---
                                                      computer software     stock no par
                                                                            value
Core Design Limited                 England and       Developer of          Ordinary L1                   100%                   ---
                                     Wales            computer software     shares
Eidos Interactive France SARL       France            Publisher of          Ordinary                      100%                   ---
                                                      computer software     Shares of
                                                                            100FFr
Eidos Interactive (Deutschland)     Germany           Publisher of          DM 50,000                     100%                   ---
 GmbH                                                 computer software
Eidos Interactive KK                Japan             Publisher of          100 million Yen                ---                  100%
                                                      computer software
Eidos Interactive Pte Limited       Singapore         Publisher of          Ordinary S$1                   ---                  100%
                                                      computer software     shares
Glassworks Productions              England and       Video editing         "A" Ordinary                   ---                   85%
 Limited                             Wales                                  shares of
                                                                            L0.01 each
                                                                            and "B"
                                                                            Ordinary
                                                                            Shares of
                                                                            L0.01 each
Eidos Technologies Limited          England and      Developer of           Ordinary                       ---                  100%
                                     Wales           computer software      L1 shares
Eidoscope Limited                   England and      New media              Ordinary                       ---                  100%
                                     Wales                                  L1 shares
Joint ventures
------------------
Proein SA                           Spain            Publisher of           Common                         75%                   ---
                                                     computer software      shares of
                                                                            1,000 Pesetas
                                                                            each
Pyro Studios SL                     Spain            Developer of           Common                        25%*                   ---
                                                     computer software      shares of
                                                                            1,000 Pesetas
                                                                            each
Eidopt AS                           Norway           Research and           Ordinary                       ---                   50%
                                                     development            shares


                                                                                                    Other
                                    Country of                              Description of          group
Associated undertakings             incorporation    Nature of business      shares held          companies           Company
-----------------------             ---------------  ------------------     ---------------    ---------------    -------------
Innerloop Technologies AS           Norway           Developer of           Ordinary                 ---                   37%
                                                     computer software      shares
Hothouse Holdings Limited           England          Developer of           Ordinary                 ---                   25%
  (formerly Clockwork                                computer software      shares
  Holdings Limited)
Silicon Dreams Studio Limited       England          Developer of           Ordinary                 ---                   25%
                                                     computer software       shares
Sports Interactive Limited          England          Developer of           Ordinary                 25%                   ---
                                                     computer software      shares



All the above companies operated principally in their country of incorporation.

* Effective holding shown.


13  Stocks


                                                   March 31,        March 31,
                                                     1999             2000
                                                --------------    --------------
                                                    L'000             L'000
Raw materials and consumables...............               371               496
Finished goods..............................             5,295            12,790
                                                --------------    --------------
Stocks (net of provisions of L2,685,000,
 1999: L764,000) ...........................             5,666            13,286
                                                ==============    ==============




14  Debtors


                                                   March 31,        March 31,
                                                     1999             2000
                                                --------------    --------------
                                                    L'000             L'000
Amounts falling due within one year:
Trade debtors...............................            44,271            61,069
Prepaid licences............................             6,532             9,582
Deferred tax asset (note 18)................             1,896             1,268
Other debtors...............................             2,226             2,085
Prepayments and accrued income..............             2,812             3,661
                                                --------------    --------------
                                                        57,737            77,665
                                                ==============    ==============



Included within prepaid licences is L6,264,000 in respect of periods that extend beyond one year (1999: L2,639,000).

Trade debtors are shown net of provisions for returns and doubtful accounts as follows:


                                                                      L'000
Provisions brought forward at April 1, 1999...................            14,506
Provisions usage..............................................           (60,164)
New provisions posted.........................................            75,035
                                                                  --------------
Provisions carried forward at March 31, 2000..................            29,377
                                                                  ==============



The majority of new provisions posted relate to returns and have been deducted from turnover.

15  Creditors, Amounts Falling Due Within One Year


                                                    March 31,        March 31,
                                                     1999             2000
                                                --------------    --------------
                                                    L'000             L'000
Bank loans and overdrafts...................               ---            80,616
Trade creditors.............................             9,692            14,656
Royalty creditors...........................             4,968             8,380
Obligations under finance leases............               363               148
Other taxes and social security costs.......             3,815             5,960
Other creditors.............................            16,556               287
Accruals....................................             8,967            11,949
Corporation tax.............................            13,688            20,180
                                                --------------    --------------
                                                        58,049           142,176
                                                ==============    ==============



Other creditors at March 31, 1999 included L14.3 million deferred consideration (and interest) due on the acquisition of Crystal Dynamics. This was paid on April 1, 1999.

At March 31, 2000 bank loans and overdrafts included term loans of L79,645,000. These were denominated in Sterling, U.S.$ and Euros and were settled on April 3, 2000. They all bore interest of between 2 and 2.25% over LIBOR.

The balance of L971,000 was the net U.K. overdraft (which also bears interest at 2% over LIBOR).

The loans and overdraft facilities are secured by a fixed and floating charge over the assets of the Group. The banking facilities contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to create liens over its assets, transfer or lease substantial portions of assets and to enter into certain consolidations or mergers.


16  Creditors, Amounts Falling Due After More Than One Year


                                                   March 31,        March 31,
                                                     1999             2000
                                                --------------    --------------
                                                    L'000             L'000
U.S.$ 6.25% Convertible Bonds...............            30,333               ---
Obligations under finance leases:
 Due between one and two years..............               137                53
 Due between two and five years.............                15               ---
Other creditors.............................               328               ---
                                                --------------    --------------
                                                        30,813                53
                                                ==============    ==============



In April 1997 the Group issued U.S.$50 million of 6.25% convertible bonds. The bonds were convertible after August 31, 1997 and on or prior to July 24, 2002 into ordinary shares of 2p each of Eidos at an initial conversion price of L2.19 per share and with a fixed rate of exchange on conversion of U.S.$1.5965 = L1.00. Convertible bonds were stated net of issue costs. During 1998 U.S.$100,000 of bonds were converted. During 2000 the remaining U.S.$49.9 million were converted.

17  Derivatives and other Financial Instruments

Item 9A Qualitative and Quantitative Disclosures About Market Risk provides an explanation of the role that financial instruments have had during the period in creating or changing the risks the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

Certain financial assets such as investments in subsidiary, joint and associated undertakings are excluded from the scope of these disclosures.

Short-term debtors and creditors have also been excluded from the disclosure, other than the currency disclosures.


Interest rate risk profile of financial liabilities

The interest rate profile of the Group's financial liabilities at March 31, 2000 was:


                                                                                         Floating rate
                                                                                     financial liabilities            Total
                                                                                     ---------------------    ---------------------
                                                                                             L'000                    L'000
Currency
Sterling.........................................................................                   51,971                   51,971
US dollar........................................................................                   26,250                   26,250
Euros............................................................................                    2,395                    2,395
                                                                                     ---------------------    ---------------------
                                                                                                    80,616                   80,616
                                                                                     =====================    =====================



There were no fixed rate or non-interest bearing financial liabilities at March 31, 2000. The floating rate financial liabilities all bore interest at rates based on LIBOR.


Currency exposures

The Group's objective in managing the currency exposures is to minimise gains and losses arising in its overseas subsidiaries. The Company provides working capital to its overseas subsidiaries in their functional currencies and hedges its exposure in accordance with company policy.

The table below shows the Group's currency exposures, i.e. those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. These exposures were as follows:


                                                         Net foreign currency monetary assets/(liabilities)
                                                                            French        Singapore       Japanese
                             US dollar       Euros        Deutschmark        Franc          dollar           Yen            Total
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
                               L'000           L'000          L'000           L'000          L'000           L'000           L'000
Functional currency
 of group operation
Sterling................         26,691         (2,181)         13,697          1,962              80            (156)        40,093
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
at March 31, 2000.......         26,691         (2,181)         13,697          1,962              80            (156)        40,093
                           ============   ============    ============   ============    ============    ============   ============
                           ------------   ------------    ------------   ------------    ------------    ------------   ------------
at March 31, 1999.......         22,087            ---           8,236          2,909             230             998         34,460
                           ============   ============    ============   ============    ============    ============   ============



The amounts shown in the table above take into account the effect of forward contracts entered into to manage these currency exposures.


Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at March 31, 2000 were as follows:


                                                        1999            2000
                                                    ------------    ------------
                                                        L'000          L'000
In one year or less.............................             ---          80,616
In more than one year but not more than two
years...........................................             ---             ---
In more than two years but not more than five
years...........................................          30,994             ---
In more than five years.........................             ---             ---
                                                    ------------    ------------
Total...........................................          30,994          80,616
                                                    ============    ============




Borrowing facilities

As discussed in note 15, at March 31, 2000 the Group had term loans totalling L79,645,000 and had drawn down L971,000 of the L5 million overdraft facility. The loans and overdraft were repaid on April 3, 2000. On June 9, 2000 banking facilities were renewed for a further two years with a maximum draw down (available at specified times in the year) of L50 million. These facilities are secured by a fixed and floating charge over the assets of the Group.

Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at March 31, 2000.


                                                                             1999                                2000
                                                               --------------------------------    --------------------------------
                                                                 Book value        Fair value        Book value        Fair value
                                                                --------------   --------------    --------------    --------------
                                                                    L'000             L'000            L'000             L'000
Primary financial instruments held or issued to finance the
 Group's operations
Long-term borrowings.......................................            (30,994)         (58,597)              ---               ---
Short-term borrowings......................................                ---              ---           (80,616)          (80,616)
Financial assets:
 Investments...............................................             12,160           25,165            39,921            80,586
 Cash......................................................             48,220           48,220           103,449           103,449
Derivative financial instruments held to manage the
 currency profile
Forward foreign currency contracts.........................                ---              (29)              ---               ---



The fair values of the forward currency contracts have been determined by a comparison of spot exchange rates at the year end with contracted exchange rates.

The fair values of listed investments have been determined using published prices at the year end. All other investments have been valued at cost, as this is not significantly different from their fair values.


Gains and losses on hedges

The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:


                                                                                      Gains            Losses             Net
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Unrecognised gains and losses on hedges at April 1, 1999.....................               ---               (29)              (29)
Gains and losses arising in previous years that were recognised in 2000......               ---                29                29
                                                                                 --------------    --------------    --------------
Gains and losses arising before April 1, 1999 that were not recognised in
 2000 .......................................................................               ---               ---               ---
Gains and losses arising in 2000 that were not recognised in 2000                           ---               ---               ---
                                                                                 --------------    --------------    --------------
Unrecognised gains and losses on hedges at March 31, 2000....................               ---               ---               ---
                                                                                 ==============    ==============    ==============



During the year the Company recognised gains of L823,000 on forward foreign currency contracts. These all arose and were recognised in the profit and loss account in the year.

At March 31, 2000 a currency forward to sell U.S.$50 million was taken out. The contract matures on March 31, 2001. This has no fair value on March 31, 2000.

18  Deferred Taxation


                                                   March 31,         March 31,
                                                     1999              2000
                                                --------------    --------------
                                                    L'000             L'000
Unrecognized
Excess of tax allowances over book
 depreciation of fixed assets ..............              (760)             (717)
Other timing differences....................            (6,581)           (7,374)
Tax effect of losses carried forward........            (1,002)           (1,040)
                                                --------------    --------------
Unrecognized deferred tax asset.............            (8,343)           (9,131)
                                                ==============    ==============




                                                   March 31,         March 31,
                                                     1999              2000
                                                --------------    --------------
                                                    L'000             L'000
Recognized
Tax effect of losses carried forward........              (619)           (1,268)
Other timing differences....................            (1,277)              ---
                                                --------------    --------------
                                                        (1,896)           (1,268)
                                                ==============    ==============




19  Share Capital


                                                   March 31,         March 31,
                                                     1999              2000
                                                --------------    --------------
                                                    L'000             L'000
Authorized
March 31, 1999 : 28,500,000 Ordinary Shares
 of 10p each ...............................             2,850               ---
March 31, 2000 : 142,500,000 Ordinary Shares
 of 2p each ................................               ---             2,850
                                                ==============    ==============
Allotted, called up and fully paid
March 31, 1999 : 17,282,280 Ordinary Shares
 of 10p each ...............................             1,728               ---
March 31, 2000 : 103,526,440 Ordinary Shares
 of 2p each ................................               ---             2,071
                                                ==============    ==============



On January 25, 2000 a five for one stock split took place. All share movements during fiscal 2000 reflect the new 2p ordinary shares.

In 2000 2,703,500 ordinary 2p shares were allotted following the exercise of Eidos options, 139,525 were allotted in conjunction with the U.S. stock purchase plan and 14,272,015 were allotted following the conversion of the convertible bond.

During fiscal 1999 162,257 ordinary 10p shares were allotted following the exercise of Eidos options and 9,950 were allotted in conjunction with the U.S. stock purchase plan. During 1998 163,306 ordinary 10p shares were allotted following the exercise of Eidos options and 5,720 following the conversion of $100,000 of bonds.

On April 1, 1997, 29,639 ordinary 10p shares were allotted to acquire a minority state in Black Dragon Productions, Inc. and on April 21, 1997 55,000 ordinary 10p shares were allotted to acquire a minority stake in Sports Interactive Limited.

On April 22, 1996, 5,739,088 ordinary 10p shares were placed on the market following the acquisition of CentreGold plc. On December 12, 1996, 3,000,000 ordinary 10p shares were placed on the market, following the ADR issue and Nasdaq listing. On August 30, 1996 30,850 ordinary 10p shares were allotted to acquire 85% of Naked Records Limited. In addition, between August 8, 1996 and March 14, 1997, 203,878 ordinary 10p shares were allotted to acquire minority stakes in Hothouse Holdings Limited, Pure Entertainment Limited, Innerloop Technologies and Tigon Software Limited and between April 25, 1996 and February 26, 1997, 516,929 ordinary 10p shares were allotted following the exercise of Eidos Interactive share options and warrants, and Eidos options and warrants.

On October 18, 1995, 1,680,000 ordinary 10p shares were placed on the market and 2,933,162 ordinary 10p shares were issued as consideration for the acquisition of Domark Group Limited, Simis Limited and the Big Red Software Company Limited. On November 17, 1995, 85,000 ordinary 10p shares were issued in consideration for future royalties at 538p per share.


20  Stock Options

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

Options are generally exercisable three years after being granted and are on a one share for one option basis with no specific performance criteria. Options held under the Crystal Dynamics Stock Option Plan were already vested on November 5, 1998 (date of the acquisition).

During 1999 the Company launched an Inland Revenue approved SAYE Share Scheme ("Sharesave Scheme") for all U.K. employees. Similar schemes were rolled out to employees in the French and German offices during 2000.

The following options for 2p ordinary shares were open at March 31, 2000:


                                         Number of shares
                                            over which                    Option exercise
                                          options granted                       price                    Option exercise period
                                   -----------------------------     -----------------------------    -----------------------------
Inland Revenue Approved Scheme.                           50,000                            68.67p                  7/21/97-7/19/04
                                                         100,000                            70.00p                   3/11/98-3/9/05
                                                          19,145                           156.67p                  9/11/01-9/10/08
                                                          19,130                           156.80p                  4/25/99-4/24/06
                                                          19,935                           158.40p                    4/3/99-4/1/06
                                                          22,860                           171.50p                  1/21/00-7/20/00
                                                         216,970                           171.50p                  1/21/00-1/19/07
                                                           8,195                           366.00p                  5/29/02-5/28/09

Inland Revenue Unapproved
Scheme.........................                        2,075,000                           117.00p                10/14/01-10/13/05
                                                         996,810                           156.67p                  9/11/01-9/10/05
                                                         180,870                           156.80p                  4/25/99-4/24/03
                                                         348,065                           158.40p                    4/3/99-4/1/03
                                                          14,640                           171.50p                  1/21/00-7/20/00
                                                         213,095                           171.50p                  1/21/00-1/19/04
                                                         125,520                           171.50p                10/16/00-10/14/04
                                                         116,805                           366.00p                  5/29/02-5/28/06

U.S. Stock Option Plan.........                          197,440                           283.20c                  1/21/00-1/19/04
                                                         225,000                           584.60c                  5/29/02-5/28/06

Crystal Dynamics Stock Option
Plan...........................                              545                           110.20c                 11/5/98-10/11/04
                                                             380                           137.80c                  11/5/98-7/31/06





                                                                            Number           Exercise price        Maturity date
                                                                        --------------     ------------------    ------------------
Sharesave Scheme..................................................               158,315               140.0p                2/1/02
                                                                                  37,105               293.0p                8/1/02
                                                                                  10,720           9.29[EURO]               12/1/02
                                                                                  27,465           9.29[EURO]               12/1/04
                                                                                   8,340               936.4p                2/1/03


These options include those granted to directors of the Company which are also detailed in Note 5.

The table below summarizes the movements in stocks under options:


                                                 Eidos stock
                                                   option            Domark
                                                   schemes          warrants
                                                --------------    --------------
Shares under option (restated to reflect
 stock split):
Outstanding at March 31, 1997...............         5,452,420            11,211
 Granted....................................           282,230               ---
 Exercised..................................          (153,550)           (7,575)
 Cancelled..................................        (1,188,980)              ---
                                                --------------    --------------
Outstanding at March 31, 1998...............         4,392,120             3,636
 Granted....................................         4,081,115               ---
 Exercised..................................          (811,485)              ---
 Cancelled..................................           (72,500)              ---
                                                --------------    --------------
Outstanding at March 31, 1999...............         7,589,250             3,636
 Granted....................................           493,175               ---
 Exercised..................................        (2,703,500)              ---
 Cancelled..................................          (186,575)              ---
                                                --------------    --------------
Outstanding at March 31, 2000...............         5,192,350             3,636
As if converted to Eidos Ordinary 2p Shares.         5,192,350           282,880
                                                ==============    ==============
Options available to grant at March 31, 2000         1,394,604
                                                ==============
Options exercisable:
 At March 31, 1998..........................         1,185,900             3,636
 At March 31, 1999..........................         1,176,005             3,636
 At March 31, 2000..........................         1,386,230             3,636
Weighted average price of options
 exercisable:
 At March 31, 1998..........................            80.88p           L105.03
 At March 31, 1999..........................            72.61p           L105.03
 At March 31, 2000..........................           155.54p           L105.03
Average option price per share granted:
 Year ended March 31, 1998..................           166.49p               ---
 Year ended March 31, 1999..................           120.99p               ---
 Year ended March 31, 2000..................           407.50p               ---
Average price of options exercised:
 Year ended March 31, 1998..................            56.91p            L16.50
 Year ended March 31, 1999..................            98.30p               ---
 Year ended March 31, 2000..................           129.24p               ---
Average price of options lapsed:
 Year ended March 31, 1998..................           149.08p               ---
 Year ended March 31, 1999..................           169.69p               ---
 Year ended March 31, 2000..................           285.64p               ---
Average price of options open:
 At March 31, 1997..........................           140.05p            L45.21
 At March 31, 1998..........................           143.22p           L105.03
 At March 31, 1999..........................           135.81p           L105.03
 At March 31, 2000..........................           159.62p           L105.03


In summary, the following options to acquire shares in the Company were open at March 31, 2000 (with non-Sterling options translated at year end rates):

                                                                           Weighted average                Weighted average
Range of exercise prices                       Number                 remaining contractual life            exercise price
------------------------           -----------------------------     -----------------------------    -----------------------------
 50.00p -- 99.99p..............                          150,925                        4.73 years                           69.59p
100.00p -- 149.99p.............                        2,233,315                        5.28 years                          118.63p
150.00p -- 199.99p.............                        2,374,480                        4.65 years                          162.34p
250.00p -- 299.99p.............                           37,105                        2.34 years                          293.00p
350.00p -- 399.99p.............                          350,000                        6.23 years                          365.60p
550.00p -- 599.99p.............                           38,185                        4.10 years                          556.50p
900.00p -- 949.99p.............                            8,340                        2.84 years                          936.40p
------------------                 -----------------------------     -----------------------------    -----------------------------
 50.00p -- 949.99p.............                        5,192,350                        5.01 years                          159.62p
==================                 =============================     =============================    =============================




21  Analysis of Net Funds


                               March 31,      Change in       March 31,      Change in       March 31,       Change in     March 31,
                                    1997         period            1998         period            1999          period          2000
                            ------------   ------------    ------------   ------------    ------------    ------------  ------------
                                   L'000          L'000           L'000          L'000           L'000           L'000         L'000
Net cash:
Cash at bank and in hand          17,525         24,988          42,513          5,707          48,220          55,229       103,449
Bank overdraft.........              ---            ---             ---            ---             ---         (80,616)     (80,616)
                            ------------   ------------    ------------   ------------    ------------    ------------  ------------
                                  17,525         24,988          42,513          5,707          48,220         (25,387)       22,833
Debt:
Finance leases.........           (1,126)           (90)         (1,216)           701            (515)            314         (201)
Convertible bonds......              ---        (29,877)        (29,877)        (1,117)        (30,994)         30,994          ---
                            ------------   ------------    ------------   ------------    ------------    ------------  ------------
Net funds..............           16,399         (4,979)         11,420          5,291          16,711           5,921        22,632
                            ============   ============    ============   ============    ============    ============  ============



Reconciliation of Net Cash Flow to Movement in Net Funds


                                               Year          Year           Year
                                              ended         ended          ended
                                              March         March          March
                                           31, 1998      31, 1999       31, 2000
                                        -----------   -----------    -----------
                                              L'000         L'000          L'000
Increase/(decrease) in cash in
 period ...........................          25,140         5,311        (24,986)
Cash inflow from bond issue........         (30,864)          ---            ---
Cash outflow from decrease in lease
 financing ........................             810           761            370
                                        -----------   -----------    -----------
Change in net funds resulting from
 cash flows .......................          (4,914)        6,072        (24,616)
Conversion of bonds................              63           ---         31,248
New finance leases.................            (900)          (60)           (56)
Exchange rate movements............             772          (721)          (655)
                                        -----------   -----------    -----------
Movement in net funds in period....          (4,979)        5,291          5,921
Net funds at beginning of period...          16,399        11,420         16,711
                                        -----------   -----------    -----------
Net funds at end of period.........          11,420        16,711         22,632
                                        ===========   ===========    ===========


22 Share Premium Account, Reserves and Reconciliation of Movements in Shareholders' Funds

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


23  Contingent Liabilities and Capital Commitments

The Company, together with certain other companies within the Group, had given a guarantee secured on its assets in respect of the Group's U.K. bank overdraft facilities at March 31, 2000.

In addition, the Company has given guarantees in respect of leasehold liabilities of Hothouse Holdings Limited to a maximum of L36,000 per annum until September 2001.

Royalty, licensing and development costs

As at March 31, 2000 the Group had contracted to make payments totaling L11.4 million to various licensors and developers involved in providing games software for the Group's use. L10.1 million is payable within one year and the remaining L1.3 million is due within one to two years. All development contracts can be terminated at any time without any penalties.


24  Lease Commitments

The Group had the following annual commitments under non-cancelable operating leases, analyzed into leases which expire as follows:


                                                                                                              Plant, machinery,
                                                                                                             motor vehicles and
                                                                                 Land and buildings          computer equipment
                                                                             -------------------------    -------------------------
                                                                               March          March         March          March
                                                                             31, 1999       31, 2000       31, 1999      31, 2000
                                                                            -----------    -----------   -----------    -----------
                                                                               L'000         L'000          L'000          L'000
Within one year.........................................................             67             86           163             97
In two to five years....................................................            478            518           376            428
After five years........................................................          1,296          1,457           ---              6
                                                                            -----------    -----------   -----------    -----------
                                                                                  1,841          2,061           539            531
                                                                            ===========    ===========   ===========    ===========



Leases

The Company leases plant and machinery, motor vehicles, and land and building under various non-cancelable operating lease agreements. In addition, the Company has entered into various capital lease agreements for computer equipment and motor vehicles. The following table presents future obligations under such leases.

Future minimum lease commitments at March 31, 2000 are as follows:


Years ending March 31,                                 Capital       Operating
                                                       leases          leases
                                                    ------------    ------------
                                                        L'000          L'000
2000............................................             167           2,592
2001............................................              48           2,409
2002............................................              20           2,268
2003............................................             ---           1,540
Thereafter......................................             ---           1,487
                                                    ------------
Total future minimum lease payments.............             235
Less: amounts representing interest.............             (34)
                                                    ------------
Present value of future minimum lease payments..             201
Less: amount due within one year................            (148)
                                                    ------------
Long-term portion...............................              53
                                                    ============



Rental expenses under operating leases totaled L1,396,000 for the year ended March 31, 1998 and L1,708,000 for the year ended March 31, 1999 and L2,739,000 for the year ended March 31, 2000.


25  Pension Commitments

Effective from January 1, 1997 the Group has operated a defined contribution private pension plan. The assets of the plan are held separately from those of the Group in an independently administered fund. Defined contributions are paid to the plan and charged to income account so as to spread the cost of pensions over the employees' and directors' working lives within the Group. Contributions paid by the Group during the current year were L498,000 (1999:
L403,000, 1998: L380,000). At the year end no contributions were outstanding.

In addition, one director is a member of the Core Design Pension Scheme. This is also a defined contribution scheme. Contributions paid by the Group during the current year were L25,950 (1999: L20,500 1998: L19,000). No contributions were outstanding at the year end.

All overseas pension arrangements are also of a defined contribution nature. Contributions for the year were L334,000 (1999: L160,000 1998: L60,000).

26 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from U.S. GAAP. A summary of the most significant differences applicable to the Group is set out below.

(1) Business combinations

Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer game software, and for an aggregate of in excess of 25 games (together with underlying technologies) which were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditure by the Company. Accordingly, for U.S. GAAP purposes, the Company treated an aggregate of L24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: L8.2 million, 1997: L13.8 million and 1999: L2.4 million). The Company also has recorded L67.0 million of goodwill for U.S. GAAP purposes in connection with acquisitions (1996: L7.4 million, 1997: L11.1 million, 1998:
L4.0 million, 1999: L27.8 million and 2000: L16.7 million). The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against reserves, and has no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to U.S. GAAP; however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortization under U.K. GAAP than it is under U.S. GAAP. Currently the amortization charge under U.S. GAAP exceeds that under U.K. GAAP because of the amortisation of goodwill relating to companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the in-process research and development charges taken for U.S. GAAP only.

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

26 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

Some of the investments made by Eidos during the year ended March 31, 2000 have been reported differently under U.K. and U.S. GAAP because of the respective definitions of a subsidiary, joint venture, associate and trade investment.

In summary, under U.K. GAAP the definitions are broadly based on control (to a certain extent irrespective of actual percentage of shares held). Under U.S. GAAP they are based more on the percentage shareholding with strong evidence required to, for example, not consolidate an entity with a greater than 50% shareholding.

During the year, Eidos acquired 75% and 25% holdings in Proein SA and Pyro Studios SL, respectively. Because of the nature of the contractual joint control arrangements, these investments have been accounted for as joint ventures under U.K. GAAP. This means they have been accounted for using the equity method (with additional disclosures required under U.K. GAAP). Under U.S. GAAP, Proein has been treated as a subsidiary and consolidated. Pyro Studios have been accounted for using equity method. These differing accounting treatments do not affect the calculation of goodwill. On a line by line basis the statement of operations and balance sheets under U.K. and U.S. GAAP differ; however, in reconciling net income and shareholders' equity from U.K. to U.S. GAAP there is only one minor difference. This is due to the differing treatment of the provision for profit on unsold inventory. Proein is a distributor of entertainment software in Spain; Eidos is one of Proein's main suppliers. At each period end adjustments have to be made for the Eidos' profit on inventory as yet unsold by Proein. Adjustments are made for both U.K. and U.S. GAAP, however, under the equity method (U.K. GAAP) this adjustment is restricted to Eidos' percentage of Proein (75%), whereas under full consolidation principles the adjustment is for 100%.

In addition to the aforementioned acquisitions, Eidos has made a series of investments in Top Cow Productions, Inc. in the last two years such that the current holding is now 26%. Under U.K. GAAP the investment is not treated as an associate (which would require equity accounted) because, although Eidos has a participating interest (defined as over 20%), it does not exercise significant influence over the operating and financial policies of the company. Under U.S. GAAP the investment is accounted for by the equity method, with the resulting goodwill being amortised over three years. Furthermore, under U.S. GAAP, because the original investment took place in the year ended March 31, 1999 (a step acquisition), the equity method of accounting has been applied retrospectively and prior year U.S. GAAP numbers have been restated accordingly.

(2) Equity securities

Under U.K. GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under U.S. GAAP, these securities are marked to market with any unrealised gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

In prior years, Edios had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom ASA). This investment was not marked to market at March 31, 1999 or March 31, 1998 because the Board concluded that the price quoted on the Norwegian stock exchange was not representative of fair value. This was because of the stage of development of the company and the size of the holding in relation to normal trading volumes. Accordingly the investment was carried at cost for U.S. accounting purposes.

26 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

During March 2000, Eidos sold a large proportion of its shareholding (at a significant discount to then quoted market price). The remaining holding is being marked to market under U.S. GAAP since in the present circumstances, the quoted price is considered to be a reasonable reflection of the fair value.

(3) Revenue recognition

Under U.K. GAAP, licence income and advance royalties are recognised when contractually due and non-refundable. Under U.S. GAAP SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended March 31, 2000, Eidos received non-refundable advance royalties which met the criteria for recognition under U.K. GAAP, but not under U.S. GAAP. Accordingly, under U.S. GAAP these advance royalties have been deferred and will be recognised as royalties are actually earned.

(4) Computer games software

Under U.K. GAAP, prior to the change in accounting policy on April 1, 1997, certain software development costs were capitalized as intangible assets.

In these prior periods, in accordance with U.S. GAAP, development expenditure relating to computer games software to be sold was expensed in the period in which incurred until the specific project had reached technological feasibility. Development costs incurred after establishing technological feasibility were capitalized and amortized on a product by product basis over the estimated life of the product (generally three months).

Following the accounting changes there is no longer any difference between the U.K. and U.S. GAAP treatment of research and development costs and royalty advances as all internal and external development costs and royalty advances are expensed as incurred.

Under U.K. GAAP the results for 1997 and earlier have been restated to expense all development expenditure and royalty advances as incurred.

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

26 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

Because the effect of this change in accounting principle was inseparable from the effect of the change in accounting estimate Eidos recorded in fiscal 1998 a cumulative charge to operating income of L15.8 million of which L10.1 million related to prior periods.

(5) Deferred taxation

Under U.K. GAAP deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystalise in the foreseeable future.

Under U.S. GAAP, deferred tax assets and liabilities are recorded for temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the amount which is more likely than not to be realised.

Application of U.S. GAAP as described above has the following effect on the Group's consolidated net income/(loss) and shareholders' equity:


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999              2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Net income/(loss) according to the consolidated statements of operations
 (prepared under U.K. GAAP) .................................................            10,865            24,250            25,203
Business combinations:
 Amortization of goodwill....................................................            (8,060)           (4,368)             (758)
 In-process research and develpment..........................................               ---            (2,368)              ---
 Loss on sale or termination of operations...................................             1,800               ---             2,007
 Full consolidation of joint venture company.................................               ---               ---              (129)
Computer games software:
 Change in accounting estimate...............................................           (10,125)              ---               ---
Stock compensation expense...................................................               ---              (247)              ---
Deferred tax:................................................................               ---               ---            (1,993)
Revenue recognition:.........................................................               ---               ---              (938)
                                                                                 --------------    --------------    --------------
Net income/(loss) in accordance with U.S. GAAP...............................            (5,520)           17,267            23,392
                                                                                 ==============    ==============    ==============
Earnings/(loss) per share in accordance with U.S. GAAP
 Basic.......................................................................             (6.5p)            20.2p             24.1p
 Diluted.....................................................................             (6.5p)            18.2p             22.1p


26 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)


                                                   March 31,        March 31,
                                                     1999             2000
                                                --------------    --------------
                                                    L'000             L'000
Shareholders' equity according to the
 consolidated balance sheet (prepared under
 U.K. GAAP) ................................            66,532           126,419
Goodwill....................................            20,314            20,746
Less write off of in process research and
 development ...............................            (2,368)           (2,368)
Less amortisation of goodwill...............           (17,152)          (17,910)
Unrealised appreciation on investments......               ---            40,665
Full consolidation of joint venture company.               ---              (129)
Equity accounting trade investment..........              (865)              204
Revenue recognition.........................               ---              (938)
Deferred tax................................             1,993           (12,200)
                                                --------------    --------------
Shareholders' equity in accordance with U.S.
 GAAP ......................................            68,454           154,489
                                                ==============    ==============



The reconciliation of goodwill to U.S. GAAP for March 31, 1999 has been restated to reflect the retrospective equity accounting of a step acquisition, where the original investment occurred prior to March 31, 1999.

The tax effects of temporary differences which give rise to deferred taxes are:


                                                   March 31,        March 31,
                                                     1999             2000
                                                --------------    --------------
                                                    L'000             L'000
Net operating loss carry forward............             6,513             9,842
Other timing differences....................             7,858             8,091
Valuation allowance.........................           (10,482)          (16,665)
                                                --------------    --------------
Deferred tax asset..........................             3,889             1,268
Unrealised appreciation of investments......               ---           (12,200)
                                                --------------    --------------
Net deferred tax asset/(liability) (U.S.
 GAAP) .....................................             3,889           (10,932)
                                                ==============    ==============



As of March 31, 2000, management of the Company has evaluated the positive and negative evidence as required by U.S. GAAP, impacting the realizability of the deferred tax assets. Accordingly, the deferred tax assets have been partially reserved. Management believes that it is more likely than not that the net deferred tax asset will be realized.

26 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of March 31, 2000 will be allocated as follows:


                                                                           L'000
                                                                  --------------
Income tax benefit that would be reported in the Consolidated
 Statement of Income .........................................             8,341
Goodwill and other noncurrent intangible assets...............             8,324
                                                                  --------------
                                                                          16,665
                                                                  ==============



Consolidated Statements of Cashflow

The consolidated statements of cashflow prepared in accordance with Financial Reporting Standard No. 1 (revised) on page F-7 present substantially the same information as that required under U.S. GAAP. However, under U.S. GAAP the cashflows of one of the joint ventures in Spain (which is consolidated as a subsidiary under U.S. GAAP and equity accounted under U.K. GAAP) should be added. This has the effect of increasing the net cash outflow by L636,000. In addition, under U.S. GAAP, there are certain differences from U.K. GAAP with regard to classification of items within the cashflow statement and with regard to the definition of cash and cash equivalents.

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

Set out below, for illustrative purposes, is a summary consolidated statement of cashflow under U.S. GAAP.


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998               1999             2000
                                                                                 --------------    --------------    --------------
                                                                                      L'000            L'000             L'000
Net cash provided by/(used in) operating activities..........................            16,519            25,356           (44,722)
Net cash provided by/(used in) investing activities..........................           (18,667)          (17,589)           19,144
Net cash provided by/(used in) financing activities..........................            27,288            (2,456)           80,572
                                                                                 --------------    --------------    --------------
Net increase/(decrease) in cash and cash equivalents.........................            25,140             5,311            54,994
                                                                                 ==============    ==============    ==============


26 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States (Continued)

Accounting for stock-based compensation

The Group has adopted only the disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, and will continue to recognize stock-based compensation expenses under APB Opinion No. 25. Accounting for Stock Issued to Employees. As required, pro-forma net income/(loss), earnings/(loss) per share and weighted-average grant-date fair value of options granted, based on SFAS 123's fair value methodology are disclosed below. The fair values of options were determined assuming an expected average life of five years (three years for the Sharesave Schemes) and risk-free interests ranging from 5.5% to 9%. Furthermore, volatility of 186% (1999: 64% 1998: 68%) and dividend yield of nil were assumed. The stock-based compensation expense is recognized over the vesting period which is generally three years.


                                                                                   Year ended        Year ended        Year ended
                                                                                    March 31,         March 31,         March 31,
                                                                                      1998              1999             2000
                                                                                 --------------    --------------    --------------
In thousands, except per share data                                                   L'000            L'000             L'000
Income/(loss) for the period under U.S. GAAP.................................            (5,520)           17,563            23,392
Adjustment:
Stock-based compensation expense under SFAS 123..............................            (1,974)           (2,325)           (2,068)
                                                                                 --------------    --------------    --------------
Pro forma income/(loss) for the period.......................................            (7,494)           15,238            21,324
                                                                                 --------------    --------------    --------------
Pro forma earnings/(loss) per share..........................................            L(0.09)            L0.18             L0.22
                                                                                 ==============    ==============    ==============




                                                                   Eidos stock
                                                                     option
                                                                    schemes
                                                                  --------------
                                                                        L
Weighted-average grant-date fair value of options granted:
Year ended March 31, 1998.....................................              0.95
Year ended March 31, 1999.....................................              0.87
Year ended March 31, 2000.....................................              3.84




27  Companies Act 1985

The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the periods ended March 31, 1999 and 1998 have been filed with the United Kingdom's Registrar of Companies and statutory accounts for the year ended March 31, 2000 will be filed in due course. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

These consolidated financial statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statement of income and balance sheet items.

28  New Accounting Standards

New U.S. Accounting Standards and Pronouncements Applicable to the Group

Statement of Financial Accounting Standards No. 133 --"Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and establishes accounting and reporting standards for derivative instruments and hedging activities. It is effective for fiscal years beginning after June 15, 2000. The Company is presently in the process of determining the effects on the consolidated financial statements of the standard.

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. The Company does not expect the guidance of SAB 101 to have a material effect on its financial statements.

The Financial Accounting Standards Board issued Interpretation No. 44, Accounting for certain Transactions Involving Stock Compensation (FIN No. 44), in March 2000. This interpretation clarifies the application of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, with respect to certain issues in accounting for employee stock compensation and is generally effective as of July 1, 2000. The Company does not expect FIN 44 to have a material effect on its financial statements.


New U.K. Accounting Standards Applicable to the Group

FRS 15 -- Tangible Fixed Assets: The Accounting Standards Board in the United Kingdom has recently issued Financial Reporting Standard No.15 Tangible Fixed Assets which focuses on initial measurement, valuation and depreciation of all tangible fixed assets. The standard is effective for all accounting periods ending on or after March 23, 2000 and hence applies to the Company's March 31, 2000 accounting period. As anticipated, however, this standard has not had a significant impact on the Group's results since the treatment of computer equipment and fixtures and fittings, which comprise the majority of the Group's tangible fixed assets, is largely unchanged under the Standard.

FRS 16 -- Current Tax: The Accounting Standards Board issued FRS 16 Current Tax in December 1999 and it became mandatory for accounting periods ending on or after March 23, 2000. The principle change introduced dealt with the way in which companies treat U.K. dividend income and the related tax credit. This has not had any effect on Eidos since it has not received any U.K. dividend income in the year ended March 31, 2000.

                           EIDOS PLC AND SUBSIDIARIES

                        REGISTERED OFFICE OF THE COMPANY
                             Wimbledon Bridge House
                               1, Hartfield Road
                                   Wimbledon
                                London SW19 3RU

                         LEGAL ADVISERS TO THE COMPANY


    in respect of United States law                                       in respect of English law
          Cooley Godward LLP                 Taylor Joynson Garrett             Manches & Co                     Gouldens
         Five Palo Alto Square                     Carmelite                    Aldwych House                  10 Old Bailey
          3000 El Camino Real                50 Victoria Embankment              81 Aldwych                   London EC4M 7NG
               Palo Alto                          Blackfriars                  London WC2B 4RP
                CA 94306                        London EC4Y 0DX
                  USA.



                            AUDITORS TO THE COMPANY
                                 KPMG Audit Plc
                               8 Salisbury Square
                                London EC4Y 8BB

For Immediate Release                                               20 June 2000
                              Eidos plc ("Eidos")

The Directors of Eidos have noted the recent rise in Eidos' share price. The company is currently in the early stages of discussions, which may or may not lead to an offer for the whole of the issued share capital of Eidos.

A further announcement will be made when appropriate.

This press release is not intended for and may not be distributed in the United States, or to US persons.


For Immediate Release                                               13 June 2000
                                   Eidos plc
                      Fourth Quarter and Full Year Results
                 Full year revenues down 14% to L194.8 million
                  Full year operating losses of L26.8 million
 Full year profit before tax and goodwill, including exceptional gains, up 49%
                                to L62.7 million


Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the quarter and year ended 31 March 2000.


Mr Charles Cornwall, Chief Executive Officer, says:

Our operating results for the year to 31 March 2000, reflect the significant challenges that we have faced over the period, both as a company and as part of an industry that is in transition. Turnover for the year decreased from L226.3 million to L194.8 million, giving an operating loss of L26.8 million compared to an operating profit of L39.2 million in the prior year.

As we announced on 24 March 2000, we completed the disposal of the majority of our holding in Opticom ASA immediately prior to the year end. This contributed significantly to the profit on disposal of investments (before tax) of L80.2 million and to an overall profit on ordinary activities before tax of L49.3 million for the year.

The video games market is being adversely affected by the impending launch of a new generation of gaming platforms due in late calendar 2000 and during 2001. The hiatus in demand for games software which this transition is occasioning is expected to continue throughout our current financial year. Although this market environment will inevitably affect the profitability of the Group in the short term, the Directors are confident that the quality of the release schedule under development will continue to build the Group's strength and standing within an industry which is expected to show strong growth over the medium and longer term, and the underlying potential for profit generation.

Furthermore, the composition of the Group's release schedule for the current fiscal year has significantly less reliance on the existing PlayStation platform than before as a result of increased releases for PC, Dreamcast, Game Boy Color and PlayStation 2 platforms.


Highlights of the Chairman's Statement


*      Fourth quarter turnover down 9% from L57.2 million to L52.2 million.

* Fourth quarter operating losses of L16.4 million down from operating profits of L3.0 million.

*      Full year turnover down 14% from L226.3 million to L194.8 million.

* Full year operating losses of L26.8 million down from operating profits of L39.2 million.

* Full year profit before tax and goodwill, including exceptional gains, up 49% to L62.7 million.

*      Profit on disposal of investments (before tax) of L80.2 million.

* Twenty four new titles launched in the year. Nine (including catalogue) achieved sales in excess of 350,000 units.

* Worldwide publishing rights signed for PC and PSX versions of game based on the forthcoming animated feature film "Chicken Run".

* UK publishing rights for PC, PSX and Dreamcast versions of "Who Wants To Be A Millionaire?" signed with Celador Productions.

* Three product deal signed with Sports Interactive, developers of Championship Manager series of games.

* Oscar1 winner Angelina Jolie cast as Lara Croft in live action film "Tomb Raider".


Results Highlights (for the year to 31 March 2000)


*      Turnover:                                       L194.8m   (1999: L226.3m)
*      EBITDA:                                          L70.0m   (1999: L46.8m)
*      Operating (loss)/profit:                       L(26.8)m   (1999: L39.2m)

*      Profit before tax:                               L49.3m   (1999: L37.9m)
*      Earnings per share:                               25.9p   (1999: 28.3p)
*      Diluted earnings per share:                       23.8p   (1999: 25.0p)


Note:1. Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.
     2. EBITDA includes profit on disposal of investments.


Regarding prospects and current trading Mr Ian Livingstone, Chairman, says:


We experienced softening consumer demand in key markets during the period. Against this background, we have been satisfied with the individual performance of many of the nine new titles released in the fourth quarter. Titles bearing established brands such as Resident Evil 3, Resident Evil: Survivor and Final Fantasy VIII all enjoyed success in the retail charts, albeit at lower volumes than might previously have been expected. The title Fear Effect emerged as an original property with strong franchise potential and the leveraging of existing properties such as Tomb Raider and Soul Reaver onto new platforms was successfully achieved.

We continue to experience adverse general market trading conditions and we see no reason to expect circumstances to improve materially before the next generation of gaming platforms have been properly established in the market. Nevertheless, based on the profile of our current release schedule we believe that we are well placed to trade through the remainder of the market's transitional stage and to take full advantage of the considerable opportunities of the next generation hardware platforms.

Major releases for the forthcoming year are scheduled to include further titles from the Tomb Raider, Soul Reaver and Championship Manager franchises and titles supported by major licenses such as the Olympics, 102 Dalmatians and "Who Wants To Be A Millionaire?". In addition, Angelina Jolie, the Oscar1 winning actress, has been cast for the lead in the forthcoming Tomb Raider film to commence shooting this year. Sequels to Gangsters and Commandos and original titles such as Deus Ex, Hitman, Chicken Run and IGI are also scheduled for release.

Looking to the next generation of hardware platforms, we currently have ten PlayStation 2 titles in development and are working closely with Microsoft and Nintendo to support their new consoles for anticipated release in late 2001. PlayStation 2 is currently expected to be launched in North America and Europe on 26 October this year. We will debut on the platform with titles such as Eden from Core Design and Timesplitters from Free Radical Design.

We have made significant progress in addressing the issues in our control that contributed to the decline in revenues and operating profits in the year. Moreover, we continue to review and strengthen our internal procedures and controls in order to ensure that the business remains fully able to meet the demands of our dynamic market and to capitalise on our portfolio of new and established properties and licenses.


Contact:
Charles Cornwall, CEO:                                             020 8636 3000
Jeremy Lewis, CFO:                                                 020 8636 3000
Simon Ellis/Paul Vann, Binns & Co:                                 020 7786 9600
Ryan Barr, Brainerd Communicators:                              001 212 986 6667


                      Issued by Binns & Co: 020 7786 9600

CHAIRMAN'S STATEMENT

Results and Trading Review

Eidos made a profit after tax of L36.8 million for the three months ended 31 March 2000 compared to L5.0 million in the corresponding period last year. This includes the L80.2 million profit on disposal on investments. Turnover decreased 9% from L57.2 million to L52.2 million. The earnings per share for the period was 35.7p compared to 5.8p in the same period last year based on a weighted average number of shares outstanding in the period of 103,132,379 (1999: 86,026,000). The diluted earnings per share was 34.2p (1999: 5.1p).

Eidos reported a profit after tax of L25.2 million for the year ended 31 March 2000 compared to L24.3 million for last year. Turnover decreased 14% from L226.3 million to L194.8 million. The earnings per share was 25.9p compared to 28.3p last year based on a weighted average number of shares of 97,221,713 (1999: 85,689,145). The diluted earnings per share was 23.8p compared to 25.0p for the corresponding period last year.

The share and earnings per share numbers for the current and prior periods reflect the five for one share split which took place on 25 January 2000.

Net cash outflow from operating activities was L28.5 million for the year ended 31 March 2000, compared to a net inflow of L30.1 million in the previous year.

The new joint ventures in Spain (Proein and Pyro) generated an operating profit of L0.5 million this year and contributed L0.3 million to the retained profit of the Group (or 0.3p per share), before goodwill amortisation.

Nine new titles were launched in the final quarter including Resident Evil 3, Fear Effect and Thief 2 bringing the total number of new titles for the year to twenty four (1999: nineteen). Nine titles (including catalogue) managed to achieve sales in excess of 350,000 units. This year also saw the release of a number of titles on the new platforms, Sega Dreamcast and Nintendo Gameboy Color. In particular, titles from three of Eidos' key franchises (Tomb Raider, Fighting Force and Soul Reaver) were released on Dreamcast, each selling over 200,000 units.

Gross margin for the fourth quarter was 34.8% compared to 61.8% for the corresponding period last year. Gross margin for the year was 54.9% compared to 63.9% last year. This decrease is due to a number of factors: lower average selling prices, additional provisions against revenue and inventory and higher royalty costs (cost of sales includes royalties paid to developers in excess of development advances paid). Most of the additional provisions were recorded in the fourth quarter, which is why the margin for this quarter is particularly low. A number of the games released this year were sub-licensed and carried relatively high royalty rates (rather than development costs). Royalty costs in the year were L18.7 million (9.6% of revenue) compared to L15.7 million (6.9% of revenue) last year.

Selling and Marketing

Advertising costs for the three months ended 31 March 2000 were L7.1 million (13.7% of revenues) compared to L5.7 million (10.0% of revenues) in the corresponding period. Advertising costs for the year were L25.2 million (12.9% of net revenue) compared to L20.7 million (9.2% of net revenue) in 1999. The increase reflects the higher number of titles released and the need to market products more vigorously in a slowing market.

The fixed element of selling and marketing costs was L5.2 million (1999: L5.5 million) and L21.2 million (1999: L16.4 million) for the three months and year ended 31 March 2000 respectively. The increase is a result of both the increased costs of promotional licences and additional headcount in new and existing offices.

Research and Development

Research and development spend represents the Company's investment in product development of L11.3 million for the three months ended 31 March 2000 (1999:
L9.0 million) and L45.0 million for the full year (1999: L36.8 million). Also included in the category is pure research and development of L0.2 million (1999: L0.7 million) and L2.2 million (1999: L2.8 million) for the three months and year to 31 March 2000 respectively. The product development charge for the year includes L19.7 million (1999: L20.7 million) invested in a pipeline of 32 titles which have yet to be released.

General and Administrative

General and administrative costs excluding goodwill were L6.9 million or 13.3% of revenue (1999: L9.0 million or 15.7%) and L27.3 million or 14.0% of revenue (1999: L24.7 million, 10.9% of revenue) for the quarter and year ended 31 March 2000 respectively. The 1999 charge included some one-off costs in the fourth quarter related to abortive acquisitions and related financing. In accordance with Financial Reporting Standard No.10, goodwill arising on the acquisitions of Crystal Dynamics, Proein and Pyro has been capitalised and is being amortised over three years. Total general and administrative costs including goodwill were L10.7 million for the quarter and L40.7 million for the year (1999: L11.4 million and L28.8 million).

Taxation

The effective tax rate (before goodwill) for the full year is 38% compared to 33% last year. The tax due on the disposal of Opticom shares has been calculated as L24.6 million. The losses within the Group have only generated a net tax credit of L0.5 million. This is due to relatively high disallowable items and a prudent view being taken on the potential realisation of tax losses. In general, Eidos expects to have an effective overall rate in excess of standard UK rates because of the high proportion of activities overseas which have tax rates higher than those of the UK. Most of the brought forward losses have now been used.


Balance Sheet

At 31 March 2000 Eidos had net assets of L126.4 million compared to L66.5 million at the start of the year. The increase is largely due to the retained profits for the year (L25.2 million), the conversion of the convertible bond (L31.2 million) and the exercise of employees' share options (L4.0 million).

Net assets include goodwill of L28.3 million (1999: L25.9 million), tangible fixed assets and investments of L45.9 million (1999: L17.8 million), net current assets of L52.2 million (1999: L53.6 million) and other long term creditors of L0.1 million (1999: L30.8 million). The significant changes in the year were the conversion of the US$50 million convertible bond and a $55 million investment in a US internet company, Express.com (formerly Maximum Holdings, Inc.). The cash generated from the sale of Opticom of L91.5 million has not been applied to the loans and overdrafts since these were not settled until just after the year end.


Current Trading and Future Prospects

We experienced softening consumer demand in key markets during the period. Against this background, we have been satisfied with the individual performance of many of the nine new titles released in the fourth quarter. Titles bearing established brands such as Resident Evil 3, Resident Evil: Survivor and Final Fantasy VIII all enjoyed success in the retail charts, albeit at lower volumes than might previously have been expected. The title Fear Effect emerged as an original property with strong franchise potential and the leveraging of existing properties such as Tomb Raider and Soul Reaver onto new platforms was successfully achieved.

We continue to experience adverse general market trading conditions and we see no reason to expect circumstances to improve materially before the next generation of gaming platforms have been properly established in the market. Nevertheless, based on the profile of our current release schedule we believe that we are well placed to trade through the remainder of the market's transitional stage and to take full advantage of the considerable opportunities of the next generation hardware platforms.

Major releases for the forthcoming year are scheduled to include further titles from the Tomb Raider, Soul Reaver and Championship Manager franchises and titles supported by major licenses such as the Olympics, 102 Dalmatians and "Who Wants To Be A Millionaire?". In addition, Angelina Jolie, the Oscaru winning actress, has been cast for the lead in the forthcoming Tomb Raider film to commence shooting this year. Sequels to Gangsters and Commandos and original titles such as Deus Ex, Hitman, Chicken Run and IGI are also scheduled for release.

Looking to the next generation of hardware platforms, we currently have ten PlayStation 2 titles in development and are working closely with Microsoft and Nintendo to support their new consoles for anticipated release in late 2001. PlayStation 2 is currently expected to be launched in North America and Europe on 26 October this year. We will debut on the platform with titles such as Eden from Core Design and Timesplitters from Free Radical Design.

We have made significant progress in addressing the issues in our control that contributed to the decline in revenues and operating profits in the year. Moreover, we continue to review and strengthen our internal procedures and controls in order to ensure that the business remains fully able to meet the demands of our dynamic market and to capitalise on our portfolio of new and established properties and licenses.

Ian Livingstone
Chairman
13 June 2000

EIDOS plc
Consolidated Profit and Loss Account


                                                  Year ended         Year ended
                                                   31 March          31 March
                                                     2000              1999
                                                --------------    --------------
                                                     L'000           L'000
Turnover: Group and share of joint ventures'           203,265           226,284
Less: share of joint ventures' turnover.....            (8,464)              ---
                                                --------------    --------------
Turnover -- continuing operations...........           194,801           226,284
Cost of goods sold..........................           (87,908)          (81,628)
                                                --------------    --------------
Gross profit................................           106,893           144,656
Selling and marketing.......................           (46,380)           (7,096)
Research and development....................           (47,173)          (39,619)
General and administrative
 Goodwill amortisation......................           (13,448)           (4,070)
 Other......................................           (27,255)          (24,701)
                                                --------------    --------------
                                                       (40,703)          (28,771)
                                                --------------    --------------
Operating expenses..........................          (134,256)         (105,486)
                                                --------------    --------------
Group operating (loss)/profit...............           (27,363)           39,170
Share of operating profit of joint ventures.               532               ---
                                                --------------    --------------
Total operating (loss)/profit -- continuing
 operations ................................           (26,831)           39,170
Profit on disposal of investments...........            80,236               ---
                                                --------------    --------------
Profit on ordinary activities before
 interest and tax ..........................            53,405            39,170
Net interest and similar charges............            (4,130)           (1,250)
                                                --------------    --------------
Profit on ordinary activities before tax....            49,275            37,920
Tax on profit on ordinary activities........           (24,072)          (13,670)
                                                --------------    --------------
Profit for the year.........................            25,203            24,250
                                                ==============    ==============
Basic earnings per share....................            25.9 p            28.3 p
Diluted earnings per share..................            23.8 p            25.0 p



--------
Notes:
1. The earnings per share is based on a weighted average number of ordinary shares in issue of 97,221,713 (1999: 85,689,145) for the year ended 31 March 2000. The diluted earnings per share is based on a weighted average number of ordinary shares in issue of 106,818,292 (1999: 102,175,280) for the year ended 31 March 2000.

EIDOS plc

Consolidated Balance Sheet


                                                   31 March         31 March
                                                     2000             1999
                                                --------------    --------------
                                                     L'000              L'000
Fixed assets
Intangible assets...........................            28,305            25,939
Tangible assets.............................             6,022             5,668
Investments
 Joint ventures.............................             1,840               ---
 Other investments..........................            38,081            12,164
                                                --------------    --------------
                                                        39,921            12,164
                                                --------------    --------------
Total fixed assets..........................            74,248            43,771
                                                ==============    ==============
Current assets
Stocks......................................            13,286             5,666
Debtors.....................................            77,665            57,737
Cash at bank and in hand....................           103,449            48,220
                                                --------------    --------------
                                                       194,400           111,623
Creditors: amounts falling due within one
 year ......................................          (142,176)          (58,049)
                                                --------------    --------------
Net current assets..........................            52,224            53,574
                                                --------------    --------------
Total assets less current liabilities.......           126,472            97,345

Creditors due after more than one year:.....               (53)          (30,813)
                                                --------------    --------------
Net assets..................................           126,419            66,532
                                                ==============    ==============

Capital and reserves
Called up share capital.....................             2,071             1,728
Share premium account.......................            85,034            50,165
Other reserves..............................               707               707
Profit and loss account.....................            38,607            13,932
                                                --------------    --------------
Equity shareholders' funds..................           126,419            66,532
                                                ==============    ==============


--------
Notes:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

2. The investment in joint ventures comprises L4.6 million share of gross assets less L2.8 million share of gross liabilities.

EIDOS plc

Consolidated Statements of Cash Flow


                                                  Year ended       Year ended
                                                   31 March         31 March
                                                     2000             1999
                                                --------------    --------------
                                                     L'000              L'000
Net cash(outflow)/inflow from operating
 activities ................................           (28,467)           30,068
                                                --------------    --------------
Returns on investments and servicing of
 finance
Interest received...........................             1,090             1,773
Bank interest paid..........................            (2,630)             (420)
Bond interest paid..........................              (652)           (1,897)
Interest paid on finance leases.............               (44)              ---
Other interest paid.........................              (245)             (211)
                                                --------------    --------------
                                                        (2,481)             (755)
                                                --------------    --------------
Taxation
UK tax paid.................................           (10,830)           (1,867)
Overseas tax paid...........................            (5,965)           (4,618)
                                                --------------    --------------
                                                       (16,795)           (6,485)
                                                --------------    --------------
Capital expenditure and financial investment
Purchase of tangible fixed assets...........            (3,602)           (2,175)
Sale of tangible fixed assets...............                87                75
Purchase of other investments...............           (36,555)             (570)
Sale of other investments...................            91,505               ---
                                                --------------    --------------
                                                        51,435            (2,670)
                                                --------------    --------------
Acquisitions and disposals
Purchase of subsidiary undertakings.........           (14,327)          (15,378)
Net cash acquired with subsidiary
 undertakings ..............................               ---               459
Purchase of joint undertakings..............           (17,945)              ---
                                                --------------    --------------
                                                       (32,272)          (14,919)
                                                --------------    --------------

Net cash outflow/(inflow) before financing..           (28,580)            5,239

Financing
Issue of ordinary share capital.............             3,964               833
Repayment of primary under finance leases...              (370)             (761)
                                                --------------    --------------
                                                         3,594                72
                                                --------------    --------------
(Decrease)/Increase in cash in the year.....           (24,986)            5,311
                                                ==============    ==============


--------
Notes:
1. Net cash inflow from operating activities is derived from operating loss of L27,363,000 (1999: profit L39,170,000) adjusted for depreciation of L3,150,000 (1999: L3,539,000), goodwill amortisation and write offs of L13,954,000 (1999: L4,632,000) and an increase in working capital of L18,208,000 (1999: L17,273,000).

FOR IMMEDIATE RELEASE                                              June 20, 2000
         EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE THREE MONTHS AND
                           YEAR ENDED MARCH 31, 2000

        Fourth quarter revenues down 9% to L52.2 million ($83.5 million) Fourth quarter loss before tax and goodwill, excluding exceptional gains, of L14.6 million ($23.4 million)
         Full year revenues down 14% to L194.8 million ($311.7 million)
     Full year profit before tax and goodwill, including exceptional gains, up 49% to L62.7 million ($100.3 million)

LONDON, June 13, 2000 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the quarter and year ended March 31, 2000. Net revenue was L52.2 million ($83.5 million) for the quarter and L194.8 million ($311.7 million) for the full year, a decrease of 14% on the previous year. On a US GAAP basis the Company's profit before tax for the quarter ended March 31, 2000 was L62.4 million ($99.8 million) bringing the total for the year to L49.6 million ($79.4 million) compared to L31.2 million in 1999. This resulted in earnings per share of 35.2p (56.3c) for the quarter and 24.1p (38.6c) for the full year compared to 20.2p last year.

"We experienced softening consumer demand in key markets during the period. Against this background, we have been satisfied with the individual performance of many of the nine new titles released in the fourth quarter. Titles bearing established brands such as Resident Evil 3, Resident Evil: Survivor and Final Fantasy VIII all enjoyed success in the retail charts, albeit at lower volumes than might previously have been expected. The title Fear Effect emerged as an original property with strong franchise potential, and the leveraging of existing properties such as Tomb Raider and Soul Reaver onto new platforms was successfully achieved.

We continue to experience adverse general market trading conditions and we see no reason to expect circumstances to improve materially before the next generation of gaming platforms have been properly established in the market. Nevertheless, based on the profile of our current release schedule we believe that we are well placed to trade through the remainder of the market's transitional stage and to take full advantage of the considerable opportunities of the next generation hardware platforms.

Major releases for the forthcoming year are scheduled to include further titles from the Tomb Raider, Soul Reaver and Championship Manager franchises and titles supported by major licenses such as the Olympics, 102 Dalmatians and "Who Wants To Be A Millionaire?". In addition, Angelina Jolie, the Oscar1 winning actress, has been cast for the lead in the forthcoming Tomb Raider film to commence shooting this year. Sequels to Gangsters and Commandos and original titles such as Deus Ex, Hitman, Chicken Run and IGI are also scheduled for release.

Looking to the next generation of hardware platforms, we currently have ten PlayStation 2 titles in development and are working closely with Microsoft and Nintendo to support their new consoles for anticipated release in late 2001. PlayStation 2 is currently expected to be launched in North America and Europe on 26 October this year. We will debut on the platform with titles such as Eden from Core Design and Timesplitters from Free Radical Design.

We have made significant progress in addressing the issues in our control that contributed to the decline in revenues and operating profits in the year. Moreover, we continue to review and strengthen our internal procedures and controls in order to ensure that the business remains fully able to meet the demands of our dynamic market and to capitalise on our portfolio of new and established properties and licenses".

Charles Cornwall, Chief Executive Officer, added, "Our operating results for the year to March 31, 2000 reflect the significant challenges that we have faced over the period, both as a company and as part of an industry that is in transition. Turnover for the year decreased from L226.3 million to L194.8 million, giving an operating loss of L26.8 million compared to an operating profit of L39.2 million in the prior year.

As we announced on March 24, 2000, we completed the disposal of the majority of our holding in Opticom ASA immediately prior to the year end. This contributed significantly to the profit on disposal of investments (before tax) of L80.2 million and to an overall profit on ordinary activities before tax of L49.3 million for the year.

The video games market is being adversely affected by the impending launch of a new generation of gaming platforms due in late calendar 2000 and during 2001. The hiatus in demand for games software which this transition is occasioning is expected to continue throughout our current financial year. Although this market environment will inevitably affect the profitability of the Group in the short term, the Directors are confident that the quality of the release schedule under development will continue to build the Group's strength and standing within an industry which is expected to show strong growth over the medium and longer term, and the underlying potential for profit generation. Furthermore, the composition of the Group's release schedule for the current fiscal year has significantly less reliance on the existing PlayStation platform than before as a result of increased releases for PC, Dreamcast, Game Boy Color and PlayStation 2 platforms."


                                                   US GAAP                                              US GAAP
                                           Quarter Ended March 31                                 Year Ended March 31
                             -------------------------------------------------    --------------------------------------------------
                                           2000                           1999                  2000                            1999
                             --------------------------------   --------------    --------------------------------    --------------
                                  $'000*             L'000              L'000              $'000*             L'000            L'000
Turnover.................            85,240            53,275           57,173           322,683           201,677           226,284
EBITDA...................           111,038            69,399            6,584           114,643            71,652            44,559
Profit before tax........            99,778            62,361            2,069            79,395            49,622            31,233
Net Income...............            58,071            36,294            1,484            37,428            23,392            17,267
Earnings Per Share.......             56.3c             35.2p             1.7p             38.6c             24.1p             20.2p
Diluted Earnings Per Share            54.1c             33.8p             1.6p             35.4c             22.1p             18.2p
                             --------------    --------------   --------------    --------------    --------------    --------------




                                                  2000                   1999                   2000                   1999
                                          -------------------     -------------------    -------------------    -------------------
Weighted Average Basic Shares.........            103,132,379              86,026,000             97,221,713             85,689,145
Weighted Average Diluted Shares.......            107,438,424              90,093,925            106,818,292            102,175,280
                                          -------------------     -------------------    -------------------    -------------------


--------
* The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or 'L' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.60 to L1.00, the exchange rate published by Datastream for March 31, 2000
Note:EBITDA includes profit on disposal of investments.

Recent developments

*   Fourth quarter turnover down 9% from L57.2 million to L52.2 million.

* Fourth quarter operating losses of L16.4 million down from operating profits of L3.0 million.

*   Full year turnover down 14% from L226.3 million to L194.8 million.

* Full year operating losses of L26.8 million down from operating profits of L39.2 million.

* Full year profit before tax and goodwill, including exceptional gains, up 49% to L62.7 million.

*   Profit on disposal of investments (before tax) of L80.2 million.

* Twenty four new titles launched in the year. Nine (including catalogue) achieved sales in excess of 350,000 units.

* Worldwide publishing rights signed for PC and PSX versions of game based on the forthcoming animated feature film "Chicken Run".

* UK publishing rights for PC, PSX and Dreamcast versions of "Who Wants To Be A Millionaire?" signed with Celador Productions.

* Three product deal signed with Sports Interactive, developers of Championship Manager series of games.

* Oscar1 winner Angelina Jolie cast as Lara Croft in live action film "Tomb Raider".

UK GAAP Financial Summary

Eidos made a profit after tax of L36.8 million for the three months ended March 31, 2000 compared to L5.0 million in the corresponding period last year. This includes the L80.2 million profit on disposal on investments. Turnover decreased 9% from L57.2 million to L52.2 million. The earnings per share for the period was 35.7p compared to 5.8p in the same period last year based on a weighted average number of shares outstanding in the period of 103,132,379 (1999: 86,026,000). The diluted earnings per share was 34.2p (1999: 5.1p).

Eidos reported a profit after tax of L25.2 million for the year ended March 31, 2000 compared to L24.3 million for last year. Turnover decreased 14% from L226.3 million to L194.8 million. The earnings per share was 25.9p compared to 28.3p last year based on a weighted average number of shares of 97,221,713 (1999: 85,689,145). The diluted earnings per share was 23.8p compared to 25.0p for the corresponding period last year.

The share and earnings per share numbers for the current and prior periods reflect the five for one share split which took place on January 25, 2000.

Net cash outflow from operating activities was L28.5 million for the year ended March 31, 2000, compared to a net inflow of L30.1 million in the previous year.

The new joint ventures in Spain (Proein and Pyro) generated an operating profit of L0.5 million this year and contributed L0.3 million to the retained profit of the Group (or 0.3p per share), before goodwill amortisation.

Nine new titles were launched in the final quarter including Resident Evil 3, Fear Effect and Thief 2 bringing the total number of new titles for the year to twenty four (1999: nineteen). Nine titles (including catalogue) managed to achieve sales in excess of 350,000 units. This year also saw the release of a number of titles on the new platforms, Sega Dreamcast and Nintendo Gameboy Color. In particular, titles from three of Eidos' key franchises (Tomb Raider, Fighting Force and Soul Reaver) were released on Dreamcast, each selling over 200,000 units.

Gross margin for the fourth quarter was 34.8% compared to 61.8% for the corresponding period last year. Gross margin for the year was 54.9% compared to 63.9% last year. This decrease is due to a number of factors: lower average selling prices, additional provisions against revenue and inventory and higher royalty costs (cost of sales includes royalties paid to developers in excess of development advances paid). Most of the additional provisions were recorded in the fourth quarter, which is why the margin for this quarter is particularly low. A number of the games released this year were sub-licensed and carried relatively high royalty rates (rather than development costs). Royalty costs in the year were L18.7 million (9.6% of revenue) compared to L15.7 million (6.9% of revenue) last year.

Selling and Marketing

Advertising costs for the three months ended March 31, 2000 were L7.1 million (13.7% of revenues) compared to L5.7 million (10.0% of revenues) in the corresponding period. Advertising costs for the year were L25.2 million (12.9% of net revenue) compared to L20.7 million (9.2% of net revenue) in 1999. The increase reflects the higher number of titles released and the need to market products more vigorously in a slowing market.

The fixed element of selling and marketing costs was L5.2 million (1999: L5.5 million) and L21.2 million (1999: L16.4 million) for the three months and year ended March 31, 2000 respectively. The increase is a result of both the increased costs of promotional licences and additional headcount in new and existing offices.

Research and Development

Research and development spend represents the Company's investment in product development of L11.3 million for the three months ended March 31, 2000 (1999:
L9.0 million) and L45.0 million for the full year (1999: L36.8 million). Also included in the category is pure research and development of L0.2 million (1999: L0.7 million) and L2.2 million (1999: L2.8 million) for the three months and year to March 31, 2000 respectively. The product development charge for the year includes L19.7 million (1999: L20.7 million) invested in a pipeline of 32 titles which have yet to be released.

General and Administrative

General and administrative costs excluding goodwill were L6.9 million or 13.3% of revenue (1999: L9.0 million or 15.7%) and L27.3 million or 14.0% of revenue (1999: L24.7 million, 10.9% of revenue) for the quarter and year ended March 31, 2000 respectively. The 1999 charge included some one-off costs in the fourth quarter related to abortive acquisitions and related financing. In accordance with Financial Reporting Standard No.10 goodwill arising on the acquisitions of Crystal Dynamics, Proein and Pyro has been capitalised and is being amortised over three years. Total general and administrative costs including goodwill were L10.7 million for the quarter and L40.7 million for the year (1999: L11.4 million and L28.8 million).

Taxation

The effective tax rate (before goodwill) for the full year is 38% compared to 33% last year. The tax due on the disposal of Opticom shares has been calculated as L24.6 million. The losses within the Group have only generated a net tax credit of L0.5 million. This is due to relatively high disallowable items and a prudent view being taken on the potential realisation of tax losses. In general, Eidos expects to have an effective overall rate in excess of standard UK rates because of the high proportion of activities overseas which have tax rates higher than those of the UK. Most of the brought forward losses have now been used.


Balance Sheet

At March 31, 2000 Eidos had net assets of L126.4 million compared to L66.5 million at the start of the year. The increase is largely due to the retained profits for the year (L25.2 million), the conversion of the convertible bond (L31.2 million) and the exercise of employees' share options (L4.0 million).

Net assets include goodwill of L28.3 million (1999: L25.9 million), tangible fixed assets and investments of L45.9 million (1999: L17.8 million), net current assets of L52.2 million (1999: L53.6 million) and other long term creditors of L0.1 million (1999: L30.8 million). The significant changes in the year were the conversion of the US$50 million convertible bond and a $55 million investment in a US internet company, Express.com (formerly Maximum Holdings, Inc.). The cash generated from the sale of Opticom of L91.5 million has not been applied to the loans and overdrafts since these were not settled until just after the year end.

Eidos plc is one of the world's leading publishers and developers of entertainment software. The Company develops and publishes a diverse mix of titles for the Sony PlayStation, Sega Dreamcast, Nintendo Game Boy Color and multimedia PC markets in the US, the UK, Europe and Asia. The Company's shares are traded on the NASDAQ Stock Market under the symbol EIDSY.

Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 1999.

                                     # # #

Contact:
Charles Cornwall, CEO:                                       011 44 20 8636 3000
Jeremy Lewis, CFO:                                           011 44 20 8636 3000
Ryan Barr/Brad Edwards, Brainerd Communicators:                     212 986 6667
Simon Ellis/Paul Vann, Binns & Co:                           011 44 20 7786 9600

EIDOS plc
Consolidated Statements of Operations Reconciled to US GAAP for the quarter and year ended March 31, 2000


                                                          Quarter ended March 31,                     Year ended March 31,
                                                  ---------------------------------------   ---------------------------------------
UK GAAP                                              2000          2000          1999          2000          2000          1999
                                                  -----------   -----------   -----------   -----------   -----------   -----------
                                                     $'000         L'000         L'000         $'000         L'000         L'000
Turnover: Group and share of joint ventures'..         87,411        54,632        57,173       325,224       203,265       226,284
Less: share of joint ventures' turnover.......         (3,877)       (2,423)          ---       (13,542)       (8,464)          ---
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Turnover -- continuing operations.............         83,534        52,209        57,173       311,682       194,801       226,284
Cost of goods sold............................        (54,440)      (34,025)      (21,864)     (140,653)      (87,908)      (81,628)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Gross Profit..................................         29,094        18,184        35,309       171,029       106,893       144,656
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Selling and marketing.........................        (19,810)      (12,381)      (11,194)      (74,208)      (46,380)      (37,096)
Research and development......................        (18,376)      (11,485)       (9,678)      (75,477)      (47,173)      (39,619)
General and administrative
 Goodwill amortisation........................         (6,024)       (3,765)       (2,437)      (21,517)      (13,448)       (4,070)
 Other........................................        (11,070)       (6,919)       (8,984)      (43,608)      (27,255)      (24,701)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
                                                      (17,094)      (10,684)      (11,421)      (65,125)      (40,703)      (28,771)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Operating expenses............................        (55,280)      (34,550)      (32,293)     (214,810)     (134,256)     (105,486)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Group operating (loss)/profit.................        (26,186)      (16,366)        3,016       (43,781)      (27,363)       39,170
Share of operating profit of joint ventures...            (58)          (36)          ---           851           532           ---
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Total operating (loss)/profit -- continuing
 operations ..................................        (26,244)      (16,402)        3,016       (42,930)      (26,831)       39,170
Profit on disposal of investments.............        128,378        80,236         3,000       128,378        80,236           ---
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Profit on ordinary activities before interest
 and tax .....................................        102,134        63,834         6,016        85,448        53,405        39,170
Net interest and similar charges..............         (3,147)       (1,967)         (480)       (6,608)       (4,130)       (1,250)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Profit on ordinary activities before tax......         98,987        61,867         5,536        78,840        49,275        37,920
Tax on profit on ordinary activities..........        (40,146)      (25,091)         (511)      (38,515)      (24,072)      (13,670)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Profit for the year...........................         58,841        36,776         5,025        40,325        25,203        24,250
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Basic earnings per share......................          57.1c         35.7p          5.8p         41.4c         25.9p         28.3p
Diluted earnings per share....................          54.7c         34.2p          5.1p         38.1c         23.8p         25.0p




--------
Notes:
1. The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `L' are to the currency of the United Kingdom and references to `$', `US dollars' or `US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.60 to L1.00, the exchange rate published by Datastream for March 31, 2000.

EIDOS plc
Consolidated Statements of Operations Reconciled to US GAAP for the quarter and year ended March 31, 2000 (continued...)


                                                          Quarter ended March 31,                     Year ended March 31,
                                                  ---------------------------------------   ---------------------------------------
Reconciliation to US GAAP                            2000          2000          1999          2000          2000          1999
                                                  -----------   -----------   -----------   -----------   -----------   -----------
                                                     $'000         L'000         L'000         $'000         L'000         L'000
Net profit after tax (prepared under UK GAAP).         58,841        36,776         5,025        40,325        25,203        24,250
Amortisation of goodwill (restated)...........           (686)         (429)          (99)       (1,213)         (758)       (4,368)
Full consolidation of joint venture...........           (206)         (129)          ---          (206)         (129)          ---
Licence revenue recognition...................         (1,500)         (938)          ---        (1,500)         (938)          ---
Deferred tax..................................         (1,589)         (993)          ---        (3,189)       (1,993)          ---
Stock compensation expense....................            ---           ---          (247)          ---           ---          (247)
In process research and development...........            ---           ---          (195)          ---           ---        (2,368)
Amount written off investments................          3,211         2,007        (3,000)        3,211         2,007           ---
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net profit in accordance with US GAAP.........         58,071        36,294         1,484        37,428        23,392        17,267
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Earnings per share in accordance with US GAAP
Basic earnings per share......................          56.3c         35.2p          1.7p         38.6c         24.1p         20.2p
Diluted earnings per share....................          54.1c         33.8p          1.6p         35.4c         22.1p         18.2p




--------
Notes:
1. The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or 'L' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.60 to L1.00, the exchange rate published by Datastream for March 31, 2000.

2. The reconciliation of goodwill to US GAAP for March 31, 1999 has been restated to reflect the retrospective equity accounting of a stepped acquisition, where the original investment occurred prior to March 31, 1999.

                                   EIDOS plc

Consolidated Balance Sheets Reconciled to US GAAP


UK GAAP                                           March 31, 2000             March 31, 1999
                                         --------------------------------    --------------
                                             $'000             L'000             L'000
Fixed assets
Intangible assets....................             45,288           28,305            25,939
Tangible assets......................              9,635            6,022             5,668
Investments
 Joint ventures......................              2,944            1,840               ---
 Other investments...................             60,930           38,081            12,164
                                          --------------   --------------    --------------
                                                  63,874           39,921            12,164
                                          --------------   --------------    --------------
Total fixed assets...................            118,797           74,248            43,771
                                          --------------   --------------    --------------
Current assets
Stocks...............................             21,258           13,286             5,666
Debtors..............................            124,264           77,665            57,737
Cash at bank and in hand.............            165,518          103,449            48,220
                                          --------------   --------------    --------------
Total current assets.................            311,040          194,400           111,623


Creditors: amount falling due within
 one year ...........................           (227,482)        (142,176)          (58,049)
                                          --------------   --------------    --------------
Net current assets...................             83,558           52,224            53,574
                                          --------------   --------------    --------------
Total assets less current liabilities            202,355          126,472            97,345
                                          --------------   --------------    --------------
Creditors due after more than one
 year: ..............................                (85)             (53)          (30,813)
                                          --------------   --------------    --------------
Net assets...........................            202,270          126,419            66,532
                                          ==============   ==============    ==============

Capital and reserves
Called up share capital..............              3,314            2,071             1,728
Share premium account................            136,054           85,034            50,165
Other reserves.......................              1,131              707               707
Profit and loss account..............             61,771           38,607            13,932
                                          --------------   --------------    --------------
Equity shareholders' funds...........            202,270          126,419            66,532
                                          ==============   ==============    ==============
Reconciliation to US GAAP (restated)

Shareholders' funds (prepared under
 UK GAAP) ...........................            202,270          126,419            66,532
Goodwill.............................             33,194           20,746            20,314
Less in process research and
 development ........................             (3,789)          (2,368)           (2,368)
Less amortisation....................            (28,656)         (17,910)          (17,152)
Unrealised appreciation on
 investments ........................             65,064           40,665               ---
Full consolidation of joint venture..               (206)            (129)              ---
Equity accounting trade investment...                326              204              (865)
Licence revenue recognition..........             (1,500)            (938)              ---
Deferred tax (liability) / asset on
 reconciling items ..................            (19,520)         (12,200)            1,993
                                          --------------   --------------    --------------
Shareholders' funds (in accordance
 with US GAAP) ......................            247,183          154,489            68,454
                                          ==============   ==============    ==============




--------
Notes:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. The investment in joint ventures comprises L4.6 million share of gross assets less L2.8 million share of gross liabilities.

                                   EIDOS plc

Consolidated Statements of Cash Flow


                                                                                                                       Year ended
                                                                                                                        March 31,
                                                                                    Year ended March 31, 2000             1999
                                                                                 --------------------------------    ---------------
                                                                                      $'000              L'000            L'000

Net cash (outflow)/inflow from operating activities..........................           (45,547)          (28,467)            30,068

Returns on investments and servicing of finance
Interest received............................................................             1,744             1,090              1,773
Bank interest paid...........................................................            (4,208)           (2,630)             (420)
Bond interest paid...........................................................           (1,043)             (652)            (1,897)
Other interest paid..........................................................               (71)              (44)               ---
Interest paid on finance leases..............................................              (392)             (245)             (211)
                                                                                 --------------    --------------     --------------
                                                                                         (3,970)           (2,481)             (755)
                                                                                 --------------    --------------     --------------
Taxation
UK tax paid..................................................................           (17,328)          (10,830)           (1,867)
Overseas tax paid............................................................            (9,544)           (5,965)           (4,618)
                                                                                 --------------    --------------     --------------
                                                                                        (26,872)          (16,795)           (6,485)
                                                                                 --------------    --------------     --------------
Capital expenditure and financial investment
Purchase of tangible fixed assets............................................            (5,763)           (3,602)           (2,175)
Sale of tangible fixed assets................................................               139                87                 75
Purchase of other investments................................................           (58,488)          (36,555)             (570)
Sale of other investments....................................................           146,408            91,505                ---
                                                                                 --------------    --------------     --------------
                                                                                         82,296            51,435            (2,670)
                                                                                 --------------    --------------     --------------
Acquisitions and disposals
Purchase of subsidiary undertakings..........................................           (22,923)          (14,327)          (15,378)
Net cash acquired with subsidiary undertakings...............................               ---               ---                459
Purchase of joint undertakings...............................................           (28,712)          (17,945)               ---
                                                                                 --------------    --------------     --------------
                                                                                        (51,635)          (32,272)          (14,919)
                                                                                 --------------    --------------     --------------

Net cash (outflow)/inflow before financing...................................           (45,728)          (28,580)             5,239


Financing
Issue of ordinary share capital..............................................             6,342             3,964                833
Repayment of principal under finance leases..................................              (592)             (370)             (761)
                                                                                 --------------    --------------     --------------
                                                                                          5,750             3,594                 72
                                                                                 --------------    --------------     --------------
(Decrease)/increase in cash in the period....................................           (39,978)          (24,986)             5,311
                                                                                 ==============    ==============     ==============




--------
Notes:
1. Net cash inflow from operating activities is derived from operating loss of L27,363,000 (1999: profit L39,170,000) adjusted for depreciation of L3,150,000 (1999: L3,539,000), goodwill amortisation and write offs of L13,954,000 (1999: L4,632,000) and an increase in working capital of L18,208,000 (1999: L17,273,000).

     Eidos plc Statistical Information for the Period Ended March 31, 2000
                            Geographical Revenue Mix
                                  (Unaudited)


                                                                                             Quarter
                                                               ---------------------------------------------------------------------
                                                                        March 31, 2000                      March 31, 1999
                                                               -------------------------------    ----------------------------------
                                                                    L'000s        % of Total          L'000s            % of Total
  North America.........................................               13,640            26.1%            17,906               31.3%
  UK/Europe.............................................               35,127            67.3%            36,188               63.3%
  Rest of World.........................................                3,442             6.6%             3,079                5.4%
                                                               --------------   --------------    --------------      --------------
  Total net revenue ....................................               52,209           100.0%            57,173              100.0%
                                                               --------------   --------------    --------------      --------------




                                                                                               Year
                                                                --------------------------------------------------------------------
                                                                        March 31, 2000                      March 31, 1999
                                                                -------------------------------    ---------------------------------
                                                                    L'000s         % of Total          L'000s          % of Total
North America..............................................             63,719            32.7%            78,476             34.7%
UK/Europe..................................................            119,868            61.5%           136,310             60.2%
Rest of World..............................................             11,214             5.8%            11,498              5.1%
                                                                --------------   --------------    --------------    --------------
Total net revenue..........................................            194,801           100.0%           226,284            100.0%
                                                                --------------   --------------    --------------    --------------




                                                    Percentage        Percentage
                                                        Change            Change
                                                       Quarter              Year
                                                --------------    --------------
North America...............................             (23.8%)           (18.8%)
UK/Europe...................................              (2.9%)           (12.1%)
Rest of World...............................              11.8%             (2.5%)
                                                --------------    --------------
Total net revenue...........................              (8.7%)           (13.9%)
                                                --------------    --------------




                   Platform Revenue Mix (Games Revenue only)
                                  (Unaudited)


                                                                                             Quarter
                                                                -------------------------------------------------------------------
                                                                        March 31, 2000                      March 31, 1999
                                                                -------------------------------    --------------------------------
                                                                    L'000s          % of Total          L'000s         % of Total
Console....................................................             48,943            96.0%            37,480             66.7%
PC.........................................................              2,024             4.0%            18,677             33.3%
                                                                --------------   --------------    --------------    --------------
Total net revenue..........................................             50,967           100.0%            56,157            100.0%
                                                                --------------   --------------    --------------    --------------



                                                                                               Year
                                                                --------------------------------------------------------------------
                                                                        March 31, 2000                      March 31, 1999
                                                                -------------------------------    ---------------------------------
                                                                    L'000s          % of Total          L'000s         % of Total
Console....................................................            134,838            70.9%           137,790             61.9%
PC.........................................................             55,342            29.1%            84,811             38.1%
                                                                --------------   --------------    --------------    --------------
Total net revenue..........................................            190,180           100.0%           222,601            100.0%
                                                                --------------   --------------    --------------    --------------




                                                    Percentage        Percentage
                                                        Change            Change
                                                       Quarter              Year
                                                --------------    --------------
Console.....................................              30.6%             (2.1%)
PC..........................................             (89.2%)           (34.7%)
                                                --------------    --------------
Total net revenues..........................              (9.2%)           (14.6%)
                                                --------------    --------------


For Immediate Release                       24 March 2000

                                   Eidos plc
                      Disposal and Further Trading Update


                    Part disposal of holding in Opticom ASA
              Continuing downturn in entertainment software demand

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, will announce its results for the quarter and full year ending 31 March 2000 in the last week of May 2000.

Further to the statement of the third quarter figures on 28 February, the Company announces a disposal of the majority of its holding in Opticom ASA ("Opticom") resulting in an exceptional profit before tax of some L84 million. The Company also reports that trading has deteriorated markedly since the statement on 28 February.

Part disposal of holding in Opticom

The Board announces that it has reached agreement to sell 1,140,000 of its total holding of 1,476,052 shares in Opticom for NOK 1,100 per share to a consortium comprising Credit Suisse First Boston, Thomas Fussell and Robert Keith. Thomas Fussell and Robert Keith are respectively Chairman and Managing Director of Opticom. The proceeds will total NOK 1,254,000,000 (approximately L94 million). Eidopt, the joint venture between Eidos and Opticom, continues to progress as planned.

The disposal resulted in an exceptional profit before tax of approximately L84 million, which will be reported in the results for the year ending 31 March 2000.

Key Products Released

A total of 8 titles have been released since 18 February including Fear Effect
(PSX), Dragon Warrior Monsters (GBC), Soul Reaver (Dreamcast), Urban Chaos
(PSX) and, in Europe and Australia only, Resident Evil 3 (PSX) and Final Fantasy VIII (PC).

Whilst many of these products have reached high positions in the retail charts, there has been a material shortfall between the Company's expectations of sale volumes and the actual number of units sold through by retail. The Company believes a significant portion of the shortfall against expectations relates to adverse market conditions across all major territories and a general slowdown in consumer demand. In the light of these conditions the Company's experience has been that retail ordering levels of even its most successful titles have been lower than expected.

Before the end of the current quarter, the Company will release several other key titles including, UEFA Champions League (PC and PSX), Tomb Raider: The Last Revelation (Dreamcast), Thief 2 (PC) and Resident Evil Survivor (PSX).

Transition Phase

The Company believes that these lower retail order levels are partly a result of the transition in the console markets to the next generation platforms, such as Dreamcast, PlayStation 2, Dolphin and X-Box. The Company anticipates that these new more powerful gaming platforms will have a positive impact on the market in the long term. However, the transition is likely to lead to a further weakening of current generation software sales in the near term.

Research and Development

The Company continues to invest significantly in research and development in order to ensure a full pipeline of high quality, compelling games. It will continue to seek to leverage existing franchises such as Tomb Raider, Championship Manager, Soul Reaver and Commandos across the next generation platforms as well as seeking to establish new ones. The Company will continue to bear heavy development costs for next generation games during the 2000 calendar year and does not anticipate significant revenues from this investment until the installed base of such platforms has been established in 2001 and beyond.

Retail Channel and Release Dates

The Company believes that the currently lower level of consumer demand has led to congestion in the retail channel. Accordingly, the decision has been taken to delay the release of certain products including Nomad Soul (Dreamcast), F1 World Grand Prix (PC), Tomb Raider (GBC) and Daikatana (PC) to the first quarter of the 2001 financial year. This will allow more time for existing product to move through the retail channel.

Outlook for Year

Although it is too early to predict results for the year, the Board currently expects that the second half operating result will be significantly worse than that achieved in the second half of the 1999 financial year. This implies the results for the financial year ended 31 March 2000 will be substantially below those of the previous year.

Future Prospects

The Board believes that there will be continued difficulties affecting current trading as the market moves to the new generation of gaming platforms in the near term. However, it is the Board's view that the release schedule for the next 12 months remains of high quality including sequels to Commandos and Gangsters, as well as further iterations from key franchises such as Tomb Raider, Championship Manager and Soul Reaver. The future success of these franchises will however be dependent upon the prevailing market conditions at the time of release.

Whilst the transition clearly presents challenges for all market participants, the Company will continue to focus on ensuring that the cost base is brought into line with the anticipated levels of turnover and that the measures now being taken to improve the management of the product development cycle are fully implemented.

Eidos will continue to position itself to take advantage of opportunities afforded by the arrival of the new platforms. Development of 7 PlayStation 2 titles is already on-going with anticipated releases in the next 18 months.

Contact:

Charles Cornwall, CEO:                                             0181 636 3000
Mike McGarvey, COO:                                                0181 636 3000
Jeremy Lewis, CFO:                                                 0181 636 3000
Neil Camp, Binns & Co:                                             0171 786 9600
Ryan Barr/Lenny Santiago, Brainerd Communicators:               001 212 986 6667

                      Issued by Binns & Co: 0171 786 9600