Form 20-F
period 2001-03-31
EIDOS PLC
filed 2001-10-15
CIK 1002717

FORM 20-F

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended March 31, 2001

OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from  ______________  to  ________________

                        Commission file number 000-28994

                           [Eidos plc graphic omitted]

                                      plc

   (incorporated with limited liability in England and Wales with registered number 2501949)
             (Exact name of Registrant as specified in its charter)

                               England and Wales
                (Jurisdiction of incorporation or organization)

 Wimbledon Bridge House, 1, Hartfield Road, Wimbledon, London SW19 3RU, 44 208
                                    636 3000
         (Address and telephone number of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the
                                      Act.

Title of each class                              Name of each exchange on which registered
American Depositary Shares, each representing
one Ordinary Share of the Company, and the
underlying Ordinary Shares                       Nasdaq National Market


   Securities registered or to be registered pursuant to Section 12(g) of the
                                      Act.
                                      n/a
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                      n/a
                                (Title of Class)

As of March 31, 2001, there were outstanding 3,618,099 American Depositary Shares and 103,931,470 Ordinary Shares of the Company (including the Ordinary Shares underlying the outstanding American Depositary Receipts).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes     ___X___        No        _______

Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17 ___X___        Item 18   _______

In this document, Eidos plc is referred to as the "Company" and the Company and its consolidated subsidiaries are together referred to as the "Group."

Cautionary Statement With Respect to Forward-Looking Statements

Statements made in this annual report with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); and those factors identified under "Item 3 - Key Information - Risk Factors."

                               TABLE OF CONTENTS


                                                                           Page

Part I   Item 3   Key Information                                             3

         Item 4   Information on the Company                                 11

         Item 5   Operating and Financial Review and Prospects               17

         Item 6   Directors, Senior Management and Employees                 27

         Item 7   Major Shareholders and Related Party Transactions          36

         Item 8   Financial Information                                      39

         Item 9   The Offer and Listing                                      77

         Item 10  Additional Information                                     79

         Item 11  Quantitative and Qualitative Disclosures about Market Risk 84

Part III Item 17  Financial Statements                                       85

         Item 19  Exhibits                                                   85

---------------

Note: Omitted items are inapplicable

                                     PART I


ITEM 3 - KEY INFORMATION

General

Eidos is one of Europe's largest developers and publishers of entertainment software. The Group's primary focus is on the development of its own content through its internal development resources, augmented by relationships with external development studios. The Group has a broad based publishing portfolio built around key franchises such as Tomb Raider, Championship Manager, Soul Reaver and Commandos, and original titles which it believes have franchise potential. Tomb Raider is one of the most successful video game franchises in the world owned by an independent publisher with total unit sales currently exceeding 24 million units.

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with "Item 5, Operating and Financial Review and Prospects" and the Consolidated Financial Statements and Other Financial Information included in Item 8. The Company prepares its financial statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. These differences have a material effect on net income and shareholders' equity and are described in Note 30 of the Notes to the Consolidated Financial Statements of the Company.

The selected consolidated financial data presented below for the Company in accordance with U.K. GAAP for the years ended March 31, 1999, 2000 and 2001 and at March 31, 2000 and 2001 are derived from the audited Consolidated Financial Statements included elsewhere in this report. The selected consolidated financial data presented below for the Company in accordance with U.K. GAAP for the years ended March 31, 1997 and 1998 and at March 31, 1997, 1998 and 1999 are derived from audited financial statements of the Company not included in this report.

The selected consolidated financial data presented below for the Company in accordance with U.S. GAAP for the years ended March 31, 1997, 1998, 1999, 2000 and 2001 and at March 31, 1997, 1998, 1999, 2000 and 2001 are derived from the Company's audited financial statements, but are unaudited except for the amounts covered by the reconciliation set forth in Note 30 (Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States) of the Notes to the Consolidated Financial Statements of the Company.

The reconciliation between U.K. GAAP and U.S. GAAP has been prepared by the Company on a consistent basis from period to period and includes all adjustments and reclassifications that the Company considers necessary for a fair presentation of such reconciliation for the periods presented.

U.K. GAAP

Consolidated Statement of Operations Data:

                                                                               Year ended March 31,
                                                -----------------------------------------------------------------------------------
In thousands, except per share data                 1997              1998             1999              2000             2001
                                                -------------     -------------    -------------     -------------    -------------
                                                   (L)'000          (L)'000           (L)'000          (L)'000           (L)'000
Turnover ...................................           75,531           137,234          226,284           194,801          143,493
Cost of sales ..............................           27,989            47,263           81,628            87,908           81,722
                                                -------------     -------------    -------------     -------------    -------------
Gross profit ...............................           47,542            89,971          144,656           106,893           61,771
Operating expenses:
 Selling and marketing .....................           13,178            23,697           37,096            46,380           38,497
 Research and development(1) ...............           26,809            29,898           39,619            47,173           42,403
 General and administrative ................           13,996            16,923           28,771            37,228           33,844
                                                -------------     -------------    -------------     -------------    -------------
Income/(loss) from operations ..............           (6,441)           19,453           39,170           (23,888)         (52,973)
Income from joint ventures .................               --                --               --               532              876
Joint Venture Goodwill(2) ..................                                                                (3,475)          (5,192)
Income/(loss) from sale of investments or
  termination of operations.................              130            (1,852)              --            80,236          (36,308)
Income from investments ....................               --                --               --                --              136
Interest expense, net ......................             (520)           (1,094)          (1,250)           (4,130)          (2,897)
Provision for income taxes .................           (1,450)           (5,642)         (13,670)          (24,072)            (971)
                                                -------------     -------------    -------------     -------------    -------------
Net profit/(loss) ..........................        (L)(8,281)        (L)10,865        (L)24,250         (L)25,203       (L)(97,329)
Earnings/(loss) per share(3) ...............           (11.9p)            12.8p            28.3p             25.9p           (93.9p)
Diluted earnings/(loss) per share(3) .......           (11.9p)            12.2p            25.0p             23.8p           (93.9p)
                                                =============     =============    =============     =============    =============
Weighted average number of shares used to
  compute net earnings/(loss) per share(3)..           69,606            84,717           85,689            97,222          103,647
                                                =============     =============    =============     =============    =============


Consolidated Balance Sheet Data:

                                                  March 31,        March 31,         March 31,        March 31,         March 31,
                                                -------------     -------------    -------------     -------------    -------------
In thousands                                        1997              1998             1999              2000             2001
                                                -------------     -------------    -------------     -------------    -------------
                                                   (L)'000          (L)'000           (L)'000          (L)'000           (L)'000
Working capital(4) .........................        (L)25,592         (L)52,074        (L)53,574         (L)54,424         (L)9,540
Goodwill ...................................               --                --           25,939            28,305           13,837
Total assets ...............................           47,438            96,717          155,394           268,648           86,254
Long-term liabilities(4) ...................              425            29,454           30,813             2,253            2,318
Shareholders' equity .......................           30,382            40,936           66,532           126,419           30,617


---------------

1) The results for the periods ending March 31, 1997 and the position as at March 31, 1997 have been restated to reflect the new accounting policy for software development costs.

2) The results for the period ending March 31, 2000 and the position as at March 31, 2000 has been restated to show separately the goodwill in connection with joint venture companies.

3) On January 25, 2000 a five for one stock split took place. The earnings per share and weighted average numbers of shares have been restated to reflect this change.

4) The results for the period ending March 31, 2000 and the position as at March 31, 2000 has been restated to reflect a change in the presentation of license fees, which were previously included within creditors less than one year and are now shown as long term liabilities.

U.S. GAAP

Consolidated Statement of Operations Data:

                                                                               Year ended March 31,
                                                -----------------------------------------------------------------------------------
In thousands, except per share data                 1997              1998             1999              2000             2001
                                                -------------     -------------    -------------     -------------    -------------
                                                   (L)'000          (L)'000           (L)'000          (L)'000           (L)'000
Turnover ...................................        (L)75,531        (L)137,234       (L)226,284        (L)201,677       (L)153,110
Cost of sales ..............................           32,311            47,263           81,628            93,310           88,185
                                                -------------     -------------    -------------     -------------    -------------
Gross profit ...............................           43,220            89,971          144,656           108,367           64,925
Operating expenses:
Selling and marketing ......................           13,178            23,697           37,096            47,365           39,717
Research and development(1)(2) .............           22,720            40,141           41,987            47,173           42,403
General and administrative(4) ..............           18,903            24,983           33,386            42,308           40,027
                                                -------------     -------------    -------------     -------------    -------------
Income/(loss) from operations ..............          (11,581)            1,150           32,187           (28,479)         (57,222)
Income/(loss) from sale of investments or
  termination of operations.................              130               (52)              --            82,242          (36,308)
Losses from interests in associates ........             (127)              118               --                --               --
Income from investments ....................               --                --               --                --              136
Interest expense, net ......................             (520)           (1,094)          (1,250)           (4,142)          (1,658)
Provision for income taxes .................           (1,450)           (5,642)         (13,670)          (26,142)          (1,033)
Minority interests .........................               --                --               --               (87)            (219)
                                                -------------     -------------    -------------     -------------    -------------
Net income/(loss) ..........................       (L)(13,548)        (L)(5,520)       (L)17,267         (L)23,392       (L)(96,304)
Earnings/(loss) per share(3) ...............           (19.5p)            (6.5p)           20.2p             24.1p           (92.9p)
Diluted earnings/(loss) per share(3) .......           (19.5p)            (6.5p)           18.2p             22.1p           (92.9p)
                                                =============     =============    =============     =============    =============
Weighted average number of shares used to
  compute net earnings/(loss) per share(3)..           69,606            84,717           85,689            97,222          103,647
                                                =============     =============    =============     =============    =============


Consolidated Balance Sheet Data:

                                                  March 31,        March 31,         March 31,        March 31,         March 31,
                                                -------------     -------------    -------------     -------------    -------------
                                                    1997              1998             1999              2000             2001
                                                -------------     -------------    -------------     -------------    -------------
                                                   (L)'000          (L)'000           (L)'000          (L)'000           (L)'000
Working capital(5) .........................        (L)35,694         (L)54,077        (L)55,567         (L)39,122         (L)9,249
Goodwill(4) ................................           10,690             7,217           26,733            28,773           13,972
Total assets ...............................           68,314           105,937          157,316           312,655          103,914
Long-term liabilities(5) ...................              486            29,454           30,813             2,253            3,014
Shareholders' equity .......................           51,197            50,156           68,454           154,489           41,198


---------------

1) Operating expenses in the years ended March 31, 1997 and 1999 include write-offs of in-process research and development of (L)13.8 million and
    (L)2.4 million respectively, recorded in connection with the acquisitions of CentreGold and Crystal Dynamics, Inc.

2) Operating expenses in the year ended March 31, 1998 include write-offs of royalty advances and internal development costs of (L)10.1 million relating to earlier periods resulting from the change in accounting principle and estimate (see Note 30 of the Notes to the Consolidated Financial Statements).

3) On January 25, 2000 a five for one stock split took place. The earnings per share and weighted average numbers of shares have been restated to reflect this change.

4) Goodwill carrying value and amortisation charges (included with General and administrative expenses) for March 31, 1999 have been restated to reflect the retrospective equity accounting of a step acquisition, where the original investment occurred prior to March 31, 1999.

5) The position as at March 31, 2000 has been restated to show a change in the presentation of license fees, which were previously included within creditors less than one year and are now shown as long term liabilities.

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

Fiscal Year Ended March 31,                                         Average(1)
                                                                   -------------
1997 ..........................................................             1.63
1998 ..........................................................             1.65
1999 ..........................................................             1.65
2000 ..........................................................             1.61
2001 ..........................................................             1.47


---------------

(1) Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

Monthly exchange rates for the previous six
  months                                              High              Low
                                                  -------------    -------------
April 2001...................................             $1.45            $1.42
May 2001.....................................             $1.44            $1.41
June 2001....................................             $1.42            $1.37
July 2001....................................             $1.43            $1.40
August 2001..................................             $1.46            $1.42
September 2001...............................             $1.48            $1.45


On September 28, 2001 the Noon Buying Rate was $1.47 for each (L)1.00.

Risk Factors

In addition to the other information contained and incorporated by reference in this Report, the following risk factors should be considered carefully in evaluating the Group and its business. Also see "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this report.

Changing product platforms and formats may lead to consumer uncertainty and reduced demand

The entertainment software market has evolved rapidly in recent years, primarily as a result of ongoing significant technological development. Such changes can give rise to deterioration in competitiveness and consequential losses. There remains some uncertainty surrounding the launch of the next generation consoles and their subsequent success. The transition period for the introduction of the next generation consoles has taken longer than originally anticipated due to delays in the launch and production of the new consoles, and this period of uncertainty may continue. In particular, titles launched for the new consoles typically require higher development expenditure due to the increasing complexity of the titles that can be developed, using the enhanced features and higher capacity of the new consoles. The Group (as with other entertainment software publishers), relies on its projections of the market share and penetration achievable by existing and new consoles to plan the Group's development mix of platform-specific games. If these projections prove to be inaccurate, the Group might not realize the full potential of its product development program.

The predicted levels of market growth associated with the successful introduction of new hardware platforms may not be achieved

Whilst some uncertainty persists surrounding the launch of the next generation consoles and their subsequent success, many commentators are forecasting a period of growth for the industry once the new hardware platforms achieve mass market penetration. If the growth in the market for entertainment software associated with this upturn in the industry cycle does not materialize as anticipated, sales and hence the financial performance of the Group may be adversely affected.

New product releases may fail to achieve market acceptance

A key aspect of the Group's strategy is to focus on a relatively small number of high quality entertainment software products based around a number of existing franchise properties and the development of new properties with franchise potential. Due to this dependence on a limited number of products, the Group may be adversely affected if one or more principal entertainment software products fail to achieve anticipated results. Furthermore, whilst the focus on franchise properties, if successful, results in extending product life cycles, there can be no assurance that the Group's existing franchise titles can continue to be exploited as successfully as in the past. In addition, new products that the Group believes will have potential value as franchise properties may not achieve market acceptance and therefore may not be a basis for future releases.

The Group's success depends on the timely introduction of new products and new iterations of franchise titles of sufficiently high quality to replace declining revenues from older products. Notwithstanding the Group's strategy of focusing on franchise and high quality original titles with future franchise potential, few entertainment software products achieve sustained market acceptance and there can be no assurance that new products will be introduced on schedule or that they will achieve widespread market acceptance or generate significant revenues. Due to the highly seasonal nature of the entertainment software market and the substantial revenues that can be generated in the initial months after a new title launch, it is important to choose and achieve an appropriate launch date. A poorly timed launch could jeopardize the potential success of a title and thus the results of the Group.

In common with other industry participants, the Group is not yet able to predict what effect, if any, the events of September 11, 2001, will have on demand for its products.

Product release dates are frequently difficult to predict

The Group's success depends on the timely introduction of new products to replace declining revenues from older products. The bulk of revenues generated from entertainment software products is generally realized in the first few months following release. Consequently because of the boost to revenues typically associated with the initial shipments of a new product, delaying a product introduction beyond the end of a fiscal quarter may materially adversely affect operating results for that quarter.

The process of developing entertainment software products such as those offered by the Group is extremely complex and is becoming more so as new hardware platforms and technologies are introduced. In the past, the Group has experienced significant delays in the introduction of certain new products. Whilst every effort is made by the Group to minimize delays in intended release dates, there remains a risk that such delays will occur again in the future and that this might have an adverse impact on the Group's financial results.

The Group's business is highly seasonal

The Group has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of the Group's products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by the Group and its competitors;
(viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling and U.S. dollar in relation to other currencies and in relation to each other; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, the Group may take certain pricing or marketing actions that could materially adversely affect its business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly the Group operates with little backlog. Furthermore, the interactive software business is highly seasonal.

Net revenues are typically significantly higher during the second half of the Group's financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of the Group's total sales arise in the second half, it has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. The Group's expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet its sales expectations.

The seasonal nature of the entertainment software industry and the Group's release schedule, together with the terms on which the Group carries on its business, gives rise at certain times to a pronounced working capital requirement. If the Group does not have access to sufficient working capital during such periods, it will not be able to take full advantage of the commercial opportunities available to it.

The Group operates in a highly competitive market

The entertainment software market is highly competitive and is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Accordingly, the Group is always at risk from competitors achieving product selection, price, shelf access, marketing support, distribution or other selling advantages. There is a possibility that market forces, over which the Group has little or no control, may result in an unanticipated fall in the retail price of entertainment software. This could materially adversely affect the Group's projected profit margins.

Unexpected levels of returns may be experienced

The Group accepts returns and provides markdowns or other credits in the event that a retailer holds excess inventory of the Group's entertainment software products. When entertainment software is dispatched into the retail channel, the Group establishes reserves which estimate future potential returns based on historical return rates, seasonality of sales, retailer inventories and other factors. Although the Group believes that it maintains adequate reserves, there can be no assurance that actual returns or price reductions will not exceed such reserves, particularly where entertainment software products fail to achieve widespread market acceptance.

The unauthorized copying and piracy of software is becoming more commonplace

The entertainment software industry suffers increasingly from the effects of unauthorized copying and piracy. Whilst the Group takes such measures as it believes are appropriate to protect its entertainment software products, it cannot be certain that these measures will be sufficient, and this may result in a loss of revenue.

Complex entertainment software products may contain undetected errors

Entertainment software products as complex as those offered by the Group may contain undetected errors when first introduced or when new versions are released. The Group has in the past discovered errors in certain of its product offerings after their introduction and has experienced delays or lost revenues during the period required to correct those errors. In particular, the PC hardware environment is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult. The Group has experienced delays and significant technical support expenses in the past. There can be no assurance that, despite testing by the Group, programming or compatibility errors will not be found in new products or releases after commencement of commercial shipments. Any such errors could result in the loss of or delay in achieving market acceptance, which could have a material adverse effect on the Group's business, results of operations and financial condition.

The Group is dependent upon the protection of its intellectual property and proprietary rights, and could become subject to costly and time-consuming intellectual property litigation

The Group relies primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third party non-disclosure and non-competition agreements and other methods to protect its proprietary rights. Although the Group is not currently the subject of any intellectual property litigation which would have a material effect on the Group, there has been substantial litigation regarding copyright, trademark and other intellectual property rights involving computer software companies.

There can be no assurance that third parties will not assert infringement claims in the future with respect to current or future products of the Group. Any claims or litigation, with or without merit, could be costly and could require a significant amount of management's attention and result in adverse determinations, each of which could have a material adverse effect on the Group's business, results of operations and financial condition. Policing unauthorized use of the Group's products and trademarks is difficult and, while the Group is unable to determine the extent to which infringement of its proprietary products and marks occurs, software piracy and trademark infringement can be expected to be persistent problems.

The Group relies on hardware manufacturers that are also the Group's competitors

The Group publishes products subject to master license agreements with console manufacturers including Sony, Sega and Microsoft. Pursuant to these agreements the Group is permitted to use the proprietary information of the manufacturers in connection with the development of products for their platforms.

Although the Group has successfully negotiated agreements for the publication of its products in the past, there can be no assurance that it will be able to obtain publishing rights for all of its products in the future.

Prior to release for manufacturing, the hardware manufacturer has the right to review, evaluate and approve, under standards established by it, each title for its proprietary platform and the right to inspect and evaluate all promotional materials in connection with such title. The inability of the Group to obtain timely approvals or the rejection by the hardware manufacturer of titles or related promotional materials could materially adversely affect its future results of operations or result in quarterly variations in operating results if a product scheduled for release in any quarter is delayed.

Changes in international regulatory regimes may restrict the Group's operations

Recent developments in the U.S. and elsewhere have led the authorities to consider introducing tighter legislation against so-called "violent videos". Any such regulations could have an impact on the Group, in common with other publishers of video games, which is difficult to measure accurately.

The Group is heavily reliant on key personnel

The continued success of the Group depends, to a significant extent, upon the performance and contribution of its senior management, together with its ability to continue to attract, motivate and retain highly qualified and creative employees. The loss of key management and employees, or the failure by the Group to attract additional qualified employees or to retain the services of key personnel, could materially adversely affect the Group's business, results of operations or financial condition.

The results of the Group's international operations are subject to currency fluctuations

Currently, the Group' products and services are marketed in over 35 countries, covering primarily Europe and the U.S. Sales of the Group's products in such markets are subject to risks inherent in international business activities, including general economic conditions in each country, overlapping of differing tax structures, managing an organization spread over various jurisdictions, unexpected changes in regulatory requirements, complying with a variety of foreign laws and regulations and varying accounts receivable cycles.

The Company publishes its consolidated financial statements in pounds sterling. A significant portion of the Group's assets and net revenues are generated in foreign currencies, primarily Euros and U.S. dollars. In translating the results of its overseas operations the Group is subject to fluctuations in the exchange rates between pound sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against pound sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against pound sterling could increase reported revenues. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

ITEM 4 - INFORMATION ON THE COMPANY

History and development of the Company

The legal and commercial name of the Company, which was incorporated on May 14, 1990 under the laws of England and Wales, is Eidos plc. The Company's ordinary shares are traded on the London Stock Exchange and American Depositary Shares (each representing one ordinary share) are traded on the Nasdaq National Market.

The Company's registered office is located at Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London, United Kingdom SW19 3RU and its main telephone number 44 208 636 3000.

The Group develops and publishes advanced entertainment software products. The Group was formed in May 1990 to develop video editing systems and subsequently expanded its activities to include developing proprietary, software-based video compression technology to be used in CD-ROM and video telephony applications. Sales of video compression products were not significant, and the Company broadened its strategic focus to include developing and publishing entertainment software. To implement this strategy, the Group effected a number of acquisitions which resulted in a substantial expansion of the Group's operations. In October 1995, the Group acquired three entertainment software companies (Domark Group Limited, Simis Limited and The Big Red Software Company Limited) for aggregate consideration, including costs, of
(L)13.8 million. In April 1996, the Group acquired CentreGold plc, an entertainment software company, for consideration, including costs, of (L)17.6 million. The consideration for each of these acquisitions consisted primarily of newly issued Eidos shares. As contemplated at the time of the CentreGold acquisition, in June 1996 the Company disposed of CentreSoft Limited and PDQ Limited, the distribution arms of CentreGold, for (L)7.5 million in cash, the net book value of such companies at the date of acquisition by the Group. Subsequently CentreSoft Limited was acquired by Activision, Inc. resulting in an additional (L)0.5 million deferred consideration recognized in fiscal 1999.

In November 1998 the Company acquired Crystal Dynamics, Inc. for $49.1 million including costs. During the year ended March 31, 2000, the Group acquired 75% and 25% holdings in Proein SL and Pyro Studios SL, respectively. During the same year the Group licensed certain of its video compression technologies to Forbidden Technologies plc, a company formed by one of the Group's original founders. The Group divested itself of its remaining non core activities during the year ended March 31, 2001 to concentrate on developing and publishing high quality entertainment software.

The Group's future success is dependent upon it developing and publishing additional entertainment software titles and such titles achieving significant market acceptance. The Group experienced a challenging period in the year ended March 31, 2001. The hiatus in demand for entertainment software by consumers awaiting delivery of the next generation of consoles led to a disappointing financial performance both for the Group and many other leading publishers of entertainment software. This was exacerbated by price and margin erosion and by certain one off or non recurring charges described under the heading "Item 5 - Operating and Financial Review and Prospects - Exceptional Items" below.

Material commitments for capital expenditure

As of March 31, 2001 the Group had contracted to make payments, conditional upon the completion of development milestones, totaling (L)13.7 million (2000:
(L)11.4 million, 1999 (L)8.1 million) to various licensors and developers involved in providing entertainment software for the Group's use. (L)11.2 million (2000: (L)10.1 million, 1999: (L)7.0 million) is payable within one year and the remaining (L)2.5 million (2000: (L)1.3 million, 1999: (L)1.1 million) is split with (L)2.0 million (2000: (L)1.3 million, 1999: (L)1.1 million) due within one to two years and (L)0.5 million (2000: nil, 1999: nil) due within two to three years. All development contacts can be terminated by the Group at any time if the development milestones are not achieved, without any penalties.

Acquisitions, investments and disposals in the last three fiscal years

Express.com, Inc.

On November 11, 1999, the Group acquired 19.96% of Maximum Holdings, Inc. an internet company for $55 million. Following the acquisition, Maximum Holdings, Inc. merged with another internet company, DVD Express, Inc. and changed its name to Express.com, Inc. This diluted the Group's holding down to 12.6%. The company experienced significant financial difficulties during the year ended March 31, 2001, and on March 7, 2001, Express.com filed for federal bankruptcy protection under Chapter 11 of the U.S. bankruptcy code. The investment of $55 million has been fully written down in the current year.

Vision Park Entertainment AB

The Group had a 39.54% investment in Innerloop Technologies AS, an entertainment software developer. On September 1, 2000, the whole of the share capital of Innerloop Technologies AS was acquired by Vision Park Entertainment AG (publ.), conditional upon the subsequent listing of Vision Park Entertainment AB (publ.) in Sweden. As part of the acquisition, the Group's 39.54% holding was converted at the ratio of 1 to 12 into 585,198 Vision Park shares. Vision Park Entertainment AB (publ.) subsequently listed its share on OM Stockholmborsens O-lista in November 2000.

Within the Group accounts, this investment was carried at nil. In November 2000, the Group sold 206,000 shares in Vision Park Entertainment AB (publ.) for (L)519,000.

Opticom ASA

In 1998, the Group made a series of investments in Opticom ASA for a total of
(L)11.2 million. In March 2000, the Group sold the majority of its holding in Opticom ASA for (L)91.5 million, excluding costs. The Group now owns 336,052 shares in Opticom representing less than 5% of that company's share capital. Opticom is a Norwegian based company listed on the Norwegian stock exchange and is a leader in the research and development of polymer based storage and processing devices and has significant interests in internet technologies.

Proein SL

In July 1999, the Group acquired 75% of Proein SL, a Spanish distributor and an effective holding of 25% in the related games developer, Pyro Studios SL for $28 million. Both acquisitions are being accounted for as joint ventures because of the joint control arrangements.

Crystal Dynamics Inc.

In November 1998, the Group acquired 100% of Crystal Dynamics, Inc., a software development company, for a total consideration of $49.1 million (including acquisition costs).

Business Overview

The Group is one of Europe's largest independent developers and publishers of entertainment software. The Group's publishing activities date from 1995 when it acquired the Domark Group Ltd with the Championship Manager franchise. The following year it acquired the CentreGold Group plc, which included Core Design Limited, the developer of the Tomb Raider franchise.

Tomb Raider is one of the most successful entertainment software franchises in the world owned by an independent publisher. With five iterations, total unit sales currently exceed 24 million. In addition to this franchise, the Group has developed a broadly based publishing portfolio.

The Group has released four further titles that have achieved single game sales in excess of 1 million units. Over the last five years it has released another twenty six "hit titles", using the industry standard definition of a "hit" as a single game with sales exceeding 350,000 units. In September 2000 the Group launched the "Who Wants To Be A Millionaire?" title in the U.K. This became the first title to reach the No.1 position in the U.K. charts in all formats at the same time and achieved record sales within this market, outselling any other title, including any single iteration of Tomb Raider. "Who Wants To Be A Millionaire?", Tomb Raider II and Tomb Raider hold the all-time top three selling positions in the U.K. charts.

The success of the Group's development and publishing strategy is reflected in the Group's material shares of its principal markets. The Group's market share amongst all independent publishers in the calendar year 2000, based on independent data supplied by ChartTrack in the U.K., GfK in France and Media Control in Germany, was 11.2 per cent. in the U.K., 9.6 per cent. in Germany and 6.6 per cent. in France. This gave the Group the No.2 position in the U.K., the No.2 position in Germany and the No.3 position in France. In the U.S., based on independent data provided by NPD, the Group's market penetration in the calendar year 2000 was 1.9 per cent., giving it a No.16 position; in relation to PlayStation sales, the market penetration was 3.5 per cent. giving it a No.13 position. In November 2000 the Group announced it had achieved what the Directors believe to be its highest ever market penetration in the U.K. with a 13.8 per cent. share of sales during the previous month.

The Group's core activity of publishing entertainment software is increasingly orientated towards the development of its own content. The particular publishing strengths of the Group have been in the action adventure, strategy and sports management genres and the Directors expect this will continue to be the case in the short to medium-term based on the titles currently in development. The Group has taken a selective approach to sports action titles and the Directors expect this to continue.

The Directors have promoted a "developer friendly" culture within the business and currently the Group has over 400 development staff working within 14 teams in 4 studios, which are wholly-owned or partly-owned. This resource is augmented by external development, which comprises 16 teams in 13 studios. Overall the Group has a development resource of over 620 staff in internal and external studios working on product for publication. Of total sales of
(L)143.5 million in the year ended March 31, 2001, 56 per cent. was derived from internally-generated product.

The Group has focused on becoming a pure development and publishing house. Unlike a number of independent entertainment software publishers, the Group does not seek to own its channel to market since the Directors consider this to be a low margin activity. The Group maintains close contact with the retail channel. In Europe the Group has direct relationships with over 100 retailers operating about 11,000 outlets in three countries and in the U.S. with 45 retailers and distributors with about 17,000 outlets. Distribution to the retail channel is primarily undertaken through fulfillment houses.

The Group sells its products mainly in the United States and Europe. See Item 8, Note 3 for a full breakdown of revenues and profits by activity and geographic market for the last 3 fiscal years. The sales are seasonal with most of the revenue being earned in the third fiscal quarter due to an increase in sales in the lead-up to year end holiday buying season. See "Item 3 - Risk Factors - The Group's Business is Highly Seasonal".

The Group markets its products by targeting the retail and end-user customers through a marketing strategy, which includes retail promotions, public relations campaigns, consumer advertising, web-based marketing and direct marketing.

Retail promotions include sending product information to major industry buyers and selected retail store managers. The mailings include game descriptions, preliminary pricing information, ordering information, product merchandise and available press coverage. The Group also carries out "co-operative" marketing campaigns with major retailers to improve store presence and participate in the retailer's own advertising. Public relations campaigns include personal visits to magazine publishers, trade show appearances, and weekly and monthly mailings to the video game press, on-line publications, lifestyle and sports press, national dailies and broadcast media. Consumer Advertising generally begins two to three months prior to launch of a product. The advertising may include: print, television, radio, outdoor, on-line advertising, cinema advertising, direct mail, co-marketing ventures and creative packaging. In-store promotions may include videos, window displays, product signage and/or product demonstrations. Current Web exposure is focused on bringing the Group closer to its customers by the provision of technical support on its web-site and by providing demos and samples to stimulate interest in products. In relation to direct marketing, the Group holds a considerable database of customers built from the return of warranty cards. The database is used for profiling exercises and segmented direct marketing campaigns. Campaigns are extended via physical mailings and, wherever possible, electronic mailing. The Group also participates in direct marketing activities using databases built by retailers loyalty schemes.

Organizational Structure

The Company is the holding company of the Group. The Company has the following principal subsidiaries and joint ventures:

Name                                                    Date of          % of share                  Nature of Business
                                                     incorporation       capital held
                                                                            as at
                                                                        September 30,
                                                                             2001
 -------------------------------                    -----------------   -------------    ------------------------------------------
Principal Subsidiaries of the Company
Eidos Interactive Limited ......................             03/24/84             100    Developer and publisher of entertainment
                                                                                         software
Core Design Limited ............................             05/13/88             100(1) Developer of entertainment software
Eidos Interactive, Inc. ........................             08/15/92             100(1) Developer and publisher of entertainment
                                                                                         software
Crystal Dynamics, Inc. .........................             07/08/92             100(1) Developer of entertainment software
Eidos Interactive France SARL ..................             12/10/85             100(1) Publisher of entertainment software
Eidos Interactive (Deutschland) GmbH ...........             02/08/96             100(1) Publisher of entertainment software
Eidos Interactive KK ...........................             07/30/98             100    Publisher of entertainment software
Eidos Interactive Pte Limited ..................             11/17/98             100    Publisher of entertainment software
Ion Storm LLP ..................................              12/3/96              90(1)(Developer of entertainment software
Joint Ventures
Proein SL ......................................             08/12/76              75(1) Publisher of entertainment software
Pyro Studios SL ................................             03/11/97              25(1) Developer of entertainment software

With the exception of the companies marked(1), the share capital of the above companies is held directly by the Company. In the case of Ion Storm(2), the holding is in the form of partnership units rather than ordinary shares.

The registered office of Eidos Interactive Limited is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU, United Kingdom. The registered office of Core Design Limited is 2 Roundhouse Road, Pride Park, Derby DE24 8JE, United Kingdom. The registered office of Eidos Interactive, Inc. is 651 Brannan Street, 4th Floor, San Francisco, California 94107, United States of America. The registered office of Crystal Dynamics is 2468 Embarcadero Way, Palo Alto, California 94025-3691, United States of America. The registered office of Eidos Interactive France SARL is 8th Floor, 6 Boulevard du General Leclerc, 92115 Clichy, France. The registered office of Eidos Interactive (Deutschland) GmbH is Grosse Elbstrasse 145d, 22767, Hamburg, Germany. The registered office of Eidos Interactive KK is Etsuzan LK Building 4F, 1-10-4, Hiroo, Shibuya-Ku, Tokyo 150-0012, Japan. The registered office of Eidos Interactive Pte Limited is 15b Circular Road, Singapore 049371. The registered office of Proein SL and Pyro Studios SL is Euromor Building, Avenida de Burgos 16-D, Madrid, Spain The registered office of Ion Storm LLP is 2200 Ross Avenue, Suite 5400, Dallas, Texas 75201, United States of America.

Eidos Interactive, Inc., Crystal Dynamics, Inc., and Ion Storm LLP are incorporated and operate in the United States. Eidos Interactive France SARL, is incorporated, and operates in France. Eidos Interactive (Deutschland) GmbH, is incorporated, and operates in Germany. Eidos Interactive KK is incorporated and operates in Japan. Eidos Interactive Pte Limited is incorporated and operates in Singapore. Proein SL and Pyro Studios SL are incorporated, registered and operate in Spain. All the other companies listed are incorporated and operate in England and Wales.

Property, Plant and Equipment

The Group maintains an aggregate of approximately 130,152 square feet of office and commercial studio space in Birmingham, Derby and London, England; in Hamburg, Germany; in Paris, France, in San Francisco and Palo Alto, California, U.S., in Tokyo, Japan and in Singapore.

Details of the principal establishments of the Group are as follows:

                                                                                                                   Approximate Area
                                                                                                                       Occupied
Property                                   Tenure                                                  Description      (square feet)
---------------------------------------     --------------------------------------------------    -------------    ----------------
Eidos plc                                  Leasehold 10 years from November 22, 1996             Office                      19,000
Eidos Interactive Limited
Part 2nd Floor
Wimbledon Bridge House
Hartfield Road
London SW19 3RU
Eidos Interactive Limited                  Leasehold 1 year from May 27, 1998 thereafter on      Office                       1,800
Parts of Ground Floor                      three months' notice (Sections 24 to 28 Landlord
Units 2/3 Holford Way                      and
Holford                                    Tenant Act 1954 excluded)
Birmingham
Core Design Limited                        Leasehold 15 years from October 15, 1999              Office                      12,320
2 Roundhouse Road
Pride Park
Derby
DE24 8JE
Eidos Interactive, Inc.                    Leasehold 5 years from May 12, 1997                   Office                      15,000
651 Brannan Street
4th Floor,
San Francisco
California 94107
Crystal Dynamics, Inc.                     Leasehold from January 1, 1999 to                     Office                      26,788
64 Willow Place                            March 31, 2007
Menlo Park
California 94025-3691
Eidos Interactive France SARL              Leasehold 9 years from September 21, 1994             Office                       3,422
8th Floor
6 Boulevard du General Leclerc
Clichy
Eidos Interactive                          Leasehold 3 years from October 15, 1999               Office                      10,764
(Deutschland) GmbH
145d Grosse Elbstrasse,
22767 Hamburg
Eidos Interactive KK                       Leasehold 2 years from June 25, 2000                  Office                       2,337
Etsuzan LK Building 4F,
1-10-4, Hiroo,
Shibuya-Ku,
Tokyo 150-0012, Japan
Eidos Interactive Pte Limited              Leasehold 2 years from June 15, 2000                  Office                       1,024
15b Circular Road
Singapore 049371
Ion Storm LLP                              Leasehold 4 years from October 30, 2000               Office                      19,915
8303 Mopac,
Austin Texas
Pyro Studios SL                            Leasehold 5 years from August 19, 1998                Office                       8,073
1st Floor,
Avenida de Burgos 16-D,
Madrid
Proein SL                                  Leasehold 5 years from May 30, 2001                   Office                       4,036
3rd Floor,
Avenida de Burgos 16-D,
Madrid
Proein SL                                  Owned                                                 Warehouse                    5,673
Poligono Casablanca-2,
Doctor Severo Ochoa,
37-Alcobendas,
Madrid


The principal place of business of each of the above companies is the first relevant address shown above.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Group should be read in conjunction with the Group's Consolidated Financial Statements and Notes included elsewhere in this report. The following discussion contains forward-looking statements that involve risks and uncertainties. See "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this report.

Overview

The Group's future success is dependent upon it developing and publishing additional entertainment software titles and such titles achieving significant market acceptance. The Group experienced a challenging period in the year ended March 31, 2001. The hiatus in demand for entertainment software by consumers awaiting deliveries of the next generation of consoles has led to a disappointing financial performance both for the Group and many other leading publishers of entertainment software. This was exacerbated by price and margin erosion. The Group started the year with a significantly oversupplied retail channel having achieved lower than anticipated sales of the Group's entertainment software during the 1999 Christmas period and in the January to March 2000 quarter. Clearing this excess inventory position required the Group to make an exceptional provision in fiscal 2001 to cover returns of entertainment software not sold by the retail channel. The Group has also had to provide as an exceptional item for the write off of its investment in Express.com, Inc., which proved unable to sustain its business model in the face of the widely reported downturn experienced by business to consumer online companies. In addition the Group incurred costs in respect of aborted bid talks. These three exceptional items required the Group to write off a total of (L)54.1 million during the year.

The Group maintains its accounting records and reports its results in pounds sterling in accordance with U.K. GAAP. There are significant differences between U.K. GAAP and U.S. GAAP (these are discussed in Note 30 of the Notes to the Eidos Consolidated Financial Statements). A summary of the principal relevant differences between U.K. GAAP and U.S. GAAP follows the review of the results for the year.

The Group has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) market acceptance of the Group' products; (iii) delays in product completion; (iv) higher than expected product returns; (v) projected and actual changes in platforms; (vi) changes in pricing policies by the Group and its competitors;
(vii) costs associated with the write-off of discontinued development projects; (viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; and (ix) the size and rate of growth of the consumer software market. In response to competitive pressures, the Group may take certain pricing or marketing actions that could materially adversely affect the Group's business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly, the Group operates with little backlog. The Group's expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet the Group's sales expectations. Furthermore, the entertainment software business is highly seasonal. Net revenues are typically significantly higher during the fourth calendar quarter, due primarily to the increased demand for entertainment software products during the year-end holiday buying season. Net revenues in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

The Group has historically recorded a significant proportion of its costs in pounds sterling. With the increasing amount of globalization and overseas development commitments this is decreasing and in fiscal 2001, 53% of total costs were in sterling. During the year ended March 31, 2001, 47% of costs were paid in currencies other than sterling. However, a higher proportion of turnover (61% in the year ended March 31, 2001) is denominated in other currencies, primarily Euros and U.S. dollars. The Group reports its results in sterling; as a result, changes in the value of the pound sterling in relation to other currencies will affect the Group's turnover and operating margins. The impact of future exchange rate fluctuations between the pound sterling and other currencies on the Group's turnover and operating margins cannot be accurately predicted. Over the past several years, the Group has taken steps to reduce its exposure to currency fluctuation through foreign exchange management aimed at protecting margins and fixing future pound sterling cash flows. In particular, the Group has adopted a policy of hedging against the devaluation of a portion of its short-term foreign currency cash flows using forward contracts and options issued by the Company's bankers. At March 31, 2001, unhedged currency net assets totaled (L)64.3 million (predominantly U.S. dollars and Euros).

Exceptional Items

Under U.K. GAAP, an alternative profit and loss account format was presented for the year ended March 31, 2001 to show the effect of one-off, or "exceptional," charges in the period. Details of these exceptional charges are explained below. These exceptional items do not meet the definition of "Extraordinary items" under U.S. GAAP. Any commentary in this document relating to "exceptional items" should therefore be read for U.S. GAAP purposes as an "unusual item."

Additional returns provisions for products released in prior fiscal year

During the six months ended September 30, 2000, trading conditions for the Group continued to be difficult as the uncertainty persisted surrounding the release of new hardware platforms. Although sales of product launched in the half year were in line with expectations, the sell through during the period of titles released in the previous fiscal year was significantly lower than had previously been anticipated. Consequently, the provisions made at the end of the last fiscal year against stock then in the retail channel proved to be inadequate and a further (L)16.9m exceptional charge to turnover and profit was made.

Write down of investment in Express.com

In November 1999, the Company acquired an interest in Express.com ("Express") an internet company, for $55 million. During fiscal 2001, it became clear that Express was experiencing severe commercial difficulties in common with many other internet companies. The Group consequently decided to make full provision against the carrying value of the investment during the year. In March 2001, Express filed for federal bankruptcy protection under Chapter 11 of the U.S. bankruptcy code.

Legal and professional fees in relation to aborted takeover talks

During the period (L)0.9 million legal and professional fees were incurred in respect of bid talks, previously disclosed in the 6-k filing for the quarterly period ended September 30, 2000.

Unless otherwise indicated, all financial results and analyses in this document refer to the Group's U.K. GAAP financial statements.

Results of Operations

The following table sets forth the actual selected statements of operations data of the Group as a percentage of turnover for the periods presented:

Consolidated Statements of Operations Data:

                                                                   Year ended       Year ended        Year ended       Year ended
                                                                   March 31,         March 31,        March 31,         March 31,
                                                                  -------------    -------------     -------------    -------------
As a percentage of turnover                                           1999             2000              2001             2001
                                                                  -------------    -------------     -------------    -------------
                                                                                                        Before
                                                                                                     exceptional
                                                                                    (restated)          items
Turnover.....................................................             100.0%           100.0%            100.0%           100.0%
Cost of sales................................................              36.1             45.1              51.0             57.0
                                                                  -------------    -------------     -------------    -------------
Gross profit.................................................              63.9             54.9              49.0             43.0
Operating expenses:
Selling and marketing........................................              16.4             23.8              24.0             26.8
Research and development.....................................              17.5             24.2              26.4             29.6
Goodwill amortization........................................               1.8              5.1               6.8              7.6
Other general and administrative.............................              10.9             14.0              13.7             15.9
                                                                  -------------    -------------     -------------    -------------
Income/(loss) from operations................................              17.3            (12.2)            (21.9)           (36.9)
Income from joint ventures...................................                --              0.3               0.5              0.6
Joint Venture goodwill amortization..........................                --             (1.8)             (3.2)            (3.6)
Income/(loss) from sale of investments or termination of
  operations.................................................                --             41.2                --            (25.3)
Income from investments......................................                --               --               0.1              0.1
Interest expense, net........................................              (0.6)            (2.2)             (1.8)            (2.0)
Provision for income taxes...................................              (6.0)           (12.4)             (0.6)            (0.7)
                                                                  -------------    -------------     -------------    -------------
Net income...................................................              10.7%            12.9%            (26.9%)         (67.8%)


Year ended March 31, 2001 compared to the year ended March 31, 2000

Revenue. Turnover for the full year decreased by 17.7% from (L)194.8 million to (L)160.4 million, before the exceptional charge incurred in respect of returns.

Twenty new games, only four fewer than in 2000, were released during the year. Two titles sold significantly in excess of one million units: "Who Wants To Be A Millionaire?" and Tomb Raider: Chronicles. "Who Wants To Be A Millionaire?" became the fastest selling title to reach one million units sold in the U.K. and is now the biggest selling title in U.K. chart history, ahead of Tomb Raider II and Tomb Raider. A German version of "Who Wants To Be A Millionaire?" was released in the fourth quarter of fiscal 2001. The Group have since shipped in excess of 200,000 units to that market, making it the biggest selling game on the PC and PlayStation formats in the 2001 year to date.

The Group had further success with other titles during the year. Championship Manager and Sydney 2000 both shipped in excess of 350,000 units during fiscal 2001. The performance of Deus Ex from Ion Storm and the Group's first PlayStation 2 title, TimeSplitters, have been encouraging, with both winning critical acclaim during the year. The Company believes both titles have the potential to develop into compelling franchises for the future.

The Group publishes games for the Sony PlayStation, PlayStation 2 and Sega Dreamcast, ("consoles") and for PC. In addition, revenues are generated from the exploitation of the Group's intellectual property rights (for example, the sale of clue books and other merchandise) and sub-licensing games out onto other platforms, such as the Nintendo 64 and Nintendo Color GameBoy. Approximately 61% of the Group's game revenues were derived from console-based games in fiscal 2001 compared to 71% in fiscal 2000. This reflects the strength of certain PC titles released during the year relative to last year, notably "Who Wants to be a Millionaire?" and Deus Ex.

Gross Margin and Cost of sales. Cost of sales represents the manufacturing costs of the games, origination (design of packaging and other printed material), storage, distribution and royalties. The manufacturing cost of PlayStation, PlayStation 2 and Dreamcast games includes the royalties payable to Sony and Sega; this has the effect of reducing the gross margin on these games. Before the exceptional charge to turnover, gross margin was 49.0% for the year compared to 54.9% in fiscal 2000.

The Group undertook a comprehensive program in the fourth quarter of fiscal 2001 to reduce its exposure to further write downs of retail channel and warehouse inventories in future periods and this has contributed to reducing margins for the year. The Group believes these measures should ultimately help it return to more normal levels of margin in the future.

Selling and Marketing. Selling and marketing expense consists of advertising costs and the cost of promotional licenses and sales and marketing personnel. Advertising costs for the year were (L)19.3 million (12.0% of turnover excluding exceptional charges) compared to (L)25.2 million (12.9% of turnover) in 2000. The level of expenditure as a percentage of turnover fell partly as a result of reduced expenditure on television advertising in anticipation of lower sales and from the anticipated marketing leverage that would be derived from the popularity of "Who Wants to be a Millionaire?" and other key franchises.

The cost of promotional licenses and sales and marketing personnel decreased 9.4% to (L)19.2 million in fiscal 2001 compared to (L)21.2 million in the prior year. The lower amortization of promotional licenses reported earlier in the year was reversed in the final quarter with a (L)2.0 million charge arising from the accelerated amortization of certain prepaid license fees. Overall, however, this one time charge was offset by savings generated from the disposal or termination of non-core activities and by the imposition of tighter controls on expenditure in the remaining publishing businesses.

Research and Development. Research and development represents the Company's investment in product development, which was (L)42.4 million in fiscal 2001 (2000: (L)47.2 million). Included in this category is fixed research and development overhead of (L)0.4 million (2000: (L)2.2 million), which largely comprises staff costs. The reduction in research and development expenditure reflects the Group's increasing emphasis on internally-developed titles and the leveraging of established franchises onto new hardware platforms in the product pipeline. This pipeline includes (L)30.5 million (2000: (L)19.7 million) invested in more than 30 titles expected to be released over the next two years. The termination of certain non-core activities has led to the decrease in pure research and development expenditure.

General and Administrative. Before amortization of goodwill of (L)10.9 million and excluding exceptional charges, general and administrative costs were
(L)22.0 million in fiscal 2001 (13.7% of turnover excluding exceptional charges), compared to (L)27.3 million in fiscal 2000 (14.0% of turnover). This reduction is largely the result of the greater control of staff costs and other corporate costs in the year. The continued drive to reduce general and administrative costs remains a priority for the Group.

Taxation. The taxation charge of (L)1.0 million in fiscal 2001 comprises
(L)0.6 million in respect of income generated in fiscal 2001 and (L)0.4 million in respect of adjustments to prior year's taxation provisions. The current year's charge arises entirely from the profitability of certain of the Group's overseas subsidiaries and joint ventures. Certain countries have incurred losses for which no credit has been given in the current year, which may be available in future years.

Net Loss. The Group reported a net loss of (L)97.3 million (after exceptional charges of (L)54.1 million) in fiscal 2001 compared to net income of (L)25.2 million (after exceptional income of (L)80.2 million) for the previous fiscal year. Operating losses before exceptional charges were (L)39.5 million, after goodwill amortization of (L)16.1 million in fiscal 2001, compared to operating losses of (L)26.8 million after goodwill amortization of (L)13.4 million in the previous year. After exceptional charges, the Group reported a loss per share of 93.9p in fiscal 2001 (2000: Earnings per share of 25.9p). Excluding goodwill and exceptional charges, the loss per share was 26.2p for fiscal 2001 (2000: loss per share of 17.5p).

Year ended March 31, 2000 compared to the year ended March 31, 1999 (restated)

Revenue. The Group reported revenue of (L)194.8 million for the year ended March 31, 2000 compared to (L)226.3 million in the year ended March 31, 1999. Twenty four (1999: nineteen) new titles were launched in the year, including Tomb Raider: The Last Revelation, Legacy of Kain: Soul Reaver, Resident Evil 3, Fighting Force 2, Fear Effect and Championship Manager 3 Season 1999-2000. Nine titles (including catalogue) managed to achieve sales in excess of 350,000 units. This year saw the release of a number of titles on the new platforms, Sega Dreamcast and Nintendo GameBoy Color. In particular, titles from three of the Group's key franchises (Tomb Raider, Fighting Force and Soul Reaver) were released on Dreamcast, each selling over 200,000 units.

Even though net revenue has decreased this year by 14%, the volume of units actually shipped increased 5% to 17.5 million. The reduction in revenue is due to a combination of the decreased average selling price (down to (L)13.94 from (L)14.61 last year) and the large reserves taken towards the end of the year for projected returns and price reductions.

The Group continues to derive the majority of its revenue (97.7%) from the games business. The balance of the Group's revenue comes from its video post production editing, video technologies, internet publishing and new media businesses.

The downturn in demand (and consequent increase in provisions against revenue) was most noticeable in Continental Europe with sales to France and Germany decreasing by 36% and 48% respectively compared to last year. Similarly sales to the U.S. decreased by 19%. Sales within the domestic market have actually grown by 10% and sales to the Rest of the World have remained largely static.

The Group publishes games for the Sony PlayStation, Sega Dreamcast, Nintendo GameBoy Color ("consoles") and PC. In addition, revenue is generated from the exploitation of the Group's intellectual property rights (for example, the sale of clue books and other merchandise) and sub-licensing games out onto other platforms, such as the Nintendo 64. Approximately 71% of the Group's games revenue was derived from console based games compared to 62% in fiscal 1999. The increase is partly due to the new platforms this year. The proportion will vary according to the games released. In 1999 a number of the most popular games the Group released were only available on PC (including Championship Manager 3, Commandos and Final Fantasy VII), whereas in 2000 the most successful titles (Tomb Raider: The Last Revelation, Legacy of Kain: Soul Reaver, Resident Evil 3 and Fighting Force 2) were all available on console.

Cost of sales. Cost of sales represents the manufacturing costs of the games, origination (design of packaging and other printed material), storage, distribution and royalties. The manufacturing cost of PlayStation, Dreamcast and GameBoy Color games includes the royalties payable to Sony, Sega and Nintendo respectively; this has the effect of reducing the gross margin on these games. Gross margin for the year was 54.9% compared to 63.9% last year. This large decrease is due to a number of factors: lower average selling prices, additional provisions against revenue and inventory and higher royalty costs (cost of sales includes royalties paid to developers in excess of development advances paid). A number of the games released this year were sub-licensed and carried relatively high royalty rates (rather than development costs). Royalty costs in the year were (L)18.7 million (9.6% of revenue) compared to (L)15.7 million (6.9% of revenue) last year.

Selling and marketing. Selling and marketing comprise product marketing and advertising as well as salaries, bonuses and commissions paid to sales and marketing personnel. Advertising expenses on titles are recognized in the period in which they are incurred. Advertising costs for the year were (L)25.2 million (12.9% of revenue) compared to (L)20.7 million (9.2% of revenue) in 1999. The increase reflects the higher number of titles released and the need to market products more vigorously in a slowing market.

The fixed element of selling and marketing costs was (L)21.2 million (1999:
(L)16.4 million) for the year ended March 31, 2000. The increase is a result of both the increased costs of promotional licenses and additional headcount in new and existing offices.

Research and development. Research and development spend represents the Company's investment in product development of (L)45.0 million for the full year (1999: (L)36.8 million). Also included in the category is pure research and development of (L)2.2 million (1999: (L)2.8 million) for the year to March 31, 2000. The product development charge for the year includes (L)19.7 million (1999: (L)20.7 million) invested in a pipeline of 32 titles which have yet to be released.

General and administrative. General and administrative costs excluding goodwill were (L)27.3 million or 14.0% of net revenue (1999: (L)24.7 million, 10.9% of net revenue) for the year ended March 31, 2000. In accordance with Financial Reporting Standard No.10, goodwill arising on the acquisition of Crystal Dynamics has been capitalized and is being amortized over three years. Total general and administrative costs including goodwill were (L)37.2 million or 19.1% of revenue (1999: (L)28.8 million, 12.7% of revenue).

After deducting operating expenses of (L)130.8 million, the Group reported a Group operating loss of (L)23.9 million. This includes a (L)10.0 million goodwill amortization charge. Excluding this charge, the operating loss was
(L)13.9 million compared to a profit of (L)43.2 million in 1999. The joint ventures in Spain generated an operating profit of (L)0.5 million this year and contributed (L)0.3 million to the retained profit of the Group.

Interest payable of (L)4.1 million comprises (L)1.0 million interest payable and amortization of capitalized costs on the convertible bond (this is lower than last year because the bond converted during the year), (L)0.3 million discounting costs and (L)2.8 million net bank interest. The overall increase is due to the additional costs of arranging working capital facilities and short term loans in the U.K.

Provision for income taxes. The effective tax rate (excluding goodwill) for the full year is 38% compared to 33% last year. The tax due on the disposal of Opticom Shares has been calculated at (L)24.6 million. The losses within the Group have only generated a tax credit of (L)0.5 million. This is due to relatively high disallowable items and a prudent view being taken on the potential realization of tax losses. In general, the Group expects to have an overall rate in excess of standard U.K. rates because of the high proportion of activities overseas which have tax rates higher than those of U.K. Most of the brought forward losses have now been used.

Net income. The Group reported net income of (L)25.2 million for the year ended March 31, 2000 compared to (L)24.3 million for the corresponding period last year. The basic earnings per share was 25.9p compared to 28.3p last year based on a weighted average number of shares of 97,221,713 (1999: 85,689,145). The diluted earnings per share was 23.8p (1999: 25.0p).

Principal Differences between U.K. and U.S. GAAP

Acquisitions. Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer game software, and for an aggregate of in excess of 25 games (together with underlying technologies) which were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditures by the Company. Accordingly, for U.S. GAAP purposes, the Company treated an aggregate of
(L)24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed. The Company also recorded (L)49.4 million of goodwill for U.S. GAAP purposes in connection with such acquisitions. The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against reserves, and has no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to U.S. GAAP; however there is no charge for in-process research and development. The Company is, therefore, recording different amounts of capitalized goodwill and amortization under U.K. GAAP than it is under U.S. GAAP. Currently the amortization charge under U.S. GAAP exceeds that under U.K. GAAP because of the amortization of goodwill relating to companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the in-process research and development charges taken for U.S. GAAP only.

Additionally U.K. GAAP requires that on subsequent disposal or closure of an acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under U.S. GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognized in periods subsequent to the acquisition, are credited to goodwill for U.S. GAAP purposes and credited to income under U.K. GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

Some of the investments made by the Group during the year ended March 31, 2000 have been reported differently under U.K. and U.S. GAAP because of the respective definitions of a subsidiary, joint venture, associate and trade investment. In summary, under U.K. GAAP the definitions are broadly based on control (to a certain extent irrespective of actual percentage of shares held). Under U.S. GAAP they are based more on the percentage shareholding with strong evidence required to, for example, not consolidate an entity with a greater than 50% shareholding. During the year ended March 31, 2000, the Group acquired 75% and 25% holdings in Proein SL and Pyro Studios SL, respectively. Because of the nature of the contractual joint control arrangements, these investments have been accounted for as joint ventures under U.K. GAAP. This means they have been accounted for using the equity method (with additional disclosures required under U.K. GAAP). Under U.S. GAAP, Proein SL has been treated as a subsidiary and consolidated. Pyro Studios SL has been accounted for using equity method. These differing accounting treatments do not affect the calculation of goodwill. On a line by line basis the statement of operations and balance sheets under U.K. and U.S. GAAP differ; however in reconciling net income and shareholders' equity from U.K. to U.S. GAAP there is only one minor difference. This is due to the differing treatment of the provision for profit on unsold inventory. Proein SL is a distributor of entertainment software in Spain; the Group is one of

Proein SL's main suppliers. At each period end adjustments have to be made for the Group's profit on inventory as yet unsold by Proein SL. Adjustments are made for both U.K. and U.S. GAAP, however, under the equity method (U.K. GAAP) this adjustment is restricted to the Group's percentage of Proein SL (75%), whereas under full consolidation principles the adjustment is for 100%.

In addition to the aforementioned acquisitions, the Group made a series of investments in Top Cow Productions, Inc. in the previous two years such that the current holding is now 26%. Under U.K. GAAP the investment is not treated as an associate (which would require equity accounting) because, although the Group has a participating interest (defined as over 20%), it does not exercise significant influence over the operating and financial policies of the company. Under U.S. GAAP the investment is accounted for by the equity method, with the resulting goodwill being amortized over three years. Furthermore, under U.S. GAAP, because the original investment took place in the year ended March 31, 1999 (a step acquisition), the equity method of accounting has been applied retrospectively and prior year U.S. GAAP numbers have been restated accordingly.

Equity securities. Under U.K. GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under U.S. GAAP, these securities are marked to market with any unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. In prior years, the Group had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom ASA). This investment was not marked to market at March 31, 1999 because the Board concluded that the price quoted on the Norwegian stock exchange was not representative of fair value. This was because of the stage of development of the company and the size of the holding in relation to normal trading volumes. Accordingly the investment was carried at cost for U.S. accounting purposes. During March 2000, the Group sold a large proportion of its shareholding (at a discount to then quoted market price). The remaining holding is being marked to market under U.S. GAAP since, in the present circumstances, the quoted price is considered to be a reasonable reflection of the fair value.

Revenue recognition. Under U.K. GAAP, license income and advance royalties are recognized when contractually due and non-refundable. Under U.S. GAAP, SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended March 31, 2000, the Group received non-refundable advance royalties which met the criteria for revenue recognition under U.K. GAAP but not under U.S. GAAP. Accordingly, under U.S. GAAP these advance royalties have been deferred and will be recognized as royalties are actually earned.

Deferred taxation. Under U.K. GAAP deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallize in the foreseeable future.

Under U.S. GAAP, deferred tax assets and liabilities are recorded for temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the amount which is more likely than not to be realized.

Research and development costs. For the year ended March 31, 1999 U.S. GAAP research and development expenses included (L)2.4 million relating to the write-off of in-process research and development expenses in connection with the acquisition of Crystal Dynamics.

Liquidity and Capital Resources

Sources of Liquidity

The Group's policy is to use a combination of committed bank facilities and equity in order to ensure that it has sufficient financial resources to meet its short and long term funding requirements. Throughout the year the Group had a committed multi currency credit facility with Royal Bank of Scotland. As at March 31, 2001, the maximum drawdown available under the facility was (L)50 million (available at specified times in the year) maturing August 2002. At March 31, 2001 gross debt amounted to (L)18.9 million (sterling borrowings), comprising (L)18.5 million drawn down under the facility and an overdraft of (L)0.4 million.

Subsequent to the end of fiscal 2001, a 1 for 3 rights issue was announced. In this rights issue, each holder of three ordinary shares (excluding holders of American Depositary Shares, and ordinary shareholders located in the U.S. and Canada, Australia, Ireland or Japan) was offered the right to purchase one ordinary share for (L)1.55. Following receipt of (L)51.6 million, net of expenses, raised from the rights issue, the Royal Bank of Scotland banking facility was repaid and the terms amended as part of the Group's refinancing, to a committed (L)15 million facility (repayable May 2003). These facilities are secured by a fixed and floating charge over the assets of the Group.

Short-term flexibility is achieved by a varying bank overdraft facility. In the period up to year-end holiday buying season the working capital demands of the Group increase significantly and the level of the banking facility available increases accordingly.

The Group also held short-term deposits at March 31, 2001 of (L)14.3 million. Credit risk on treasury transactions is minimized by operating a policy on investment of surplus funds that restricts counterparties to those with an AA credit rating or better. Most of the Group's surplus funds are held in the United Kingdom and there are no material funds as to which repatriation is restricted as a result of foreign exchange regulations.

The Group believes that the requirements of its existing business and future investment can be met for at least the next 12 months from the capital raised from the rights issue, cash generated internally and from the (L)15 million committed banking facility.

Capital Resources

At March 31, 2001, the Group had net assets of (L)30.6 million, compared to
(L)126.4 million at the start of the year. The decrease is largely due to the loss for the fiscal year (before exceptional charges) of (L)43.2 million, an exceptional returns provision of (L)16.9 million and the write off of a $55 million investment in a U.S. internet company, Express.com.

Net assets as at March 31, 2001 included goodwill of (L)13.8 million (2000:
(L)28.3 million), tangible fixed assets and investments of (L)9.6 million (2000: (L)45.9 million), net current assets of (L)9.5 million (2000: (L)54.4 million) and other long term debt of (L)2.3 million (2000: (L)2.3 million).

Net funds (ie net cash less net debt) decreased by (L)13.5 million during the year. This mainly reflects the net cash outflow in the year of (L)13.6 million (2000: (L)25.0 million). Operating activities generated a net cash inflow of
(L)1.9 million reflecting the net effect of the operating loss for the year and the decrease in working capital year on year.

The Euro

On January 1, 1999, 11 of the 15 European Union member states irrevocably locked their currencies at fixed rates of exchange and adopted a new currency, the Euro. The Euro became legal currency in those member states and is generally available for all financial transactions except for those involving coins or notes. Existing national banknotes will continue in use until their replacement by Euros during the two month period (three months in Italy) commencing January 1, 2002. It is not clear whether or when the United Kingdom will adopt the Euro, such a change requiring a decision by the U.K. Government to proceed. The current U.K. Government has stated that it would subsequently hold a national referendum on the issue of entry into the European Monetary Union.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro. There have been negligible external costs relating to the introduction of the Euro. It is anticipated that once the Euro is implemented fully there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes). These are not expected to be material.

The Group has established a task force comprising senior representatives from finance, operations, sales and marketing in France, Germany and the U.K. to consider the wider issues relating to the Euro and the Group's response. It will be difficult to establish a Europe-wide policy until the U.K.'s position with regard to the Euro becomes clearer.

One of the main issues for the Group is the possible erosion of margin resulting from changes in the retail price point (as existing price points are translated to the Euro then possibly rounded down by the retailer). At this stage it is not possible to predict the impact of this but the Group will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated into the local language should help to reduce "grey imports" and minimize this risk.

Currently the offices in France and Germany remit Euros back to the Head Office in the U.K.. These receipts are translated to Sterling and where appropriate the currency risk is hedged in accordance with the Group's Treasury policy. Should the U.K. convert to the Euro this currency risk will be eliminated and the U.S. dollar will become the only significant currency exposure.

Research and Development, Patents and Licenses

During the three fiscal years ended March 31, 1999, 2000 and 2001 the Group has invested an aggregate of just over (L)129 million (including employment costs) on research and development. The investment relates to video compression, processing and storage technology and developing entertainment software. Such investments were made in the U.K. and the U.S.A. and consisted mainly of salaries and related employment costs incurred in the development of its technology and games. See "Item 5 - Operating and Financial Review and Prospects".

Eidopt: In December 1997 the Group entered into a joint venture agreement with Opticom ASA. The purpose of the joint venture, Eidopt AS, is to develop and subsequently exploit commercially a prototype device, based upon Opticom's storage and processing technologies, which can be used to store and operate computer games software. In November 1999 Eidopt granted a license to Intel Corp. to design, develop and manufacture devices to read and write storage media based on its technology within the games market.

Trend Information

The following trends, uncertainties, and events could have a material impact on the Group's net revenues, liquidity and capital resources.

a) The video games market is being adversely affected by the impending launch of a new generation of gaming platforms due in late calendar 2001. Although this market environment will inevitably affect the profitability of the Group in the short term, the Directors are confident that the quality of the release schedule under development will continue to build the Group's strength and standing within an industry which is expected to show strong growth over the medium and longer term, and the underlying potential for profit generation.

b) The Group may invest in its core business of developing and publishing entertainment software through either or both of organic growth and acquisition.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

The business address of the directors and executive officers of the Group is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

Name                              Position
------------------------------    ----------------------------------------------
Directors
Ian Livingstone...............    Director and Chairman of the Board
Michael McGarvey..............    Director and Chief Executive Officer
Simon Protheroe...............    Technical Director
Jeremy Heath-Smith............    Director  and Worldwide Head of Development
Stuart Cruickshank............    Finance Director (from September 3, 2001)
Victor Steel(1)...............    Non-Executive Director
Allen Thomas(1)...............    Non-Executive Director
David Adams(1)................    Non-Executive Director (from May 9, 2001)
Other Executive Officers
Charlotte Eastwood............    Company Secretary
Jonathan Kemp.................    European Managing Director
Robert Dyer...................    President of Eidos Interactive, Inc.
Patrick Melchior..............    Managing Director, Eidos Interactive, France
Rolf Duhnke...................    Managing Director, Eidos Interactive, Germany
Satoshi Honda.................    Managing Director, Eidos Interactive, Japan
Erik Ford.....................    General Manager, Eidos Interactive, Singapore

---------------

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

Michael McGarvey has served as Chief Executive Officer since November 1, 2000 and as a director of the Company since October 1998. From May 1996 to October 1998, Mr. McGarvey served as Chief Executive Officer of Eidos Interactive, Inc., a wholly owned subsidiary of the Company. From November 1994 to May 1996, he served as Vice President of Sales and Marketing of Domark Software, Inc. From February 1994 to November 1994, he served as Director of Sales of Domark Software, Inc. From May 1990 to February 1994, he served as Director of Sales for Diceon Electronics, a manufacturer of printed circuit boards.

Simon Protheroe has served as Technical Director of the Company and as a director since June 1994. From July 1993 to December 1993, Mr. Protheroe served as a consultant to the Group. He joined the Company as a full-time employee in December 1993. From October 1986 to November 1993, he conducted post-graduate studies and subsequent research in the field of image processing at King's College, London. He has published works in the fields of image sequence analysis, machine vision and neural networks and has developed software for the Joint European Torus and the Defence Research Agency.

Jeremy Heath-Smith has served as Worldwide Head of Development since January 2000 and as a director of the Company since April 1996. From November 1994 to April 1996, Mr. Heath-Smith served as a main Board Director of CentreGold plc in addition to his role as Managing Director of U.S. Gold Limited. In July 1988, he founded Core Design Limited, an interactive software developer and publisher that was acquired by CentreGold plc in 1994, where he continues to serve as Managing Director.

Stuart Cruickshank joined the Group as Finance Director in September 2001 from Kingfisher Plc, where he was the Finance Director of Woolworths. Prior to joining Kingfisher, Mr. Cruickshank was at United Biscuits where he worked in the corporate headquarters, McVities U.K. and KP Foods. Mr. Cruickshank has also worked at Grand Metropolitan and Whitbread, where he undertook a wide variety of financial roles.

Victor Steel has served as a Non-Executive Director of the Company since September 1998 and currently holds two other non-executive directorships, NAAFI and Forbidden Technologies plc. Mr. Steel also has a number of entrepreneurial interests. Previous appointments include executive directorships at Mansfield Brewery, European Leisure, Kingfisher Plc, Guinness Plc, Beecham Group Plc and Consumers Distributing Inc (Canada). He is a fellow of the Institute of Marketing.

Allen Thomas, a lawyer qualified in England and America, has served as a Non-Executive Director of the Company since September 1998. Mr. Thomas currently also serves as Chairman of Ockham Holdings Plc and a director of Penna Holding Plc. Mr. Thomas was a partner at the international law firm Paul, Weiss, Rifkind, Wharton & Garrison from 1973 to 1992, and the founding partner of the firm's Hong Kong office. During his time in practice he was involved in the financial rescue of New York City as General Counsel to the Municipal Assistance Corporation.

David Adams, was appointed to the Board in May 2001 as a Non-Executive Director. He is currently the Group Finance Director of House of Fraser Plc, a position he has held since 1997 and has recently been appointed Deputy Chief Executive. Prior to his House of Fraser role, Mr. Adams has been Finance Director of Asprey Plc, Finance Director of Texas Homecare and Finance Director of Dorothy Perkins & Top Shop.

Charlotte Eastwood has served as Secretary of the Company since October 1996. From February 1989 to September 1996 Mrs. Eastwood owned and managed her own language school and conference center in Normandy, France. Mrs. Eastwood qualified as a solicitor in 1977 and practised for several years in the U.K. and the Middle East before moving to France in 1984.

Jonathan Kemp has served as European Managing Director of the Company since November 2000 and as Managing Director of Eidos Interactive Limited, a wholly owned subsidiary of the Company since November 1998. From October 1997 to November 1998, Mr. Kemp served as Sales Director of Eidos Interactive Limited. From March 1994 to October 1998, Mr. Kemp served as Director of Sales of Microprose Software Limited.

Robert Dyer has served as President of Eidos Interactive, Inc., a wholly owned subsidiary of the Company, since November 1998. From February 1994 to October 1998, Mr. Dyer worked at Crystal Dynamics, Inc. and in his most recent position, was President. Prior to joining Crystal Dynamics, Mr. Dyer worked for Disney Home Video International as Director of Sales and Business Development from December 1991 through January 1994.

Patrick Melchior has served as Managing Director of Eidos Interactive France SARL, a wholly owned subsidiary of the Company, since October 1996. From January 1995 to September 1996, Mr. Melchior served as European Sales and Marketing Director of EMME. From September 1993 to December 1994, Mr. Melchior served as Sales Director at EURO-CD. From January 1991 to August 1993, Mr. Melchior was General Manager, Microprose, France. Prior to that he spent six years in the food industry in the U.S.

Rolf Duhnke has served as Managing Director of Eidos Interactive (Deutschland) GmbH, a wholly owned subsidiary, of the Company since March 1995. From 1988 to 1995 Mr. Duhnke served as Logistics Director of Sega, Germany. Prior to that he served as a Label Manager of Bertelsmann-Daughter Ariolasoft.

Satoshi Honda has served as Managing Director of Eidos Interactive KK (Japan), a wholly owned subsidiary of the Company, since June 1998. From 1992 to April 1998, he served as President and Chief Executive Officer of Electronic Arts, Japan. From 1982 to 1992, he served in various senior positions for Victor Entertainment Inc. and Victor Musical Industries Inc.

Erik Ford has served as General Manager of Eidos Interactive PTE Limited (Singapore), a wholly owned subsidiary of the Company, since November 1998. Mr. Ford helped established this office to oversee sales and marketing in the Asia Pacific region. From March 1996 to October 1998, Mr. Ford served as the Sales and Marketing Manager for Virgin Interactive Entertainment (Asia Pacific).

Compensation Paid to Directors

The amounts paid to Directors during fiscal 2001 was as follows:

                                                 Salary and                                          Pension
                                                    Fees            Royalty          Benefits     contributions           Total
                                                -------------     -------------    -------------     -------------    -------------
                                                     (L)              (L)               (L)              (L)               (L)
Current Serving Executives
Mr. Livingstone ............................          240,000                --           33,690            28,800          302,490
Mr. McGarvey ...............................          270,000                --           87,008            18,900          375,908
Mr. Heath-Smith ............................          258,750         2,989,325           98,371            27,900        3,374,346
Mr. Protheroe ..............................           75,000                --           16,186             9,000          100,186
Previous Serving Executives
Mr. Cornwall (up to November 1, 2000) ......          312,083                --           19,325            26,750          358,158
Mr. Lewis (up to October 6, 2000) ..........          243,077(1)             --           14,292            17,600          274,969
Non-Executive
Mr. Steel ..................................           63,100                --               --                --           63,100
Mr. Thomas .................................           42,599                --               --                --           42,599
                                                -------------     -------------    -------------     -------------    -------------
Total ......................................        1,504,609         2,989,325          268,872           128,950        4,891,756
                                                =============     =============    =============     =============    =============

---------------

(1) The remuneration shown includes a payment in lieu of notice on departure of (L)160,000 in accordance with the terms of his service agreement.

Benefits paid to Mr. McGarvey and Mr. Heath-Smith include (L)64,450 and
(L)72,135 respectively for housing allowances.

Employment Contracts of Currently Serving Directors and Executive Officers

Mr. Livingstone and the Company are parties to a Service Agreement pursuant to which Mr. Livingstone serves as Chairman of the Board. The initial salary payable under the agreement was (L)70,000 per year, reviewable from time to time. Mr. Livingstone's salary was subsequently increased by the Board of Directors to (L)240,000 per year. Either party may terminate the agreement with six months' notice. Mr. Livingstone is also entitled to bonuses as determined by the Board of Directors of the Company, however in the year ended March 31, 2001 no bonus was paid.

Mr. McGarvey and the Company are parties to a Service Agreement pursuant to which Mr. McGarvey serves as Chief Executive Officer. The initial salary payable under the Agreement was (L)150,000 per year, reviewable from time to time. Mr. McGarvey's salary was subsequently increased by the Board of Directors to (L)270,000 per year. Either party may terminate the agreement with twelve months' notice. Mr. McGarvey is also entitled to bonuses as determined by the Board of Directors of the Company, however in the year ended March 31, 2001, no bonus was paid.

Mr. Protheroe and the Company are parties to a Service Agreement pursuant to which Mr. Protheroe serves as Technical Director. The initial salary payable under the Agreement was (L)30,000 per year, reviewable from time to time. Mr. Protheroe's salary was subsequently increased by the Board of Directors to
(L)75,000 per year. Either party may terminate the agreement with six months' notice. Mr. Protheroe is also entitled to bonuses as determined by the Board of Directors of the Company, however in the year ended March 31, 2001, no bonus was paid.

Mr. Heath-Smith, the Company and Core Design Limited are parties to a Service Agreement pursuant to which Mr. Heath-Smith serves as Global Head of Development. The initial salary payable under the agreement was (L)150,000 per year, reviewable from time to time. Mr. Heath-Smith's salary was subsequently increased by the Board of Directors to (L)250,000 per year. Either party may terminate the agreement with six months' notice. Mr. Heath-Smith is also entitled to bonuses as determined by the Board of Directors of the Company, however in the year ended March 31, 2001 no bonus was paid. Mr. Heath-Smith is also entitled to a royalty based upon the underlying profitability of Core Design Limited, the internal development studio responsible for Tomb Raider and many of the Group's games. In the year ended March 31, 2001, he earned a royalty of (L)2,989,325.

Mr. Cruickshank, who was appointed September 3, 2001, and the Company are parties to a Service Agreement pursuant to which Mr. Cruickshank serves as Finance Director. The initial salary paid under the agreement is (L)190,000, reviewable from time to time. Either party may terminate the agreement with six months' notice. Mr. Cruickshank is also entitled to bonuses as determined by the Board of Directors of the Company.

Mrs. Eastwood and the Company are parties to a Service Agreement pursuant to which Mrs. Eastwood serves as Company Secretary. The initial salary payable under the agreement was (L)42,000 reviewable annually. Mrs. Eastwood's salary was subsequently increased by the Board of Directors to (L)75,000 per year. Either party may terminate the agreement with three months' notice. Mrs. Eastwood is also entitled to bonuses as determined by the Board of Directors of the Company, however for the year ended March 31, 2001 no bonus was paid.

Mr. Kemp and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Kemp serves as European Managing Director. The initial salary payable under the agreement is (L)145,000 per year, reviewable annually. Either party may terminate the agreement with six months' notice. Mr. Kemp is also entitled to other bonuses as determined by the Board of Directors of the Company, however for the year ended March 31, 2001 no bonus was paid.

Mr. Dyer serves as President of Eidos Interactive, Inc. The initial salary payable was agreed at $180,000 per year, reviewable from time to time. Mr. Dyer's salary was subsequently increased to $215,000. Mr. Dyer is also entitled to bonuses as determined by the Board of Directors of the Company, however for the year ended March 31, 2001 no bonus was paid.

Mr. Melchior and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Melchior serves as Managing Director of Eidos Interactive France SARL. The initial salary payable was FF 600,000 per year, reviewable from time to time. Mr. Melchior's salary was subsequently increased by the Board of Directors to FF 970,830. Either party may terminate the agreement with six months' notice. Mr. Melchior is also entitled to bonuses as determined by the Board of Directors of the Company, however for the year ended March 31, 2001 no bonus was paid.

Mr. Duhnke and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Duhnke serves as Managing Director of Eidos Interactive (Deutschland) GmbH. The initial salary payable was DM160,000 per year, reviewable from time to time. Mr. Duhnke's salary was subsequently increased by the Board of Directors to DM345,000. Either party may terminate the agreement with six months' notice. Mr. Duhnke is also entitled to bonuses as determined by the Board of Directors of the Company, however for the year ended March 31, 2001 no bonus was paid.

Satoshi Honda and Eidos Interactive Limited are parties to a Service Agreement pursuant to which he serves as Managing Director of Eidos Interactive KK. The initial salary payable is Yen 26,000,000 per year, reviewable from time to time. Either party may terminate the agreement with six months' notice. Satoshi Honda is also entitled to bonuses as determined by the Board of Directors of the Company, however for the year ended March 31, 2001 no bonus was paid.

Mr. Ford and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Ford serves as General Manager of Eidos Interactive Pte Limited (Singapore). The initial salary payable was U.S.$57,035 per year, reviewable from time to time. Mr. Ford's salary was subsequently increased by the Board of Directors to U.S.$87,100. Either party may terminate the agreement with three months' notice. Mr. Ford is also entitled to bonuses as determined by the Board of Directors of the Company, however in the year ended March 31, 2001 no bonus was paid.

As is stated in the above descriptions of employment contracts, bonuses are being paid entirely at the discretion of the Board of Directors of the Company. Executive Directors' and Officers' remuneration and bonuses are based on recommendations made by the Remuneration Committee (which comprises the three independent non-executive directors).

Board Practices

The Audit Committee

This committee currently comprises Mr. Steel (Chairman), Mr. Thomas and Mr. Adams although during the year ended March 31, 2001 only Mr. Steel and Mr. Thomas were members. The Committee meets regularly, at least once a quarter, to review quarterly results, the findings of the internal and external auditors, internal control systems and the Group's financial accounting procedures and policies.

The Remuneration Committee

This committee currently comprises Mr. Thomas (Chairman), Mr. Steel and Mr. Adams although during the year ended March 31, 2001 only Mr Thomas and Mr Steel were members. It is responsible for the remuneration of the Executive Directors and Officers and advises the Board on the broad framework for executive remuneration and determines, on behalf of the Board, the remuneration packages of individual Directors and senior management. In setting the policy, the Committee considers a number of factors including:

(a) the basic salaries and benefits available to Executive Directors and Officers at comparable companies;

(b)     the need to attract and retain Directors of an appropriate calibre; and

(c) the need to ensure Executive Directors commitment to the continued success of the company by means of incentive schemes.

The Committee meets on an ad hoc basis and has also received independent advice from external remuneration consultants.

Employee Information

The average weekly number of persons (including Executive Directors) employed by the Group during the year was:

                                                                                                           Year ended March 31,
                                                                                   ------------------------------------------------
                                                                                            1999              2000             2001
Corporate .....................................................................               18                26               33
Computer entertainment software ...............................................              458               485              484
Video editing, post productions and new media .................................               68                72               35
                                                                                   -------------     -------------    -------------
Total .........................................................................              544               583              552
                                                                                   =============     =============    =============


Computer entertainment software staff can be further analyzed as follows:

                                                                             Year ended March 31, 1999
                                                -----------------------------------------------------------------------------------
                                                                                    Continental
                                                         U.K.              U.S.           Europe              Asia            Total
Sales and Marketing ........................               69                23               44                 3              139
Research and development ...................              132               120               --                 4              256
Administration .............................               15                24               16                 8               63
                                                -------------     -------------    -------------     -------------    -------------
Total ......................................              216               167               60                15              458
                                                =============     =============    =============     =============    =============


                                                                             Year ended March 31, 2000
                                                -----------------------------------------------------------------------------------
                                                                                    Continental
                                                         U.K.              U.S.           Europe              Asia            Total
Sales and Marketing ........................               69                30               63                 4              166
Research and development ...................              132               118               --                 7              257
Administration .............................               14                25               15                 8               62
                                                -------------     -------------    -------------     -------------    -------------
Total ......................................              215               173               78                19              485
                                                =============     =============    =============     =============    =============


                                                                             Year ended March 31, 2001
                                                -----------------------------------------------------------------------------------
                                                                                    Continental
                                                         U.K.              U.S.           Europe              Asia            Total
Sales and Marketing ........................               58                31               58                 6              153
Research and development ...................              127               129               --                 7              263
Administration .............................               14                30               16                 8               68
                                                -------------     -------------    -------------     -------------    -------------
Total ......................................              199               190               74                21              484
                                                =============     =============    =============     =============    =============

Relationship between management and unions

There are no relationships between labor unions and any company within the Group.

Temporary employees

Within the Group, during fiscal 2001 there were on average 39 non-permanent employees every month.

Share Ownership - Directors and Executive Officers

Interest in Shares

The interests of the current Directors and Executive Officers in the shares of the company as at September 30, 2001 were as follows.

                                                  Number of shares as at
                                                  September 30, 2001
I Livingstone                                     2,942,612
MP McGarvey                                       64,913
J Heath-Smith                                     1,002,378
J Kemp                                            12,400
Remaining Directors and Executive Officers        nil
                                                  ---------
Total of Directors and Executive Officers         4,022,303
                                                  ---------

Interests in Share Options

As of September 30, 2001, options for Ordinary Shares had been granted to the following Directors and Executive Officers of the Company pursuant to the Group's share option schemes:

                                                                                                                    Exercise Price
                                                                Options                                              per Ordinary
Name                                                          Outstanding           Option Exercise Period              Share
------------------------------                              ----------------    -------------------------------    ----------------
Approved Scheme
I Livingstone...........................................              21,050               04/03/99 to 04/01/06             142.48p
J Heath-Smith...........................................              21,267               04/25/99 to 04/24/06             141.04p
S Protheroe.............................................              55,586               07/21/97 to 07/19/04              61.76p
                                                                     111,172               03/11/98 to 03/09/05              62.96p
C Eastwood..............................................              10,045               04/11/03 to 04/10/10             298.63p
J Kemp..................................................               9,110               05/29/02 to 05/28/09             329.21p
Unapproved Scheme
I Livingstone...........................................             245,763               04/03/99 to 04/01/03             142.48p
M McGarvey..............................................           1,111,725               10/14/01 to 10/13/05             105.24p
                                                                     139,543               10/16/00 to 10/14/04             154.26p
J Heath-Smith...........................................             201,077               04/25/99 to 04/24/03             141.04p
S Protheroe.............................................              77,820               04/03/99 to 04/01/03             142.48p
C Eastwood..............................................              17,747               04/11/03 to 04/10/07             298.63p
J Kemp..................................................             129,855               05/29/02 to 05/28/06             329.21p
                                                                      44,469               04/11/03 to 04/10/07             298.63p
R Duhnke................................................             138,965               09/11/01 to 09/10/05             140.92p
                                                                      27,793               04/11/03 to 04/10/07             298.63p
P Melchior..............................................             138,965               09/11/01 to 09/10/05             140.92p
                                                                      27,793               04/11/03 to 04/10/07             298.63p
                                                                       5,558               01/21/00 to 01/19/04             154.26p
E Ford..................................................              16,675               04/11/03 to 04/10/07             298.63p
S Honda.................................................             111,172               04/11/03 to 04/10/07             298.63p
U.S. Stock Option Scheme
R Dyer..................................................             111,172               05/29/02 to 05/28/06              525.8c
                                                                      55,585               04/11/03 to 04/10/07             298.63p


                                                                 Number              Maturity Date              Exercise Price
                                                            ----------------     -----------------------    -----------------------
Sharesave Scheme
J Heath-Smith...........................................               7,687                    02/01/02                    125.93p
C Eastwood..............................................               5,380                    02/01/02                    125.93p
J Kemp..................................................               7,687                    02/01/02                    125.93p
R Duhnke................................................               5,241                    02/01/04                    160.11p
P Melchior..............................................               4,453                    02/01/05                    149.31p
E Ford..................................................               3,545                    06/01/03                    262.00p
S Honda.................................................               5,620                    02/01/04                    160.11p
                                                            ----------------
All directors and executive officers as a group.........           2,869,520
                                                            ================


Eidos Interactive Options

Ian Livingstone (the "Optionholder"), Chairman of the Board of the Company, holds an option to purchase 3,636 Eidos Interactive Limited (formerly Domark Group Limited) ordinary shares (the "Option") at (L)105.03 per share. The Company may require the Optionholder to sell, and he may require the Company to purchase, the Eidos Interactive ordinary shares at a rate of 86.5 Ordinary Shares for each Eidos Interactive ordinary share. Effectively, the Option gives the Optionholder the right to purchase 314,485 Ordinary Shares at a price of (L)1.21 per Ordinary Share. The exercise period of the Option is at the discretion of the Board of Directors.

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

Employee share ownership

The Company operates an Inland Revenue approved SAYE Share Scheme for its U.K. employees and similar schemes are in place for employees in France, Germany, Japan and Singapore with an equivalent stock purchase scheme existing for U.S. employees. These schemes are detailed in Item 8, Note 20.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Ordinary Shares as at September 30, 2001:

                                                      Identity of Person or                  No of Ordinary          Percent of
Title of Class                                                Group                           Shares. Owned            Class
 -------------------------------------    ----------------------------------------------   ------------------    ------------------
Ordinary Shares of 2p each                             Chase Nominee Ltd.                       6,605,438              4.76%
Ordinary Shares of 2p each                            Guaranty Nominee Ltd.                     5,641,362              4.07%
Ordinary Shares of 2p each                            Nutraco Nominee Ltd.                      4,940,892              3.56%
Ordinary Shares of 2p each                            Vidacos Nominee Ltd.                      4,937,641              3.56%
Ordinary Shares of 2p each                Directors and Executive Officers as shown in
                                                             Item 6                             4,022,303              2.90%


These shareholders shown above held less than 3% of the outstanding ordinary shares as at June 12, 2000, apart from the Directors and Executive Officers who then owned 6.1%. As at May 26, 1999, Chase Nominees Ltd. then held 6.3% of the outstanding ordinary shares.

These shares have the same voting rights as all Eidos shares.

There are no other interests of more than 3% in the Company's shares. So far as the Group is aware it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government nor are there any arrangements which may at a subsequent date result in a change of control of the Group.

Related Party Transactions

Fiscal 2001

(a) During the year the Group paid (L)7.1 million (2000: (L)6.1 million) to its associated companies as royalties and advances on games being developed for the Group.

(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the year to March 31, 2001 the Group sold games to Proein SL for a total of
        (L)1.2 million (2000: (L)3.9 million) after provisions. These games were all sold on an arm's length basis. In addition in the same period the Group paid (L)1.0 million (2000: (L)0.8 million) to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group. At March 31, 2001 the Group was owed (L)159,000 (2000: (L)1.7 million) by Proein SL (via a third party distributor) and owed Pyro Studios SL (L)139,000 (2000: (L)326,000).

(c) On December 15, 2000, the business and assets of Glassworks Productions Ltd, a subsidiary undertaking of the Group, were sold to Glassworks Post Productions Ltd, a subsidiary of Das Werks AG, for (L)700,000. Hector Macleod, a Director of Glassworks Productions Ltd, is also a Director and minority shareholder of Glassworks Post Productions Ltd. On December 21, 2000 Glassworks Productions Ltd changed its name to Eidos Post Productions Ltd.

As reported in fiscal 2000

(a) Jeremy Heath-Smith, a director and executive officer of the Group, is a member of the Core Design Pension Fund. The Fund's assets include sole ownership of the premises occupied during part of the year by Core Design Limited. The rent paid by Core Design Limited to the pension fund is (L)40,000 per annum.

(b) The Group paid (L)1.0 million to Eidopt AS (50% holding) to fund its research into a games storage device.

(c) Eidos Technologies Limited has granted a license of certain of its video compression intellectual property to Forbidden Technologies plc. In return, the Group will receive a royalty stream on Forbidden Technologies' products, which incorporate the technology licensed. Mr. Streater, a former executive director of Eidos plc, and Mr. Steel, a current non-executive director of Eidos plc, are both directors of Forbidden Technologies plc. Mr. Streater left the Group to found Forbidden Technologies plc and therefore was no longer involved with the Group when the license was granted. Mr. Steel took no part in the discussions on either side.

As reported in fiscal 1999

(a) The Group owns 1,476,052 shares (approximately a 15% interest) in Opticom ASA, a Norwegian listed company. The total consideration paid was (L)11.2 million. In addition, in 1998 the Group paid Opticom $5 million for 50% of a joint venture to develop a games storage device. The Group continues to fund this research and to date has paid
        $3.3 million. Mr. Keith, a former non-executive director of Eidos plc was the Managing Director of Opticom ASA during this period and holds approximately 18% of its issued share capital. Mr. Keith took no part in the decision of the Group to acquire shares in Opticom ASA.

(b) Following his resignation as a non-executive director in September 1998, Mr. Keith continued to work for the Group on a consultancy basis until July 2000. No fees have been paid to date but it is anticipated that the annual fees will not exceed (L)30,000. Accordingly an accrual has been made in the 1999 accounts for (L)16,000 relating to the period from September 11, 1998 to March 31, 1999. In addition, Mr. Keith continued to have use of a company car and mobile telephone until July 2000.

(c) During the year, the Group made the following loans to Mr. Cornwall and Mr. Livingstone.

                                  Maximum amount during
                                        the year             At March 31, 1999
                                  ---------------------    ---------------------
                                                (L)'000                  (L)'000
    Mr. Cornwall .............                       21                       21
    Mr. Livingstone ..........                        5                        5


        All loans, which arose as a result of credit card transactions and personal expenditure, were unsecured, interest free and repayable on demand, the balances being regularly cleared during the year. The balances have all been repaid in full.

(d) Jeremy Heath-Smith, a Director of the Group, is a member of the Core Design Pension Fund. The Fund's assets include sole ownership of the premises occupied by Core Design Limited. The rent paid by Core Design Limited to the pension fund is (L)40,000 per annum.

(e) During the year the Group paid (L)6.1 million to its associated companies as royalties and advances on games being developed for the Group. One of the associated companies, Silicon Dreams Studio Limited, is controlled by GW Brown, a former non-executive director of the Group. During the year it was paid (L)2.0 million in royalties and advances.

(f) The Group has a license agreement with Ian Livingstone Limited, a company controlled by the Chairman of the Board of Eidos plc, for the exploitation of his intellectual property rights in "Deathtrap Dungeon" under which the Group is contracted to pay Ian Livingstone Limited a royalty based on net sales. In the period to March 31, 1999, royalties earned amounted to (L)295,276.

(g) During the year, the Group paid (L)2,436,457 to International Sports Management Ltd and Attention to Detail Limited in connection with the development and marketing of certain sports titles. Both companies are controlled by Mr. Brown, a former non-executive director of Eidos plc. All contracts were agreed and payments made after Mr. Brown resigned as a non-executive director of Eidos plc.

(h) During the year the Group acquired the remaining 25% in its subsidiary, Eidoscope Limited for (L)120,000 from Kuka Ltd., which is controlled by Mr. Davies, who is also a director of Eidoscope Limited.

ITEM 8 - FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information



                           EIDOS PLC AND SUBSIDIARIES

                    STATEMENT OF DIRECTORS' RESPONSIBILITIES

The following statement, which should be read in conjunction with the report of the Independent Auditors set out on the next page, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the consolidated financial statements.

Company law in the U.K. requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to

o       select suitable accounting policies and then apply them consistently;

o       make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

o prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

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

REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders

Eidos plc

We have audited the accompanying consolidated balance sheets of Eidos plc and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, statements of total recognized gains and losses, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eidos plc and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended March 31, 2001 and stockholders' equity as of March 31, 2001 and 2000, to the extent summarized in Note 30 to the Consolidated Financial Statements.

London, England

KPMG Audit Plc
October 15, 2001

Chartered Accountants and Registered Auditor

                           EIDOS PLC AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                      March 31,         March 31,
                                                                                       Notes             2000             2001
                                                                                                      (restated)
                                                                                   -------------     -------------    -------------
                                                                                                       (L)'000           (L)'000
Fixed assets
Intangible assets .............................................................               11            16,035            6,759
Tangible assets ...............................................................               12             6,022            4,495
Investments
 Joint ventures ...............................................................
   Share of gross assets ......................................................                              4,684            4,178
   Share of gross liabilities .................................................                             (2,844)          (1,743)
                                                                                                     -------------    -------------
                                                                                              13             1,840            2,435
Joint Venture goodwill ........................................................               11            12,270            7,078
Other investments .............................................................               13            38,081            2,628
                                                                                                     -------------    -------------
Total investments .............................................................                             52,191           12,141
                                                                                                     -------------    -------------
Total fixed assets ............................................................                             74,248           23,395
                                                                                                     -------------    -------------
Current assets
Stocks ........................................................................               14            13,286            3,115
Debtors .......................................................................               15            77,665           31,389
Cash at bank and in hand ......................................................                            103,449           28,355
                                                                                                     -------------    -------------
                                                                                                           194,400           62,859
Creditors: amounts falling due within one year ................................               16          (139,976)         (53,319)
                                                                                                     -------------    -------------
Net current assets ............................................................                             54,424            9,540
                                                                                                     -------------    -------------
Total assets less current liabilities .........................................                            128,672           32,935
Creditors: amounts falling due after more than one year .......................               17            (2,253)          (2,318)
                                                                                                     -------------    -------------
Net assets ....................................................................                            126,419           30,617
                                                                                                     =============    =============
Capital and reserves
Called up share capital .......................................................               19             2,071            2,079
Share premium account .........................................................               21            85,034           85,822
Other reserves ................................................................               21               707              707
Profit and loss account .......................................................               21            38,607          (57,991)
                                                                                                     -------------    -------------
Equity shareholders' funds ....................................................               21           126,419           30,617
                                                                                                     =============    =============


The accompanying notes are an integral part of these consolidated financial statements.

                           EIDOS PLC AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         Year ended     Year ended      Year ended      Year ended      Year ended
                                                         March 31,       March 31,       March 31,       March 31,      March 31,
                                               Notes        1999           2000            2001            2001            2001
                                                                                        Before        Exceptional
                                                                                      exceptional        items
                                                                                         items       (see note 8)
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                                          (L)'000         (L)'000         (L)'000         (L)'000        (L)'000
                                                                        (restated)
Turnover: Group and share of joint
  ventures'.........................                         226,284         203,265        169,767         (16,900)        152,867
Less: share of joint ventures.......                              --          (8,464)        (9,374)             --          (9,374)
Turnover............................               3         226,284         194,801        160,393         (16,900)        143,493
Cost of sales.......................                         (81,628)        (87,908)       (81,722)             --         (81,722)
                                                        ------------    ------------   ------------    ------------    ------------
Gross profit........................                         144,656         106,893         78,671         (16,900)         61,771
Selling and marketing expenses......                         (37,096)        (46,380)       (38,497)             --         (38,497)
Research and development............                         (39,619)        (47,173)       (42,403)             --         (42,403)
Goodwill amortization...............                          (4,070)         (9,973)       (10,915)             --         (10,915)
Other general and administrative....                         (24,701)        (27,255)       (21,991)           (938)        (22,929)
Total general and administrative....                         (28,771)        (37,228)       (32,906)           (938)        (33,844)
                                                        ------------    ------------   ------------    ------------    ------------
Group operating income/(loss).......                          39,170         (23,888)       (35,135)        (17,838)        (52,973)
Share of operating profit of joint
  ventures..........................                              --             532            876              --             876
Joint venture goodwill amortization.                              --          (3,475)        (5,192)             --          (5,192)
                                                        ------------    ------------   ------------    ------------    ------------
Income/(loss) from operations.......                          39,170         (26,831)       (39,451)        (17,838)        (57,289)
Exceptional income/(loss) on sale
  of investments or termination of
  operations........................              13              --          80,236             --         (36,308)        (36,308)
Income from investments.............                              --              --            136              --             136
Net interest and similar charges....               6          (1,250)         (4,130)        (2,897)             --          (2,897)
                                                        ------------    ------------   ------------    ------------    ------------
Income/(loss) on ordinary
  activities before tax.............               7          37,920          49,275        (42,212)        (54,146)        (96,358)
Tax on income on ordinary
  activities........................               9         (13,670)        (24,072)          (971)             --            (971)
                                                        ------------    ------------   ------------    ------------    ------------
Net income/(loss) for the period....                          24,250          25,203        (43,183)        (54,146)        (97,329)
                                                        ============    ============   ============    ============    ============
Earnings/(loss) per share...........              10           28.3p(1)        25.9p        (41.7)p         (52.2)p         (93.9)p
Diluted earnings/(loss) per share...              10           25.0p(1)        23.8p        (41.7)p         (52.2)p         (93.9)p

---------------

(1) The earnings per share numbers for the years ended March 31, 1999 have been restated to reflect the five for one stock split, which took place on January 25, 2000.

The accompanying notes are an integral part of these consolidated financial statements.

                           EIDOS PLC AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March, 31
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Net income/(loss) for the period ..............................................           24,250            25,203          (97,329)
Consolidation translation differences on foreign currency net investments .....             (589)           (1,034)             256
                                                                                   -------------     -------------    -------------
Total recognized gains/(losses) relating to the period ........................           23,661            24,169          (97,073)
                                                                                   =============     =============    =============


The accompanying notes are an integral part of these consolidated financial statements.

                           EIDOS PLC AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY:


                                         Ordinary 2p shares      Additional                    Goodwill       Profit
                                      --------------------------   paid up         Other       write-off     and loss
                                       Shares (#)       Amount      capital       Reserve       reserve      account        Total
                                     -------------     ---------    ---------    ----------    ---------     ---------    ---------
                                                       (L)'000      (L)'000       (L)'000       (L)'000      (L)'000       (L)'000
Balances as of
  March 31, 1998..................      85,550,365         1,711       49,349           167      (12,332)        2,041       40,936
Reclassification required by FRS
  10..............................              --            --           --            --       12,332       (12,332)          --
                                     -------------     ---------    ---------    ----------    ---------     ---------    ---------
Restated balances as of March 31,
  1998............................      85,550,365         1,711       49,349           167           --       (10,291)      40,936
Profit for the year ..............              --            --           --            --           --        24,250       24,250
Exchange differences .............              --            --           --            --           --          (589)        (589)
Options issued during the year ...              --            --           --           540           --            --          540
Exercise of warrants and options .         861,035            17          816            --           --            --          833
Goodwill written off on
  subsidiaries....................              --            --           --            --           --           395          395
Goodwill written off on
  associates......................              --            --           --            --           --           167          167
                                     -------------     ---------    ---------    ----------    ---------     ---------    ---------
Balances as of
  March 31, 1999..................      86,411,400         1,728       50,165           707           --        13,932       66,532
Profit for the year ..............              --            --           --            --           --        25,203       25,203
Exchange differences .............              --            --           --            --           --        (1,034)      (1,034)
Arising on conversion of the bond       14,272,015           286       30,962            --           --            --       31,248
Exercise of warrants and options .       2,843,025            57        3,907            --           --            --        3,964
Goodwill written off on
  associates......................              --            --           --            --           --           506          506
                                     -------------     ---------    ---------    ----------    ---------     ---------    ---------
Balances as of
  March 31, 2000..................     103,526,440         2,071       85,034           707           --        38,607      126,419
Loss for the year ................              --            --           --            --           --       (97,329)     (97,329)
Exchange differences .............              --            --           --            --           --           256          256
Exercise of warrants and options .         405,030             8          788            --           --            --          796
Goodwill relating to the disposal
  of investment...................              --            --           --            --           --           475          475
                                     -------------     ---------    ---------    ----------    ---------     ---------    ---------
Balances as of
  March 31, 2001..................     103,931,470         2,079       85,822           707           --       (57,991)      30,617
                                     =============     =========    =========    ==========    =========     =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

                           EIDOS PLC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASHFLOW


                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                     Notes             1999              2000             2001
                                                                  -------------    -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Net cash inflow/(outflow) from operating activities..........                22           30,068           (28,467)           1,888
                                                                                   -------------     -------------    -------------
Dividends from Joint Ventures and Associates.................                                 --                --              136
Returns on investment and servicing of finance
Interest received............................................                              1,773             1,090              812
Bank interest paid...........................................                               (420)           (2,630)          (3,554)
Interest paid on bond........................................                             (1,897)             (652)              --
Interest paid on finance leases..............................                               (211)              (44)             (24)
Other interest paid..........................................                                 --              (245)              (2)
                                                                                   -------------     -------------    -------------
                                                                                            (755)           (2,481)          (2,768)
                                                                                   -------------     -------------    -------------
Taxation
U.K. taxation paid...........................................                             (1,867)          (10,830)         (12,864)
Overseas taxation paid.......................................                             (4,618)           (5,965)             292
                                                                                   -------------     -------------    -------------
                                                                                          (6,485)          (16,795)         (12,572)
                                                                                   -------------     -------------    -------------
Capital expenditure and financial investment
Purchase of tangible fixed assets............................                             (2,175)           (3,602)          (1,835)
Sale of tangible fixed assets................................                                 75                87            1,126
Purchase of other investments................................                               (570)          (36,555)              --
Sale of other investments....................................                                 --            91,505             (122)
                                                                                   -------------     -------------    -------------
                                                                                          (2,670)           51,435             (831)
                                                                                   -------------     -------------    -------------
Acquisitions and disposals
Purchase of subsidiary companies.............................                            (15,378)          (14,327)              --
Net cash acquired with subsidiaries..........................                                459                --               --
Purchase of associates and joint undertakings................                                 --           (17,945)              --
                                                                                   -------------     -------------    -------------
                                                                                         (14,919)          (32,272)              --
                                                                                   -------------     -------------    -------------
Net cash (outflow)/inflow before financing...................                              5,239           (28,580)         (14,147)
Financing
Issue of new ordinary shares.................................                                833             3,964              796
Repayment of principal under finance leases..................                               (761)             (370)            (274)
                                                                                   -------------     -------------    -------------
                                                                                              72             3,594              522
                                                                                   -------------     -------------    -------------
Increase/(decrease) in cash in the period....................                              5,311           (24,986)         (13,625)
                                                                                   =============     =============    =============


The accompanying notes are an integral part of these consolidated financial statements.

                           EIDOS PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1   Nature of Business and Organization

The activities of Eidos plc ("Eidos" or the "Company") and subsidiaries (including Eidos, the "Group") during the periods presented herein were the developing and publishing of interactive software titles for PC and certain games consoles (under license with the console manufacturer), the design, manufacture and sale of video compression and video editing software, post-production video editing and new media design and consultancy.

Currently the principal markets for the Group's products, all of which are similar in size based on turnover, are the United States, United Kingdom and Continental Europe. Asia and the Rest of the World make up a small but growing part of the Group revenue. Computer software titles are sold primarily to wholesale and retail distributors.

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

2   Summary of Significant Accounting Policies

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently, is set out below.

The most significant differences between the accounting policies followed by the Group and generally accepted accounting principles in the United States (U.S. GAAP) are described in Note 30.

Basis of preparation

Subsequent to the year-end, the Group undertook a 1 for 3 Rights Issue at 155p, which was fully underwritten by Dresdner Kleinwort Wasserstein, with net proceeds of (L)51.6 million. The Group has now agreed a committed facility with The Royal Bank of Scotland of up to (L)15 million following receipt of the proceeds of the rights issue. Having considered the requirements of the Group, the banking facilities available and the proceeds of the rights issue, the directors believe that the Group has adequate resources to continue in operation for the foreseeable future. Consequently the going concern basis has been applied in preparing the accounts for the year ended March 31, 2001.

Changes in Presentation of Financial Statements

In accordance with FRS9, the figures in respect of March 31, 2000 have been restated to show separately the goodwill in connection with the joint venture companies on the face of the profit and loss account and the balance sheet.

License fees, which were previously included within creditors: amounts falling due within one year have now been reclassified and shown in creditors: amounts falling due after more than one year.

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

Associated undertakings and joint arrangements

Associated undertakings are undertakings in which the Group holds a long term interest and over which it actually exercises significant influence. Joint ventures are undertakings that are jointly controlled with other entities or individuals. The Group's share of profits less losses from associated undertakings is included in the profit and loss account on the equity accounting basis. The holding value of associated and joint undertakings is based upon the Group's equity in net assets of such undertakings, as shown by the most recent accounts available.

Goodwill

Goodwill in respect of acquisitions of subsidiaries and associated undertakings represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising prior to April 1, 1998 has been written off immediately against reserves. Goodwill arising after April 1, 1998 has been capitalized and amortized to nil in the profit and loss account over the estimated economic life in accordance with FRS 10.

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

Given the nature of the industry, the useful economic life of goodwill is estimated to be three years and the intangible asset is being amortized over this period.

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

Leasehold improvements ........................       Over the life of the lease
Fixture and fittings ..........................      20% per annum straight line
Computer equipment ............................      33% per annum straight line
Motor vehicles ................................      25% per annum straight line


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

License fees

License fees payable to celebrities and professional sports organizations for use of their name over a number of years or for a range of products (a franchise), including sub-license arrangements and fees payable through intermediaries, are charged to income as sales and marketing expenditure over the life of the license. License fees are classified as current and non-current assets based on the remaining life of the license. Management regularly reviews the carrying value of such licenses and will accelerate the amortization should circumstances require it.

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

Stocks

Stocks are valued at the lower of cost and net realizable value. In general, cost is determined on a first in, first out basis and includes transport and handling costs.

Finance and operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term. Leasing agreements that transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset has been purchased outright. These assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The capital element of lease payments is applied to reduce the outstanding obligations and the interest element is charged to income so as to give a constant periodic rate of charge on the remaining balance outstanding at each accounting period. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

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

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognized at that time.

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

3   Segmental Analysis

The analysis by class of business of the Group's turnover, income before taxation and assets for the years ended March 31, 2001, March 31, 2000 and March 31, 1999 is set out below.

Turnover by class of business

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Class of business
Computer software .............................................................          222,775           190,363          140,543
Video editing .................................................................            3,667             4,443            2,950
                                                                                   -------------     -------------    -------------
                                                                                         226,442           194,806          143,493
Inter-segment revenue .........................................................             (158)               (5)              --
                                                                                   -------------     -------------    -------------
                                                                                         226,284           194,801          143,493
                                                                                   =============     =============    =============


Income/(loss) on ordinary activities before tax

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Class of business
Computer software .............................................................           38,702            49,897          (95,956)
Video editing .................................................................             (782)             (622)            (402)
                                                                                   -------------     -------------    -------------
                                                                                          37,920            49,275          (96,358)
                                                                                   =============     =============    =============

Net Assets

                                                   Year ended       Year ended
                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Class of business
Computer software............................           128,794           33,396
Video editing................................            (2,375)          (2,779)
                                                  -------------    -------------
                                                        126,419           30,617
                                                  =============    =============


Video editing was provided by Eidos Post Productions Ltd (formerly Glassworks Productions Ltd), an 85% subsidiary; the business and assets of which were sold on December 15, 2000.

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

The turnover is attributable to the Group's principal activities and arose in the following geographical areas:

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
United Kingdom ................................................................           36,442            40,085           41,193
Germany .......................................................................           45,578            23,488           24,781
France ........................................................................           32,949            21,181           12,639
Rest of Europe ................................................................           21,341            35,113           14,207
U.S. ..........................................................................           78,476            63,719           35,468
Rest of World .................................................................           11,498            11,215           15,205
                                                                                   -------------     -------------    -------------
                                                                                         226,284           194,801          143,493
                                                                                   =============     =============    =============


Turnover by origination

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
United Kingdom ................................................................           63,081            73,270           55,884
Germany .......................................................................           45,563            27,311           27,517
France ........................................................................           33,496            26,222           15,215
U.S. ..........................................................................           82,185            65,598           42,741
Rest of World .................................................................            1,959             2,400            2,136
                                                                                   -------------     -------------    -------------
                                                                                         226,284           194,801          143,493
                                                                                   =============     =============    =============

Inter-segment sales (predominantly royalties)

                                                                                                    By origination
                                                                                   ------------------------------------------------
                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
United Kingdom ................................................................           77,989            65,029           36,744
Germany .......................................................................               --               111               --
France ........................................................................               --                --                8
U.S. ..........................................................................            4,604            10,270            5,382
Rest of World .................................................................               19             1,027              978
                                                                                   -------------     -------------    -------------
                                                                                          82,612            76,437           43,112
                                                                                   =============     =============    =============


Turnover from the joint ventures originates from Spain and relates to computer software. In addition, turnover in the U.K. includes (L)1,246,000 (2000:
(L)3,856,000) sales to the joint venture in Spain.

Income/(loss) on ordinary activities before tax

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Geographical segment
United Kingdom ................................................................           29,425            (2,059)         (15,401)
Germany .......................................................................            5,858            (3,538)           1,186
France ........................................................................            4,097              (459)          (1,863)
Spain (joint ventures) ........................................................               --               493              846
U.S. ..........................................................................           (1,444)          (25,531)         (44,887)
Rest of World .................................................................              (16)              133               69
                                                                                   -------------     -------------    -------------
                                                                                          37,920           (30,961)         (60,050)
Profit on disposal of investments - United Kingdom ............................               --            80,236          (36,308)
                                                                                   -------------     -------------    -------------
                                                                                          37,920            49,275          (96,358)
                                                                                   =============     =============    =============


Net Assets

                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Geographical segment
United Kingdom...............................           157,102           75,265
Germany......................................              (469)             548
France.......................................             2,401              615
Spain (joint ventures).......................             1,840            2,435
U.S..........................................           (34,981)         (48,805)
Rest of World................................               526              559
                                                  -------------    -------------
                                                        126,419           30,617
                                                  =============    =============

4   Directors emoluments

Detailed disclosures of the Directors' individual remuneration and share options are also given in Item 6

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Directors' emoluments
Salary payments and royalties .................................................            6,460             7,137            4,388
Fees ..........................................................................              104                74              106
Company pension contributions .................................................               94               113              129
Other benefits ................................................................              201               236              269
                                                                                   -------------     -------------    -------------
                                                                                           6,859             7,560            4,892
                                                                                   =============     =============    =============

Interests in share options

Details of options held by directors are set out below:

                                               Exercised         Lapsed                                    Date from
                                 April 1,             in             in      March 31,       Exercise          which
                                     2000      period(1)         period           2001       price(1)    exercisable    Expiry date
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Mr. Livingstone...........        221,065             --             --        221,065         158.40       04/03/99       04/01/03
                                   18,935             --             --         18,935         158.40       04/03/99       04/01/06
                          (2)     282,880             --             --        282,880         135.00             --             --
Mr. McGarvey..............        125,520             --             --        125,520         171.50       10/16/00       10/14/04
                                1,000,000             --             --      1,000,000         117.00       10/14/01       10/13/05
Mr. Heath-Smith(3)........        180,870             --             --        180,870         156.80       04/25/99       04/24/03
                                   19,130             --             --         19,130         156.80       04/25/99       04/24/06
Mr. Protheroe.............         70,000             --             --         70,000         158.40       04/03/99       04/01/03
                                   50,000             --             --         50,000          68.67       07/21/97       07/19/04
                                  100,000             --             --        100,000          70.00       03/11/98       03/09/05
Mr. Cornwall..............      1,075,000             --       (358,333)       716,667         117.00       10/14/01       11/12/01
(resigned November 1,
  2000)...................         57,000        (57,000)            --             --         158.40             --             --
Mr. Lewis.................        746,810             --       (465,955)       280,855         156.67       09/11/01       02/11/02
(resigned October 6,
  2000)...................         19,145             --             --         19,145         156.67       09/11/01       02/11/02
                              -----------    -----------    -----------    -----------
Total.....................      3,966,355        (57,000)      (824,288)     3,085,067
                              -----------    -----------    -----------    -----------
None of the non-executive Directors have any options in the Company.


(1) The options exercised in the financial year were all exercised on February 13, 2001 when the market price was 256.0p

(2) Effective holding shown. Mr. Livingstone holds an option to purchase shares in Eidos Interactive Limited which upon exercise are exchangeable for shares in the Company.

(3) Mr. Heath-Smith is also contributing to a Sharesave Scheme which will become exercisable on February 1, 2002 with an estimated potential number of shares of 6,915 at a price of 140.0p, such exercise periods to expire on August 1, 2002.

(4) All options shown above are stated before adjustment for the 1 for 3 rights issue, which occurred in July 2001.

Under the option scheme rules, the Board exercised its discretion to allow Mr. Cornwall and Mr. Lewis to retain a proportion of their share options as part of their leaving arrangements.

The closing market price of shares in Eidos plc was 207.0p on March 31, 2001 and 150.0p on September 30, 2001 The highest price during the fiscal year was 550.0p and the lowest was 178.0p.

All options give the holders the rights to acquire shares on a one for one basis.

5   Employee Information

The average weekly number of persons (including executive directors) employed by the Group and total costs during the periods indicated below were:

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
By activity
Corporate .....................................................................               18                26               33
Computer entertainment software ...............................................              458               485              484
Video editing, post production and new media ..................................               68                72               35
                                                                                   -------------     -------------    -------------
                                                                                             544               583              552
                                                                                   =============     =============    =============


Computer entertainment software staff numbers have been further broken down in
Item 6.

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Staff costs
Wages and salaries ............................................................           27,006            32,526           27,576
Social security costs .........................................................            3,185             3,763            2,876
Pension costs (See Note 27) ...................................................              584               858              784
                                                                                   -------------     -------------    -------------
                                                                                          30,775            37,147           31,236
                                                                                   =============     =============    =============


6   Net interest and similar charges

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Interest payable
Group
Bank loans and overdrafts .....................................................             (665)           (3,868)          (3,468)
Convertible bond ..............................................................           (2,143)             (984)              --
Finance leases ................................................................             (211)              (43)             (21)
Other interest ................................................................               --              (297)            (204)
                                                                                   -------------     -------------    -------------
                                                                                          (3,019)           (5,192)          (3,693)
Share of joint ventures .......................................................               --               (48)             (39)
                                                                                   -------------     -------------    -------------
                                                                                          (3,019)           (5,240)          (3,732)
                                                                                   -------------     -------------    -------------
Interest receivable
Group .........................................................................            1,769             1,100              826
Share of joint ventures .......................................................               --                10                9
                                                                                   -------------     -------------    -------------
                                                                                           1,769             1,110              835
                                                                                   -------------     -------------    -------------
Net interest and similar charges ..............................................           (1,250)           (4,130)          (2,897)
                                                                                   =============     =============    =============

7   Income/(Loss) on Ordinary Activities Before Tax

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
This is stated after charging:
Depreciation of tangible owned fixed assets ...................................            2,749             2,767            2,208
Depreciation of tangible fixed assets held under finance leases ...............              790               383              220
Amortization of goodwill ......................................................            4,070            13,448           16,107
Write off of goodwill .........................................................              562               506               --
Auditors' remuneration for audit ..............................................              205               255              267
Other fees paid to the auditors and their associates* .........................              569               757              884
Hire of plant and machinery - operating leases ................................              439               606              726
Hire of other assets - operating leases .......................................            1,269             2,133            2,363
(Profit) or Loss on Exchange differences ......................................               --              (476)             282

---------------

* Other fees paid to the auditors and their associates include tax compliance and advisory fees of (L)276,000, review of interim statements and quarterly U.S. filings of (L)104,500 and other assistance and advice of (L)503,500.

8   Exceptional items

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Returns provision .............................................................               --                --           16,900
Legal and professional fees - abortive bid talk ...............................               --                --              938
(Profit)/Loss on investments:
 Profit on disposal of Associate (after writing back related goodwill of
  (L)475,000 previously written off to reserves)...............................               --                --              (44)
 Write-off on investment in Express.com (including (L)895,000 of professional
  fees incurred during the year)...............................................               --                --           36,352
 Profit on sale of fixed asset investments in Opticom .........................               --           (80,236)              --
                                                                                   -------------     -------------    -------------
                                                                                              --           (80,236)          54,146
                                                                                   =============     =============    =============


The group returns provision of (L)16.9 million related to returns identified and incurred during the current year, but relating to titles released in the previous year.

The effect on the taxation charge for the year of the exceptional items is disclosed in Note 9.

9   Tax on Income/(Loss) on Ordinary Activities

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
U.K. Corporation tax ..........................................................            8,629            25,711               --
Overseas taxation .............................................................            5,405            (1,918)             587
Deferred taxation .............................................................              339               628               --
                                                                                   -------------     -------------    -------------
                                                                                          14,373            24,421              587
Adjustment in respect of prior years:
 Overseas taxation ............................................................             (703)             (349)             244
 U.K. taxation ................................................................               --                --              140
                                                                                   -------------     -------------    -------------
                                                                                          13,670            24,072              971
                                                                                   =============     =============    =============
Of which:
Arising on the disposal of investments ........................................               --            24,586               --
Remaining Group taxation ......................................................           13,670              (746)             744
Joint ventures' taxation ......................................................               --               232              227
                                                                                   -------------     -------------    -------------
                                                                                          13,670            24,072              971
                                                                                   =============     =============    =============


Total income tax expense differs from the amounts computed by applying the U.K. statutory income tax rate of 30% (2000: 30%, 1999: 31%) to income/(loss) before taxes, as a result of the following:

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
U.K. statutory rate ...........................................................           11,755            14,783          (28,907)
Difference between overseas and U.K. tax rate .................................            3,210            (2,605)          (5,924)
Permanent disallowables .......................................................              192             5,946            7,742
Deferred tax asset not recognized, net ........................................             (102)            3,670           28,958
Utilization of brought forward losses .........................................           (2,092)              (39)            (469)
Other differences .............................................................              707             2,317             (429)
                                                                                   -------------     -------------    -------------
Provision .....................................................................           13,670            24,072              971
                                                                                   =============     =============    =============


There is no current year tax effect in the profit and loss account relating to the exceptional items. Corporation tax arising on exceptional items in fiscal 2000 amounted to (L)24,568,000 relating entirely to the gain on the disposal of Opticom shares.

10  Earnings/(loss) Per Share

The calculations of earnings per share are based on the following information. All numbers (including the comparatives) reflect the five for one share split, which took place on January 25, 2000.

Weighted average number of shares:


                                                                           Year ended March    Year ended March    Year ended March
                                                                               31, 1999            31, 2000            31, 2001
                                                                           ----------------    ----------------    ----------------
                                                                           Number of shares    Number of shares    Number of shares
For basic earnings per share...........................................          85,689,145          97,221,713         103,647,327
Conversion of convertible debt.........................................          14,272,090           4,753,655                  --
Exercise of share options..............................................           2,214,045           4,842,924           2,321,389
                                                                           ----------------    ----------------    ----------------
For diluted earnings per share.........................................         102,175,280         106,818,292         105,968,716
                                                                           ================    ================    ================


No dividends were paid during any of the last three fiscal years.

10  Earnings/(loss) Per Share (Continued)

                                                               Basic                                       Diluted
                                             -----------------------------------------    -----------------------------------------
                                             Year ended     Year ended     Year ended     Year ended     Year ended     Year ended
                                              March 31,      March 31,      March 31,      March 31,      March 31,      March 31,
                                                1999           2000           2001           1999           2000           2001
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                 (L)'000        (L)'000        (L)'000        (L)'000        (L)'000        (L)'000
Net income/(loss) for the year...........         24,250         25,203        (97,329)        24,250         25,203        (97,329)
Interest saved on conversion of debt.....             --             --             --          1,327            226             --
                                             -----------    -----------    -----------    -----------    -----------    -----------
Earnings/(loss)..........................         24,250         25,203        (97,329)        25,577         25,429        (97,329)
                                             ===========    ===========    ===========    ===========    ===========    ===========


                                               Pence per      Pence per      Pence per      Pence per      Pence per      Pence per
                                                   share          share          share          share          share          share
Earnings/(loss)..........................          28.3p          25.9p        (93.9)p          25.0p          23.8p        (93.9)p
                                             ===========    ===========    ===========    ===========    ===========    ===========

11  Intangible fixed Assets

                                                                                           Joint
                                                                                        Ventures            Others            Total
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Goodwill
Cost
At April 1, 2000 ..............................................................           15,745            30,078           45,823
Exchange adjustments ..........................................................               --             3,810            3,810
                                                                                   -------------     -------------    -------------
At March 31, 2001 .............................................................           15,745            33,888           49,633
                                                                                   -------------     -------------    -------------
Amortization
At April 1, 2000 ..............................................................            3,475            14,043           17,518
Exchange adjustments ..........................................................               --             2,171            2,171
Charge for the period .........................................................            5,192            10,915           16,107
                                                                                   -------------     -------------    -------------
At March 31, 2001 .............................................................            8,667            27,129           35,796
                                                                                   -------------     -------------    -------------
Net book value
At March 31, 2001 .............................................................            7,078             6,759           13,837
                                                                                   =============     =============    =============
At March 31, 2000 .............................................................           12,270            16,035           28,305
                                                                                   =============     =============    =============


Given the nature of the industry, goodwill amortization on Proein SL, Pyro Studios SL (both acquired in 2000) and Crystal Dynamics, Inc. (acquired in
1999) has been calculated based on the three year estimated useful economic life as detailed in note 2.

12  Tangible Fixed Assets

                                                Leasehold         Fixtures and       Computer           Motor
                                              improvements          fittings         equipment         vehicles           Total
                                                -------------     -------------    -------------     -------------    -------------
                                                   (L)'000          (L)'000           (L)'000          (L)'000           (L)'000
Cost
At April 1, 2000 ...........................            3,115             2,450            9,870               269           15,704
Exchange Adjustment ........................               89                71              295                --              455
Additions ..................................              165               176            1,437                --            1,778
Disposals ..................................             (495)             (315)          (4,660)             (188)          (5,658)
                                                -------------     -------------    -------------     -------------    -------------
At March 31, 2001 ..........................            2,874             2,382            6,942                81           12,279
                                                -------------     -------------    -------------     -------------    -------------
Depreciation
At April 1, 2000 ...........................              596             1,633            7,291               162            9,682
Exchange Adjustments .......................               20                55              253                --              328
Charge for the period ......................              308               334            1,724                62            2,428
Eliminated in respect of disposals .........             (224)             (204)          (4,072)             (154)          (4,654)
                                                -------------     -------------    -------------     -------------    -------------
At March 31, 2001 ..........................              700             1,818            5,196                70            7,784
                                                -------------     -------------    -------------     -------------    -------------
Net book value
At March 31, 2001 ..........................            2,174               564            1,746                11            4,495
                                                =============     =============    =============     =============    =============
Net book value
At March 31, 2000 ..........................            2,519               817            2,579               107            6,022
                                                =============     =============    =============     =============    =============


The net book value of tangible fixed assets includes an amount of (L)391,000 (2000: (L)146,000) in respect of assets held under finance leases.

13  Investments

                                                                              Associated            Other
                                                        Joint ventures       undertakings        investments            Total
                                                       ----------------    ----------------    ----------------    ----------------
                                                           (L)'000             (L)'000             (L)'000             (L)'000
Cost
At April 1, 2000...................................               1,840                   4              38,077              39,921
Share of net profits...............................                 618                  --                  --                 618
Provisions against investments.....................                  --                  --             (35,457)            (35,457)
Other movements....................................                 (23)                 --                   4                 (19)
                                                       ----------------    ----------------    ----------------    ----------------
At March 31, 2001..................................               2,435                   4               2,624               5,063
                                                       ================    ================    ================    ================


Express.com, Inc

On November 11, 1999, Eidos acquired 19.96% of Maximum Holdings, Inc., an internet company for $55 million. Following the acquisition, Maximum Holdings, Inc. merged with another internet company, DVD Express, Inc. and changed its name to Express.com, Inc. This diluted Eidos' holding down to 12.6%. The company experienced significant financial difficulties during the year to March 31, 2001, and on March 7, 2001. Express.com filed for federal bankruptcy protection under Chapter 11 of the U.S. bankruptcy code. The investment of $55 million has been fully written down in the current year.

Vision Park Entertainment AB

Eidos had a 39.54% investment in Innerloop Technologies AS. On September 1, 2000, the whole of the share capital of Innerloop Technologies AS was acquired by Vision Park Entertainment AB (publ.), conditional upon the subsequent listing of Vision Park Entertainment AB (publ.) in Sweden. As part of the acquisition, Eidos' 39.54% holding was converted at a ratio of 1 to 12 into 585,198 Vision Park shares. Vision Park Entertainment AB (publ.) subsequently listed its shares on OM Stockholmborsens O-Lista in November 2000.

Within the Group accounts the investment was carried at nil. In November 2000, Eidos sold 206,000 shares in Vision Park Entertainment AB (publ.) for
(L)519,000.

Interests in Group undertakings

The directors consider that to give full particulars of all interests in Group undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings whose results or financial position, in the opinion of the directors, principally affected the financial statements of the Group:

                                        Country of          Nature of business       Description of        Other          Company
                                      incorporation                                   shares held          Group
Subsidiary undertakings                                                                                  companies
 --------------------------------    -----------------   -----------------------    ----------------    ------------    -----------
Eidos Interactive Limited           England and Wales    Developer and Publisher    Ordinary (L)1                 --            100
                                                         of computer software       shares each and
                                                                                    `A' ordinary
                                                                                    (L)0.05 shares
                                                                                    each
Eidos Interactive Inc ...........   U.S.A                Developer and Publisher    Common stock                100%             --
                                                         of computer software       $0.001 par value
Crystal Dynamics Inc ............   U.S.A                Developer of computer      Common stock no             100%
                                                         software                   par value
Core Design Limited .............   England and Wales    Developer of computer      Ordinary(L)1                100%             --
                                                         software                   shares
Eidos Interactive France SARL ...   France               Publisher of computer      Ordinary Shares             100%             --
                                                         software                   of 100FFr
Eidos Interactive (Deutschland)     Germany              Publisher of computer      DM 50,000                   100%             --
  GmbH...........................                        software
Eidos Interactive KK ............   Japan                Publisher of computer      100 million Yen               --           100%
                                                         software
Eidos Interactive Pte Limited ...   Singapore            Publisher of computer      Ordinary S$1                  --           100%
                                                         software                   shares
Joint ventures
 --------------------------------
Proein SL .......................   Spain                Publisher of computer      Common shares of             75%             --
                                                         software                   1,000 Pesetas
                                                                                    each
Pyro Studios SL .................   Spain                Developer of computer      Common shares of             25%(1)          --
                                                         software                   1,000 Pesetas
                                                                                    each
Eidopt AS .......................   Norway               Research and               Ordinary shares               --            50%
                                                         development

                                    Country of         Nature of business           Description of          Other           Company
                                    incorporation                                    shares held            Group
Associated undertakings                                                                                   companies
 --------------------------------    ---------------    ---------------------    --------------------    ------------    ----------
Hothouse Holdings Limited           England            Developer of computer    Ordinary shares                    --           25%
  (formerly Clockwork Holdings                         software
  Limited).......................
Silicon Dreams Studio Limited ...   England            Developer of computer    Ordinary shares                   25%            --
                                                       software
Sports Interactive Limited ......   England            Developer of computer    Ordinary shares                   25%            --
                                                       software
Ion Storm LLP ...................   U.S.A              Developer of computer    Partnership units                 51%
                                                       software


All the above companies operated principally in their country of incorporation.
---------------

(1) Effective holding shown.

14  Stocks

                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Raw materials and consumables................               496              494
Finished goods...............................            12,790            2,621
                                                  -------------    -------------
Stocks.......................................            13,286            3,115
                                                  =============    =============


15  Debtors

                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Trade debtors................................            61,069           18,833
Prepaid licenses.............................             9,582            3,855
Deferred tax asset (note 18).................             1,268            1,428
Corporation tax recoverable..................                --            3,341
Other debtors................................             2,085            2,052
Prepayments and accrued income...............             3,661            1,880
                                                  -------------    -------------
                                                         77,665           31,389
                                                  =============    =============


Included within prepaid licenses is (L)2,791,000 in respect of periods that extend beyond one year (2000: (L)6,264,000).

16  Creditors: Amounts Falling Due Within One Year

                                                   March 31,         March 31,
                                                      2000             2001
                                                   (restated)
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Bank loans and overdrafts....................            80,616           18,868
Obligations under finance leases.............               148               67
Trade creditors..............................            14,656            7,313
Royalty creditors............................             8,380            4,536
Other taxes and social security costs........             5,960            1,302
Other creditors..............................               287            1,511
Accruals.....................................             9,749            8,426
Corporation tax..............................            20,180           11,296
                                                  -------------    -------------
                                                        139,976           53,319
                                                  =============    =============


17  Creditors: Amounts Falling Due After More Than One Year

                                                   March 31,         March 31,
                                                      2000             2001
                                                   (restated)
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Accruals and deferred income.................             2,200            2,000
Obligations under finance leases:
 Due between one and two years ..............                53               56
 Due between two and five years .............                --              262
                                                  -------------    -------------
                                                          2,253            2,318
                                                  =============    =============


18  Deferred Taxation

                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Unrecognized
Excess of tax allowances over book
  depreciation of fixed assets...............              (717)            (390)
Other timing differences.....................            (7,374)          (9,073)
Tax effect of losses carried forward.........            (1,040)         (25,718)
                                                  -------------    -------------
Unrecognized deferred tax asset..............            (9,131)         (35,181)
                                                  =============    =============


                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Recognized
Tax effect of losses carried forward.........            (1,268)          (1,428)


The tax effect of losses carried forward includes (L)16 million acquired tax losses, which arose during the year March 31, 1999 on the acquisition of Crystal Dynamics, Inc. which are available over a number of years.

19  Called up Share Capital

                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Authorized
March 31, 2000 : 142,500,000 Ordinary Shares
  of 2p each.................................             2,850               --
March 31, 2001 : 142,500,000 Ordinary Shares
  of 2p each.................................                              2,850
                                                  =============    =============
Allotted, called up and fully paid
March 31, 2000 : 103,526,440 Ordinary Shares
  of 2p each.................................             2,071               --
March 31, 2001 : 103,931,470 Ordinary Shares
  of 2p each.................................                --            2,079
                                                  =============    =============


On January 25, 2000 a five for one stock split took place. All share movements during fiscal 2000 reflect the new 2p ordinary shares.

During the year, 170,548 ordinary 2p shares were allotted following the exercise of Eidos options as shown in Note 20. In addition 234,482 were allotted in conjunction with the U.S. stock purchase plan. The total consideration received on all share allotments was (L)795,739 cash (total nominal value (L)8,101)

20  Stock Options

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

During 1999 the Company launched an Inland Revenue approved SAYE Share Scheme ("Sharesave Scheme") for all U.K. employees. Similar schemes were rolled out to employees in the French, German, Japanese and Singapore offices during 2000.

The following options for 2p ordinary shares were open at March 31, 2001:

                                                     Number of shares over     Option exercise
                                                     which options granted          price               Option exercise period
                                                     ---------------------    ------------------    -------------------------------
U.K. Inland Revenue Approved Scheme..............                   50,000                68.67p                  07/21/97-07/19/04
                                                                   100,000                70.00p                  03/11/98-03/09/05
                                                                    19,145               156.67p                  09/11/01-02/11/02
                                                                    19,130               156.80p                  04/25/99-04/24/06
                                                                    18,935               158.40p                  04/03/99-04/01/06
                                                                    22,000               171.50p                  01/21/00-06/15/01
                                                                   179,970               171.50p                  01/21/00-01/19/07
                                                                    20,000               332.00p                  04/11/03-10/11/03
                                                                   168,173               332.00p                  04/11/03-04/10/10
                                                                     8,195               366.00p                  05/29/02-05/28/09
U.K. Inland Revenue Unapproved Scheme............                1,000,000               117.00p                  10/14/01-10/13/05
                                                                   716,667               117.00p                  10/14/01-11/12/01
                                                                   280,855               156.67p                  09/11/01-02/11/02
                                                                   250,000               156.67p                  09/11/01-09/10/05
                                                                   180,870               156.80p                  04/25/99-04/24/03
                                                                   291,065               158.40p                  04/03/99-04/01/03
                                                                     1,500               171.50p                  01/21/00-06/15/01
                                                                   211,595               171.50p                  01/21/00-01/19/04
                                                                   125,520               171.50p                  10/16/00-10/14/04
                                                                   526,568               332.00p                  04/11/03-04/10/07
                                                                   116,805               366.00p                  05/29/02-05/28/06
U.S. Stock Option Plan...........................                  154,540               283.20c                  01/21/00-01/19/04
                                                                   225,000               584.60c                  05/29/02-05/28/06
                                                                   350,000               525.60c                  04/11/03-04/10/07
                                                     ---------------------
                                                                 5,036,533
                                                     =====================


                                                             Number             Exercise price               Maturity date
                                                     ---------------------    ------------------    -------------------------------
International (non U.S.) Sharesave Scheme........                  110,130               140.00p                           02/01/02
                                                                   190,403               178.00p                           02/01/04
                                                                    29,781               178.00p                           02/01/05
                                                                   100,670               229.00p                           08/01/03
                                                                       412               262.00p                           06/01/03
                                                                    24,430               293.00p                           08/01/02
                                                                     1,725               936.40p                           02/01/03
                                                                       800             4.49Euros                           06/01/03
                                                                    12,003             4.49Euros                           06/01/04
                                                     ---------------------
                                                                   470,354
                                                     =====================


These options include those granted to directors of the Company, which are also detailed in Note 4.

21 Share Premium Account, Reserves and Reconciliation of Movements in Shareholders' Funds

The balances as at each balance sheet date and the movements in the periods are set out in the Consolidated Statements of Changes in Shareholders' Equity.

22 Reconciliation of operating profit/(loss) to net cash outflow/(inflow) from operating activities

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                                      (restated)
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Operating income/(loss) .......................................................           39,170           (23,888)         (52,973)
Loss on disposal of fixed assets ..............................................               --                --              233
Depreciation of tangible fixed assets .........................................            3,539             3,150            2,428
Amortization and write off of goodwill ........................................            4,632            10,479           10,915
(Increase)/decrease in stock ..................................................             (373)           (7,921)          10,591
(Increase)/decrease in debtors ................................................          (28,644)          (20,628)          55,012
Increase/(decrease) in creditors ..............................................           11,744            10,341          (24,318)
                                                                                   -------------     -------------    -------------
Net cash inflow/(outflow) from operating activities ...........................           30,068           (28,467)           1,888
                                                                                   =============     =============    =============


23  Analysis of Net Funds

                                   March 31,     Change in      March 31,     Change in     March 31,     Change in     March 31,
                                      1998         period         1999         period         2000         period          2001
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                     (L)'000       (L)'000        (L)'000       (L)'000       (L)'000       (L)'000       (L)'000
Net cash:
Cash at bank and in hand .......        42,513         5,707        48,220         55,229       103,449       (75,094)       28,355
Bank overdraft .................            --            --            --        (80,616)      (80,616)       61,748       (18,868)
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                        42,513         5,707        48,220        (25,387)       22,833       (13,346)        9,487
Debt:
Finance leases .................        (1,216)          701          (515)           314          (201)         (184)         (385)
Convertible bonds ..............       (29,877)       (1,117)      (30,994)        30,994            --            --            --
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
Net funds ......................        11,420         5,291        16,711          5,921        22,632       (13,530)        9,102
                                    ==========    ==========    ==========     ==========    ==========    ==========    ==========

Reconciliation of Net Cash Flow to Movement in Net Funds

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Increase/(decrease) in cash in period .........................................            5,311           (24,986)         (13,625)
Cash outflow from decrease in lease financing .................................              761               370              274
                                                                                   -------------     -------------    -------------
Change in net funds resulting from cash flows .................................            6,072           (24,616)         (13,351)
Conversion of bonds ...........................................................               --            31,248               --
New finance leases ............................................................              (60)              (56)            (437)
Exchange rate movements .......................................................             (721)             (655)             258
                                                                                   -------------     -------------    -------------
Movement in net funds in period ...............................................            5,291             5,921          (13,530)
Net funds at beginning of period ..............................................           11,420            16,711           22,632
                                                                                   -------------     -------------    -------------
Net funds at end of period ....................................................           16,711            22,632            9,102
                                                                                   =============     =============    =============


24  Contingent Liabilities

The Company has given guarantees in respect of leasehold liabilities of Hothouse Holdings Limited, an associated undertaking, to a maximum of
(L)36,000 per annum until September 2001.

Eidos plc, is a defendant in a lawsuit filed in Liege, Belgium on 30 May 2000 in which a number of individual professional football players and a number of European football clubs and certain of their shareholders are claiming 100 million Belgian francs (approximately (L)1.5 million) for unauthorized use by Eidos of their names, logos, images and other identifying characteristics in its "UEFA Champions League" games 1998/1999 and 1999/2000. The Company's insurers have been notified but at this time, neither the Directors nor their legal advisers believe it is possible to predict the likely outcome. The Company intends to defend the case strongly. No provision has been made in respect of this claim.

As at March 31, 2001, Eidos Interactive, Inc., a wholly owned subsidiary, was a defendant in a law suit filed in Colorado which stems from a shooting at Columbine High School which took place in 1999. No provision was made in respect of this claim and subsequent to year end the case against Eidos Interactive, Inc. was dismissed.

25  Commitments under Operating Leases

The Group had the following annual commitments under non-cancelable operating leases, analyzed into leases that expire as follows:

                                                                                                        Plant, machinery, motor
                                                                       Land and buildings           vehicles and computer equipment
                                                                 -------------------------------    -------------------------------
                                                                   March 31,         March 31,        March 31,         March 31,
                                                                      2000             2001              2000             2001
                                                                  -------------    -------------     -------------    -------------
                                                                    (L)'000           (L)'000          (L)'000           (L)'000
Within one year..............................................                86              241                97              224
In two to five years.........................................               518              582               428              440
After five years.............................................             1,457            1,351                 6               --
                                                                  -------------    -------------     -------------    -------------
                                                                          2,061            2,174               531              664
                                                                  =============    =============     =============    =============


26  Capital Commitments

As at March 31, 2001 the Group had contracted to make payments, conditional on development milestones, totaling (L)13.7 million to various licensors and developers involved in providing games software for the Group's use. (L)11.2 million is payable within one year and the remaining (L)2.5 million is split with (L)2.0 million due within one to two years and (L)0.5 million due within two to three years. All development contracts can be terminated at any time if development milestones are not achieved, without any penalties.

27  Pension Commitments

Effective from January 1, 1997 the Group has operated a defined contribution private pension plan. The assets of the plan are held separately from those of the Group in an independently administered fund. Defined contributions are paid to the plan and charged to income so as to spread the cost of pensions over the employees' and directors' working lives within the Group. Contributions paid by the Group during the current year were (L)428,000 (2000:
(L)498,000, 1999: (L)403,000). At the year end no contributions were outstanding.

In addition, one director is a member of the Core Design Pension Scheme. This is also a defined contribution scheme. Contributions paid by the Group during the current year were (L)27,900 (2000: (L)25,950, 1999: (L)20,500). No contributions were outstanding at the year end.

All overseas pension arrangements are also of a defined contribution nature. Contributions for the year were (L)328,000 (2000: (L)334,000, 1999:
(L)160,000).

By October 2001, the U.K. Government will make it compulsory for most companies in the U.K. employing over 5 members of staff to give their staff access to Stakeholder pensions. Eidos plc has reviewed its Group Personal Pension Plan and implemented a number of minor changes (such as lowering the entrance age) to ensure that the Plan is Stakeholder Exempt and no further action need be taken to comply.

28  Related Party disclosures

Fiscal 2001

(a) During the year the Group paid (L)7.1 million (2000: (L)6.1 million) to its associated companies as royalties and advances on games being developed for the Group.

(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the year to March 31, 2001 the Group sold games to Proein SL for a total of
        (L)1.2 million (2000: (L)3.9 million) after provisions. These games were all sold on an arm's length basis. In addition in the same period the Group paid (L)1.0 million (2000: (L)0.8 million) to Pyro Studios SL (in which the

        Group acquired a 25% stake) as royalties and for the development of games for the Group. At March 31, 2001 the Group was owed (L)159,000 (2000: (L)1.7 million) by Proein SL (via a third party distributor) and owed Pyro Studios SL (L)139,000 (2000: (L)326,000).

(c) On December 15, 2000, the business and assets of Glassworks Productions Ltd, a subsidiary undertaking of the Group, were sold to Glassworks Post Productions Ltd, a subsidiary of Das Werks AG, for (L)700,000. Hector Macleod, a Director of Glassworks Productions Ltd, is also a Director and minority shareholder of Glassworks Post Productions Ltd. On December 21, 2000 Glassworks Productions Ltd changed its name to Eidos Post Productions Ltd.

As reported in fiscal 2000

(a) Jeremy Heath-Smith, a director and executive officer of the Group, is a member of the Core Design Pension Fund. The Fund's assets include sole ownership of the premises occupied during part of the year by Core Design Limited. The rent paid by Core Design Limited to the pension fund is (L)40,000 per annum.

(b) The Group paid (L)1.0 million to Eidopt AS (50% holding) to fund its research into a games storage device.

(c) Eidos Technologies Limited has granted a license of certain of its video compression intellectual property to Forbidden Technologies plc. In return, the Group will receive a royalty stream on Forbidden Technologies' products, which incorporate the technology licensed. Mr. Streater, a former executive director of Eidos plc, and Mr. Steel, a current non-executive director of Eidos plc, are both directors of Forbidden Technologies plc. Mr. Streater left the Group to found Forbidden Technologies plc and therefore was no longer involved with the Group when the license was granted. Mr. Steel took no part in the discussions on either side.

As reported in fiscal 1999

(a) The Group owns 1,476,052 shares (approximately a 15% interest) in Opticom ASA, a Norwegian listed company. The total consideration paid was (L)11.2 million. In addition, in 1998 the Group paid Opticom $5 million for 50% of a joint venture to develop a games storage device. The Group continues to fund this research and to date has paid
        $3.3 million. Mr. Keith, a former non-executive director of Eidos plc was the Managing Director of Opticom ASA during this period and holds approximately 18% of its issued share capital. Mr. Keith took no part in the decision of the Group to acquire shares in Opticom ASA.

(b) Following his resignation as a non-executive director in September 1998, Mr. Keith continued to work for the Group on a consultancy basis until July 2000. No fees have been paid to date but it is anticipated that the annual fees will not exceed (L)30,000. Accordingly an accrual has been made in the 1999 accounts for (L)16,000 relating to the period from September 11, 1998 to March 31, 1999. In addition, Mr. Keith continued to have use of a company car and mobile telephone until July 2000.

(c) During the year, the Group made the following loans to Mr. Cornwall and Mr. Livingstone.

                                  Maximum amount during
                                        the year             At March 31, 1999
                                  ---------------------    ---------------------
                                                (L)'000                  (L)'000
    Mr. Cornwall .............                       21                       21
    Mr. Livingstone ..........                        5                        5


        All loans, which arose as a result of credit card transactions and personal expenditure, were unsecured, interest free and repayable on demand, the balances being regularly cleared during the year. The balances have all been repaid in full.

(d) Jeremy Heath-Smith, a Director of the Group, is a member of the Core Design Pension Fund. The Fund's assets include sole ownership of the premises occupied by Core Design Limited. The rent paid by Core Design Limited to the pension fund is (L)40,000 per annum.

(e) During the year the Group paid (L)6.1 million to its associated companies as royalties and advances on games being developed for the Group. One of the associated companies, Silicon Dreams Studio Limited, is controlled by GW Brown, a former non-executive director of the Group. During the year it was paid (L)2.0 million in royalties and advances.

(f) The Group has a license agreement with Ian Livingstone Limited, a company controlled by the Chairman of the Board of Eidos plc, for the exploitation of his intellectual property rights in "Deathtrap Dungeon" under which the Group is contracted to pay Ian Livingstone Limited a royalty based on net sales. In the period to March 31, 1999, royalties earned amounted to (L)295,276.

(g) During the year, the Group paid (L)2,436,457 to International Sports Management Ltd and Attention to Detail Limited in connection with the development and marketing of certain sports titles. Both companies are controlled by GW Brown, a former non-executive director of Eidos plc. All contracts were agreed and payments made after Mr. Brown resigned as a non-executive director of Eidos plc.

(h) During the year the Group acquired the remaining 25% in its subsidiary, Eidoscope Limited for (L)120,000 from Kuka Ltd., which is controlled by N Davies, who is also a director of Eidoscope Limited.

The Group has taken advantage of the exemption in Financial Reporting Standard No 8 in respect of subsidiaries that are greater than 90% subsidiaries.

All inter-company transactions are required to be on an arm's length basis.

29  Derivatives and other Financial Instruments

Item 11 - "Qualitative and Quantitative Disclosures About Market Risk", provides an explanation of the role that financial instruments have had during the period in creating or changing the risks the Group faces in its activities. The explanation summarizes the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The numerical disclosures in this note deal with financial liabilities as defined by Financial Reporting Standard 13: Derivatives and Other Financial
Instruments: Disclosures (FRS 13). Certain financial assets such as investments in subsidiary, joint and associated undertakings are excluded from the scope of these disclosures.

As permitted by FRS13, short-term debtors and creditors have also been excluded from the disclosure, other than the currency disclosures.

Interest rate risk profile of financial liabilities

The interest rate profile of the Group's financial liabilities at March 31, 2001 was:

                                                                 Floating rate     Floating rate
                                                                   financial         financial
                                                                  liabilities       liabilities         Total             Total
                                                                      2000             2001              2000             2001
                                                                  -------------    -------------     -------------    -------------
                                                                    (L)'000           (L)'000          (L)'000           (L)'000
Currency
Sterling.....................................................            51,971           18,868            51,971           18,868
U.S. dollar..................................................            26,250               --            26,250               --
Euros........................................................             2,395               --             2,395               --
                                                                  -------------    -------------     -------------    -------------
                                                                         80,616           18,868            80,616           18,868
                                                                  =============    =============     =============    =============


There were no fixed rate or non-interest bearing financial liabilities at March 31, 2001. The floating rate financial liabilities all bore interest at rates based on LIBOR.

Currency exposures

The Group's objective in managing the currency exposures is to minimize gains and losses arising in its overseas subsidiaries. The Company provides working capital to its overseas subsidiaries in their functional currencies and hedges its exposure in accordance with Company policy.

The table below shows the Group's currency exposures, i.e. those transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. These exposures were as follows:

                                                       Net foreign currency monetary assets/(liabilities)
                              -----------------------------------------------------------------------------------------------------
                                                              German         French        Singapore      Japanese
                              U.S. dollar       Euros      Deutschmark        Franc         dollar           Yen           Total
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                (L)'000        (L)'000        (L)'000        (L)'000        (L)'000        (L)'000        (L)'000
Functional currency of
  group operation
Sterling..................         49,837         13,843             --             --            363            175         64,218
U.S. Dollar...............             --            122             --             --             --             --            122
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
at March 31, 2001.........         49,837         13,965             --             --            363            175         64,340
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========
at March 31, 2000.........         26,691         (2,181)        13,697          1,962             80           (156)        40,093
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========


On March 31, 2001, forward contacts to protect the profit and loss account against U.S. dollar exchange movements were closed. These forward contracts had been established to minimize exposure arising from U.S. intercompany trading debts and other advances. Further instruments will be acquired as necessary.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at March 31, 2001 were as follows:

                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
In one year or less..........................            80,616           18,868


Borrowing facilities

At March 31, 2001 the Group had drawn down (L)18,500,000 of the term loan facility and an overdraft of (L)368,000. The Group had a multi-currency credit facility with a maximum draw down (available at specified times in the year) of (L)50 million at March 31, 2001. These facilities were secured by a fixed and floating charge over the assets of the Group. The interest rate payable on the loan was between 2.5% and 3.25% above LIBOR (depending on the level of the drawdown).

Subsequent to the year end, the above facility has been varied, as part of the Group's refinancing, to a committed (L)15 million facility (repayable May
2003). The proceeds of the rights issue received in July 2001, were used to repay all outstanding balances under the previous term loan and overdraft facilities.

Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at March 31, 2001.

                                                                              2000                               2001
                                                                 -------------------------------    -------------------------------
                                                                   Book value       Fair value        Book value       Fair value
                                                                  -------------    -------------     -------------    -------------
                                                                    (L)'000           (L)'000          (L)'000           (L)'000
Primary financial instruments held or issued to finance the
  Group's operations
Borrowing falling due after more than one year...............                --               --           (18,500)         (18,500)
Short-term borrowings........................................           (80,616)         (80,616)             (368)            (368)
Financial assets:
Investments..................................................            39,921           80,586             5,103           16,790
Cash.........................................................           103,449          103,449            28,355           28,355


The fair values of listed investments have been determined using published prices at the year end. All other investments have been valued at cost, as this is not significantly different from their fair values.

Gains and losses on hedges

The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on trading balances denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognized in the financial statements until the hedged position matures. There were no unrecognized gains or losses at the year end as all forward currency contracts had been closed.

30 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from U.S. GAAP.

Application of U.S. GAAP as described below has the following effect on the Group's consolidated net income/(loss) and shareholders' equity:

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Net income/(loss) according to the consolidated statements of operations
   (prepared under U.K. GAAP) .................................................           24,250            25,203          (97,329)
Business combinations:
Amortization of goodwill ......................................................           (4,368)             (758)            (333)
In-process research and development ...........................................           (2,368)               --               --
Loss on sale or termination of operations .....................................                              2,007               --
Full consolidation of joint venture company ...................................               --              (129)             108
Stock compensation expense ....................................................             (247)               --
Deferred tax ..................................................................               --            (1,993)              --
Revenue recognition ...........................................................               --              (938)              --
Deferred bank charges .........................................................               --                --            1,250
                                                                                   -------------     -------------    -------------
Net income/(loss) in accordance with U.S. GAAP ................................           17,267            23,392          (96,304)
                                                                                   =============     =============    =============
Earnings/(loss) per share in accordance with U.S. GAAP
Basic .........................................................................            20.2p             24.1p          (92.9)p
Diluted .......................................................................            18.2p             22.1p          (92.9)p


                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Shareholders' equity according to the
  consolidated balance sheet
  (prepared under U.K. GAAP).................           126,419           30,617
Goodwill.....................................            20,746           20,746
Less write off of in process research and
  development................................            (2,368)          (2,368)
Less amortisation of goodwill................           (17,910)         (18,243)
Unrealized appreciation on investments.......            40,665           14,185
Full consolidation of joint venture company..              (129)             (19)
Equity accounting trade investment...........               204              204
Revenue recognition..........................              (938)            (938)
Deferred bank charges........................                --            1,250
Deferred tax.................................           (12,200)          (4,236)
                                                  -------------    -------------
Shareholders' equity in accordance with U.S.
  GAAP.......................................           154,489           41,198
                                                  =============    =============


(1) Business combinations

Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Group's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Group was involved in the development of entertainment software. The Group acquired such businesses for their established names in the entertainment software market, for the experience of their personnel in the development of entertainment game software, and for an aggregate of in excess of 25 games (together with underlying technologies) which were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Group determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditure by the Group. Accordingly, for U.S. GAAP purposes, the Group treated an aggregate of (L)24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: (L)8.2 million, 1997: (L)13.8 million and 1999: (L)2.4 million). The Group has cumulatively recorded (L)67.0 million of goodwill for U.S. GAAP purposes in connection with acquisitions (1996: (L)7.4 million, 1997: (L)11.1 million, 1998: (L)4.0 million, 1999: (L)27.8 million and 2000: (L)16.7 million). The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against reserves, and has no impact upon the Group's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to U.S. GAAP; however there is no charge for in-process research and development. The Group is therefore recording different amounts of capitalized goodwill and amortization under U.K. GAAP than it is under U.S. GAAP. Currently the amortization charge under U.S. GAAP exceeds that under U.K. GAAP because of the amortisation of goodwill relating to companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the in-process research and development charges taken for U.S. GAAP only.

Additionally U.K. GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under U.S. GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognized in periods subsequent to the acquisition, are credited to goodwill for U.S. GAAP purposes and credited to income under U.K. GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

Some of the investments made by the Group during the year ended March 31, 2000 have been reported differently under U.K. and U.S. GAAP because of the respective definitions of a subsidiary, joint venture, associate and trade investment.

In summary, under U.K. GAAP the definitions are broadly based on control (to a certain extent irrespective of actual percentage of shares held). Under U.S. GAAP they are based more on the percentage shareholding with strong evidence required to, for example, not consolidate an entity with a greater than 50% shareholding.

During fiscal 2000, the Group acquired 75% and 25% holdings in Proein SL and Pyro Studios SL, respectively. Because of the nature of the contractual joint control arrangements, these investments have been accounted for as joint ventures under U.K. GAAP. This means they have been accounted for using the equity method (with additional disclosures required under U.K. GAAP). Under U.S. GAAP, Proein SL has been treated as a subsidiary and consolidated. Pyro Studios SL have been accounted for using equity method. These differing accounting treatments do not affect the calculation of goodwill. On a line by line basis the statement of operations and balance sheets under U.K. and U.S. GAAP differ; however, in reconciling net income and shareholders' equity from U.K. to U.S. GAAP there is only one minor difference. This is due to the differing treatment of the provision for profit on unsold inventory. Proein SL is a distributor of entertainment software in Spain; the Group is one of Proein SL's main suppliers. At each period end adjustments have to be made for the Group's profit on inventory as yet unsold by Proein SL. Adjustments are made for both U.K. and U.S. GAAP, however, under the equity method (U.K. GAAP) this adjustment is restricted to the Group's percentage of Proein SL (75%), whereas under full consolidation principles the adjustment is for 100%.

In addition to the aforementioned acquisitions, the Group made a series of investments in Top Cow Productions, Inc. during the years ending March 31, 1999 and 2000 such that the current holding is now 26%. Under U.K. GAAP the investment is not treated as an associate (which would require equity accounted) because, although the Group has a participating interest (defined as over 20%), it does not exercise significant influence over the operating and financial policies of the company. Under U.S. GAAP the investment is accounted for by the equity method, with the resulting goodwill being amortized over three years. Furthermore, under U.S. GAAP, because the original investment took place in the year ended March 31, 1999 (a step acquisition), the equity method of accounting has been applied retrospectively and prior year U.S. GAAP numbers have been restated accordingly.

(2) Equity securities

Under U.K. GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under U.S. GAAP, these securities are marked to market with any unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

In prior years, the Group had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom ASA). This investment was not marked to market at March 31, 1999 because the Board concluded that the price quoted on the Norwegian stock exchange was not representative of fair value. This was because of the stage of development of the company and the size of the holding in relation to normal trading volumes. Accordingly the investment was carried at cost for U.S. accounting purposes.

During March 2000, the Group sold a large proportion of its shareholding (at a significant discount to then quoted market price). The remaining holding is being marked to market under U.S. GAAP since in the present circumstances, the quoted price is considered to be a reasonable reflection of the fair value.

(3) Revenue recognition

Under U.K. GAAP, license income and advance royalties are recognized when contractually due and non-refundable. Under U.S. GAAP SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended March 31, 2000, the Group received non-refundable advance royalties that met the criteria for recognition under U.K. GAAP, but not under U.S. GAAP. Accordingly, under U.S. GAAP these advance royalties have been deferred and will be recognized as royalties are actually earned.

(4) Deferred taxation

Under U.K. GAAP deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallize in the foreseeable future.

Under U.S. GAAP, deferred tax assets and liabilities are recorded for temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the amount, which is more likely than not to be realized.

The tax effects of temporary differences that give rise to deferred taxes are:

                                                   March 31,         March 31,
                                                      2000             2001
                                                  -------------    -------------
                                                    (L)'000           (L)'000
Net operating loss carry forward.............             9,842           26,986
Other timing differences.....................             8,091           20,421
Valuation allowance..........................           (16,665)         (45,979)
                                                  -------------    -------------
Deferred tax asset...........................             1,268            1,428
Unrealized appreciation of investments.......           (12,200)          (4,236)
                                                  -------------    -------------
Net deferred tax asset/(liability) (U.S.
  GAAP)......................................           (10,932)          (2,808)
                                                  =============    =============


As of March 31, 2001, management of the Company has evaluated the positive and negative evidence as required by U.S. GAAP, impacting the realizability of the deferred tax assets. The Group has reviewed the realizability of the deferred tax assets within each tax jurisdiction and accordingly, the deferred tax assets have been partially reserved. Management believes that it is more likely than not that the net deferred tax asset will be realized.

Subsequently, recognized tax benefits relating to the valuation allowance for deferred tax assets as of March 31, 2001 will be allocated as follows:

                                                                      (L)'000
                                                                   -------------
Income tax benefit that would be reported in the Consolidated
  Statement of Income..........................................           38,334
Goodwill and other non-current intangible assets ..............            7,645
                                                                   -------------
                                                                          45,979
                                                                   =============


The net change in the valuation allowance for the year was an increase of
(L)29.314 million (2000: (L)6.183 million).

As of March 31, 2001, the Group had deferred tax assets arising from tax loss carry forwards of (L)26.986 million, of which (L)25.649 million expires between the years 2012 and 2021, (L)696,000 expires in 2006, and (L)641,000 have unlimited carry forward periods.

(5) Deferred Bank Charges

Under the terms of the agreement with the Royal Bank of Scotland, certain fees became payable on the variation of the Group's banking facility which took place after the year end. Since these fees were both known and quantifiable at the year end, they were accrued in full in the year, under U.K. GAAP. Under U.S. GAAP however, any such fees relating to the early extinguishment of debt must be recognised in the period of extinguishment. Consequently, these fees will be expensed during the year to March 31, 2002 under U.S. GAAP.

Consolidated Statements of Cashflow

The consolidated statements of cashflow prepared in accordance with Financial Reporting Standard No. 1 (revised) present substantially the same information as that required under U.S. GAAP. However, under U.S. GAAP the cashflows of one of the joint ventures in Spain (which is consolidated as a subsidiary under U.S. GAAP and equity accounted under U.K. GAAP) should be added. This has the effect of decreasing the net cash outflow by (L)335,000. In addition, under U.S. GAAP, there are certain differences from U.K. GAAP with regard to classification of items within the cashflow statement and with regard to the definition of cash and cash equivalents.

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

Under U.S. GAAP, cash and cash equivalents do not include bank overdrafts, as is the case under U.K. GAAP. Under U.S. GAAP such bank overdrafts are presented within financing activities.

Under U.S. GAAP, capital expenditure and financial investment and acquisitions and disposals are included in investing activities.

Set out below, for illustrative purposes, is a summary consolidated statement of cashflow under U.S. GAAP.

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
                                                                                      (L)'000          (L)'000           (L)'000
Net cash provided by/(used in) operating activities ...........................           25,356           (44,722)         (13,609)
Net cash provided by/(used in) investing activities ...........................          (17,589)           19,144             (873)
Net cash provided by/(used in) financing activities ...........................           (2,456)           80,572           19,390
                                                                                   -------------     -------------    -------------
Net increase/(decrease) in cash and cash equivalents ..........................            5,311            54,994            4,908
                                                                                   =============     =============    =============


Accounting for stock-based compensation

The Group has adopted only the disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, and will continue to recognize stock-based compensation expenses under APB Opinion No. 25. Accounting for Stock Issued to Employees. As required, pro-forma net income/(loss), earnings/(loss) per share and weighted-average grant-date fair value of options granted, based on SFAS 123's fair value methodology are disclosed below. The fair values of options were determined assuming an expected average life of three years (three or four years for the Sharesave Schemes) and risk-free interests ranging from 4.7% to 5.1%. Furthermore, volatility of 75% (2000: 186%,1999:
64%) and dividend yield of nil were assumed. The stock-based compensation expense is recognized over the vesting period which is generally three years.

                                                                                    Year ended        Year ended       Year ended
                                                                                     March 31,        March 31,         March 31,
                                                                                       1999              2000             2001
                                                                                   -------------     -------------    -------------
In thousands, except per share data                                                   (L)'000          (L)'000           (L)'000
Income/(loss) for the period under U.S. GAAP ..................................           17,563            23,392         (96,304)
Adjustment:
Stock-based compensation expense under SFAS 123 ...............................           (2,325)           (2,068)         (1,392)
                                                                                   -------------     -------------    -------------
Pro forma income/(loss) for the period ........................................           15,238            21,324         (97,696)
                                                                                   -------------     -------------    -------------
Pro forma earnings/(loss) per share ...........................................              18p               22p            (94p)
                                                                                   =============     =============    =============

                                                                    Eidos stock
                                                                      option
                                                                      schemes
                                                                   -------------
                                                                        (L)
Weighted-average grant-date fair value of options granted:
Year ended March 31, 1999 .....................................             0.87
Year ended March 31, 2000 .....................................             3.84
Year ended March 31, 2001 .....................................             1.63


31  Companies Act 1985

The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 (United Kingdom) for any of the periods presented. Statutory accounts for the periods ended March 31, 2001, 2000 and 1999 have been filed with the United Kingdom's Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

These consolidated financial statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statement of income and balance sheet items.

32  New accounting standards

New U.S. Accounting Standards and Pronouncements Applicable to the Group

In July 2001 the FASB issued two new statements: SFAS No. 141, "Business Combinations", and Statement no. 142 "Goodwill and Other Intangible Assets". Those Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142. The Company is currently assessing, and has not yet determined the impact, if any, the adoption of the SFAS No. 141 and SFAS No. 142 will have on its U.S. GAAP financial position and or results of operations.

New U.K. Accounting Standards and Pronouncements Applicable to the Group

There were no new U.K. accounting standards applicable to the Group.

ITEM 9 - THE OFFER AND THE LISTING

The Offer and Listing Details

The Ordinary Shares were included on the Unlisted Securities Market of the London Stock Exchange from December 1990 until October 1995 when they were included on the Official List of the London Stock Exchange under the symbol "EID." On December 20, 1996, 3,000,000 Ordinary (10p) Shares were listed on the Nasdaq National Market in the form of American Depositary Shares evidenced by American Depositary Receipts under the symbol "EIDSY." Morgan Guaranty Trust Company of New York is the Depositary and transfer agent for the ADSs.

There was a five-for-one stock split on January 25, 2000. This split affected both Ordinary Shares and ADSs.

A 1 for 3 rights issue was announced on May 31, 2001, which was ratified by shareholders on June 18, 2001 and closed on July 12, 2001.

Figures in this section have not been adjusted for either the five for one stock split or the 1 for 3 rights issue.

The following table sets forth, for the periods indicated, the period high and low middle market quotation for the Ordinary Shares as derived from the London Stock Exchange Daily Official List.

Ordinary Shares Pricing Information

High and Low Trading Prices in Past Five
  Fiscal Years                                        High              Low
                                                  -------------    -------------
Fiscal 1997..................................          (L)10.45          (L)6.10
Fiscal 1998..................................          (L)11.80          (L)4.48
Fiscal 1999..................................          (L)20.35          (L)5.55
Fiscal 2000..................................          (L)63.66         (L)17.38
Fiscal 2001..................................           (L)5.50          (L)1.78
High and Low Trading Prices in Past Eight
  Fiscal Quarters


                                                      High              Low
Fiscal 2000                                       -------------    -------------
Third Quarter................................          (L)63.66         (L)38.25
Fourth Quarter...............................          (L)54.35         (L)25.68

Fiscal 2001
First Quarter................................           (L)5.50          (L)2.60
Second Quarter...............................           (L)5.35          (L)3.39
Third Quarter................................           (L)3.17          (L)1.78
Fourth Quarter...............................           (L)2.93          (L)2.02

Fiscal 2002
First Quarter................................           (L)3.21          (L)1.67
Second Quarter...............................           (L)2.82          (L)1.50


Monthly High and Low Trading Prices in Last
  Six Months                                          High              Low
                                                  -------------    -------------
April 2001...................................           (L)2.92          (L)1.67
May 2001.....................................           (L)3.21          (L)2.72
June 2001....................................           (L)2.89          (L)2.21
July 2001....................................           (L)2.67          (L)2.20
August 2001..................................           (L)2.82          (L)2.53
September 2001...............................           (L)2.72          (L)1.50

American Depositary Shares Pricing Information(1)

High and Low Trading Prices in Past Five
  Fiscal Years                                        High              Low
                                                  -------------    -------------
Fiscal 1997..................................            $16.75           $11.10
Fiscal 1998..................................            $20.00            $7.50
Fiscal 1999..................................            $32.44            $9.25
Fiscal 2000..................................           $102.50           $28.00
Fiscal 2001..................................             $8.31            $2.56


High and Low Trading Prices in Past Eight
  Fiscal Quarters                                     High              Low
                                                  -------------    -------------
Fiscal 2000
Third Quarter................................           $102.50           $62.60
Fourth Quarter...............................            $81.75           $41.60

Fiscal 2001
First Quarter................................             $8.31            $4.00
Second Quarter...............................             $8.00            $5.13
Third Quarter................................             $4.81            $2.56
Fourth Quarter...............................             $4.38            $2.88

Fiscal 2002
First Quarter................................             $4.99            $2.43
Second Quarter...............................             $4.05            $2.20


Monthly High and Low Trading Prices in Last
  Six Months                                          High              Low
                                                  -------------    -------------
April 2001...................................             $4.05            $2.43
May 2001.....................................             $4.99            $3.75
June 2001....................................             $4.30            $3.30
July 2001....................................             $4.05            $3.25
August 2001..................................             $3.95            $3.40
September 2001...............................             $3.86            $2.20

---------------

(1) Each American Depositary Share represents 1 Ordinary Share

On September 30, 2001, there were 127 holders of record of the Company's American Depository Shares and 5,641,362 American Depository Shares were outstanding (equivalent to 5,641,362 Ordinary Shares or approximately 4.1% of the outstanding ordinary shares).

Markets

The Company's ordinary shares trade on the London Stock Exchange and the Company's American Depositary Shares trade on the Nasdaq National Market.

ITEM 10 - ADDITIONAL INFORMATION

Memorandum and Articles of Association

A copy of these items is incorporated in Item 19 as Exhibit 7.

Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group (a) within the two years immediately preceding the date of this document and are or may be material, or (b) contain provisions under which a member of the Group has an obligation or entitlement which is material to the Group at the date of this document:

(a) Proein SL and Pyro Studios SL

In July 1999, the Company acquired an effective 25% of the share capital of Spanish developer Pyro Studios SL and 75% of the share capital of the related Spanish distributor Proein SL for a total consideration of U.S.$23 million, together with an additional U.S.$5 million contingent on the net asset value; this amount was paid in full. The Group has the right to purchase the remaining 25% of Proein SL and an additional 15% to 40% of Pyro Studios SL after three years, depending on various criteria. Under certain circumstances, the Group may ultimately be required to sell its shareholding in Pyro Studios SL.

(b) Elixir Studios Ltd

In August 1999, the Company acquired a 5% stake in the U.K. based games developer, Elixir Studios Ltd, for (L)600,000. The stake confers no specific control over Elixir Studios Ltd. There are no other material terms associated with this acquisition.

(c) Top Cow Productions, Inc.

The Company originally acquired 10% of Top Cow, the U.S. based comic book company, in April 1998. In October 1999, an additional 10% was acquired, the total of which was subsequently diluted to 8% upon the exercise of Top Cow stock options. In October 1999, the Company exercised a warrant to acquire a further 18% of the company for $1.8 million, raising the Company's total shareholding to 26%.

(d) Express.com, Inc.

In November 1999, the Company acquired 19.96% of the issued share capital of Maximum Holdings, Inc., a U.S. Internet company specializing in the interactive video games market. The total consideration of U.S.$55 million was financed from existing cash resources and banking facilities. Maximum Holdings, Inc. subsequently completed a merger with DVD Express, Inc., a web-based retailer of DVD movies and videos in the U.S.. The Company's shareholding in the merged entity, Express.com, Inc., was 10.2%. In November 2000, the Group announced that it had made a full provision against the carrying value of this investment in its books. In March 2001, Express.com, Inc. filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy laws.

(e) Disposal of shareholding in Opticom ASA

In March 2000, the Company announced a disposal of the majority of its shareholding in Opticom ASA to T. J. Fussell, R. N. Keith and Credit Suisse First Boston (International) AG. The disposal was of 1,140,000 of the Company's 1,476,052 shares in Opticom for a total consideration of NOK 1,254 million (approximately (L)94 million).

(f) Vision Park Entertainment A.B.

In October 1996, the Company acquired 46.25% of Innerloop Technologies A.S. ("Innerloop"), a Norwegian based developer. The Company's shareholding was subsequently diluted to 39.54% on the exercise of Innerloop stock options. In September 2000, Innerloop was acquired by Vision Park Entertainment AB (publ.), a Swedish publicly quoted games development company listed on OM Stockholmsborsens O-lista. The Company's holdings in Innerloop were converted into 585,198 Vision Park shares, representing 5.13% of Vision Park's share capital. In November 2000, the Company sold 206,600 shares in Innerloop, leaving it with a holding of 3.32%.

(g) Glassworks Productions Ltd (now called Eidos Post Productions Ltd)

In December 2000, Glassworks Post Productions Ltd (a subsidiary of Das Werk AG, an independent multimedia group) acquired the business and assets of Group member Glassworks Productions Ltd, including various intellectual property rights in certain post production video technology, for a total consideration of (L)700,000. At the same time 47 employees left the Group to work for the purchaser.

(h) Underwriting Agreement

In May 2001, the Company entered into an underwriting agreement with Dresdner Kleinwort Wasserstein under which Dresdner Kleinwort Wasserstein has agreed to procure subscribers for, or failing which itself to subscribe for, New Ordinary Shares not taken up under the Company's 2001 1 for 3 Rights Issue. In consideration of its services under the agreement, Dresdner Kleinwort Wasserstein was paid commissions and fees of (L)1.5 million.

Taxation

The following is a summary of certain U.K. tax consequences generally applicable to the acquisition, ownership and disposition by a beneficial owner of ADSs representing Ordinary Shares and of Ordinary Shares not in ADS form that is resident in the United States and not resident in the United Kingdom (a "U.S. Holder") for the purpose of the current double taxation convention between the United States and the United Kingdom (the "Convention"). It should be noted that on July 24, 2001 representatives of the United Kingdom and United States signed a new Income Tax convention (the "New Treaty"). As of the date hereof, the New Treaty has not yet been ratified by the United States Senate or the Government of the United Kingdom, and there can be no assurance that it will be ratified. Thus, the New Treaty does not currently have the force and effect of Law. However, if the New Treaty is ratified and enters into force, you will no longer be entitled to claim a special foreign tax credit in respect of dividends that is available under the terms of the Current Treaty, except for a limited period of time during which you may elect to apply the entirety of the Current Treaty in preference to the New Treaty. This summary is therefore based on current U.K. tax law as of the date of this document and is therefore subject to any changes to U.K. tax law. Because the following discussion is a general summary that does not purport to address all potential tax consequences for all types of investors. U.S. Holders of ADSs or Ordinary Shares should consult their own tax advisers as to the particular tax consequences to them of acquisition, ownership and disposition of the ADSs or the Ordinary Shares. The following summary of certain U.K. tax considerations does not address the tax consequences to a U.S. Holder (i) who is a resident (or in the case of an individual, ordinarily resident) in the United Kingdom for U.K. tax purposes or (ii) whose holding of Ordinary Shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business activities or, in the case of an individual, performs independent personal services, with a fixed base situated therein.

For the purposes of the Convention, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying Ordinary Shares represented by the ADSs and evidenced by the ADRs. Accordingly, except as noted, the U.K. tax consequences discussed below apply equally to U.S Holders of ADSs and Ordinary Shares.

Taxation of Dividends under U.K. Law and Refunds of Tax Credits

Under the provision of the Convention and current U.K. law, a U.S. holder of ordinary shares of ADSs who is an individual or a corporate portfolio holder (which is broadly defined as a shareholder who holds less than 10% of the voting shares of the Company) is entitled to receive from the U.K. Inland Revenue a refund (the "Tax Treaty Payment") of an amount equal to the tax credit in respect of the dividend to which an individual resident in the U.K. would be entitled minus a withholding tax of 15% of the sum of the cash dividend plus the tax credit (limited to the tax credit). On the basis of an (L)80 dividend (which amount has been selected for illustrative purposes only), the tax credit related to the dividend would be equal to (L)8.89 (10% of the sum of the (L)80 dividend and the (L)8.89 tax credit). A U.S. holder who is an individual or corporate portfolio holder would be entitled to receive a Tax Treaty Payment, calculated by reducing the
(L)8.89 tax credit by withholding tax of 15% of the sum of the (L)80 dividend and the (L)8.89 tax credit. Accordingly, such U.S. holder would not be entitled to receive any Tax Treaty payment. Thus, using the example set out above, an (L)80 dividend will result in the U.S. holder receiving (L)80.

A U.S. holder who is an individual or a corporate portfolio holder who receives the (L)80 dividend in the above example should be considered for U.S. federal income tax purposes to receive a dividend of (L)88.89 ((L)80 dividend plus the (L)8.89 tax credit) and would include that amount in income. Such U.S. holder also should be considered to have paid (L)8.89 of U.K. tax that, subject to the applicable limitations, would be creditable against such U.S. holder's U.S. federal income tax liability.

The aggregate of the dividend paid to a U.S. holder who is an individual or a corporate portfolio holder and the gross tax credit in respect of it will be treated as dividend income for U.S. federal income tax purposes to the extent made from the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any dividend paid in pounds sterling will equal the U.S. dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the U.S. holder, in the case of ordinary shares, or by the Depositary (or its Custodian), in the case of ADSs, regardless of whether converted into U.S. dollars. Foreign currency exchange gain or loss, if any, realized in a subsequent sale or other disposition of pounds will be treated as ordinary income or loss to the U.S. holder.

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

Under regulations effective for payments after December 31, 2000, dividends paid on ordinary shares or ADSs to a U.S. holder or to a non-U.S. holder in the U.S. or through U.S. or U.S.-related persons may be subject to a 31% U.S. backup withholding tax in certain circumstances. In addition, the payment of proceeds of a sale, exchange or redemption of ordinary shares or ADSs to a U.S. holder or non-U.S. holder in the U.S. or through U.S. or U.S.-related persons may be subject to U.S. information reporting requirements and/or backup withholding tax.

U.S. holders can avoid the imposition of backup withholding tax by reporting their taxpayer identification number to their broker or paying agent on U.S. Internal Revenue Service Form W-9. Non-U.S. holders can avoid the imposition of backup withholding tax by providing a duly completed U.S. Internal Revenue Form W-8 BEN to their broker or paying agent. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided that the required returns are filed with U.S. Internal Revenue Service on a timely basis.

U.K. Taxation of Capital Gains

Generally a U.S. holder who is neither resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized or accrued on the sale or other disposal of ordinary shares or ADSs unless, in the year of assessment in which the gain accrues to such holder, that U.S. holder carries on a trade in the U.K. through a branch or agency and the ordinary shares or ADSs are or have been used by, held by, or acquired for use by or for the purpose of such trade, branch or agency. However, a U.K. non-resident and not ordinarily resident U.S. holder who had been resident in the U.K. for at least part of four years and who held ordinary shares or ADSs during that period may, in certain circumstances, become liable to U.K. capital gains tax on his return to the U.K. following a disposal of such ordinary shares or ADSs. Any U.S. holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

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

A U.S. holder of ordinary shares or ADSs will be liable for U.S. federal income tax on gains realized or accrued on the sale or disposal of ordinary shares or ADSs to the same extent as on any other gains from sales of shares. Such gain will be a capital gain if the ordinary shares or ADSs were capital assets in the hands of such U.S. holder.

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

U.K. stamp duty and stamp duty reserve tax

Stamp duty is (subject to exceptions for charities) currently payable at the rate of 1.5% on any instrument transferring ordinary shares to the Custodian of the Depositary, on the value of such ordinary shares where the investment is stampable under paragraph 16 of schedule 13 of the Finance Act 1999 (i.e. conveyance or transfer otherwise than on sale). In accordance with the terms of the Deposit Agreement relating to the ordinary shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of ordinary shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

No U.K. stamp duty will be payable on transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the U.K.. A transfer of an ADS in the U.S. thus will not give rise to U.K. stamp duty provided the instrument of transfer is not brought into the U.K.. A transfer of an ADS in the U.K. may attract stamp duty at a rate of 0.5% of the consideration. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the ordinary shares, including ordinary shares underlying an ADS, may result in a stamp duty liability at the rate of 0.5% of the consideration. There is no charge to ad valorem stamp duty on gifts. On a transfer of ordinary shares from a nominee to the beneficial owner (the nominee having at all times held the ordinary shares on behalf of the transferee) under which no beneficial interest passes and which is neither on sale, nor arises under or following a contract of sale, nor is in contemplation of sale, fixed stamp duty of (L)5 will be payable.

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

Documents on Display

The Company's articles and memorandum of association are available for inspection during normal business hours upon prior written request at the Company's registered office, which is located at

                             Wimbledon Bridge House
                               1, Hartfield Road
                                   Wimbledon
                                London SW19 3RU
                                 United Kingdom

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange, Interest Rate Risk and Financial Instruments

The Group is exposed to certain market risks arising from transactions in the normal course of business and financial instruments used to finance the Group's operations. The main risks arising are foreign currency risk and interest rate risk. The Group's treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies. The treasury function does not operate as a profit center. Treasury activities include the use of spot and forward foreign exchange instruments, currency options and currency swaps. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

Movements in foreign exchange rates, particularly the U.S. dollar and the Euro, can affect the Group's Sterling profit and loss account and balance sheet. The subsidiaries in Japan and Singapore do not impact materially on the results of the Group. The Group's policy is to hedge 50% of the cash in these currencies, which is forecast to be repatriated to the U.K. from France and Germany. The Group hedges only up to three months ahead due to the uncertainty of cashflows beyond that date. This is achieved through forward currency contracts, foreign currency options and currency swaps. At March 31, 2001 no European currency hedges were in place due to the relatively low levels of cash expected in April to June as a result of the seasonality of the business.

During the year the Group's interest rate exposure related to the Group's
(L)50 million committed multi currency facility. The interest rate payable on the borrowings is between 2.5% and 3.25% above LIBOR (depending on the level of drawdown). As discussed previously, subsequent to the year end borrowings under the facility were repaid and the terms amended as part of the Group's refinancing, to a committed (L)15 million facility (repayable May 2003). On the whole the Group's overdraft facilities tend only to be used for a few months of the year and hence interest charges are relatively low.

Interest Rate Sensitivity

The table below provides information about the Group's borrowings (excluding overdrafts) that are sensitive to changes in interest rates. As the borrowings were repaid subsequent to the year end, the instrument has been classified as maturing before March 31, 2002 and the weighted average interest rate is calculated to the date of repayment. The information is presented in sterling, which is the Group's reporting currency and the actual currency of the financial instrument.

At March 31, 2001

                                             Expected to mature before March 31
                                           ----------------------------------------
                                                     2002      Thereafter           Total      Fair Value
                                                  (L)'000         (L)'000         (L)'000         (L)'000
(L)50 million committed multi-currency
  facility (maturity August 2002):
Variable Rate............................       (L)18,500              --       (L)18,500       (L)18,500
Average interest rate....................            7.2%              --            7.2%


Exchange Rate Sensitivity

Forward Exchange Contracts

On March 31, 2001, forward contracts to protect the profit and loss account against U.S. dollar exchange movements were closed. These forward contracts had been established to minimize exposure arising from U.S. intercompany trading debts and other advances. Further instruments will be acquired as necessary.

ITEM 17 - FINANCIAL STATEMENTS

These documents are contained within Item 8.

ITEM 19 - EXHIBITS.

The following documents are filed as part of this annual report:

                                                                            Page
U.K. Press release dated May 31, 2001, containing details of full
year results..........................................................       E-1
U.S. Press release dated May 31, 2001 containing details of full year
results...............................................................       E-2
Press release dated June 7, 2001, re appointment of new finance
director..............................................................       E-3
Press release dated June 18, 2001 re Extraordinary General Meeting....       E-4
Press release dated July 12, 2001 re results of the Equity Issue......       E-5
Press release dated August 24, 2001 - notice of AGM...................       E-6
Eidos Memorandum and Articles of Association incorporating all
amendments up to September 20, 2001...................................       E-7


SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                                      Eidos plc
                                                                   (Registrant)



                                                          /s/ Stuart Cruickshank
                                                             (Finance Director)

Date: October 15, 2001