Form 20-F/A
period 2001-03-31
EIDOS PLC
filed 2001-12-06
CIK 1002717

                                  FORM 20-F/A
                    (See next page for details of amendments)

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

                                 [Eidos graphic]

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

---------------

Note: Omitted items are inapplicable

Changes to the Form 20-F
The only changes from the original Form 20-F filed on October 15, 2001 and this Form 20-F/A are to the ``Report of Independent Auditors'' on page 40. These are minor wording changes which do not change the overall audit opinion.

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

Results of Operations

The following table sets forth the actual selected statements of operations data of the Group as a percentage of turnover for the periods presented:

Consolidated Statements of Operations Data:

                                                                   Year ended       Year ended        Year ended       Year ended
                                                                   March 31,         March 31,        March 31,         March 31,
                                                                  -------------    -------------     -------------    -------------
As a percentage of turnover                                           1999             2000              2001             2001
                                                                  -------------    -------------     -------------    -------------
                                                                                                        Before
                                                                                                     exceptional
                                                                                    (restated)          items
Turnover.....................................................             100.0%           100.0%            100.0%           100.0%
Cost of sales................................................              36.1             45.1              51.0             57.0
                                                                  -------------    -------------     -------------    -------------
Gross profit.................................................              63.9             54.9              49.0             43.0
Operating expenses:
Selling and marketing........................................              16.4             23.8              24.0             26.8
Research and development.....................................              17.5             24.2              26.4             29.6
Goodwill amortization........................................               1.8              5.1               6.8              7.6
Other general and administrative.............................              10.9             14.0              13.7             15.9
                                                                  -------------    -------------     -------------    -------------
Income/(loss) from operations................................              17.3            (12.2)            (21.9)           (36.9)
Income from joint ventures...................................                --              0.3               0.5              0.6
Joint Venture goodwill amortization..........................                --             (1.8)             (3.2)            (3.6)
Income/(loss) from sale of investments or termination of
  operations.................................................                --             41.2                --            (25.3)
Income from investments......................................                --               --               0.1              0.1
Interest expense, net........................................              (0.6)            (2.2)             (1.8)            (2.0)
Provision for income taxes...................................              (6.0)           (12.4)             (0.6)            (0.7)
                                                                  -------------    -------------     -------------    -------------
Net income...................................................              10.7%            12.9%            (26.9%)          (67.8%


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

REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders

Eidos plc

We have audited the accompanying consolidated balance sheets of Eidos plc and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, statements of total recognised gains and losses, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 41 to 76 present fairly, in all material respects, the financial position of Eidos plc and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended March 31, 2001 and stockholders' equity as of March 31, 2001 and 2000, to the extent summarised in Note 30 to the Consolidated Financial Statements.

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

Weighted average number of shares:

                                                                                                                   Year ended March
                                                                           Year ended March    Year ended March          31,
                                                                               31, 1999            31, 2000              2001
                                                                           ----------------    ----------------    ----------------
                                                                           Number of shares    Number of shares    Number of shares
For basic earnings per share...........................................          85,689,145          97,221,713         103,647,327
Conversion of convertible debt.........................................          14,272,090           4,753,655                  --
Exercise of share options..............................................           2,214,045           4,842,924           2,321,389
                                                                           ----------------    ----------------    ----------------
For diluted earnings per share.........................................         102,175,280         106,818,292         105,968,716
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
                                                  =============    =============


As of March 31, 2001, management of the Company has evaluated the positive and negative evidence as required by U.S. GAAP, impacting the realizability of the deferred tax assets. The Group has reviewed the realizability ofSubsequently, recognized tax benefits relating to the valuation allowance for deferred tax assets as of March 31, 2001 will be allocated as follows:

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

                                                 Eidos plc
                                                 (Registrant)

                                                 By:    /s/ Stuart Cruickshank
                                                 -------------------------------
                                                 Name:  Stuart Cruickshank
                                                 Title: (Finance Director)
Date:  October 15, 2001