Form 20-F
period 2002-03-31
EIDOS PLC
filed 2002-09-30
CIK 1002717

FORM 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2002

OR

For the transition period from to TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-28994

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
n/a
(Title of Class)

As of March 31, 2002, there were outstanding 4,397,443 American Depositary Shares and 139,652,515 Ordinary Shares of the Company (including the Ordinary Shares underlying the outstanding American Depositary Receipts).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes               No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17            Item 18

In this document, Eidos plc is referred to as the "Company" and the Company and its consolidated subsidiaries are together referred to as the "Group."

Cautionary Statement With Respect to Forward-Looking Statements

Statements made in this annual report with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); and those factors identified under "Item 3 – Key Information – Risk Factors."

Note: Omitted items are inapplicable

Please Note: Eidos plc changed its year end to June 30 during the year. In the United Kingdom it will file 15 month accounts for the period ended June 30, 2002.

A transitional report on Form 20-F for the three months to June 30, 2002 will also be filed in the United States of America by September 30, 2002.

Back to Contents

PART I

ITEM 3 – KEY INFORMATION

General

Eidos is one of Europe's largest developers and publishers of entertainment software. The Group's primary focus is on the development of its own content through its internal development resources, augmented by relationships with external development studios. The Group has a broad based publishing portfolio built around key franchises such as Tomb Raider, Championship Manager, Soul Reaver and Commandos, and original titles which it believes have franchise potential. Tomb Raider is one of the most successful video game franchises in the world owned by an independent publisher with total sales currently exceeding 28 million units.

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with "Item 5, Operating and Financial Review and Prospects" and the Consolidated Financial Statements and Other Financial Information included in Item 8. The Group prepares its financial statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. These differences have a material effect on net income and shareholders' equity and are described in Note 32 of the Notes to the Consolidated Financial Statements of the Company.

The selected consolidated financial data presented below for the Company in accordance with U.K. GAAP for the years ended March 31, 2000, 2001 and 2002 and at March 31, 2001 and 2002 are derived from the audited Consolidated Financial Statements included elsewhere in this report. The selected consolidated financial data presented below for the Company in accordance with U.K. GAAP for the years ended March 31, 1998 and 1999 and at March 31, 1998, 1999 and 2000 are derived from audited financial statements of the Company not included in this report.

The selected consolidated financial data presented below for the Company in accordance with U.S. GAAP for the years ended March 31, 1998, 1999, 2000, 2001 and 2002 and at March 31, 1998, 1999, 2000, 2001 and 2002 are derived from the Company's audited financial statements, but are unaudited except for the amounts covered by the reconciliation set forth in Note 32 of the Notes to the Consolidated Financial Statements of the Company.

Back to Contents

U.K. GAAP

Consolidated Statement of Operations Data:

	Year ended March 31,
In thousands, except per share data	1998	1999	2000	2001	2002

	£'000	£'000	£'000	£'000	£'000
Turnover(4)	£137,234	£226,284	£194,801	£147,254	£120,280
Cost of sales	47,263	81,628	87,908	81,722	48,680

Gross profit	89,971	144,656	106,893	65,532	71,600
Operating expenses:
Selling and marketing(3)(4)	23,141	36,357	45,307	41,530	20,554
Research and development(3)	28,744	38,421	46,270	42,541	39,386
General and administrative(3)	18,633	30,708	39,204	34,434	27,198

Income/(loss) from operations	19,453	39,170	(23,888)	(52,973)	(15,538)
Income from joint ventures	—	—	532	876	1,446
Joint venture goodwill amortization			(3,475)	(5,192)	(5,192)
Income/(loss) from sale of investments	(1,577)	—	80,236	(36,308)	4,377
Loss from termination of operations	(275)	—	—	—	—
Income from investments	—	—	—	136	152
Interest income/(expense), net	(1,094)	(1,250)	(4,130)	(2,897)	584

Profit/(loss) before income taxes	16,507	37,920	49,275	(96,358)	(14,171)
Provision for income taxes	(5,642)	(13,670)	(24,072)	(971)	—

Net profit/(loss)	£10,865	£24,250	£25,203	£(97,329)	£(14,171)

Earnings/(loss) per share(2)	11.5p	25.5p	23.3p	(84.5p )	(10.7p )
Diluted earnings/(loss) per share(2)	11.0p	22.5p	21.4p	(84.5p )	(10.7p )

Weighted average number of shares used to compute net earnings/(loss) per share(2)	94,182	95,263	108,084	115,224	132,514

Consolidated Balance Sheet Data:

	March 31,	March 31,	March 31,	March 31,	March 31,

In thousands	1998	1999	2000	2001	2002

	£'000	£'000	£'000	£'000	£'000
Working capital(1)	£52,074	£53,574	£54,424	£9,540	£65,639
Goodwill	—	25,939	28,305	13,837	2,552
Total assets	96,717	155,394	268,648	86,254	98,880
Long-term liabilities	29,454	30,813	2,253	2,318	2,999
Shareholders' equity	40,936	66,532	126,419	30,617	73,384

(1)	Working Capital includes stock, debtors and cash at bank less creditors falling due less than one year.

(2)	In accordance with FRS14, all earnings per share figures have been restated for the Rights Issue that occurred during the year to March 31, 2002.

(3)	The figures for research and development, selling and marketing and general and administrative expenses for the periods ended March 31, 1998, 1999, 2000 and 2001 have been reclassified for a change in the classification of certain expenses that occurred in those periods. (see table below for effects of the changes)

(4)	Certain co-operative advertising expenses that were previously charged against Turnover have now been reclassified as an expense within selling and marketing costs and the 2001 comparatives have been reclassified to reflect this. (see table below for the effects of the changes)

Effects of reclassifications

	March 31,	March 31,	March 31,	March 31,	March 31,

	1998	1999	2000	2001	2002

In thousands	£'000	£'000	£'000	£'000	£'000
Turnover	—	—	—	3,761	N/a
Selling and marketing	(556)	(739)	(1,073)	3,033	N/a
Research and development	(1,154)	(1,198)	(903)	138	N/a
General and administrative	1,710	1,937	1,976	590	N/a

Back to Contents

U.S. GAAP

Consolidated Statement of Operations Data:

	Year ended March 31,
In thousands, except per share data	1998	1999	2000	2001	2002

	£'000	£'000	£'000	£'000	£'000
Turnover(4)	£137,234	£226,284	£201,677	£156,871	£134,273
Cost of sales	47,263	81,628	93,310	88,185	57,591

Gross profit	89,971	144,656	108,367	68,686	76,682
Operating expenses:
Selling and marketing(3)(4)	23,142	36,357	46,291	42,750	22,161
Research and development(3)	38,986	40,789	46,270	42,541	39,386
General and administrative(3)	26,693	35,323	44,285	40,617	33,331

Income/(loss) from operations	1,150	32,187	(28,479)	(57,222)	(18,196)
Income/(loss) from sale of investments or termination of operations	(52)	—	82,242	(36,308)	4,173
Losses from interests in associates	118	—	—	—	—
Income from investments	—	—	—	136	148
Interest expense, net	(1,094)	(1,250)	(4,142)	(1,658)	(479)

Income /(loss) before incomes taxes and minority interests	122	30,937	49,621	(95,052)	(14,354)
Provision for income taxes	(5,642)	(13,670)	(26,142)	(1,033)	(149)
Minority interests	—	—	(87)	(219)	(319)

Net income/(loss)	£(5,520)	£17,267	£23,392	£(96,304)	£(14,822)

Earnings/(loss) per share(2)	(5.8p )	18.2p	21.7p	(83.6p )	(11.2p )
Diluted earnings/(loss) per share(2)	(5.8p )	16.3p	19.9p	(83.6p )	(11.2p )

Weighted average number of shares used to compute net earnings/(loss) per share(2)	94,182	95,263	108,084	115,227	132,514

Consolidated Balance Sheet Data:

	March 31,	March 31,	March 31,	March 31,	March 31,

In thousands	1998	1999	2000	2001	2002

	£'000	£'000	£'000	£'000	£'000
Working capital(1)	£54,077	£55,567	£39,122	£9,249	£69,529
Goodwill	7,217	26,733	28,773	13,972	2,552
Total assets	105,937	157,316	312,655	103,914	102,967
Long-term liabilities	29,454	30,813	2,253	3,014	3,490
Shareholders' equity	50,156	68,454	154,489	41,198	73,384

(1)	Working Capital includes stock, debtors and cash at bank less creditors falling due less than one year.

(2)	In accordance with SFAS No. 128, all earnings per share figures have been retrospectively adjusted for the Rights Issue that occurred during the year.

(3)	The figures for research and development, selling and marketing and general and administrative expenses for the periods ended March 31, 1998, 1999, 2000 and 2001 have been reclassified for a change in the classification of certain expenses that occurred in those periods. (see table under the UK GAAP results for the effects of the changes)

(4)	Certain co-operative advertising expenses that were previously charged against Turnover have now been reclassified as an expense within Sales and marketing costs and the 2001 comparatives have been adjusted to reflect this. (see table under the UK GAAP results for the effects of the changes)

Back to Contents

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

Fiscal Year Ended March 31,

Average(1)
1998	1.65
1999	1.65
2000	1.61
2001	1.47
2002	1.43

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

Monthly exchange rates for the previous six months

	High	Low

March 2002	$1.43	$1.41
April 2002	$1.46	$1.43
May 2002	$1.47	$1.45
June 2002	$1.53	$1.46
July 2002	$1.58	$1.53
August 2002	$1.57	$1.52

On August 30, 2002 the Noon Buying Rate was $1.55 for each £1.00.

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

Changing product platforms and formats may lead to consumer uncertainty and reduced demand

The entertainment software market has evolved rapidly in recent years, primarily as a result of significant ongoing technological development. This is particularly true of the market for proprietary video game hardware and software, which has historically operated on a four to six year cycle, and which has recently undergone a major transition with the introduction of next generation consoles such as the Sony PlayStation 2, Microsoft's Xbox and Nintendo's GameCube. The introduction of new technologies and new hardware platforms can create instability in the market for entertainment software as a result of consumer uncertainty and fluctuations in demand for software for both old and new hardware systems. This in turn may lead to a deterioration in competitiveness and consequential losses.

As more technological advances are made, the Group will have to plan its development activities to ensure that it has what it believes to be an appropriate mix of software available to publish as further new hardware platforms or technologies come to market. In order to do this the Group must predict certain key factors over which it exercises little or no control, such as the timing of the launch of new consoles and technologies, the pricing models which the new hardware and

Back to Contents

software markets will sustain and the levels of market share and penetration which may be achieved. If these projections prove to be inaccurate, the Group might not realize the full potential of its product development program and may fail to recoup its investment in new product development.

The predicted levels of market growth associated with the successful introduction of new hardware platforms may not be achieved

All of the current range of next generation consoles have now been launched in all of the major commercial markets in which the Group operates. Many commentators continue to forecast a period of significant growth for the industry as these new hardware platforms achieve mass-market penetration. There remains however some uncertainty as to what degree these platforms will achieve the forecast levels of sales penetration either collectively or individually. The Group has invested considerable sums in developing games for these new platforms and the financial performance of the Group may be adversely affected if these platforms do not achieve the degrees of market acceptance that the Group has forecast. In addition, the Group has also entered into arrangements with The Sony Computer Entertainment Company under which certain titles based on the Group's Tomb Raider franchise, will be exclusive to PlayStation 2 on the videogame console format. There is no guarantee that this hardware platform will achieve the sales penetration that the Group has forecast and consequently the Group's ability to meet its revenue and profitability forecasts for this title and as a whole, may be adversely affected.

New product releases may fail to achieve market acceptance

A key aspect of the Group's strategy is to focus on a relatively small number of high quality entertainment software products based around a number of existing internally generated franchise properties and the development of new properties with franchise potential. Due to this dependence on a limited number of products, the Group may be adversely affected if one or more principal entertainment software products fail to achieve anticipated results. Furthermore, whilst the focus on franchise properties, if successful, results in extending product life cycles, there can be no assurance that the Group's existing franchise titles can continue to be exploited as successfully as in the past. In addition, new products that the Group believes will have potential value as franchise properties may not achieve market acceptance and therefore may not be a basis for future releases.

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

If the Group is unable to develop and publish titles that are capable of achieving market acceptance then it may continue to report operating losses and it's prospects for future growth may be limited.

Product release dates are frequently difficult to predict

The Group's success depends on the timely introduction of new products to replace declining revenues from older products. The bulk of revenues generated from entertainment software products are generally realized in the first few months following release. Consequently because of the boost to revenues typically associated with the initial shipments of a new product, delaying

Back to Contents

a product introduction beyond the end of a financial reporting period may materially adversely affect operating results for that period.

The process of developing entertainment software products such as those offered by the Group is complex and is becoming more so as new hardware platforms and technologies are introduced. In the past, the Group has experienced significant delays in the introduction of certain new products. Whilst every effort has been made by the Group to minimize delays in intended release dates and progress achieved, there remains a risk that such delays will occur again in the future and that this might have an adverse impact on the Group's financial results.

Financial forecasting is difficult

There is a high degree of inherent uncertainty in certain key factors in the forecasting process. These include but are not limited to, the degree to which consumers will accept both new hardware platforms and the Group's own new software releases, the timing of new software releases and the general economic conditions in the major markets in which the Group operates. As a consequence financial forecasting is difficult and there is a risk that the Group may fail to meet its financial forecasts for any given reporting period. There is also a risk that the Group may fail to accurately estimate its working capital requirements.

The Group's business is highly seasonal

The market for entertainment software is highly seasonal and historically the Group has earned a significant proportion of its annual revenues and profits in the quarter to December 31. Due to the seasonal nature of the demand for entertainment software any slippage in new product release dates may mean that titles fail to reach their revenue and profitability forecasts and that the Group's reported results as a whole, may be adversely affected. The Group recently announced that it was changing it's year end to June 30 and that in future, it would no longer report it's quarterly results, only those at the half year and the year-end. Failure to meet new product release dates may also mean that the Group falls short of analyst's expectations for these reporting periods.

The seasonal nature of the entertainment software industry and the Group's release schedule, together with the terms on which the Group carries on its business, gives rise at certain times to a pronounced working capital requirement. If the Group does not have access to sufficient working capital during such periods, it may not be able to take full advantage of the commercial opportunities available to it.

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

Unexpected levels of returns may be experienced

The Group accepts returns and provides markdowns or other credits in the event that a retailer holds excess inventory of the Group's entertainment software products. When entertainment software is dispatched into the retail channel, the Group establishes reserves, which estimate future potential returns, based on historical return rates, seasonality of sales, retailer and distributor inventories and other factors. Although the Group believes that it maintains adequate reserves, there can be no assurance that actual returns or price reductions will not exceed such reserves, particularly where entertainment software products fail to achieve widespread market acceptance.

Back to Contents

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

Complex entertainment software products may contain undetected errors

Entertainment software products as complex as those offered by the Group may contain undetected errors when first introduced or when new versions are released. The Group has in the past discovered errors in certain of its product offerings after their introduction and has experienced delays or lost revenues during the period required to correct those errors. In particular, the PC hardware environment is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult. The Group has experienced delays and significant technical support expenses in the past. There can be no assurance that, despite testing by the Group, programming or compatibility errors will not be found in new products or releases after commencement of commercial shipments. Any such errors could result in the loss of, or delay in, achieving market acceptance, which could have a material adverse effect on the Group's business, results of operations and financial condition.

The effect of on-line gaming on the entertainment software business is difficult to predict

The Group has adopted a cautious approach to on-line gaming. It does not currently derive any material revenue streams from on-line gaming and it has taken a selective approach to investing in the development of the software and infrastructure required to support on-line gaming. The Group believes that the market for on-line gaming is not sufficiently mature or predictable enough to warrant more significant levels of investment at this time. It is not clear what effect any increase in the demand for on-line gaming will have on the demand for the conventionally packaged software that the Group currently sells through its existing retail channels.

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

The Group relies on hardware manufacturers that are also the Group's competitors

The Group publishes products subject to master license agreements with console manufacturers including Sony, Nintendo and Microsoft. Pursuant to these agreements the Group is permitted to use the proprietary information of the manufacturers in connection with the development of products for their platforms.

Back to Contents

Although the Group has successfully negotiated agreements for the publication of its products in the past, there can be no assurance that it will be able to obtain publishing rights for all of its products in the future.

Prior to release for manufacturing, the hardware manufacturer has the right to review, evaluate and approve, under standards established by it, each title for its proprietary platform and the right to inspect and evaluate all promotional materials in connection with such title. The inability of the Group to obtain timely approvals or the rejection by the hardware manufacturer of titles or related promotional materials could materially adversely affect its future results of operations or result in variations in operating results if a product scheduled for release in any quarter is delayed.

Changes in international regulatory regimes may restrict the Group's operations

Recent developments in the U.S. and elsewhere have led the authorities to consider introducing tighter legislation against so-called ''violent videos''. Any such regulations could have an impact on the Group, in common with other publishers of video games, which is difficult to measure accurately.

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

The results of the Group's international operations are subject to currency fluctuations

Currently, the Group's products and services are marketed in over 35 countries, covering primarily Europe and the U.S. Sales of the Group's products in such markets are subject to risks inherent in international business activities, including general economic conditions in each country, overlap of differing tax structures, management of an organization spread over various jurisdictions, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations and varying accounts receivable cycles.

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

World events

Events such as the terrorist attacks of September 11, 2001 may trigger un-foreseen economic conditions and cause the demand for computer entertainment software to fluctuate in an un-predictable manner.

Back to Contents

ITEM 4 – INFORMATION ON THE GROUP

History and development of the Group

The legal and commercial name of the Company, which was incorporated on May 14, 1990 under the laws of England and Wales, is Eidos plc. The Company's Ordinary Shares are traded on the London Stock Exchange and American Depositary Shares (each representing one ordinary share) are traded on the Nasdaq National Market.

The Company's registered office is located at Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU, United Kingdom and its main telephone number + (0) 44 208 636 3000.

The Group develops and publishes advanced entertainment software products. The Group was formed in May 1990 to develop video editing systems and subsequently expanded its activities to include developing proprietary, software- based video compression technology to be used in CD-ROM and video telephony applications. Sales of video compression products were not significant, and the Company broadened its strategic focus to include developing and publishing entertainment software. To implement this strategy, the Group effected a number of acquisitions which resulted in a substantial expansion of the Group's operations. In October 1995, the Group acquired three entertainment software companies (Domark Group Limited, Simis Limited and The Big Red Software Company Limited) for aggregate consideration, including costs, of £13.8 million. In April 1996, the Group acquired CentreGold plc, an entertainment software company, for consideration, including costs, of £17.6 million. The consideration for each of these acquisitions consisted primarily of newly issued Eidos shares. As contemplated at the time of the CentreGold acquisition, in June 1996 the Company disposed of CentreSoft Limited and PDQ Limited, the distribution arms of CentreGold, for £7.5 million in cash, the net book value of such companies at the date of acquisition by the Group. Subsequently CentreSoft Limited was acquired by Activision, Inc. resulting in an additional £0.5 million deferred consideration recognized in fiscal 1999.

In November 1998 the Group acquired Crystal Dynamics, Inc. for $49.1 million including costs. During the year ended March 31, 2000, the Group acquired 75% and 25% holdings in Proein SL and Pyro Studios SL, respectively. During the same year the Group licensed certain of its video compression technologies to Forbidden Technologies plc, a company formed by one of the Group's original founders. The Group divested itself of its remaining non core activities during the year ended March 31, 2001 to concentrate on developing and publishing high quality entertainment software.

The Group's future success is dependant upon its ability to develop and publish new entertainment software titles that are capable of achieving widespread market acceptance and driving sustainable growth in revenues and operating profits. The Group currently derives a significant proportion of its revenues from the market for videogames. This market has been through a period of transition during the past 18 months as consumers waited for the next generation of videogame consoles to be released into the market. In common with many other publishers of entertainment software the Group experienced fluctuating and un-predictable levels of demand for its titles during this period, which contributed significantly to it's poor operating results during the years ended March 31, 2000 and 2001.

In July 2001 the Group successfully completed a 1 for 3 Rights Issue raising £51.6 million, net of costs. All of the next generation of videogame consoles had been launched by March 31, 2002.

Acquisitions, investments and disposals in the last three fiscal years

Express.com, Inc.

On November 11, 1999, the Group acquired 19.96% of Maximum Holdings, Inc. an internet company for $55 million. Following the acquisition, Maximum Holdings, Inc. merged with another internet company, DVD Express, Inc. and changed its name to Express.com, Inc. This

Back to Contents

diluted the Group's holding to 12.6%. Express.com experienced significant financial difficulties during the year ended March 31, 2001, and on March 7, 2001, Express.com filed for federal bankruptcy protection under Chapter 11 of the U.S. bankruptcy code. The investment of $55 million was written off in the year ended March 31, 2001.

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

Within the Group accounts, this investment was carried at nil. In November 2000, the Group sold 206,000 shares in Vision Park Entertainment AB (publ.) for £519,000. The Group sold it's remaining shares in October 2001 for £122,900.

Opticom

In 1998, the Group made a series of investments in Opticom for a total of £11.2 million. Opticom is a Norwegian based company listed on the Norwegian stock exchange and is a leader in the research and development of polymer based storage and processing devices and has significant interests in internet technologies. In March 2000, the Group sold the majority of its holding in Opticom for £91.5 million, excluding costs. The Group sold its remaining stake in the company in a series of open-market transactions during November and December 2001, for net proceeds of £11.0 million.

Proein SL

In July 1999, the Group acquired 75% of Proein SL, a Spanish distributor and an effective holding of 25% in the related games developer, Pyro Studios SL for $28 million. Both acquisitions are being accounted for as joint ventures because of the joint control arrangements, and are being proportionally consolidated.

Ion Storm Inc

In June 2001, the Group took its holding in Ion Storm LP to 89.6% of the issued partnership units for a nominal sum. The 89.6% holding has been built up over a series of step acquisitions for which the fair value of the total consideration was $536.

Business Overview

The Group is one of Europe's largest independent developers and publishers of entertainment software. The Group's publishing activities date from 1995 when it acquired the Domark Group Ltd with the Championship Manager franchise. The following year it acquired the CentreGold Group plc, which included Core Design Limited, the developer of the Tomb Raider franchise.

Tomb Raider is one of the most successful entertainment software franchises in the world owned by an independent publisher. With five iterations to date, total unit sales currently exceed 28 million. In addition to Tomb Raider, the Group has developed a broadly based publishing portfolio which includes a number of other franchise titles such as Championship Manager, Soul Reaver, Commandos, Deus Ex, TimeSplitters and Hitman.

The Group's market share amongst all independent publishers in the calendar year 2001, based on independent data supplied by ChartTrack in the U.K., GfK in France and Media Control in Germany, was 6 per cent. in the U.K., 7 per cent. in Germany and 5 per cent. in France. This gave the Group the No.3 position in the U.K., the No.4 position in Germany and the No.5 position in France. In the U.S., based on independent data provided by NPD, the Group's market penetration

Back to Contents

in the calendar year 2001 was 1.1 per cent., giving it a No.20 position; in relation to PlayStation and PlayStation 2 sales, the market penetration was 2.5 per cent. giving it a No.10 position.

The Group's core activity of publishing entertainment software has become increasingly orientated towards the creation and development of its own content. Historically, the particular publishing strengths of the Group have been in the action adventure, strategy and sports management genres and the Directors expect this will continue to be the case in the short to medium-term based on the titles currently in development. In the past the Group has taken a selective approach to sports action titles and the Directors also expect this to continue.

The Directors have promoted a ''developer friendly'' culture within the business and currently the Group has over 300 development staff working within 13 teams in 4 studios, which are wholly-owned or partly-owned. This resource is augmented by an external development programme. Of total sales of £120.3 million in the year ended March 31, 2002, 60 per cent. was derived from internally-generated product.

The Group has focused on becoming a pure development and publishing house. Unlike a number of other independent entertainment software publishers, the Group does not seek to own its channel to market since the Directors consider this to be a low margin activity. The Group maintains close contact with the retail channel. In Europe the Group has direct relationships with over 500 retailers operating approximately 17,000 outlets in three countries and in the U.S. with 50 retailers and distributors with approximately 10,600 outlets. Distribution to the retail channel is primarily undertaken through fulfillment houses.

The Group sells its products mainly in the United States and Europe. See Item 8, Note 3 for a full breakdown of revenues and profits by activity and geographic market for the last 3 fiscal years. The Group's sales are highly seasonal with most of the revenue being earned in the quarter ended December 31, due to an increase in sales in the lead-up to year end holiday buying season. See ''Item 3 – Risk Factors – The Group's Business is Highly Seasonal''.

The Group markets its products by targeting the retail and end-user customers through a marketing strategy, which includes retail promotions, public relations campaigns, consumer advertising, web-based marketing and direct marketing.

Retail promotions include sending product information to major industry buyers and selected retail store managers. The mailings include game descriptions, preliminary pricing information, ordering information, product merchandise and available press coverage. The Group also carries out ''co-operative'' marketing campaigns with major retailers to improve store presence and participate in the retailer's own advertising. Public relations campaigns include personal visits to magazine publishers, trade show appearances, and weekly and monthly mailings to the video game press, on-line publications, lifestyle and sports press, national dailies and broadcast media. Consumer Advertising generally begins two to three months prior to launch of a product. The advertising may include: print, television, radio, outdoor, on-line advertising, cinema advertising, direct mail, co-marketing ventures and creative packaging. In-store promotions may include videos, window displays, product signage and/or product demonstrations. Current Web exposure is focused on bringing the Group closer to its customers by the provision of technical support on its web-site and by providing demos and samples to stimulate interest in products. In relation to direct marketing, the Group holds a considerable database of customers built from the return of warranty cards. The database is used for profiling exercises and segmented direct marketing campaigns. Campaigns are extended via physical mailings and, wherever possible, electronic mailing. The Group also participates in direct marketing activities using databases built by retailers' loyalty schemes.

Back to Contents

Organizational Structure

The Company is the holding company of the Group. The Company has the following principal subsidiaries and joint ventures:

Name	Date of incorporation	% of share capital held as at August 31, 2002
Nature of Business

Principal Subsidiaries of the Company
Eidos Interactive Limited	03/24/84	100		Developer and publisher of entertainment software
Core Design Limited	05/13/88	100	(1)	Developer of entertainment software
Eidos Interactive, Inc.	08/15/92	100	(1)	Developer and publisher of entertainment software
Crystal Dynamics, Inc.	07/08/92	100	(1)	Developer of entertainment software
Eidos Interactive France SARL	12/10/85	100	(1)	Publisher of entertainment software
Eidos Interactive (Deutschland) GmbH	02/08/96	100	(1)	Publisher of entertainment software
Eidos Interactive KK	07/30/98	100		Publisher of entertainment software
Eidos Interactive Pte Limited	11/17/98	100		Publisher of entertainment software
Ion Storm LLP	12/3/96	89	(1)(2)	Developer of entertainment software

Joint Ventures
Proein SL	08/12/76	75	(1)	Publisher of entertainment software
Pyro Studios SL	03/11/97	25	(1)	Developer of entertainment software

With the exception of the companies marked(1), the share capital of the above companies is held directly by the Company. In the case of Ion Storm(2), the holding is in the form of partnership units rather than Ordinary Shares.

The registered office of Eidos Interactive Limited is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU, United Kingdom. The registered office of Core Design Limited is 2 Roundhouse Road, Pride Park, Derby DE24 8JE, United Kingdom. The registered office of Eidos Interactive, Inc. is 651 Brannan Street, 4th Floor, San Francisco, California 94107, United States of America. The registered office of Crystal Dynamics is 2468 Embarcadero Way, Palo Alto, California 94025-3691, United States of America. The registered office of Eidos Interactive France SARL is 8th Floor, 6 Boulevard du General Leclerc, 92115 Clichy, France. The registered office of Eidos Interactive (Deutschland) GmbH is Grosse Elbstrasse 145d, 22767, Hamburg, Germany. The registered office of Eidos Interactive KK is Etsuzan LK Building 4F, 1-10-4, Hiroo, Shibuya-Ku, Tokyo 150-0012, Japan. The registered office of Eidos Interactive Pte Limited is 15b Circular Road, Singapore 049371. The registered office of Ion Storm LLP is CT Corporation System, 350 North St Paul Street, Dallas, Texas, TX 75021 United States of America. The registered office of Proein SL and Pyro Studios SL is Euromor Building, Avenida de Burgos 16-D, Madrid, Spain

Eidos Interactive, Inc., Crystal Dynamics, Inc., and Ion Storm LLP are incorporated and operate in the United States. Eidos Interactive France SARL, is incorporated, and operates in France. Eidos

Back to Contents

Interactive (Deutschland) GmbH, is incorporated, and operates in Germany. Eidos Interactive KK is incorporated and operates in Japan. Eidos Interactive Pte Limited is incorporated and operates in Singapore. Proein SL and Pyro Studios SL are incorporated, registered and operate in Spain. All the other companies listed are incorporated and operate in England and Wales.

Property, Plant and Equipment

The Group maintains an aggregate of approximately 128,352 square feet of office and commercial studio space in London and Derby, England; in Hamburg, Germany; in Paris, France; in San Francisco and Palo Alto, California, and Austin, Texas, U.S.; in Tokyo, Japan and in Singapore.

Details of the principal establishments of the Group are as follows:

Property	Tenure	Description	Approximate Area Occupied (square feet)

Eidos plc Eidos Interactive Limited Part 2nd Floor Wimbledon Bridge House Hartfield Road London SW19 3RU	Leasehold 10 years from November 22, 1996	Office	19,000
Core Design Limited 2 Roundhouse Road Pride Park Derby DE24 8JE	Leasehold 15 years from October 15, 1999	Office	12,320
Eidos Interactive, Inc. 651 Brannan Street 4th Floor, San Francisco California 94107	Leasehold 5 years from May 12, 2002	Office	15,000
Crystal Dynamics, Inc. 64 Willow Place Menlo Park California 94025-3691	Leasehold from January 1, 1999 to March 31, 2007	Office	26,788
Eidos Interactive France SARL 8th Floor 6 Boulevard du General Leclerc Clichy	Leasehold 9 years from September 21, 1994	Office	3,422
Eidos Interactive (Deutschland) GmbH 145d Grosse Elbstrasse, 22767 Hamburg	Leasehold 3 years from October 15, 1999	Office	10,764
Eidos Interactive KK Etsuzan LK Building 4F, 1-10-4, Hiroo, Shibuya-Ku, Tokyo 150-0012, Japan	Leasehold 2 years from June 25, 2002	Office	2,337
Eidos Interactive Pte Limited 15b Circular Road Singapore 049371	Leasehold 2 years from June 15, 2002	Office	1,024
Ion Storm LLP 8303 Mopac, Austin, Texas	Leasehold 4 years from October 30, 2000	Office	19,915
Pyro Studios SL 1st Floor, Avenida de Burgos 16-D, Madrid	Leasehold 5 years from August 19, 1998	Office	8,073
Proein SL 3rd Floor, Avenida de Burgos 16-D, Madrid	Leasehold 5 years from May 30, 2001	Office	4,036
Proein SL Poligono Casablanca-2, Doctor Severo Ochoa, 37-Alcobendas, Madrid	Owned	Warehouse	5,673

The principal place of business of each of the above companies is the first relevant address shown above.

Back to Contents

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Group should be read in conjunction with the Group's Consolidated Financial Statements and Notes included elsewhere in this report. The following discussion contains forward-looking statements that involve risks and uncertainties. See ''Cautionary Statement with Respect to Forward-Looking Statements'' at the beginning of this report.

Overview

The Group's future success is dependent upon it developing and publishing additional entertainment software titles and such titles achieving significant market acceptance. The Group maintains its accounting records and reports its results in pounds sterling in accordance with U.K. GAAP. There are material differences between U.K. GAAP and U.S. GAAP (these are discussed in Note 32 of the Consolidated Financial Statements).

Following a protracted transitional phase in the video game industry, all of the next generation consoles have now been launched in the major commercial markets in which the Group operates. Based on the reported increases in the installed bases of the next generation systems and on independent projections of future installed base numbers, the prospects for growth in the entertainment software market are believed to be strong.

Due to the slippage of a small number of titles and to the relative underperformance of certain other titles released in the year, turnover for the year ended March 31, 2002 is down on the prior year. Gross margins have however improved significantly over the same period and the Group has reduced its fixed cost base. These factors combined with exceptional income on the sale of an investment during the period (see Exceptional Items below) meant that the Group was able to reduce its net loss from £97.3 million in the prior year to £14.2 million in the current year.

The Group has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) market acceptance of the Group's products; (iii) delays in product completion; (iv) higher than expected product returns; (v) projected and actual changes in platforms; (vi) changes in pricing policies by the Group and its competitors; (vii) costs associated with the write-off of discontinued development projects; (viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; and (ix) the size and rate of growth of the consumer software market. In response to competitive pressures, the Group may take certain pricing or marketing actions that could materially adversely affect the Group's business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly, the Group operates with little backlog. The Group's expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet the Group's sales expectations. Furthermore, the entertainment software business is highly seasonal. Net revenues are typically significantly higher during the fourth calendar quarter, due primarily to the increased demand for entertainment software products during the year-end holiday buying season. Net revenues in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

The Group has historically recorded a significant proportion of its costs in pounds sterling. In the year ended March 31, 2002, 48% of the Groups total costs (excluding goodwill) were in sterling and 52% were paid in currencies other than sterling. This represents a 5% increase in the level of the Group's non-sterling expenditure over the year. As in previous years, a higher proportion of turnover, 68%, is denominated in non-sterling currencies, primarily Euros and U.S. dollars. These increases underline the level of savings which have been achieved in sterling denominated operating expenses over the period. In addition the increasing exposure to trade in non sterling currencies reflects the Group's on going commitment to building its overseas operations and in particular, its increasing level of investment in its wholly and partially owned development

Back to Contents

studios, the majority of which are based outside of the UK. The Group reports its results in sterling; as a result, changes in the value of the pound sterling in relation to other currencies will affect the Group's turnover and operating margins. The impact of future exchange rate fluctuations between the pound sterling and other currencies on the Group's turnover and operating margins cannot be accurately predicted. Over the past several years, the Group has taken steps to reduce its exposure to currency fluctuation through foreign exchange management aimed at protecting margins and fixing future pound sterling cash flows. In particular, the Group has adopted a policy of hedging against the devaluation of a portion of its short-term foreign currency cash flows using forward contracts and currency swaps issued by the Company's bankers. At March 31, 2002, unhedged currency net assets totaled £11.7 million (predominantly U.S. dollars and Euros), and there were no open derivative positions as at this date.

Exceptional Items

Under U.K. GAAP, the Group has disclosed its net profit on the disposal of certain investments during the year ended March 31, 2002 as an ''exceptional,'' item for the period. Details of these disposals are explained below and in Note 13 to the Consolidated Financial Statements. During the year ended March 31, 2001 the Group presented an alternative profit and loss account format to show the effect of a number of unrelated exceptional charges. The exceptional items disclosed in both years do not meet the definition of ''Extraordinary items'' under U.S. GAAP. Any commentary in this document relating to ''exceptional items'' should therefore be read for U.S. GAAP purposes as an ''unusual item.''

Year ended March 31, 2002

Exceptional income on sale of investments

The Group disposed of its remaining shareholding in Opticom during the year ended March 31, 2002 realising net proceeds of £11.0 million and a net profit of £8.5 million. This profit was partially off-set by write downs and losses on other disposals of £4.1 million, which occurred following a review of the Group's other investments in the period.

Year ended March 31, 2001

Additional returns provisions for products released in prior fiscal year

During the six months ended September 30, 2000, trading conditions for the Group continued to be difficult as the uncertainty persisted surrounding the release of new hardware platforms. Although sales of product launched in the half year were in line with expectations, the sell through during the period of titles released in the previous fiscal year was significantly lower than had previously been anticipated. Consequently, the provisions made at the end of the previous fiscal year against stock then in the retail channel proved to be inadequate and a further £16.9 million exceptional charge to turnover and profit was made.

Write down of investment in Express.com

In November 1999, the Company acquired an interest in Express.com (''Express'') an internet company, for $55 million. During fiscal 2001, it became clear that Express was experiencing severe commercial difficulties in common with many other internet companies and the Group consequently decided to make full provision against the carrying value of the investment during the year. In March 2001, Express filed for federal bankruptcy protection under Chapter 11 of the U.S. bankruptcy code.

Legal and professional fees in relation to aborted takeover talks

During the period £0.9 million legal and professional fees were incurred in respect of bid talks, previously disclosed in the 6-k filing for the quarterly period ended September 30, 2000.

Unless otherwise indicated, all financial results and analyses in this document refer to the Group's U.K. GAAP financial statements.

Back to Contents

Results of Operations

The following table sets forth the actual selected statements of operations data of the Group as a percentage of turnover for the periods presented:

Consolidated Statements of Operations Data:

	Year ended March 31,	Year ended March 31,	Year ended March 31,	Year ended March 31,

As a percentage of turnover	2000	2001	2001	2002

		Before exceptional items	After exceptional items
Turnover	100.0%	100.0%	100.0%	100.0%
Cost of sales	45.1%	49.8%	55.5%	40.5%

Gross profit	54.9%	50.2%	44.5%	59.5%
Operating expenses:
Selling and marketing	23.3%	25.3%	28.2%	17.1%
Research and development	23.8%	25.9%	28.9%	32.7%
Goodwill amortization	5.1%	6.6%	7.4%	5.7%
Other general and administrative	14.9%	13.8%	16.0%	16.9%

Income/(loss) from operations	(12.2%)	(21.4%)	(36.0%)	(12.9%)
Income from joint ventures	0.3%	0.5%	0.6%	1.2%
Joint Venture goodwill amortization	(1.8%)	(3.2%)	(3.5%)	(4.3%)
Income/(loss) from sale of investments or termination of operations and write down of investments	41.2%	—	(24.7%)	3.6%
Income from investments	—	0.1%	0.1%	0.1%
Interest expense, net	(2.2%)	(1.7%)	(2.0%)	0.5%
Provision for income taxes	(12.4%)	(0.6%)	(0.6%)	—

Net income	12.9%	(26.3%)	(66.1%)	(11.8%)

Year ended March 31, 2002 compared to the year ended March 31, 2001

Revenue: Turnover for the twelve months ended March 31, 2002 decreased 26.7% from £164.2 million (pre exceptional charges) to £120.3 million.

In the twelve months ended March 31, 2002 we shipped twenty new titles (2001: twenty), including eleven for PlayStation 2 and two for Xbox. A number of key franchise titles such as Blood Omen 2, Soul Reaver 2, and the PC CD versions of Commandos 2 and Championship Manager Season 01/02, all sold in excess of 350,000 units during the period. Championship Manager Season 01/02 became the UK's fastest selling PC CD title of all time when it launched in October 2001, whilst Blood Omen 2 was a top five title on both PlayStation 2 and Xbox, when it shipped in the USA at the end of March 2002. Whilst we were broadly satisfied with the performance of these particular titles the balance of our portfolio of new releases did not meet expectations. Catalogue sales of earlier versions of franchise titles such as Tomb Raider and TimeSplitters remained strong in the period.

Gross Margin and Cost of Sales: The gross margin for the year ended March 31, 2002 was 59.5% compared to 50.2% (pre exceptional charges) for the corresponding period last year. Improved controls over channel and inventory exposures contributed to the increase in margins in the period, whilst royalty costs were also greatly reduced. This was partly as a result of the shift towards internally developed titles and the reduced reliance on licensed titles during the period. Gross margins are forecast to fall slightly in the coming year as a result of a shift in the sales mix

Back to Contents

towards console titles, however they are nevertheless expected to remain significantly ahead of the levels reported in the year ended March 31, 2001.

Operating expenses before goodwill fell by 24.8% to £80.2 million for the year ended March 31, 2002, compared to £106.7 million for the same period last year (pre exceptional charges). Whilst improved controls over variable marketing expenses have contributed to this decrease, the majority of the savings have come from sustained downward pressure on the Group's fixed cost base. Overall fixed costs excluding goodwill and exceptionals were reduced by 28.7% in the year ended March 31, 2002 from £46.6 million to £33.2 million, on a like for like basis. Over a two-year period the Group has now exceeded its target for reducing the level of fixed costs, by achieving on-going savings of £22.7 million, on this basis. It is the Group's intention to actively manage its fixed costs at this lower level, after adjusting for one off costs and any effects of the change in year end.

Selling and Marketing: Improved controls over variable advertising costs were introduced into the Group's publishing businesses during the period, with the aim of targeting annual expenditure more effectively. Advertising costs in the twelve months ended 31 March 2002 were £12.3 million (10.3% of turnover) compared to £23.1 million (14.1% of pre exceptional turnover) for the same period last year. During the period retail co-operative advertising expenses of £1.9 million incurred in the USA were reclassified from turnover to advertising costs (2001: £3.8 million). This treatment more accurately reflects the nature of the expenditure and allows closer monitoring within the improved framework of controls on variable advertising spend.

The fixed element of selling and marketing costs was down 55.4% to £8.2 million for the year ended March 31, 2002 compared to £18.4 million in the prior year. The significant reduction in expenditure is due to reduced exhibition expenditure in the period and permanent savings arising from salary and licence amortisation costs in our publishing businesses.

Research and Development: Research and development represents the Company's total investment in product development of £39.4 million (2001: £42.5 million). The reduction in expenditure reflects the continued move towards internal development, which is one of the cornerstones of the Group's future development strategy. The Group intends to maintain this level of investment in developing titles for future release.

General and Administrative: General and administrative costs before goodwill amortisation were £20.3 million for fiscal 2002, compared to £22.6 million (pre exceptional charges) for the prior year. The reduction in like for like expenditure reflects significant permanent savings in salary and other costs. Total general and administrative costs for the period were £27.2 million for fiscal 2002 including goodwill amortisation of £6.9 million, compared to £33.5 million including goodwill amortisation of £10.9 million (pre exceptional charges) for the prior year. The reduction in the amortisation charge resulted from the goodwill relating to the 1998 acquisition of Crystal Dynamics becoming fully amortised during the period.

Financing and Cashflow: The Group had net cash balances of £50.6 million at March 31, 2002 (2001: £9.5 million). The strong closing cash position reflects the success of the Rights Issue in July 2001 and the disposal of the Group's remaining stake in Opticom in November and December 2001. Enhanced working capital and tax management procedures have also contributed to the improvement in the Group's cash position, which remains higher than following the Rights Issue.

The net cash outflow from operating activities was £15.4 million for the year ended March 31, 2002 compared to a £1.9 million inflow in the corresponding prior period. This outflow reflects the operating loss incurred and the significant number of new releases which shipped towards the end of the period.

Back to Contents

Exceptional items: The Group disposed of its remaining shareholding in Opticom during the year ended March 31, 2002, realising net proceeds of £11.0 million and a net profit of £8.5 million. This profit was partially off-set by write downs and losses on other disposals of £4.1 million, which occurred following a review of the Group's other investments in the period.

Taxation: Based on the level of losses sustained, there is no tax charge in the period. There are still significant brought forward losses available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 – Deferred Tax, and believes that no further amounts should be recognised in respect of these losses.

Financial Reporting Standard 19 Deferred Tax (FRS 19) has been adopted by the Group. Under FRS 19, deferred tax is provided for on certain timing differences in full. FRS19 requires prior years to be restated. However the impact on net income of the implementation of FRS 19 on the Group was nil for the years ended March 31, 2000, 2001 and 2002. In accordance with FRS 19, deferred tax assets are regarded as recoverable to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Net Loss: Operating losses pre goodwill and exceptional charges were reduced by 69.2% from £23.3 million for fiscal 2001 to £7.2 million for fiscal 2002. The net loss for the twelve months to March 31, 2002 was £14.2 million, compared to a loss of £97.3 million in fiscal 2001 and net income of £25.2 million in fiscal 2000. The loss per share was 10.7p, or 1.6p excluding goodwill, for the year ended March 31, 2002 compared to 84.5p and 70.5p respectively for the prior year, based on a weighted average number of shares in issue during for the year ended March 31, 2002 of 132,514,410 (2001: 115,223,869). The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 – Earnings per share.

Year ended March 31, 2001 compared to the year ended March 31, 2000

(NB: This section has been reclassified since the Form 20-F for the year ended March 31, 2001 due to changes to U.K. accounting policies in fiscal 2002, which effected turnover and the split of operating expenses.)

Revenue. Turnover for the full year decreased by 15.7% from £194.8 million to £164.2 million for the year ended March 31, 2001, before the exceptional charge incurred in respect of returns.

Twenty new games, only four fewer than in 2000, were released during the year ended March 31, 2001. Two titles sold significantly in excess of one million units: ''Who Wants To Be A Millionaire?'' and Tomb Raider: Chronicles. ''Who Wants To Be A Millionaire?'' became the fastest selling title to reach one million units sold in the U.K. A German version of ''Who Wants To Be A Millionaire?'' was released in the fourth quarter of fiscal 2001. The Group shipped in excess of 200,000 units to that market, making it the biggest selling game on the PC and PlayStation formats in fiscal 2001.

The Group had further success with other titles during the year. Championship Manager and Sydney 2000 both shipped in excess of 350,000 units during fiscal 2001.

Approximately 61% of the Group's game revenues were derived from console-based games in fiscal 2001 compared to 71% in fiscal 2000. This reflects the strength of certain PC titles released during the year relative to the previous year, notably ''Who Wants to be a Millionaire?'' and Deus Ex.

Gross Margin and Cost of Sales. Cost of sales represents the manufacturing costs of the games, origination (design of packaging and other printed material), storage, distribution and royalties. The manufacturing cost of PlayStation, PlayStation 2 and Dreamcast games includes the royalties payable to Sony and Sega; this had the effect of reducing the gross margin on these

Back to Contents

games. Before the exceptional charge to turnover, gross margin was 50.2% for fiscal 2001 compared to 54.9% in fiscal 2000.

The Group undertook a comprehensive program in the fourth quarter of fiscal 2001 to reduce its exposure to further write downs of retail channel and warehouse inventories and this has contributed to reducing margins for the year.

Selling and Marketing. Selling and marketing expense consists of advertising costs and the cost of promotional licenses and sales and marketing personnel. Advertising costs for fiscal 2001 were £23.1 million (14.0% of turnover excluding exceptional charges) compared to £25.2 million (12.9% of turnover) in 2000.

The cost of promotional licenses and sales and marketing personnel decreased 8.0% to £18.5 million in fiscal 2001 compared to £20.1 million in the prior year. The lower amortization of promotional licenses reported earlier in the year was reversed in the final quarter of fiscal 2001 with a £2.0 million charge arising from the accelerated amortization of certain prepaid license fees. Overall, however, this one time charge was offset by savings generated from the disposal or termination of non-core activities and by the imposition of tighter controls on expenditure in the remaining publishing businesses.

Research and Development. Research and development represents the Company's investment in product development, which was £42.5 million in fiscal 2001 (2000: £46.3 million). Included in this category is pure research and development overhead of £0.3 million (2000: £2.1 million), which largely comprises staff costs. The reduction in research and development expenditure reflected the Group's increasing emphasis on internally-developed titles and the leveraging of established franchises onto new hardware platforms in the product pipeline. The termination of certain non-core activities led to the decrease in pure research and development expenditure.

General and Administrative. Before amortization of goodwill of £10.9 million and excluding exceptional charges, general and administrative costs were £22.6 million in fiscal 2001 (13.8% of turnover excluding exceptional charges), compared to £29.2 million in fiscal 2000 (15.0% of turnover). This reduction is largely the result of the greater control of staff costs and other corporate costs in the year.

Taxation. The taxation charge of £1.0 million in fiscal 2001 comprises £0.6 million in respect of income generated in fiscal 2001 and £0.4 million in respect of adjustments to prior year's taxation provisions. The current year's charge arises entirely from the profitability of certain of the Group's overseas subsidiaries and joint ventures. Certain countries have incurred losses for which no credit had been given in fiscal 2001, which may be available in future years.

Net Loss. The Group reported a net loss of £97.3 million (after exceptional charges of £54.1 million) in fiscal 2001 compared to net income of £25.2 million (after exceptional income of £80.2 million) for the previous fiscal year. Operating losses before exceptional charges were £39.5 million, after goodwill amortization of £16.1 million in fiscal 2001, compared to operating losses of £26.8 million after goodwill amortization of £13.4 million in the previous year. After exceptional charges, the Group reported a loss per share of 84.5p in fiscal 2001 (2000: earnings per share of 23.3p). Excluding goodwill and exceptional charges, the loss per share was 23.5p for fiscal 2001 (2000: loss per share of 38.5p).

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with UK GAAP as described under the heading ''Item 3 – Key Information – Selected Financial Data'' and reconciles such to US GAAP. In preparing the consolidated financial statements in accordance with both UK GAAP and US GAAP senior management have to make certain key assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during

Back to Contents

the reporting periods. In doing so, they have to exercise considerable judgement in respect of matters which are inherently uncertain. The accounting policies described below are considered critical by senior management because they provide the framework within which the Group attempts to quantify and assess the assumptions and estimates which have the greatest bearing on the consolidated financial statements. Any change in the estimates used could materially affect the reported results and actual conditions may differ from those assumed.

Sales Returns and Allowances and Price Protection Reserves

The majority of the Group's reported revenue is derived from the sale of pre-packaged entertainment software. Revenue is recorded at the point of sale, net of taxes and provisions for future returns and price protection. In common with other publishers of entertainment software the Group operates a number of territory-specific programmes under which retailers may qualify to return unsold product, subject to certain qualifying conditions. Alternatively the Group may offer price protection programmes in certain markets, though again these are subject to the satisfaction of certain qualifying conditions. Typically the Group maintains a policy of issuing credits under such programmes.

By analysing historical rates of return and price protection in conjunction with a number of key variables including the prevailing market and economic conditions at that time, the Group is able to estimate future expected rates of returns and price protection. The adequacy of the reserves generated by these estimated rates is reviewed regularly in the light of current market and economic conditions, considering in particular up to date patterns of sell-through, anticipated trends in the hardware and software markets, seasonal factors, perceived consumer preferences and general economic conditions.

In the past the Group has not always been able to accurately estimate the adequacy of its reserves and in the year ended March 31, 2001 reported an exceptional charge of £16.9 million in respect of additional returns reserves required. At the time the Group reported that this was caused by the sell through of products released in the previous year being less than anticipated as a result of continuing consumer uncertainty surrounding the release of new video game hardware platforms. Since then all of the new hardware platforms have now been successfully launched and senior management have taken significant steps to impose new procedures and controls on the estimation of the Group's exposure to future returns and price protection. In addition measures have been put in place to control the flow of new product into the market place as over stocking in retail and distribution channels may also generate significant future exposures for the Group. The senior management of the Group believes that the controls that they have put in place enable it to make a more realistic estimation of the group's exposure to future returns and price protection. Nevertheless if the Group were to change certain of the key estimates or assumptions that underpin its calculations, then the level of reserves carried at the balance sheet date would be altered as would the reported net loss for the period. Similarly if actual credits issued for returns and price protection are in excess of the level of reserves carried, then future reported revenues might be reduced in the future. Conversely if the level of actual credits is less than the reserve, then this could increase future reported revenues. The Group's total reserve in respect of future returns and price protection at March 31, 2002 was £16,383,000. (March 31, 2001: £14,244,000).

Pre-paid license fees

The Group prepays certain licence fees paid to celebrities and professional sports organisations for the use of their name over a number of years or for a range of products. Prepaid royalties are charged to the profit and loss account as sales and marketing expenditure over the life of the licence. Management regularly reviews the carrying value of such licences and where it appears unlikely that any remaining prepaid amounts will be recovered through the sale of future licensed titles, then these remaining amounts will be expensed in full immediately. In reviewing the recoverability of prepaid royalties, senior management relies on forecasts of future revenues.

Back to Contents

If revised revenue forecasts fall below the original forecasts, then the charge to the profit and loss account may be greater than expected in any given reporting period.

The total amount of pre-paid royalties carried within debtors at March 31, 2002 was £2,819,000 (March 31, 2001: £3,855,000).

Taxes

The estimation of the Group's consolidated tax charge is a complex matter encompassing many different international tax jurisdictions. In calculating the Group charge management has to make certain estimates regarding individual exposures in different countries and assess the recoverability of deferred tax assets. It can often take many years to finalise individual tax charges and to reach agreement on areas of contention with the relevant tax authorities. There is no guarantee that the level of provision carried in respect of open tax items at any one time, will be sufficient to meet final liabilities as they are agreed and fall due. In reviewing the recoverability of deferred tax assets the Group has to estimate future taxable income for the relevant countries. To the extent that these estimations indicate that any such assets are not recoverable, then full provision will be made against their carrying value. Changes in the estimates used to assess the recoverability of deferred tax assets could affect the level of assets carried in the balance sheet at the period-end and also the level of tax charge in the profit and loss account for the period.

Valuation of Investments and Asset Impairment

The Group capitalises and amortises goodwill in respect of the acquisition of certain subsidiaries and associated undertakings in accordance with FRS10: Goodwill and Intangibles. Certain other investments in subsidiaries and associated undertakings are carried at cost. The Group makes certain estimates regarding the useful life of goodwill that take account of a number of factors including the future prospects for the entity concerned and the consequent projections for both net income and net cash-flow. To the extent that these projections no longer justify the carrying value of any remaining goodwill, then the amortisation charge will be accelerated to the degree required to reflect the revised estimate of the fair value of the goodwill. The carrying value of investments carried at cost are also reviewed in a similar fashion and to the extent that an investment's carrying value can be shown to be permanently impaired, then full provision will be made through the profit and loss account.

The estimates used in assessing the carrying value of both goodwill and investments carried at cost rely on assumptions made about the performance and prospects of the entities themselves and also about the markets in which they operate. Where the entities do not have an established track record or where they are operating in new or emerging markets then the inherent uncertainty in forecasting future performance may be compounded.

To the extent that projections no longer substantiate the recorded values of either goodwill or investments carried at cost, then net income may be adversely affected. The value of unamortised goodwill held within intangible assets at March 31, 2002 was £2,552,000. (March 31, 2001: £13,837,000). The carrying value of investments carried at cost within fixed asset investments at March 31, 2002 was £2,887,000. (March 31, 2001: £5,063,000)

Valuation of inventory

The Group carries its inventory of finished goods at the lower of cost and net realisable value. In order to determine what this carrying value should be, management has to estimate the price that they expect to achieve on the future sale of the stock. This process involves reviewing current patterns of demand in the market and projecting these forward. It may also require an assessment of how future demand could be affected by changes in the wholesale price charged by the Group and by other factors that may be beyond the control of the group. In this way management will seek to determine the most realistic price that they believe can be achieved and hence the likelihood that inventories on hand can be sold at or above cost. Should

Back to Contents

management's estimates of current or future demand prove to be unrealistic, then the Group may fail to achieve a wholesale price that is sufficient to cover the carrying value of the inventory and hence the charge to the profit and loss account may be greater than expected.

The total amount of inventory on hand at March 31, 2002 was £3,928,000 (March 31, 2001: £3,115,000).

New Accounting Standards

New UK Accounting Standards and Pronouncements Applicable to the Group

There were no new UK accounting standards applicable to the Group.

New US Accounting Standards and Pronouncements Applicable to the Group

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB'') issued Statement of Financial Accounting Standard ("SFAS'') No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible a ssets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Group is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

SFAS No. 141 requires that the Group evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. SFAS No. 142 requires the Group to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group is required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss is measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires the Group to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this the Group must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Group has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication

Back to Contents

exists that the reporting unit's goodwill may be impaired and the Group must perform the second step of the transitional impairment test. In the second step, the Group must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognised) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Group's statement of earnings.

And finally, any unamortized negative goodwill and negative equity-method goodwill existing at the date SFAS No. 142 was adopted must be written off as the cumulative effect of a change in accounting principle.

At March 31, 2002, the Group was required to segregate and specifically identify intangible assets into goodwill and other intangible assets recorded in our consolidated financial statements comprise only goodwill. In addition, because of the extensive effort required to comply with SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of any transitional impairment losses required to be recognised as the cumulative effect of a change in accounting principle at the date of this document.

Impairment or Disposal of Long-Lived Assets

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Statement is to be applied prospectively. Early adoption is permitted. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

Liquidity and Capital Resources

The Group's policy is to use a combination of committed bank facilities and equity in order to ensure that it has sufficient financial resources to meet its short and long term funding requirements.

Subsequent to the end of fiscal 2001, a 1 for 3 rights issue was announced. In this rights issue, each holder of three Ordinary Shares (excluding holders of American Depositary Shares, and ordinary shareholders located in the U.S. and Canada, Australia, Ireland or Japan) was offered the right to purchase one ordinary share for £1.55. Following receipt of £51.6 million, net of expenses, raised from the rights issue, the Group's borrowings were repaid and the terms of the credit facility with the Royal Bank of Scotland amended to a committed £15 million multi currency facility (repayable May 2003). This facility is secured by a fixed and floating charge over the assets of the Group. During the year a separate borrowing facility of £0.8 million was secured by the Group's Japanese subsidiary.

As at March 31, 2002, the Group had undrawn committed facilities of £15.7 million, denominated £15 million in Sterling and £0.7 million in Japanese Yen. Following the successful Rights Issue

Back to Contents

and the sale of its remaining stake in Opticom, the Group did not need to draw down against its Sterling facility during the year. Under the terms of the Sterling facility, a draw down would only have been permissible if certain covenants had been complied with. For certain periods during the year, one of these covenants was not met. The Group does not believe that this factor affected either its commercial credit rating or its ability to access alternative sources of financing.

The Group also held short-term deposits at March 31, 2002 of £34.0 million. Credit risk on transactions is minimized by operating within the parameters of the Group treasury policy. Most of the Group's surplus funds are held in the United Kingdom and there are no material funds as to which repatriation is restricted as a result of foreign exchange regulations.

The Group has now negotiated a new revised £15 million facility with the Royal Bank of Scotland. It will be made available to the Group for 364 days from the date of signing. The facility has a covenant package that will vary over its term. Should the Group fail to meet any of the covenants which apply at any given point in time, then it may be unable to draw down under the facility. Other factors which may affect the Group's ability to maintain an appropriate level of liquidity include, but are not limited to, the degree to which new product releases achieve market acceptance, the ability to collect account's receivable as they fall due and general economic conditions in the major markets in which the Group operates. The other matters discussed under the heading "Risk Factors'', should also be considered in this respect.

The Group believes that the requirements of its existing business and future investment can be met for at least the next 12 months from the capital raised from the rights issue, cash generated internally and from the £15 million bank facility.

Capital Resources

At March 31, 2002, the Group had net assets of £73.4 million, compared to £30.6 million at the start of the year. The increase is mainly the result of from the proceeds from the rights issue discussed above.

Net assets as at March 31, 2002 included goodwill of £2.6 million (2001: £13.8 million), tangible fixed assets and investments of £8.2 million (2001: £9.6 million), net current assets of £65.6 million (2001: £9.5 million) and other liabilities of £3.0 million (2001: £2.3 million).

Net funds (ie net cash less net debt) increased by £41.2 million during the year. This reflects the net cash outflow before management of liquid resources and financing of £11.4 million and the proceeds from the Rights Issue. Operating activities generated a net cash outflow of £15.4 million (2001: cash inflow of £1.9 million) reflecting primarily the £15.5 million operating loss for the year.

Material commitments

The following table shows amounts committed to as at March 31, 2002. Further details are available in Item 8, Notes 26 and 27.

	As at March 31, 2000			As at March 31, 2001			As at March 31, 2002
	<1 year	2-5 years	>5 years	<1 year	2-5 years	>5 years	<1 year	2-5 years	>5 years

In thousands	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Payments to developers	10,100	1,300	—	11,200	2,500	—	5,900	1,100	—
Land and building annual operating lease commitments	86	518	1,457	241	582	1,351	171	2,063	514
Motor vehicles and equipment annual operating lease commitments	97	428	6	224	440	—	67	258	—

Total	10,283	2,246	1,463	11,665	3,522	1,351	6,138	3,421	514

Back to Contents

The Euro

On January 1, 1999, 11 of the 15 European Union member states irrevocably locked their currencies at fixed rates of exchange and adopted a new currency, the Euro. Effective from that date the Euro became legal currency in those member states for all financial transactions except for those involving notes or coins. Early in 2002 Euro notes and coins were introduced to replace the respective local currencies of the participating member states. It is not clear whether or when the United Kingdom will adopt the Euro, such a change requiring a decision by the U.K. Government to proceed. The current U.K. Government has stated that it would subsequently hold a national referendum on the issue of entry into the European Monetary Union.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro. The costs relating to the introduction of the Euro have been negligible.

To date, the Group has not yet experienced any significant margin erosion due to retail price-points moving to the Euro. As the introduction of the Euro is still in the initial stages we will continue to monitor the position carefully. Whilst there is no consistent Pan-European price-point, we are seeing closer parity in pricing in the major markets and where this does not occur in the 'smaller' markets, product localisation continues to minimise any grey imports.

Research and Development, Patents and Licenses

During the three fiscal years ended March 31, 2000, 2001 and 2002 the Group has invested an aggregate of just over £128 million (including employment costs) on research and development. The investment relates to video compression, processing and storage technology and developing entertainment software. Such investments were made mainly in the U.K. and the U.S.A. and consisted mainly of salaries and related employment costs incurred in the development of its technology and games. See "Item 5 – Operating and Financial Review and Prospects''.

Trend Information

The following trends could have a material impact of the Group's net revenues, liquidity and capital resources.

a)	The market for video games follows a cycle that is defined by the introduction of new hardware platform that replace older and technically obsolescent platforms. The market for video games is widely believed to be in the upswing of its current cycle as all of the next generation consoles have now been launched and are gaining varying degrees of market acceptance. It is highly likely that this cycle will enter its down swing in the next two to three years as the major manufacturers of videogame platforms announce and introduce their next generation of hardware.

b)	The Group may invest in its core business of developing and publishing computer and video games through either or both of organic growth and acquisition.

Back to Contents

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

The business address of the directors and executive officers of the Group is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

Name	Position/Role

Directors – Executive
Stuart Cruickshank	Group Finance (from September 4, 2001)
Jeremy Heath-Smith	Development
Ian Livingstone	Creative
Michael McGarvey	Chief Executive Officer
Simon Protheroe	Technical

Directors – Non-Executive
David Adams(1)	Non-Executive Director (from May 9, 2001)
John van Kuffeler(2)	Non Executive Chairman (from April 18, 2002)
Victor Steel(1)	Non-Executive Director
Allen Thomas(1)	Non-Executive Director

Other Executive Officers
Rolf Duhnke	Managing Director, Eidos Interactive, Germany
Robert Dyer	President of Eidos Interactive, Inc.
Erik Ford	General Manager, Eidos Interactive, Singapore
Satoshi Honda	Managing Director, Eidos Interactive, Japan
Jonathan Kemp	European Managing Director
Patrick Melchior	Managing Director, Eidos Interactive, France

(1)	Member of the Audit Committee and the Remuneration Committee. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he or she was elected as a director or executive officer of the Company.
(2)	Member of the Remuneration Committee.

Stuart Cruickshank joined Eidos as Group Finance Director in September 2001 from Kingfisher Plc, where he was the Finance Director of Woolworths. Prior to joining Kingfisher, Mr. Cruickshank was Corporate Financial Director at United Biscuits and Finance Director of McVities U.K. and KP Foods. Mr. Cruickshank has also worked at Grand Metropolitan (Diageo) and Whitbread, where he undertook a wide variety of senior financial roles.

Jeremy Heath-Smith has served as a director of the Company since April 1996. From November 1994 to April 1996, Mr. Heath-Smith served as a main Board Director of CentreGold plc in addition to his role as Managing Director of U.S. Gold Limited. In July 1988, he founded Core Design Limited, an interactive software developer and publisher that was acquired by CentreGold plc in 1994, where he continues to serve as Managing Director.

Ian Livingstone has served as Creative Director since April, 2002 and was previously Chairman of the Company's Board of Directors since October 1995. From May 1994 to October 1995, Mr. Livingstone served as Managing Director of Domark. Since 1982, he has authored and co-authored the "Fighting Fantasy'' series of interactive game books, which have sold in excess of 14 million copies worldwide. In 1975, he co-founded Games Workshop Limited, a role-playing game company, where he served as Joint Managing Director and subsequently Chairman of the Board until 1991. In 2000 he was awarded an Honorary Doctorate by the University of Abertay Dundee for his services to computer gaming

Michael McGarvey has served as Chief Executive Officer since November 1, 2000 and as a director of the Company since October 1998. From May 1996 to October 1998, Mr. McGarvey served as Chief Executive Officer of Eidos Interactive, Inc., a wholly owned subsidiary of the

Back to Contents

Company. From November 1994 to May 1996, he served as Vice President of Sales and Marketing of Domark Software, Inc. From February 1994 to November 1994, he served as Director of Sales of Domark Software, Inc. From May 1990 to February 1994, he served as Director of Sales for Diceon Electronics, a manufacturer of printed circuit boards.

Simon Protheroe has served as Technical Director of the Company and as a director since June 1994. From July 1993 to December 1993, Mr. Protheroe served as a consultant to the Group. He has conducted post-graduate studies and subsequent research in the field of image processing and he has published works in the fields of image sequence analysis, machine vision and neural networks. He has developed software for the Joint European Torus and the Defence Research Agency.

David Adams, was appointed to the Board in May 2001 as a Non-Executive Director. He is currently Deputy Chief Executive and the Finance Director of House of Fraser Plc, a position he has held since 1997. Prior to his House of Fraser role, Mr. Adams had been Finance Director of Asprey Plc, Finance Director of Texas Homecare and Finance Director of Dorothy Perkins & Top Shop.

John van Kuffeler has served as Non-Executive Chairman of the Company since April 2002. He is also Chairman of Provident Financial PLC; The Fleming Technology Trust PLC; The Finsbury Smaller Quoted Companies Trust PLC; and Huveaux PLC. Prior to taking up these appointments he was Chief Executive of Provident Financial PLC and Brown Shipley Holdings PLC.

Victor Steel has served as a Non-Executive Director of the Company since September 1998. He is also Chairman of Forbidden Technologies plc, Mygard plc and Ideas Hub plc and non executive Deputy Chairman of the Navy, Army and Air Force Institutes. Mr. Steel's previous appointments were as Chairman of Mansfield Brewery and European Leisure plc and as executive Director of Kingfisher Plc, Guinness Plc and Beecham Group Plc. He is a fellow of the Institute of Marketing.

Allen Thomas, a lawyer qualified in England and America, has served as a Non-Executive Director of the Company since September 1998. Mr. Thomas currently also serves as a non-executive director of Marconi plc, Highway Insurance Holdings plc and Penna Consulting Plc. Mr. Thomas was a partner at the international law firm Paul, Weiss, Rifkind, Wharton & Garrison from 1973 to 1992, and was the founding partner of the firm's Hong Kong office.

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

Back to Contents

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

Patrick Melchior has served as Managing Director of Eidos Interactive France SARL, a wholly owned subsidiary of the Company, since October 1996. From January 1995 to September 1996, Mr. Melchior served as European Sales and Marketing Director of EMME. From September 1993 to December 1994, Mr. Melchior served as Sales Director at EURO- CD. From January 1991 to August 1993, Mr. Melchior was General Manager, Microprose, France. Prior to that he spent six years in the food industry in the U.S.

Compensation Paid to Directors

The amounts paid to Directors during fiscal 2002 was as follows:

	Salary and Fees	Bonus	Royalty	Benefits	Pension contributions	Total	12 months ended March 31, 2001

	£	£	£	£	£	£	£
Current Serving Executives
Mr. Cruickshank (from September 2001)	110,833	—	—	11,464	13,300	135,597	—
Mr. Heath-Smith	250,000	—	143,000	102,122	30,000	525,122	3,374,346
Mr. Livingstone	240,000	500	—	34,191	28,800	303,491	302,490
Mr. McGarvey	270,000	500	—	97,444	16,695	384,639	375,908
Mr. Protheroe	75,000	500	—	16,687	9,000	101,187	100,186
Non-Executive
Mr. Adams (from May 2001)	22,468	—	—	—	—	22,468	—
Mr. Steel	40,000	—	—	—	—	40,000	63,100
Mr. Thomas	51,992	—	—	—	—	51,992	42,599
Previously serving executives	—	—	—	—	—	—	633,127

Total	1,060,293	1,500	143,000	261,908	97,795	1,564,496	4,891,756

2001 Total	1,504,609	—	2,989,325	268,872	128,950	4,891,756

All the staff in the Group's publishing division with at least six months continuous service were paid a £500 bonus during the period in acknowledgment of their on going commitment to the business in the face of a Group-wide pay freeze and continued difficult trading conditions.

Benefits paid to Mr. McGarvey and Mr. Heath-Smith include £63,908 and £75,042 respectively for housing allowances, which in respect of Mr. Heath-Smith has been terminated with effect from 2 September 2002.

Back to Contents

Employment Contracts of Currently Serving Directors and Executive Officers

Mr. Cruickshank and the Company are parties to a Service Agreement pursuant to which Mr. Cruickshank serves as Finance Director. The initial salary paid under the agreement is £190,000, reviewable from time to time. Either party may terminate the agreement with six months' notice. Mr. Cruickshank is also entitled to bonuses as determined by the Board of Directors of the Company, however in the year ended March 31, 2002, no bonus was paid.

Mr. Heath-Smith and Core Design Limited are parties to a Service Agreement. The initial salary payable under the agreement was £150,000 per year, reviewable from time to time. Mr. Heath-Smith's salary was subsequently increased by the Board of Directors to £250,000 per year. Either party may terminate the agreement with six months' notice. Mr. Heath-Smith is also entitled to bonuses as determined by the Board of Directors of the Company, however in the year ended March 31, 2002 no bonus was paid. Mr. Heath-Smith is also entitled to a royalty based upon the underlying profitability of Core Design Limited, the internal development studio responsible for Tomb Raider and many of the Group's games. In the year ended March 31, 2002, he earned a royalty of £143,000.

Mr. Livingstone stepped down as Chairman of the Board in April 2002 and became Creative Director. He has a Service Agreement with the Company. His initial salary was £70,000 per year, reviewable from time to time. Mr. Livingstone's currently salary is £240,000 per year. Either party may terminate the agreement with six months' notice. Mr. Livingstone is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

Mr. McGarvey and the Company are parties to a Service Agreement pursuant to which Mr. McGarvey serves as Chief Executive Officer. The initial salary payable under the Agreement was £150,000 per year, reviewable from time to time. Mr. McGarvey's salary was subsequently increased by the Board of Directors to £348,190 per year. Either party may terminate the agreement with twelve months' notice. Mr. McGarvey is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

Mr. Protheroe and the Company are parties to a Service Agreement pursuant to which Mr. Protheroe serves as Technical Director. The initial salary payable under the Agreement was £30,000 per year, reviewable from time to time. Mr. Protheroe's salary was subsequently increased by the Board of Directors to £82,500 per year. Either party may terminate the agreement with six months' notice. Mr. Protheroe is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

Mr. Duhnke and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Duhnke serves as Managing Director of Eidos Interactive (Deutschland) GmbH. The initial salary payable was DM160,000 per year, reviewable from time to time. Mr. Duhnke's salary was subsequently increased by the Board of Directors to Euro 205,361. Either party may terminate the agreement with six months' notice. Mr. Duhnke is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

Mr. Dyer serves as President of Eidos Interactive, Inc. The initial salary payable was agreed at $180,000 per year, reviewable from time to time. Mr. Dyer's salary was subsequently increased to $260,000. Mr. Dyer is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

Mr. Ford and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Ford serves as General Manager of Eidos Interactive Pte Limited (Singapore). The initial salary payable was U.S.$57,035 per year, reviewable from time to time. Mr. Ford's salary was subsequently increased by the Board of Directors to Sing $141,115. Either party may terminate

Back to Contents

the agreement with three months' notice. Mr. Ford is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

Satoshi Honda and Eidos Interactive Limited are parties to a Service Agreement pursuant to which he serves as Managing Director of Eidos Interactive KK. The initial salary payable is Yen 28,000,000 per year, reviewable from time to time. Either party may terminate the agreement with six months' notice. Satoshi Honda is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

Mr. Kemp and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Kemp serves as European Managing Director. The initial salary payable under the agreement is £175,000 per year, reviewable annually. Either party may terminate the agreement with six months' notice. Mr. Kemp is also entitled to other bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

Mr. Melchior and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Melchior serves as Managing Director of Eidos Interactive France SARL. The initial salary payable was FF 600,000 per year, reviewable from time to time. Mr. Melchior's salary was subsequently increased by the Board of Directors to Euro 205,361. Either party may terminate the agreement with six months' notice. Mr. Melchior is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended March 31, 2002, a £500 bonus was paid.

As is stated in the above descriptions of employment contracts, bonuses are being paid entirely at the discretion of the Board of Directors of the Company. Executive Directors' and Officers' remuneration and bonuses are based on recommendations made by the Remuneration Committee.

Board Practices

The Audit Committee

This committee currently comprises Mr. Steel (Chairman), Mr. Thomas and Mr. Adams. The Company believes all members of the Audit Committee are "independent'' within the meaning of the Sarbanes-Oxley Act of 2002 and the rules of the Nasdaq stock market. The Committee meets no less than three times a year with the external auditors together with various representatives of the executive, finance and internal audit functions in attendance. It also meets with the external auditors in private after each meeting.

The Committee reviews the interim and full-year results before presentation to the Board, the findings of the internal and external auditors and the Group's internal control systems and financial accounting procedures and policies. It also advises the Board on the appointment of external auditors and on the scope, results and cost effectiveness of both the audit and non-audit work.

The Remuneration Committee

This committee currently comprises Mr. Thomas (Chairman), Mr. Steel, Mr. van Kuffeler and Mr. Adams. It is responsible for the remuneration of the Executive Directors and Officers and advises the Board on the broad framework for executive remuneration and determines, on behalf of the Board, the remuneration packages of individual Directors and senior management. In setting the policy, the Committee considers a number of factors including:

(a)	the basic salaries and benefits available to Executive Directors and Officers at comparable companies;

(b)	the need to attract and retain Directors of an appropriate calibre; and

Back to Contents

(c)	the need to ensure Executive Directors commitment to the continued success of the company by means of incentive schemes.

The Committee meets on an ad hoc basis and has also received independent advice from external remuneration consultants.

Employee Information

The average weekly number of persons (including Executive Directors) employed by the Group during the year was:

	Year ended March 31,
	2000	2001	2002
Corporate	26	33	30
Computer entertainment software	485	484	513
Video editing, post productions and new media	72	35	—

Total	583	552	543

Computer entertainment software staff can be further analyzed as follows:

	Year ended March 31, 2000
	U.K.	U.S.	Continental Europe	Asia	Total
Sales and Marketing	69	30	63	4	166
Research and development	132	118	—	7	257
Administration	14	25	15	8	62

Total	215	173	78	19	485

	Year ended March 31, 2001
	U.K.	U.S.	Continental Europe	Asia	Total
Sales and Marketing	58	31	58	6	153
Research and development	127	129	—	7	263
Administration	14	30	16	8	68

Total	199	190	74	21	484

	Year ended March 31, 2002
	U.K.	U.S.	Continental Europe	Asia	Total
Sales and Marketing	49	25	42	9	125
Research and development	127	187	—	9	323
Administration	12	31	15	7	65

Total	188	243	57	25	513

Relationship between management and unions

There are no relationships between labor unions and any company within the Group.

Temporary employees

Within the Group, during fiscal 2002 there were on average 34 non-permanent employees every month.

Back to Contents

Share Ownership – Directors and Executive Officers

Interest in Shares

The interests of the current Directors and Executive Officers in the shares of the company as at August 31, 2002 were as follows.

	Number of shares as at August 31, 2002	% ownership
I Livingstone	2,942,612	2.1
J Heath-Smith	1,010,065	0.7
M McGarvey	64,913	—
J Kemp	20,087	—
S Cruickshank	9,074	—
Remaining Directors and Executive Officers	Nil	—

Total of Directors and Executive Officers	4,046,751	2.8

In total, this shareholding represents 2.8% of the issued share capital of the Company.

Back to Contents

Interests in Share Options

As of August 31, 2002, options for Ordinary Shares had been granted to the following Directors and Executive Officers of the Company pursuant to the Group's share option schemes:

Name	Options Outstanding	Option Exercise Period	Exercise Price per Ordinary Share

Approved Scheme
S Cruickshank	11,764	09/05/04 to 09/05/11	255.00p
J Heath-Smith	21,267	04/25/99 to 04/24/06	141.04p
J Kemp	9,110	05/29/02 to 05/28/09	329.21p
I Livingstone	21,050	04/03/99 to 04/01/06	142.48p
S Protheroe	55,586	07/21/97 to 07/19/04	61.76p
	111,172	03/11/98 to 03/09/05	62.96p

Unapproved Scheme
S Cruickshank	88,236	09/05/04 to 09/05/08	255.00p
R Duhnke	138,965	09/11/01 to 09/10/05	140.92p
	27,793	04/11/03 to 04/10/07	298.63p
E Ford	16,675	04/11/03 to 04/10/07	298.63p
J Heath-Smith	201,077	04/25/99 to 04/24/03	141.04p
S Honda	111,172	04/11/03 to 04/10/07	298.63p
J Kemp	129,855	05/29/02 to 05/28/06	329.21p
	44,469	04/11/03 to 04/10/07	298.63p
I Livingstone	245,763	04/03/99 to 04/01/03	142.48p
M McGarvey	1,111,725	10/14/01 to 10/13/05	105.24p
	139,543	10/16/00 to 10/14/04	154.26p
P Melchior	138,965	09/11/01 to 09/10/05	140.92p
	27,793	04/11/03 to 04/10/07	298.63p
	5,558	01/21/00 to 01/19/04	154.26p
S Protheroe	77,820	04/03/99 to 04/01/03	142.48p

U.S. Stock Option Scheme
R Dyer	111,172	05/29/02 to 05/28/06	525.8c
	55,585	04/11/03 to 04/10/07	298.63p

Total	2,902,115

	Number	Maturity Date	Exercise Price
Sharesave Scheme
S Cruickshank	8,119	04/01/05	117.00p
R Duhnke	3,564	04/01/05	117.00p
E Ford	3,618	06/01/03	262.00p
J Heath-Smith	8,119	04/01/05	117.00p
S Honda	7,692	02/01/05	117.00p
J Kemp	8,119	04/01/05	117.00p
P Melchior	5,619	02/01/06	131.00p

Total	44,850

All directors and executive officers as a group	2,946,965

Eidos Interactive Options

Ian Livingstone (the ''Optionholder''), Chairman of the Board of the Company, holds an option to purchase 3,636 Eidos Interactive Limited (formerly Domark Group Limited) Ordinary Shares (the ''Option'') at £105.03 per share. The Company may require the Optionholder to sell, and he may require the Company to purchase, the Eidos Interactive Ordinary Shares at a rate of 86.5 Ordinary Shares for each Eidos Interactive ordinary share. Effectively, the Option gives the Optionholder

Back to Contents

the right to purchase 314,485 Ordinary Shares at a price of £1.21 per Ordinary Share. The exercise period of the Option is at the discretion of the Board of Directors.

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

Employee share ownership

The Company operates an Inland Revenue approved SAYE Share Scheme for its U.K. employees and similar schemes are in place for employees in France, Germany, Japan and Singapore with an equivalent stock purchase scheme existing for U.S. employees. These schemes are detailed in Item 8, Note 21.

Back to Contents

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As at August 31, 2002, the Company was not aware of any person or persons holding more than 3% of the Companies Share capital in aggregate.

So far as the Group is aware it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government nor are there any arrangements which may at a subsequent date result in a change of control of the Group.

Related Party Transactions

In relation to material transactions, the Group has not identified any parties who are able to negotiate more favorable terms than would have been available to any other independent party on an arms length basis.

Fiscal 2002

(a)	During the year the Group paid £6.1 million (2001: £7.1 million) to its associated companies as royalties and for development of games for the Group.

(b)	In July 1999 the Group acquired a 75% stake in Proein SL. In the year ended March 31, 2002 the Group sold games to Proein SL for a total of £1.1 million (2001: £1.2 million) after provisions. These games were all sold on an arm's length basis. In addition in the same period the Group paid £3.7 million (2001: £1.0 million) to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group. At March 31, 2002 the Group was owed £105,000 (2001: £159,000) by Proein SL (via a third party distributor) and owed Pyro Studios SL £51,000 (2001: £139,000).

(c)	In June 2001 Eidos took its stake in Ion Storm to 89% (see Section 8, note 31). In the year ended March 31, 2002 the Group paid £6.1 million to Ion Storm for the development of games for the Group. At March 31, 2002 Ion Storm owed Eidos £4.0 million.

Fiscal 2001

(a)	During the year the Group paid £7.1 million (2000: £6.1 million) to its associated companies as royalties and for development of games for the Group.

(b)	In July 1999 the Group acquired a 75% stake in Proein SL. In the year ended March 31, 2001 the Group sold games to Proein SL for a total of £1.2 million (2000: £3.9 million) after provisions. These games were all sold on an arm's length basis. In addition in the same period the Group paid £1.0 million (2000: £0.8 million) to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group. At March 31, 2001 the Group was owed £159,000 (2000: £1.7 million) by Proein SL (via a third party distributor) and owed Pyro Studios SL £139,000 (2000: £326,000).

(c)	On December 15, 2000, the business and assets of Glassworks Productions Ltd, a subsidiary undertaking of the Group, were sold to Glassworks Post Productions Ltd, a subsidiary of Das Werks AG, for £700,000. Hector Macleod, a Director of Glassworks Productions Ltd, is also a Director and minority shareholder of Glassworks Post Productions Ltd. On December 21, 2000 Glassworks Productions Ltd changed its name to Eidos Post Productions Ltd.

As reported in fiscal 2000

(a)	Jeremy Heath-Smith, a director and executive officer of the Group, is a member of the Core Design Pension Fund. The Fund's assets include sole ownership of the premises occupied during part of the year by Core Design Limited. The rent paid by Core Design Limited to the pension fund is £40,000 per annum.

Back to Contents

(b)	The Group paid £1.0 million to Eidopt AS (50% holding) to fund its research into a games storage device.

(c)	Eidos Technologies Limited has granted a license of certain of its video compression intellectual property to Forbidden Technologies plc. In return, the Group will receive a royalty stream on Forbidden Technologies' products, which incorporate the technology licensed. Mr. Streater, a former executive director of Eidos plc, and Mr. Steel, a current non-executive director of Eidos plc, are both directors of Forbidden Technologies plc. Mr. Streater left the Group to found Forbidden Technologies plc and therefore was no longer involved with the Group when the license was granted. Mr. Steel took no part in the discussions on either side.

Back to Contents

ITEM 8 – FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Eidos plc

We have audited the accompanying consolidated balance sheets of Eidos plc and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, statements of total recognized gains and losses, and changes in shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eidos plc and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended March 31, 2002 and shareholders' equity as of March 31, 2002 and 2001, to the extent summarized in Note 32 to the consolidated financial statements.

London, England

KPMG Audit Plc
May 15, 2002

Chartered Accountants and Registered Auditor

Back to Contents

EIDOS PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	March 31, 2001		March 31, 2002

		£'000	£'000	£'000	£'000
Fixed assets
Goodwill	11		6,759		662
Tangible assets	12		4,495		5,305
Investments
Joint ventures
Share of gross assets		4,178		5,254
Share of gross liabilities		(1,743)		(2,368)

	13		2,435		2,886
Joint venture goodwill	11		7,078		1,890
Other investments	13		2,628		1

Total investments			12,141		4,777

Total fixed assets			23,395		10,744

Current assets
Stocks	14		3,115		3,928
Debtors, net of allowance for doubtful accounts	15		31,389		33,575
Cash at bank and in hand			28,355		50,633

			62,859		88,136
Creditors: amounts falling due within one year	16		(53,319)		(22,497)

Net current assets			9,540		65,639

Total assets less current liabilities			32,935		76,383
Creditors: amounts falling due after more than one year	17		(2,318)		(1,475)
Provisions for liabilities and charges	18		—		(1,524)

Net assets			30,617		73,384

Capital and reserves
Called up share capital	20		2,079		2,793
Share premium account	22		85,822		137,988
Other reserves	22		707		707
Profit and loss account	22		(57,991)		(68,104)

Equity shareholders' funds	22		30,617		73,384

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended March 31, 2000	Year ended March 31, 2001 Before exceptional items	Year ended March 31, 2001 Exceptional items (see note 8)	Year ended March 31, 2001 Total	Year ended March 31, 2002

	Notes

		£'000	£'000	£'000	£'000	£'000
Turnover: Group (including share of joint ventures)		203,265	173,528	(16,900)	156,628	130,939
Less: share of turnover of joint ventures		(8,464)	(9,374)	—	(9,374)	(10,659)

Turnover	3	194,801	164,154	(16,900)	147,254	120,280
Cost of sales		(87,908)	(81,722)	—	(81,722)	(48,680)

Gross profit /(loss)		106,893	82,432	(16,900)	65,532	71,600

Selling and marketing		(45,307)	(41,530)	—	(41,530)	(20,554)
Research and development		(46,270)	(42,541)	—	(42,541)	(39,386)
General and administrative
Goodwill amortization		(9,973)	(10,915)	—	(10,915)	(6,906)
Other general and administrative		(29,231)	(22,581)	(938)	(23,519)	(20,292)

Group operating (loss)		(23,888)	(35,135)	(17,838)	(52,973)	(15,538)
Share of operating profit of joint ventures		532	876	—	876	1,446
Joint venture goodwill amortization		(3,475)	(5,192)	—	(5,192)	(5,192)

Loss from operations		(26,831)	(39,451)	(17,838)	(57,289)	(19,284)
Exceptional income/(loss) on sale of investments or termination of operations	8	80,236	—	(36,308)	(36,308)	4,377
Income from investments		—	136	—	136	152
Net interest (expense)/income	6	(4,130)	(2,897)	—	(2,897)	584

Income/(loss) before tax	7	49,275	(42,212)	(54,146)	(96,358)	(14,171)
Income tax expense	9	(24,072)	(971)	—	(971)	—

Net income/(loss)		25,203	(43,183)	(54,146)	(97,329)	(14,171)

Earnings/(loss) per share(1)	10	23.3p	(37.5)p	(47.0)p	(84.5)p	(10.7)p
Diluted earnings/(loss) per share(1)	10	21.4p	(37.5)p	(47.0)p	(84.5)p	(10.7)p

(1)	In accordance with FRS14, all earnings per share figures have been retrospectively adjusted for the Rights Issue that occurred during the year ended March 31, 2002.The accompanying notes are an integral part of these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended March 31, 2000	Year ended March, 31 2001	Year ended March, 31 2002

	£'000	£'000	£'000
Net income/(loss) for the period	25,203	(97,329)	(14,171)
Consolidation translation differences on foreign currency net investments	(1,034)	256	(246)

Total recognized gains/(losses) relating to the period	24,169	(97,073)	(14,417)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY:

	Ordinary 2p shares		Additional paid up capital		Profit and loss account
				Other Reserves
	Shares (#)	Amount				Total

		£'000	£'000	£'000	£'000	£'000
Balances as of March 31, 1999	86,411,400	1,728	50,165	707	13,932	66,532
Profit for the year	—	—	—	—	25,203	25,203
Exchange differences	—	—	—	—	(1,034)	(1,034)
Arising on conversion of the bond	14,272,015	286	30,962	—	—	31,248
Exercise of warrants and options	2,843,025	57	3,907	—	—	3,964
Goodwill written off on associates	—	—	—	—	506	506

Balances as of March 31, 2000	103,526,440	2,071	85,034	707	38,607	126,419
Loss for the year	—	—	—	—	(97,329)	(97,329)
Exchange differences	—	—	—	—	256	256
Exercise of warrants and options	405,030	8	788	—	—	796
Goodwill relating to the disposal of investment	—	—	—	—	475	475

Balances as of March 31, 2001	103,931,470	2,079	85,822	707	(57,991)	30,617
Loss for the year	—	—	—	—	(14,171)	(14,171)
Exchange differences	—	—	—	—	(246)	(246)
Goodwill relating to the disposal of associated and other investments	—	—	—	—	1,005	1,005
Provision for impairment in carrying value of goodwill in associated companies	—	—	—	—	3,299	3,299
Premium on issue of new shares	35,721,045	714	52,166	—	—	52,880

Balances as of March 31, 2002	139,652,515	2,793	137,988	707	(68,104)	73,384

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOW

	Notes	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

		£'000	£'000	£'000
Net cash inflow/(outflow) from operating activities	23	(28,467)	1,888	(15,448)

Dividends from Joint Ventures and Associates		—	136	799
Returns on investment and servicing of finance
Interest received		1,090	812	1,367
Bank interest paid		(2,630)	(3,554)	(986)
Interest paid on bond		(652)	—	—
Interest paid on finance leases		(44)	(24)	(52)
Other interest paid		(245)	(2)	—

		(2,481)	(2,768)	329

Taxation
U.K. taxation (paid)		(10,830)	(12,864)	(9,147)
Overseas taxation (paid)/refunded		(5,965)	292	2,829

		(16,795)	(12,572)	(6,318)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(3,602)	(1,835)	(2,294)
Sale of tangible fixed assets		87	1,126	10
Purchase of other investments		(36,555)	—	—
Sale of other investments		91,505	(122)	11,161

		51,435	(831)	8,877

Acquisitions and disposals
Purchase of subsidiary companies		(14,327)	—	—
Net cash acquired with subsidiaries		—	—	371
Purchase of associates and joint undertakings		(17,945)	—	—

		(32,272)	—	371

Net cash (outflow)/inflow before financing and management of liquid resources		(28,580)	(14,147)	(11,390)

Management of liquid resources
Increase in term deposits		—	—	(34,030)

Financing
Issue of new Ordinary Shares		3,964	796	52,880
Repayment of principal under finance leases		(370)	(274)	(223)

		3,594	522	52,657

Increase/(decrease) in cash in the period		(24,986)	(13,625)	7,237

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Nature of Business and Organization

The activities of Eidos plc (''Eidos'' or the ''Company'') and subsidiaries (including Eidos, the ''Group'') during the periods presented herein were the developing and publishing of interactive software titles for PC and certain games consoles (under license with the console manufacturer), the design, manufacture and sale of video compression and video editing software, post-production video editing and new media design and consultancy.

Currently the principal markets for the Group's products, all of which are similar in size based on turnover, are the United States, United Kingdom and Continental Europe. Asia and the Rest of the World make up a small but growing part of the Group revenue. Computer software titles are sold primarily to wholesale and retail distributors.

The computer games industry is characterized by the dominance of ''hit titles''; consequently a relatively small number of titles (or franchises) will often make up a significant proportion of turnover and net income. Eidos' stated policy is to concentrate on quality titles and consequently titles which management believes to be marginal are often terminated or sub-licensed.

2 Summary of Significant Accounting Policies

The financial statements have been prepared under the historic (UK GAAP) cost convention and in accordance with accounting principles generally accepted in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently, and where appropriate, a description of any areas of judgement which could have a material affect on the consolidated financial statements of the Group is set out below.

Generally accepted accounting principles in the United Kingdom (UK GAAP) differ in certain significant respects from those in the United States (US GAAP). Application of US GAAP would have affected shareholders funds and results of operations at March 31, 2001 and 2002 and for the years ended March 31, 2000, 2001 and 2002 to the extent summarized in Note 32.

Changes in Presentation of Financial Statements and Reclassifications

In accordance with FRS14, the earnings per share figures for March 31, 2000 and 2001 have been retrospectively adjusted for the Rights Issue that occurred during the year.

Certain co-operative advertising expenses that were previously charged against Turnover have now been reclassified as an expense within sales and marketing costs and the March 31, 2001 comparatives have been restated to reflect this.

The figures for research and development and general and administrative expenses have been reclassified in the year ended March 31, 2001 and 2000 for a change in the classification of certain expenses that occurred in the period.

The March 31, 2001 comparatives for segmental analysis by geographical area have been reclassfied to more accurately reflect the geographic split. The directors have felt it appropriate that Group adjustments, which were previously held in the United Kingdom, be reclassified to their respective territories.

Financial Reporting Standard 19 Deferred Tax (FRS 19) has been adopted by the Group. Under FRS 19, deferred tax is provided for on certain timing differences in full. FRS19 requires prior years to be restated. However the impact on net income of the implementation of FRS 19 on the Group was nil for the years ended March 31, 2000, 2001 and 2002. In accordance with FRS 19, deferred tax assets are regarded as recoverable to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See Note 19 for an analysis of deferred taxes.

Back to Contents

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

Associated undertakings and joint ventures

Associated undertakings are undertakings in which the Group holds a long term interest and over which it exercises significant influence but not control. Joint ventures are undertakings that are jointly controlled with other entities or individuals. The Group's share of profits less losses from associated undertakings is included in the profit and loss account on the equity accounting basis. The holding value of associated and joint undertakings is based upon the Group's equity in net assets of such undertakings, as shown by the most recent accounts available.

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

Given the nature of the industry, the useful economic life of goodwill is estimated to be three years and the intangible asset is being amortized over this period. In deriving the estimated useful economic life of goodwill the Group takes account of a number of factors including the future prospects for the entity concerned and the consequent projections for both net income and net cash-flow. To the extent that these projections no longer justify the carrying value of any remaining goodwill, then the amortisation charge will be accelerated to the degree required to reflect the revised estimate of the fair value of the goodwill. The estimates used in assessing the carrying value of goodwill carried at cost rely on assumptions made about the performance and prospects of the entities themselves and also about the markets in which they operate. Where the entities do not have an established track record or where they are operating in new or emerging markets then the inherent uncertainty in forecasting future performance may be compounded.

Turnover

Turnover, which excludes sales between Group companies, represents the invoiced amounts of goods sold, net of provisions for returns, value added tax and trade discounts (excluding co-operative advertising expenses). Revenue from royalty agreements is recognized upon reaching specific dates set out in royalty contracts. In the case of minimum royalty agreements revenue is recognized when the amounts are contractually due and are non-refundable.

The majority of the Group's reported turnover is derived from the sale of pre-packaged entertainment software. Turnover is recorded at the point of sale, net of taxes and provisions for future returns and price protection. In common with other publishers of entertainment software

Back to Contents

the Group operates a number of territory-specific programmes under which retailers may qualify to return unsold product, subject to certain qualifying conditions. Alternatively the Group may offer price protection programmes in certain markets, though again these are subject to the satisfaction of certain qualifying conditions. Typically the Group maintains a policy of issuing credits under such programmes. By analysing historical rates of return and price protection in conjunction with a number of key variables including the prevailing market and economic conditions at that time, the Group is able to estimate future expected rates of returns and price protection. The adequacy of the reserves generated by these estimated rates is reviewed regularly in the light of current market and economic conditions, considering in particular up to date patterns of sell-through, anticipated trends in the hardware and software markets, seasonal factors, perceived consumer preferences and general economic conditions. If the Group's estimates of future expected returns and price protection are not adequate, the charges to the profit and loss account may be greater than expected in any given reported period.

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

Research and development

All research and development expenditure is charged to income as incurred. This includes all software development expenditure on individual titles, advance royalties paid under publishing agreements to external developers and advance royalties paid under licensing arrangements.

Investments

Investments held as fixed assets are stated at cost less provision for any impairment in value.

In determining whether there has been any permanent impairment in the carrying value of investments the Group takes account of a number of factors including the future prospects for the entities concerned and the consequent projections for both net income and net cash-flow. To the extent that these projections no longer justify the carrying value of an investment then a provision will be made through the profit and loss account to reflect the revised estimate of the fair value of the investment. The estimates used in assessing the carrying value of investments rely on assumptions made about the performance and prospects of the entities themselves and also about the markets in which they operate. Where the entities do not have an established track record or where they are operating in new or emerging markets then the inherent uncertainty in forecasting future performance may be compounded and in certain circumstances the investments may be recorded at a net nil cost on acquisition.

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

Management regularly reviews the carrying value of such licenses and where it appears unlikely that any remaining prepaid amounts will be recovered through the sale of future licensed titles, then these remaining amounts will be expensed in full immediately. In reviewing the recoverability of prepaid royalties and licenses, senior management relies on forecasts of

Back to Contents

future revenues. If revised revenue forecasts fall below the original forecasts, then the charge to the profit and loss account may be greater than expected in any given reporting period.

Deferred taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by UK Accounting Standards. In reviewing the recoverability of deferred tax assets the Group has to estimate future taxable income for the relevant countries.

Tax charges or credits arising on the retranslation of foreign currency borrowings used to finance or provide a hedge against equity investments in foreign enterprises are taken to the Statement of Total Recognised Gains and Losses together with the exchange differences on the borrowings themselves.

The estimation of the Group's consolidated tax charge is a complex matter encompassing many different international tax jurisdictions. In calculating the Group charge management has to make certain estimates regarding individual exposures in different countries and assess the recoverability of deferred tax assets. It can often take many years to finalise individual tax charges and to reach agreement on areas of contention with the relevant tax authorities. In reviewing the recoverability of deferred tax assets the Group has to estimate future taxable income for the relevant countries. To the extent that these estimations indicate that any such assets are not recoverable, then full provision will be made against their carrying value.

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

The Group carries its inventory of finished goods at the lower of cost and net realisable value. In order to determine what this carrying value should be, management has to estimate the price that they expect to achieve on the future sale of the stock. This process involves reviewing current patterns of demand in the market and projecting these forward. It may also require an assessment of how future demand could be affected by changes in the wholesale price charged by the Group and by other factors that may be beyond the control of the group. In this way management will seek to determine the most realistic price that they believe can be achieved and hence the likelihood that inventories on hand can be sold at or above cost.

Finance and operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term. Leasing agreements that transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset has been purchased outright. These assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The capital element of lease payments is applied to reduce the

Back to Contents

outstanding obligations and the interest element is charged to income so as to give a constant periodic rate of charge on the remaining balance outstanding at each accounting period. Assets held under finance leases are depreciated over the shorter of the lease terms or the useful lives of equivalent owned assets.

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

Exceptional items

These are material items arising from events in the past or present ordinary activities of the Group and which due to their size or incidence are disclosed separately in order that the consolidated financial statements give a true and fair view.

Use of estimates

The preparation of the financial statements in conformity with UK GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3 Segmental Analysis

The analysis by class of business of the Group's turnover, income before taxation and assets for the years ended March 31, 2002, March 31, 2001 and March 31, 2000 is set out below.

Turnover by class of business

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Class of business
Computer software	190,363	144,304	120,280
Video editing	4,443	2,950	—

	194,806	147,254	120,280
Inter-segment revenue	(5)	—	—

	194,801	147,254	120,280

Back to Contents

Income/(loss) on ordinary activities before tax

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Class of business
Computer software	49,897	(95,956)	(14,156)
Video editing	(622)	(402)	(15)

	49,275	(96,358)	(14,171)

Net Assets/(Net liabilities)

	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000
Class of business
Computer software	33,396	76,179
Video editing	(2,779)	(2,795)

	30,617	73,384

Video editing was provided by Eidos Post Productions Ltd (formerly Glassworks Productions Ltd), an 85% subsidiary; the business and assets of which were sold on December 15, 2000. The remaining net liabilities represent an intercompany balance with the Eidos group.

Turnover by destination

The Group manages its computer software business by geographical area.

Eidos has offices in the United Kingdom, United States, France, Germany, Japan and Singapore. The latter two do not generate significant income in relation to the remainder of the Group and are included within the 'Rest of World' segment. The French and German offices sell to other French and German speaking European countries (namely Belgium, Austria and Switzerland). For reporting purposes these territories are included within 'Rest of Europe'.

The turnover is attributable to the Group's principal activities and arose in the following geographical areas:

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
United Kingdom	40,085	41,193	25,517
France	21,181	12,639	12,652
Germany	23,488	24,781	16,282
Rest of Europe	35,113	14,207	16,951
United States of America	63,719	39,229	40,576
Rest of World	11,215	15,205	8,302

	194,801	147,254	120,280

Back to Contents

Turnover by origination

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
United Kingdom	73,270	55,884	38,525
France	26,222	15,215	15,413
Germany	27,311	27,517	18,813
United States of America	65,598	46,502	43,046
Rest of World	2,400	2,136	4,483

	194,801	147,254	120,280

Inter-segment sales (predominantly royalties)

	By origination
	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
United Kingdom	65,029	36,744	30,596
France	—	8	—
Germany	111	—	9
United States of America	10,270	5,382	13,380
Rest of World	1,027	978	1,070

	76,437	43,112	45,055

Income/(loss) on ordinary activities before tax

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Geographical segment
United Kingdom	(2,059)	(9,907)	5,728
France	(459)	(1,863)	1,165
Germany	(3,538)	1,036	349
Spain (joint ventures)	493	(4,023)	(3,581)
United States of America	(25,531)	(45,362)	(22,335)
Rest of World	133	69	126

	(30,961)	(60,050)	(18,548)
Profit/(loss) on investments – United Kingdom	80,236	(36,308)	4,377

	49,275	(96,358)	(14,171)

Turnover from the joint ventures originates from Spain and relates to computer software. In addition, turnover in the U.K. includes £1,157,000 (2001: £1,246,000, 2000: £3,856,000) sales to the joint venture in Spain.

Back to Contents

Net Assets/(Net Liabilities)

	March 31, 2001	March 31, 2002

	£'000	£'000
Geographical segment
United Kingdom	72,898	112,475
France	615	1,740
Germany	398	148
Spain (joint ventures)	9,513	4,776
United States of America	(53,366)	(46,392)
Rest of World	559	637

	30,617	73,384

The March 31, 2001 comparatives for segmental analysis by geographical area have been reclassified to more accurately reflect the geographic split. The directors have felt it appropriate that Group adjustments, which were previously held in the United Kingdom, be reclassified to their respective territories.

4 Directors emoluments

Detailed disclosures of the Directors' individual remuneration and share options are also given in Item 6.

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Directors' emoluments
Salary payments and royalties	7,137	4,388	1,090
Fees	74	106	114
Company pension contributions	113	129	98
Other benefits	236	269	262

	7,560	4,892	1,564

Back to Contents

Interests in share options

Details of options held by directors are set out below:

	As at April 1, 2001	As adjusted for rights issue(3)	Granted in period	Lapsed in period	As at March 31, 2002	Post rights issue exercise price	Date from which exercisable	Expiry date

Mr. Livingstone	221,065	245,763	—	—	245,763	142.48	04/03/99	04/01/ 03
	18,935	21,050	—	—	21,050	142.48	04/03/99	04/01/06
	(1)282,880	314,485	—	—	314,485	121.43	—	—
Mr. McGarvey	125,520	139,543	—	—	139,543	154.26	10/16/00	10/14/ 04
	1,000,000	1,111,725	—	—	1,111,725	105.24	10/14/01	10/13/05
Mr. Heath- Smith(2)	180,870	201,077	—	—	201,077	141.04	04/25/99	04/24/ 03
	19,130	21,267	—	—	21,267	141.04	04/25/99	04/24/06
Mr. Protheroe	70,000	77,820	—	—	77,820	142.48	04/03/99	04/01/ 03
	50,000	55,586	—	—	55,586	61.76	07/21/97	07/19/04
	100,000	111,172	—	—	111,172	62.96	03/11/98	03/09/05
Mr. Cruickshank(2)	—	—	88,236	—	88,236	255.00	09/05/04	09/05/08
	—	—	11,764	—	11,764	255.00	09/05/04	09/05/11

Total	2,068,400	2,299,488	100,000	—	2,399,488

None of the non-executive Directors have any options in the Company

(1)	Effective holding shown. Mr. Livingstone holds an option to purchase shares in Eidos Interactive Limited which upon exercise are exchangeable for shares in the Company.
(2)	Mr. Heath-Smith and Mr. Cruickshank are also both contributing to a Sharesave Scheme which will become exercisable on April 1, 2005 with an estimated potential number of shares of 8,119 each at a price of 117.0p, such exercise periods to expire on October 1, 2005. Mr. Heath-Smith was also contributing to an earlier Sharesave Scheme which became exercisable on February 1, 2002 with a number of shares of 7,687 at a price of 125.93p. On February 25, 2002, he exercised his options when the market value was 161.00p.
(3)	In July 2001 there was a 1 for 3 rights issue, which lead to an adjustment in the price and number of all open options. In the table shown in this document, it is assumed that the adjustment happened on April 1, 2001.

The closing market price of shares in Eidos plc was 142.0p on March 28, 2002 and 120.0p on August 31, 2002 The highest closing price during the fiscal year was 288.18p and the lowest was 129.25p.

All options give the holders the rights to acquire shares on a one for one basis.

Back to Contents

5 Employee Information

The average weekly number of persons (including executive directors) employed by the Group and total costs during the periods indicated below were:

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

By activity
Corporate	26	33	30
Computer entertainment software	485	484	513
Video editing, post production and new media	72	35	—

	583	552	543

Computer entertainment software staff numbers have been further broken down in Item 6.

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Staff costs
Wages and salaries	32,526	27,576	25,840
Social security costs	3,763	2,876	2,350
Pension costs (See Note 28)	858	784	788

	37,147	31,236	28,978

6 Net interest and similar charges

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Interest payable
Group
Bank loans and overdrafts	(3,868)	(3,468)	(825)
Convertible bond	(984)	—	—
Finance leases	(43)	(21)	(20)
Other interest	(297)	(204)	(161)

	(5,192)	(3,693)	(1,006)
Share of joint ventures	(48)	(39)	(36)

	(5,240)	(3,732)	(1,042)

Interest receivable
Group	1,100	826	1,485
Share of joint ventures	10	9	141

	1,110	835	1,626

Net interest receivable/(payable)	(4,130)	(2,897)	584

Back to Contents

7 Income/(Loss) on Ordinary Activities Before Tax

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
This is stated after charging:
Depreciation of tangible owned fixed assets	2,767	2,208	2,092
Depreciation of tangible fixed assets held under finance leases	383	220	156
Amortization of goodwill	13,448	16,107	12,098
Write off of goodwill	506	—	—
Auditors' remuneration for audit	255	267	423
Other fees paid to the auditors and their associates*	757	884	855
Hire of plant and machinery – operating leases	606	726	572
Hire of other assets – operating leases	2,133	2,363	2,926
(Gain) or loss on exchange differences	(476)	282	109

*	Other fees paid to the auditors and their associates include tax compliance and advisory fees of £768,000, review of interim statements and quarterly U.S. filings of £87,000. In addition, costs in connection with the rights issue of £269,000 were charged to the share premium account.

8 Profit/(loss) on investments and exceptional items

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Profit / (loss) on investments
Profit on disposal of other investments	80,236	—	8,495
Loss on disposal of associates and other investments	—	—	(750)

Profit on disposal of fixed asset investments	80,236	—	7,745

Write down of investments
Write-off on investment in Express.com (including £895,000 of professional fees incurred during the year)	—	(36,352)	—
Profit on disposal of Associate (after writing back related goodwill of £475,000 previously written off to reserves)	—	44	—
Provision for impairment in carrying value of goodwill (previously written off to reserves)	—	—	(3,299)
Provision against other investments	—	—	(69)

Write down of investments	—	(36,308)	(3,368)

Other items
Returns provision	—	(16,900)	—
Legal and professional fees – abortive bid talk	—	(938)	—

	80,236	(54,146)	4,377

The group returns provision of £16.9 million related to returns identified and incurred during 2001, but relating to titles released in the previous year.

The effect on the taxation charge for the year of the exceptional items is disclosed in Note 9.

Back to Contents

9 Tax on Income/(Loss) on Ordinary Activities

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
U.K. Corporation tax	25,711	—
Overseas taxation	(1,918)	587	344
Deferred taxation	628	—	—

	24,421	587	344
Adjustment in respect of prior years:
Overseas taxation	(349)	244	(773)
U.K. taxation	—	140	429

	24,072	971	—

Of which:
Arising on the disposal of investments	24,586	—	—
Remaining Group taxation	(746)	744	(502)
Joint ventures' taxation	232	227	502

	24,072	971	—

Total income tax expense differs from the amounts computed by applying the U.K. statutory income tax rate of 30% (2001: 30%, 2000: 30%) to income/(loss) before taxes, as a result of the following:

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
U.K. statutory rate	14,783	(28,907)	(4,251)
Difference between overseas and U.K. tax rate	(2,605)	(5,924)	(1,809)
Permanent disallowables	5,946	7,742	4,927
Tax effect of bad debt provision against U.S. intercompany balance	—	—	(2,443)
Timing difference where benefit will be recognized in future periods	3,670	14,807	3,574
Current year losses unable to be utlised in the current period	—	14,151	2,495
Utilization of brought forward losses and losses previously unrecognised	(39)	(469)	(2,278)
Other differences	2,317	(429)	(215)

Provision	24,072	971	—

There is no current year tax effect in the profit and loss account relating to the exceptional items in either the current or prior year.

Corporation tax arising on exceptional items in fiscal 2000 amounted to £24,586,000 relating entirely to the gain on the disposal of Opticom shares.

Back to Contents

10 Earnings/(loss) Per Share

The calculations of earnings per share are based on the following information. All numbers (including the comparatives) reflect the five for one share split, which took place on January 25, 2000 and the 1 for 3 Rights Issue, which took place in July 2001.

Weighted average number of shares:

Number of shares	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

For basic earnings per share	108,083,892	115,223,869	132,514,410
Conversion of convertible debt	5,284,761	—	—
Exercise of share options	5,384,004	2,580,748	1,722,349

For diluted earnings per share	118,752,657	117,804,617	134,236,759

No dividends were paid during any of the last three fiscal years.

	Basic			Diluted
	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000	£'000	£'000	£'000
Net income/(loss) for the year	25,203	(97,329)	(14,171)	25,203	(97,329)	(14,171)
Interest saved on conversion of debt	—	—	—	226	—	—

Earnings/(loss)	25,203	(97,329)	(14,171)	25,429	(97,329)	(14,171)

Earnings/(loss) per share (basic and diluted)	23.3p	(84.5)p	(10.7)p	21.4p	(84.5)p	(10.7)p

Back to Contents

11 Intangible Fixed Assets

	Joint Ventures	Others	Total

	£'000	£'000	£'000
Goodwill
Cost
At April 1, 2001	15,745	33,888	49,633
Additions (Note 31)	—	886	886

At March 31, 2002	15,745	34,774	50,519

Amortization
At April 1, 2001	8,667	27,129	35,796
Exchange adjustments	(4)	77	73
Amortization for the period	5,192	6,906	12,098

At March 31, 2002	13,855	34,112	47,967

Net book value
At March 31, 2002	1,890	662	2,552

At March 31, 2001	7,078	6,759	13,837

Given the nature of the industry, goodwill amortization on Proein SL, Pyro Studios SL (acquired in 2000), Crystal Dynamics, Inc. (acquired in 1999) and Ion Storm (acquired 2002) has been calculated based on the three year estimated useful economic life as detailed in note 2.

12 Tangible Fixed Assets

	Leasehold improvements	Fixtures and fittings	Computer equipment	Motor vehicles	Total

	£'000	£'000	£'000	£'000	£'000
Cost
At April 1, 2001	2,874	2,382	6,942	81	12,279
Exchange adjustment	(22)	(18)	(52)	—	(92)
Additions	36	53	2,413	—	2,502
From acquisitions	7	203	362	—	572
Disposals	—	—	(20)	—	(20)

At March 31, 2002	2,895	2,620	9,645	81	15,241

Depreciation
At April 1, 2001	700	1,818	5,196	70	7,784
Exchange adjustments	(7)	(19)	(55)	—	(81)
Charge for the period	272	315	1,652	9	2,248
Eliminated in respect of disposals	—	—	(15)	—	(15)

At March 31, 2002	965	2,114	6,778	79	9,936

Net book value
At March 31, 2002	1,930	506	2,867	2	5,305

Net book value
At March 31, 2001	2,174	564	1,746	11	4,495

Back to Contents

The net book value of tangible fixed assets includes an amount of £254,000 (2001: £391,000) in respect of assets held under finance leases.

13 Investments

	Joint ventures	Associated undertakings	Other investments	Total

	£'000	£'000	£'000	£'000
At April 1, 2001	2,435	4	2,624	5,063
Share of retained profits less dividends paid	451	—	—	451
Disposals	—	—	(2,555)	(2,555)
Provisions against investments	—	(3)	(69)	(72)

At March 31, 2002	2,886	1	—	2,887

Disposals

Opticom

The Group sold its remaining stake in the during November and December 2001, for £11.0 million net of costs. See Note 8 for details.

Vision Park Entertainment AB

The Group sold it's remaining shares in October 2001 for £122,900.

Back to Contents

Interests in Group undertakings

The directors consider that to give full particulars of all interests in Group undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings whose results or financial position, in the opinion of the directors, principally affected the financial statements of the Group:

Subsidiary undertakings	Country of incorporation	Nature of business	Description of shares held	Other Group companies	Company

Eidos Interactive Limited	England and Wales	Developer and Publisher of computer software	Ordinary £1 shares each and 'A' ordinary £0.05 shares each	—	100%
Eidos Interactive Inc	U.S.A	Developer and Publisher of computer software	Common stock $0.001 par value	100%	—
Crystal Dynamics Inc	U.S.A	Developer of computer software	Common stock no par value	100%
Core Design Limited	England and Wales	Developer of computer software	Ordinary £1 shares	100%	—
Eidos Interactive France SARL	France	Publisher of computer software	Ordinary Shares of 7,623 Euros	100%	—
Eidos Interactive (Deutschland) GmbH	Germany	Publisher of computer software	Euros 25,565	100%	—
Eidos Interactive KK	Japan	Publisher of computer software	100 million Yen	—	100%
Eidos Interactive Pte Limited	Singapore	Publisher of computer software	Ordinary S$1 shares	—	100%
Ion Storm LLP	U.S.A.	Developer of computer software	Partnership units	89%	—

Joint ventures

Proein SL	Spain	Publisher of computer software	5000 Common shares of 6 Euros each	75%		—
Pyro Studios SL	Spain	Developer of computer software	500 Common shares of 6 Euros each	25%	(1)	—
Associated undertakings	Country of incorporation	Nature of business	Description of shares held	Other Group companies		Company

Sports Interactive Limited	England and Wales	Developer of computer software	Ordinary shares	25%		—

All the above companies operated principally in their country of incorporation.

(1)	Effective holding shown.

Back to Contents

14 Stocks

	March 31, 2001	March 31, 2002

	£'000	£'000
Raw materials and consumables	494	501
Finished goods	2,621	3,427

Stocks	3,115	3,928

15 Debtors

	March 31, 2001	March 31, 2002

	£'000	£'000
Trade debtors, net	18,833	23,604
Prepaid licenses	3,855	2,819
Deferred tax asset (note 19)	1,428	1,428
Corporation tax recoverable	3,341	—
Other debtors	2,052	3,813
Prepayments and accrued income	1,880	1,911

	31,389	33,575

Included within prepaid licenses is £1,752,000 in respect of periods that extend beyond one year (2001: £2,791,000).

16 Creditors: Amounts Falling Due Within One Year

	March 31, 2001	March 31, 2002

	£'000	£'000
Bank loans and overdrafts	18,868	66
Obligations under finance leases	67	21
Trade creditors	7,313	10,316
Royalty creditors	4,536	1,454
Other taxes and social security costs	1,302	339
Other creditors	1,511	645
Accruals	8,426	8,233
Corporation tax	11,296	1,423

	53,319	22,497

Back to Contents

17 Creditors: Amounts Falling Due After More Than One Year

	March 31, 2001	March 31, 2002

	£'000	£'000
Accruals and deferred income	2,000	1,240
Obligations under finance leases:
Due between one and two years	56	176
Due between two and five years	262	59

	2,318	1,475

18 Provisions for liabilities and charges

£'000
As at April 1, 2001	—
Provision for future rent commitments	1,524

As at March 31,2002	1,524

The provision represents the discounted value of future lease payments in respect of a vacant property which is leased until 2008 by a subsidiary that was acquired during the period (see Note 31).

19 Deferred Taxation

	March 31, 2001	March 31, 2002

	£'000	£'000
Unrecognized
Difference between tax allowances and book depreciation	390	537
Other timing differences	9,073	11,702
Tax effect of losses carried forward	25,718	24,844

Unrecognized deferred tax asset	35,181	37,083

	March 31, 2001	March 31, 2002

	£'000	£'000
Recognized
Tax effect of losses carried forward	1,428	1,428

The tax effect of losses carried forward includes £16 million acquired tax losses, which arose during the year March 31, 1999 on the acquisition of Crystal Dynamics, Inc. which are available over a number of years.

The other timing differences arise in the USA where they relate mainly to disallowed interest expenses and movements on provisions for future returns.

Back to Contents

20 Called up Share Capital

	March 31, 2001	March 31, 2002

	£'000	£'000
Authorized
March 31, 2001 : 142,500,000 Ordinary Shares of 2p each	2,850	—
March 31, 2002 : 192,500,000 Ordinary Shares of 2p each	—	3,850

Allotted, called up and fully paid
March 31, 2001 : 103,931,470 Ordinary Shares of 2p each	2,079	—
March 31, 2002 : 139,652,515 Ordinary Shares of 2p each	—	2,793

During the year, 980,132 ordinary 2p shares were allotted following the exercise of Eidos options.

In addition 81,607 were allotted in conjunction with the U.S. stock purchase plan. The total consideration received on all share allotments was £1,245,538 cash (total nominal value £21,183)

During the year there was a 1 for 3 Rights Issue, which led to 34,659,306 shares being allotted to existing shareholders, for a total consideration of £53,721,924 (total nominal value £693,186). Fees of £2,090,752 were paid to advisors in relation to this issue, and these were deducted from the share premium account.

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

In general the periods of the Approved and Unapproved Scheme options are ten years and seven years respectively. In addition, certain U.S. employees have been granted options under the U.S. Stock Option Plan and these have a seven year term.

Options are generally exercisable three years after being granted and are on a one share for one option basis with no specific performance criteria.

During 1999 the Company launched an Inland Revenue approved SAYE Share Scheme (''Sharesave Scheme'') for all U.K. employees. Similar schemes were rolled out to employees in the French, German, Japanese and Singapore offices during 2000.

Back to Contents

The following options for 2p Ordinary Shares were outstanding at March 31, 2002:

	Number of shares over which options granted	Option exercise price
	Post rights Issue	Post rights Issue	Option exercise period

UK Inland Revenue Approved Scheme	55,586	61.76p	07/21/97-07/19/04
	111,172	62.96p	03/11/98-03/09/05
	21,267	141.04p	04/25/99-04/24/06
	21,050	142.48p	04/03/99-04/01/06
	168,379	154.26p	01/21/00-01/19/07
	164,033	254.00p	07/25/04-07/25/11
	11,764	255.00p	09/05/04-09/05/11
	22,232	298.63p	04/11/03-10/11/03
	181,390	298.63p	04/11/03-04/10/10
	9,110	329.21p	05/29/02-05/28/09

UK Inland Revenue Unapproved Scheme	1,111,725	105.24p	10/14/01-10/13/05
	257,930	140.92p	09/11/01-09/10/05
	201,077	141.04p	04/25/99-04/24/03
	323,583	142.48p	04/03/99-04/01/03
	235,232	154.26p	01/21/00-01/19/04
	139,543	154.26p	10/16/00-10/14/04
	630,137	298.63p	04/11/03-04/10/07
	129,855	329.21p	05/29/02-05/28/06
	866,467	254.00p	07/25/04-07/25/08
	88,236	255.00p	09/05/04-09/05/08

US Stock Option Plan	138,454	254.70c	01/21/00-01/19/04
	111,172	525.80c	05/29/02-05/28/06
	239,013	472.76c	04/11/03-04/10/07
	472,500	361.00c	07/24/04-07/24/08

5,710,907

	Number	Exercise price	Maturity date

International (non US) Sharesave	36,466	125.93p	02/01/02
Scheme	79,948	160.11p	02/01/04
	4,837	149.31p	02/01/05
	62,061	205.98p	08/01/03
	14,314	263.55p	08/01/02
	682	842.29p	02/01/03
	4,324	403.00 Euro cents	06/01/03
	8,775	403.00 Euro cents	06/01/04
	15,803	198.00p	08/01/04
	246,198	117.00p	04/01/05
	7,879	192.00 Euro cents	04/01/05
	29,670	213.50 Euro cents	04/01/06

510,957

These options include those granted to directors of the Company, which are also detailed in Item 6.

Back to Contents

22 Share Premium Account, Reserves and Reconciliation of Movements in Shareholders' Funds

The balances as at each balance sheet date and the movements in the periods are set out in the Consolidated Statements of Changes in Shareholders' Equity.

23 Reconciliation of operating profit/(loss) to net cash outflow/(inflow) from operating activities

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Operating income/(loss)	(23,888)	(52,973)	(15,538)
Loss on disposal of fixed assets	—	233	—
Depreciation of tangible fixed assets	3,150	2,428	2,248
Amortization and write off of goodwill	10,479	10,915	6,906
(Increase)/decrease in stock	(7,921)	10,591	(523)
(Increase)/decrease in debtors	(20,628)	55,012	(5,922)
Increase/(decrease) in creditors	10,341	(24,318)	(2,619)

Net cash inflow/(outflow) from operating activities	(28,467)	1,888	(15,448)

24 Analysis of Net Funds

	March 31, 1999	Change in period	March 31, 2000	Change in period	March 31, 2001	Change in period	March 31, 2002

	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Net cash:
Cash at bank and in hand	48,220	55,229	103,449	(75,094)	28,355	(11,752)	16,603
Bank overdrafts	—	(3,366)	(3,366)	2,998	(368)	368	—

Total cash and demand debt	48,220	51,863	100,083	(72,096)	27,987	(11,384)	16,603
Loans repayable within one year	—	(77,250)	(77,250)	58,750	(18,500)	18,434	(66)

	48,220	(25,387)	22,833	(13,346)	9,487	7,050	16,537

Short-term deposits and liquid resources	—	—	—	—	—	34,030	34,030

	48,220	(25,387)	22,833	(13,346)	9,487	41,080	50,567
Finance leases	(515)	314	(201)	(184)	(385)	129	(256)
Convertible bonds	(30,994)	30,994	—	—	—	—	—

Net funds	16,711	5,921	22,632	(13,530)	9,102	41,209	50,311

Back to Contents

24 Analysis of Net Funds (Continued)

Reconciliation of Net Cash Flow to Movement in Net Funds

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Increase/(decrease) in cash in period	(24,986)	(13,625)	7,237
Cash outflow from decrease in lease financing	370	274	223
Increase in term deposits	—	—	34,030

Change in net funds resulting from cash flows	(24,616)	(13,351)	41,490
Conversion of bonds	31,248	—	—
New finance leases	(56)	(437)	(131)
Exchange rate movements	(655)	258	(150)

Movement in net funds in period	5,921	(13,530)	41,209
Net funds at beginning of period	16,711	22,632	9,102

Net funds at end of period	22,632	9,102	50,311

25 Contingent Liabilities

From time to time, the Group is subject to claims and litigation and at the period end there were a small number of claims outstanding against the Group. Full provision has been made in the Financial Statements where it is considered that the Group may have a liability. A total of £100,000 has been provided in respect of such claims at March 31, 2002.

In the opinion of the Directors the remaining claims outstanding are not expected to give rise to any significant liability for the Group.

26 Commitments under Operating Leases

The Group had the following annual commitments under non-cancelable operating leases, analyzed into leases that expire as follows:

	Land and buildings		Plant, machinery, motor vehicles and computer equipment

	March 31, 2001	March 31, 2002	March 31, 2001	March 31, 2002

	£'000	£'000	£'000	£'000
Within one year	241	171	224	67
In two to five years	582	2,063	440	258
After five years	1,351	514	—	—

	2,174	2,748	664	325

27 Capital Commitments

As at March 31, 2002 the Group had contracted to make payments, conditional on development milestones, totaling £7.0 million to various licensors and developers involved in providing games software for the Group's use. £5.9 million is payable within one year and the remaining £1.1 million is due within one to two years. All development contracts can be terminated without penalties, if development milestones are not achieved.

Back to Contents

28 Pension Commitments

Effective from January 1, 1997 the Group has operated a defined contribution private pension plan. The assets of the plan are held separately from those of the Group in an independently administered fund. Defined contributions are paid to the plan and charged to income so as to spread the cost of pensions over the employees' and directors' working lives within the Group. Contributions paid by the Group during the current year were £357,000 (2001: £428,000, 2000: £498,000). At the year end no contributions were outstanding.

In addition, one director is a member of the Core Design Pension Scheme. This is also a defined contribution scheme. Contributions paid by the Group during the current year were £30,000 (2001: £27,9000, 2000: £25,950). No contributions were outstanding at the year end.

All overseas pension arrangements are also of a defined contribution nature. Contributions for the year were £401,000 (2001: £328,000, 2000: £334,000).

In October 2001, the UK Government made it compulsory for most companies in the U.K. employing over 5 members of staff to give their staff access to Stakeholder pensions. Eidos plc has reviewed its Group Personal Pension Plan and implemented a number of minor changes (such as lowering the entrance age) to ensure that the Plan is Stakeholder Exempt and no further action was needed to comply.

29 Related Party disclosures

In relation to material transactions, the Group has not identified any parties who are able to negotiate more favorable terms than would have been available to any other independent party on an arm's length basis.

Fiscal 2002

(a)	During the year the Group paid £6.1 million (2001: £7.1 million) to its associated companies as royalties and for development of games for the Group.

(b)	In July 1999 Eidos acquired a 75% stake in Proein SL. In the year to March 31, 2002 Eidos sold games to Proein SL totalling £1.1 million (2001: £1.2 million). These games were all sold on an arm's length basis. In addition in the same period Eidos paid £3.7 million (2001: £1.0 million) to Pyro Studios SL (in which Eidos acquired a 25% stake) as royalties for the development of games for Eidos. At March 31, 2002 Eidos was owed £105,000 (2001: £159,000) by Proein SL, and owed Pyro Studios SL £51,000 (2001: £139,000).

(c)	In June 2001 Eidos took its stake in Ion Storm to 89% (see Note 30). In the year to March 31, 2002 Eidos paid £5.6 million to Ion Storm as advances for the development of games for Eidos. At March 31, 2002, Ion Storm owed Eidos £4.0 million.

Fiscal 2001

(a)	During the year the Group paid £7.1 million (2000: £6.1 million) to its associated companies as royalties and advances on games being developed for the Group.

(b)	In July 1999 the Group acquired a 75% stake in Proein SL. In the year to March 31, 2001 the Group sold games to Proein SL for a total of £1.2 million (2000: £3.9 million) after provisions. These games were all sold on an arm's length basis. In addition in the same period the Group paid £1.0 million (2000: £0.8 million) to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group. At March 31, 2001 the Group was owed £159,000 (2000: £1.7 million) by Proein SL (via a third party distributor) and owed Pyro Studios SL £139,000 (2000: £326,000).

(c)	On December 15, 2000, the business and assets of Glassworks Productions Ltd, a subsidiary undertaking of the Group, were sold to Glassworks Post Productions Ltd, a

Back to Contents

subsidiary of Das Werks AG, for £700,000. Hector Macleod, a Director of Glassworks Productions Ltd, is also a Director and minority shareholder of Glassworks Post Productions Ltd. On December 21, 2000 Glassworks Productions Ltd changed its name to Eidos Post Productions Ltd.

As reported in fiscal 2000

(a)	Jeremy Heath-Smith, a director and executive officer of the Group, is a member of the Core Design Pension Fund. The Fund's assets include sole ownership of the premises occupied during part of the year by Core Design Limited. The rent paid by Core Design Limited to the pension fund is £40,000 per annum.

(b)	The Group paid £1.0 million to Eidopt AS (50% holding) to fund its research into a games storage device.

(c)	Eidos Technologies Limited has granted a license of certain of its video compression intellectual property to Forbidden Technologies plc. In return, the Group will receive a royalty stream on Forbidden Technologies' products, which incorporate the technology licensed. Mr. Streater, a former executive director of Eidos plc, and Mr. Steel, a current non-executive director of Eidos plc, are both directors of Forbidden Technologies plc. Mr. Streater left the Group to found Forbidden Technologies plc and therefore was no longer involved with the Group when the license was granted. Mr. Steel took no part in the discussions on either side.

The Group has taken advantage of the exemption in Financial Reporting Standard No 8 in respect of subsidiaries that are greater than 90% subsidiaries.

All inter-company transactions are required to be on an arm's length basis.

30 Derivatives and Other Financial Instruments

The Group is exposed to certain market risks arising from transactions in the normal course of business and financial instruments used to finance the Group's operations. The main risks arising are foreign currency risk and interest rate risk. The Group's treasury policy is to manage financial risks that arise in relation to underlying business needs

The numerical disclosures in this note deal with financial liabilities as defined by Financial Reporting Standard 13: Derivatives and Other Financial Instruments: Disclosures (FRS 13). Certain financial assets such as investments in subsidiary, joint and associated undertakings are excluded from the scope of these disclosures.

As permitted by FRS13, short-term debtors and creditors have also been excluded from the disclosure, other than the currency disclosures.

Interest rate risk profile of financial liabilities

The interest rate and currency profile of the Group's financial assets and liabilities at March 31, 2002 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Yen	Total

	£'000	£'000	£'000	£'000	£'000	£'000
Cash and liquid resources – floating rate	43,454	889	6,107	183	—	50,633
Floating rate debt	—	—	—	—	(66)	(66)

	43,454	889	6,107	183	(66)	50,567

Back to Contents

The corresponding interest rate and currency profile of the Group's financial assets and liabilities at March 31, 2001 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£'000	£'000	£'000	£'000	£'000	£'000
Cash and liquid resources – floating rate	14,871	5,238	7,793	164	289	28,355
Floating rate debt	(18,868)	—	—	—	—	(18,868)

	(3,997)	5,238	7,793	164	289	9,487

Cash deposits and liquid resources comprise of cash deposits placed on money markets for periods of up to six months. Floating rate debt comprises of bank borrowings bearing interest at rates based on inter-bank interest rates.

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

The table below shows the Group's currency exposures, i.e. those transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. These exposures were as follows:

	Net foreign currency monetary assets/(liabilities)

	U.S. dollar	Euros	Singapore dollar	Japanese Yen	Total

	£'000	£'000	£'000	£'000	£'000
Functional currency of group operation
Sterling	4,398	6,509	21	690	11,618
US Dollar	—	120	2	53	175
Euro	—	—	—	(1)	(1)
Yen	(53)	—	(2)	—	(55)

at March 31, 2002	4,345	6,629	21	742	11,737

at March 31, 2001	49,837	13,965	363	175	64,340

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at March 31, 2002 were as follows:

	2001	2002

	£'000	£'000
In one year or less	18,868	66

Borrowing facilities

The undrawn committed facilities of the Group at March 31, 2002, mature as follows:

	2001	2002

	£'000	£'000
Within one year	31,500	15,729

Back to Contents

Guarantees

The company has given a letter of guarantee to secure a committed borrowing facility of £0.8 million for a subsidiary undertaking.

Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at March 31, 2002.

	2001		2002

	Book value	Fair value	Book value	Fair value

	£'000	£'000	£'000	£'000
Primary financial instruments held or issued to finance the Group's operations
Borrowing falling due within one year	(18,868)	(18,868)	(66)	(66)

Financial assets:
Investments	5,103	16,790	2,886	2,886
Cash	28,355	28,355	50,633	50,633

The Group disposed of all listed investments during the year. All other investments have been valued at cost, as this is not significantly different from their fair values.

Gains and losses on hedges

The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on trading balances denominated in foreign currencies. Changes in the fair value of instruments used to hedge foreign currency monetary assets and liabilities are recognized in the financial statements in the hedged periods. There were no unrecognized gains or losses at the year end, as the Group had no open derivatives at March 31, 2001 and 2002.

31 Acquisitions

On 27 June 2001 the Group took its holding in Ion Storm LP to 89.6% of the issued partnership units for a nominal sum. The 89.6% holding has been built up over a series of step acquisitions for which the fair value of the total consideration paid was $536.

In accordance with FRS2, the results of Ion Storm LP have been consolidated from 1 July 2001 as the Directors believe that this was the point at which control of the entity effectively passed to the Group. The net loss recognised in the period relating to Ion Storm LP was $5,918,222.

Back to Contents

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the group.

	Book Value	Accounting policy alignments	Other fair value adjustments	Fair value	Sterling equivalent at 27 June, 2001

	$000	$000	$000	$000	£000
Fixed Assets
Tangible	2,158	—	(1,346)	812	572
Current Assets
Debtors	146	(104)	—	42	36
Cash	527	—	—	527	371

Total Assets	2,831	(104)	(1,346)	1,381	979
Creditors	(2,091)	1,763	(2,302)	(2,630)	(1,865)

Net Assets	740	1,659	(3,648)	(1,249)	(886)

Goodwill				1,249	886

				—	—

The accounting policy alignment related to the reversal of various debtor and creditor balances held in respect of other Group companies prior to acquisition.

The fair value adjustments comprised the write off of certain leasehold improvements in a vacant property of $1,346,000 and an accrual of $2,302,000 for future rental commitments at the same property.

Net cash outflows in respect of the acquisition comprised:

		Sterling equivalent at 27 June, 2001

	$000	£000
Cash consideration	—	—
Cash at bank and in hand acquired	527	371

Net inflow of cash and cash equivalents in respect of the purchase	527	371

The total consideration of $536 remained outstanding at March 31, 2002.

Back to Contents

32 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from US GAAP.

Application of US GAAP as described below has the following effect on the Group's consolidated net income/(loss) and shareholders' equity:

	Year ended March 31, 2000		Year ended March 31, 2001		Year ended March 31, 2002

	£'000		£'000		£'000
Net income/(loss) reported under UK GAAP	25,203		(97,329)		(14,171)
US GAAP adjustments:
Amortization of goodwill	(758)		(333)		(135)
Loss on sale or termination of operations	2,007		—		—
Full consolidation of joint venture company	(129)		108		—
Tax effects of US GAAP adjustments	(1,993)		—		—
Revenue recognition	(938)		—		938
Deferred bank charges	—		1,250		(1,250)
Provisions against investments	—		—		(204)

Net income/(loss) in accordance with US GAAP	23,392		(96,304)		(14,822)

Earnings/(loss) per share in accordance with US GAAP
Basic	24.1	p	(83.6	)p	(11.2	)p
Diluted	22.1	p	(83.6	)p	(11.2	)p
	March 31, 2001	March 31, 2002

	£'000	£'000
Shareholders' equity reported under UK GAAP	30,617	73,384
US GAAP adjustments
Goodwill	20,746	20,746
Write off of in process research and development	(2,368)	(2,368)
Amortisation of goodwill	(18,243)	(18,378)
Unrealized appreciation on investments	14,185	—
Full consolidation of joint venture company	(19)	—
Equity accounting trade investment	204	—
Revenue recognition	(938)	—
Deferred bank charges	1,250	—
Tax effect of US GAAP adjustments	(4,236)	—

Shareholders' equity in accordance with US GAAP	41,198	73,384

(1) Purchase Accounting

All of the Group's acquisitions have been accounted for using purchase accounting for both UK and US GAAP. Under UK GAAP, in-process research and development costs are not identified as an acquired asset in the purchase price but rather are capitalized as goodwill and amortized over the expected useful life. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be

Back to Contents

charged as en expense at the time of acquisition. In accordance with US GAAP, the Group has identified £24.2 million in the aggregate as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: £8.2 million, 1997: £13.8 million, and 1999: £2.4 million).

The Group has recorded the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired as goodwill, for US GAAP purposes in connection with various acquisitions. For the years ended March 31, 2000, 2001 and 2002, goodwill is amortized over 3 years for both UK and US GAAP purposes as 3 years is the estimated useful life due to the rapid pace of change in the industry.

In July 2001, the Financial Accounting Standards Board (''FASB'') issued Statement of Financial Accounting Standard (''SFAS'') No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Group is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

Under UK GAAP, purchased goodwill in respect of acquisitions before 1 January 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since 1 January 1998 is capitalized in accordance with the requirements of FRS 10 Goodwill and Intangible Assets. Positive goodwill is amortized to nil in equal installments over the estimated useful life. Upon subsequent disposal or closure of an acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal.

For acquisitions prior to 1 April 1998, the benefit of acquired tax losses, as they are recognized in periods subsequent to acquisition are credited to income under UK GAAP and credited to goodwill for US GAAP. There is no difference in treatment for acquisitions subsequent to 1 April 1998.

(2) Consolidation and Accounting for Investments in Common Stock

Certain investments made by the Group during the year ended March 31, 2000 have been reported differently under UK GAAP and US GAAP due to the respective definitions of a subsidiary, joint venture, associate and investment.

Under UK GAAP, definitions of subsidiary, joint venture, associate and investment are broadly based upon control, to a certain extent irrespective of the percentage of shares held. Under US GAAP, the percentage of shares held is the primary basis on which an investment is categorized as a subsidiary, joint venture, associate and investment. Strong evidence must be present in

Back to Contents

order to not consolidate an entity with a greater than 50% shareholding or to equity account for an investment of greater than 20% shareholding.

During the year ended March 31, 2000, the Group acquired a 75% interest in Proein SL. Because of the nature of the contractual joint control arrangements, this investment is considered a joint venture in accordance with UK GAAP and is accounted for using the equity method of accounting. For US GAAP purposes, Proein SL has been treated as a subsidiary and consolidated. While on a line-by-line basis, the statement of operations and balance sheets differs under UK and US GAAP, in reconciling net income and shareholders' equity from UK to US GAAP, there is only one difference relating to the treatment of the provision for unsold inventory. The Group is one of Proein SL's main suppliers. At each year-end, adjustments are made to eliminate the Group's profit on inventory sold to Proein SL that remains unsold. Adjustments are made for both UK and US GAAP, however the adjustment is 75% for UK GAAP and 100% for US GAAP.

The Group, in a series of acquisitions, acquired a 26% interest in Top Cow Productions during the years ended March 31, 1999 and 2000. Under UK GAAP, this was considered an investment and not an associate that would be accounted for using the equity method because although the Group had a participating interest (defined as greater than 20%), it did not exercise significant influence over the operating and financial policies of Top Cow Productions. Under US GAAP, an investment of over 20% of the voting stock of an investee leads to the presumption that an investor has the ability to exercise significant influence over the investee. In accordance with US GAAP, the investment in Top Cow Productions was accounted for using the equity method.

(3) Equity securities

Under UK GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under US GAAP, these securities are marked to market with any unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. In prior years, the Group had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom). This investment was not marked to market at March 31, 1999 because the Board concluded that the price quoted on the Norwegian stock exchange was not representative of fair value. This was because of the stage of development of the company and the size of the holding in relation to normal trading volumes. Accordingly the investment was carried at cost for US accounting purposes. During March 2000, the Group sold a large proportion of its shareholding (at a discount to then quoted market price). The remaining holding was being marked to market under US GAAP until its disposal during the current financial year.

(4) Revenue recognition

Under UK GAAP, license income and advance royalties are recognized when contractually due and non-refundable. Under US GAAP, SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended March 31, 2000, the Group received non-refundable advance royalties which met the criteria for revenue recognition under UK GAAP but not under US GAAP. Accordingly, under US GAAP these advance royalties had been deferred but were recognized in the current year as the associated royalties were actually earned. There were no such royalties in fiscal years 2001 and 2002.

Back to Contents

(5) Deferred taxation

The tax effects of temporary differences that give rise to deferred taxes are:

	March 31, 2001	March 31, 2002

	£'000	£'000
Net operating loss carry forward	26,986	26,271
Capital loss on investment in Express.Com	10,798	8,520
Other	9,623	12,240

	47,407	47,031
Valuation allowance	(45,979)	(45,603)

Deferred tax asset	1,428	1,428
Unrealized appreciation of investments	(4,236)	—

Net deferred tax asset/(liability)	(2,808)	1,428

As of March 2002 the Group had federal operating loss carry forwards of £67.2 million all of which will expire between 2012 to 2022. There were no federal losses with an unlimited carry forward period. Additionally the Group has local operating loss carry forwards of £31.8 million, expiring between 2003 and 2012.

The deferred tax asset in relation to Express.com relates to the £35.4 million write down of this investment. At March 31, 2002, the capital loss carryforward is £28.4 million. Capital losses in relation to this have unlimited carry forward.

As of March 31, 2002, management of the Company has evaluated the positive and negative evidence as required by UK and US GAAP, impacting the realizability of the deferred tax assets. Accordingly, the deferred tax assets have been partially reserved. Management believes that it is more likely than not that the net deferred tax asset will be realized.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of March 31, 2002 will be allocated as follows:

£'000

Income tax benefit that would be reported in the Consolidated Statement of Income	44,837
Goodwill and other non-current intangible assets	766

45,603

The net change in the valuation allowance for the year was a decrease of £0.4 million (2001: increase of £29.3 million).

Under UK GAAP, deferred tax assets are classified under Debtors, or in some circumstances, net off deferred tax liabilities. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carry forwards are classified according to the expected reversal date of the carry forward.

As at March 31, 2002, the Group does not believe that there was any material deferred tax liability arising from the excess of the value of its subsidiaries, joint ventures or associates over their base costs for tax purposes.

Back to Contents

Under UK GAAP, the share of tax incurred by joint ventures is included in the tax on loss on ordinary activities. Under US GAAP, this tax would be included as part of equity in loss of affiliates within income before income taxes.

(6) Deferred Bank Charges

Under the terms of an agreement with the Royal Bank of Scotland, certain fees became payable on the variation of the Group's banking facility which took place after the March 31, 2001 year end. Since these fees were both known and quantifiable at the year end, they were accrued in full in the year, under UK GAAP. Under US GAAP however, any such fees relating to the early extinguishment of debt must be recognised in the period of extinguishment. Consequently, these fees were expensed during the year to March 31, 2002 under US GAAP.

(7) Provision against Investments

As discussed under (2) Consolidation and accounting for investments in common stock, the carrying value of the Groups' investment in Top Cow was provided against in full.

(8) Consolidated Statements of Cashflow

The consolidated statements of cashflow prepared in accordance with Financial Reporting Standard No. 1 (revised) present substantially the same information as that required under US GAAP. However, under US GAAP the cashflows of one of the joint ventures in Spain (which is consolidated as a subsidiary under US GAAP and equity accounted under UK GAAP) should be added. This has the effect of decreasing the net cash inflow by £169,000. In addition, under US GAAP, there are certain differences from UK GAAP with regard to classification of items within the cashflow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cashflow is presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing activities. Under US GAAP cashflow is presented separately for operating activities, investing activities and financing activities. Cashflow from taxation and returns on investments and servicing of finance would, with the exception of dividends paid and costs of financing, be included as operating activities under US GAAP. The payments of dividends and costs of financing would be included under financing activities under US GAAP.

Under US GAAP, cash and cash equivalents do not include bank overdrafts, as is the case under UK GAAP. Under US GAAP such bank overdrafts are presented within financing activities.

Under US GAAP, capital expenditure and financial investment and acquisitions and disposals are included in investing activities.

Set out below, for illustrative purposes, is a summary consolidated statement of cashflow under US GAAP.

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002

	£'000	£'000	£'000
Cash flow from operating activities	(44,722)	(13,609)	(20,762)
Cash flow from investing activities	19,144	(873)	9,203
Cash flow from financing activities	80,572	19,390	52,723

Net increase/(decrease) in cash and cash equivalents	54,994	4,908	41,164

Back to Contents

(9) Accounting for stock-based compensation

The Group has adopted only the disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, and will continue to recognize stock-based compensation expenses under APB Opinion No. 25. Accounting for Stock Issued to Employees. As required, pro-forma net income/(loss), earnings/(loss) per share and weighted-average grant-date fair value of options granted, based on SFAS 123's fair value methodology are disclosed below. The fair values of options were determined assuming an expected average life of three years (three or four years for the Sharesave Schemes) and risk-free interests ranging from 4.9% to 5.1%. Furthermore, volatility of 75% (2001: 75%, 2000: 186%) and dividend yield of nil were assumed. The stock-based compensation expense is recognized over the vesting period which is generally three years.

	Year ended March 31, 2000 (restated)	Year ended March 31, 2001 (restated)	Year ended March 31, 2002

In thousands, except per share data	£'000	£'000	£'000
Income/(loss) for the period under US GAAP	23,392	(96,304)	(14,822)
Adjustment:
Stock-based compensation expense under SFAS 123	(1,185)	(1,688)	(1,675)

Pro forma income/(loss) for the period	22,207	(97,992)	(16,497)

Pro forma earnings/(loss) per share	16.8p	(85.0p )	(12.4p )

Eidos stock option schemes (restated)

£
Weighted-average grant-date fair value of options granted:
Year ended March 31, 2000	£2.20
Year ended March 31, 2001	£1.94
Year ended March 31, 2002	£1.33

The stock based compensation figures have been restated to reflect the 1 for 3 Rights Issue that occurred during the year ended March 31, 2002

33 Companies Act 1985

The consolidated financial statements do not constitute ''statutory accounts'' within the meaning of the Companies Act 1985 (United Kingdom) for any of the periods presented. Statutory accounts for the periods ended March 31, 2001 and 2000 have been filed with the United Kingdom's Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act. For the current financial period, the Group will prepare and file consolidated financial statements for a fifteen month period ending June 30, 2002.

These consolidated financial statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statement of income and balance sheet items.

Back to Contents

ITEM 9 – THE OFFER AND THE LISTING

The Offer and Listing Details

The Ordinary Shares were included on the Unlisted Securities Market of the London Stock Exchange from December 1990 until October 1995 when they were included on the Official List of the London Stock Exchange under the symbol ''EID.'' On December 20, 1996, 3,000,000 Ordinary (10p) Shares were listed on the Nasdaq National Market in the form of American Depositary Shares evidenced by American Depositary Receipts under the symbol ''EIDSY.'' Morgan Guaranty Trust Company of New York is the Depositary and transfer agent for the ADSs.

There was a five-for-one stock split on January 25, 2000. This split affected both Ordinary Shares and ADSs.

A 1 for 3 rights issue was announced on May 31, 2001, which was ratified by shareholders on June 18, 2001 and closed on July 12, 2001.

Figures in this section have been adjusted for both the five for one stock split and the 1 for 3 rights issue.

The following table sets forth, for the periods indicated, the period high and low middle market quotation for the Ordinary Shares as derived from the London Stock Exchange Daily Official List.

Ordinary Shares Pricing Information

High and Low Trading Prices in Past Five Fiscal Years	High	Low

Fiscal 1998	£2.12	£0.80
Fiscal 1999	£3.66	£1.00
Fiscal 2000	£11.44	£3.12
Fiscal 2001	£4.94	£1.60
Fiscal 2002 (up to March 31, 2002)	£2.88	£1.29
High and Low Trading Prices in Past Nine Fiscal Quarters
	High	Low

Quarter ended
June 30, 2000	£4.94	£2.34
September 30, 2000	£4.81	£3.05
December 31, 2000	£2.85	£1.60
March 31, 2001	£2.63	£1.81
June 30, 2001	£2.88	£1.50
September 30, 2001	£2.82	£1.50
December 31, 2001	£2.64	£1.54
March 31, 2001	£1.90	£1.29
June 30, 2002	£1.70	£1.16
Monthly High and Low Trading Prices in Last Six Months	High	Low

January 2002	£1.90	£1.60
February 2002	£1.73	£1.34
March 2002	£1.46	£1.29
April 2002	£1.48	£1.29
May 2002	£1.70	£1.22
June 2002	£1.52	£1.16
July 2002	£1.41	£1.08
August 2002	£1.32	£0.85

On August 31, 2002, there were 139,767,195 Ordinary Shares held by 6,893 record holders.

Back to Contents

American Depositary Shares Pricing Information(1)

High and Low Trading Prices in Past Five Fiscal Years	High	Low

Fiscal 1998	$4.00	$1.50
Fiscal 1999	$6.49	$1.85
Fiscal 2000	$20.50	$5.60
Fiscal 2001	$8.31	$2.56
Fiscal 2002	$4.99	$1.67

High and Low Trading Prices in Past Nine Fiscal Quarters	High	Low

Quarter ended
June 30, 2000	$8.31	$4.00
September 30, 2000	$8.00	$5.13
December 31, 2000	$4.81	$2.56
March 31, 2001	$4.38	$2.88
June 30, 2001	$4.99	$2.43
September 30, 2001	$4.05	$2.20
December 31, 2001	$3.80	$2.12
March 31, 2002	$2.80	$1.67
June 30, 2002	$2.60	$1.81

Monthly High and Low Trading Prices in Last Six Months	High	Low

January 2002	$2.80	$2.31
February 2002	$2.60	$1.90
March 2002	$2.11	$1.67
April 2002	$2.29	$1.98
May 2002	$2.60	$1.95
June 2002	$2.30	$1.81
July 2002	$2.20	$1.82
August 2002	$2.02	$1.30

(1)	Each American Depositary Share represents 1 Ordinary Share

On August 31, 2002, there were 138 holders of record of the Company's American Depositary Shares (including 1 for DTC) and 4,587,817 American Depositary Shares were outstanding (equivalent to 4,587,817 Ordinary Shares or approximately 3.3% of the outstanding Ordinary Shares).

Markets

The Company's Ordinary Shares trade on the London Stock Exchange and the Company's American Depositary Shares trade on the NASDAQ National Market.

Back to Contents

ITEM 10 – ADDITIONAL INFORMATION

Memorandum and Articles of Association

A copy of these items was incorporated in the Company's 2001 Annual Report on Form 20-F. The information relating to memorandum and articles of association included in such report are hereby incorporated by reference.

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

(a) Express.com, Inc.

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

(b) Disposal of shareholding in Opticom

In March 2000, the Company announced a disposal of the majority of its shareholding in Opticom to T. J. Fussell, R. N. Keith and Credit Suisse First Boston (International) AG. The disposal was of 1,140,000 of the Company's 1,476,052 shares in Opticom for a total consideration of NOK 1,254 million (approximately £94 million). The Group sold its remaining stake in the company in a series of open-market transactions during November and December 2001, for £11.0 million net of costs.

(c) Vision Park Entertainment A.B.

In October 1996, the Company acquired 46.25% of Innerloop Technologies A.S. (''Innerloop''), a Norwegian based developer. The Company's shareholding was subsequently diluted to 39.54% on the exercise of Innerloop stock options. In September 2000, Innerloop was acquired by Vision Park Entertainment AB (publ.), a Swedish publicly quoted games development company listed on OM Stockholmsborsens O-lista. The Company's holdings in Innerloop were converted into 585,198 Vision Park shares, representing 5.13% of Vision Park's share capital. In November 2000, the Company sold 206,600 shares in Innerloop, leaving it with a holding of 3.32%. The Group sold it's remaining shares in October 2001 for £122,900.

(d) Glassworks Productions Ltd (now called Eidos Post Productions Ltd)

In December 2000, Glassworks Post Productions Ltd (a subsidiary of Das Werk AG, an independent multimedia group) acquired the business and assets of Group member Glassworks Productions Ltd, including various intellectual property rights in certain post production video technology, for a total consideration of £700,000. At the same time 47 employees left the Group to work for the purchaser.

(e) Underwriting Agreement

In May 2001, the Company entered into an underwriting agreement with Dresdner Kleinwort Wasserstein under which Dresdner Kleinwort Wasserstein agreed to procure subscribers for, or failing which itself to subscribe for, New Ordinary Shares not taken up under the Company's 2001

Back to Contents

1 for 3 Rights Issue. In consideration of its services under the agreement, Dresdner Kleinwort Wasserstein was paid commissions and fees of £1.5 million. The Rights Issue was successfully completed during the period and both parties rights and obligations under the agreement have now expired.

Taxation

The following is a summary of certain UK tax consequences generally applicable to the acquisition, ownership and disposition by a beneficial owner of ADSs representing Ordinary Shares and of Ordinary Shares not in ADS form that is resident in the United States and not resident in the United Kingdom (a ''US Holder'') for the purpose of the current double taxation convention between the United States and the United Kingdom (the ''Convention''). It should be noted that on July 24, 2001 representatives of the United Kingdom and United States signed a new Income Tax convention (the ''New Treaty''). As of the date hereof, the New Treaty has not yet been ratified by the United States Senate or the Government of the United Kingdom, and there can be no assurance that it will be ratified. Thus, the New Treaty does not currently have the force and effect of Law. However, if the New Treaty is ratified and enters into force, you will no longer be entitled to claim a special foreign tax credit in respect of dividends that is available under the terms of the Current Treaty, except for a limited period of time during which you may elect to apply the entirety of the Current Treaty in preference to the New Treaty. This summary is therefore based on current UK tax law as of the date of this document and is therefore subject to any changes to UK tax law. Because the following discussion is a general summary that does not purport to address all potential tax consequences for all types of investors, US Holders of ADSs or Ordinary Shares should consult their own tax advisers as to the particular tax consequences to them of acquisition, ownership and disposition of the ADSs or the Ordinary Shares. The following summary of certain UK tax considerations does not address the tax consequences to a US Holder (i) who is a resident (or in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or (ii) whose holding of Ordinary Shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such US Holder carries on business activities or, in the case of an individual, performs independent personal services, with a fixed base situated therein.

For the purposes of the Convention, US Holders of ADSs will be treated as the beneficial owners of the underlying Ordinary Shares represented by the ADSs and evidenced by the ADRs. Accordingly, except as noted, the UK tax consequences discussed below apply equally to US Holders of ADSs and Ordinary Shares.

Taxation of Dividends under UK Law and Refunds of Tax Credits

Under the provision of the Convention and current UK law, a US holder of Ordinary Shares of ADSs who is an individual or a corporate portfolio holder (which is broadly defined as a shareholder who holds less than 10% of the voting shares of the Company) is entitled to receive from the UK Inland Revenue a refund (the ''Tax Treaty Payment'') of an amount equal to the tax credit in respect of the dividend to which an individual resident in the UK would be entitled minus a withholding tax of 15% of the sum of the cash dividend plus the tax credit (limited to the tax credit). On the basis of an £80 dividend (which amount has been selected for illustrative purposes only), the tax credit related to the dividend would be equal to £8.89 (10% of the sum of the £80 dividend and the £8.89 tax credit). A US holder who is an individual or corporate portfolio holder would be entitled to receive a Tax Treaty Payment, calculated by reducing the £8.89 tax credit by withholding tax of 15% of the sum of the £80 dividend and the £8.89 tax credit. Accordingly, such US holder would not be entitled to receive any Tax Treaty payment. Thus, using the example set out above, an £80 dividend will result in the US holder receiving £80.

A US holder who is an individual or a corporate portfolio holder who receives the £80 dividend in the above example should be considered for US federal income tax purposes to receive a dividend of £88.89 (£80 dividend plus the £8.89 tax credit) and would include that amount in income. Such US holder also should be considered to have paid £8.89 of UK tax that, subject to

Back to Contents

the applicable limitations, would be creditable against such US holder's US federal income tax liability.

The aggregate of the dividend paid to a US holder who is an individual or a corporate portfolio holder and the gross tax credit in respect of it will be treated as dividend income for US federal income tax purposes to the extent made from the Company's current or accumulated earnings and profits, as determined under US federal income tax principles. The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the US holder, in the case of Ordinary Shares, or by the Depositary (or its Custodian), in the case of ADSs, regardless of whether converted into US dollars. Foreign currency exchange gain or loss, if any, realized in a subsequent sale or other disposition of pounds will be treated as ordinary income or loss to the US holder.

Dividends received on the Ordinary Shares of ADSs will generally not be eligible for the dividends received deduction allowed to US. corporations under Section 245 of the US Internal Revenue Code. However, the withholding tax will be treated as foreign income tax eligible for credit or deduction against such US holder's US federal income tax liability at such US holder's option, subject to applicable limitations. US holders should consult their tax advisers as to the method of claiming such foreign tax credit or deduction and compliance with special tax return disclosure requirements that may apply to US holders who claim the benefit of the foreign tax credit on such US holder's US federal income tax return.

A US holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the US holder has not held the Ordinary Shares or ADSs for at least 16 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the Ordinary Shares of ADSs are not counted towards meeting the 16-day holding period required by the statute. A US holder that is under an obligation to make related payments with respect to the Ordinary Shares or ADSs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

Under regulations effective for payments after December 31, 2000, dividends paid on Ordinary Shares or ADSs to a US holder or to a non-US holder in the US or through US or US-related persons may be subject to a 31% US backup withholding tax in certain circumstances. In addition, the payment of proceeds of a sale, exchange or redemption of Ordinary Shares or ADSs to a US holder or non-US holder in the US or through US or US-related persons may be subject to US information reporting requirements and/or backup withholding tax.

US holders can avoid the imposition of backup withholding tax by reporting their taxpayer identification number to their broker or paying agent on US Internal Revenue Service Form W-9. Non-US holders can avoid the imposition of backup withholding tax by providing a duly completed US Internal Revenue Form W-8 BEN to their broker or paying agent. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's US federal income tax liability, provided that the required returns are filed with US Internal Revenue Service on a timely basis.

UK Taxation of Capital Gains

Generally a US holder who is neither resident nor ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realized or accrued on the sale or other disposal of Ordinary Shares or ADSs unless, in the year of assessment in which the gain accrues to such holder, that US holder carries on a trade in the UK through a branch or agency and the Ordinary Shares or ADSs are or have been used by, held by, or acquired for use by or for the purpose of such trade, branch or agency. However, a UK non-resident and not ordinarily resident US holder who had been resident in the UK for at least part of four years and who held Ordinary Shares or ADSs during that period may, in certain circumstances, become liable to UK capital gains tax on

Back to Contents

his return to the UK following a disposal of such Ordinary Shares or ADSs. Any US holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

A US holder who is resident or ordinarily resident for tax purposes in the UK, or a US corporation which is resident in the UK by reason of being managed and controlled in the UK, or a US holder who, or a US corporation which, is trading in the UK through a branch or agency where Ordinary Shares or ADSs are or have been acquired, used or held for the purposes of such trade, branch or agency, may be liable for both UK tax and US federal income tax on a gain on the disposal of the Ordinary Shares or ADSs. Such US holder generally will be entitled to offset a credit for UK tax against its US federal income tax liability with respect to such gain.

A US holder of Ordinary Shares or ADSs will be liable for US federal income tax on gains realized or accrued on the sale or disposal of Ordinary Shares or ADSs to the same extent as on any other gains from sales of shares. Such gain will be a capital gain if the Ordinary Shares or ADSs were capital assets in the hands of such US holder.

UK Estate and Gift Tax

UK Inheritance Tax ("IHT'') is a tax levied at death on the value of an individual's estate at death plus the value of any gifts made within seven years of death. It may also apply to certain lifetime transfers or to property comprised in a trust or settlement. A US domiciliary need only be concerned about liability for IHT to the extent he is or is deemed to be also a UK domiciliary (or was a UK domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his UK assets. Generally, an individual who is domiciled in the United Kingdom is liable for IHT on his worldwide estate. An individual who is domiciled within the United States would only be subject to IHT on United Kingdom situated assets which would include shares in a UK company. Domicile in the UK can arise either as a matter of general law, because the individual regards the United Kingdom as his permanent home and intends to remain in the United Kingdom for the rest of his life, or it can arise through residence in the United Kingdom over a number of years. Once United Kingdom domicile has been acquired then an individual will be treated as continuing to be deemed domiciled in the United Kingdom for IHT purposes for three years after giving up that domicile.

Under the Convention between the United States and the United Kingdom relating to estate and gift taxes, ADSs or Ordinary Shares held by an individual who is domiciled for the purpose of the Convention in the United States and is not for the purposes of the Convention a national of the United Kingdom will not, provided any applicable US tax is paid, be subject to IHT on the individual's death or on a gift of the ADSs or the Ordinary Shares during the individual's lifetime unless the ADSs or the Ordinary Shares form part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a holder who performed independent personal services, pertain to a fixed base in the United Kingdom used for the performance of independent personal services. Where the ADSs or Ordinary Shares have been placed in trust by a settler who, at the time of settlement, was a US Holder, the ADSs or Ordinary Shares will generally not be subject to IHT unless the settler, at the time of settlement, was not domiciled in the United States and was a United Kingdom national. In the exceptional case where the ADSs or Ordinary Shares are subject both to IHT and to US Federal gift or estate tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.

UK stamp duty and stamp duty reserve tax

Stamp duty is (subject to certain exceptions) generally payable at the rate of 1.5% on any instrument transferring Ordinary Shares to the Custodian of the Depositary. Where the transfer is not on sale, the 1.5% charge is applied to the value of such Ordinary Shares. Alternatively, where these is no instrument of transfer a similar 1.5% charge to stamp duty reserve tax (SDRT) may

Back to Contents

arise (see below). In accordance with the terms of the Deposit Agreement relating to the ordinary shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

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

Any transfer (which will include a transfer from the Depositary to an ADS holder) of the Ordinary Shares, including Ordinary Shares underlying an ADS, may result in a stamp duty liability at the rate of 0.5% of the consideration. There is no charge to ad valorem stamp duty on gifts. On a transfer of Ordinary Shares from a nominee to the beneficial owner (the nominee having at all times held the Ordinary Shares on behalf of the transferee) under which no beneficial interest passes and which is neither on sale, nor arises under or following a contract of sale, nor is in contemplation of sale, fixed stamp duty of £5 will be payable.

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

Stamp duty reserve tax will not be payable on any agreement to transfer ADSs though an agreement to transfer the underlying shares is liable to SDRT as discussed above.

Documents on Display

The Company's articles and memorandum of association are available for inspection during normal business hours upon prior written request at the Company's registered office, which is located at

Wimbledon Bridge House
1, Hartfield Road
Wimbledon
London SW19 3RU
United Kingdom

Back to Contents

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Movements in foreign exchange rates, particularly the U.S. dollar and the Euro, can affect the Group's Sterling profit and loss account and balance sheet. The subsidiaries in Japan and Singapore do not impact materially on the results of the Group. Foreign currency cashflows are hedged in accordance with the Groups treasury policy using the instruments listed above.

During the year the Group's interest rate exposure related to cash deposits and floating rate debt. Cash deposits are placed on the money markets for periods of up to six months. Floating rate debt related to bank borrowings bearing an interest at rates based on inter-bank interest rates.

Interest Rate Sensitivity

The interest rate and currency profile of the Group's financial assets and liabilities at March 31, 2002 was as follows:

		Japanese
	Sterling	Yen	Total

	£'000	£'000	£'000
Cash and liquid resources – floating rate	42,310	—	42,310
Floating rate debt	—	(66)	(66)

	42,310	(66)	42,244

The corresponding interest rate and currency profile of the Group's financial assets and liabilities at March 31, 2001 was as follows:

	Sterling	Total

	£'000	£'000
Floating rate debt	(18,868)	(18,868)

	(18,868)	(18,868)

The maturity profile of the Group's financial liabilities at March 31, 2002 was as follows:

	2001	2002

	£'000	£'000
In one year or less	18,868	66

Exchange Rate Sensitivity

Forward Exchange Contracts

The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on trading balances denominated in foreign currencies. Changes in the fair value of instruments used to hedge foreign currency monetary assets and liabilities are recognised in the hedged periods. There were no unrecognised gains or losses at the year end.

Back to Contents

PART II

ITEM 15 – CONTROLS AND PROCEDURES

In the year ended March 31, 2002, the Company did not make any significant changes in, nor take any corrective actions regarding, the Group's internal controls or other factors that could significantly affect these controls. Management of the Company periodically reviews the Group's disclosure controls and procedures for effectiveness and plans to conduct an evaluation of the Group's disclosure controls and procedures regularly.

Back to Contents

PART III

ITEM 18 – FINANCIAL STATEMENTS

These documents are contained within Item 8.

ITEM 19 – EXHIBITS.

The following documents are filed as part of this annual report:

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Eidos plc
(Registrant)
/s/Stuart Cruickshank
(Group Finance Director)

Date: September 27, 2002

CERTIFICATIONS

I, Michael McGarvey, certify that:

1.	I have reviewed this annual report on Form 20-F of Eidos plc:

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all materially respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 27, 2002	/s/Michael McGarvey
Michael McGarvey Chief Executive Officer

Back to Contents

I, Stuart Cruickshank, certify that:

1.	I have reviewed this annual report on Form 20-F of Eidos plc:

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all materially respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 27, 2002	/s/Stuart Cruickshank
Stuart Cruickshank Group Finance Director