Form 20-F
period 2002-06-30
EIDOS PLC
filed 2002-09-30
CIK 1002717

FORM 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from April 1, 2002 to June 30, 2002.

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
n/a
(Title of Class)

As of June 30, 2002, there were outstanding 4,583,118 American Depositary Shares and 139,753,355 Ordinary Shares of the Company (including the Ordinary Shares underlying the outstanding American Depositary Receipts).

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
Statements made in this transition report with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the US dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); and those factors identified under "Item 3 – Key Information – Risk Factors" in the Form 20-F for the 12 months ended March 31, 2002.

Note:
Omitted items are inapplicable

Eidos plc changed its year-end to June 30 during this year. In the United Kingdom, statutory accounts for the 15 months ended June 30, 2002 have been published.

In the United States, results for the 12 months ended March 31, 2002 have been published on a Form 20-F. This transitional Form 20-F contains results for the 3 months ended June 30, 2002.

Back to Contents

PART I

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

Overview

The Group's future success is dependent upon it developing and publishing additional entertainment software titles and such titles achieving significant market acceptance. The Group maintains its accounting records and reports its results in pounds sterling in accordance with UK GAAP. There are material differences between UK GAAP and US GAAP and these are discussed in Note 31 of the Consolidated Financial Statements.

The quarter ended June 30 is traditionally a quiet period for Eidos. In the past the Group has released relatively few new products in this period and has focused instead on preparations for the busier shipping periods of Thanksgiving and Christmas. Results for this quarter are therefore typically characterized by net losses as a result of the Group having reduced turnover, a fixed cost base, and levels of research and development and advertising expenditure that relates to titles for future release.

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

The Group reports its results in sterling; as a result, changes in the value of the pound sterling in relation to other currencies will affect the Group's turnover and operating margins. The impact of future exchange rate fluctuations between the pound sterling and other currencies on the Group's turnover and operating margins cannot be accurately predicted. Over the past several years, the Group has taken steps to reduce its exposure to currency fluctuation through foreign exchange management aimed at protecting margins and fixing future pound sterling cash flows. In particular, the Group has adopted a policy of hedging against the devaluation of a portion of its short-term foreign currency cash flows using forward contracts and currency swaps issued by the Company's bankers. At June 30, 2002, unhedged currency net assets totaled £2.1 million (predominantly US dollars and Euros).

Back to Contents

Results of Operations

The following table sets forth the actual selected statements of operations data of the Group as a percentage of turnover for the periods presented:

Consolidated Statements of Operations Data:

	Quarter ended June 30,	Quarter ended June 30,	Quarter ended June 30,

As a percentage of turnover	2000	2001	2002

Turnover	100.0%	100.0%	100.0%
Cost of sales	52.7%	41.8%	59.4%

Gross profit	47.3%	58.2%	40.6%
Operating expenses:
Selling and marketing	53.6%	32.2%	61.3%
Research and development	68.0%	77.0%	106.1%
Goodwill amortization	15.3%	22.5%	0.8%
Other general and administrative	35.3%	38.7%	52.9%

Income/(loss) from operations	(124.9%)	(112.2%)	(180.5%)
Income from joint ventures	1.7%	0.5%	4.6%
Joint Venture goodwill amortization	(7.3)%	(9.7)%	(16.3)%
Income from investments	—	—	—
Interest expense, net	1.0%	(1.9)%	1.8%
(Provision)/credit for income taxes	40.6%	—	(0.6)%

Net income	(88.9%)	(123.3%)	(191.0%)

Quarter ended June 30, 2002 compared to the quarter ended June 30, 2001 and quarter ended June 30, 2000.

Revenue: Turnover for the three months ended June 30, 2002 decreased 30.4% from £12.5 million in the three months ended June 30, 2001 to £8.7 million (2000: £17.2 million). In the quarter ended June 30, 2002 Eidos shipped one new title, the Xbox version of Championship Manager: Season 01/02. (2001: three, 2000: four).

Gross Margin and Cost of Sales: Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams. For the quarter to June 30, 2002 cost of sales was £5.1 million, compared to £5.2 million and £9.1 million for the quarters ended June 30, 2001 and 2000, respectively.

The gross margin for the quarter ended June 30, 2002 was 40.6% compared to 58.6% for the quarter ended June 30, 2001 and 47.8% for the quarter ended June 30, 2000. The reduction in margin in 2002 was largely the result of the relatively high level of lower value back catalogue sales in the quarter, compared to the prior period. Improved controls over channel and inventory exposures contributed to the increase in gross margin in 2001. It is expected that margins will revert back to levels closer to those recorded in the quarter ended June 30, 2001 and for the twelve months ended March 31, 2002 (59.5%) as the level of full price sales increases through the course of the current year.

Back to Contents

Operating expenses

Operating expenses before goodwill for the quarter ended June 30, 2002 were £19.1 million, compared to £18.5 million for the same period last year and £27.1 million in 2000. The Group experienced a certain level of one-off costs related to the change in year end. It remains the Group's intention to agressively manage its fixed operating expenses.

Selling and Marketing

Advertising costs in the quarter ended June 30, 2002 were £3.3 million compared to £1.9 million for the same period last year (2000: £5.0 million). The level of expenditure in the quarter ended June 30, 2002 is in large part a function of the anticipated release dates and expected sales volumes for titles due for release later in the year and therefore it is difficult to draw meaningful comparisons across the periods in question. Retail co-operative advertising expenses of £0.3 million and £0.5 million incurred in the USA in the quarters ended June 30, 2001 and 2000 respectively, have been reclassified from turnover to advertising costs. This follows the treatment adopted during the twelve months ended March 31, 2002 that more accurately reflects the nature of the expenditure and allows closer monitoring within the improved framework of controls on variable advertising spend.

The fixed element of selling and marketing costs for the quarter ended June 30, 2002 was £2.0 million compared to £2.1 million in the same period last year (2000: £4.3 million). There has been little material movement in the level of this fixed element since 2001. Significant permanent savings were made from salary and license amortization costs in the Group's publishing businesses during the year ended March 31, 2001 and the effect of these is shown in decline in expenditure recorded in this area between 2001 and 2000.

Research and Development: Research and development represents the Company's total investment in product development for the quarter ended June 30, 2002 of £9.2 million (2001: £9.6 million, 2000: £11.7 million). The reduction in expenditure over the period reflects the continued move towards internal development, which is one of the cornerstones of the Group's future development strategy.

General and Administrative: General and administrative costs before goodwill amortization were £4.6 million for the quarter ended June 30, 2002, compared to £4.8 million in the corresponding period in 2001 and £6.1 million in 2000. The reduction in like for like expenditure between 2001 and 2000 reflects permanent savings in salary and other costs. Total general and administrative costs for the quarter ended June 30, 2002 were £4.7 million including goodwill amortization of £0.1 million, compared to £7.6 million including goodwill amortization of £2.8 million in the quarter ended June 30, 2001 (£8.8 million in the quarter ended June 30, 2000 including goodwill amortization of £2.6 million). The reduction in the amortization charge resulted from the goodwill relating to the 1998 acquisition of Crystal Dynamics becoming fully amortized during the period.

Net Loss: Operating losses pre goodwill amortization increased 37% from £11.1 million in the three months ended June 30, 2001 to £15.2 million in the three months ended June 30, 2002 (2000: £18.6 million). The net loss for the period was £16.5 million (2001: loss £15.4 million, 2000: loss £15.3 million). The loss per share was 11.8p, or 10.7p excluding goodwill in the three months ended June 30, 2002, compared to 13.3p and 9.8p respectively in the same period in 2001 (2000: loss of 13.3p or 9.9p excluding goodwill), based on a weighted average number of shares in issue during the period of 139,744,013 (2001: 115,570,183, 2000: 115,106,060). The 2001 and 2000 comparatives for earnings per share have been restated for the Rights Issue that occurred during the twelve months to March 31, 2002, in accordance with FRS14 – Earnings per share.

Financing and Cash flow: The Group had net cash balances of £59.1 million at June 30, 2002 (2001: £8.7 million). The closing cash position at June 30, 2002 reflects the success of the Rights Issue in July 2001 and the disposal of the Group's remaining stake in Opticom in November and December 2001. Included within this sum is also £11.4 million that comprises a tax rebate of

Back to Contents

£10.5 million plus accrued interest of £0.9 million. The Group received the monies in the period following the submission of a claim to the Inland Revenue in the UK. The claim remains subject to final agreement by the Inland Revenue. Until such time as the Inland Revenue has concluded its work in this respect, the Group has retained this within Creditors: amounts due within one year.

The net cash outflow from operating activities was £3.1 million for the three months ended June 30, 2002 compared to a £8.4 million outflow in the corresponding period in 2001 and an outflow of £4.1 million in 2000. These outflows in these periods reflect the operating losses incurred.

Taxation: The Group has incurred a small tax charge in the quarter to June 30, 2002 which comprises its share of the tax charge borne by its profitable joint venture company, Proein SA. There are still significant loss carry forwards available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 – Deferred Tax, and believes that no further amounts should be recognised in respect of these losses or of those incurred in the quarter.

There was no charge for the quarter to June 30, 2001 based on losses incurred and the release of a provision in respect of prior years. A tax credit of £7.0 million was recognized during the quarter to June 30, 2000 based on the projected underlying tax rate for the year.

Critical Accounting Policies

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

Sales Returns and Allowances and Price Protection Reserves

The majority of the Groups reported revenue is derived from the sale of pre-packaged entertainment software. Revenue is recorded at the point of sale, net of taxes and provisions for future returns and price protection. In common with other publishers of entertainment software the Group operates a number of territory-specific programmes under which retailers may qualify to return unsold product, subject to certain qualifying conditions. Alternatively the Group may offer price protection programmes in certain markets, though again these are subject to the satisfaction of certain qualifying conditions. Typically the Group maintains a policy of issuing credits under such programmes.

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

In the past the Group has not always been able to accurately estimate the adequacy of its reserves and in the year ended March 31, 2001 reported an exceptional charge of £16.9 million in respect of additional returns reserves required. At the time the Group reported that this was

Back to Contents

caused by the sell through of products released in the previous year being less than anticipated as a result of continuing consumer uncertainty surrounding the release of new video game hardware platforms. Since then all of the new hardware platforms have now been successfully launched and senior management have taken significant steps to impose new procedures and controls on the estimation of the Group's exposure to future returns and price protection. In addition measures have been put in place to control the flow of new product into the market place as over stocking in retail and distribution channels may also generate significant future exposures for the Group. The senior management of the Group believes that the controls that they have put in place enable it to make a more realistic estimation of the group's exposure to future returns and price protection. Nevertheless if the Group were to change certain of the key estimates or assumptions that underpin its calculations, then the level of reserves carried at the balance sheet date would be altered as would the reported net loss for the period. Similarly if actual credits issued for returns and price protection are in excess of the level of reserves carried, then future reported revenues might be reduced in the future. Conversely if the level of actual credits is less than the reserve, then this could increase future reported revenues. The Group's total reserve in respect of future returns and price protection at June 30, 2002 was £11,594,000. (June 30, 2001: £14,004,000).

Pre-paid license fees

The Group prepays certain licence fees paid to celebrities and professional sports organisations for the use of their name over a number of years or for a range of products. Prepaid royalties are charged to the profit and loss account as sales and marketing expenditure over the life of the licence. Management regularly reviews the carrying value of such licences and where it appears unlikely that any remaining prepaid amounts will be recovered through the sale of future licensed titles, then these remaining amounts will be expensed in full immediately. In reviewing the recoverability of prepaid royalties, senior management relies on forecasts of future revenues. If revised revenue forecasts fall below the original forecasts, then the charge to the profit and loss account may be greater than expected in any given reporting period. The total amount of pre-paid royalties carried within debtors at June 30, 2002 was £2,516,000 (June 30, 2001: £3,587,000).

Taxes

The estimation of the Group's consolidated tax charge is a complex matter encompassing many different international tax jurisdictions. In calculating the Group charge management has to make certain estimations regarding individual exposures in different countries and assess the recoverability of deferred tax assets. It can often take many years to finalise individual tax charges and to reach agreement on areas of contention with the relevant tax authorities. There is no guarantee that the level of provision carried in respect of open tax items at any one time, will be sufficient to meet final liabilities as they are agreed and fall due. In reviewing the recoverability of deferred tax assets the Group has to estimate future taxable income for the relevant countries. To the extent that these estimations indicate that any such assets are not recoverable, then full provision will be made against their carrying value. Changes in the estimates used to assess the rec overability of deferred tax assets could affect the level of assets carried in the balance sheet at the period- end and also the level of tax charge in the profit and loss account for the period.

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

Back to Contents

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

To the extent that projections no longer substantiate the recorded values of either goodwill or investments carried at cost, then net income may be adversely affected. The value of unamortised goodwill held within intangible assets at June 30, 2002 was £1,021,000. (June 30, 2001: £9,090,000). The carrying value of investments carried at cost within fixed asset investments at June 30, 2002 was £3,319,000. (June 30, 2001: £5,102,000)

Valuation of inventory

The Group carries its inventory of finished goods at the lower of cost and net realisable value. In order to determine what this carrying value should be, management has to estimate the price that they expect to achieve on the future sale of the stock. This process involves reviewing current patterns of demand in the market and projecting these forward. It may also require an assessment of how future demand could be affected by changes in the wholesale price charged by the Group and by other factors that may be beyond the control of the group. In this way management will seek to determine the most realistic price that they believe can be achieved and hence the likelihood that inventories on hand can be sold at or above cost. Should management's estimations of current or future demand prove to be unrealistic, then the Group may fail to achieve a wholesale price that is sufficient to cover the carrying value of the inventory and hence the charge to the profit and los s account may be greater than expected.

The total amount of inventory on hand at June 30, 2002 was £3,390,000 (June 30, 2001: £2,847,000).

New Accounting Standards

New UK Accounting Standards and Pronouncements Applicable to the Group

There were no new UK accounting standards applicable to the Group.

New US Accounting Standards and Pronouncements Applicable to the Group

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intang ible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

Back to Contents

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

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires the Group to perform an assessment of whether there is an indication that goodwill and equity method goodwill is impaired as of the date of adoption. To accomplish this the Group must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Group has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Group must perform the second step of the transitional impairment test. In the second step, the Group must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognised) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Group's statement of earnings.

And finally, any unamortized negative goodwill and negative equity-method goodwill existing at the date SFAS No. 142 was adopted must be written off as the cumulative effect of a change in accounting principle.

At March 31, 2002, the Group was required to segregate and specifically identify intangible assets into goodwill and other intangible assets. Intangible assets recorded in our consolidated financial statements comprise only goodwill. In addition, because of the extensive effort required to comply with SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of any transitional impairment losses required to be recognised as the cumulative effect of a change in accounting principle at the date of this document.

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

Back to Contents

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

As at June 30, 2002, the Group had undrawn committed facilities of £15.8 million, denominated £15 million in Sterling and £0.8m in Japanese Yen. In July 2001 the Group successfully completed a 1 for 3 Rights Issue raising £51.6 million, net of costs. Following the successful Rights Issue and the sale of its remaining stake in Opticom, the Group did not need to draw down against its Sterling facility during the quarter ended June 30, 2002. Under the terms of the Sterling facility, a draw down would only have been permissible if certain covenants had been complied with. During the quarter, one of these covenants was not met. The Group does not believe that this factor affected either its commercial credit rating or its ability to access alternative sources of financing.

The Group also held short-term deposits at June 30, 2002 of £38.1 million. Credit risk on transactions is minimized by operating within the parameters of the Group treasury policy. Most of the Group's surplus funds are held in the United Kingdom and there are no material funds as to which repatriation is restricted as a result of foreign exchange regulations.

The Group has now negotiated a new revised £15 million facility with the Royal Bank of Scotland. It will be made available to the Group for 364 days from the date of signing. The facility has a covenant package that will vary over its term. Should the Group fail to meet any of the covenants which apply at any given point in time, then it may be unable to draw down under the facility. Other factors which may affect the Group's ability to maintain an appropriate level of liquidity include, but are not limited to, the degree to which the new product releases achieve market acceptance, the ability to collect account's receivable as they fall due and general economic conditions in the major markets in which the Group operates.

The Group believes that the requirements of its existing business and future investment can be met for at least the next 12 months from the capital raised from the rights issue, cash generated internally and from the £15 million bank facility.

Capital Resources

At June 30, 2002, the Group had net assets of £56.6 million, compared to £14.6 million at June 30, 2001. The increase mainly arises from the proceeds from the rights issue discussed above, less net losses incurred since then.

Back to Contents

Net assets as at June 30, 2002 included goodwill of £1.0 million (2001: £9.1 million), tangible fixed assets and investments of £8.5 million (2001: £9.5 million), net current assets of £49.7 million (2001 net current liabilities: £1.7 million) and other liabilities of £2.7 million (2001: £2.4 million).

Net funds (ie net cash less net debt) increased by £69.6 million from June 30, 2001 to June 30, 2002. Operating activities generated a net cash outflow of £3.1 million (2001: cash outflow of £8.4 million).

Material commitments

The following table shows amounts committed to as at June 30, 2002. Further details are available in Item 18, Notes 26 and 27.

	As at June 30, 2000			As at June 30, 2001			As at June 30, 2002
	<1 year	2-5 years	>5 years	<1 year	2-5 years	>5 years	<1 year	2-5 years	>5 years

	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
In thousands
Payments to developers	9,052	2,686	—	8,572	1,997	—	8,800	1,600	—
Land and Building – annual operating lease commitments	50	558	1,457	288	1,098	500	152	2,177	514
Motor vehicles and equipment – annual operating lease commitments	120	364	—	223	442	—	81	219	—

Total	9,222	3,608	1,457	9,083	3,537	500	9,033	3,996	514

The Euro

On January 1, 1999, 11 of the 15 European Union member states irrevocably locked their currencies at fixed rates of exchange and adopted a new currency, the Euro. Effective from that date the Euro became legal currency in those member states for all financial transactions except for those involving notes or coins. Early in 2002 Euro notes and coins were introduced to replace the respective local currencies of the participating member states. It is not clear whether or when the United Kingdom will adopt the Euro, such a change requiring a decision by the UK Government to proceed. The current UK Government has stated that it would subsequently hold a national referendum on the issue of entry into the European Monetary Union.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro. The costs relating to the introduction of the Euro have been negligible.

To date, the Group has not yet experienced any significant margin erosion due to retail price-points moving to the Euro. As the introduction of the Euro is still in the initial stages we will continue to monitor the position carefully. Whilst there is no consistent Pan-European price-point, we are seeing closer parity in pricing in the major markets and where this does not occur in the 'smaller' markets, product localisation continues to minimise any grey import.

Research and Development, Patents and Licenses

During the quarters ended June 30, 2000, 2001 and 2002 the Group has invested a total of just over £30.5 million (including employment costs) on research and development. The investment relates mainly to developing entertainment software as well as some video compression, processing and storage technology research and development. Such investments were made in the United Kingdom and the United States of America and consisted mainly of salaries and related employment costs incurred in the development of its technology and games. See "Item 5 – Operating and Financial Review and Prospects".

Back to Contents

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

PART III

ITEM 18 – FINANCIAL STATEMENTS

Consolidated Statements and Other Financial Information

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Eidos plc

We have audited the accompanying consolidated balance sheet of Eidos plc and subsidiaries as of June 30, 2002, and the related consolidated statement of operations, statement of total recognized gains and losses, cash flows, and changes in stockholders' equity for the three month period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eidos plc and subsidiaries as of June 30, 2002, and the results of their operations and their cash flows for the three month period ended June 30, 2002, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the three month period ended June 30, 2002 and stockholders' equity as of June 30, 2002, to the extent summarized in Note 31 to the Consolidated Financial Statements.

London, England

KPMG Audit Plc
September 5, 2002

Chartered Accountants and Registered Auditor

Back to Contents

EIDOS PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	June 30, 2001		June 30, 2002

		(unaudited)
		£'000	£'000	£'000	£'000
Fixed assets
Goodwill	11		3,960		550
Tangible assets	12		4,437		5,212
Investments
Joint ventures
Share of gross assets		3,553		5,600
Share of gross liabilities		(1,079)		(2,282)

	13		2,474		3,318
Joint venture goodwill	11		5,130		471
Other investments	13		2,628		1

Total investments			10,232		3,790

Total fixed assets			18,629		9,552

Current assets
Stocks	14		2,847		3,390
Debtors, net of allowance for doubtful accounts	15		23,196		10,482
Cash at bank and in hand			8,698		59,052

			34,741		72,924
Creditors: amounts falling due within one year	16		(36,448)		(23,186)

Net current assets/ (liabilities)			(1,707)		49,738

Total assets less current liabilities			16,922		59,290
Creditors: amounts falling due after more than one year	17		(2,372)		(1,283)
Provisions for liabilities and charges	18		—		(1,418)

Net assets			14,550		56,589

Capital and reserves
Called up share capital	20		2,080		2,795
Share premium account	22		85,921		138,107
Other reserves	22		707		707
Profit and loss account	22		(74,158)		(85,020)

Equity shareholders' funds	22		14,550		56,589

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Notes	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

		(unaudited) £'000	(unaudited) £'000	£'000
Turnover: Group (including share of joint ventures)		19,398	13,951	11,624
Less: share of turnover of joint ventures		(2,071)	(1,485)	(2,967)

Turnover	3	17,327	12,466	8,657
Cost of sales		(9,091)	(5,158)	(5,144)

Gross profit		8,236	7,308	3,513
Selling and marketing		(9,260)	(4,022)	(5,308)
Research and development		(11,744)	(9,614)	(9,179)
General and administrative
Goodwill amortization		(2,647)	(2,827)	(71)
Other general and administrative		(6,122)	(4,834)	(4,580)

Group operating loss		(21,537)	(13,989)	(15,625)
Share of operating profit of joint ventures		289	66	394
Joint venture goodwill amortization		(1,252)	(1,203)	(1,415)

Loss from operations		(22,500)	(15,126)	(16,646)
Net interest income/(expense)	6	166	(239)	160

Loss before tax	7	(22,334)	(15,365)	(16,486)
Income tax (benefit)/expense	8	7,006	—	(56)

Net loss		(15,328)	(15,365)	(16,542)

Loss per share(1)	10	(13.3p )	(13.3p )	(11.8p )
Diluted loss per share(1)	10	(13.3p )	(13.3p )	(11.8p )

1)	In accordance with FRS14, all earnings per share figures have been restated for the Rights Issue that occurred during May 2001.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
Net loss for the period	(15,328)	(15,365)	(16,542)
Consolidation translation differences on foreign currency net investments	786	(802)	(374)

Total recognized losses relating to the period	(14,542)	(16,167)	(16,916)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY:

	Ordinary 2p shares		Additional paid up capital	Other Reserves	Profit and loss account	Total
	Shares (#)	Amount

		£'000	£'000	£'000	£'000	£'000
Balances as of April 1, 2001 (unaudited)	103,931,470	2,079	85,822	707	(57,991)	30,617
Loss for the quarter	—	—	—	—	(15,365)	(15,365)
Exchange differences	—	—	—	—	(802)	(802)
Premium on issue of new shares	56,878	1	99	—	—	100

Balances as of June 30, 2001 (unaudited)	103,988,348	2,080	85,921	707	(74,158)	14,550

Balances as of April 1, 2002	139,652,515	2,793	137,988	707	(68,104)	73,384
Loss for the quarter	—	—	—	—	(16,542)	(16,542)
Exchange differences	—	—	—	—	(374)	(374)
Premium on issue of new shares	100,840	2	119	—	—	121

Balances as of June 30, 2002	139,753,355	2,795	138,107	707	(85,020)	56,589

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASHFLOW

	Notes	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

		(unaudited)	(unaudited)
		£'000	£'000	£'000
Net cash inflow/(outflow) from operating activities	23	4,085	(8,448)	(3,116)

Returns on investment and servicing of finance
Interest received		428	146	1,382
Bank interest paid		(1,467)	(402)	(83)
Interest paid on finance leases		(7)	—	(82)

		(1,046)	(256)	1,217

Taxation
UK taxation (paid)/repaid		(9,417)	(9,898)	10,824
Overseas taxation paid		(763)	(722)	(60)

		(10,180)	(10,620)	10,764

Capital expenditure and financial investment
Purchase of tangible fixed assets		(564)	(260)	(750)
Sale of tangible fixed assets		76	10	—
Sale of investments		(641)	—	—

		(1,129)	(250)	(750)

Net cash (outflow)/inflow before financing and management of liquid resources		(8,270)	(19,574)	8,115

Management of liquid resources
Decrease in term deposits		—	—	(4,051)

Financing
Issue of new ordinary shares		74	100	121
Repayment of principal under finance leases		(98)	(58)	38

		(24)	42	159

Increase/(decrease) in cash in the period		(8,294)	(19,532)	4,223

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

2 Summary of Significant Accounting Policies

The financial statements have been prepared under the historical (UK GAAP) cost convention and in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently, and, where appropriate, a description of any areas of judgement which could have a material affect on the consolidated financial statements of the Group is set out below.

Generally accepted accounting principles in the United Kingdom (UK GAAP) differ in certain significant respects from those in the United States (US GAAP). Application of US GAAP would have affected shareholders funds and results of operations at June 30, 2001 and 2002 and for the three months ended June 30, 2000, 2001 and 2002 to the extent summarized in Note 31.

Basis of preparation

In the UK, the directors have prepared statutory consolidated financial statements for Eidos plc for the fifteen months to June 30, 2002. The statutory consolidated accounts have been prepared in accordance with the measurement principles within applicable accounting standards, under historical cost basis of accounting and the Companies Act, as if those requirements were to apply except that only consolidated amounts have been presented. In the US, the directors have prepared 2 Form 20-Fs, one covering the twelve months to March 31, 2002 and this transitional Form 20-F covering the three months to June 30, 2002. This three months is not a statutory period. The comparative figures for the quarter to June 30, 2001 and 2000 are not the company's statutory accounts for those periods and were based on quarterly results released in those periods and previously filed on Form 6-K.

Changes in Presentation of Financial Statements and Reclassification

In accordance with FRS14, the earnings per share figures for June 30, 2000 and 2001 have been restated for the Rights Issue that occurred during the year.

Certain co-operative advertising expenses that were previously charged against Turnover have now been reclassified as an expense within Sales and marketing costs and the June 30, 2001 and 2000 comparatives have been restated to reflect this.

Back to Contents

The figures for research and development and general and administrative expenses have been restated in the quarter ended June 30, 2001 and 2000 for a change in the classification of certain expenses that occurred in the period.

Financial Reporting Standard 19 Deferred Tax (FRS 19) has been adopted by the Group. Under FRS 19, deferred tax is provided for on certain timing differences in full. FRS 19 requires prior years to be restated. However the impact on net income of the implementation of FRS 19 on the Group was nil for the quarters ended June 30, 2000, 2001 and 2002. In accordance with FRS 19, deferred tax assets are regarded as recoverable to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See Note 19 for an analysis of deferred taxes.

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

Given the nature of the industry, the useful economic life of goodwill is estimated to be three years and the intangible asset is being amortized over this period. In deriving the estimated useful economic life of goodwill the Group takes account of a number of factors including the future prospects for the entity concerned and the consequent projections for both net income and net cash-flow. To the extent that these projections no longer justify the carrying value of any remaining goodwill, then the amortization charge will be accelerated to the degree required to reflect the revised estimate of the fair value of the goodwill. The estimates used in assessing the carrying value of goodwill carried at cost rely on assumptions made about the performance and

Back to Contents

prospects of the entities themselves and also about the markets in which they operate. Where the entities do not have an established track record or where they are operating in new or emerging markets then the inherent uncertainty in forecasting future performance may be compounded.

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

Back to Contents

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

Management regularly reviews the carrying value of such licenses and where it appears unlikely that any remaining prepaid amounts will be recovered through the sale of future licensed titles, then these remaining amounts will be expensed in full immediately. In reviewing the recoverability of prepaid royalties and licenses, senior management relies on forecasts of future revenues. If revised revenue forecasts fall below the original forecasts, then the charge to the profit and loss account may be greater than expected in any given reporting period.

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

Back to Contents

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

Back to Contents

3 Segmental Analysis

The analysis by class of business of the Group's turnover, income before taxation and assets for the years ended June 30, 2002, June 30, 2001 and June 30, 2000 is set out below.

Turnover by class of business

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
Class of business
Computer software	16,241	12,466	8,657
Video editing	1,086	—	—

	17,327	12,466	8,657

Income/(loss) on ordinary activities before tax

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
Class of business
Computer software	(22,156)	(15,353)	(16,486)
Video editing	(178)	(12)	—

	(22,334)	(15,365)	(16,486)

Net Assets/(liabilities)

	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)
	£'000	£'000
Class of business
Computer software	17,341	59,384
Video editing	(2,791)	(2,795)

	14,550	56,589

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

Back to Contents

The turnover is attributable to the Group's principal activities and arose in the following geographical areas:

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited) £'000	(unaudited) £'000	£'000
United Kingdom	3,424	2,680	3,598
France	2,397	2,170	1,204
Germany	2,250	1,970	1,109
Rest of Europe	825	1,036	974
United States of America	6,529	3,109	2,602
Rest of World	1,902	1,501	(830)

	17,327	12,466	8,657

Turnover by origination

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited) £'000	(unaudited) £'000	£'000
United Kingdom	5,351	3,680	4,149
France	2,525	2,560	1,388
Germany	2,162	2,147	1,280
United States of America	6,924	3,569	1,126
Rest of World	365	510	714

	17,327	12,466	8,657

Inter-segment sales (predominantly royalties)

	By origination
	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited) £'000	(unaudited) £'000	£'000
United Kingdom	639	3,215	1,425
United States of America	1,317	21	(1,556)
Rest of World	229	194	233

	2,185	3,430	102

Back to Contents

Income/(loss) on ordinary activities before tax

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited) £'000	(unaudited) £'000	£'000
Geographical segment
United Kingdom	(12,858)	(3,895)	(17,321)
France	(495)	192	(120)
Germany	357	15	(523)
Spain (joint ventures)	(773)	(1,083)	(991)
United States of America	(8,517)	(10,507)	2,703
Rest of World	(48)	(87)	(234)

	(22,334)	(15,365)	(16,486)

Turnover from the joint ventures originates from Spain and relates to computer software. In addition, turnover in the United Kingdom includes £180,000 (2001: £(51,000), 2000: £316,000) sales to the joint venture in Spain.

Net Assets/(liabilities)

	June 30, 2001	June 30, 2002

	(unaudited) £'000	£'000
Geographical segment
United Kingdom	73,114	89,965
France	779	1,724
Germany	35	(324)
Spain (joint ventures)	7,601	3,789
United States of America	(67,460)	(38,980)
Rest of World	481	415

	14,550	56,589

4 Directors emoluments

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited) £'000	(unaudited) £'000	£'000
Directors' emoluments
Salary payments and royalties	374	209	278
Fees	20	24	44
Other benefits	77	61	71
Company pension contributions	45	25	33

	516	319	426

Back to Contents

For the 3 months to June 30, 2002	Salary and Fees	Benefits	Pension contributions	Total	3 Months to June 30, 2001

					(unaudited)
	£	£	£	£	£
Current Serving Executives
Mr Cruickshank	47,500	6,347	5,700	59,547	N/a
Mr Heath-Smith	62,500	27,070	7,500	97,070	95,150
Mr Livingstone	60,000	8,693	7,200	75,893	75,747
Mr McGarvey	87,047	24,527	10,419	121,993	99,116
Mr Protheroe	20,625	4,092	2,000	26,717	25,172
Non-Executive
Mr Adams	4,167	—	—	4,167	3,718
Mr van Kuffeler (from 18 April 2002)	20,513	—	—	20,513	N/a
Mr Steel	10,000	—	—	10,000	10,000
Mr Thomas	10,000	—	—	10,000	10,000

Total 2002	322,352	70,729	32,819	425,900	318,903

Total 2001	232,468	61,385	25,050	318,903	—

Interests in shares

	June 30, 2001	June 30, 2002

Mr Livingstone	2,681,915	2,942,612
Mr Heath-Smith	728,534	1,010,065
Mr McGarvey	25,435	64,913
Mr Cruickshank	—	9,074

Back to Contents

Interests in share options

Details of options held by directors are set out below:

	March 31, 2002	Granted in period	Lapsed in period	June 30, 2002	Exercise price	Date from which exercisable	Expiry date

Mr. Cruickshank	88,236	—	—	88,236	255.00	09/05/04	09/05/08
	11,764	—	—	11,764	255.00	09/05/04	09/05/11
	—	**8,119	—	8,119	117.00	04/01/05	10/01/05
Mr. Heath-Smith	201,077	—	—	201,077	141.04	04/25/99	04/24/03
	21,267	—	—	21,267	141.04	04/25/99	04/24/06
	—	**8,119	—	8,119	117.00	04/01/05	10/01/05
Mr. Livingstone	245,763	—	—	245,763	142.48	04/03/99	04/01/03
	21,050	—	—	21,050	142.48	04/03/99	04/01/06
	*314,485	—	—	314,485	121.43	—	—
Mr. McGarvey	139,543	—	—	139,543	154.26	10/16/00	10/14/04
	1,111,725	—	—	1,111,725	105.24	10/14/01	10/13/05
Mr. Protheroe	77,820	—	—	77,820	142.48	04/03/99	04/01/03
	55,586	—	—	55,586	61.76	07/21/97	07/19/04
	111,172	—	—	111,172	62.96	03/11/98	03/09/05

Total	2,399,488	16,238	—	2,415,726

None of the non-executive Directors have any options in the Company

*Effective holding shown. Mr. Livingstone holds an option to purchase shares in Eidos Interactive Limited which upon exercise are exchangeable for shares in the Company.

**Mr. Heath-Smith and Mr. Cruickshank are both contributing to a Sharesave Scheme which will become exercisable on April 1, 2005 with an estimated potential number of shares of 8,119 each at a price of 117.0p, such exercise periods to expire on October 1, 2005.

The closing market price of shares in Eidos plc was 128.0p on June 30, 2002 and 120.0p on August 31, 2002. The highest closing price during the 3 month period was 170.00p and the lowest was 116.00p.

All options give the holders the rights to acquire shares on a one for one basis.

Back to Contents

5 Employee Information

The average weekly number of persons (including executive directors) employed by the Group and total costs during the periods indicated below were:

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
By activity
Corporate	33	28	30
Computer entertainment software	478	499	509
Video editing, post production and new media	63	—	—

	574	527	539

Computer entertainment software employees can be futher broken down as follows:

	3 months ended June 30, 2000 (unaudited)
	UK	US	Continental Europe	Asia	Total
Sales and Marketing	60	31	61	5	157
Research and development	122	125	—	7	254
Administration	14	30	15	8	67

Total	196	186	76	20	478

	3 months ended June 30, 2001 (unaudited)
	UK	US	Continental Europe	Asia	Total
Sales and Marketing	50	26	71	7	154
Research and development	130	119	—	9	258
Administration	12	37	30	8	87

Total	192	182	101	24	499

	3 months ended June 30, 2002
	UK	US	Continental Europe	Asia	Total
Sales and Marketing	48	24	42	9	123
Research and development	126	178	1	9	314
Administration	12	37	15	8	72

Total	186	239	58	26	509

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
Staff costs
Wages and salaries	6,129	5,446	5,571
Social security costs	640	590	941
Pension costs (See Note 28)	216	190	213

	6,985	6,226	6,725

Back to Contents

6 Net interest and similar charges

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
Interest payable
Group
Bank loans and overdrafts	(207)	(368)	(236)
Finance leases	(7)	(6)	(74)
Other interest	(40)	(37)	(92)

	(254)	(411)	(402)
Share of joint ventures	(12)	(5)	(12)

	(266)	(416)	(414)

Interest receivable
Group	428	118	532
Share of joint ventures	4	59	42

	432	177	574

Net interest receivable/(payable)	166	(239)	160

7 Income/(Loss) on Ordinary Activities Before Tax

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
This is stated after charging:
Depreciation of tangible owned fixed assets	880	429	523
Depreciation of tangible fixed assets held under finance leases	22	41	36
Amortization of goodwill	3,899	4,030	1,486
Auditors' remuneration for audit	67	106	17
Other fees paid to the auditors and their associates*	221	214	333
Hire of plant and machinery – operating leases	182	143	132
Hire of other assets – operating leases	591	731	667
(Gain) or Loss on Exchange differences	(457)	133	(580)

*Other fees paid to the auditors and their associates for the three months ended June 30, 2002, include tax compliance and advisory fees of £327,000, review of interim statements and quarterly US filings of £6,000.

Back to Contents

8 Tax on Income/(Loss) on Ordinary Activities

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
UK Corporation tax charge/(credit)	(5,566)	—	—
Overseas taxation	(1,440)	86	159

	(7,006)	86	159
Adjustment in respect of prior years:
Overseas taxation	—	(193)	(78)
UK taxation	—	107	(25)

	(7,006)	—	56

Of which:
Remaining Group taxation	(7,104)	(42)	(101)
Joint ventures' taxation	98	42	157

	(7,006)	—	56

9 Tax on Income/(Loss) on Ordinary Activities reconciliation

Total income tax expense differs from the amounts computed by applying the UK statutory income tax rate of 30% (2001: 30%, 2000: 30%) to income/(loss) before taxes, as a result of the following:

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
Loss for the quarter	(22,344)	(15,365)	(16,486)

UK statutory rate	(6,703)	(4,610)	(4,956)
Difference between overseas and UK tax rate	(303)	(751)	633
Permanent disallowables	1,170	1,209	6,472
Deferred tax asset not recognized, net	—	—	(4,238)
Utilization of brought forward losses and losses previously not recognised	—	—	(379)
Current year losses unable to be used in current period	—	4,152	3,314
Other differences	(1,170)	—	(790)

Provision/(credit)	(7,006)	—	56

There is no current year tax effect in the profit and loss account relating to the exceptional items in either the current or prior year.

Back to Contents

10 Earnings/(loss) Per Share

The calculations of earnings per share are based on the following information. All numbers (including the comparatives) reflect the five for one share split, which took place on January 25, 2000 and the 1 for 3 Rights Issue, which took place during July 2001.

Weighted average number of shares:

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
Basic earnings per share	115,106,060	115,570,183	139,744,013
Exercise of share options	3,417,749	2,580,748	1,299,565

Diluted earnings per share	118,523,809	118,150,931	141,043,578

No dividends were paid during any of the last three fiscal years.

	Basic						Diluted
	3 months ended June 30, 2000		3 months ended June 30, 2001		3 months ended June 30, 2002		3 months ended June 30, 2000		3 months ended June 30, 2001		3 months ended June 30, 2002

	(unaudited)		(unaudited)				(unaudited)		(unaudited)
	£'000		£'000		£'000		£'000		£'000		£'000
Net loss for the year	(15,328)		(15,365)		(16,542)		(15,328)		(15,365)		(16,542)

!
Loss per share	(13.3p	)	(13.3p	)	(11.8p	)	(13.3p	)	(13.3p	)	(11.8p	)

11 Intangible fixed Assets

	Joint Ventures	Others	Total

	£'000	£'000	£'000
Goodwill
Cost
At April 1, 2002	15,745	34,774	50,519

At June 30, 2002	15,745	34,774	50,519

Amortization
At April 1, 2002	13,855	34,112	47,967
Exchange adjustments	4	41	45
Amortization for the period	1,415	71	1,486

At June 30, 2002	15,274	34,224	49,498

Net book value
At June 30, 2002	471	550	1,021

At March 31, 2002	1,890	662	2,552

Back to Contents

Goodwill amortization on Proein SL, Pyro Studios SL (acquired in 2000), Crystal Dynamics, Inc. (acquired in 1999) and Ion Storm (acquired 2002) has been calculated based on the three year estimated useful economic life as detailed in note 2.

12 Tangible Fixed Assets

	Leasehold improvements	Fixtures and fittings	Computer equipment	Motor vehicles	Total

	£'000	£'000	£'000	£'000	£'000
Cost
At April 1, 2002	2,895	2,620	9,645	81	15,241
Exchange Adjustment	(64)	(52)	(153)	—	(269)
Additions	182	6	432	—	620
Disposals	—	(1)	(528)	—	(529)

At June 30, 2002	3,013	2,573	9,396	81	15,063

Depreciation
At April 1, 2002	965	2,114	6,778	79	9,936
Exchange Adjustments	(17)	(44)	(126)	—	(187)
Charge for the period	65	60	432	2	559
Eliminated in respect of disposals	—	(1)	(456)	—	(457)

At June 30, 2002	1,013	2,129	6,628	81	9,851

Net book value
At June 30, 2002	2,000	444	2,768	—	5,212

Net book value
At March 31, 2002	1,930	506	2,867	2	5,305

The net book value of tangible fixed assets includes an amount of £276,000 (June 2001: £350,000) in respect of assets held under finance leases.

13 Investments

	Joint ventures	Associated undertakings	Total

	£'000	£'000	£'000
At April 1, 2002	2,886	1	2,887
Share of retained profits less dividends paid	235	—	235
Translation adjustment	197	—	197

At June 30, 2002	3,318	1	3,319

Back to Contents

Interests in Group undertakings

The directors consider that to give full particulars of all interests in Group undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings whose results or financial position, in the opinion of the directors, principally affected the financial statements of the Group:

Subsidiary undertakings	Country of incorporation	Nature of business	Description of shares held	Other Group companies		Company

Eidos Interactive Limited	England and Wales	Developer and Publisher of computer software	Ordinary £1 shares each and 'A' ordinary £0.05 shares each	—		100%
Eidos Interactive Inc	U.S.A	Developer and Publisher of computer software	Common stock $0.001 par value	100%		—
Crystal Dynamics Inc	U.S.A	Developer of computer software	Common stock no par value	100%
Core Design Limited	England and Wales	Developer of computer software	Ordinary £1 shares	100%		—
Eidos Interactive France SARL	France	Publisher of computer software	Ordinary Shares of 7,623 Euros	100%		—
Eidos Interactive (Deutschland) GmbH	Germany	Publisher of computer software	Euros 25,565	100%		—
Eidos Interactive KK	Japan	Publisher of computer software	100 million Yen	—		100%
Eidos Interactive Pte Limited	Singapore	Publisher of computer software	Ordinary S$1 shares	—		100%
Ion Storm LLP	U.S.A.	Developer of computer software	Partnership units	89%		—
Joint ventures

Proein SL	Spain	Publisher of computer software	5000 Common shares of 6 Euros each	75%		—
Pyro Studios SL	Spain	Developer of computer software	500 Common shares of 6 Euros each	25%	(1)	—
Associated undertakings	Country of incorporation	Nature of business	Description of shares held	Other Group companies	Company

Sports Interactive Limited	England & Wales	Developer of computer software	Ordinary shares	25%	—

All the above companies operated principally in their country of incorporation.

(1)	Effective holding shown.

Back to Contents

14 Stocks

	June 30, 2001	June 30, 2002

	(unaudited)
	£'000	£'000
Raw materials and consumables	461	406
Finished goods	2,386	2,984

Stocks	2,847	3,390

15 Debtors

	June 30, 2001	June 30, 2002

	(unaudited)
	£'000	£'000
Trade debtors	6,522	1,390
Prepaid licenses	3,587	2,516
Deferred tax asset (note 19)	1,428	1,334
Corporation tax recoverable	3,931	—
Other debtors	4,573	2,307
Prepayments and accrued income	3,155	2,935

	23,196	10,482

Included within prepaid licenses is £1,449,000 in respect of periods that extend beyond one year (2001: £2,523,000).

16 Creditors: Amounts Falling Due Within One Year

	June 30, 2001	June 30, 2002

	(unaudited)
	£'000	£'000
Bank loans and overdrafts	19,060	—
Obligations under finance leases	85	167
Trade creditors	7,061	3,408
Royalty creditors	2,389	1,170
Other taxes and social security costs	572	238
Other creditors	768	1,182
Accruals	4,797	5,628
Corporation tax	1,716	11,393

	36,448	23,186

During the quarter ended June 30, 2002, the Group received £11.4 million that comprised a tax rebate of £10.5 million plus accrued interest of £0.9 million. The monies were received following the submission of a claim to the Inland Revenue, however this claim remains subject to agreement by the Inland Revenue. Until such time as the Inland Revenue has concluded its work in this respect, the Group will continue to carry this sum within creditors: amounts falling due within one year.

Back to Contents

17 Creditors: Amounts Falling Due After More Than One Year

	June 30, 2001	June 30, 2002

	(unaudited)
	£'000	£'000
Accruals and deferred income	2,000	1,176
Obligations under finance leases:
Due between one and two years	100	59
Due between two and five years	272	48

	2,372	1,283

18 Provisions for liabilities and charges

£'000
As at April 1, 2002	1,524
Release of provision for future rent commitments	(106)

As at June 30, 2002	1,418

The provision represents the discounted value of future lease payments in respect of a vacant property which is leased until 2008 by a subsidiary.

19 Deferred Taxation

	June 30, 2001	June 30, 2002

	(unaudited)
	£'000	£'000
Unrecognized
Difference between tax allowances and book depreciation	428	548
Other timing differences	9,730	7,018
Tax effect of losses carried forward	25,499	30,025

Unrecognized deferred tax asset	35,657	37,591

	June 30, 2001	June 30, 2002

	(unaudited)
	£'000	£'000
Recognized
Tax effect of losses carried forward	1,428	1,334

The tax effect of losses carried forward includes £16 million acquired tax losses, which arose during the year March 31, 1999 on the acquisition of Crystal Dynamics, Inc. which are available over a number of years.

The other timing differences arise in the USA where they relate mainly to disallowed interest expenses and movements on provisions for future returns.

Back to Contents

20 Called up Share Capital

	June 30, 2001	June 30, 2002

	£'000	£'000
Authorized
June 30, 2001 : 142,500,000 Ordinary Shares of 2p each	2,850	—
June 30, 2002 : 192,500,000 Ordinary Shares of 2p each	—	3,850

Allotted, called up and fully paid
June 30, 2001 : 103,988,348 Ordinary Shares of 2p each	2,080	—
June 30, 2002 : 139,753,355 Ordinary Shares of 2p each	—	2,795

During the period, 14,939 ordinary 2p shares were allotted following the exercise of Eidos options and 85,901 were allotted in conjunction with the US stock purchase plan. The total consideration received on all share allotments was £124,725 cash (total nominal value £2,069)

21 Stock Options

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

In general the periods of the Approved and Unapproved Scheme options are ten years and seven years respectively. In addition, certain US employees have been granted options under the US Stock Option Plan and these have a seven year term.

Options are generally exercisable three years after being granted and are on a one share for one option basis with no specific performance criteria.

During 1999 the Company launched an Inland Revenue approved SAYE Share Scheme ("Sharesave Scheme") for all UK employees. Similar schemes were rolled out to employees in the French, German, Japanese and Singapore offices during 2000.

Back to Contents

The following options for 2p Ordinary Shares were open at June 30, 2002:

	Number of shares over which options granted	Option exercise price	Option exercise period

UK Inland Revenue Approved Scheme	55,586	61.76p	07/21/97 – 07/19/04
	111,172	62.96p	03/11/98 – 03/09/05
	21,267	141.04p	04/25/99 – 04/24/06
	21,050	142.48p	04/03/99 – 04/01/06
	168,379	154.26p	01/21/00 – 01/19/07
	159,033	254.00p	07/25/04 – 07/25/11
	11,764	255.00p	09/05/04 – 09/05/11
	22,232	298.63p	04/11/03 – 10/11/03
	175,832	298.63p	04/11/03 – 04/10/10
	9,110	329.21p	05/29/02 – 05/28/09

UK Inland Revenue Unapproved Scheme	1,111,725	105.24p	10/14/01 – 10/13/05
	257,930	140.92p	09/11/01 – 09/10/05
	201,077	141.04p	04/25/99 – 04/24/03
	323,583	142.48p	04/03/99 – 04/01/03
	235,232	154.26p	01/21/00 – 01/19/04
	139,543	154.26p	10/16/00 – 10/14/04
	630,137	298.63p	04/11/03 – 04/10/07
	129,855	329.21p	05/29/02 – 05/28/06
	861,467	254.00p	07/25/04 – 07/25/08
	88,236	255.00p	09/05/04 – 09/05/08

US Stock Option Plan	138,454	254.70c	01/21/00 – 01/19/04
	452,500	361.00c	07/24/04 – 07/24/08
	239,013	472.76c	04/11/03 – 04/10/07
	111,172	525.80c	05/29/02 – 05/28/06

5,675,349

	Number	Exercise price	Maturity date

International Sharesave Scheme	21,527	125.93p	02/01/02
	12,480	263.55p	08/01/02
	682	842.29p	02/01/03
	4,707	403.00 euro cents	06/01/03
	57,359	205.98p	08/01/03
	72,394	160.11p	02/01/04
	8,775	403.00 Euro cents	06/01/04
	15,803	198.00p	08/01/04
	4,837	149.31p	02/01/05
	7,879	192.00 Euro cents	04/01/05
	29,670	213.50 Euro cents	04/01/05
	234,833	117.00p	04/01/05
	*65,530	174.00c	09/30/02

536,476

These options include those granted to directors of the Company, which are also detailed in Note 4.

*

This is a US Stock Purchase Plan. The actual exercise price and number of purchase rights cannot be determined until maturity (ie 6 months following the date of grant). 60,530 is a provisional number of shares subject to purchase rights based on the market based on the market price of an Eidos Ordinary share (less an applicable 15% discount) as at the date of grant.

Back to Contents

22 Share Premium Account, Reserves and Reconciliation of Movements in Shareholders' Funds

The balances as at each balance sheet date and the movements in the periods are set out in the Consolidated Statements of Changes in Shareholders' Equity.

23 Reconciliation of operating profit/(loss) to net cash outflow/(inflow) from operating activities

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited) £'000	(unaudited) £'000	£'000

Operating income/(loss)	(21,537)	(13,989)	(15,625)
Depreciation of tangible fixed assets	902	470	559
Amortization and write off of goodwill	2,647	2,827	71
(Increase)/decrease in stock	33	386	520
(Increase)/decrease in debtors	48,622	24,323	20,970
Increase/(decrease) in creditors	(26,582)	(22,465)	(9,611)

Net cash inflow/(outflow) from operating activities	4,085	(8,448)	(3,116)

24 Analysis of Net Funds

	March 31, 2001	Change in quarter	June 30, 2001	March 31, 2002	Change in quarter	June 30, 2002

	(unaudited) £'000	(unaudited) £'000	(unaudited) £'000	£'000	£'000	£'000
Net cash:
Cash at bank and in hand	28,355	(19,717)	8,638	16,603	4,368	20,971
Bank overdrafts	(368)	368	—	—	—	—

Total cash and demand debt	27,987	(19,349)	8,638	16,603	4,368	20,971
Loans repayable within one year	(18,500)	(500)	(19,000)	(66)	66	—

	9,487	(19,849)	(10,362)	16,537	4,434	20,971

Short-term deposits and liquid resources	—	—	—	34,030	4,051	38,081

	9,487	(19,849)	(10,362)	50,567	8,485	59,052
Finance leases	(385)	(72)	(457)	(256)	(18)	(274)

Net funds	9,102	(19,921)	(10,819)	50,311	8,467	58,778

Back to Contents

Reconciliation of Net Cash Flow to Movement in Net Funds

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited) £'000	(unaudited) £'000	£'000

Increase/(decrease) in cash in period	(8,294)	(19,532)	4,223
Cash outflow from decrease in lease financing	98	58	(38)
Increase in term deposits	—	—	4,051

Change in net funds resulting from cash flows	(8,196)	(19,474)	8,236
New finance leases	(12)	(132)	(124)
Exchange rate movements	75	(315)	355

Movement in net funds in period	(8,133)	(19,921)	8,467
Net funds at beginning of period	22,632	9,102	50,311

Net funds at end of period	14,499	(10,819)	58,778

25 Contingent Liabilities

From time to time, the Group is subject to claims and litigation and at the period end there were a small number of claims outstanding against the Group. Full provision has been made in the Financial Statements where it is considered that the Group may have a liability. A total of £100,000 has been provided in respect of such claims at June 30, 2002.

In the opinion of the Directors the remaining claims outstanding are not expected to give rise to any significant liability for the Group.

26 Commitments under Operating Leases

The Group had the following annual commitments under non-cancelable operating leases, analyzed into leases that expire as follows:

	Land and buildings		Plant, machinery, motor vehicles and computer equipment
	June 30, 2001	June 30, 2002	June 30, 2001	June 30, 2002

	(unaudited) £'000	£'000	(unaudited) £'000	£'000
Within one year	288	152	223	81
In two to five years	1,098	2,177	442	219
After five years	500	514	—	—

	1,886	2,843	665	300

27 Capital Commitments

As at June 30, 2002 the Group had contracted to make payments, conditional upon the completion of development milestones, totalling £10.4 million to various licensors and developers involved in providing games software for the Group's use. £8.8 million is payable within one year and the remaining £1.6 million is due within one to two years. All development contracts can be terminated by Eidos at any time without penalties, if the development milestones are not achieved.

Back to Contents

28 Pension Commitments

Effective from January 1, 1997 the Group has operated a defined contribution private pension plan. The assets of the plan are held separately from those of the Group in an independently administered fund. Defined contributions are paid to the plan and charged to income so as to spread the cost of pensions over the employees' and directors' working lives within the Group. Contributions paid by the Group during the current quarter were £94,000 (2001: £95,000, 2000: £107,000). At the quarter end no contributions were outstanding.

In addition, one director is a member of the Core Design Pension Scheme. This is also a defined contribution scheme. Contributions paid by the Group during the current quarter were £7,500 (2001: £7,500, 2000: £6,975). No contributions were outstanding at the period end.

All significant overseas pension arrangements are also of a defined contribution nature. Contributions for the year were £112,000 (2001: £88,000, 2000: £102,000). No contributions were outstanding at the period end.

In October 2001, the UK Government made it compulsory for most companies in the UK employing over 5 members of staff to give their staff access to Stakeholder pensions. Eidos plc has reviewed its Group Personal Pension Plan and implemented a number of minor changes (such as lowering the entrance age) to ensure that the Plan is Stakeholder Exempt and no further action was needed to comply.

29 Related Party disclosures

In relation to material transactions, the Group has not identified any parties who are able to negotiate more favorable terms than would have been available to any other independent party on an arms length basis.

Quarter to June 30, 2002

a)	During the quarter the Group paid £1.3 million (2001: £3.2 million) to its associated companies as royalties and advances on games being developed for the Group.

b)	In July 1999 Eidos acquired a 75% stake in Proein SL. In the quarter to June 30, 2002 Eidos sold games to Proein SL totalling £179,000 (2001: £112,000). These games were all sold on an arm's length basis. In addition in the same period Eidos paid £0.5 million (2001: £0.3 million) to Pyro Studios SL (in which Eidos acquired a 25% stake) as royalties and for the development of games for Eidos. At June 30, 2002 Eidos was owed £24,000 by Proein SL, (2001: Eidos owed Proein SL £119,000) and was owed by Pyro Studios SL £112,000 (2001: £69,000).

c)	In June 2001 Eidos took its stake in Ion Storm to 89%. In the quarter to June 30, 2002 Eidos paid £1.4 million to Ion Storm for the development of games for Eidos. As at June 30, 2002, Eidos was owed £4,623,000 by Ion Storm.

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

Back to Contents

Certain financial assets such as investments in subsidiary, joint and associated undertakings are excluded from the scope of these disclosures.

As permitted by FRS13, short-term debtors and creditors have also been excluded from the disclosure, other than the currency disclosures.

Interest rate risk profile of financial liabilities

The interest rate and currency profile of the Group's financial assets and liabilities at June 30, 2002 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£'000	£'000	£'000	£'000	£'000	£'000
Cash and liquid resources – floating rate	53,646	495	4,509	169	233	59,052

	53,646	495	4,509	169	233	59,052

The corresponding interest rate and currency profile of the Group's financial assets and liabilities at June 30, 2001 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£'000	£'000	£'000	£'000	£'000	£'000
Cash and liquid resources – floating rate	3,802	2,480	2,050	116	190	8,638
Floating rate debt	(19,000)	—	—	—	—	(19,000)

	(15,198)	2,480	2,050	116	190	(10,362)

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

Back to Contents

The table below shows the Group's currency exposures, i.e. those transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. These exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	US dollar	Euros	Singapore dollar	Japanese Yen	Total

	£'000	£'000	£'000	£'000	£'000
Functional currency of group operation
Sterling	(3,618)	5,208	25	253	1,868
US Dollar	—	117	2	133	252
Euro	—	—	—	(1)	(1)
Yen	—	—	(2)	—	(2)

at June 30, 2002	(3,618)	5,325	25	385	2,117

at June 30, 2001 (unaudited)	(3,547)	7,953	117	1,325	5,848

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at June 30, 2002 were as follows:

	2001	2002

	(unaudited)
	£'000	£'000
In one year or less	19,000	—

Borrowing facilities

The undrawn committed facilities of the Group at June 30, 2002, mature as follows:

	2001	2002

	(unaudited)
	£'000	£'000
Within one year	31,000	15,821

Guarantees

The company has given a letter of guarantee to secure a committed borrowing facility of £0.8 million for a subsidiary undertaking.

Back to Contents

Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at June 30, 2002.

	2001 (unaudited)		2002
	Book value	Fair value	Book value	Fair value

	£'000	£'000	£'000	£'000
Primary financial instruments held or issued to finance the Group's operations
Borrowing falling due within one year	(19,000)	(19,000)	—	—
Financial assets:
Investments	5,102	17,760	3,319	3,319
Cash and liquid resources	8,638	8,638	59,052	59,052

All investments have been valued at cost, as this is not significantly different from their fair values.

Gains and losses on hedges

The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on trading balances denominated in foreign currencies. Changes in the fair value of instruments used to hedge foreign currency monetary assets and liabilities are recognized in the financial statements in the hedged periods. There were no unrecognized gains or losses at the quarter end as there were no open derivative positions.

Back to Contents

31 Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from US GAAP.

Application of US GAAP as described below has the following effect on the Group's consolidated net income/(loss) and shareholders' equity:

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
Net loss according to the consolidated statements of operations (prepared under UK GAAP)	(15,328)	(15,365)	(16,542)
Business combinations:
Amortization of goodwill	(194)	138	—
Full consolidation of joint venture company	67	—	—
Deferred bank charges	—	(1,250)	—

Net loss in accordance with US GAAP	(15,455)	(16,477)	(16,542)

Loss per share in accordance with US GAAP
Basic	(13.4p )	(14.3p )	(11.8p	)
Diluted	(13.4p )	(14.3p )	(11.8p	)
	June 30, 2001	June 30, 2002

	(unaudited)
	£'000	£'000
Shareholders' equity according to the consolidated balance sheet (prepared under UK GAAP)	14,550	56,589
Goodwill	13,632	13,632
Write off of in process research and development	(2,368)	(2,368)
Amortisation of goodwill	(11,388)	(11,264)
Investment in associates – net assets	204	—
Investment in associates – goodwill	7,114	7,114
Less amortisation	(6,717)	(7,114)
Unrealized appreciation on investments	12,598	—
Full consolidation of joint venture company	(19)	—
Revenue recognition	(938)	—
Deferred bank charges	—	—
Tax effect of US GAAP adjustments	(3,760)	—

Shareholders' equity in accordance with US GAAP	22,908	56,589

(1) Purchase Accounting

All of the Group's acquisitions have been accounted for using purchase accounting for both UK and US GAAP. Under UK GAAP, in-process research and development costs are not identified as an acquired asset in the purchase price but rather are capitalized as goodwill and amortized over the expected useful life. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which

Back to Contents

technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with US GAAP, the Group has identified £24.2 million in the aggregate as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: £8.2 million, 1997: £13.8 million, and 1999: £2.4 million).

The Group has recorded the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired, for US GAAP purposes in connection with various acquisitions. For the quarters ended June 30, 2000, 2001 and 2002, goodwill is amortized over 3 years for both UK and US GAAP purposes as 3 years is the estimated useful life due to the rapid pace of change in the industry.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require t hat intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

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

(2) Consolidation and Accounting for Investments in Common Stock

Certain investments made by the Group during the year ended 31 March 2000 have been reported differently under UK GAAP and US GAAP due to the respective definitions of a subsidiary, joint venture, associate and investment.

Under UK GAAP, definitions of subsidiary, joint venture, associate and investment are broadly based upon control, to a certain extent irrespective of the percentage of shares held. Under US GAAP, the percentage of shares held is the primary basis on which an investment is categorized as a subsidiary, joint venture, associate and investment. Strong evidence must be

Back to Contents

present in order to not consolidate an entity with a greater than 50% shareholding or to equity account for an investment of greater than 20% shareholding.

During the year ended 31 March 2000, the Group acquired a 75% interest in Proein SL. Because of the nature of the contractual joint control arrangements, this investment is considered joint ventures in accordance with UK GAAP and is accounted for using the equity method of accounting. For US GAAP purposes, Proein SL has been treated as a subsidiary and consolidated. While on a line-by-line basis, the statement of operations and balance sheets differs under UK and US GAAP, in reconciling net income and shareholders' equity from UK to US GAAP, there is only one difference relating to the treatment of the provision for unsold inventory. The Group is one of Proein SL's main suppliers. At each period-end, adjustments are made to eliminate the Group's profit on inventory sold to Proein SL that remains unsold. Adjustments are made for both UK and US GAAP, however the adjustment is 75% for UK GAAP and 100% for US GAAP.

The Group, in a series of acquisitions, acquired a 26% interest in Top Cow Productions during the years ended 31 March 1999 and 2000. Under UK GAAP, this was considered an investment and not an associate that would be accounted for using the equity method because although the Group had a participating interest (defined as greater than 20%), it did not exercise significant influence over the operating and financial policies of Top Cow Productions. Under US GAAP, an investment of over 20% of the voting stock of an investee leads to the presumption that an investor has the ability to exercise significant influence over the investee. In accordance with US GAAP, the investment in Top Cow Productions was accounted for using the equity method.

(3) Equity securities

Under UK GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under US GAAP, these securities are marked to market with any unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. In prior years, the Group had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom ASA). During March 2000, the Group sold a large proportion of its shareholding (at a discount to then quoted market price). The remaining holding was being marked to market under US GAAP until its disposal during the twelve months ended March 31, 2002.

(4) Revenue recognition

Under UK GAAP, license income and advance royalties are recognized when contractually due and non-refundable. Under US GAAP, SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended March 31, 2000, the Group received non-refundable advance royalties which met the criteria for revenue recognition under UK GAAP but not under US GAAP. Accordingly, under US GAAP these advance royalties had been deferred but were recognized in the fifteen months to June 30, 2002 as the associated royalties were actually earned.

Back to Contents

(5) Deferred taxation

The tax effects of temporary differences that give rise to deferred taxes are:

	June 30, 2001	June 30, 2002

	(unaudited)
	£'000	£'000
Net operating loss carry forward	26,927	31,357
Capital loss on investment in Express.Com	10,798	8,520
Other	10,158	7,568

	47,883	47,445
Valuation allowance	(46,455)	(46,111)

Deferred tax asset	1,428	1,334
Unrealized appreciation of investments	(3,760)	—

Net deferred tax asset/(liability)	(2,332)	1,334

As at June 30, 2002, the Group had federal operating loss carry forwards of £79.2 million, of which £70.1 million expire between 2012 and 2022 and £9.1 million have an unlimited carry forward period. Additionally, the Group has local operating less carry forwards of £31.7 million, expiring between 2003 and 2012.

The deferred tax asset in relation to Express.com relates to the £35.4 million writedown of this investment. At 30 June 2002, the capital/loss carry forward is £28.4. Capital losses in relation to this have unlimited carry forward.

As of June 30, 2002, management of the Company has evaluated the positive and negative evidence as required by US GAAP, impacting the realizability of the deferred tax assets. Accordingly, the deferred tax assets have been partially reserved. Management believes that it is more likely than not that the net deferred tax asset will be realized.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of June 30, 2002 will be allocated as follows:

£'000

Income tax benefit that would be reported in the Consolidated Statement of Income	45,805
Goodwill and other non-current intangible assets	306

46,111

The net change in the valuation allowance for the quarter was a decrease of £0.5 million (2001: increase of £0.5 million).

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

As at June 30, 2002, the Group does not believe that there was any material deferred tax liability arising from the excess of the value of its subsidiaries, joint ventures or associates over their base cost for tax purposes.

Under UK GAAP, the share of tax incurred by joint ventures is included in the tax on loss of ordinary activities. Under US GAAP, this tax would be included as part of equity in loss of affiliates within income before income taxes.

Back to Contents

(6) Deferred Bank Charges

Under the terms of the agreement with the Royal Bank of Scotland, certain fees became payable on the variation of the Group's banking facility which took place after the 31 March 2001 year end. Since these fees were both known and quantifiable at the year end, they were accrued in full in the year, under UK GAAP. Under US GAAP however, any such fees relating to the early extinguishment of debt must be recognised in the period of extinguishment. Consequently, these fees were expensed during the quarter to June 30, 2001 under US GAAP.

(7) Consolidated Statements of Cashflow

The consolidated statements of cashflow prepared in accordance with Financial Reporting Standard No. 1 (revised) present substantially the same information as that required under US GAAP. However, under US GAAP the cashflows of one of the joint ventures in Spain (which is consolidated as a subsidiary under US GAAP and equity accounted under UK GAAP) should be added. This has the effect of increasing the net cash inflow by £6,000. In addition, under US GAAP, there are certain differences from UK GAAP with regard to classification of items within the cashflow statement and with regard to the definition of cash and cash equivalents.

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

Under US GAAP, capital expenditure and financial investment and acquisitions and disposals are included in investing activities.

Set out below, for illustrative purposes, is a summary consolidated statement of cashflow under US GAAP.

	Quarter ended June 30, 2000	Quarter ended June 30, 2001	Quarter ended June 30, 2002

	(unaudited)	(unaudited)
	£'000	£'000	£'000
Cash flow from operating activities	(7,641)	(18,781)	8,878
Cash flow from investing activities	(1,165)	(265)	(758)
Cash flow from financing activities	(24)	42	93

Net increase/(decrease) in cash and cash equivalents	(8,830)	(19,004)	8,213

Back to Contents

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

	3 months ended June 30, 2000	3 months ended June 30, 2001	3 months ended June 30, 2002

	(unaudited)	(unaudited)
In thousands, except per share data	£'000	£'000	£'000
Income/(loss) for the period under US GAAP	(15,455)	(16,477)	(16,542)
Adjustment:
Stock-based compensation expense under SFAS 123	(434)	(446)	(420)

Pro forma income/(loss) for the period	(15,889)	(16,923)	(16,962)

Pro forma earnings/(loss) per share	(13.8p )	(14.6p )	(12.1p )

Eidos stock option schemes

£
Weighted-average grant-date fair value of options granted:
Quarter ended June 30, 2000	2.20
Quarter ended June 30, 2001	1.94
Quarter ended June 30, 2002	1.33

32 Companies Act 1985

The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 (United Kingdom) for any of the periods presented. Statutory accounts for the periods ended March 31, 2001 and 2000 have been filed with the United Kingdom's Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act. In addition, statutory accounts for the fifteen months to June 30, 2002 will be filed shortly.

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

Back to Contents

ITEM 19 – EXHIBITS.

The following documents are filed as part of this annual report:

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Eidos plc

(Registrant)
/s/Stuart Cruickshank
(Group Finance Director)

Date: September 27, 2002

CERTIFICATIONS

I, Michael McGarvey, certify that:

1.	I have reviewed this transition report on Form 20-F of Eidos plc:

2.	Based on my knowledge, this transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this transition report:

3.	Based on my knowledge, the financial statements, and other financial information included in this transition report, fairly present in all materially respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this transition report.

Date: September 27, 2002	/s/ Michael McGarvey
Michael McGarvey Chief Executive Officer

I, Stuart Cruickshank, certify that:

1.	I have reviewed this transition report on Form 20-F of Eidos plc:

2.	Based on my knowledge, this transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this transition report:

3.	Based on my knowledge, the financial statements, and other financial information included in this transition report, fairly present in all materially respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this transition report.

Date: September 27, 2002	/s/ Stuart Cruickshank
Stuart Cruickshank Group Finance Director