Form 20-F
period 2003-06-30
EIDOS PLC
filed 2003-12-23
CIK 1002717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2003_________________________________

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number 000-28994

(Incorporated with limited liability in England and Wales with registered number 2501949)
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London, SW19 3RU
(Address of principal executive offices)

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
N/a

As at June 30, 2003, there were outstanding 3,887,306 American Depositary Shares and 139,961,523 Ordinary Shares of the Company (including Ordinary Shares underlying the outstanding American Depositary Receipts)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                                No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17                               Item 18

Cautionary Statement with Respect to Forward Looking Statements

Certain statements made in this Annual Report on Form 20-F with respect to the plans, strategies and beliefs of Eidos plc (“the Company”) and its consolidated subsidiaries (collectively with the Company “the Group”) and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); and other factors identified under “Item 3 Key Information – Risk Factors” in this report.

The Company undertakes no obligation to update any forward-looking statements contained in this annual report, whether as a result of new information, future events or otherwise.

Back to Contents

Note: Omitted items are inapplicable

Please Note: Eidos plc changed its year end to 30 June during the prior year. In the United Kingdom it filed 15 month accounts for the period to 30 June 2002.

A transitional report on Form 20-F for the 3 months to 30 June 2002 was also filed in the United States of America.

Back to Contents

PART I

ITEM 3 – KEY INFORMATION

Introduction

The Company is one of Europe’s largest developers and publishers of entertainment software. The Group’s primary focus is on the development of its own content through its internal development resources, augmented by relationships with external development studios. The Group has a broad based publishing portfolio built around key franchises such as Tomb Raider, Championship Manager and Soul Reaver, and original titles that it believes have franchise potential. Tomb Raider is one of the most successful video game franchises in the world owned by an independent publisher with total sales currently exceeding 30 million units.

Change of Year End

In 2002, the Group changed its year end from March 31 to June 30. Eidos filed an annual report on Form 20-F for the year ended March 31, 2002 and a transitional report on Form 20-F for the three months ended June 30, 2002.

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with ‘‘Item 5. Operating and Financial Review and Prospects’’ and the consolidated financial statements and other financial information included in Item 8. The Group prepares its financial statements in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). These differences have a material effect on net income and shareholders’ equity and are described in Note 32 of the notes to the consolidated financial statements of the Company included in Item 8 of this report.

The selected consolidated financial data presented below for the Company in accordance with U.K. GAAP for the years ended March 31, 2001 and 2002, the three months ended June 30, 2002 and the year ended June 30, 2003 and at March 31, 2002 and June 30, 2002 and 2003 are derived from the audited consolidated financial statements included elsewhere in this report.

The selected consolidated financial data presented below for the Company in accordance with U.K. GAAP for the years ended March 31, 1999 and 2000 and at March 31, 1999, 2000 and 2001 are derived from audited financial statements of the Company not included in this report.

The selected consolidated financial data presented below for the Company in accordance with U.S. GAAP are derived from the Company’s audited financial statements, but are unaudited except for the amounts covered by the reconciliation set forth in Note 32 of the notes to the consolidated financial statements of the Company included in Item 8 of this report.

Back to Contents

U.K. GAAP

Consolidated Statement of Operations Data:

	Year ended March 31,		Year ended March 31,		Year ended March 31,		Year ended March 31,		Three months ended June 30,		Year ended June 30,
In thousands, except per share data	1999		2000		2001		2002		2002		2003

	£’000		£’000		£’000		£’000		£’000		£’000
Turnover	226,284		194,801		147,254		120,280		8,657		151,534
Cost of sales	81,628		87,908		81,722		48,680		5,144		62,099

Gross profit	144,656		106,893		65,532		71,600		3,513		89,435
Operating expenses:
Selling and marketing	36,357		45,307		41,530		20,554		5,308		25,747
Research and development	38,421		46,270		42,541		39,386		9,179		32,579
Administrative	30,708		39,204		34,434		27,198		4,651		20,437

Income/(loss) from operations	39,170		(23,888)		(52,973)		(15,538)		(15,625)		10,672
Income from joint ventures	—		532		876		1,446		394		2,950
Joint venture goodwill			(3,475)		(5,192)		(5,192)		(1,415)		(471)
Income/(loss) from sale of investments	—		80,236		(36,308)		4,377		—		1,400
Income from investments	—		—		136		152		—		—
Interest income/(expense), net	(1,250)		(4,130)		(2,897)		584		160		2,803

Profit/ (Loss) before income taxes	37,920		49,275		(96,358)		(14,171)		(16,486)		17,354
(Provision)/tax credit for income taxes	(13,670)		(24,072)		(971)		—		(56)		1,851

Net profit/(loss)	24,250		25,203		(97,329)		(14,171)		(16,542)		19,205

Earnings/(loss) per share	25.5	p	23.3	p	(84.5	p)	(10.7	p)	(11.8	p)	13.8	p
Diluted earnings/(loss) per share	22.5	p	21.4	p	(84.5	p)	(10.7	p)	(11.8	p)	13.7	p

Weighted average number of shares used to compute net earnings/(loss) per share (’000)	95,263		108,084		115,224		132,514		139,744		139,637

Consolidated Balance Sheet Data:

	March 31,	March 31,	March 31,	March 31,	June 30,	June 30,

In thousands	1999	2000	2001	2002	2002	2003

	£’000	£’000	£’000	£’000	£’000	£’000
Working capital(1)	53,574	54,424	9,540	65,639	49,738	67,932
Goodwill	25,939	28,305	13,837	2,552	1,021	252
Total assets	155,394	268,648	86,254	98,880	82,476	108,014
Long-term liabilities	30,813	2,253	2,318	2,999	2,701	33
Shareholders’ equity	66,532	126,419	30,617	73,384	56,589	75,777

1)      Working Capital includes stock, debtors and cash at bank less creditors falling due less than one year.

Back to Contents

U.S. GAAP

Consolidated Statement of Operations Data:

	Year ended March 31,		Year ended March 31,		Year ended March 31,		Year ended March 31,		Three months ended June 30,		Year ended June 30,
In thousands, except per share data	1999		2000		2001		2002		2002		2003

	£’000		£’000		£’000		£’000		£’000		£’000

Turnover	226,284		201,677		156,871		134,273		12,433		171,552
Cost of sales	81,628		93,310		88,185		57,591		7,744		76,826

Gross profit	144,656		108,367		68,686		76,682		4,689		94,726
Operating expenses:
Selling and marketing	36,357		46,291		42,750		22,161		5,822		28,306
Research and development	40,789		46,270		42,541		39,386		9,179		32,579
General and administrative	35,323		44,285		40,617		33,331		6,286		21,086

Income/(loss) from operations	32,187		(28,479)		(57,222)		(18,196)		(16,598)		12,755
Income/(loss) from sale of investments or termination of operations	—		82,242		(36,308)		4,173		—		1,400
Losses from interests in associates	—		—		—		—		—		—
Income from investments	—		—		136		148		63		308
Interest income/(expense), net	(1,250)		(4,142)		(1,658)		(479)		170		2,830

Income /(loss) before incomes taxes and minority interests	30,937		49,621		(95,052)		(14,354)		(16,365)		17,293
Provision for income taxes	(13,670)		(26,142)		(1,033)		(149)		(106)		1,513
Minority interests	—		(87)		(219)		(319)		(71)		(569)

Net income/(loss)	17,267		23,392		(96,304)		(14,822)		(16,542)		18,237
Goodwill amortization	4,070		13,448		16,107		12,098		1,486		—

Net income/(loss) before goodwill amortization	21,337		36,840		(80,197)		(2,724)		(15,056)		18,237
Earnings/(loss) per share	18.2	p	21.7	p	(83.6	)p	(11.2	)p	(11.8	)p	13.1	p
Earnings/(loss) per share before goodwill amortization	22.4	p	34.1	p	(69.6	)p	(2.1	)p	(10.8	)p	13.1	p
Diluted earnings/(loss) per share	16.3	p	19.9	p	(83.6)		(11.2	)p	(11.8	)p	13.0	p
Diluted earnings/(loss) per share before goodwill amortization	20.9	p	31.0	p	(69.6	)p	(2.1	)p	(10.8	)p	13.0	p

Weighted average number of shares used to compute net earnings/(loss) per share (‘000)	95,263		108,084		115,224		132,514		139,744		139,637

Consolidated Balance Sheet Data:

	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000	£’000	£’000	£’000
Working capital(1)	55,567	39,122	9,249	69,529	52,694	69,869
Goodwill	26,733	28,773	13,972	2,552	1,025	1,021
Total assets	157,316	312,655	103,914	102,967	86,358	112,860
Long-term liabilities	30,813	2,253	3,014	3,490	3,212	622
Shareholders’ equity	68,454	154,489	41,198	73,384	56,589	74,567

1)      Working Capital includes stock, debtors and cash at bank less creditors falling due less than one year.

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

Fiscal Year Ended	Average (1)

Fiscal year ended March 31, 1999	1.65
Fiscal year ended March 31, 2000	1.61
Fiscal year ended March 31, 2001	1.47
Fiscal year ended March 31, 2002	1.43
Three months to June 30, 2002	1.48
Fiscal year ended June 30, 2003	1.59

1)      Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

Monthly exchange rates for the previous six months	High	Low

April 2003	$1.60	$1.55
May 2003	$1.65	$1.59
June 2003	$1.69	$1.63
July 2003	$1.67	$1.58
August 2003	$1.61	$1.57
September 2003	$1.67	$1.57

On September 4, 2003 the Noon Buying Rate was $1.58 for each £1.00.

Back to Contents

Risk Factors

In addition to the other information contained in this report, the following risk factors should be considered carefully in evaluating the Group and its business.
Also see ‘‘Cautionary Statement with Respect to Forward-Looking Statements’’ at the beginning of this report.

Changing product platforms and formats may lead to consumer uncertainty and reduced demand.

The entertainment software market has evolved rapidly in recent years, primarily as a result of significant ongoing technological development. This is particularly true of the market for proprietary video game hardware and software, which has historically operated on a four to six year cycle, and which has undergone a major transition with the introduction of next generation consoles such as the Sony PlayStation 2, Microsoft’s Xbox and Nintendo’s GameCube. The introduction of new technologies and new hardware platforms can create instability in the market for entertainment software as a result of consumer uncertainty and fluctuations in demand for software for both old and new hardware systems. This in turn may lead to a deterioration in competitiveness and consequential losses.

As more technological advances are made, the Group will have to plan its development activities to ensure that it has what it believes to be an appropriate mix of software available to publish as further new hardware platforms or technologies come to market. In order to do this the Group must predict certain key factors over which it exercises little or no control, such as the timing of the launch of new consoles and technologies, the pricing models which the new hardware and software markets will sustain and the levels of market share and penetration which may be achieved. If these projections prove to be inaccurate, the Group might not realize the full potential of its product development program and may fail to recoup its investment in new product development.

The predicted levels of market growth associated with the successful introduction of new hardware platforms may not be achieved.

All of the current range of next generation consoles have now been launched in all of the major commercial markets in which the Group operates. Many commentators continue to forecast a period of significant growth for the industry as these new hardware platforms achieve mass market penetration. There remains however some uncertainty as to what degree these platforms will achieve the forecast levels of sales penetration either collectively or individually. The Group has invested considerable sums in developing games for these new platforms and the financial performance of the Group may be adversely affected if these platforms do not achieve the degrees of market acceptance that the Group has forecast. In addition, the Group has also entered into arrangements with The Sony Computer Entertainment Company under which released titles based on the Group’s Tomb Raider franchise, will be exclusive to PlayStation 2 through to December 2004. There is no guarantee that this hardware platform will achieve the sales penetration that the Group has forecast and consequently the Group’s ability to meet its revenue and profitability forecasts for this title and as a whole, may be adversely affected.

New product releases may fail to achieve market acceptance.

A key aspect of the Group’s strategy is to focus on a relatively small number of high quality entertainment software products based around a number of existing franchise properties and the development of new properties with franchise potential. Due to this dependence on a limited number of products, the Group may be adversely affected if one or more principal entertainment software products fail to achieve anticipated results. Furthermore, whilst the focus on franchise properties, if successful, results in extending product life cycles, there can be no assurance that the Group’s existing franchise titles can continue to be exploited as successfully as in the past. In addition, new products that the Group believes will have potential value as franchise properties may not achieve market acceptance and therefore may not be a basis for future releases.

Back to Contents

The Group’s success depends on the timely introduction of new products and new iterations of franchise titles of sufficiently high quality to replace declining revenues from older products. Notwithstanding the Group’s strategy of focusing on franchise and high quality original titles with future franchise potential, few entertainment software products achieve sustained market acceptance and there can be no assurance that new products will be introduced on schedule or that they will achieve widespread market acceptance or generate significant revenues. Due to the highly seasonal nature of the entertainment software market and the substantial revenues that can be generated in the initial months after a new title launch, it is important to choose and achieve an appropriate launch date. A poorly timed launch could affect the potential success of a title and thus the results of the Group. If the Group is unable to develop and publish titles that are capable of achieving market acceptance then it may continue to report operating losses and its prospects for future growth may be limited.

Product release dates are frequently difficult to predict.

The Group’s success depends on the timely introduction of new products to replace declining revenues from older products. The bulk of revenues generated from entertainment software products are generally realized in the first few months following release. Consequently because of the boost to revenues typically associated with the initial shipments of a new product, delaying a product introduction beyond the end of a financial reporting period may materially adversely affect operating results for that period.

The process of developing entertainment software products such as those offered by the Group is complex and is becoming more so as new hardware platforms and technologies are introduced. In the past, the Group has experienced significant delays in the introduction of certain new products. Whilst every effort has been made by the Group to minimize delays in intended release dates through significant improvements made to the development process, there remains a risk that such delays will occur again in the future and that this might have an adverse impact on the Group’s financial results.

Financial forecasting is difficult.

There is a degree of inherent uncertainty in certain key factors in the forecasting process. These include but are not limited to, the degree to which consumers will continue their interest in both new hardware platforms and the Group’s own new software releases, the timing of new software releases and the general economic conditions in the major markets in which the Group operates. As a consequence financial forecasting is difficult and there is a risk that the Group may fail to meet its financial forecasts for any given reporting period. There is also a risk that the Group may fail to accurately estimate its working capital requirements.

The Group’s business is highly seasonal.

The market for entertainment software is highly seasonal and historically the Group has earned a significant proportion of its annual revenues and profits in the quarter ended December 31. Due to the seasonal nature of the demand for entertainment software any slippage in new product release dates may mean that titles fail to reach their revenue and profitability forecasts and that the Group’s reported results as a whole, may be adversely affected. The Group previously announced that it was changing its year end to June 30 and that in the future, it would no longer report its quarterly results, only those at the half year and the year-end. Failure to meet new product release dates may also mean that the Group falls short of analysts’ expectations for these reporting periods.

The seasonal nature of the entertainment software industry and the Group’s release schedule, together with the terms on which the Group carries on its business, gives rise at certain times to a pronounced working capital requirement. If the Group does not have access to sufficient working capital during such periods, it may not be able to take full advantage of the commercial opportunities available to it.

Back to Contents

The Group operates in a highly competitive market.

The entertainment software market is highly competitive and is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Accordingly, the Group is always at risk from competitors achieving product selection, price, shelf access, marketing support, distribution or other selling advantages. There is a possibility that market forces, over which the Group has little or no control, may result in an unanticipated fall in the retail price of entertainment software. This could materially adversely affect the Group’s projected profit margins.

Unexpected levels of returns may be experienced.

The Group accepts returns and provides markdowns or other credits in the event that a retailer holds excess inventory of the Group’s entertainment software products. When entertainment software is dispatched into the retail channel, the Group establishes reserves, which estimate future potential returns, based on historical return rates, seasonality of sales, retailer and distributor inventories and other factors. The Group believes that it maintains adequate reserves. However there can be no assurance that actual returns or price reductions will not exceed such reserves.

The unauthorized copying and piracy of software is becoming more commonplace.

The entertainment software industry suffers increasingly from the effects of unauthorized copying and piracy. Whilst the Group takes such measures as it believes are appropriate to protect its entertainment software products, it cannot be certain that these measures will be sufficient, and this may result in a loss of revenue.

Complex entertainment software products may contain undetected errors.

Entertainment software products as complex as those offered by the Group may contain undetected errors when first introduced or when new versions are released. The Group has in the past discovered errors in certain of its product offerings after their introduction and has experienced delays or lost revenues during the period required to correct those errors. In particular, the PC hardware environment is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult. The Group has experienced delays and significant technical support expenses in the past. There can be no assurance that, despite testing by the Group, programming or compatibility errors will not be found in new products or releases after commencement of commercial shipments. Any such errors could result in the loss of, or delay in, achieving market acceptance, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The effect of on-line gaming on the entertainment software business is difficult to predict.

The Group has adopted a cautious approach to on-line gaming. It does not currently derive any material revenue streams from on-line gaming and it has taken a selective approach to investing in the development of the software and infrastructure required to support on-line gaming. The Group believes that the market for on-line gaming is not sufficiently mature or predictable enough to warrant significant levels of investment at this time. It is not clear what effect any increase in the demand for on-line gaming will have on the demand for the conventionally packaged software that the Group currently sells through its existing retail channels.

The Group is dependent upon the protection of its intellectual property and proprietary rights, and could become subject to costly and time-consuming intellectual property litigation.

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

Back to Contents

There can be no assurance that third parties will not assert infringement claims in the future with respect to current or future products of the Group. Any claims or litigation, with or without merit, could be costly and could require a significant amount of management’s attention and result in adverse determinations, each of which could have a material adverse effect on the Group’s business, results of operations and financial condition. Policing unauthorized use of the Group’s products and trademarks is difficult and, while the Group is unable to determine the extent to which infringement of its proprietary products and marks occurs, software piracy and trademark infringement can be expected to be persistent problems.

The Group relies on hardware manufacturers that are also the Group’s competitors.

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

Changes in international regulatory regimes may restrict the Group’s operations.

Recent developments in the U.S. and elsewhere have led the authorities to consider introducing tighter legislation against so-called ‘‘violent videos’’. Any such regulations could have an impact on the Group, in common with other publishers of video games, which is difficult to measure accurately.

The Group is heavily reliant on key personnel.

The continued success of the Group depends, to a significant extent, upon the performance and contribution of its senior management, together with its ability to continue to attract, motivate and retain highly qualified and creative employees. The loss of key management and employees, or the failure by the Group to attract additional qualified employees or to retain the services of key personnel, could materially adversely affect the Group’s business, results of operations or financial condition.

The results of the Group’s international operations are subject to currency fluctuations.

Currently, the Group’s products and services are marketed in over 35 countries, covering primarily Europe and the U.S. Sales of the Group’s products in such markets are subject to risks inherent in international business activities, including general economic conditions in each country, overlap of differing tax structures, management of an organization spread over various jurisdictions, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations and varying accounts receivable cycles.

The Company publishes its consolidated financial statements in pounds sterling. A significant portion of the Group’s assets and net revenues are generated in foreign currencies, primarily Euros and U.S. dollars. In translating the results of its overseas operations the Group is subject to fluctuations in the exchange rates between pound sterling and the overseas currency.

Accordingly, depreciation in the weighted average value of the overseas currency against pound sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against pound sterling could increase reported revenues. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

Back to Contents

World events.

Events such as the terrorist attacks of September 11, 2001 may trigger un-foreseen economic conditions and cause the demand for computer entertainment software to fluctuate in an un-predictable manner.

Our stock price has been volatile and may continue to fluctuate.

As a result of the factors discussed in this report and other factors that may arise in the future, the market price of our Ordinary Shares historically has been, and may well continue to be, subject to fluctuations. These fluctuations may be due to factors specific to us, to changes in market estimates, or to factors affecting the computer, software, Internet, entertainment, media or electronics business.

Back to Contents

ITEM 4 – INFORMATION ON THE GROUP

History and development of the Group

The legal and commercial name of the Company, which was incorporated on May 14, 1990 under the laws of England and Wales, is Eidos plc. The Company’s Ordinary Shares are traded on the London Stock Exchange and American Depositary Shares (each representing one ordinary share) are traded on the Nasdaq National Market.

The Company’s registered office is located at Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU, United Kingdom and its main telephone number + (0) 44 20 8636 3000.

The Group develops and publishes advanced entertainment software products.

The Group was formed in May 1990 to develop video editing systems and subsequently expanded its activities to include developing proprietary, software-based video compression technology to be used in CD-ROM and video telephony applications. Sales of video compression products were not significant, and the Company broadened its strategic focus to include developing and publishing entertainment software. To implement this strategy, the Group effected a number of acquisitions, which resulted in a substantial expansion of the Group’s operations. In October 1995, the Group acquired three entertainment software companies (Domark Group Limited, Simis Limited and The Big Red Software Company Limited) for aggregate consideration, including costs, of £13.8 million. In April 1996, the Group acquired CentreGold plc, an entertainment software company, for consideration, including costs, of £17.6 million. The consideration for each of these acquisitions consisted primarily of newly issued Eidos shares. As contemplated at the time of the CentreGold acquisition, in June 1996 the Company disposed of CentreSoft Limited and PDQ Limited, the distribution arms of CentreGold, for £7.5 million in cash, the net book value of such companies at the date of acquisition by the Group. Subsequently CentreSoft Limited was acquired by Activision, Inc. resulting in an additional £0.5 million deferred consideration recognized in fiscal 1999.

In November 1998 the Group acquired Crystal Dynamics, Inc. for $49.1 million including costs. During the year ended March 31, 2000, the Group acquired 75% and 25% holdings in Proein SL and Pyro Studios SL, respectively. During the same year the Group licensed certain of its video compression technologies to Forbidden Technologies plc, a company formed by one of the Group’s original founders. The Group divested itself of its remaining non core activities during the year ended March 31, 2001 to concentrate on developing and publishing high quality entertainment software.

In July 2001 the Group successfully completed a 1 for 3 Rights Issue raising £51.6 million, net of costs. All of the next generation of videogame consoles had been launched by March 31, 2002.

Also in June 2001 the Group took its holding in Ion Storm LP to 89.6% of the issued partnership units for a nominal sum. The 89.6% holding has been built up over a series of piece-meal acquisitions for which the fair value of the total consideration paid was $536.

The Group’s future success is dependent upon its ability to develop and publish new entertainment software titles that are capable of achieving widespread market acceptance and driving sustainable growth in revenues and operating profits. The Group currently derives a significant proportion of its revenues from the market for videogames. This market went through a period of transition as consumers waited for the next generation of videogame consoles to be released into the market. In common with many other publishers of entertainment software the Group experienced fluctuating and un-predictable levels of demand for its titles during this period, which contributed significantly to its poor operating results during the years ended March 31, 2000 and 2001, and the 15 months ended June 30, 2002.

<<<<<

Back to Contents

Acquisitions, investments and disposals in the last three fiscal years

Express.com, Inc.

On November 11, 1999, the Group acquired 19.96% of Maximum Holdings, Inc. an internet company for $55 million. Following the acquisition, Maximum Holdings, Inc. merged with another internet company, DVD Express, Inc. and changed its name to Express.com, Inc. This diluted the Group’s holding to 12.6%. Express.com experienced significant financial difficulties during the year ended March 31, 2001, and on March 7, 2001, Express.com filed for federal bankruptcy protection under Chapter 11 of the U.S. bankruptcy code. The investment of $55 million was written off in the year ended March 31, 2001.

Vision Park Entertainment AB

The Group had a 39.54% investment in Innerloop Technologies AS, an entertainment software developer. On September 1, 2000, the whole of the share capital of Innerloop Technologies AS was acquired by Vision Park Entertainment AG (publ.), conditional upon the subsequent listing of Vision Park Entertainment AB (publ.) in Sweden. As part of the acquisition, the Group’s 39.54% holding was converted at the ratio of 1 to 12 into 585,198 Vision Park shares. Vision Park Entertainment AB (publ.) subsequently listed its share on OM Stockholmborsens O-lista in November 2000.

Within the Group accounts, this investment was carried at nil. In November 2000, the Group sold 206,000 shares in Vision Park Entertainment AB (publ.) for £519,000. The Group sold its remaining shares in October 2001 for £122,900.

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

Year ended June 30, 2003

During the year ended 30 June 2003, the Group increased its joint venture interest in Pyro Studios SL from 25.1% to 26.7% at a cost of £19,000. No additional goodwill was generated.

Back to Contents

Business Overview

The Group is one of Europe’s largest independent developers and publishers of entertainment software. The Group’s publishing activities date from 1995 when it acquired the Domark Group Ltd with the Championship Manager franchise. The following year it acquired the CentreGold Group plc, which included Core Design Limited, the developer of the Tomb Raider franchise.

Tomb Raider is one of the most successful entertainment software franchises in the world owned by an independent publisher. With six iterations to date, total unit sales currently exceed 30 million. In addition to Tomb Raider, the Group has developed a broadly based publishing portfolio which includes a number of other franchise titles such as Championship Manager, Soul Reaver, Deus Ex and Hitman.

The Group’s market share amongst all independent publishers in the calendar year 2002, based on independent data supplied by ChartTrack in the U.K., GfK in France and Media Control in Germany, was 4% in the U.K., 4% in Germany and 3% in France. In the U.S., based on independent data provided by TRST, the Group’s market penetration in the calendar year 2002 was 2%, giving it a No.17 position; in relation to PlayStation 2 sales, the market penetration was 2.2% giving it a No.16 position.

The Group’s core activity of publishing entertainment software has become increasingly orientated towards the creation and development of its own content. Historically, the particular publishing strengths of the Group have been in the action adventure, strategy and sports management genres and the Directors expect this will continue to be the case in the short to medium-term based on the titles currently in development. In the past the Group has taken a selective approach to sports action titles and the Directors also expect this to continue.

The Directors have promoted a ‘‘developer friendly’’ culture within the business and currently the Group has over 300 development staff working within 13 teams in 4 studios, which are wholly-owned or partly-owned. This resource is augmented by an external development programme. Of total sales of £151.5 million in the year ended June 30, 2003, 34% was derived from internally-generated product.

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

The Group sells its products mainly in the United States and Europe. See Item 8, Note 3 for a full breakdown of revenues and profits by activity and geographic market. The Group’s sales are highly seasonal with most of the revenue being earned in the quarter ended December 31, due to an increase in sales in the lead-up to year end holiday buying season. See ‘‘Item 3 – Risk Factors – The Group’s Business is Highly Seasonal’’.

The Group markets its products by targeting the retail and end-user customers through a marketing strategy, which includes retail promotions, public relations campaigns, consumer advertising, web-based marketing and direct marketing.

Retail promotions include sending product information to major industry buyers and selected retail store managers. The mailings include game descriptions, preliminary pricing information, ordering information, product merchandise and available press coverage. The Group also carries out ‘‘co-operative’’ marketing campaigns with major retailers to improve store presence and participate in the retailer’s own advertising. Public relations campaigns include personal visits to magazine publishers, trade show appearances, and weekly and monthly mailings to the video game press, on-line publications, lifestyle and sports press, national dailies and broadcast media.

Consumer Advertising generally begins two to three months prior to launch of a product. The advertising may include: print, television, radio, outdoor, on-line advertising, cinema advertising, direct mail, co-marketing ventures and creative packaging. In-store promotions may include videos, window displays, product signage and/or product demonstrations. Current Web exposure is focused on bringing the Group closer to its customers by the provision of technical support on its web-site and by providing samples to stimulate interest in products. In relation to direct marketing, the Group holds a considerable database of customers built from the return of warranty cards. The database is used for profiling exercises and segmented direct marketing campaigns. Campaigns are extended via physical mailings and, wherever possible, electronic mailing. The Group also participates in direct marketing activities using databases built by retailers’ loyalty schemes.

Back to Contents

Organizational structure

The Company is the holding company of the Group. The Company has the following principal subsidiaries and joint ventures:

Name	Date of incorporation	% Share capital held		Nature of Business	Registered Office

Principal Subsidiaries of the Company
Incorporated and operates in England and Wales
Eidos Interactive Limited	03/24/84	100		Developer and publisher of entertainment software	Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU, United Kingdom
Core Design Limited	05/13/88	100	(1)	Developer of entertainment software	2 Roundhouse Road, Pride Park, Derby DE24 8JE, United Kingdom

Incorporated and operated in the United States
Eidos, Inc.	08/15/92	100	(1)	Publisher of entertainment software	651 Brannan Street, 4th Floor, San Francisco, California 94107, United States of America
Crystal Dynamics, Inc.	07/08/92	100	(1)	Developer of entertainment software	2468 Embarcadero Way, Palo Alto, California 94025-3691, United States of America
Ion Storm LLP	12/3/96	89	(1)(2)	Developer of entertainment software	CT Corporation System, 350 North St Paul Street, Dallas, Texas, TX 75021 United States of America.

Incorporated and operates in France
Eidos France SARL	12/10/85	100	(1)	Publisher of entertainment software	8th Floor, 6 Boulevard du General Leclerc, 92115 Clichy, France

Incorporated and operates in Germany
Eidos (Deutschland) GmbH	02/08/96	100	(1)	Publisher of entertainment software	Grosse Elbstrasse 145d, 22767, Hamburg, Germany

Incorporated and operates in Japan
Eidos KK	07/30/98	100		Publisher of entertainment software	Etsuzan LK Building 4F, 1-10-4, Hiroo, Shibuya-Ku, Tokyo 150-0012, Japan

Incorporated and operates in Singapore
Eidos Pte Limited	11/17/98	100		Publisher of entertainment software	15b Circular Road, Singapore 049371

Joint Ventures
Incorporated and operate in Spain
Proein SL	08/12/76	75	(1)	Publisher of entertainment software	Euromor Building, Avenida de Burgos 16-D, Madrid, Spain
Pyro Studios SL	03/11/97	27	(1)	Developer of entertainment software	As above

With the exception of the companies marked(1), the share capital of the above companies is held directly by the Company. In the case of Ion Storm(2), the holding is in the form of partnership units rather than Ordinary Shares. The share capital of the companies marked(1) is held by one of the wholly-owned subsidiaries of the Company.

Back to Contents

Property, plant and equipment

The Group maintains an aggregate of approximately 128,352 square feet of office and commercial studio space in London and Derby, England; in Hamburg, Germany; in Paris, France, in San Francisco and Palo Alto, California, and Austin, Texas, U.S., in Tokyo, Japan and in Singapore.

Details of the principal establishments of the Group are as follows:

Property	Tenure	Description	Approximate Area Occupied (square feet)

Eidos plc Eidos Interactive Limited 2nd floor Wimbledon Bridge House Hartfield Road London SW19 3RU	Leasehold 10 years from November 22, 1996 Leasehold from December 25, 2002 to September 26, 2014	Office	19,000 4,000
Core Design Limited 2 Roundhouse Road Pride Park Derby DE24 8JE	Leasehold 15 years from October 15, 1999	Office	12,320
Eidos, Inc. 651 Brannan Street 4th Floor, San Francisco, California 94107	Leasehold 5 years from May 12, 2002	Office	15,000
Crystal Dynamics, Inc. 64 Willow Place Menlo Park, California 94025-3691	Leasehold from January 1, 1999 to March 31, 2007	Office	26,788
Eidos France SARL 8th Floor 6 Boulevard du General Leclerc Clichy	Leasehold 9 years from September 21, 1994	Office	3,422
Eidos (Deutschland) GmbH 145d Grosse Elbstrasse, 22767 Hamburg	Leasehold 3 years from October 15, 1999	Office	10,764
Eidos KK Etsuzan LK Building 4F, 1-10-4, Hiroo, Shibuya-Ku, Tokyo 150-0012, Japan	Leasehold 2 years from June 25, 2002	Office	2,337
Eidos Pte Limited 15b Circular Road Singapore 049371	Leasehold 2 years from June 15, 2002	Office	1,024
Ion Storm L.P. 8303 Mopac, Austin, Texas	Leasehold 4 years from October 30, 2000	Office	19,915
Pyro Studios SL 1st Floor, Avenida de Burgos 16-D, Madrid	Leasehold 5 years from August 19, 1998	Office	8,073
Proein SL 3rd Floor, Avenida de Burgos 16-D, Madrid	Leasehold 5 years from May 30, 2001	Office	4,036
Proein SL Poligono Casablanca-2, Doctor Severo Ochoa, 37-Alcobendas, Madrid	Owned	Warehouse	5,673

The principal place of business of each of the above companies is the first relevant address shown above.

Back to Contents

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating results

The following discussion of the financial condition and results of operations of the Group (under U.K. GAAP) should be read in conjunction with the Group’s Consolidated Financial Statements and Notes included elsewhere in this report. The following discussion contains forward-looking statements that involve risks and uncertainties. See ‘‘Cautionary Statement with Respect to Forward-Looking Statements’’ at the beginning of this report.

Overview

The Group’s future success is dependent upon it developing and publishing additional entertainment software titles and such titles achieving significant market acceptance. The Group maintains its accounting records and reports its results in pounds sterling in accordance with U.K. GAAP. There are material differences between U.K. GAAP and U.S. GAAP (these are discussed in Note 32 of the Consolidated Financial Statements).

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

The Group has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) market acceptance of the Group’s products; (iii) delays in product completion; (iv) higher than expected product returns; (v) projected and actual changes in platforms; (vi) changes in pricing policies by the Group and its competitors; (vii) costs associated with the write-off of discontinued development projects; (viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; and (ix) the size and rate of growth of the consumer software market. In response to competitive pressures, the Group may take certain pricing or marketing actions that could materially adversely affect the Group’s business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly, the Group operates with little backlog. The Group’s expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet the Group’s sales expectations. Furthermore, the entertainment software business is highly seasonal. Net revenues are typically significantly higher during the fourth calendar quarter, due primarily to the increased demand for entertainment software products during the year-end holiday buying season. Net revenues in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

The Group has historically recorded a significant proportion of its costs in pounds sterling. Eidos maintained its position in the key gaming markets throughout 2003 and as a result the Group’s sterling/non-sterling trading profile has not changed significantly from 2002. In the fifteen months ended June 30, 2003, 46% of the Group’s total costs (including goodwill) were in sterling (year ended March 31, 2002: 48%) and 54% in currencies other than sterling. As in previous years, a high proportion of turnover, 66% in the 15 month period ended June 30, 2003 (year ended March 31, 2002: 68%), was denominated in non-sterling currencies, primarily U.S. dollars and Euros. The Group reports its results in sterling. As a result, changes in the value of the pound sterling in relation to other currencies will affect the Group’s turnover and operating margins. The impact of future exchange rate fluctuations between the pound sterling and other currencies on the Group’s turnover and operating margins cannot be accurately predicted. Over the past several years, the Group has taken steps to reduce its exposure to currency fluctuation through foreign exchange management. This is aimed at protecting margins and fixing future pound sterling cash flows. In particular, the Group has adopted a policy of hedging against the devaluation of a portion of its short-term foreign currency cash flows using forward contracts and currency swaps issued by the Company’s bankers.

Back to Contents

At June 30, 2003, unhedged currency net liabilities totaled £21.3 million (predominantly U.S. dollars and Euros), and there were no open derivative positions as at this date.

Exceptional Items

Under U.K. GAAP, the Group has disclosed its net profit on the disposal of certain investments during the year ended March 31, 2002 as an ‘‘exceptional,’’ item for the period. Details of these disposals are explained below and in Note 8 to the Consolidated Financial Statements. During the year ended March 31, 2001 the Group presented an alternative profit and loss account format to show the effect of a number of unrelated exceptional charges. The exceptional items disclosed in both years do not meet the definition of ‘‘Extraordinary items’’ under U.S. GAAP and therefore would not be separately identified in the U.S. GAAP consolidated financial statements as extraordinary or unusual.

Year ended June 30, 2003

Litigation settlement

The Group received a £1.4 million litigation settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

Year ended March 31, 2002

Exceptional income on sale of investments

The Group disposed of its remaining shareholding in Opticom during the year ended March 31, 2002 realising net proceeds of £11.0 million and a net profit of £8.5 million. This profit was partially off-set by write downs and losses on other disposals of £4.1 million, which occurred following a review of the Group’s other investments in the period.

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

Write down of investment in Express.com

In November 1999, the Company acquired an interest in Express.com (‘‘Express’’) an internet company, for $55 million. During fiscal 2001, it became clear that Express was experiencing severe commercial difficulties in common with many other internet companies and the Group consequently decided to make full provision against the carrying value of the investment during the year. In March 2001, Express filed for federal bankruptcy protection under Chapter 11 of the U.S. bankruptcy code.

Legal and professional fees in relation to aborted takeover talks

During the previous period £0.9 million legal and professional fees were incurred in respect of bid talks previously disclosed in the 6-k filing for the quarterly period ended September 30, 2000.Unless otherwise indicated, all financial results and analyses in this report refer to the Group’s U.K. GAAP financial statements.

Back to Contents

Results of Operations (U.K. GAAP)

The following table sets forth the actual selected statements of operations data of the Group as a percentage of turnover for the periods presented:

Consolidated Statements of Operations Data:

	Year ended March 31,	Year ended March 31,	Three months ended June 30,	Year ended June 30, (unaudited)	Year ended June 30,

As a percentage of turnover	2001	2002	2002	2002	2003

Turnover	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	55.5	40.5	59.4	41.7	41.0

Gross profit	44.5	59.5	40.6	58.3	59.0
Operating expenses:
Selling and marketing	28.2	17.1	61.3	18.9	17.0
Research and development	28.9	32.7	106.1	33.4	21.5
Goodwill amortization	7.4	5.7	0.8	3.6	0.1
Other administrative	16.0	16.9	52.9	17.1	13.3

Income/(loss) from operations	(36.0)	(12.9)	(180.5)	(14.7)	7.1
Income from joint ventures	0.6	1.2	4.6	1.5	1.9
Joint Venture goodwill amortization	(3.5)	(4.3)	(16.3)	(4.6)	(0.3)
Income/(loss) from sale of investments or termination of operations and write down of investments	(24.7)	3.6	—	—	—
Income from investments	0.1	0.1	—	0.2	0.9
Interest income (expense), net	(2.0)	0.5	1.8	0.7	1.9
(Provision)/credit for income taxes	(0.6)	0.0	(0.6)	0.0	1.2

Net income/(loss)	(66.1%)	(11.8%)	(191.0%)	(13.1%)	12.7%

Year ended June 30, 2003 compared to year ended June 30, 2002

NB: Please note that the Company changed its year end during 2002 from March 31, to June 30. This discussion below compares the year ended June 30, 2003, to the year ended June 30, 2002.

The Group’s results for the year ended 30 June 2003 show continued significant improvements in its operating and financial performance. Turnover increased by 29.8% to £151.5 million compared to £116.7 million in the year to 30 June 2002. Gross margins increased to 59.0% compared to 58.3% and there were further reductions in the Group’s fixed cost base. Overall the Group recorded a net profit after tax of £19.2 million compared to a loss of £15.3 million for the year to 30 June 2002.

Turnover

We released 27 new game versions in the year (2002: 18), including seven for PlayStation 2 and five for Xbox with the balance being principally PC game releases. A number of key franchise titles such as Tomb Raider: The Angel of Darkness, Hitman 2: Silent Assassin, TimeSplitters 2 and Championship Manager 4, each sold circa one million units during the year. The balance of our portfolio in favour of pillar titles represents a significant improvement over the prior year. Catalogue sales of earlier versions of franchise titles such as Tomb Raider, Deus Ex and TimeSplitters remained strong in the year. In total, 12.5 million units were shipped in the year, compared to 11.4 million units during the year to 30 June 2002. There was an increase in the gross average selling price from £12.22 to £13.73 over the year resulting from the strong performance of our franchise titles. Overall, approximately 75% of Eidos’ revenue for the year was derived from console based games, compared to 65% in the prior year.

Back to Contents

Operating results

The gross margin for the year to 30 June 2003 was 59.0% compared to 58.3% for the year to 30 June 2002. It is expected that margins will show a slight decrease from these levels in the coming year primarily due to the sales mix.

Total operating expenses for the year ended 30 June 2003 fell to £76.3 million from £82.3 million for the year to 30 June 2002. The decrease in operating expenses arises largely from the full year impact of savings made in prior years together with certain non-recurring savings made in research and development.

Advertising costs in the year to 30 June 2003 were £18.3 million (12.1% of turnover) compared to £13.7 million (11.8% of turnover) for the year to 30 June 2002. This reflects the strong promotional support for our pillar titles released during the year. The fixed element of selling and marketing costs was £7.4 million compared to £8.1 million in the prior year. The reduction in expenditure is due to the full year impact of savings arising from salary and licence amortization costs in our publishing businesses.

Research and development, representing the Group’s total investment in product development, totalled £32.6 million (2002: £39.0 million). This decrease reflects the move toward internally developed franchise titles and certain non-recurring savings. The Group remains committed to investing in developing titles for future release and expects the level of expenditure to increase in line with those recorded in previous periods.

Total administrative expenses for the year were £20.4 million including goodwill amortization of £0.2 million, compared to £24.2 million including goodwill amortization of £4.2 million in 2002. The reduction in the amortization charge resulted from the goodwill relating to the acquisition of Crystal Dynamics becoming fully amortized during the year to 30 June 2002. Administrative expenses before goodwill amortization were £20.2 million compared to £20.0 million for the year to 30 June 2002. While the Group continues to invest in management and infrastructure to support future growth, it will also maintain its close management of administrative expenses.

After deducting total operating expenses of £76.3 million, Eidos reported an operating profit of £13.2 million for the year. This included the Group’s share of joint venture operating profits of £2.5 million (including goodwill amortization of £0.5 million). This compares to an operating loss for the year to 30 June 2002 of £20.8 million, which included joint venture operating profits of £1.8 million.

Exceptional items

The Group received a £1.4 million litigation settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

Taxation

Included within the tax credit for the year is an amount of £5.6 million relating to the release of provisions in respect of prior year contingent tax liabilities. This release reflects the results of discussions with the Inland Revenue during the year. The Board is satisfied that the Group is adequately provided for any remaining tax exposures. Significant brought-forward losses remain available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 – Deferred Tax, and believes that no further amounts should currently be recognized in respect of these losses. The Group continues to work to optimize its tax position going forward.

Earnings per share

Eidos reported a profit after tax of £19.2 million for the year to 30 June 2003 compared to a loss of £15.3 million for the year to 30 June 2002. The basic earnings per share was 13.8p compared to a loss of 11.1p for the year to 30 June 2002, based on the weighted average number of shares in issue during the year.

Back to Contents

Year ended March 31, 2002 compared to the year ended March 31, 2001

Revenue

Turnover for the year ended March 31, 2002 decreased 18.3% from £147.3 million (including exceptional charges) in the year ended March 31, 2001 to £120.3 million.

In the year ended March 31, 2002 we shipped twenty new titles (2001: twenty), including eleven for PlayStation 2 and two for Xbox. A number of key franchise titles such as Blood Omen 2, Soul Reaver 2, and the PC CD versions of Commandos 2 and Championship Manager Season 01/02, all sold in excess of 350,000 units during the period. Championship Manager Season 01/02 became the UK’s fastest selling PC CD title of all time when it launched in October 2001, whilst Blood Omen 2 was a top five title on both PlayStation 2 and Xbox, when it shipped in the USA at the end of March 2002. Whilst we were broadly satisfied with the performance of these particular titles the balance of our portfolio of new releases did not meet expectations. Catalogue sales of earlier versions of franchise titles such as Tomb Raider and TimeSplitters remained strong in the period.

Operating results

The gross margin for the year ended March 31, 2002 was 59.5% compared to 44.5% (including exceptional charges) for the corresponding period last year. Improved controls over channel and inventory exposures contributed to the increase in margins in the period, whilst royalty costs were also greatly reduced. This was partly as a result of the shift towards internally developed titles and the reduced reliance on licensed titles during the period.

Total operating expenses including exceptional items fell by 26.0% to £90.9 million for the year ended March 31, 2002, compared to £122.8 million for the year ended March 31, 2001.

Whilst improved controls over variable marketing expenses have contributed to this decrease, the majority of the savings have come from sustained downward pressure on the Group’s fixed cost base.

Improved controls over variable advertising costs were introduced into the Group’s publishing businesses during the 2002 period, with the aim of targeting annual expenditure more effectively. Advertising costs in the year ended March 31, 2002 were £12.3 million (10.3% of turnover) compared to £23.1 million (15.7% of turnover) for year ended March 31, 2001. During the period retail co-operative advertising expenses of £1.9 million incurred in the US were reclassified from turnover to advertising costs (2001: £3.8 million).

The fixed element of selling and marketing costs was down 55.4% to £8.2 million for the year ended March 31, 2002 compared to £18.4 million in the prior year. The significant reduction in expenditure is due to reduced exhibition expenditure in the period and permanent savings arising from salary and licence amortization costs in our publishing businesses.

Research and development represents the Company’s total investment in product development of £39.4 million in the year ended March 31, 2002 (2001: £42.5 million). The reduction in expenditure reflects the continued move towards internal development, which is one of the cornerstones of the Group’s future development strategy.

Total general and administrative costs for the period were £27.2 million for fiscal 2002 including goodwill amortization of £6.9 million, compared to £34.4 million including goodwill amortization of £10.9 million for the prior year. General and administrative costs before goodwill amortization were £20.3 million for fiscal 2002, compared to £23.5 million for the prior year. This reflects significant savings in salary and other costs. The reduction in the amortization charge resulted from the goodwill relating to the 1998 acquisition of Crystal Dynamics becoming fully amortized during the period.

Exceptional items

The Group disposed of its remaining shareholding in Opticom during the year ended March 31, 2002, realising net proceeds of £11.0 million and a net profit of £8.5 million. This profit was partially offset by write downs and losses on other disposals of £4.1 million.

Back to Contents

Taxation

Based on the level of losses sustained, there was no tax charge in the year ended March 31, 2002.

Net Loss

Total operating losses including goodwill and exceptional items were reduced by 196.9% from £57.3 million for fiscal 2001 to £19.3 million for fiscal 2002. The net loss for the year ended March 31, 2002 was £14.2 million, compared to a loss of £97.3 million in fiscal 2001. The loss per share was 10.7p, for the year ended March 31, 2002 compared to 84.5p for the prior year, based on a weighted average number of shares in issue during for the year ended March 31, 2002 of 132,514,410 (2001: 115,223,869). The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the year ended March 31, 2002, in accordance with FRS14 –Earnings per share.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with U.K. GAAP as described under the heading ‘‘Item 3 – Key Information – Selected Financial Data’’ and reconciles such to U.S. GAAP to the extent required by the rules of the US Securities and Exchange Commission. In preparing the consolidated financial statements in accordance with both U.K. GAAP and U.S. GAAP senior management have to make certain key assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In doing so, they have to exercise considerable judgement in respect of matters which are inherently uncertain. The accounting policies described below are considered critical by senior management because they provide the framework within which the Group attempts to quantify and assess the assumptions and estimates which have the greatest bearing on the consolidated financial statements. Any change in the estimates used could materially affect the reported results and actual conditions may differ from those assumed.

Sales Returns and Allowances and Price Protection Reserves

The majority of the Group’s reported revenue is derived from the sale of pre-packaged entertainment software. Revenue is recorded at the point of sale, net of taxes and provisions for future returns and price protection. In common with other publishers of entertainment software the Group operates a number of territory-specific programmes under which retailers may qualify to return unsold product, subject to certain qualifying conditions. Alternatively the Group may offer price protection programmes in certain markets, though again these are subject to the satisfaction of certain qualifying conditions. Typically the Group maintains a policy of issuing credits under such programmes.

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

In the past the Group has not always been able to accurately estimate the adequacy of its reserves. In 2001 the Group reported that this was caused by the sell through of products released in the previous year being less than anticipated as a result of continuing consumer uncertainty surrounding the release of new video game hardware platforms. Since then all of the new hardware platforms have now been successfully launched and senior management have taken significant steps to impose new procedures and controls on the estimation of the Group’s exposure to future returns and price protection. In addition measures have been put in place to control the flow of new product into the market place as over stocking in retail and distribution channels may also generate significant future exposures for the Group. The senior management of the Group believes that the controls that they have put in place enable it to make a more realistic estimation of the group’s exposure to future returns and price protection. Nevertheless if the Group were to change certain of the key estimates or assumptions that underpin its calculations, then the level of reserves carried at the balance sheet date would be altered as would the reported net gain for the period. Similarly if actual credits issued for returns and price protection are in excess of the level of reserves carried, then future reported revenues might be reduced in the future. Conversely if the level of actual credits is less than the reserve, then this could increase future reported revenues.

Back to Contents

Pre-paid license fees

The Group prepays certain licence fees paid to celebrities and professional sports organizations for the use of their name. Licence fees payable were previously charged to the profit and loss account over the life of the licence. Prepaid royalties are now charged to the profit and loss account as sales and marketing expenditure on the basis of actual product sales. Management relies on forecasts of sales to determine the relevant amortization rate of the licence fee. Management regularly reviews the carrying value of such licences and where it appears unlikely that any remaining prepaid amounts will be recovered through the sale of future licensed titles, then these remaining amounts will be expensed in full immediately. In reviewing the recoverability of prepaid royalties, senior management relies on forecasts of future revenues. If revised revenue forecasts fall below the original forecasts, then the charge to the profit and loss account may be greater than expected in any given reporting period.

The total amount of pre-paid royalties carried within debtors at June 30, 2003 was nil (June 30, 2002: £2,516,000, March 31, 2002: £2,819,000).

Taxes

The estimation of the Group’s consolidated tax charge is a complex matter encompassing many different international tax jurisdictions. In calculating the Group charge management has to make certain estimates regarding individual exposures in different countries and assess the recoverability of deferred tax assets. It can often take many years to finalise individual tax charges and to reach agreement on areas of contention with the relevant tax authorities. There is no guarantee that the level of provision carried in respect of open tax items at any one time, will be sufficient to meet final liabilities as they are agreed and fall due. In reviewing the recoverability of deferred tax assets the Group has to estimate future taxable income for the relevant countries. To the extent that these estimations indicate that any such assets are not recoverable, then full provision will be made against their carrying value. Changes in the estimates used to assess the recoverability of deferred tax assets could affect the level of assets carried in the balance sheet at the period-end and also the level of tax charge in the profit and loss account for the period.

Goodwill Impairment

The Group capitalizes and amortizes goodwill in respect of the acquisition of certain subsidiaries and associated undertakings in accordance with FRS10: Goodwill and Intangibles. Certain other investments in subsidiaries and associated undertakings are carried at cost. The Group makes certain estimates regarding the useful life of goodwill that take account of a number of factors including the future prospects for the entity concerned and the consequent projections for both net income and net cash-flow. To the extent that these projections no longer justify the carrying value of any remaining goodwill, then the amortization charge will be accelerated to the degree required to reflect the revised estimate of the fair value of the goodwill. The carrying value of investments carried at cost are also reviewed in a similar fashion and to the extent that an investment’s carrying value can be shown to be permanently impaired, then full provision will be made through the profit and loss account.

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

The value of unamortized goodwill held within intangible assets at June 30, 2003 was £252,000 (June 30, 2002: £1,021,000, March 31, 2002: £2,552,000). The carrying value of investments carried at cost within fixed asset investments at June 30, 2003 was £2,945,000. (June 30, 2002: £3,319,000. March 31, 2002: £2,887,000)

Valuation of inventory

The Group carries its inventory of finished goods at the lower of cost and net realisable value. In order to determine what this carrying value should be, management has to estimate the price that they expect to achieve on the future sale of the stock. This process involves reviewing current patterns of demand in the market and projecting these forward. It may also require an assessment of how future demand could be affected by changes in the wholesale price charged by the Group and by other factors that may be beyond the control of the group. In this way management will seek to determine the most realistic price that they believe can be achieved and hence the likelihood that inventories on hand can be sold at or above cost. Should management’s estimates of current or future demand prove to be unrealistic, then the Group may fail to achieve a wholesale price that is sufficient to cover the carrying value of the inventory and hence the charge to the profit and loss account may be greater than expected.

Back to Contents

The total amount of inventory on hand at June 30, 2003 was £2,772,000 (June 30, 2002: £3,390,000, March 31, 2002: £3,928,000).

New Accounting Standards

New UK Accounting Standards and Pronouncements Applicable to the Group

There were no new UK accounting standards applicable to the Group.

New US Accounting Standards and Pronouncements Applicable to the Group

EITF 00-21

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. Eidos has not yet completed an analysis of EITF 00-21 and the related impact on its shareholders' equity or results.

FIN 46

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after 31 January 2003 and to existing entities in the first fiscal year ending after 15 December 2003. The initial adoption of this accounting pronouncement is not expected to have a material impact on Eidos' consolidated shareholders' equity or results.

SFAS No. 148

In December 2002 the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation–Transition and Disclosure–an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 123 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

SFAS No. 148 permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. In the absence of a single accounting method for stock-based employee compensation, SFAS No. 148 requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting.

Back to Contents

SFAS No. 149

In April 2003 the FASB issued SFAS No. 149 “Amendment of FASB Statement No. 133” on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133, “Accounting for Derivative instruments and Hedging Activities”. The Statement is generally effective for contracts entered or modified after June 30, 2003 and is not expected to have a material impact on our financial position or results of operations.

SFAS No.150

On May 15, 2003, the FASB issued SFAS No.150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer. The Statement is generally effective for instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is evaluating the impact on our financial position or results of operations.

Liquidity and capital resources

The Group’s policy is to use a combination of committed bank facilities and equity in order to ensure that it has sufficient financial resources to meet its short and long term funding requirements. Subsequent to the end of fiscal 2001, a 1 for 3 rights issue was announced. In this rights issue, each holder of three Ordinary Shares (excluding holders of American Depositary Shares, and ordinary shareholders located in the U.S. and Canada, Australia, Ireland or Japan) was offered the right to purchase one ordinary share for £1.55. Following receipt of £51.6 million, net of expenses, raised from the rights issue, the Group’s borrowings were repaid and the terms of the credit facility with the Royal Bank of Scotland amended to a committed £15 million multi currency facility. This facility is secured by a fixed and floating charge over the assets of the Group. This facility was un-drawn during fiscal 2002. A separate borrowing facility of £0.8 million was secured by the Group’s Japanese subsidiary with Mizuho Bank Limited, also in 2002.

The £15 million facility was renewed in fiscal 2003 (maturing November 2003). Overall at June 30, 2003, the Group had un-drawn committed facilities of £15.5 million, denominated £15 million in Sterling and £0.5 million in Japanese Yen. The Japanese facility was reduced to £0.5m during the year. Although the Group did not need to draw down against the Sterling facility, under the terms a draw down would only have been permissible if certain covenants were met. During the relevant period the Group was in full compliance with these covenants. The Group believes that the requirements of its existing business and future investment can be met for at least the next 12 months from its current cash reserve.

The Group also held short-term deposits at June 30, 2003 of £30.3 million. Credit risk on transactions is minimized by operating within the parameters of the Group treasury policy. Most of the Group’s surplus funds are held in the United Kingdom and there are no material funds as to which repatriation is restricted as a result of foreign exchange regulations.

Back to Contents

Capital Resources

Net assets at 30 June 2003 include goodwill of £0.3 million (30 June 2002: £1.0 million), tangible fixed assets and investments of £7.6 million (30 June 2002: £8.5 million), net current assets of £67.9 million (30 June 2002: £49.7 million) and other long term creditors of £nil (30 June 2002: £2.7 million).

At the period end Eidos had cash balances of £58.2 million (30 June 2002: £59.1 million) and no gross debt (30 June 2002: nil). Net funds decreased by £0.6 million during the period, before the management of liquid resources. Operating activities generated a cash outflow of £4.7 million (30 June 2002: cash outflow of £18.6 million), reflecting the operating profit offset by an increase in working capital during the period.

As discussed above the Group has committed facilities of £15.5 million, £15 million maturing November 2003 and £0.5 million on 31 December 2003. The facilities bear interest at rates based on inter-bank interest rates. The purpose of the facilities is to meet short and long term requirements. Historically the Group’s borrowing requirements have arisen from a seasonal working capital cycle. The intensity of the cycle can be affected by a number of factors, however it is primarily the Groups release schedule and resulting performance of the titles in the market place (see also ‘Risk Factors’).

The Group also provides working capital to its overseas subsidiaries in their functional currencies and hedges its exposure in accordance with the Group’s Treasury policy. The Group’s objective in managing the currency exposures is to minimise gains and losses arising. To this end the Group may use financial instruments (forward contracts, swaps, options) to manage currency exposures that arise on both funding and trading balances denominated in foreign currencies. Changes in the fair values of instruments used to hedge foreign currency monetary assets and liabilities are recognized in the hedged periods

Research and Development, Patents and Licenses

During the year ended March 31, 2001, the 15 month period ended June 30, 2002 and the year ended June 20, 2003, the Group has invested an aggregate of just over £123 million (including employment costs) on research and development. The investment relates to video compression, processing and storage technology and developing entertainment software. Such investments were made mainly in the U.K. and the U.S.A. and consisted mainly of salaries and related employment costs incurred in the development of its technology and games. See “Item 5 – Operating and Financial Review and Prospects”.

Back to Contents

Trend information

The following trends could have a material impact of the Group’s net revenues, profitability, liquidity and capital resources.

a) The market for video games follows a cycle that is defined by the introduction of new hardware platform that replace older and less sophisticated technology. The market for video games is widely believed to be in the upswing of its current cycle as all of the next generation consoles have now been launched and are gaining varying degrees of market acceptance. It may be the case that this cycle will enter its down swing in the next two to three years as the major manufacturers of videogame platforms announce and introduce their next generation of hardware.

b) The Group may invest in its core business of developing and publishing computer and video games through either or both of organic growth and acquisition.

Safe Harbor Statement

The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward-looking statements. Actual results may vary significantly from these forward-looking statements based on a variety of factors.

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements.

Tabular disclosure of contractual obligations

Contractual obligation as at June 30,2003			Payment Due by period

	Total	<1 year	1-3 years	3-5 years	>5 years

	£’000	£’000	£’000	£’000	£’000
Capital (Finance) Lease obligations	23	16	7	—	—
Operating Lease obligations	3,420	389	1,023	1,487	521
Payments to developers	8,644	6,172	2,472	—	—

Total	12,087	6,577	3,502	1,487	521

Back to Contents

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

The business address of the directors and executive officers of the Group is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

Name	Position/Role

Directors – Executive
Stuart Cruickshank	Chief Financial Officer
Jeremy Heath-smith	Development Director (resigned July 2003)
Ian Livingstone	Creative Director
Michael McGarvey	Chief Executive Officer
Simon Protheroe	Technical Director (resigned October 2003)

Directors – Non-Executive
David Adams(1) (2)	Non-Executive Director
John van Kuffeler(2)	Non Executive Chairman
Victor Steel(1) (2)	Non-Executive Director
Allen Thomas(1) (2)	Non-Executive Director

Other Executive Officers /Key Employees
Michael Arnaouti	Company Secretary
Robert Dyer	President of Eidos, Inc.
Jonathan Kemp	European Managing Director
David Rose	European Development Director
John Spinale	General Manager of Crystal Dynamics Inc

(1)	Member of the Audit Committee and the Remuneration Committee. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he or she was elected as a director or executive officer of the Company.
(2)	Member of the Remuneration Committee.

Stuart Cruickshank joined the Company as Chief Financial Officer in September 2001 from Kingfisher Plc, where he was the Finance Director of Woolworths. Prior to joining Kingfisher, Mr. Cruickshank was Corporate Financial Director at United Biscuits and Finance Director of McVities U.K. and KP Foods. Mr. Cruickshank has also worked at Grand Metropolitan (Diageo) and Whitbread where he undertook a wide variety of senior financial roles.

Jeremy Heath-Smith served as Worldwide Head of Development since January 2000 and as a director of the Company since April 1996. From November 1994 to April 1996, Mr. Heath-Smith served as a main Board Director of CentreGold plc in addition to his role as Managing Director of U.S. Gold Limited. In July 1988, he founded Core Design Limited, an interactive software developer and publisher that was acquired by CentreGold plc in 1994. He resigned as a director in July 2003.

Ian Livingstone has served as Creative Director since April, 2002 and was previously Chairman of the Company’s Board of Directors since October 1995. From May 1994 to October 1995, Mr. Livingstone served as Managing Director of Domark Group Limited. Since 1982, he has authored and co-authored the ‘‘Fighting Fantasy’’ series of interactive game books, which have sold in excess of 14 million copies worldwide. In 1975, he co-founded Games Workshop Limited, a role-playing game company, where he served as Joint Managing Director and subsequently Chairman of the Board until 1991. In 2000 he was awarded an Honorary Doctorate by the University of Abertay Dundee for his services to computer gaming.

Back to Contents

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

Simon Protheroe has served as Technical Director of the Company and as a director since June 1994. From July 1993 to December 1993, Mr. Protheroe served as a consultant to the Group. He has conducted post-graduate studies and subsequent research in the field of image processing and he has published works in the fields of image sequence analysis, machine vision and neural networks. He has developed software for the Joint European Torus and the Defence Research Agency. He resigned from the Board in October 2003.

David Adams was appointed to the Board in May 2001 as a Non-Executive Director. He is currently Deputy Chief Executive and the Finance Director of House of Fraser Plc, a position he has held since 1997. Prior to his House of Fraser role, Mr. Adams had been Finance Director of Asprey Plc, Finance Director of Texas Homecare and Finance Director of Dorothy Perkins & Top Shop. On 5th March 2003, he was appointed as Senior Independent Director and is identified as the Board’s Financial Expert.

John van Kuffeler has served as Non-Executive Chairman of the Company since April 2002. He is also Chairman of Provident Financial PLC; and Huveaux PLC. Prior to taking up these appointments he was Chief Executive of Provident Financial PLC and Brown Shipley Holdings PLC.

Victor Steel has served as a Non-Executive Director of the Company since September 1998. He is also Chairman of Forbidden Technologies plc, Mygard plc and Ideas Hub plc and non executive Deputy Chairman of the Navy, Army and Air Force Institutes. Mr. Steel’s previous appointments were as Chairman of Mansfield Brewery and European Leisure plc and as executive Director of Kingfisher Plc, Guinness Plc and Beecham Group Plc.

Allen Thomas, a lawyer qualified in England and America, has served as a Non-Executive Director of the Company since September 1998. Mr. Thomas currently also serves as a non-executive director of Highway Insurance Holdings plc and Penna Consulting Plc. Mr. Thomas was a partner at the international law firm Paul, Weiss, Rifkind, Wharton & Garrison from 1973 to 1992, and was the founding partner of the firm’s Hong Kong office.

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

Michael Arnaouti
Michael Arnaouti joined Eidos as Company Secretary in June 2003 from Spirent plc, where he was Company Secretary for ten years. Prior to that he was Assistant Company Secretary to the Rio Tinto Zinc (Metal Group) Limited. Mr. Arnaouti graduated in Business Studies from the University of Bristol and is a qualified Chartered Secretary.

Jonathan Kemp has served as European Managing Director of the Company since November 2000 and as Managing Director of Eidos Interactive Limited, a wholly owned subsidiary of the Company since November 1998. From October 1997 to November 1998, Mr. Kemp served as Sales Director of Eidos Interactive Limited. From March 1994 to October 1998, Mr. Kemp served as Director of Sales of Microprose Software Limited. Mr. Kemp was appointed to the Board with effect from December 1, 2003.

Back to Contents

David Rose
David Rose has held the position of European Development Director since July 2003, prior to this performing the role of External Development Director. He joined Eidos in April 1999 from Sony/Psygnosis, where Mr. Rose held various positions including Studio Manager, Programming Manager and Head Programmer.

John Spinale
John Spinale is the General Manager of Crystal Dynamics Inc, Eidos’ North American console development house. Prior to joining Eidos in 2002, Mr. Spinale was VP Product Development for MobileSys Inc, a wireless enterprise software and network services company which he joined via their acquisition of Bitmo Inc, which he founded in 1998; he served as Chief Executive Officer. Mr. Spinale began his career in games at Activision Inc in 1993 where he served in a variety of production and management roles, building several major products and participating in the creation of a worldwide development infrastructure. He holds a degree in Engineering from Yale University.

Annual Incentive Bonus Plan
The Group annual bonus plan, in which the executives participated during the period, was designed to incentivise performance delivery in keeping with the Group’s strategic development programme and short-term objectives. No bonus settlements were earned during the period. However, the Remuneration Committee exercised its authority to pay a discretionary bonus to all plan participants, including certain executive directors. This was in recognition of the Company’s significant achievements during the year including its return to operating profitability.

A new bonus scheme has been introduced for the current financial year, which is designed to reward executive directors and other senior executives for the achievement of annual objectives. The new plan will primarily reward the achievement of challenging financial goals (below which no contractual bonus will be earned) as determined by the Remuneration Committee at the beginning of each financial year with reference to the Company’s business plans and market expectations. A small proportion of the bonus opportunity (typically 15%) will be earned for achieving stretching personal performance objectives. In normal circumstances, the maximum bonus opportunity for executive directors will be 100% of salary for full achievement of all performance targets.

Jeremy Heath-Smith, who resigned as a director in July 2003, did not participate in the Group annual bonus plan but instead participated in an uncapped annual royalty scheme. This was linked to the underlying profitability of Core Design Limited (the internal development studio then responsible for Tomb Raider and other of the Group’s game titles) over which he had day-to-day responsibility during the period.

Back to Contents

Compensation

The amounts paid to Directors during fiscal 2003 was as follows:

	Salary and Fees	Bonus	Royalty	Benefits	Pension contributions	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Current Serving Executives
Mr. Cruickshank	190.0	36.1	—	26.1	22.8	275.0
Mr. Heath-Smith	250.0	—	663.0	48.1	30.0	991.1
Mr. Livingstone	240.0	—	—	27.6	28.8	296.4
Mr. McGarvey	354.7	66.2	—	92.0	20.2	533.1
Mr. Protheroe	83.5	15.7	—	14.9	10.0	124.1
Non-Executive
Mr. Van Kuffeler	101.3	—	—	—	—	101.3
Mr. Steel	40.5	—	—	—	—	40.5
Mr. Thomas	40.5	—	—	—	—	40.5
Mr. Adams	29.3	—	—	—	—	29.3

Total	1,329.8	118.0	663.0	208.7	111.8	2,431.3

Taxable benefits include expensed company cars, life, disability and healthcare insurance coverage and, for Michael McGarvey (the highest paid director), £66,000 in relation to Company provided housing accommodation

Employment Contracts of Currently Serving Directors and Executive Officers

Mr. Cruickshank and the Company are parties to a Service Agreement pursuant to which Mr. Cruickshank serves as Chief Financial Officer. Mr Cruickshank’s salary is reviewable annually. As of July 1, 2003 Mr. Cruickshank’s salary is £203,300 per year. Either party may terminate the agreement with twelve months’ notice. Mr. Cruickshank is also entitled to bonuses as determined by the Board of Directors of the Company. In the year ended June 30, 2003, a bonus of £36,100 was paid.

Mr. Heath-Smith and Core Design Limited were parties to a Service Agreement. Mr. Heath-Smith’s salary is reviewable from time to time; as of July 1, 2003 his salary remains £250,000 per year. Mr. Heath-Smith may terminate the agreement with six months’ notice; the Company may terminate the agreement with twelve months’ notice. Mr. Heath-Smith was also entitled to bonuses as determined by the Board of Directors of the Company, however in the year ended June 30, 2003 no bonus was paid. Mr. Heath-Smith was also entitled to a royalty based upon the underlying profitability of Core Design Limited. In the year ended June 30, 2003, he earned a royalty of £663,000. Effective from September 30, 2003, Mr. Heath-smith left the Company’s employment and received a severance payment of £236,000 (gross) representing the residual value of his 12 month contractual notice entitlement.

Mr. Livingstone stepped down as Chairman of the Board in April 2002 and became Creative Director. He has a Service Agreement with the Company. As of July 1, 2003 Mr. Livingstone’s salary remains £240,000 per year. His salary is reviewable from time to time. Either party may terminate the agreement with six months’ notice. Mr. Livingstone is also entitled to bonuses as determined by the Board of Directors of the Company. However in the year ended June 30, 2003, no bonus was paid.

Back to Contents

Mr. McGarvey and the Company are parties to a Service Agreement pursuant to which Mr. McGarvey serves as Chief Executive Officer. Mr. McGarvey’s salary is reviewable from time to time; as of July 1, 2003 his salary is £366,300 per year. Either party may terminate the agreement with twelve months’ notice. Mr. McGarvey is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended June 30, 2003, a £66,200 bonus was paid.

Mr. Protheroe and the Company are parties to a Service Agreement pursuant to which Mr. Protheroe serves as Technical Director. Mr. Protheroe’s salary is reviewable from time to time; as of July 1, 2003 his salary is £86,625 per year. Either party may terminate the agreement with six months’ notice. Mr. Protheroe is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended June 30, 2003, a £15,700 bonus was paid. He resigned as a director in October 2003.

Mr. Arnaouti and the Company are parties to a Service Agreement pursuant to which Mr. Arnaouti serves as Company Secretary. Mr. Arnaouti’s salary is reviewable annually. As of July 1, 2003 his salary is £140,000 per year. Either party may terminate the agreement with six months’ notice. Mr. Arnaouti is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended June 30, 2003, a £22,750 bonus was paid.

Mr. Dyer serves as President of Eidos Interactive, Inc. Mr. Dyer’s salary is reviewable from time to time; as of July 1, 2003 his salary is $283,400 (£172,000) per year. Mr. Dyer is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended June 30, 2003, a £29,620 bonus was paid.

Mr. Kemp and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Kemp serves as European Managing Director. Mr. Kemp’s salary is reviewable annually; as of July 1, 2003 his salary was £185,500 per year. Either party may terminate the agreement with three months’ notice. Mr. Kemp is also entitled to other bonuses as determined by the Board of Directors of the Company and in the year ended June 30, 2003, a £31,500 bonus was paid.

Mr. Rose and Eidos Interactive Limited are parties to a Service Agreement pursuant to which Mr. Rose serves as European Development Director. Mr. Rose’s salary is reviewable annually. As of July 1, 2003 his salary is £114,000 per year. Either party may terminate the agreement with three months’ notice. Mr. Rose is also entitled to bonuses as determined by the Board of Directors of the Company and in the year ended June 30, 2003, a £23,361 bonus was paid.

Mr. Spinale and Crystal Dynamics Inc are parties to a Service Agreement pursuant to which Mr. Spinale serves as General Manager. Mr. Spinale’s salary is reviewable annually. As of July 1, 2003 his salary is $200,000 per year. Either party may terminate the agreement with six months’ notice. Mr. Spinale is also entitled to bonuses as determined by the Board of Directors of the Company. However in the year ended June 30, 2003, no bonus was paid.

Back to Contents

Board Practices

The Audit Committee

This committee currently comprises Mr. Steel (Chairman), Mr. Thomas and Mr. Adams. The Company believes all members of the Audit Committee are ‘‘independent’’ within the meaning of the Sarbanes-Oxley Act of 2002 and the rules of the Nasdaq stock market. The Committee meets no less than three times a year with the external auditors together with various representatives of the executive, finance and internal audit functions in attendance. It also meets with the external auditors in private after each meeting.

The Committee reviews the interim and full-year results before presentation to the Board and the Findings of the internal and external auditors. It reviews the Group’s internal control systems, including risk management, and financial accounting procedures and policies. It also advises the Board on the appointment of external auditors and on the scope, results and cost effectiveness of both the audit and non-audit work. It annually assesses the independence and objectivity of the auditors.

The Remuneration Committee

This committee currently comprises Mr. Thomas (Chairman), Mr. Steel, Mr. van Kuffeler and Mr. Adams. It is responsible for the remuneration of the Executive Directors and Officers and advises the Board on the broad framework for executive remuneration and determines, on behalf of the Board, the remuneration packages of individual Directors and senior management. In setting the policy, the Committee considers a number of factors including:

(a) the basic salaries and benefits available to Executive Directors and Officers at comparable international businesses of similar size, particularly those with which the Company competes in the entertainment software industry;

(b) the need to attract, retain and motivate high caliber executives without paying excessively;

(c) the need to maintain an appropriate balance and linkage between fixed and performance related variable remuneration so as to effectively align the interests of the executive with those of shareholders;

(d) the need to provide remuneration packages based on local country practice; and

(e) the need to incentivise and reward superior performance both in the short and long-term.

The Committee meets on an ad hoc basis and has also received independent advice from external remuneration consultants.

Back to Contents

Employees

The average weekly number of persons (including Executive Directors) employed by the Group during the year was:

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

Corporate	30	30	34
Computer entertainment software	513	509	502

Total	543	539	536

Computer entertainment software staff can be further analyzed as follows:

	Year ended March 31, 2002
	U.K.	U.S.	Continental Europe	Asia	Total
Sales and Marketing	49	25	42	9	125
Research and development	127	187	—	9	323
Administration	12	31	15	7	65

Total	188	243	57	25	513

	Three months ended June 30, 2002
	U.K.	U.S.	Continental Europe	Asia	Total
Sales and Marketing	48	24	42	9	123
Research and development	126	178	1	9	314
Administration	12	37	15	8	72

Total	186	239	58	26	509

	Year ended June 30, 2003
	U.K.	U.S.	Continental Europe	Asia	Total
Sales and Marketing	44	21	41	10	116
Research and development	137	169	1	8	315
Administration	12	37	15	7	71

Total	193	227	57	25	502

Relationship between management and unions

There are no relationships between labor unions and any company within the Group.

Temporary employees

Within the Group, during fiscal 2003 there were on average 60 non-permanent employees every quarter.

Back to Contents

Share ownership

Interest in Shares

The interests of the current Directors and Executive Officers in the shares of the company as at September 4, 2003 were as follows.

	Number of shares as at September 4, 2003	% Ownership
I Livingstone	2,942,612	2.10
M McGarvey	64,913	0.05
J Kemp	20,087	0.01
S Cruickshank	9,074	0.01
Remaining Directors and Executive Officers	Nil	0.00

Total of Directors and Executive Officers	3,036,686	2.17

In total, this shareholding represents 2.17% of the issued share capital of the Company.

Interests in Share Options

As of September 4, 2003, options for Ordinary Shares had been granted to the following Directors and Executive Officers of the Company pursuant to the Group’s share option schemes:

Name	Options Outstanding	Option Exercise Period	Exercise Price per Ordinary Share

Approved Scheme
M Arnaouti	25,210	09/19/05 to 09/19/12	119.00	p
S Cruickshank	11,764	09/05/04 to 09/05/11	255.00	p
J Kemp	9,110	05/29/02 to 05/28/09	329.21	p
I Livingstone	21,050	04/03/99 to 04/01/06	142.48	p
S Protheroe	55,586	07/21/97 to 07/19/04	61.76	p
	111,172	03/11/98 to 03/09/05	62.96	p
D Rose	10,045	04/11/03 to 04/10/10	298.63	p

Unapproved Scheme
M Arnaouti	49,790	09/19/05 to 09/19/09	119.00	p
S Cruickshank	88,236	09/05/04 to 09/05/08	255.00	p
J Kemp	129,855	05/29/02 to 05/28/06	329.21	p
	44,469	04/11/03 to 04/10/07	298.63	p
	75,000	07/25/04 to 07/25/08	254.00	p
I Livingstone	166,666	04/28/06 to 04/28/10	144.0	p
M McGarvey	1,111,725	10/14/01 to 10/13/05	105.24	p
	139,543	10/16/00 to 10/14/04	154.26	p
S Protheroe	50,000	09/20/05 to 09/20/09	121.00	p
	37,500	04/28/06 to 04/28/10	144.00	p
D Rose	17,747	04/11/03 to 04/10/07	298.63	p
	40,000	07/25/04 to 07/25/08	254.00	p
	40,000	09/19/05 to 09/19/09	119.00	p

U.S. Stock Option Scheme
R Dyer	111,172	05/29/02 to 05/28/06	525.8	c
	55,585	04/11/03 to 04/10/07	298.63	p
	27,700	07/24/04 to 07/24/08	249.43	p
	42,300	07/24/04 to 07/24/08	249.43	p
J Spinale	20,000	11/18/05 to 11/18/09	204.00	c
	20,000	04/15/06 to 05/15/10	223.00	c

Restricted Stock Awards
R Dyer	37,500	09/20/05 to 09/20/05	—
J Kemp	37,500	09/20/05 to 09/20/05	—
M McGarvey	145,000	09/20/05 to 09/20/05	—

Total	2,731,225

Back to Contents

	Number	Maturity Date	Exercise Price

Sharesave Scheme
M Arnaouti	9,742	05/01/06	97.00	p
S Cruickshank	9,742	05/01/06	97.00	p
J Kemp	9,742	05/01/06	97.00	p
M McGarvey	8,750	11/01/06	108.00	p
D Rose	6,050	08/01/04	160.11	p
Total	44,026

All directors and executive officers as a group	2,775,251

Eidos plc warrants

Ian Livingstone (the ‘‘Optionholder’’), holds a warrant to purchase 314,485 Ordinary shares in the Company at a price of 19.04p per share (previously incorrectly reported as being 121.42p per share). This outstanding warrant emanates from the Company’s acquisition of the Domark Group of companies in 1996. The original exercise period expired on December 31, 1996 but was extended by the Board at that time and remains open until December 31,2003.

The warrant is not assignable and carries no rights on the liquidation of Eidos plc. Upon a variation of the issued share capital of Eidos the number of Eidos Ordinary Shares subject to the warrant and/or the subscription price shall be adjusted in such manner as shall place the warrantholder in the same position as regards the percentage of the issued share capital of Eidos which he shall be entitled to acquire upon full exercise of his warrant. Upon an offer or invitation (whether by rights issue or otherwise) to holders of Ordinary Shares, the Company shall procure that at the same time the same offer or invitation is made to the warrantholder as if his warrant had been exercised, provided that the warrantholder may elect to have the number of Ordinary Shares subject to the warrant and/or the subscription price adjusted in such manner as the auditors of the Company shall determine.

Employee share ownership

The Company operates an Inland Revenue approved SAYE Share Scheme for its U.K. employees and similar schemes are in place for employees in France, Germany, Japan and Singapore with an equivalent stock purchase scheme existing for U.S. employees. These schemes are detailed in Item 8, Note 21.

Back to Contents

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As at December 5, 2003, the Company had been notified of the following interests in 3 per cent or more of its issued share capital.

Shareholder	No. of shares held	% of shares in issue
British Coal Superannuation Scheme Nominees Limited(1)	5,217,564	3.73
Legal and General Group plc(2)	4,674,285	3.34
Mineworkers’ Pension Scheme Nominees Limited(1)	5,317,563	3.80
Schroder Investment Management Limited	26,189,451	18.71

(1) Held by Schroder Investment Management Limited.
(2) As at September 4, 2003.

So far as the Group is aware it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government nor are there any arrangements, which may at a subsequent date result in a change of control of the Group.

Related party transactions

In relation to material transactions, the Group has not identified any parties who are able to negotiate more favorable terms than would have been available to any other independent party on an arms’ length basis.

Year ended June 30, 2003

(a) During the year the Group paid £3.3 million to its associated companies as royalties and for development of games for the Group.

(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the year ended June 30, 2003 the Group sold games to Proein SL for a total of £1.6 million after provisions. These games were all sold on an arm’s length basis. In addition in the same period the Group paid £3.1 million to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group.

At June 30, 2003 the Group was owed £238,000 by Proein SL (via a third party distributor) and owed Pyro Studios SL £283,000.

(c) In June 2001 Eidos took its stake in Ion Storm to 89%. In the year ended June 30, 2003 the Group paid £5.4 million to Ion Storm for the development of games for the Group. At June 30, 2003 Ion Storm owed Eidos £3,831,000

(d) During the year, Eidos wrote off a £4,589 Royalty owed to one of its Directors, Ian Livingstone, for royalties owed in connection with a game to which he owned the rights, Deathtrap Dungeon. In addition, rights have been granted to a Korean company to develop a game based on his other works, for which the Korean company will pay Ian Livingstone a royalty. Eidos is helping to produce this game and will have European and US publishing rights to it, however, there is no royalty agreement in connection with this game between Eidos and Ian Livingstone.

Three months ended June 30, 2002

(a) During the quarter the Group paid £1.3 million to its associated companies as royalties and for development of games for the Group.

(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the Three months ended June 30, 2002 the Group sold games to Proein SL for a total of £179,000. These games were all sold on an arm’s length basis. In addition in the same period the Group paid £0.5 million to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group.

At June 30, 2002 the Group was owed £24,000 by Proein SL (via a third party distributor) and was owed by Pyro Studios SL £112,000.

(c) In June 2001 Eidos took its stake in Ion Storm to 89%. In the Three months ended June 30, 2002 the Group paid £1.4 million to Ion Storm for the development of games for the Group. At June 30, 2002 Ion Storm owed Eidos £4.6 million.

Back to Contents

Year ended March 31, 2002

(a) During the year the Group paid £6.1 million to its associated companies as royalties and for development of games for the Group.

(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the year ended March 31, 2002 the Group sold games to Proein SL for a total of £1.1 million after provisions. These games were all sold on an arm’s length basis. In addition in the same period the Group paid £3.7 million to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group.

At March 31, 2002 the Group was owed £105,000 by Proein SL (via a third party distributor) and owed Pyro Studios SL £51,000.

(c) In June 2001 Eidos took its stake in Ion Storm to 89%. In the year ended March 31, 2002 the Group paid £6.1 million to Ion Storm for the development of games for the Group. At March 31, 2002 Ion Storm owed Eidos £4.0 million.

Year ended March 31, 2001

(a) During the year the Group paid £7.1 million (2000: £6.1 million) to its associated companies as royalties and for development of games for the Group.

(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the year ended March 31, 2001 the Group sold games to Proein SL for a total of £1.2 million (2000: £3.9 million) after provisions. These games were all sold on an arm’s length basis. In addition in the same period the Group paid £1.0 million (2000: £0.8 million) to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group.

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

Back to Contents

ITEM 8 – FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

EIDOS PLC AND SUBSIDIARIES

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The following statement, which should be read in conjunction with the report of the Independent Auditors set out on the next page, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the consolidated financial statements.

Company law in the U.K. requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

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

Back to Contents

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Eidos plc

We have audited the accompanying consolidated balance sheets of Eidos plc and subsidiaries as of June 30, 2003 and 2002 and March 31, 2002, and the related consolidated statements of operations, statements of total recognized gains and losses, and changes in shareholders’ equity and cash flows the year ended June 30, 2003, the three month period ended June 30, 2002, and the years ended March 31, 2002 and March 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eidos plc and subsidiaries as of June 30, 2003 and 2002, and as of March 31, 2002 and the results of their operations and their cash flows for the year ended June 30, 2003, the three month period ended June 30, 2002, and the years ended March 31, 2002 and March 31, 2001, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended June 30, 2003, the three month period ended June 30, 2002, and the years ended March 31, 2002 and March 31, 2001 and shareholders’ equity as of June 30, 2003 and 2002, and March 31, 2002 to the extent summarized in Note 32 to the consolidated financial statements.

KPMG Audit Plc

London, England
September 4, 2003

Chartered Accountants and Registered Auditor

Back to Contents

EIDOS PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	March 31, 2002	June 30, 2002	June 30, 2003

		£’000	£’000	£’000
Fixed assets
Goodwill	11	662	550	252
Tangible assets	12	5,305	5,212	4,681
Investments
Joint ventures
Share of gross assets		5,254	5,600	5,302
Share of gross liabilities		(2,368)	(2,282)	(2,557)

		2,886	3,318	2,745
Joint venture goodwill	13	1,890	471	—
Other investments	13	1	1	1
Own shares	13	—	—	199

Total investments		4,777	3,790	7,878

Total fixed assets		10,744	9,552	7,878

Current assets
Stocks	14	3,928	3,390	2,772
Debtors, net of provision for doubtful accounts	15	33,575	10,482	39,122
Cash at bank and in hand		50,633	59,052	58,242

		88,136	72,924	100,136
Creditors: amounts falling due within one year	16	(22,497)	(23,186)	(32,204)

Net current assets		65,639	49,738	67,932

Total assets less current liabilities		76,383	59,290	75,810
Creditors: amounts falling due after more than one year	17	(1,475)	(1,283)	(33)
Provisions for liabilities and charges	18	(1,524)	(1,418)	—

Net assets		73,384	56,589	75,777

Capital and reserves
Called up share capital	19	2,793	2,795	2,799
Share premium account	22	137,988	138,107	138,315
Other reserves	22	707	707	707
Profit and loss account	22	(68,104)	(85,020)	(66,044)

Equity shareholders’ funds	22	73,384	56,589	75,777

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended March 31,		Year ended March 31,		Year ended March 31,		Year ended March 31,		Three months ended June 30,		Year ended June 30,
	Notes	2001		2001		2001		2002		2002		2003
		Before exceptional items		Exceptional items (see note 8)

		£’000		£’000		£’000		£’000		£’000		£’000
Turnover: Group (including share of joint ventures)		173,528		(16,900)		156,628		130,939		11,264		169,048
Less: share of turnover of joint ventures		(9,374)		—		(9,374)		(10,659)		(2,967)		(17,514)

Turnover	3	164,154		(16,900)		147,254		120,280		8,657		151,534
Cost of sales		(81,722)		—		(81,722)		(48,680)		(5,144)		(62,099)

Gross profit /(loss)		82,432		(16,900)		65,532		71,600		3,513		89,435
Selling and marketing		(41,530)		—		(41,530)		(20,554)		(5,308)		(25,747)
Research and development		(42,541)		—		(42,541)		(39,386)		(9,179)		(32,579)
Goodwill amortization		(10,915)		—		(10,915)		(6,906)		(71)		(264)
Other administrative expenses		(22,581)		(938)		(23,519)		(20,292)		(4,580)		(20,173)
Total administrative expenses		(33,496)		(938)		(34,434)		(27,198)		(4,651)		(20,437)

Group operating income/(loss)		(35,135)		(17,838)		(52,973)		(15,538)		(15,625)		10,672
Share of operating profit of joint ventures		876		—		876		1,446		394		2,950
Joint venture goodwill amortization		(5,192)		—		(5,192)		(5,192)		(1,415)		(471)

Profit / (loss) from operations		(39,451)		(17,838)		(57,289)		(19,284)		(16,646)		13,151
Exceptional income/(loss) on sale of investments or termination of operations	8	—		(36,308)		(36,308)		4,377		—		1,400
Income from investments		136		—		136		152		—		—
Net interest (expense)/income	6	(2,897)		—		(2,897)		584		160		2,803

Income/(loss) before tax	7	(42,212)		(54,146)		(96,358)		(14,171)		(16,486)		17,354
Income tax (expense) /benefit	9	(971)		—		(971)		—		(56)		1,851

Net income/(loss)		(43,183)		(54,146)		(97,329)		(14,171)		(16,542)		19,205

Earnings/(loss) per share	10	(37.5	)p	(47.0	)p	(84.5	)p	(10.7	)p	(11.8	)p	13.8	p
Diluted earnings/(loss) per share	10	(37.5	)p	(47.0	)p	(84.5	)p	(10.7	)p	(11.8	)p	13.7	p

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended March, 31 2001	Year ended March, 31 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Net income/(loss) for the period
Group	(97,948)	(15,220)	(16,749)	17,186
Joint Ventures	619	1,049	207	2,019

	(97,329)	(14,171)	(16,542)	19,205
Currency translation differences on foreign currency net investments
Group	216	(234)	(583)	(635)
Joint Ventures	40	(12)	209	406

	256	(246)	(374)	(229)

Total recognized gains/(losses) relating to the period	(97,073)	(14,417)	(16,916)	18,976

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY:

	Ordinary 2p shares

	Shares (#)	Amount	Additional paid up capital	Other Reserves	Profit and loss account	Total

		£’000	£’000	£’000	£’000	£’000
Balances as of March 31, 2000	103,526,440	2,071	85,034	707	38,607	126,419
Loss for the year	—	—	—	—	(97,329)	(97,329)
Exchange differences	—	—	—	—	256	256
Exercise of warrants and options	405,030	8	788	—	—	796
Goodwill relating to the disposal of investment	—	—	—	—	475	475

Balances as of March 31, 2001	103,931,470	2,079	85,822	707	(57,991)	30,617
Loss for the year	—	—	—	—	(14,171)	(14,171)
Exchange differences	—	—	—	—	(246)	(246)
Goodwill relating to the disposal of associated and other investments	—	—	—	—	1,005	1,005
Provision for impairment in carrying value of goodwill in associated companies	—	—	—	—	3,299	3,299
Premium on issue of new shares	35,721,045	714	52,166	—	—	52,880

Balances as of March 31, 2002	139,652,515	2,793	137,988	707	(68,104)	73,384
Loss for the year	—	—	—	—	(16,542)	(16,542)
Exchange differences	—	—	—	—	(374)	(374)
Premium on issue of new shares	100,840	2	119	—	—	121

Balances as of June 30, 2002	139,753,355	2,795	138,107	707	(85,020)	56,589
Profit for the year	—	—	—	—	19,205	19,205
Exchange differences	—	—	—	—	(229)	(229)
Premium on issue of new shares	208,168	4	208	—	—	212

Balances as of June 30, 2003	139,961,523	2,799	138,315	707	(66,044)	75,777

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOW

	Notes	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

		£’000	£’000	£’000	£’000
Net cash inflow/(outflow) from operating activities	23	1,888	(15,448)	(3,116)	(4,674)

Dividends from Joint Ventures and Associates		136	799	—	2,195
Returns on investment and servicing of finance
Interest received		812	1,367	1,382	2,151
Bank interest paid		(3,554)	(986)	(83)	(325)
Interest paid on finance leases		(24)	(52)	(82)	(28)
Other interest paid		(2)	—	—	—

		(2,768)	329	1,217	1,798

Taxation
U.K. taxation (paid) / repaid		(12,864)	(9,147)	10,824	283
Overseas taxation (paid) / repaid		292	2,829	(60)	(28)

		(12,572)	(6,318)	10,764	255

Capital expenditure and financial investment
Purchase of tangible fixed assets		(1,835)	(2,294)	(750)	(1,756)
Sale of tangible fixed assets		1,126	10	—	18
(Purchase) / sale of other investments		(122)	11,161	—	(276)
Proceeds from sale of other investments		—	—	—	1,400

		(831)	8,877	(750)	(614)

Acquisitions and disposals
Net cash acquired with subsidiaries		—	371	—	—

		—	371	—	—

Net cash (outflow)/inflow before financing and management of liquid resources		(14,147)	(11,390)	8,115	(1,040)

Management of liquid resources
Increase/(decrease) in term deposits	24	—	(34,030)	(4,051)	7,785

Financing
Issue of new ordinary shares		796	52,880	121	212
Repayment of principal under finance leases		(274)	(223)	38	(223)

		522	52,657	159	(11)

Increase/(decrease) in cash in the period	24	(13,625)	7,237	4,223	6,734

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1      Nature of Business and Organization

The activities of Eidos plc (“Eidos” or the “Company”) and subsidiaries (including Eidos, the “Group”) during the periods presented herein were the developing and publishing of interactive software titles for PC and certain games consoles (under license with the console manufacturer), the design, manufacture and sale of video compression and video editing software, post-production video editing and new media design and consultancy.

Currently the principal markets for the Group’s products, all of which are similar in size based on turnover, are the United States, United Kingdom and Continental Europe. Asia and the Rest of the World make up a small but growing part of the Group revenue. Computer software titles are sold primarily to wholesale and retail distributors.

The computer games industry is characterized by the dominance of “hit titles”; consequently a relatively small number of titles (or franchises) will often make up a significant proportion of turnover and net income. Eidos’ stated policy is to concentrate on quality titles and consequently titles which management believes to be marginal are often terminated or sub-licensed.

2      Summary of Significant Accounting Policies

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently, is set out below.

These principles differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected shareholders’ funds and results of operations at March 31, 2002, at June 30, 2002 and at June 30, 2003, and for the years ended March 31, 2001 and 2002, the three month period ended June 30, 2002 and the year ended June 30, 2003 to the extent summarized in Note 32.

Changes in presentation of financial statements

During the year the group changed the following accounting policies :

Stocks

Cost is now determined on a weighted average basis rather than previously on a first in first out basis. This measurement basis reflects more closely the groups’ operations. The effect of this change in cost measurement is not significant.

Licence fees

Licence fees payable were previously charged to the profit and loss account over the life of the licence. These fees are now charged on the basis of actual product sales. Management relies on forecasts of sales to determine the relevant amortization rate of the licence fee, subject to regular reviews to ensure that the amortization rate is appropriate. This new policy aligns the amortization of the licence fee to the revenue received in respect of it. The effect of this change in calculating amortization is not significant.

Basis of consolidation

The consolidated profit and loss account and balance sheet include the financial statements of the Company and its subsidiary undertakings (“the Group”). The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-Group sales and profits are eliminated fully on consolidation. On acquisition of a subsidiary, all of the subsidiary’s assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. The group recognizes all changes to those assets and liabilities, and the resulting gains and losses that arise after the Group has gained control of the subsidiary.

Associated and joint venture undertakings

Associated undertakings are undertakings in which the Group holds a long-term interest and over which it actually exercises significant influence. Joint ventures are undertakings which are jointly controlled with other entities or individuals. The Group’s share of profits less losses from associated and joint undertakings is included in the consolidated profit and loss account on the equity accounting basis. The holding value of associated undertakings is based upon the Group’s equity in the net assets of such undertakings.

Back to Contents

Goodwill

Goodwill in respect of the acquisition of subsidiaries and associated undertakings represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising prior to April 1998 has been written off immediately against reserves.

Goodwill arising after April 1998 is capitalized and amortized to nil in the profit and loss account over the estimated useful economic life in accordance with FRS10.

A charge is recognized in the Group’s profit and loss account in respect of any impairment in the value of goodwill. Goodwill written off directly to reserves and not previously charged to the Group’s profit and loss account is included in determining the profit and loss of a subsidiary on disposal. Goodwill previously written off to reserves was not reinstated in the balance sheet when FRS10 was adopted. It has been offset against the merger reserve with the excess being offset against the profit and loss reserve.

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

Leasehold improvements: over the life of the lease;
Fixtures and fittings: 20% per annum straight line;
Computer equipment: 33% per annum straight line;
Motor vehicles: 25% per annum straight line.

Research and development

All research and development expenditure is charged to the profit and loss account as incurred. This includes all software development expenditure on individual titles, advance royalties paid under publishing agreements to external developers and advance royalties paid under licensing arrangements.

Investments

Investments held as fixed assets are stated at cost less provision for any impairment in value.

Licence fees

Licence fees payable to celebrities and professional sports organisations for use of their name over a number of years or for a range of products (a franchise), including sub-licence arrangements and fees payable through intermediaries, are charged to the profit and loss account as sales and marketing expenditure on the basis of actual product sales. Management relies on forecasts of sales to determine the relevant amortization rate of the licence fee.

Licence fees are classified as current and noncurrent assets based on the remaining life of the licence. Management regularly reviews the carrying value of such licences, including comparing actual sales to forecast, and will accelerate the amortization should circumstances require it.

Taxation

Deferred tax is recognized, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19. Tax charges or credits arising on the retranslation of foreign currency borrowings used to finance or provide a hedge against equity investments in foreign enterprises are taken to the Statement of Total Recognized Gains and Losses together with the exchange differences on the borrowings themselves. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Back to Contents

Foreign currencies

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial period. The results and cash flows of foreign subsidiaries are translated at the average rate of exchange for the period. Gains or losses on exchange arising from the retranslation of the opening net investment in subsidiary companies and from the translation of the results of those companies are taken to reserves and are reported in the statement of total recognized gains and losses. Exchange differences arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments are also taken to reserves. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or if hedged forward, at the date of exchange under the related foreign currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the contracted rate or the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Stocks

Stocks are valued at the lower of cost and net realisable value. In general, cost is determined on a weighted average basis and includes transport and handling costs.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset has been purchased outright. The assets are included in fixed assets and the capital element of Group leasing commitments is shown as obligations under finance leases. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit so as to give a constant periodic rate of charge on the remaining balance outstanding at each accounting period. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

Pensions

The Group operates various defined contribution pension schemes. Contributions are recognized as they are incurred in accordance with the rules of the schemes.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes. For a forward foreign exchange contract to be treated as a hedge, the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognized in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s accounts. If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognized at that time.

Exceptional items

These are material items arising from events in the past or present ordinary activities of the Group and which due to their size or incidence are disclosed separately in order that the consolidated financial statements give a true and fair view.

Back to Contents

Use of estimates

The preparation of the financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

For US reporting purposes, management have reviewed the different estimates and assumptions that they have to make and have identified a number of critical accounting policies. These are the policies that are applied to those areas that require the greatest level of judgement and which could have the most material affect on the consolidated financial statements of the Group.

Expansion of U.K. GAAP policies

Sales Returns and Allowances and Price Protection Reserves

The majority of the Group’s reported revenue is derived from the sale of pre-packaged entertainment software. Revenue is recorded at the point of sale, net of taxes and provisions for future returns and price protection. In common with other publishers of entertainment software the Group operates a number of territory-specific programmes under which retailers may qualify to return unsold product, subject to certain qualifying conditions. Alternatively the Group may offer price protection programmes in certain markets, though again these are subject to the satisfaction of certain qualifying conditions. Typically the Group maintains a policy of issuing credits under such programmes.

By analysing historical rates of return and price protection in conjunction with a number of key variables including the prevailing market and economic conditions at that time, the Group is able to estimate future expected rates of returns and price protection. The adequacy of the reserves generated by these estimated rates is reviewed regularly in the light of current market and economic conditions, considering in particular up to date patterns of sell-through, anticipated trends in the hardware and software markets, seasonal factors, perceived consumer preferences and general economic conditions. In the past the Group has not always been able to accurately estimate the adequacy of its reserves and in the year ended March 31, 2001 reported an exceptional charge of £16.9 million in respect of additional returns reserves required. At the time the Group reported that this was caused by the sell through of products released in the previous year being less than anticipated as a result of continuing consumer uncertainty surrounding the release of new video game hardware platforms. Since then all of the new hardware platforms have now been successfully launched and senior management have taken significant steps to impose new procedures and controls on the estimation of the Group’s exposure to future returns and price protection. In addition measures have been put in place to control the flow of new product into the market place as over stocking in retail and distribution channels may also generate significant future exposures for the Group. The senior management of the Group believes that the controls that they have put in place enable it to make a more realistic estimation of the group’s exposure to future returns and price protection. Nevertheless if the Group were to change certain of the key estimates or assumptions that underpin its calculations, then the level of reserves carried at the balance sheet date would be altered as would the reported net loss for the period. Similarly if actual credits issued for returns and price protection are in excess of the level of reserves carried, then future reported revenues might be reduced in the future. Conversely if the level of actual credits is less than the reserve, then this could increase future reported revenues

Taxes

The estimation of the Group’s consolidated tax charge is a complex matter encompassing many different international tax jurisdictions. In calculating the Group charge management has to take certain estimates regarding individual exposures in different countries and assess the recoverability of deferred tax assets. It can often take many years to finalise individual tax charges and to reach agreement on areas of contention with the relevant tax authorities. There is no guarantee that the level of provision carried in respect of open tax items at any one time, will be sufficient to meet final liabilities as they are agreed and fall due. In reviewing the recoverability of deferred tax assets the Group has to estimate future taxable income for the relevant countries. To the extent that these estimations indicate that any such assets are not recoverable, then full provision will be made against their carrying value. Changes in the estimates used to assess the recoverability of deferred tax assets could affect the level of assets carried in the balance sheet at the period-end and also the level of tax charge in the profit and loss account for the period.

Back to Contents

Goodwill Impairment

The Group capitalizes and amortizes goodwill in respect of the acquisition of certain subsidiaries and associated undertakings in accordance with FRS10: Goodwill and Intangibles. Certain other investments in subsidiaries and associated undertakings are carried at cost. The Group makes certain estimates regarding the useful life of goodwill that take account of a number of factors including the future prospects for the entity concerned and the consequent projections for both net income and net cash-flow. To the extent that these projections no longer justify the carrying value of any remaining goodwill, then the amortization charge will be accelerated to the degree required to reflect the revised estimate of the fair value of the goodwill. The carrying value of investments carried at cost are also reviewed in a similar fashion and to the extent that an investment’s carrying value can be shown to be permanently impaired, then full provision will be made through the profit and loss account.

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

Valuation of inventory

The Group carries its inventory of finished goods at the lower of cost and net realisable value. In order to determine what this carrying value should be, management has to estimate the price that they expect to achieve on the future sale of the stock. This process involves reviewing current patterns of demand in the market and projecting these forward. It may also require an assessment of how future demand could be affected by changes in the wholesale price charged by the Group and by other factors that may be beyond the control of the group. In this way management will seek to determine the most realistic price that they believe can be achieved and hence the likelihood that inventories on hand can be sold at or above cost. Should management’s estimates of current or future demand prove to be unrealistic, then the Group may fail to achieve a wholesale price that is sufficient to cover the carrying value of the inventory and hence the charge to the profit and loss account may be greater than expected.

3      Segmental Analysis

The analysis by class of business of the Group’s turnover, income before taxation and assets is set out below.

Turnover by class of business

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Class of business
Computer software	144,304	120,280	8,657	151,534
Video editing	2,950	—	—	—

	147,254	120,280	8,657	151,534

Back to Contents

Income/(loss) on ordinary activities before tax

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Class of business
Computer software	(95,956)	(14,156)	(16,486)	17,354
Video editing	(402)	(15)	—	—

	(96,358)	(14,171)	(16,486)	17,354

Net Assets/Net liabilities

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Class of business
Computer software	33,396	76,179	59,384	75,777
Video editing	(2,779)	(2,795)	(2,795)	—

	30,617	73,384	56,589	75,777

Video editing was provided by Eidos Post Productions Ltd (formerly Glassworks Productions Ltd), an 85% subsidiary, the business and assets of which were sold on December 15, 2000. The remaining net liabilities represent an intercompany balance with the Eidos group.

Turnover by destination

The Group manages its computer software business by geographical area.

Eidos has offices in the United Kingdom, United States, France, Germany, Japan and Singapore. The latter two do not generate significant income in relation to the remainder of the Group and are included within the ‘Rest of World’ segment. The French and German offices sell to other French and German speaking European countries (namely Belgium, Austria and Switzerland). For reporting purposes these territories are included within ‘Rest of Europe’.

The turnover is attributable to the Group’s principal activities and arose in the following geographical areas:

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
United Kingdom	41,193	25,517	3,598	36,323
France	12,639	12,652	1,204	12,746
Germany	24,781	16,282	1,109	14,123
Rest of Europe	14,207	16,951	974	16,788
U.S.	39,229	40,576	2,602	62,274
Rest of World	15,205	8,302	(830)	9,280

	147,254	120,280	8,657	151,534

Back to Contents

Turnover by origination

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
United Kingdom	55,884	38,525	4,149	51,059
France	15,215	15,413	1,388	15,733
Germany	27,517	18,813	1,280	16,017
U.S.	46,502	43,046	1,126	65,088
Rest of World	2,136	4,483	714	3,637

	147,254	120,280	8,657	151,534

Inter-segment sales (predominantly royalties)

	By origination

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
United Kingdom	36,744	30,596	1,425	42,601
France	8	—		—
Germany	—	9		66
U.S.	5,382	13,380	(1,556)	30,522
Rest of World	978	1,070	233	1,027

	43,112	45,055	102	74,216

Turnover from the joint ventures originates from Spain and relates to computer software. In addition, turnover in the U.K. includes £1,632,000 (Three months to June 30, 2002 £180,000, year to March 31, 2002: £1,157,000, year to March 31, 2001: £1,246,000) sales to the joint venture in Spain.

Back to Contents

Income/(loss) on ordinary activities before tax

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Geographical segment
United Kingdom	(9,907)	5,728	(17,321)	7,108
France	(1,863)	1,165	(120)	1,540
Germany	1,036	349	(523)	(999)
Spain (joint ventures)	(4,023)	(3,581)	(991)	2,562
U.S.	(45,362)	(22,335)	2,703	6,177
Rest of World	69	126	(234)	(434)

	(60,050)	(18,548)	(16,486)	15,954

Profit/(loss) on investments – United Kingdom	(36,308)	4,377	—	1,400

	(96,358)	(14,171)	(16,486)	17,354

Net Assets/Net Liabilities

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Geographical segment
United Kingdom	112,475	89,965	99,877
France	1,740	1,724	3,369
Germany	148	(324)	(1,279)
Spain (joint ventures)	4,776	3,789	2,745
U.S.	(46,392)	(38,980)	(28,927)
Rest of World	637	415	(8)

	73,384	56,589	75,777

4      Directors emoluments

Detailed disclosures of the Directors’ individual remuneration and share options are also given in Item 6.

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Directors’ emoluments
Salary payments and royalties	4,388	1,090	278	1,899
Fees	106	114	44	211
Company pension contributions	129	98	33	112
Other benefits	269	262	71	209

	4,892	1,564	426	2,431

Back to Contents

Interests in share options

Details of options held by directors are set out below:

	As at July 1, 2002	Granted in period	Lapsed in period	As at June 30, 2003	Post rights issue exercise price	Date from which exercisable	Expiry date

Mr. Livingstone	245,763	—	(245,763)	—	—	—	—
	21,050	—	—	21,050	142.48	04/03/99	04/01/06
	314,485**	—	—	314,485**	19.04	—	—
	—	166,666	—	166,666	144.00	04/28/06	04/28/10

Mr. McGarvey	139,543	—	—	139,543	154.26	10/16/00	10/14/04
	1,111,725	—	—	1,111,725	105.24	10/14/01	10/13/05
	—	8,750*	—	8,750	108.00	05/01/06	11/01/06

Mr. Heath-Smith	201,077	—	(201,077)	—	—	—	—
	21,267	—	—	21,267	141.04	04/25/99	04/24/06
	8,119*	—	—	8,119*	117.00	04/01/05	10/01/05
	—	173,611	—	173,611	144.00	04/28/06	04/28/10

Mr. Protheroe	77,820	—	(77,820)	—	—	—	—
	55,586	—	—	55,586	61.76	07/21/97	07/19/04
	111,172	—	—	111,172	62.96	03/11/98	03/09/05
	—	50,000	—	50,000	121.00	09/20/05	09/20/09
	—	37,500	—	37,500	144.00	04/28/06	04/28/10

Mr. Cruickshank	88,236	—	—	88,236	255.00	09/05/04	09/05/08
	11,764	—	—	11,764	255.00	09/05/04	09/05/11
	8,119*	—	(8,119)*	—	—	—	—
	—	9,742*	—	9,742*	97.00	11/01/05	05/01/06

Total	2,415,726	446,269	(532,779)	2,329,216

None of the non-executive Directors have any options in the Company

*      Granted under the UK Savings-Related Share Option Scheme

**	This represents a warrant to purchase 314,485 Ordinary shares in the Company at a price of 19.04p per share. This outstanding warrant emanates from the Company’s acquisition of the Domark Group of companies in 1996. The original exercise period expired on December 31, 1996 but was extended by the Board at that time and remains open until December 31, 2003.

The mid-market price of shares in Eidos plc was 130p on July 1 2002 and 137p on June 30 2003 and during that period ranged between a high of 165p and a low of 84p.

All options give the holders the rights to acquire shares on a one for one basis.

Back to Contents

5      Employee Information

The average weekly number of persons (including executive directors) employed by the Group and total costs during the periods indicated below were:

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

By activity
Corporate	33	30	30	34
Computer entertainment software	484	513	509	502
Video editing, post production and new media	35	—	—	—

	552	543	539	536

Computer entertainment software staff numbers have been further broken down in Item 6.

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Staff costs
Wages and salaries	27,576	25,840	5,571	25,071
Social security costs	2,876	2,350	941	2,550
Pension costs (See Note 28)	784	788	213	857

	31,236	28,978	6,725	28,478

Back to Contents

6      Net interest and similar charges

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Interest payable
Group
Bank loans and overdrafts	(3,468)	(825)	(236)	(15)
Finance leases	(21)	(20)	(74)	(28)
Other interest	(204)	(161)	(92)	(186)

	(3,693)	(1,006)	(402)	(229)
Share of joint ventures	(39)	(36)	(12)	(63)

	(3,732)	(1,042)	(414)	(292)

Interest receivable
Group	826	1,485	532	2,949
Share of joint ventures	9	141	42	146

	835	1,626	574	3,095

Net interest receivable / (payable)	(2,897)	584	160	2,803

Back to Contents

7      Income/(Loss) Before Tax

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
This is stated after charging:
Depreciation charge for the period
owned tangible fixed assets	2,208	2,092	523	1,950
tangible fixed assets held under finance leases	220	156	36	131
(Profit) or loss on disposal of fixed assets	(122)	(82)	(4)	34
Amortization of goodwill and other investments
Joint ventures goodwill amortization	5,192	5,192	1,415	471
Other goodwill amortization	10,915	6,906	71	264
Other investment amortization	—	—	—	77
Auditors’ remuneration for audit	267	423	17	400
Other fees paid to the auditors and their associates*	884	855	333	707
Operating lease charges – plant and machinery	726	572	132	606
Operating lease charges – other	2,363	2,926	667	2,502
(Gain) or loss on exchange differences	282	109	(580)	(902)

*Other fees paid to the auditors and their associates include tax compliance fees of £268,000, other tax advisor fees of £294,000, other assurance work of £115,000 and other work of £30,000.

8      Profit / (loss) on investments and exceptional items

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Profit / (loss) on investments
Profit on disposal of other investments	—	8,495	—	—
Loss on disposal of associates and other investments	—	(750)	—	—
Settlement received in relation to Express.com	—	—	—	1,400

Profit on disposal of fixed asset investments	—	7,745	—	1,400
Write down of investments
Write-off on investment in Express.com (including £895,000 of professional fees incurred during the year)	(36,352)	—	—	—
Profit on disposal of Associate (after writing back related goodwill of £475,000 previously written off to reserves)	44	—	—	—
Provision for impairment in carrying value of Goodwill (previously written off to reserves)	—	(3,299)	—	—
Provision against other investments	—	(69)	—	—

Write down of investments	(36,308)	(3,368)	—	—

Other items
Returns provision	(16,900)	—	—	—
Legal and professional fees – abortive bid talk	(938)	—	—	—

	(54,146)	4,377	—	1,400

The effect on the taxation charge for the year of the exceptional items is disclosed in Note 9.

Back to Contents

9      Tax charge /(credit) on Income/(Loss) on Ordinary Activities

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Current Tax
UK Taxation
U.K. Corporation tax	—	—	—	2,860
Less double tax relief	—	—	—	(1,002)

	—	—	—	1,858
Adjustment in respect of prior years:
Exceptional items	—	—	—	(5,595)
Operational	140	(773)	(78)	(480)

Total Current UK Tax	140	(773)	(78)	(4,217)

Foreign Taxation
Current tax on income for the year	587	344	159	1,283
Adjustments in respect of prior years	244	429	(25)	(100)

Total Current Tax	971	—	56	(3,034)

Of which:
Remaining Group taxation	744	(502)	(101)	(4,063)
Joint ventures’ taxation	227	502	157	1,029

	971	—	56	(3,034)
Deferred taxation – foreign	—	—	—	1,183

	971	—	56	(1,851)

Of which:
Operational	971	—	56	3,744
Exceptional	—	—	—	(5,595)

	971	—	56	(1,851)

The exceptional income is taxable at the UK rate of corporation tax. There was no tax effect in the profit and loss account relating to the exceptional items in the prior years.

Back to Contents

Total income tax expense differs from the amounts computed by applying the U.K. statutory income tax rate of 30% (2002: 30%, 2001: 30%) to income/(loss) before taxes, as a result of the following:

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Profit / (Loss) for the period	(96,358)	(14,171)	(16,486)	17,354

U.K. statutory rate	(28,907)	(4,251)	(4,956)	5,206
Expenses disallowed for tax purposes	7,742	4,927	6,472	1,228
Tax effect of bad debt provision against U.S. intercompany balance	—	(2,443)	—	—
Timing difference where benefit not recognized for deferred tax purposes	28,958	6,069	(924)	1,981
Difference between overseas and U.K. tax rate	(5,924)	(1,809)	633	921
Utilization of tax losses	(469)	(2,278)	(379)	(4,999)
Prior year adjustments – operational	—	—	(442)	(580)
Exceptional prior year items	—	—	—	(5,595)
Double tax relief for overseas income	—	—	—	(1,002)
Other differences	(429)	(215)	(348)	(194)

Total current tax	971	—	56	(3,034)

Release of deferred tax asset	—	—	—	1,260
Deferred tax in respect of timing differences	—	—	—	(77)

Deferred taxation	—	—	—	1,183

Tax (Credit) / Charge on Profit / (Loss) on Ordinary Activities for the Period	971	—	56	(1,851)

Back to Contents

10      Earnings/(loss) Per Share

The calculations of earnings per share are based on the following information. All numbers (including the comparatives) reflect the five for one share split, which took place on January 25, 2000 and the 1 for 3 Rights Issue, which took place in July 2001.

Weighted average number of shares:

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	Number of shares	Number of shares	Number of shares	Number of shares
For basic earnings per share	115,223,869	132,514,410	139,744,013	139,637,852
Exercise of share options	2,580,748	1,722,349	1,299,565	705,258

For diluted earnings per share	117,804,617	134,236,759	141,043,578	140,343,110

No dividends were paid during any of the last three fiscal years.

In accordance with FRS14 – Earnings per share, the diluted loss per share for the year ended 30 June 2002, 3 months ended March 31, 2002 and year ended March 31, 2001 is equivalent to the basic earnings per share as any conversion of options would decrease the net loss per share.

BASIC and DILUTED EPS
	Year ended March 31, 2001		Year ended March 31, 2002		Three months ended June 30, 2002		Year ended June 30, 2003

	£’000		£’000		£’000		£’000
Net income/(loss) for the year	(97,329)		(14,171)		(16,542)		19,205

Earnings/(loss) (basic and diluted)	(97,329)		(14,171)		(16,542)		19,205

	Pence per share		Pence per share		Pence per share		Pence per share
Earnings/(loss) per share – basic	(84.5	)p	(10.7	)p	(11.8	)p	13.8	p

Earnings/(loss) per share – diluted	(84.5	)p	(10.7	)p	(11.8	)p	13.7	p

Back to Contents

11      Intangible Fixed Assets

£’000
Goodwill
Cost
At April 1, 2001	33,888
Additions	886

At March 31, 2002 and June 30, 2002	34,774
Exchange adjustment	(65)

At June 30, 2003	34,709

Amortization
At April 1, 2001	27,129
Exchange adjustments	77
Amortization for the period	6,906

At March 31,2002	34,112
Exchange adjustments	41
Amortization for the period	71

At June 30, 2002	34,224
Exchange adjustments	(31)
Charge for the period	264

At June 30, 2003	34,457

Net book value
At June 30, 2003	252

At June 30, 2002	550

At March 31, 2002	662

Given the nature of the industry, goodwill amortization in respect of all intangible assets acquired, including Proein SL, Pyro Studios SL (acquired in 2000), Crystal Dynamics, Inc. (acquired in 1999) and Ion Storm (acquired 2002) has been calculated based on the three year estimated useful economic life as detailed in note 2. Goodwill on joint ventures is shown in note 13.

Back to Contents

12      Tangible Fixed Assets

	Leasehold improvements	Fixtures and fittings	Computer equipment	Motor vehicles	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At April 1, 2001	2,874	2,382	6,942	81	12,279
Exchange adjustment	(22)	(18)	(52)	—	(92)
Additions	36	53	2,413	—	2,502
From acquisitions	7	203	362	—	572
Disposals	—	—	(20)	—	(20)

At March 31, 2002	2,895	2,620	9,645	81	15,241

Exchange adjustment	(64)	(52)	(153)	—	(269)
Additions	182	6	432	—	620
Disposals	—	(1)	(528)	—	(529)

At June 30, 2002	3,013	2,573	9,396	81	15,063
Exchange adjustment	(75)	(64)	(231)	—	(370)
Additions	83	288	1,353	—	1,724
Disposals	(22)	(109)	(1,668)	(81)	(1,880)

At June 30, 2003	2,999	2,688	8,850	—	14,537

Depreciation
At April 1, 2001	700	1,818	5,196	70	7,784
Exchange adjustments	(7)	(19)	(55)	—	(81)
Charge for the period	272	315	1,652	9	2,248
Eliminated in respect of disposals	—	—	(15)	—	(15)

At March 31, 2002	965	2,114	6,778	79	9,936
Exchange adjustments	(17)	(44)	(126)	—	(187)
Charge for the period	65	60	432	2	559
Eliminated in respect of disposals	—	(1)	(456)	—	(457)

At June 30, 2002	1,013	2,129	6,628	81	9,851
Exchange adjustments	(28)	(59)	(178)	—	(265)
Charge for the period	279	171	1,631	—	2,081
Eliminated in respect of disposals	(26)	(99)	(1,605)	(81)	(1,811)

At June 30, 2003	1,238	2,142	6,476	—	9,856

Net book value
At June 30, 2003	1,761	546	2,374	—	4,681

At June 30, 2002	2,000	444	2,768	—	5,212

At March 31, 2002	1,930	506	2,867	2	5,305

The net book value of tangible fixed assets includes an amount of £37,000 (June 30, 2002: £276,000, March 31, 2002: £254,000) in respect of computer equipment held under finance leases.

Back to Contents

13      Fixed Asset Investments

	Joint Venture Goodwill	Joint ventures	Associated undertakings	Other investments	Interest in own shares	Total

	£’000	£’000	£’000	£’000	£’000	£’000
At April 1, 2001	7,078	2,435	4	2,624	—	12,141
Amortization	(5,192)	—	—	—	—	(5,192)
Translation adjustments	4	—	—	—	—	4
Share of retained profits less dividends paid	—	451	—	—	—	451
Disposals	—	—	—	(2,555)		(2,555)
Provisions against investments	—	—	(3)	(69)	—	(72)

At March 31, 2002	1,890	2,886	1	—	—	4,777
Amortization	(1,415)	—	—	—	—	(1,415)
Translation adjustments	(4)	—	—	—	—	(4)
Share of retained profits less dividends paid	—	235	—	—	—	235
Translation adjustment	—	197	—	—	—	197

At June 30, 2002	471	3,318	1	—	—	3,790
Share of retained profits less dividends paid	—	(979)	—	—	—	(979)
Additions	—	—	—	—	276	276
Translation adjustment	—	406	—	—	—	406
Amortization	(471)	—	—	—	(77)	(548)

At June 30, 2003	—	2,745	1	—	199	2,945

Investment in own shares

The Company operates a restricted stock scheme for certain members of senior management. During the year, 236,500 Eidos plc shares were purchased on the open market and are currently held in an Employee Benefit Trust. Subject to continued service, beneficial ownership of the shares will transfer to four nominated individuals in three years from the original date of grant on September 20 2002.

The number and market value of the Ordinary shares held by the Company’s Employee Benefit Trust at June 30, 2003 was 236,500 and £322,823 respectively.

Back to Contents

Interests in Group undertakings

The directors consider that to give full particulars of all interests in Group undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings whose results or financial position, in the opinion of the directors, principally affected the financial statements of the Group:

Subsidiary undertakings	Country of incorporation	Nature of business	Description of shares held	Other Group companies		Company

Eidos Interactive Limited	England and Wales	Developer and Publisher of computer software	Ordinary £1 shares each and ‘A’ ordinary £0.05 shares each	—		100%
Eidos Inc	U.S.A	Developer and Publisher of computer software	Common stock $0.001 par value	100%		—
Crystal Dynamics Inc	U.S.A	Developer of computer software	Common stock no par value	100%
Core Design Limited	England and Wales	Developer of computer software	Ordinary £1 shares	100%		—
Eidos France SARL	France	Publisher of computer software	Ordinary Shares of 7,623 Euros	100%		—
Eidos (Deutschland) GmbH	Germany	Publisher of computer software	Euros 25,565	100%		—
Eidos KK	Japan	Publisher of computer software	100 million Yen	—		100%
Eidos Pte Limited	Singapore	Publisher of computer software	Ordinary S$1 shares	—		100%
Ion Storm LLP	U.S.A.	Developer of computer software	Partnership units	89%		—
Joint ventures

Proein SL	Spain	Publisher of computer software	5000 Common shares of 6 Euros each	75%		—
Pyro Studios SL	Spain	Developer of computer software	500 Common shares of 6 Euros each	26.7	%(1)	—

Associated undertakings	Country of incorporation	Nature of business	Description of shares held	Other Group companies	Company

Sports Interactive Limited	England	Developer of computer software	‘B’ Ordinary shares of 10p each	25%	—

All the above companies operated principally in their country of incorporation

(1)      Effective holding shown.

Back to Contents

14      Stocks

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Raw materials and consumables	501	406	552
Finished goods	3,427	2,984	2,220

Stocks	3,928	3,390	2,722

15      Debtors

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Trade debtors, net	23,604	1,390	32,420
Deferred tax asset (note 19)	1,428	1,334	46
Other debtors*	6,632	4,823	4,048
Prepayments and accrued income	1,911	2,935	2,608

	33,575	10,482	39,122

*Included within other debtors is £50,000 (June 30, 2002: £1,449,000, March 31, 2002: £1,752,000), which is recoverable after more than one year.

Provision for bad and doubtful debts

	Opening balance	Provision utilised in the period	Provision created in the period	Closing balance
	£’000	£’000	£’000	£’000

Year ended March 31, 2002	652	(630)	868	890
Three months ended June 30, 2002	890	(665)	544	769
Year ended June 30, 2003	769	(712)	651	708

Back to Contents

16      Creditors: Amounts Falling Due Within One Year

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Bank loans and overdrafts	66	—	—
Obligations under finance leases	21	167	16
Trade creditors	10,316	3,408	9,262
Other taxes and social security costs	339	238	2,643
Other creditors	2,099	2,352	3,420
Accruals	8,233	5,628	9,558
Corporation tax	1,423	11,393	7,305

	22,497	23,186	32,204

Included within other creditors are royalty creditors of £3,387,000 (June 30, 2002: £1,170,000, March 31, 2002: £1,454,000)

17      Creditors: Amounts Falling Due After More Than One Year

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Accruals and deferred income	1,240	1,176	26
Obligations under finance leases:
Due between one and two years	176	59	2
Due between two and five years	59	48	5

	1,475	1,283	33

18      Provisions for liabilities and charges

£’000
As at April 1, 2001	—
Provision for future rent commitments	1,524

As at March 31, 2002	1,524
Release of provision for future rent commitments	(106)

As at June 30, 2002	1,418

Release of provision for future rent commitments	(1,418)

As at June 30, 2003	—

The release of the provision follows the termination and settlement of the lease in respect of a vacant property.

Back to Contents

19      Deferred Taxation

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Unrecognized Tax Assets
Excess of tax allowances over book depreciation of fixed assets	537	548	502
Other timing differences	11,702	7,018	9,141
Tax effect of losses carried forward	24,844	30,025	25,589

Unrecognized deferred tax asset	37,083	37,591	35,232

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Recognized Tax Assets
Tax effect of losses carried forward	1,428	1,334	—
Other timing differences – foreign	—	—	46

Recognized deferred tax asset	1,428	1,334	46

Back to Contents

20      Called up Share Capital

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Authorized
March 31, 2002: 192,500,000 Ordinary Shares of 2p each	3,850	—	—
June 30, 2002: 192,500,000 Ordinary Shares of 2p each	—	3,850	—
June 30, 2003: 192,500,000 Ordinary Shares of 2p each	—	—	3,850

Issued and fully paid
March 31, 2002: 139,652,515 Ordinary Shares of 2p each	2,793	—	—
June 30, 2002: 139,753,355 Ordinary Shares of 2p each	—	2,795	—
June 30, 2003: 139,961,523 Ordinary Shares of 2p each	—	—	2,799

During the year, 13,840 new Ordinary shares were allotted following the exercise of 13,840 vested share options under the Company’s various Share Option Schemes and 194,328 were allotted in conjunction with the US (All-Employee) Stock Purchase Plan. The total consideration received on all share allotments was £212,133 cash (total nominal value £4,162).

At the Annual General Meeting held on 3 December 2002, shareholders gave authority for the Company to purchase up to 6,994,134 of its own Ordinary shares in the market subject to certain specified conditions. As at September 4, 2003, no purchases have been made or are contracted to be made pursuant to such authority.

There has been no material increase in the issued share capital, whether by exercise of options, rights, warrants or otherwise, between the financial year end and September 4, 2003, the date on which the Accounts have been signed.

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

During 1999 the Company launched an Inland Revenue approved SAYE Share Scheme (“Sharesave Scheme”) for all U.K. employees. Similar schemes were rolled out to employees in the French, German, Japanese and Singapore offices during 2000.

Back to Contents

The following options for 2p ordinary shares were open at June 30, 2003:

	1 July 2002	Granted	Internal Transfer	Exercised	Lapsed	30 June 2003	Exercise Price*		Option Exercise Period

Approved Scheme	55,586	—	—	—	—	55,586	61.76	p	07/21/97 to 07/19/04
(Discretionary)	111,172	—	—	—	—	111,172	62.96	p	03/11/98 to 03/09/05
	—	228,928	—	—	(8,088)	220,840	119.00	p	09/19/05 to 09/19/12
	21,267	—	—	—	—	21,267	141.04	p	04/25/99 to 04/24/06
	21,050	—	—	—	—	21,050	142.48	p	04/03/99 to 04/01/06
	168,379	—	—	—	(25,011)	143,368	154.26	p	01/21/00 to 01/19/07
	159,033	—	—	—	(10,275)	148,758	254.00	p	07/25/04 to 07/25/11
	11,764	—	—	—	—	11,764	255.00	p	05/09/04 to 09/05/11
	22,232	—	(22,232)	—	—	—	298.63	p	04/11/03 to 10/11/03
	175,832	—	22,232	—	(11,116)	186,948	298.63	p	04/11/03 to 04/10/10
	9,110	—	—	—	—	9,110	329.21	p	05/29/02 to 05/28/09

Total	755,425	228,928	—	—	(54,490)	929,863

Unapproved Scheme
(Discretionary)	1,111,725	—	—	—	—	1,111,725	105.24	p	10/14/01 to 10/13/05
		1,031,072	—	—	(29,412)	1,001,660	119.00	p	09/19/05 to 09/19/09
	—	50,000	—	—	—	50,000	121.00	p	09/20/05 to 09/20/09
	257,930	—	—	—	—	257,930	140.92	p	09/11/01 to 09/10/05
	201,077	—	—	—	(201,077)	—	141.04	p	04/25/99 to 04/24/03
	323,583	—	—	—	(323,583)	—	142.48	p	04/03/99 to 04/01/03
	—	377,777	—	—	—	377,777	144.00	p	04/28/06 to 04/28/10
	235,232				(57,587)	177,645	154.26	p	01/21/00 to 01/19/04
	139,543	—	—	—	—	139,543	154.26	p	10/16/00 to 10/14/04
	861,467	—	—	—	(14,725)	846,742	254.00	p	07/25/04 to 07/25/08
	88,236	—	—	—	—	88,236	255.00	p	09/05/04 to 09/05/08
	630,137	—	—	—	—	630,137	298.63	p	04/11/03 to 04/10/07
	129,855	—	—	—	—	129,855	329.21	p	05/29/02 to 05/28/06

Total	3,978,785	1,458,849	—	—	(626,384)	4,811,250

US Stock option Plan	—	20,000	—	—	—	20,000	204.00	c	11/18/05 to 11/18/09
(Discretionary)	138,454	—	—	—	—	138,454	254.70	c	01/21/00 to 01/19/04
	452,500	—	—	—	—	452,500	361.00	c	07/24/04 to 07/24/08
	239,013	—	—	—	—	239,013	472.76	c	04/11/03 to 04/10/07
	111,172	—	—	—	—	111,172	525.80	c	05/29/02 to 05/28/06
	—	387,000	—	—	—	387,000	185.00	c	09/19/05 to 09/19/09

Total	941,139	407,000	—	—	—	1,348,139

Restricted Stock Option	—	236,500	—	—	—	236,500			09/20/05 to 09/20/05

Total	5,675,349	2,331,277	—	—	(680,874)	7,325,752

Back to Contents

	1 July 2002	Started	Transfer	Exercised	Lapsed	30 June 2003	Exercise price*		Maturity Date

Sharesave Schemes	21,527			(13,840)	(7,687)	—	125.93	p	02/01/02
(All-employee)	12,480				(12,480)	—	263.55	p	08/01/02
	682				(682)	—	842.29	p	02/01/03
	4,707	—		—	—	4,707	403.00	Ec	06/01/03
	57,359				(19,277)	38,082	205.98	p	08/01/03
	72,394				(18,352)	54,042	160.11	p	02/01/04
	8,775				(2,372)	6,403	403.00	Ec	06/01/04
	15,803		(837)		(3,717)	11,249	198.00	p	08/01/04
	4,837	—	—	—	—	4,837	149.31	p	02/01/05
	234,833				(118,783)	116,050	117.00	p	04/01/05
	7,879				(3,564)	4,315	192.00	Ec	04/01/05
	—	—	837	—	—	837	198.00	p	08/01/05
	29,670	—	—	—	(21,016)	8,654	213.50	Ec	04/01/06
	—	103,935	—	—	(875)	103,060	108.00	p	05/01/06
	—	273,584	—	—	(35,930)	237,654	97.00	p	11/01/05
	—	20,222	—	—	—	20,222	96.00	p	11/01/06
	—	1,511	—	—	—	1,511	108.00	p	04/01/07

Total	470,946	399,252	—	(13,840)	(244,735)	611,623

US Scheme**	111,464	—	—	(111,464)	—	—	161.00	c	09/30/02
		82,864	—	(82,864)	—	—	161.00	c	03/31/03
		389,040	—	—	—	389,040	183.00	c	03/31/04

	582,410	871,156	—	(208,168)	(244,735)	1,061,193

*Option prices are denominated in pence (UK options), cents (US options) and Euro cents (European options)

** This is a US Stock Purchase Plan. The actual exercise price and number of purchase rights cannot be determined until maturity (i.e. 6 or 12 months following the date of grant). 389,040 is a provisional number of shares subject to purchase rights based on the market price of an Eidos Ordinary Share (less an applicable 15% discount) as at the date of grant.

As permitted under UITF abstract 17 (Revised 2000) Employee Share Schemes, The Group has taken exemptions with regard to its Inland Revenue approved SAYE scheme and equivalent overseas schemes.
These options include those granted to directors of the Company, which are also detailed in Item 6.

Back to Contents

22      Share Premium Account, Reserves and Reconciliation of Movements in Shareholders’ Funds

The balances as at each balance sheet date and the movements in the periods are set out in the Consolidated Statements of Changes in Shareholders’ Equity.

23      Reconciliation of operating profit/(loss) to net cash outflow/(inflow) from operating activities

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Operating income/(loss)	(52,973)	(15,538)	(15,625)	10,672
Loss on disposal of fixed assets	233	—	—	34
Depreciation of tangible fixed assets	2,428	2,248	559	2,081
Amortization and write off of goodwill	10,915	6,906	71	264
Other amortization	—	—	—	77
(Increase)/decrease in stock	10,591	(523)	520	510
(Increase)/decrease in debtors	55,012	(5,922)	20,970	(31,210)
Increase/(decrease) in creditors	(24,318)	(2,619)	(9,611)	12,898

Net cash inflow/(outflow) from operating activities	1,888	(15,448)	(3,116)	(4,674)

24      Analysis of Net Funds

	March 31, 2000	Change in period	March 31, 2001	Change in period	March 31, 2002	Change in period	June 30, 2002	Change in period	June 30, 2003

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Net cash:
Cash at bank and in hand	103,449	(75,094)	28,355	(11,752)	16,603	4,368	20,971	6,975	27,946
Bank overdrafts	(3,366)	2,998	(368)	368	—	—	—	—	—

Total cash and demand debt	100,083	(72,096)	27,987	(11,384)	16,603	4,368	20,971	6,975	27,946
Loans repayable within one year	(77,250)	58,750	(18,500)	18,434	(66)	66	—	—	—

	22,833	(13,346)	9,487	7,050	16,537	4,434	20,971	6,975	27,946

Short-term deposits and liquid resources	—	—	—	34,030	34,030	4,051	38,081	(7,785)	30,296

	22,833	(13,346)	9,487	41,080	50,567	8,485	59,052	(810)	58,242
Finance leases	(201)	(184)	(385)	129	(256)	(18)	(274)	251	(23)

Net funds	22,632	(13,530)	9,102	41,209	50,311	8,467	58,778	(559)	58,219

Back to Contents

24      Analysis of Net Funds (Continued)

Reconciliation of Net Cash Flow to Movement in Net Funds

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Increase/(decrease) in cash in period	(13,625)	7,237	4,223	6,734
Cash outflow from decrease in lease financing	274	223	(38)	223
Increase/(decrease) in term deposits	—	34,030	4,051	(7,785)

Change in net funds resulting from cash flows	(13,351)	41,490	8,236	(828)
New finance leases	(437)	(131)	(124)	(31)
Exchange rate movements	258	(150)	355	300

Movement in net funds in period	(13,530)	41,209	8,467	(559)
Net funds at beginning of period	22,632	9,102	50,311	58,778

Net funds at end of period	9,102	50,311	58,778	58,219

25      Contingent Liabilities

From time to time, the Group is subject to claims and litigation and at the period end there were a small number of claims outstanding against the Group.

In the opinion of the Directors these claims are not expected to give rise to any significant liability for the Group.

The Company has given a letter of guarantee to secure a committed borrowing facility for a subsidiary (refer to note 29)

During the year the Group terminated license arrangements under which it was obligated to develop and publish certain games. Whilst these obligations have now been assigned to a third party, a guarantee in respect of a minimum level of royalties payable to the licensor, remains in place. Based on an assessment of the risk involved, the directors do not believe that the guarantee will be called upon and consequently no provision has been made. This guarantee will expire in 2005. There were no modifications to this guarantee during the year.

Back to Contents

26      Commitments under Operating Leases

The Group had the following annual commitments under non-cancelable operating leases, analyzed into leases that expire as follows:

	Land and buildings			Plant, machinery, motor vehicles and computer equipment

	March 31, 2002	June 30, 2002	June 30, 2003	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000	£’000	£’000	£’000
Within one year	171	152	310	67	81	79
In two to five years	2,063	2,177	2,135	258	219	375
After five years	514	514	521	—	—	—

	2,748	2,843	2,966	325	300	454

27      Capital Commitments

As at June 30, 2003 the Group had contracted to make payments, conditional upon the completion of development milestones, totalling £8.6 million to various licensors and developers involved in providing games software for the Group’s use. £6.2 million is payable within one year and the remaining £2.4 million is due within one to two years. All development contracts can be terminated by Eidos at any time without penalties, if the development milestones are not achieved.

28      Pension Commitments

Effective from January 1, 1997 the Group has operated a defined contribution private pension plan. The assets of the plan are held separately from those of the Group in an independently administered fund. Defined contributions are paid to the plan and charged to income so as to spread the cost of pensions over the employees’ and directors’ working lives within the Group. Contributions paid by the Group during the current year were £379,000 (3 months to June 30, 2002: £94,000, 12 months to March 31, 2002: £357,000 12 months to March 31, 2001: £428,000). At the year end no contributions were outstanding.

In addition, one director is a member of the Core Design Pension Scheme. This is also a defined contribution scheme. Contributions paid by the Group during the current year were £30,000 (3 months to June 30, 2002: £7,500, 12 months to March 31, 2002: £30,000, 2001: £27,9000). No contributions were outstanding at the year end.

All overseas pension arrangements are also of a defined contribution nature. Contributions for the year were £424,000 (3 months to 30, June 2002 £112,000, 12 months to March 31, 2002: £401,000, 2001: £328,000).

In October 2001, the U.K. Government made it compulsory for most companies in the U.K. employing over 5 members of staff to give their staff access to Stakeholder pensions. Eidos plc has reviewed its Group Personal Pension Plan and implemented a number of minor changes (such as lowering the entrance age) to ensure that the Plan is Stakeholder Exempt and no further action was needed to comply.

Back to Contents

29      Related Party disclosures

In relation to material transactions, the Group has not identified any parties who are able to negotiate more favorable terms than would have been available to any other independent party on an arms length basis.

Year ended June 30, 2003
(a) During the year the Group paid £3.3 million to its associated companies as royalties and for development of games for the Group.
(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the year ended June 30, 2003 the Group sold games to Proein SL for a total of £1.6 million after provisions. These games were all sold on an arm’s length basis. In addition in the same period the Group paid £3.1million to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group.
At June 30, 2003 the Group was owed £238,000 by Proein SL (via a third party distributor) and was owed by Pyro Studios SL £283,000.
(c) In June 2001 Eidos took its stake in Ion Storm to 89%. In the year ended June 30, 2003 the Group paid £5.4 million to Ion Storm for the development of games for the Group. At June 30, 2003 Ion Storm owed Eidos £3,831,000.
(d) During the year, Eidos wrote off a £4,589 Royalty owed to one of its Directors, Ian Livingstone, for royalties owed in connection with a game to which he owned the rights, Deathtrap Dungeon. In addition, rights have been granted to a Korean company to develop a game based on his other works, for which the Korean company will pay Ian Livingstone a royalty. Eidos is helping to produce this game and will have European and US publishing rights to it, however, there is no royalty agreement in connection with this game between Eidos and Ian Livingstone.

Three months ended June 30, 2002
(a) During the Three months the Group paid £1.3 million to its associated companies as royalties and for development of games for the Group.
(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the Three months ended June 30, 2002 the Group sold games to Proein SL for a total of £179,000. These games were all sold on an arm’s length basis. In addition in the same period the Group paid £0.5 million to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group.
At June 30, 2002 the Group was owed £24,000 by Proein SL (via a third party distributor) and was owed by Pyro Studios SL £112,000.
(c) In June 2001 Eidos took its stake in Ion Storm to 89%. In the Three months ended June 30, 2002 the Group paid £1.4 million to Ion Storm for the development of games for the Group. At June 30, 2002 Ion Storm owed Eidos £4.6 million.

Year ended March 31, 2002
(a) During the year the Group paid £6.1 million to its associated companies as royalties and for development of games for the Group.
(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the year ended March 31, 2002 the Group sold games to Proein SL for a total of £1.1 million after provisions. These games were all sold on an arm’s length basis. In addition in the same period the Group paid £3.7 million to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group.
At March 31, 2002 the Group was owed £105,000 by Proein SL (via a third party distributor) and owed Pyro Studios SL £51,000.
(c) In June 2001 Eidos took its stake in Ion Storm to 89%. In the year ended March 31, 2002 the Group paid £9.6 million to Ion Storm for the development of games for the Group. At March 31, 2002 Ion Storm owed Eidos £4.0 million.

Back to Contents

Year ended March 31, 2001
(a) During the year the Group paid £7.1 million (2000: £6.1 million) to its associated companies as royalties and for development of games for the Group.
(b) In July 1999 the Group acquired a 75% stake in Proein SL. In the year ended March 31, 2001 the Group sold games to Proein SL for a total of £1.2 million (2000: £3.9 million) after provisions. These games were all sold on an arm’s length basis. In addition in the same period the Group paid £1.0 million (2000: £0.8 million) to Pyro Studios SL (in which the Group acquired a 25% stake) as royalties and for the development of games for the Group.
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

All inter-company transactions are required to be on an arm’s length basis.

30      Derivatives and other Financial Instruments

The Group is exposed to certain market risks arising from transactions in the normal course of business and financial instruments used to finance the Group’s operations. The main risks arising are foreign currency risk and interest rate risk. The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs.

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

Back to Contents

30      Derivatives and other Financial Instruments (continued)

Interest rate risk profile of financial assets and liabilities

The interest rate and currency profile of the Group’s financial assets and liabilities at June 30, 2003 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cash and liquid resources – floating rate	49,088	1,515	7,208	173	258	58,242
Net financial assets and liabilities (excluding short term debtors and creditors)	9	(7)	19	7	(11)	17

	49,097	1,508	7,227	180	247	58,259

The corresponding interest rate and currency profile of the Group’s financial assets and liabilities at June 30, 2002 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cash and liquid resources – floating rate	53,646	495	4,509	169	233	59,052
Net financial assets and liabilities (excluding short term debtors and creditors)	—	166	—	—	—	166

	53,646	661	4,509	169	233	59,218

The corresponding interest rate and currency profile of the Group’s financial assets and liabilities at March 31, 2002 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cash and liquid resources – floating rate	43,454	889	6,107	183	—	50,633
Floating rate debt	—	—	—	—	(66)	(66)

	43,454	889	6,107	183	(66)	50,567

Cash deposits and liquid resources comprise of cash deposits placed on money markets for periods of up to six months. Floating rate debt comprises of bank borrowings bearing interest at rates based on inter-bank interest rates (LIBOR, TIBOR).

Back to Contents

30      Derivatives and other Financial Instruments (continued)

Currency exposures

The Group’s objective in managing the currency exposures is to minimize gains and losses arising in its overseas subsidiaries. The Company provides working capital to its overseas subsidiaries in their functional currencies and hedges its exposure in accordance with Company policy.

The table below shows the Group’s currency exposures, i.e. those transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. These exposures were as follows:

	Net foreign currency monetary assets/(liabilities)

	U.S. dollar	Euros	Singapore dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000
Functional currency of group operation
Sterling	(1,588)	944	(106)	13	(737)
U.S. Dollar	—	97	—	12	109

at June 30, 2003	(1,588)	1,041	(106)	25	(628)

Sterling	(3,618)	5,208	25	253	1,868
U.S. Dollar	—	117	2	133	252
Euro	—	—	—	(1)	(1)
Yen	—	—	(2)	—	(2)

at June 30, 2002	(3,618)	5,325	25	385	2,117

Sterling	4,398	6,509	21	690	11,618
U.S. Dollar	—	120	2	53	175
Euro	—	—	—	(1)	(1)
Yen	(53)	—	(2)	—	(55)

at March 31, 2002	4,345	6,629	21	742	11,737

Back to Contents

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities at June 30, 2003 were as follows:

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
In one year or less	66	—	—

Borrowing facilities

The undrawn committed facilities of the Group at June 30, 2003, mature as follows:

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Within one year	15,729	15,821	15,505

Guarantees

The company has given a letter of guarantee to secure a committed borrowing facility of £0.5m for a subsidiary undertaking.

Fair values

Set out below is a comparison by category of book values and fair values of the Group’s financial assets and liabilities at June 30, 2003.

	March 31, 2002		June 30, 2002		June 30, 2003

	Book value	Fair value	Book value	Fair value	Book value	Fair value

	£’000	£’000	£’000	£’000	£’000	£’000
Primary financial instruments held or issued to finance the Group’s operations
Borrowing falling due within one year	(66)	(66)	—	—	—	—
Financial assets:
Investments	2,886	2,886	3,319	3,319	2,945	2,945
Cash	50,633	50,633	59,052	59,052	58,242	58,242

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

31      Post Balance Sheet Events

On 4 September 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company’s highly successful Championship Manager football management series. The last update of the game to be developed by Sports Interactive is planned for release in the first half of the current financial year for season 03/04. Thereafter, Eidos will develop the game internally at a new London based studio. Additionally, Eidos has agreed to surrender its 25% minority interest in Sports Interactive for a cash consideration of £488,000, realising a nil profit.

Back to Contents

32      Summary of Major Differences between Generally Accepted Accounting Principles in the United Kingdom and the United States

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from U.S. GAAP.

Application of U.S. GAAP as described below has the following effect on the Group’s consolidated net income/(loss) and shareholders’ equity:

	Year ended March 31, 2001		Year ended March 31, 2002		Three months ended June 30, 2002		Year ended June 30, 2003

	£’000		£’000		£’000		£’000
Net income/(loss) reported under U.K. GAAP	(97,329)		(14,171)		(16,542)		19,205
U.S. GAAP Adjustments:
Amortization of goodwill	(333)		(135)		—		735
Full consolidation of joint venture company	108		—		—		—
Revenue recognition	—		938		—		(1,703)
Deferred bank charges	1,250		(1,250)		—		—
Provisions against investments	—		(204)		—		—

Net income/(loss) in accordance with U.S. GAAP	(96,304)		(14,822)		(16,542)		18,237

Earnings/(loss) per share in accordance with U.S. GAAP
Basic	(83.6	)p	(11.2	)p	(11.8	)p	13.1	p
Diluted	(83.6	)p	(11.2	)p	(11.8	)p	13.0	p

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Shareholders’ equity reported under U.K. GAAP	73,384	56,589	75,777
U.S. GAAP Adjustments
Goodwill	20,746	13,632	—
Write off of in process research and development	(2,368)	(2,368)	—
Amortization of goodwill	(18,378)	(11,264)	—
Investment in associates – net assets	—	7,114	—
Less amortization	—	(7,114)	—
Amortization of goodwill	—	—	735
Exchange difference on goodwill	—	—	34
Treasury stock	—	—	(276)
Revenue recognition	—	—	(1,703)

Shareholders’ equity in accordance with U.S. GAAP	73,384	56,589	74,567

Back to Contents

(1) Purchase Accounting

All of the Group’s acquisitions have been accounted for using purchase accounting for both UK and U.S. GAAP. Under U.K. GAAP, in-process research and development costs are not identified as an acquired asset in the purchase price but rather are capitalized as goodwill and amortized over the expected useful life. U.S. GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as en expense at the time of acquisition. In accordance with U.S. GAAP, the Group has identified £24.2 million in the aggregate as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: £8.2 million, 1997: £13.8 million, and 1999: £2.4 million).

The Group has recorded £67.9 million as goodwill, the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired, on a cumulative basis for U.S. GAAP purposes in connection with various acquisitions (1996: £7.4 million, 1997: £11.1 million, 1998: £4.0 million, 1999: £2.4 million). For the years ended March 31, 2001 and 2002 and the 3 month period ended 30, goodwill is amortized over 3 years for U.K. and U.S. GAAP purposes as 3 years is the estimated useful life due to the rapid pace of change in the industry. As of July 1, 2002 goodwill is no longer amortized under U.S. GAAP.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Group adopted the provisions of SFAS No. 141 and SFAS No. 142, which are effective for fiscal year ended June 30, 2003. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

Under U.K. GAAP, purchased goodwill in respect of acquisitions before 1 January 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since 1 January 1998 is capitalized in accordance with the requirements of FRS 10 Goodwill and Intangible Assets. Positive goodwill is amortized to nil in equal installments over the estimated useful life. Upon subsequent disposal or closure of an acquired business, any goodwill previously taken directly to shareholders’ equity is reflected in the income or loss on disposal.

For acquisitions prior to 1 April 1998, the benefit of acquired tax losses, as they are recognized in periods subsequent to acquisition are credited to income under U.K. GAAP and credited to goodwill for U.S. GAAP. There is no difference in treatment for acquisitions subsequent to 1 April 1998.

Back to Contents

(2)      Consolidation and Accounting for Investments in Common Stock

Certain investments made by the Group are reported differently under U.K. GAAP and U.S. GAAP due to the respective definitions of a subsidiary, joint venture, associate and investment.

Under U.K. GAAP, definitions of subsidiary, joint venture, associate and investment are broadly based upon control, to a certain extent irrespective of the percentage of shares held. Under U.S. GAAP, the percentage of shares held is the primary basis on which an investment is categorized as a subsidiary, joint venture, associate and investment. Strong evidence must be present in order to not consolidate an entity with a greater than 50% shareholding or to equity account for an investment of greater than 20% shareholding.

During the year ended March 31, 2000, the Group acquired a 75% interest in Proein SL. Because of the nature of the contractual joint control arrangements, this investment is considered to be a joint venture in accordance with U.K. GAAP and is accounted for using the equity method of accounting. For U.S. GAAP purposes, Proein SL has been treated as a subsidiary and consolidated. While on a line-by-line basis, the statement of operations and balance sheets differs under UK and U.S. GAAP, in reconciling net income and shareholders’ equity from UK to U.S. GAAP, there is only one difference relating to the treatment of the provision for unsold inventory. The Group is one of Proein SL’s main suppliers. At each year-end, adjustments are made to eliminate the Group’s profit on inventory sold to Proein SL that remains unsold. Adjustments are made for both UK and U.S. GAAP, however the adjustment is 75% for U.K. GAAP and 100% for U.S. GAAP.

The Group, in a series of acquisitions, acquired a 26% interest in Top Cow Productions during the years ended 31 March 1999 and 2000. Under U.K. GAAP, this is considered an investment and not an associate that would be accounted for using the equity method because although the Group has a participating interest (defined as greater than 20%), it does not exercise significant influence over the operating and financial policies of Top Cow Productions. Under U.S. GAAP, an investment of over 20% of the voting stock of an investee leads to the presumption that an investor has the ability to exercise significant influence over the investee. In accordance with U.S. GAAP, the investment in Top Cow Productions is accounted for using the equity method.

(3)      Equity securities

Under U.K. GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under U.S. GAAP, these securities are marked to market with any unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity. In prior years, the Group had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom ASA). This investment was not marked to market at March 31, 1999 because the Board concluded that the price quoted on the Norwegian stock exchange was not representative of fair value. This was because of the stage of development of the company and the size of the holding in relation to normal trading volumes. Accordingly the investment was carried at cost for U.S. accounting purposes. During March 2000, the Group sold a large proportion of its shareholding (at a discount to then quoted market price). The remaining holding was being marked to market under U.S. GAAP until its disposal during the prior financial year.

(4)      Revenue recognition

Under U.K. GAAP, license income and advance royalties are recognized when contractually due and non-refundable. Under U.S. GAAP, SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the years ended June 30, 2003 and March 31, 2002, the Group received non-refundable advance royalties which met the criteria for revenue recognition under U.K. GAAP but not under U.S. GAAP. Accordingly, under U.S. GAAP these advance royalties are deferred and recognized in the year when the associated royalties are actually earned.

Back to Contents

(5)      Exceptional items

Under U.K. GAAP certain items deemed to be non-recurring in nature are identified as “exceptional items”. Under U.S. GAAP no such identifications exists although certain items may be described as “extraordinary” if they are both unusual in nature and occur infrequently. None of the items identified by Eidos as “exceptional” would meet the U.S. GAAP definition of “extraordinary”.

(6)      Deferred taxation

The tax effects of temporary differences that give rise to deferred taxes are:

	March 31, 2002	June 30, 2002	June 30, 2003

	£’000	£’000	£’000
Net operating loss carry forward	26,271	31,357	25,589
Capital loss on investment in Express.Com	8,520	8,520	—
Other	12,240	7,568	9,689

	47,031	47,445	35,278
Valuation allowance	(45,603)	(46,111)	(35,232)

Deferred tax asset	1,428	1,334	46
Unrealized appreciation of investments	—	—	—

Net deferred tax asset/(liability) (U.S. GAAP)	1,428	1,334	46

As at 30, June 2003, the Group had US federal operating loss carry forwards of £54.1million, all of which expire between 2012 and 2022. Additionally, the Group has local operating loss carry forwards of £21.6 million, of which £8.9 million have unlimited carry-forward and £12.7million expire between 2005 and 2012.

The deferred tax asset in relation to Express.com has been fully realized in the year to June 30, 2003.

As of June 30, 2003, the management of the company has evaluated the positive and negative evidence as required by U.S. GAAP, impacting the realisability of the deferred tax assets. Management believes that it is more likely than not that the net deferred tax asset will be realized.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of June 30, 2003 will be allocated as follows:

£’000

Income tax benefit that would be reported in the Consolidated Statement of Income	35,156
Goodwill and other non-current intangible assets	76

35,232

The net change in the valuation allowance for the year was a decrease of £10.9 million (3 months to June 30, 2002: decrease of £0.5m, year to March 31, 2002:decrease of £0.4 million, year to March 31, 2001: increase of £29.3 million). This relates largely to the realization of the unrecognized deferred tax asset in respect of Express.com (£8.5 million). Other differences relate to unrecognized losses brought forward and utilized in the period and US timing differences arising on interest and movements on provisions.

Under U.K. GAAP, deferred tax assets are classified under Debtors, or in some circumstances, net off deferred tax liabilities. Under U.S. GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carry forwards are classified according to the expected reversal date of the carry forward.

Back to Contents

(7)      Deferred Bank Charges

Under the terms of the agreement with the Royal Bank of Scotland, certain fees became payable on the variation of the Group’s banking facility which took place after the previous year end. Since these fees were both known and quantifiable at the year end, they were accrued in full in the year, under U.K. GAAP. Under U.S. GAAP however, any such fees relating to the early extinguishment of debt must be recognized in the period of extinguishment. Consequently, these fees were expensed during the year to March 31, 2002 under U.S. GAAP.

(8)      Provision against Investments

As discussed under (2) Consolidation and accounting for investments in common stock, the carrying value of the Groups’ investment in Top Cow was provided against in full.

(9)      Consolidated Statements of Cashflow

The consolidated statements of cashflow prepared in accordance with Financial Reporting Standard No. 1 (revised) present substantially the same information as that required under U.S.  GAAP. However, under U.S. GAAP the cashflows of one of the joint ventures in Spain (which is consolidated as a subsidiary under U.S. GAAP and equity accounted under U.K. GAAP) should be added. This has the effect of changing the cash outflow of £828,000 under U.K. GAAP to a cash inflow of £86,000 under U.S. GAAP. In addition, under U.S.  GAAP, there are certain differences from U.K. GAAP with regard to classification of items within the cashflow statement and with regard to the definition of cash and cash equivalents.

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

Under U.S. GAAP, capital expenditure and financial investment and acquisitions and disposals are included in investing activities.

Set out below, for illustrative purposes, is a summary consolidated statement of cashflow under U.S. GAAP.

	Year ended March 31, 2001	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003

	£’000	£’000	£’000	£’000
Cash flow from operating activities	(13,609)	(20,762)	8,878	1,979
Cash flow from investing activities	(873)	9,203	(758)	(635)
Cash flow from financing activities	19,390	52,723	93	(1,258)

Net increase/(decrease) in cash and cash equivalents	4,908	41,164	8,213	86

Back to Contents

(10)      Accounting for stock-based compensation

The Group has adopted only the disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, and will continue to recognize stock-based compensation expenses under APB Opinion No. 25. Accounting for Stock Issued to Employees. As required, pro-forma net income/(loss), earnings/(loss) per share and weighted-average grant-date fair value of options granted, based on SFAS 123’s fair value methodology are disclosed below. The fair values of options were determined assuming an expected average life of three years (three or four years for the Sharesave Schemes) and risk-free interests ranging from 4.3% to 5.1%. Furthermore, volatility of 61% (12 months to June 30, 2003: 61%, 3 Months to June 30, 2002: 75% 12 months to March 31, 2002: 75%, March 31, 2001: 75%) and dividend yield of nil were assumed.

	Year ended March 31, 2001		Year ended March 31, 2002		Three months ended June 30, 2002		Year ended June 30, 2003

In thousands, except per share data	£’000		£’000		£’000		£’000
Income/(loss) for the period under U.S. GAAP	(96,304)		(14,822)		(16,542)		18,237
Adjustment:
Stock-based compensation expense under SFAS 123	(1,688)		(1,675)		(420)		(1,649)

Pro forma income/(loss) for the period	(97,992)		(16,497)		(16,962)		16,588

Pro forma earnings/(loss) per share	(85.0	p)	(12.4	p)	(12.1	)p	11.9	p

Eidos stock option schemes

£
Weighted-average grant-date fair value of options granted:
Year ended March 31, 2001	£1.94
Year ended March 31, 2002	£1.33
Three months ended June 30, 2002	£1.33
Year ended June 30, 2003	£0.57

33      Companies Act 1985

The consolidated financial statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 (United Kingdom) for any of the periods presented. Statutory accounts for the year ended June 30, 2003, the 15 month period ended June 30, 2002 and the year ended March 31, 2001 have been filed with the United Kingdom’s Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

These consolidated financial statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statement of income and balance sheet items.

Back to Contents

ITEM 9 – THE OFFER AND LISTING

The Offer and Listing Details

The Ordinary Shares were included on the Unlisted Securities Market of the London Stock Exchange from December 1990 until October 1995 when they were included on the Official List of the London Stock Exchange under the symbol ‘‘EID.’’ On December 20, 1996, 3,000,000 Ordinary (10p) Shares were listed on the Nasdaq National Market in the form of American Depositary Shares evidenced by American Depositary Receipts under the symbol ‘‘EIDSY.’’ Bank of New York is the Depositary and transfer agent for the ADSs.

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

Ordinary Shares Pricing Information

High and Low Trading Prices in Past Five Fiscal Years	High	Low
Fiscal 1999	£3.66	£1.00
Fiscal 2000	£11.44	£3.12
Fiscal 2001	£4.94	£1.60
Fiscal 2002 (up to March 31, 2002	£2.88	£1.29
Three months ended June 30, 2002	£1.70	£1.16
Fiscal 2003	£1.65	£0.84

High and Low Trading Prices in Past Nine Fiscal Quarters

Quarter ended	High	Low
June 30, 2001	£2.88	£1.50
September 30, 2001	£2.82	£1.50
December 31, 2001	£2.64	£1.54
March 31, 2001	£1.90	£1.29
June 30, 2002	£1.70	£1.16
September 30, 2002	£1.41	£0.84
December 31, 2002	£1.60	£0.84
March 31, 2003	£1.35	£0.98
June 30, 2003	£1.65	£1.30

Monthly High and Low Trading Prices in Last Six Months	High	Low
April 2003	£1.44	£1.30
May 2003	£1.64	£1.36
June 2003	£1.65	£1.325
July 2003	£1.48	£1.11
August 2003	£1.36	£1.18
September 2003	£1.55	£1.24

On September 4, 2003, there were 139,961,523 Ordinary Shares held by 6,635 record holders.

Back to Contents

American Depositary Shares Pricing Information(1)

High and Low Trading Prices in Past Five Fiscal Years	High	Low
Fiscal 1999.	$6.49	$1.85
Fiscal 2000	$20.50	$5.60
Fiscal 2001	$8.31	$2.56
Fiscal 2002	$4.99	$1.67
Quarter ended June 30, 2002	$2.60	$1.81
Fiscal 2003	$3.09	$1.30

High and Low Trading Prices in Past Nine Fiscal Quarters
Quarter ended	High	Low
June 30, 2001	$4.99	$2.43
September 30, 2001	$4.05	$2.20
December 31, 2001	$3.80	$2.12
March 31, 2002	$2.80	$1.67
June 30, 2002	$2.60	$1.81
September 30, 2002	$2.20	$1.30
December 31, 2002	$2.55	$1.42
March 31, 2003	$2.18	$1.60
June 30, 2003	$3.09	$1.99

Monthly High and Low Trading Prices in Last Six Months	High	Low
March 2003	$2.18	$1.92
April 2003	$2.35	$1.99
May 2003	$3.09	$2.23
June 2003	$2.75	$2.10
July 2003	$2.32	$1.70
August 2003	$2.04	$1.85
September 2003	$2.50	$2.04

(1) Each American Depositary Share represents 1 Ordinary Share

On September 4, 2003, there were 65 holders of record of the Company’s American Depositary Shares (including 1 for DTC) and 3,309,813 American Depositary Shares were outstanding (equivalent to 3,309,813 Ordinary Shares or approximately 2.36% of the outstanding Ordinary Shares).

Markets

The Company’s Ordinary Shares trade on the London Stock Exchange and the Company’s American Depositary Shares trade on the Nasdaq National Market.

Back to Contents

ITEM 10 – ADDITIONAL INFORMATION

Memorandum and Articles of Association

A copy of these items was incorporated in the Company’s 2001 Annual Report on Form 20-F. The information relating to memorandum and articles of association included in such report are hereby incorporated by reference.

Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group (a) within the two years immediately preceding the date of this report and are or may be material, or (b) contain provisions under which a member of the Group has an obligation or entitlement which is material to the Group at the date of this report:

(a) Disposal of shareholding in Opticom

In March 2000, the Company announced a disposal of the majority of its shareholding in Opticom to T. J. Fussell, R. N. Keith and Credit Suisse First Boston (International) AG. The disposal was of 1,140,000 of the Company’s 1,476,052 shares in Opticom for a total consideration of NOK 1,254 million (approximately £94 million). The Group sold its remaining stake in the company in a series of open-market transactions during November and December 2001, for £11.0 million net of costs.

(b) Underwriting Agreement

In May 2001, the Company entered into an underwriting agreement with Dresdner Kleinwort Wasserstein under which Dresdner Kleinwort Wasserstein agreed to procure subscribers for, or failing which itself to subscribe for, New Ordinary Shares not taken up under the Company’s 2001 1 for 3 Rights Issue. In consideration of its services under the agreement, Dresdner Kleinwort Wasserstein was paid commissions and fees of £1.5 million. The Rights Issue was successfully completed during the 12 month period ended March, 31 2002 and both parties rights and obligations under the agreement have now expired.

(c) Sony contract

(d) Xbox contract

(e) purchase of Ion Storm

Taxation

The following is a summary of certain UK tax consequences generally applicable to the acquisition, ownership and disposition by a beneficial owner of ADSs representing Ordinary Shares and of Ordinary Shares not in ADS form that is resident in the United States and not resident in the United Kingdom (a ‘‘US Holder’’) for the purpose of the current double taxation convention between the United States and the United Kingdom (the ‘‘Convention’’). It should be noted that on July 24, 2001 representatives of the United Kingdom and United States signed a new Income Tax convention (the ‘‘New Treaty’’). As of the date hereof, the New Treaty has not yet been ratified by the United States Senate or the Government of the United Kingdom, and there can be no assurance that it will be ratified. Thus, the New Treaty does not currently have the force and effect of Law. However, if the New Treaty is ratified and enters into force, you will no longer be entitled to claim a special foreign tax credit in respect of dividends that is available under the terms of the Current Treaty, except for a limited period of time during which you may elect to apply the entirety of the Current Treaty in preference to the New Treaty. This summary is therefore based on current UK tax law as of the date of this report and is therefore subject to any changes to UK tax law. Because the following discussion is a general summary that does not purport to address all potential tax consequences for all types of investors, US Holders of ADSs or Ordinary Shares should consult their own tax advisers as to the particular tax consequences to them of acquisition, ownership and disposition of the ADSs or the Ordinary Shares. The following summary of certain UK tax considerations does not address the tax consequences to a US Holder (i) who is a resident (or in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or (ii) whose holding of Ordinary Shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such US Holder carries on business activities or, in the case of an individual, performs independent personal services, with a fixed base situated therein.

For the purposes of the Convention, US Holders of ADSs will be treated as the beneficial owners of the underlying Ordinary Shares represented by the ADSs and evidenced by the ADRs.

Accordingly, except as noted, the UK tax consequences discussed below apply equally to US Holders of ADSs and Ordinary Shares.

Back to Contents

Taxation of Dividends under UK Law and Refunds of Tax Credits

Under the provision of the Convention and current UK law, a US holder of Ordinary Shares of ADSs who is an individual or a corporate portfolio holder (which is broadly defined as a shareholder who holds less than 10% of the voting shares of the Company) is entitled to receive from the UK Inland Revenue a refund (the ‘‘Tax Treaty Payment’’) of an amount equal to the tax credit in respect of the dividend to which an individual resident in the UK would be entitled minus a withholding tax of 15% of the sum of the cash dividend plus the tax credit (limited to the tax credit). On the basis of an £80 dividend (which amount has been selected for illustrative purposes only), the tax credit related to the dividend would be equal to £8.89 (10% of the sum of the £80 dividend and the £8.89 tax credit). A US holder who is an individual or corporate portfolio holder would be entitled to receive a Tax Treaty Payment, calculated by reducing the £8.89 tax credit by withholding tax of 15% of the sum of the £80 dividend and the £8.89 tax credit. Accordingly, such US holder would not be entitled to receive any Tax Treaty payment. Thus, using the example set out above, an £80 dividend will result in the US holder receiving £80.

A US holder who is an individual or a corporate portfolio holder who receives the £80 dividend in the above example should be considered for US federal income tax purposes to receive a dividend of £88.89 (£80 dividend plus the £8.89 tax credit) and would include that amount in income. Such US holder also should be considered to have paid £8.89 of UK tax that, subject to the applicable limitations, would be creditable against such US holder’s US federal income tax liability.

The aggregate of the dividend paid to a US holder who is an individual or a corporate portfolio holder and the gross tax credit in respect of it will be treated as dividend income for US federal income tax purposes to the extent made from the Company’s current or accumulated earnings and profits, as determined under US federal income tax principles. The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the US holder, in the case of Ordinary Shares, or by the Depositary (or its Custodian), in the case of ADSs, regardless of whether converted into US dollars. Foreign currency exchange gain or loss, if any, realized in a subsequent sale or other disposition of pounds will be treated as ordinary income or loss to the US holder.

Dividends received on the Ordinary Shares of ADSs will generally not be eligible for the dividends received deduction allowed to US corporations under Section 245 of the US Internal Revenue Code. However, the withholding tax will be treated as foreign income tax eligible for credit or deduction against such US holder’s US federal income tax liability at such US holder’s option, subject to applicable limitations. US holders should consult their tax advisers as to the method of claiming such foreign tax credit or deduction and compliance with special tax return disclosure requirements that may apply to US holders who claim the benefit of the foreign tax credit on such US holder’s US federal income tax return.

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

Non-US holders can avoid the imposition of backup withholding tax by providing a duly completed US Internal Revenue Form W-8 BEN to their broker or paying agent. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s US federal income tax liability, provided that the required returns are filed with US Internal Revenue Service on a timely basis.

Back to Contents

UK Taxation of Capital Gains

Generally a US holder who is neither resident nor ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realized or accrued on the sale or other disposal of Ordinary Shares or ADSs unless, in the year of assessment in which the gain accrues to such holder, that US holder carries on a trade in the UK through a branch or agency and the Ordinary Shares or ADSs are or have been used by, held by, or acquired for use by or for the purpose of such trade, branch or agency. However, a UK non-resident and not ordinarily resident US holder who had been resident in the UK for at least part of four years and who held Ordinary Shares or ADSs during that period may, in certain circumstances, become liable to UK capital gains tax on his return to the UK following a disposal of such Ordinary Shares or ADSs. Any US holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

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

UK Estate and Gift Tax

UK Inheritance Tax (‘‘IHT’’) is a tax levied at death on the value of an individual’s estate at death plus the value of any gifts made within seven years of death. It may also apply to certain lifetime transfers or to property comprised in a trust or settlement. A US domiciliary need only be concerned about liability for IHT to the extent he is or is deemed to be also a UK domiciliary (or was a UK domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his UK assets. Generally, an individual who is domiciled in the United Kingdom is liable for IHT on his worldwide estate. An individual who is domiciled within the United States would only be subject to IHT on United Kingdom situated assets which would include shares in a UK company. Domicile in the UK can arise either as a matter of general law, because the individual regards the United Kingdom as his permanent home and intends to remain in the United Kingdom for the rest of his life, or it can arise through residence in the United Kingdom over a number of years. Once United Kingdom domicile has been acquired then an individual will be treated as continuing to be deemed domiciled in the United Kingdom for IHT purposes for three years after giving up that domicile.

Under the Convention between the United States and the United Kingdom relating to estate and gift taxes, ADSs or Ordinary Shares held by an individual who is domiciled for the purpose of the Convention in the United States and is not for the purposes of the Convention a national of the United Kingdom will not, provided any applicable US tax is paid, be subject to IHT on the individual’s death or on a gift of the ADSs or the Ordinary Shares during the individual’s lifetime unless the ADSs or the Ordinary Shares form part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a holder who performed independent personal services, pertain to a fixed base in the United Kingdom used for the performance of independent personal services. Where the ADSs or Ordinary Shares have been placed in trust by a settler who, at the time of settlement, was a US Holder, the ADSs or Ordinary Shares will generally not be subject to IHT unless the settler, at the time of settlement, was not domiciled in the United States and was a United Kingdom national. In the exceptional case where the ADSs or Ordinary Shares are subject both to IHT and to US Federal gift or estate tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.

Back to Contents

UK stamp duty and stamp duty reserve tax

Stamp duty is (subject to certain exceptions) generally payable at the rate of 1.5% on any instrument transferring Ordinary Shares to the Custodian of the Depositary. Where the transfer is not on sale, the 1.5% charge is applied to the value of such Ordinary Shares. Alternatively, where these is no instrument of transfer a similar 1.5% charge to stamp duty reserve tax (SDRT) may arise (see below). In accordance with the terms of the Deposit Agreement relating to the ordinary shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

No UK stamp duty will be payable on transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US thus will not give rise to UK stamp duty provided the instrument of transfer is not brought into the UK A transfer of an ADS in the UK may attract stamp duty at a rate of 0.5% of the consideration.

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

Documents on Display

The Company’s articles and memorandum of association are available for inspection during normal business hours upon prior written request at the Company’s registered office, which is located at

Wimbledon Bridge House
1, Hartfield Road
Wimbledon
London SW19 3RU
United Kingdom

Back to Contents

ITEM 11 – QUANTITATIVE AND QUALIATIVE DISCLOSURES ABOUT MARKET RISK

Exchange, Interest Rate Risk and Financial Instruments

The Group is exposed to certain market risks arising from transactions in the normal course of business and financial instruments used to finance the Group’s operations. The main risks arising are foreign currency risk and interest rate risk. The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies. The treasury function does not operate as a profit center. Treasury activities include the use of spot and forward foreign exchange instruments, currency options and currency swaps. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.

Movements in foreign exchange rates, particularly the U.S. dollar and the Euro, can affect the Group’s Sterling profit and loss account and balance sheet. The subsidiaries in Japan and Singapore do not impact materially on the results of the Group. Foreign currency cashflows are hedged in accordance with the Groups treasury policy using the instruments listed above.

During the year the Group’s interest rate exposure related to cash deposits and floating rate debt. Cash deposits are placed on the money markets for periods of up to six months. Floating rate debt related to bank borrowings bearing an interest at rates based on inter-bank interest rates.

Interest Rate Sensitivity

The interest rate and currency profile of the Group’s financial assets and liabilities at June 30, 2003 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cash and liquid resources – floating rate	49,088	1,515	7,208	173	258	58,242
Net financial assets and liabilities (excluding short term debtors and creditors)	9	(7)	19	7	(11)	17

	49,097	1,508	7,227	180	247	58,259

The corresponding interest rate and currency profile of the Group’s financial assets and liabilities at June 30, 2002 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cash and liquid resources – floating rate	53,646	495	4,509	169	233	59,052
Net financial assets and liabilities (excluding short term debtors and creditors)	—	166	—	—	—	166

	53,646	661	4,509	169	233	59,218

Back to Contents

The corresponding interest rate and currency profile of the Group’s financial assets and liabilities at March 31, 2002 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cash and liquid resources – floating rate	43,454	889	6,107	183	—	50,633
Floating rate debt	—	—	—	—	(66)	(66)

	43,454	889	6,107	183	(66)	50,567

Cash deposits and liquid resources comprise of cash deposits placed on money markets for periods of up to six months. Floating rate debt comprises of bank borrowings bearing interest at rates based on inter-bank interest rates (LIBOR, TIBOR).

Exchange Rate Sensitivity

Forward Exchange Contracts

The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on trading balances denominated in foreign currencies. Changes in the fair value of instruments used to hedge foreign currency monetary assets and liabilities are recognized in the hedged periods. There were no unrecognized gains or losses at the year end.

Back to Contents

PART II

ITEM 15 – CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this annual report on Form 20-F, the Company’s chief executive officer and chief financial officer have concluded that the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information that the Company is required to disclose in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Group’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Company’s chief executive officer and chief financial officer have concluded that these controls and procedures are effective at the “reasonable assurance” level. The Company believes that a control system, no matter how well designed or operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issuances and instances of fraud, if any, within a company have been detected.

Back to Contents

PART III

ITEM 18 – FINANCIAL STATEMENTS

These documents are contained within Item 8.

Back to Contents

ITEM 19 – EXHIBITS

Exhibit

1	(i)	Memorandum and Articles of Association
4(1)	(ii)	Licensed Publisher Agreement (Sony, U.S.)
4(2)	(ii)	Licensed Publisher Agreement (Sony, Europe)
4(3)	(ii)	Licensed Publisher Agreement (Xbox)
4(4)		Lease Agreement for Wimbledon Bridge House
4(5)		Lease Agreement for Willow Place
4(6)		Service Agreement for Michael Arnaouti
4(7)		Service Agreement for Stuart Cruickshank
4(8)		Service Agreement for Robert Dyer
4(9)		Service Agreement for Jonathan Kemp
4(10)		Service Agreement for Ian Livingstone
4(11)		Service Agreement for Michael McGarvey
4(12)		Service Agreement for David Rose
4(13)		Service Agreement for John Spinale
8	(iii)	List of subsidiaries
12(1)		Chief Executive Officer certification under Section 302 of the Sarbanes-Oxley Act of 2002
12(2)		Chief Financial Officer certification under Section 302 of the Sarbanes-Oxley Act of 2002
13		Certification under Section 906 of the Sarbanes-Oxley Act of 2002
14(1)		Press release dated April 29, 2003
14(2)		Press release dated May 1, 2003
14(3)		Press release dated May 14, 2003
14(4)		Press release dated June 27, 2003
14(5)		Press release dated July 15, 2003
14(6)		Press release dated July 18, 2003
14(7)		Press release dated July 30, 2003
14(8)	(iv)	Press release dated September 4, 2003
14(9)		Press release dated October 28, 2003

(i)		Incorporated by reference to the registrant’s annual report on Form 20-F for the year ended March 31, 2001.
(ii)		Portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
(iii)		See Item 3 of this annual report for a list of subsidiaries
(iv)		We have revised the treatment of the amortization of joint venture goodwill in the “Reconciliation to U.S. GAAP” in the Press Release dated September 4, 2003, which understated the U.S. GAAP profit by £471,000. Items 3 and 8 in the 20F have been revised to reflect this treatment.

Back to Contents

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
_______ Eidos plc__________ (Registrant)

(Signature)
Date: December 5, 2003	Stuart Cruickshank, Chief Financial Officer