Form 20-F
period 2004-06-30
EIDOS PLC
filed 2004-12-23
CIK 1002717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2004

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

Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London, SW19 3RU
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing	NASDAQ National Market
one Ordinary Share of the Company,
and the underlying Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.
N/a

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
N/a

As at June 30, 2004, there were outstanding 3,493,276 American Depositary Shares and 142,002,471 Ordinary Shares of the Company (including Ordinary Shares underlying the outstanding American Depositary Receipts)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                                No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17                               Item 18

Cautionary Statement with Respect to Forward Looking Statements

Certain statements made in this Annual Report on Form 20-F with respect to the plans, strategies and beliefs of Eidos plc (“the Company”) and its consolidated subsidiaries (collectively with the Company, “the Group”) and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continuous new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); and other factors identified under “Item 3 Key Information – Risk Factors” in this report.

The Company undertakes no obligation to update any forward-looking statements contained in this Annual Report on Form 20-F, whether as a result of new information, future events or otherwise. No information contained in this Annual Report constitutes or shall be deemed to constitute an invitation or otherwise to deal in Ordinary Shares or ADR’s of Eidos plc. The price of securities and income derived therefrom can go down as well as up.

Back to Contents

Note: Omitted items are inapplicable

Back to Contents

PART I

ITEM 3 – KEY INFORMATION

Introduction

The Company is one of Europe’s largest developers and publishers of entertainment software. The Group’s primary focus is on the development of its own content through its internal development resources, augmented by relationships with external development studios. The Group has a broad based publishing portfolio built around key franchises such as Tomb Raider, Championship Manager and Hitman, and original titles that it believes have franchise potential. Tomb Raider is one of the most successful video game franchises in the world owned by an independent publisher with total sales currently exceeding 31 million units.

Change of Year End

In 2002, the Group changed its year end from March 31 to June 30. Eidos filed an annual report on Form 20-F for the year ended March 31, 2002 and a transitional report on Form 20-F for the three months ended June 30, 2002.

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with ‘‘Item 5. Operating and Financial Review and Prospects’’ and the consolidated financial statements and other financial information included in Item 8. The Group prepares its financial statements in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differs in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). These differences have a material effect on net income and shareholders’ equity and are described in Note 32 of the notes to the consolidated financial statements of the Company included in Item 8 of this report.

The selected consolidated financial data presented below for the Company in accordance with U.K. GAAP for the years ended March 31, 2002, the three months ended June 30, 2002 and the years ended June 30, 2003 and 2004, and at June 30, 2003 and 2004 are derived from the audited consolidated financial statements included elsewhere in this report.

The selected consolidated financial data presented below for the Company in accordance with U.K. GAAP for the years ended March 31, 2000 and 2001 and at March 31, 2000, 2001 and 2002 are derived from audited financial statements of the Company not included in this report.

The selected consolidated financial data presented below for the Company in accordance with U.S. GAAP are derived from the Company’s audited financial statements.

Back to Contents

U.K. GAAP

Consolidated Statement of Operations Data:

In thousands, except per share data	Year ended		Year ended		Year ended		Three months		Year ended		Year ended
	March 31,		March 31,		March 31,		ended June 30,		June 30,		June 30,
	2000		2001		2002		2002		2003		2004

	£’000		£’000		£’000		£’000		£’000		£’000
Turnover	194,801		147,254		120,280		8,657		151,534		133,917
Cost of sales	87,908		81,722		48,680		5,144		62,099		(49,877)

Gross profit	106,893		65,532		71,600		3,513		89,435		84,040
Operating expenses:
Selling and marketing	45,307		41,530		20,554		5,308		25,747		26,703
Research and development	46,270		42,541		39,386		9,179		32,579		39,190
Administrative	39,204		34,434		27,198		4,651		20,437		23,775

Income/(loss) from operations	(23,888)		(52,973)		(15,538)		(15,625)		10,672		(5,628)
Income from joint ventures	532		876		1,446		394		2,950		2,068
Joint venture goodwill	(3,475)		(5,192)		(5,192)		(1,415)		(471)		—
Income/(loss) from sale of investments	80,236		(36,308)		4,377		—		1,400		—
Income from investments	—		136		152		—		—		—
Interest income/(expense), net	(4,130)		(2,897)		584		160		2,803		1,609

Profit/(Loss) before income taxes	49,275		(96,358)		(14,171)		(16,486)		17,354		(1,951)
(Provision)/tax credit for income taxes	(24,072)		(971)		—		(56)		1,851		(962)

Net profit/(loss)	25,203		(97,329)		(14,171)		(16,542)		19,205		(2.913)

Basic earnings/(loss) per share	23.3	p	(84.5	p)	(10.7	p)	(11.8	p)	13.8	p	(2.1	p)
Diluted earnings/(loss) per share	21.4	p	(84.5	p)	(10.7	p)	(11.8	p)	13.7	p	(2.1	p)

Weighted average number of shares used to compute basic net earnings/(loss) per share (’000)	108,084		115,224		132,514		139,744		139,637		140,313

Consolidated Balance Sheet Data:

In thousands	March 31, 2000	March 31, 2001	March 31, 2002	June 30, 2002	June 30, 2003 Restated(2)	June 30, 2004

	£’000	£’000	£’000	£’000	£’000	£000
Working capital(1)	54,424	9,540	65,639	49,738	67,932	40,248
Goodwill	28,305	13,837	2,552	1,021	252	25,258
Total assets	268,648	86,254	98,880	82,476	107,815	92,653
Long-term liabilities	2,253	2,318	2,999	2,701	33	3,942
Shareholders’ equity	126,419	30,617	73,384	56,589	75,578	71,936

1)     Working Capital includes stock, debtors and cash at bank less creditors falling due in less than one year.
2)     Shareholders’ funds as at June 30, 2003 have been restated for the effects of UITF 38 (see note 2, Item 8).

Back to Contents

U.S. GAAP

Consolidated Statement of Operations Data:

	Year ended		Year ended		Year ended		Three months		Year ended		Year ended
	March 31,		March 31,		March 31,		ended June 30,		June 30,		June 30,
In thousands, except per share data	2000		2001		2002		2002		2003		2004

	£'000		£’000		£’000		£’000		£’000		£’000

Turnover	201,677		156,871		134,273		12,433		171,552		156,654
Cost of sales	93,310		88,185		57,591		7,744		76,826		65,530

Gross profit	108,367		68,686		76,682		4,689		94,726		91,124
Operating expenses:
Selling and marketing	46,291		42,750		22,161		5,822		28,306		29,159
Research and development	46,270		42,541		39,386		9,179		32,579		39,190
General and administrative	44,285		40,617		33,331		6,286		21,086		23,223

Income/(loss) from operations	(28,479)		(57,222)		(18,196)		(16,598)		12,755		(448)
Income/(loss) from sale of investments or termination of operations	82,242		(36,308)		4,173		—		1,400		488
Income from investments	—		136		148		63		308		224
Interest income/(expense), net	(4,142)		(1,658)		(479)		170		2,830		1,646

Income/(loss) before income taxes and minority interests	49,621		(95,052)		(14,354)		(16,365)		17,293		1,910
Provision for income taxes	(26,142)		(1,033)		(149)		(106)		1,513		(1,180)
Minority interests	(87)		(219)		(319)		(71)		(569)		(434)

Net income/(loss)	23,392		(96,304)		(14,822)		(16,542)		18,237		296
Goodwill amortization	13,448		16,107		12,098		1,486		—		—

Net income/(loss) before goodwill amortization*	36,840		(80,197)		(2,724)		(15,056)		18,237		296
Earnings/(loss) per share	21.7	p	(83.6	)p	(11.2	)p	(11.8	)p	13.1	p	0.2	p
Earnings/(loss) per share before goodwill amortization*	34.1	p	(69.6	)p	(2.1	)p	(10.8	)p	13.1	p	0.2	p
Diluted earnings/(loss) per share	19.9	p	(83.6	)p	(11.2	)p	(11.8	)p	13.0	p	0.2	p
Diluted earnings/(loss) per share before goodwill amortization*	31.0	p	(69.6	)p	(2.1	)p	(10.8	)p	13.0	p	0.2	p

Weighted average number of shares used to compute net earnings/(loss) per share (’000)	108,084		115,224		132,514		139,744		139,637		140,313

*   This information has been provided to comply with the transitional disclosure requirements of FASB Statement No. 142, Goodwill and Other Intangible Assets.

Consolidated Balance Sheet Data:

	March 31,	March 31,	March 31,	June 30,	June 30,	June 30,
	2000	2001	2002	2002	2003	2004

	£’000	£’000	£’000	£’000	£’000	£’000
Working capital(1)	39,122	9,249	69,529	52,694	69,869	42,871
Goodwill	28,773	13,972	2,552	1,025	1,021	26,076
Total assets	312,655	103,914	102,967	86,358	112,860	96,905
Long-term liabilities	2,253	3,014	3,490	3,212	622	871
Shareholders’ equity	154,489	41,198	73,384	56,589	74,644	73,738

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

Fiscal Year Ended	Average (1)

Fiscal year ended March 31, 2000	$1.61
Fiscal year ended March 31, 2001	$1.47
Fiscal year ended March 31, 2002	$1.43
Three months to June 30, 2002	$1.48
Fiscal year ended June 30, 2003	$1.59
Fiscal year ended June 30, 2004	$1.74

1)      Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

Monthly average exchange rates for the previous six months	High	Low

April 2004	$1.86	$1.77
May 2004	$1.84	$1.76
June 2004	$1.84	$1.81
July 2004	$1.87	$1.82
August 2004	$1.84	$1.79
September 2004	$1.81	$1.77

On September 15, 2004 the Noon Buying Rate was $1.77 for each £1.00.

Risk Factors

In addition to the other information contained in this report, the following risk factors should be considered carefully in evaluating the Group and its business.

Your particular attention is also drawn to the ‘‘Cautionary Statement with Respect to Forward-Looking Statements’’ on the cover page of this report.

Changing product platforms and formats may lead to consumer uncertainty and reduced demand.

The entertainment software market has evolved rapidly in recent years, primarily as a result of significant ongoing technological development. This is particularly true of the market for proprietary video game hardware and software, which has historically operated on a four to six year cycle, and which has undergone a major transition with the introduction of next generation consoles such as the Sony PlayStation 3 and Microsoft Xbox 2. The introduction of new technologies and new hardware platforms can create instability in the market for entertainment software as a result of consumer uncertainty and fluctuations in demand for software for both old and new hardware systems. This in turn may lead to a deterioration in competitiveness and consequential losses.

Back to Contents

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

All of the current range of consoles have now been launched in all of the major commercial markets in which the Group operates. Many commentators continue to forecast a period of significant growth for the industry as these new hardware platforms achieve mass market penetration. There remains however some uncertainty as to what degree these platforms will achieve the forecast levels of sales penetration either collectively or individually. In addition to the above, the next generation of consoles is expected to be launched over the next two years. The Group has invested considerable sums in developing games for these new platforms and the financial performance of the Group may be adversely affected if these platforms do not achieve the degrees of market acceptance that the Group has forecast.

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

The Group’s success depends on the timely introduction of new products to replace declining revenues from older products. The bulk of revenues generated from entertainment software products are generally realized in the first few months following release. Consequently because of the boost to revenues typically associated with the initial shipments of a new product, delaying a product introduction beyond the end of a financial reporting period may have a materially adverse effect on the operating results for that period.

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

Financial forecasting is difficult.

There is a degree of inherent uncertainty in certain key factors in the forecasting process. These include but are not limited to, the degree to which consumers will continue their interest in both new hardware platforms and the Group’s own new software releases, the timing of new software releases and the general economic conditions in the major markets in which the Group operates. As a consequence, financial forecasting is difficult and there is a risk that the Group may fail to meet its financial forecasts for any given reporting period. There is also a risk that the Group may fail to accurately estimate its working capital requirements.

The Group’s business is highly seasonal.

The market for entertainment software is highly seasonal. As a consequence, any slippage in new product release dates may mean that titles fail to reach their revenue and profitability forecasts and that the Group’s reported results as a whole, may be adversely affected. The Group reports its results at the half year and year-end. Failure to meet new product release dates may also mean that the Group falls short of analysts’ expectations for these reporting periods.

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

The entertainment software market is highly competitive and is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Accordingly, the Group is always at risk from competitors achieving product selection, price, shelf access, marketing support, distribution or other selling advantages. There is a possibility that market forces, over which the Group has little or no control, may result in an unanticipated fall in the retail price of entertainment software. This could have a materially adverse effect on the Group’s projected profit margins.

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

The Group has adopted a cautious approach to on-line gaming. It does not currently derive any material revenue streams from on-line gaming and it has taken a selective approach to investing in the development of the software and infrastructure required to support on-line gaming. Although the Group believes that the market for online gaming is not sufficiently mature or predictable to warrant significant levels of investment, a number of the Financial Year 2005’s releases will include an online component. It is not clear what effect any increase in the demand for on-line gaming will have on the demand for the conventionally packaged software that the Group currently sells through its existing retail channels.

The Group is dependent upon the protection of its intellectual property and proprietary rights, and could become subject to costly and time-consuming intellectual property litigation.

The Group relies primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third party non-disclosure and non-competition agreements and other methods to protect its proprietary rights. Although the Group is not currently the subject of any intellectual property litigation, which would have a material effect on the Group, there has been substantial litigation regarding copyright, trademark and other intellectual property rights involving computer software companies.

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

Back to Contents

ITEM 4 – INFORMATION ON THE GROUP

History and development of the Group

The legal and commercial name of the Company, which was incorporated on May 14, 1990 under the laws of England and Wales, is Eidos plc. The Company’s Ordinary Shares are traded on the London Stock Exchange and in the form of American Depositary Shares (each representing one Ordinary Share) are traded on the NASDAQ National Market.

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

In July 2001 the Group successfully completed a 1 for 3 Rights Issue raising £51.6 million, net of costs, to finance the development of its next generation of video games consoles.

In March 2004, the Group entered into an agreement to acquire the entire share capital of IO Interactive for an initial consideration of £23.0 million, which was satisfied by £21.0 million in cash and £2 million in Eidos shares. Contingent consideration of up to £5.0 million in cash is payable dependent upon the number of new game units released in excess of 2.1 million units per annum over the four year period following completion.

The Group’s future success is dependent upon its ability to develop and publish new entertainment software titles that are capable of achieving widespread market acceptance and driving sustainable growth in revenues and operating profits. The Group currently derives a significant proportion of its revenues from the market for videogames. This market went through a period of transition as consumers waited for the next generation of videogame consoles to be released into the market. In common with many other publishers of entertainment software the Group has experienced fluctuating and un-predictable levels of demand for its titles during this period, which contributed significantly to its poor operating results during the years ended March 31, 2000 and 2001, and the 15 months ended June 30, 2002.

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

Pyro Studios SL

During the year ended June 30, 2003, the Group increased its joint venture interest in Pyro Studios SL from 25.1% to 26.7% at a cost of £19,000. No additional goodwill was generated.

Sports Interactive Limited

On September 4, 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company’s highly successful Championship Manager football management series. Eidos agreed to sell its 25% interest in Sports Interactive for a cash consideration of £488,000, generating no profit/loss following the transfer of attributable goodwill from reserves.

IO Interactive A/S

On March 3, 2004, the Company entered into an agreement to acquire the entire issued and outstanding share capital of IO Interactive A/S, a Danish studio responsible, together with the Company, for the development of the highly successful Hitman franchise. The acquisition of a 90% controlling interest was declared unconditional on April 1, 2004 and following the compulsory acquisition of the remaining interest, the Company completed the acquisition on May 4, 2004. The total consideration of £23.0 million was satisfied as to £21.0 million in cash and the issue of 1,511,509 new Eidos Ordinary Shares. A further deferred cash payment (not to exceed £5.0 million) is payable over the four year period ending March 31, 2008, dependent upon the number of new game units released by the studio in excess of £2.1 million units per annum.

Back to Contents

Business Overview

The Group is one of Europe’s largest independent developers and publishers of entertainment software. The Group’s publishing activities date from 1995 when it acquired the Domark Group Ltd with the Championship Manager franchise. The following year it acquired CentreGold Group plc, which included Core Design Limited, the original developer of the Tomb Raider franchise.

Tomb Raider is one of the most successful entertainment software franchises in the world owned by an independent publisher. With six iterations to date, total unit sales currently exceed 31 million. In addition to Tomb Raider, the Group has developed a broadly based publishing portfolio, which includes a number of other key franchise titles such as Championship Manager, Deus Ex and Hitman.

The Group’s market share amongst all independent publishers in the calendar year 2003, based on independent data supplied by ChartTrack in the U.K., GfK in France, Media Control in Germany and TRST in the U.S., was 4% in the U.K., 3% in Germany, 3% in France and 2% in the U.S.

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

The Directors have promoted a ‘‘developer friendly’’ culture within the business and currently the Group has over 400 development staff working within 13 teams in 5 studios, which are wholly-owned or partly-owned. This resource is augmented by an external development programme. Of total sales of £133.9 million in the year ended June 30, 2004, 67% was derived from internally-generated product.

The Group has focused on becoming a pure development and publishing house. Unlike a number of other independent entertainment software publishers, the Group does not seek to own its channel to market since the Directors consider this to be a low margin activity. The Group maintains close contact with the retail channel. In Europe the Group has direct relationships with over 500 retailers operating approximately 17,000 outlets in three countries and in the U.S. with 50 retailers and distributors with approximately 10,600 outlets. Distribution to the retail channel is primarily undertaken through fulfilment houses.

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

The Group publishes products subject to master license agreements with console manufacturers, including Sony, Nintendo and Microsoft. Pursuant to these agreements the Group is permitted to use the proprietary information of the manufacturers in connection with the development of products for their platforms. The Company considers that the platform license agreements entered into with Sony U.S., Sony Europe and Microsoft are material to the results of the business as revenue from games released on these platforms represented 69% of total revenue in the year ended June 30, 2004.

Back to Contents

Organizational structure

The Company is the holding company of the Group. The Company has the following principal subsidiaries and joint ventures:

% Share
Name	Date of incorporation	capital held		Nature of Business	Registered Office

Principal Subsidiaries of the Company

Incorporated and operate in England and Wales
Eidos Interactive Limited	03/24/84	100		Developer and	Wimbledon Bridge House,
				publisher of	1 Hartfield Road,
				entertainment	Wimbledon,
				software	London SW19 3RU,
United Kingdom

Core Design Limited	05/13/88	100	(1)	Developer of	2 Roundhouse Road,
				entertainment	Pride Park,
				software	Derby DE24 8JE,
United Kingdom

Incorporated and operate in the United States
Eidos, Inc.	08/15/92	100	(1)	Publisher of	651 Brannan Street,
				entertainment	4th Floor,
				software	San Francisco,
California 94107,
United States of America

Crystal Dynamics, Inc.	07/08/92	100	(1)	Developer of	2468 Embarcadero Way,
				entertainment	Palo Alto,
				software	California 94025-3691,
United States of America

Ion Storm LLP	12/03/96	89	(1)(2)	Developer of	CT Corporation System,
				entertainment	350 North St Paul Street,
				software	Dallas,
Texas, TX 75021
United States of America.

Incorporated and operates in France
Eidos France SARL	12/10/85	100	(1)	Publisher of	8th Floor,
				entertainment	6 Boulevard du General
				software	Leclerc,
92115 Clichy,
France

Back to Contents

Incorporated and operates in Germany
Eidos (Deutschland) GmbH	02/08/96	100	(1)	Publisher of	Grosse Elbstrasse 145d,
				entertainment	22767, Hamburg,
				software	Germany

Incorporated and operates in Japan
Eidos KK	07/30/98	100		Publisher of	Etsuzan LK Building 4F,
				entertainment	1-10-4, Hiroo, Shibuya-Ku,
				software	Tokyo 150-0012,
					Japan

Incorporated and operates in Australia
Eidos Interactive Pty Limited	06/13/03	100		Publisher of	Level 11, 90 Alexander
				entertainment	Street Crows Nest 2065
				software	Australia

Incorporated and operates in Denmark
IO Interactive A/S	11/01/90	100	(1)	Developer of	Kalvebod Brygge 35-37
				entertainment	1560 Copenhagen V
				software	Denmark

Joint Ventures

Incorporated and operate in Spain
Proein SL	08/12/76	75	(1)	Publisher of	Euromor Building,
				entertainment	Avenida de Burgos 16-D,
				software	Madrid,
					Spain

Pyro Studios SL	03/11/97	27	(1)	Developer of	Euromor Building,
				entertainment	Avenida de Burgos 16-D,
				software	Madrid,
					Spain

With the exception of the companies marked(1), the share capital of the above companies is held directly by the Company. In the case of Ion Storm(2), the holding is in the form of partnership units rather than Ordinary Shares. The share capital of the companies marked(1) is held by one of the wholly-owned subsidiaries of the Company.

Back to Contents

Property, plant and equipment

The Group maintains an aggregate of approximately 230,976 square feet of office and commercial studio space in London and Derby, England, in Hamburg, Germany, in Paris, France, in Copenhagen, Denmark, in San Francisco and Palo Alto, California, and Austin, Texas, U.S., in Tokyo, Japan, in Madrid, Spain and in Sydney, Australia.

Details of the principal establishments of the Group are as follows:

Property	Tenure	Description	Approximate Area Occupied (square feet)

Eidos plc 2nd floor Wimbledon Bridge House Hartfield Road London SW19 3RU	Leasehold 10 years from November 22, 1996	Office	19,000
Eidos Interactive Limited 2nd floor Wimbledon Bridge House Hartfield Road London SW19 3RU	Leasehold from December 25, 2002 to September 26, 2014	Office	4,000
Eidos Interactive Limited (Beautiful Game Studio) United House North Road London N7 9DP	Licence (licence period of one year from May 1, 2003 with two months’ notice required from either party thereafter)	Office	1,436
Core Design Limited 2 Roundhouse Road Pride Park Derby DE24 8JE	Leasehold 15 years from October 15, 1999	Office	12,320
Eidos Inc. 651 Brannan Street 4th Floor, San Francisco, California 94107 United States of America	Leasehold 5 years from May 12, 2002	Office	15,000
Crystal Dynamics, Inc. 64 Willow Place Menlo Park, California 94025-3691 United States of America	Leasehold from January 1, 1999 to March 31, 2007	Office	26,788
Eidos France SARL 8th Floor 6 Boulevard du General Leclerc Clichy France	Leasehold from July 1, 1999 to June 30, 2008	Office	8,547
Eidos (Deutschland) GmbH 145d Grosse Elbstrasse 22767 Hamburg Germany	Leasehold from October 15, 2002 to September 30, 2005	Office	11,970

Back to Contents

Eidos KK Etsuzan LK Building 4F 1-10-4, Hiroo	Leasehold 2 years from June 25, 2004	Office	2,337
Shibuya-Ku Tokyo 150-0012 Japan
Eidos Interactive Pty Limited Level 11, 90 Alexander Street Crows Nest 2065 Australia	Leasehold 2 years from December 15, 2003	Office	1,614
IO Interactive A/S Farvergade 6-8 4th and 5th floors 1463 Copenhagen K Denmark	Leasehold 5.5 years from November 1, 2003	Office	10,807
Farvergade 2-4 3rd to 5th floors 1463 Copenhagen K Denmark	Leasehold 5 years from April 1, 2000.	Office	13,982
Kalvebod Brygge 35-37 1560 Copenhagen V Denmark	Leasehold 5.5 years from November 1, 2003	Office	59,547
Ion Storm L.P. 8303 Mopac, Austin, Texas United States of America	Leasehold October 30, 2000 to December 31, 2004.	Office	19,915
Pyro Studios SL 1st Floor Hermanos Garcia Noblejas 37-C 28037 Madrid Spain	Leasehold 5 years from July 9, 2003	Office	9,020
Proein SL 2nd Floor Hermanos Garcia Noblejas 37-C 28037 Madrid Spain	Leasehold 5 years from July 9, 2003	Office	9,020
Proein SL Poligono Casablanca-2, Doctor Severo Ochoa, 37-Alcobendas, Madrid Spain	Owned	Warehouse	5,673

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

Overview

The Group’s future success is dependent upon it developing and publishing additional entertainment software titles and such titles achieving significant market acceptance. The Group maintains its accounting records and reports its results in Pounds Sterling in accordance with U.K. GAAP. There are material differences between U.K. GAAP and U.S. GAAP (these are discussed in Note 32 of the Consolidated Financial Statements in Item 8).

The Group has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) market acceptance of the Group’s products; (iii) delays in product completion; (iv) higher than expected product returns; (v) projected and actual changes in platforms; (vi) changes in pricing policies by the Group and its competitors; (vii) costs associated with development projects; (viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; and (ix) the size and rate of growth of the consumer software market. In response to competitive pressures, the Group may take certain pricing or marketing actions that could materially adversely affect the Group’s business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly, the Group operates with little backlog. The Group’s expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet the Group’s sales expectations. Furthermore, the entertainment software business is highly seasonal. Net revenues vary significantly as a result of new product introductions and other factors. Consequently results of operations can be expected to fluctuate significantly from period to period. See ‘‘Item 3 – Risk Factors – The Group’s business is highly seasonal’’.

The Group has historically recorded a significant proportion of its costs in Pounds Sterling. The Group’s sterling/non-sterling trading profile has not changed significantly from 2003. In the year ended June 30, 2004, 41% of the Group’s total costs (including goodwill amortization) were in sterling (year ended June 30, 2003: 46%) and 59% in currencies other than sterling. As in previous years, a high proportion of turnover, 67% in the year ended June 30, 2004 (year ended June 30, 2003: 66%), was denominated in non-sterling currencies, primarily U.S. Dollars and Euros. The Group reports its results in sterling. As a result, changes in the value of the pound sterling in relation to other currencies will affect the Group’s turnover and operating margins. The impact of future exchange rate fluctuations between the pound sterling and other currencies on the Group’s turnover and operating margins cannot be accurately predicted. Over the past several years, the Group has taken steps to reduce its exposure to currency fluctuation through foreign exchange management. This is aimed at protecting margins and fixing future pound sterling cash flows. In particular, the Group has adopted a policy of hedging against the devaluation of a portion of its short-term foreign currency cash flows using forward contracts and currency swaps issued by the Company’s bankers.

At June 30, 2004, unhedged currency net liabilities totalled £24.7 million (June 30, 2003: £21.3 million) (predominantly U.S. Dollars and Euros), and there were £1.2 million open derivative positions as at this date (June 30, 2003: £nil).

Exceptional Items

Under U.K. GAAP, exceptional items are those material items which derive from events or transactions within the ordinary activities of the entity. There is no concept of “exceptional items” under U.S. GAAP. Under U.S. GAAP, events and transactions that are distinguished by both their unusual nature and their infrequency of occurrence are classified as “extraordinary items”. The exceptional items discussed below do not meet the definition of ‘‘Extraordinary items’’ under U.S. GAAP and therefore would not be separately identified in the U.S. GAAP consolidated financial statements as extraordinary or unusual.

Back to Contents

Year ended June 30, 2004

There were no exceptional items in the year ended June 30, 2004.

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

Back to Contents

Results of Operations (U.K. GAAP)

The following table sets forth the actual selected statements of operations data of the Group as a percentage of turnover for the periods presented:

Consolidated Statements of Operations Data:

	Year ended	Three months	Year ended	Year ended	Year
	March 31,	ended	June 30,	June 30,	ended
		June 30,	(unaudited)		June 30,

As a percentage of turnover	2002	2002	2002	2003	2004

Turnover	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	40.5	59.4	41.7	41.0	37.2

Gross profit	59.5	40.6	58.3	59.0	62.8
Operating expenses:
Selling and marketing	17.1	61.3	18.9	17.0	19.9
Research and development	32.7	106.1	33.4	21.5	29.3
Goodwill amortization	5.7	0.8	3.6	0.1	1.2
Other administrative	16.9	52.9	17.1	13.3	16.6

Income/(loss) from operations	(12.9)	(180.5)	(14.7)	7.1	(4.2)
Income from joint ventures	1.2	4.6	1.5	1.9	1.5
Joint Venture goodwill amortization	(4.3)	(16.3)	(4.6)	(0.3)	—
Income/(loss) from sale of investments or termination of operations and write down of investments	3.6	—	—	—	—
Income from investments	0.1	—	0.2	0.9	—
Interest income (expense), net	0.5	1.8	0.7	1.9	1.2
(Provision)/credit for income taxes	0.0	(0.6)	0.0	1.2	(0.7)

Net income/(loss)	(11.8%)	(191.0%)	(13.1%)	12.7%	(2.2%)

Operating Review and Prospects (U.K. GAAP)

Overview

While the results reported for the full year are disappointing, the Company continues to make good progress with its new development methodology and its increased focus of leveraging owned intellectual property. Recognising that a number of game releases did not live up to management’s sales targets (specifically Hitman: Contracts, Commandos 3, Legacy of Kain: Defiance and Whiplash), the Company’s financial performance this year was materially impacted by two key events, both of which occurred in the second half. Firstly, the unexpected softness in the games market, particularly in the US, which started back in May (as illustrated by the 17% year-on-year fall in US games software sales for that month(1). Consequently, the previously anticipated c 700,000 units of re-orders for our biggest title release of the year, Hitman: Contracts, did not materialise. This was despite the game both heading the charts and then maintaining a strong chart position in both Europe and the US from its launch in April. Secondly, in view of the prevailing weakness in the games market, the Board decided in June to defer the launch of the ready-to-release ShellShock: Nam ’67 game until September 2004 to give this new franchise a better opportunity to deliver on its true potential. As a consequence, its operating profit contribution moved out of the 2004 financial year and into the 2005 financial year.

1  Source: US NPD Data, May 2004

Back to Contents

Review of Operations

In the year to June 30, 2004, the Group achieved a turnover of £133.9 million (2003: £151.5 million) and recorded a loss after tax of £2.9 million compared to a profit of £19.2 million in the year to June 30, 2003. While the total number of units shipped in both 2003 and 2004 were the same at 12.5 million units, gross margins improved in the year to 62.8% (2003: 59.0%). During the year, and for the first time, the Company had all of its 14 titles (22 sku’s) available for release on schedule. Of these titles, Backyard Wrestling: Don’t Try This At Home; Deus Ex: Invisible War; Championship Manager: Season 03/04 and Legacy of Kain: Defiance, each sold between 500,000 and one million units. In addition, Hitman: Contracts, while performing below management’s expectations, has sold 1.7 million units to date. The period also included a further one million unit sales of Tomb Raider: The Angel of Darkness together with back catalogue sales which represented 15.7% of turnover (2003: 11.0%). The Company continued to make operational improvements throughout the year: the European Development and Publishing divisions were restructured and the Company’s global marketing initiative was refocused on brand management and direction. Investment in R&D increased by 20% to £39.2 million in the year and is expected to continue to increase, reflecting the Company’s commitment to invest in developing top quality titles in future.

Intellectual Property (IP) Management

The Company has again made good progress in its objective of securing owned IP supported by stringent cost and development controls. This is reflected by the improved gross margin which rose to 62.8% (2003: 59.0%). In March 2004, the Company acquired IO Interactive A/S (‘IO’), the Danish studio which, together with Eidos, had been responsible for the development of the highly successful Hitman franchise. The Hitman franchise has now sold over 5.5 million units to date and significantly strengthens our European creative base and development expertise. IO is expected to contribute to the Group’s on-going development of unique IP with plans to release a new franchise title next year. IO’s technology is also playing a key role in the Group’s transition programme to next generation Xbox 2 and PS3 platforms, which is on track. We have brought the development of the Company’s best selling Championship Manager football management game in-house and the improved Championship Manager 5 will release on PC during the 2005 financial year. In Spring 2005, the game will also release on PlayStation 2 for the first time, as well as on Xbox. In addition, Championship Manager will go online through subscription during the second half of the 2005 financial year. We are confident that these advances and new applications will give the successful Championship Manager franchise a new fan base and enable the game to appeal to a wider audience. Our Crystal Dynamics Studio in the US is continuing the development of the next Tomb Raider game which will be unveiled this Autumn and is scheduled for release in the fourth quarter of the 2005 financial year. Following the internal transfer of the Tomb Raider franchise from Core Design to Crystal Dynamics, Core Design has been refocused and restructured. A number of the new concept ideas and pre-production works, for both platform and PlayStation Portable (PSP) application, are being developed in this studio. During the year, the Company continued to derive revenue and leverage value from its own intellectual property. This included a movie deal entered into for Fear Effect (similar to those previously entered into for Tomb Raider and Deus Ex) and a dialogue with various film studios in relation to other products is on-going.

New Media

On October 28, 2003, we announced the creation of a New Media Division, formed to help facilitate the extension of our intellectual property into new markets using a coordinated and strategic approach. The division has since undertaken a number of successful projects bringing our existing products to market through new distribution channels, particularly online, and introducing some of our key brands to new platforms such as mobile phone handsets, new handheld game devices and interactive digital TV. During the year, income from these new platforms has been generated following agreements with AT&T, Bell Canada, China Telecom, Metaboli, Nokia, Sky and Vodafone, among many others. The Company has advanced its owned IP into new applications through new franchise titles scheduled to release in the 2005 financial year, namely 25 To Life, Project: Snowblind and Just Cause, each of which are either wholly or partly online game products. Although the New Media Division is at an early stage of development, it continues to gain momentum and is already making a positive contribution to the Company's financial position.

Back to Contents

The Board

On July 15, 2003, the Company announced that Jeremy Heath-Smith, Development Director of Eidos plc and Managing Director of Core Design Limited, was stepping down from the Boards of both companies with immediate effect. On October 28, 2003, the Company announced that Simon Protheroe would step down from the Eidos plc Board following his appointment as head of the New Media Division and that Jonathan Kemp, European Managing Director, was being promoted to the Eidos plc Board on December 1, 2003.

Our People

In what turned out to be a challenging year, our employees have again exerted great efforts in striving to deliver upon the Company’s objectives. We would like to take this opportunity to recognise their achievements and thank them for their continued dedication and support.

Strategic Review

As we have previously indicated, the entertainment software market continues to evolve and mature with franchise scale and diversity, aligned to financial strength, becoming ever more important. In addition, there is the continuing need to invest more heavily in R&D ahead of the next hardware cycle. These market trends and the changing competitive landscape have led Eidos to become increasingly reliant on the performance of key titles. With this in mind, the Board initiated a review of the strategic alternatives available to Eidos in order to exploit fully the potential of the Company’s extensive portfolio of intellectual property and development capabilities. This review commenced in June and remains in progress under the direction of the Chairman. On August 3, the Board of Eidos confirmed that it had received expressions of interest from a number of parties. On October 18, the Board announced that discussions, which relate to a possible sale of the Company, are progressing well, although there can be no certainty at this stage as to whether or not they will lead to an offer being made for the Company.

Continued Development

Notwithstanding the ongoing strategic review, management remains focused on driving the business forward and is committed to providing the design, innovation and technological advancement that can further improve the gameplay experience. To that end, we have a significant release schedule planned for the 2005 financial year which includes a strong mix of sequel and new franchise titles. Five titles are planned for release in the first half and nine titles in the second half, including the next editions in the highly successful Hitman and Tomb Raider franchises.

Back to Contents

Financial Review (U.K. GAAP)

Year ended June 30, 2004 compared to year ended June 30, 2003

Turnover

Turnover decreased by 11.6% to £133.9 million compared to £151.5 million in the year to June 30, 2003. Overall, the Group recorded a loss after tax of £2.9 million compared to a profit of £19.2 million in the year to June 30, 2003.

The Company released 22 new game sku’s in the year (2003: 27), including five for PlayStation 2 and six for Xbox with the balance being principally PC game releases. In total, 12.5 million units were shipped in 2004, the same as for 2003. There was a decrease in the gross average selling price from £13.73 to £12.72 over the year reflecting increased sales of our back catalogue titles. Approximately 73% of the Group’s total revenue was derived from console based games, compared to 74% in the same period last year.

Operating Results

The gross margin was 62.8% compared to 59.0% in 2003. This increase reflects the move towards internally generated intellectual property.

Operating expenses increased to £89.7 million from £78.8 million. This increase arises largely from certain non-recurring savings made in 2003 together with the increase in goodwill amortisation arising from the acquisition of IO Interactive A/S in March 2004.

Advertising costs were £20.2 million (15.1% of turnover) compared to £18.3 million (12.1% of turnover) last year. This reflects the trend for increasing advertising support being required to promote game releases. The fixed element of selling and marketing costs was £6.5 million compared to £7.4 million in the previous year. The reduction in expenditure is due to the full year impact of savings made in the prior year.

Research and development, representing the Group’s total investment in product development, totalled £39.2 million (2003: £32.6 million). The 20% increase in this cost reflects the Company’s commitment to invest in developing quality titles in future, and certain non-recurring savings which occurred during the previous year. The Group expects the level of expenditure to increase again in the 2005 financial year.

Total administrative expenses for the year were £23.8 million including goodwill amortisation of £1.6 million, compared to £20.4 million including goodwill amortisation of £0.2 million in 2003. The increase in the amortisation charge resulted from the goodwill arising on the acquisition of IO Interactive A/S on March 31, 2004. Also included in administrative expenses for 2004 are foreign exchange losses of £0.8 million against £0.9 million of foreign exchange gains in 2003. While the Group continues to invest in management and infrastructure, it will also continue to manage its administrative expenses.

After deducting total operating expenses of £89.7 million, the Group made an operating loss of £3.6 million. After deducting operating expenses before goodwill of £88.1 million, the Group made an operating loss before goodwill of £2.0 million. This included the Group’s share of joint venture operating profits of £2.1 million. This compares to an operating profit of £13.2 million and an operating profit before goodwill and exceptional items for the prior year of £13.9 million, which included joint venture operating profits of £3.0 million.

Exceptional Items

There were no exceptional items during the year. During 2003, the Group received a £1.4 million settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

Back to Contents

Taxation

The Group recorded a tax charge in the year of £1.0 million which largely comprises the Group’s share of taxes payable in its profitable joint venture companies. Significant brought forward losses remain available within the Group to offset future trading profits. The Company has reviewed the provisions of FRS19 –Deferred Tax and believes that no further amounts should be recognized in respect of these losses.

Earnings Per Share

The Group reported a loss of £2.9 million for the year compared to a profit of £19.2 million for the previous year. The basic (loss)/earnings per share was (2.1) p compared to 13.8p for 2003, based on the weighted average number of shares in issue during the year.

Liquidity and Capital Resources

Net assets at June 30, 2004 included goodwill of £25.3 million (2003: £0.3 million), tangible fixed assets and investments of £10.4 million (2003: £7.4 million as restated, see note 2 in Item 8), net current assets of £40.2 million (2003: £67.9 million) and other long term creditors and provisions of £3.9 million (2003: £0.03 million).

At the year end, the Group had cash and cash equivalents of £37.4 million (2003: £58.2 million) and no debt (2003: £nil). The decrease in cash primarily resulted from the acquisition of IO Interactive A/S as referred to below. There was a cash outflow before the management of liquid resources and financing of £18.4 million during the year (2003: £0.8 million). Operating activities generated a cash inflow of £8.2 million (2003: £4.7 million outflow), reflecting the operating loss offset by a decrease in working capital during the year.

Interest received decreased to £1.9 million in the year to June 30, 2004 from £3.1 million in the previous year. The decrease was primarily due to lower average cash balances held during the year and the lower average interest rates that existed throughout the year.

Year ended June 30, 2003 compared to year ended June 30, 2002

NB: Please note that the Company changed its year end during 2002 from March 31, to June 30. This discussion below compares the year ended June 30, 2003, to the year ended June 30, 2002.

The Group’s results for the year ended June 30, 2003 showed continued significant improvements in its operating and financial performance. Turnover increased by 29.8% to £151.5 million compared to £116.7 million in the year to June 30, 2002. Gross margins increased to 59.0% compared to 58.3% and there were further reductions in the Group’s fixed cost base. Overall the Group recorded a net profit after tax of £19.2 million for the year to June 30, 2003 compared to a loss of £15.3 million for the year to June 30, 2002.

Turnover

We released 27 new game versions in the year to June 30, 2003 (2002: 18), including seven for PlayStation 2 and five for Xbox with the balance being principally PC game releases. A number of key franchise titles such as Tomb Raider: The Angel of Darkness, Hitman 2: Silent Assassin, TimeSplitters 2 and Championship Manager 4, each sold circa one million units during the year to June 30, 2003. The balance of our portfolio in favour of pillar titles represented a significant improvement over the prior year.Catalogue sales of earlier versions of franchise titles such as Tomb Raider, Deus Ex and TimeSplitters remained strong in the year. In total, 12.5 million units were shipped in the year to June 30, 2003, compared to 11.4 million units during the year to June 30, 2002. There was an increase in the gross average selling price from £12.22 to £13.73 over the year to June 30, 2003 resulting from the strong performance of our franchise titles. Overall, approximately 75% of Eidos’ revenue for the year to June 30, 2003 was derived from console based games, compared to 65% in the prior year.

Back to Contents

Operating results

The gross margin for the year to June 30, 2003 was 59.0% compared to 58.3% for the year to June 30, 2002.

Total operating expenses for the year ended June 30, 2003 fell to £76.3 million from £82.3 million for the year to June 30, 2002. The decrease in operating expenses arose largely from the full year impact of savings made in prior years together with certain non-recurring savings made in research and development.

Advertising costs in the year to June 30, 2003 were £18.3 million (12.1% of turnover) compared to £13.7 million (11.8% of turnover) for the year to June 30, 2002. This reflected the strong promotional support for our pillar titles released during the year to June 30, 2003. The fixed element of selling and marketing costs was £7.4 million compared to £8.1 million in the prior year. The reduction in expenditure was due to the full year impact of savings that arose from salary and licence amortization costs in our publishing businesses.

Research and development, representing the Group’s total investment in product development, totalled £32.6 million in 2003 (2002: £39.0 million). This decrease reflected the move toward internally developed franchise titles and certain non-recurring savings.

Total administrative expenses for the year to June 30, 2003 were £20.4 million including goodwill amortization of £0.2 million, compared to £24.2 million including goodwill amortization of £4.2 million in 2002. The reduction in the amortization charge resulted from the goodwill relating to the acquisition of Crystal Dynamics becoming fully amortized during the year to June 30, 2002. Administrative expenses before goodwill amortization were £20.2 million compared to £20.0 million for the year to June 30, 2002.

After deducting total operating expenses of £76.3 million, Eidos reported an operating profit of £13.2 million for the year to June 30, 2003. This included the Group’s share of joint venture operating profits of £2.5 million (including goodwill amortization of £0.5 million). This compares to an operating loss for the year to June 30, 2002 of £20.8 million, which included joint venture operating profits of £1.8 million.

Exceptional items

During the year to June 30, 2003 the Group received a £1.4 million litigation settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to March 31, 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

Taxation

Included within the tax credit for the financial year 2003 was an amount of £5.6 million relating to the release of provisions in respect of prior year contingent tax liabilities. This release reflected the results of discussions with the Inland Revenue during the 2003 financial year.

Earnings per share

Eidos reported a profit after tax of £19.2 million for the year to June 30, 2003 compared to a loss of £15.3 million for the year to June 30, 2002. The basic earnings per share was 13.8p compared to a loss of 11.1p for the year to June 30, 2002, based on the weighted average number of shares in issue during the year to June 30, 2003.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with U.K. GAAP as described under the heading ‘‘Item 3 – Key Information – Selected Financial Data’’ and reconciles such to U.S. GAAP to the extent required by the rules of the US Securities and Exchange Commission. In preparing the consolidated financial statements in accordance with both U.K. GAAP and U.S. GAAP senior management have to make certain key assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In doing so, they have to exercise considerable judgement in respect of matters which are inherently uncertain. The U.K GAAP accounting policies described below are considered critical by senior management because they provide the framework within which the Group attempts to quantify and assess the assumptions and estimates which have the greatest bearing on the consolidated financial statements. Any change in the estimates used could materially affect the reported results and actual conditions may differ from those assumed.

Back to Contents

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

Taxes

The estimation of the Group’s consolidated tax charge is a complex matter encompassing many different international tax jurisdictions. In calculating the Group charge management has to make certain estimates regarding individual exposures in different countries and assess the recoverability of deferred tax assets. It can often take many years to finalise individual tax charges and to reach agreement on areas of contention with the relevant tax authorities. The Company recognises tax benefits from exposures only when it is probable that those benefits will be retained. There is no guarantee that the level of provision carried in respect of open tax items at any one time, will be sufficient to meet final liabilities as they are agreed and fall due.

In reviewing the recoverability of deferred tax assets in the jurisdictions with a cumulative history of losses the Group has limited the recognition of deferred tax assets to reversing deferred tax liabilities. Estimates of future income are considered only for those jurisdictions with a history of predictable profits. Changes in the estimates used to assess the recoverability of deferred tax assets could affect the level of assets carried in the balance sheet at the period-end and also the level of tax charge in the profit and loss account for the period.

Back to Contents

Goodwill Impairment

The Group capitalizes and amortizes goodwill in respect of the acquisition of certain subsidiaries and associated undertakings in accordance with FRS10: Goodwill and Intangibles. The Group makes certain estimates regarding the useful life of goodwill that take account of a number of factors including the future prospects for the entity concerned and the projections for both net income and net cash-flow. To the extent that these projections no longer justify the carrying value of any remaining goodwill, the amortization charge will be accelerated to the degree required to reflect the revised estimate of the fair value of the goodwill. The carrying value of investments carried at cost are also reviewed in a similar fashion and to the extent that an investment’s carrying value can be shown to be permanently impaired, then full provision will be made through the profit and loss account.

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

The value of unamortized goodwill held within intangible assets at June 30, 2004 was £25,258,000 (June 30, 2003: £252,000). The carrying value of investments carried at cost within fixed asset investments at June 30, 2004 was £4,205,000. (June 30, 2003: £2,746,000 as restated (see note 2 in Item 8)).

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

The total amount of inventory on hand at June 30, 2004 was £3,457,000 (June 30, 2003: £2,772,000).

New Accounting Standards

New UK Accounting Standards and Pronouncements Applicable to the Group

FRS 20

On April 7, 2004 the Accounting Standards Board issued FRS 20 - Share-based payment. FRS 20 is effective for periods commencing on or after January 1, 2005. The Company will first adopt the standard in its financial statements for the year ended June 30, 2006. Upon adoption it will supersede the accounting requirements of UITF Abstract 17 Employee share schemes. FRS 20 applies to all share options and share purchase schemes, including Save As You Earn schemes, and to both equity-settled and cash-settled share based payment arrangements, whether with employees or third party providers of goods and services. The key change introduced by the standard is the requirement to recognise an expense for all share-based payments based on the fair value of the instrument. Market based performance conditions are taken account of in the measurement of the fair value of the instrument granted, and no subsequent adjustments made. Service conditions and non-market based performance conditions cause subsequent adjustments to the number of shares/options in respect of which the fair value is charged to the profit and loss account. The Company is in the process of evaluating the impact on the financial statements of the Group.

Back to Contents

FRS 21

On May 20, 2004 the Accounting Standards Board issued FRS 21 – Events after the balance sheet date. FRS 21 replaces SSAP 17 – Post balance sheet events, and is effective for periods beginning on or after January 1, 2005. Early adoption is not permitted. The Company will first adopt the standard in its financial statements for the year ended June 30, 2006. The key change introduced by FRS 21 is that an entity will no longer be permitted to recognise dividends declared after the balance sheet date as a liability at the balance sheet date. Equally, dividends receivable cannot be recognized until the entity is entitled to receive payment. The standard is not expected to have a significant impact on the financial statements of the Group.

New US Accounting Standards and Pronouncements Applicable to the Group

FAS 150

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. Statement 150 requires that certain financial instruments with characteristics of both liabilities and equity be classified as a liability. In November 2003, the FASB deferred application of certain provisions of Statement 150 through FASB Staff Position (FSP) 150-3 which eliminates the disclosure requirements for certain mandatorily redeemable instruments and prohibits early adoption for instruments within the scope of the deferrals established by FSP 150-3. The Company does not expect the adoption of this statement will have a material impact on the Company’s financial position, results of operations or cash flows.

Liquidity and capital resources

The Group’s policy is to use a combination of committed bank facilities and equity in order to ensure that it has sufficient financial resources to meet its short and long term funding requirements. Subsequent to the end of fiscal 2001, a 1 for 3 rights issue was announced. In this rights issue, each holder of three Ordinary Shares (excluding holders of American Depositary Shares, and ordinary shareholders located in the U.S. and Canada, Australia, Ireland or Japan) was offered the right to purchase one ordinary share for £1.55. Following receipt of £51.6 million, net of expenses, raised from the rights issue, the Group’s borrowings were repaid and the terms of the credit facility with the Royal Bank of Scotland amended to a committed £15 million multi currency facility. This facility is secured by a fixed and floating charge over the assets of the Group.. A separate borrowing facility of £0.8 million was secured by the Group’s Japanese subsidiary with Mizuho Bank Limited, also in 2002. This facility was reduced to £0.5 million during fiscal 2003.

The £15 million facility was renewed in fiscal 2005 (maturing in September 2005). Overall at June 30, 2004, the Group had undrawn committed facilities of £16.8 million (June 30, 2003: £15.5 million), denominated £15 million in Sterling, £0.5 million in Japanese Yen and £1.3 million in Danish Krone. Although the Group did not need to draw down against the Sterling facility, under the terms a draw down would only have been permissible if certain covenants were met. During the relevant period the Group was in full compliance with these covenants. The Group believes that the requirements of its existing business and future investment can be met for at least the next 12 months from its current cash reserve and committed facilities.

The Group also held short-term deposits at June 30, 2004 of £12.6 million (June 30, 2003: £30.3 million). Credit risk on transactions is minimized by operating within the parameters of the Group treasury policy. Most of the Group’s surplus funds are held in the United Kingdom and there are no material funds as to which repatriation is restricted as a result of foreign exchange regulations.

Capital Resources

Net assets at June 30, 2004 include goodwill of £25.3 million (June 30, 2003: £0.3 million), tangible fixed assets and investments of £10.4 million (June 30, 2003: £7.4 as restated, see note 2 in Item 8), net current assets of £40.2 million (June 30, 2003: £67.9 million) and other long term creditors and provisions of £3.9 million (June 30, 2003: £nil).

At the year end Eidos had cash balances of £37.4 million (June 30, 2003: £58.2 million) and no gross debt (June 30, 2003: nil). There was a cash outflow before the management of liquid resources and financing of £18.4 million during the year (30 June 2003: 0.8 million). Operating activities generated a cash inflow of £8.2 million (June 30, 2003: cash outflow of £4.7 million), reflecting the operating loss offset by a decrease in working capital during the year.

As discussed above the Group has committed facilities of £16.8 million, £15 million maturing September 2005 and £0.5 million on 31 December 2004. The £1.3 million Danish Krone facility has no maturity date. The facilities bear interest at rates based on inter-bank interest rates. The purpose of the facilities is to meet short and long term requirements. Historically the Group’s borrowing requirements have arisen from a seasonal working capital cycle. The intensity of the cycle can be affected by a number of factors, however it is primarily the Groups release schedule and resulting performance of the titles in the market place (see also ‘Risk Factors’).

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

Back to Contents

Research and Development, Patents and Licenses

During the 15 month period ended June 30, 2002, and the years ended June 30, 2003 and June 30, 2004, the Group has invested an aggregate of just over £120 million (including employment costs) on research and development (£48 million, £33 million and £39 million in each period respectively). The investment relates to video compression, processing and storage technology and developing entertainment software. Such investments were made mainly in the U.K. and the U.S.A. and consisted mainly of salaries and related employment costs incurred in the development of its technology and games. See “Item 5 – Operating and Financial Review and Prospects”.

Trend information

The following trends could have a material impact on the Group’s net revenues, profitability, and liquidity and capital resources.

a) The market for video games follows a cycle that is defined by the introduction of new hardware platform that replace older and less sophisticated technology. The market for video games is widely believed to be in the mature upswing of its current cycle as all of the next generation consoles have now been established. It may be the case that this cycle will enter its down swing in the next two to three years as the major manufacturers of videogame platforms announce and introduce their next generation of hardware.

b) The Group may invest in its core business of developing and publishing computer and video games through either or both of organic growth and acquisition.

Safe Harbor Statement

The statements contained herein, which are not historical facts, are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward-looking statements. Actual results may vary significantly from these forward-looking statements based on a variety of factors. Your particular attention is drawn to the “Cautionary Statement with Respect to Forward Looking Statements” on the cover page.

Off-Balance Sheet Arrangements

The Group had no material off-balance sheet arrangements at June 30, 2004.

Tabular disclosure of contractual obligations

Contractual obligation as at June 30, 2004			Payment Due by period

	Total	<1 year	1-3 years	3-5 years	>5 years

	£’000	£’000	£’000	£’000	£’000
Capital (Finance) Lease obligations	756	345	411	—	—
Operating Lease obligations	12,026	3,652	5,131	1,963	1,280
Payments to developers	5,334	5,334	—	—	—

Total	18,116	9,331	5,542	1,963	1,280

Back to Contents

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

The business address of the directors and executive officers of the Group is c/o Eidos plc, Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

Name	Position/Role

Directors – Executive
Stuart Cruickshank	Chief Financial Officer
Jeremy Heath-Smith	Development Director (resigned July 14, 2003)
Jonathan Kemp	European Managing Director (appointed December 1, 2003)
Ian Livingstone	Creative Director
Michael McGarvey(3)	Chief Executive Officer
Simon Protheroe	Technical Director (resigned October 28, 2003)

Directors – Non-Executive
David Adams(1) (2) (3)	Non-Executive Director
John van Kuffeler(2) (3)	Non Executive Chairman
Victor Steel(1) (2) (3)	Non-Executive Director
Allen Thomas(1) (2) (3)	Non-Executive Director

Other Executive Officers /Key Employees
Michael Arnaouti	Company Secretary and Corporate Services Director
Robert Dyer	President of Eidos, Inc. (resigned September 10, 2004)
David Rose	European Development Director
John Spinale	Senior VP North American Development

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee
(3)	Member of the Nomination Committee

Stuart Cruickshank

Mr. Cruickshank was appointed to the Board as Chief Financial Officer in September 2001 from Kingfisher plc where he had been the Finance Director of Woolworths. Prior to joining Kingfisher he was Corporate Finance Director at United Biscuits and Finance Director at McVities UK and KP Foods. Mr. Cruickshank has also worked at Grand Metropolitan (Diageo) and Whitbread, where he undertook a wide variety of financial roles.

Jeremy Heath-Smith

Mr. Heath-Smith served as Worldwide Head of Development from January 2000 and as a director of the Company from April 1996 to July 2003. From November 1994 to April 1996, Mr. Heath-Smith served as a main Board Director of CentreGold plc in addition to his role as Managing Director of U.S. Gold Limited. In July 1988, he founded Core Design Limited, an interactive software developer and publisher that was acquired by CentreGold plc in 1994. Mr. Heath-Smith resigned as a director on July 14, 2003.

Jonathan Kemp

Promoted to the Board on December 1, 2003, Mr. Kemp has served as European Managing Director since November 2000. Prior to that he served as Managing Director of Eidos Interactive Limited from November 1998 and as its Sales Director from October 1997 to November 1998. Before joining Eidos Mr. Kemp was Sales Director of Microprose Software Limited.

Back to Contents

Ian Livingstone

A member of the Board since October 1995, Mr. Livingstone was appointed Creative Director in April 2002 when he stepped down as Executive Chairman, a position he had held since 1995. From May 1994 to October 1995 Mr. Livingstone was Managing Director of Domark Group Limited. Since 1982, Mr. Livingstone has authored and co-authored the ‘Fighting Fantasy’ series of interactive game books which have sold in excess of 14 million copies worldwide. In 1975, he co-founded Games Workshop Limited, a role-playing games company, where he served as Joint Managing Director and subsequently as Chairman until 1991.

Michael McGarvey

Promoted to the Board in October 1997 and appointed Chief Executive Officer in November 2000, Mr. McGarvey previously served as Chief Operating Officer from 1997. Prior to that Mr. McGarvey had been Chief Executive Officer of Eidos Interactive Inc, Vice President, Sales and Marketing of Domark Software Inc and Director of Sales for Diceon Electronics Inc.

Simon Protheroe

Mr. Protheroe served as Technical Director of the Company and as a director from June 1994 to October 2003. From July 1993 to December 1993, Mr. Protheroe served as a consultant to the Group. He has conducted post-graduate studies and subsequent research in the field of image processing and he has published works in the fields of image sequence analysis, machine vision and neural networks. He has developed software for the Joint European Torus and the Defence Research Agency. He resigned from the Board on October 28, 2003.

David Adams

Mr. Adams joined the Board in May 2001 as a non-executive Director and was appointed Senior Independent Director in March 2003. He is currently Deputy Chief Executive and Finance Director of House of Fraser Plc. Mr. Adams was previously Finance Director of Asprey Plc, Texas Homecare, Dorothy Perkins and Topshop.

John van Kuffeler

Mr. van Kuffeler joined the Board as non-executive Chairman in April 2002 and is also Chairman of Provident Financial plc and Huveaux PLC and a director of The Medical Defence Union. Prior to taking up these appointments he was Chief Executive of Provident Financial plc and Brown Shipley Holdings plc.

Victor Steel

Mr. Steel has served as a non-executive Director since September 1998. He is also Chairman of Forbidden Technologies plc, Mygard plc and Ideas Hub plc, and non-executive Deputy Chairman of Navy Army and Air Force Institutes. Mr. Steel’s previous appointments were as Chairman of Mansfield Brewery plc and European Leisure plc and as Executive Director of Kingfisher plc, Guinness plc and Beecham Group plc.

Allen Thomas

Mr. Thomas joined the Board in September 1998 as a non-executive Director and is a lawyer qualified in England and the US. He currently also serves as a non-executive Director of Highway Insurance Holdings Plc and Penna Consulting Plc. From 1973 to 1992 Mr. Thomas served as a partner of the international law firm Paul, Weiss, Rifkind, Wharton & Garrison, and was the founding partner of the firm’s Hong Kong office.

Robert Dyer

Mr. Dyer has served as President of Eidos Interactive, Inc., a wholly owned subsidiary of the Company, since November 1998. From February 1994 to October 1998, Mr. Dyer worked at Crystal Dynamics, Inc. and in his most recent position, was President. Prior to joining Crystal Dynamics, Mr. Dyer worked for Disney Home Video International as Director of Sales and Business Development from December 1991 through January 1994. Mr. Dyer resigned with effect from September 10, 2004.

Back to Contents

Michael Arnaouti
Mr. Arnaouti was appointed Company Secretary of Eidos plc in June 2002 and Corporate Services Director on July 1, 2004. He joined the Company from from Spirent plc, where he had been Company Secretary for ten years. Prior to that Mr. Arnaouti was Assistant Company Secretary to the Rio Tinto Zinc (Metal Group) Limited. Mr. Arnaouti graduated in Business Studies from the University of Bristol and is a qualified Chartered Secretary.

David Rose
Mr. Rose has held the position of European Development Director since July 2003, prior to this performing the role of External Development Director. He joined Eidos in April 1999 from Sony/Psygnosis, where Mr. Rose held various positions including Studio Manager, Programming Manager and Head Programmer.

John Spinale
Mr. Spinale is the Senior Vice President of North American Development. He was promoted to that position in February 2004, having previously been General Manager of Crystal Dynamics Inc, Eidos’ North American console development house. Prior to joining Eidos in 2002, Mr. Spinale was VP Product Development for MobileSys Inc, a wireless enterprise software and network services company which he joined via their acquisition of Bitmo Inc, which he founded in 1998; he served as Chief Executive Officer. Mr. Spinale began his career in games at Activision Inc in 1993 where he served in a variety of production and management roles, building several major products and participating in the creation of a worldwide development infrastructure. He holds a degree in Engineering from Yale University.

Compensation

The amounts paid to Directors during fiscal 2004 were as follows:

	Salary and	Severance	Taxable	Pension	Total
	Fees	Payment	Benefits(1)	contributions

	£’000	£’000	£’000	£’000	£’000
Executives
Mr. Cruickshank	203.3	—	26.9	24.4	254.6
Mr. Heath-Smith(2)	62.4	236.0	8.0	7.5	313.9
Mr. Kemp(3)	113.8	—	13.4	11.9	139.1
Mr. Livingstone	240.0	—	27.6	28.8	296.4
Mr. McGarvey	366.3	—	113.5	21.2	501.0
Mr. Protheroe(4)	28.9	—	4.8	3.5	37.2
Non-Executive
Mr. Adams	42.0	—	—	—	—
Mr. Van Kuffeler	105.0	—	—	—	105.0
Mr. Steel	42.0	—	—	—	42.0
Mr. Thomas	42.0	—	—	—	42.0

Total	1,245.7	236.0	194.2	97.3	1,773.2

Notes:
(1)	Taxable benefits include expensed company cars, life, disability and healthcare insurance coverage. Michael McGarvey (the highest paid director), also received the benefit of £62,080 in relation to Company provided housing accommodation during the year. With effect from 23 May 2004, a cash allowance has been paid to him in lieu of this benefit at a current annual rate of £69,484.

(2)	Jeremy Heath-Smith resigned as a director of Eidos plc and Core Design Limited on July 14, 2003. He remained on paid leave until September 30, 2003 while the Company undertook a development and technology capability review of the Core Design studio. Effective from September 30, 2003, Mr. Heath-Smith left the Company’s employment and received a severance payment of £236,000 (gross) representing the residual value of his 12 month contractual notice entitlement. The payment was made under a Compromise and Settlement Agreement, which, inter alia, reaffirmed the continuing nature of various post-termination restrictive covenants owed by him to the Company. No further payments are due or payable to Mr. Heath-Smith arising from either his former offices or the cessation of his employment with the Company.

(3)	Jonathan Kemp was appointed to the Board on December 1, 2003.

(4)	Simon Protheroe resigned from the Board on October 28, 2003.

Back to Contents

Annual Incentive Bonus Plan

A revised bonus scheme was introduced for the fiscal year ended June 30, 2004, which was designed to reward executive directors and other senior executives for the achievement of annual objectives. The new plan is targeted at rewarding the achievement of challenging financial goals (below which no bonus is earned) as determined by the Remuneration Committee at the beginning of each financial year with reference to the Company’s business plans and market expectations. A small proportion of the bonus opportunity (typically 15%) may be earned for achieving stretching personal performance objectives providing corporate objectives are met. The maximum bonus opportunity for executive directors is 100% of salary for full achievement of all performance targets. No bonus entitlements were earned in respect of the year under review (2003: £118,000).

Employment Contracts of Currently Serving Directors and Executive Officers

Mr. Cruickshank and the Company are parties to a Service Agreement pursuant to which Mr. Cruickshank serves as Chief Financial Officer. Mr Cruickshank’s salary is reviewable annually. As of July 1, 2004 Mr. Cruickshank’s salary is £213,000 per year. Either party may terminate the agreement with twelve months’ notice. Mr. Cruickshank is also entitled to bonuses as determined by the Board of Directors of the Company. In the year ended June 30, 2004, no bonus was paid.

Mr. Kemp and the Company are parties to a Service Agreement pursuant to which Mr. Kemp serves as European Managing Director. Mr. Kemp’s salary is reviewable annually. As of July 1, 2004 his salary is £204,800 per year. In order to terminate the agreement, twelve months’ notice is required from the Company and six months from Mr. Kemp. Mr. Kemp is also entitled to bonuses as determined by the Board of Directors of the Company. In the year ended June 30, 2004, no bonus was paid.

Mr. Livingstone and the Company are parties to a Service Agreement pursuant to which Mr. Livingstone serves as Creative Director. As of July 1, 2004 Mr. Livingstone’s salary is £240,000 per year. His salary is reviewable annually. Either party may terminate the agreement with six months’ notice. Mr. Livingstone does not participate in a bonus programme.

Mr. McGarvey and the Company are parties to a Service Agreement pursuant to which Mr. McGarvey serves as Chief Executive Officer. Mr. McGarvey’s salary is reviewable annually. As of July 1, 2004 his salary is £366,300 per year. Either party may terminate the agreement with twelve months’ notice. Mr. McGarvey is also entitled to bonuses as determined by the Board of Directors of the Company. In the year ended June 30, 2004, no bonus was paid.

Mr. Arnaouti and the Company are parties to a Service Agreement pursuant to which Mr. Arnaouti serves as Company Secretary and Corporate Services Director. Mr. Arnaouti’s salary is reviewable annually. As of July 1, 2004 his salary is £165,000 per year. Either party may terminate the agreement with six months’ notice. Mr. Arnaouti is also entitled to bonuses as determined by the Board of Directors of the Company. In the year ended June 30, 2004, no bonus was paid.

Mr. Rose and the Company are parties to a Service Agreement pursuant to which Mr. Rose serves as European Development Director. Mr. Rose’s salary is reviewable annually. As of July 1, 2004 his salary is £140,000 per year. Either party may terminate the agreement with six months’ notice. Mr. Rose is also entitled to bonuses as determined by the Board of Directors of the Company. In the year ended June 30, 2004, no bonus was paid.

Mr. Spinale and Crystal Dynamics Inc are parties to a Service Agreement pursuant to which Mr. Spinale serves as General Manager. Mr. Spinale’s salary is reviewable annually. As of July 1, 2004 his salary is $240,000 (£133,000) per year. Either party may terminate the agreement with six months’ notice. Mr. Spinale is also entitled to bonuses as determined by the Board of Directors of the Company. In the year ended June 30, 2004, no bonus was paid.

Back to Contents

Board Practices

The Audit Committee

This committee comprises three non-executive directors: Mr. Steel (Chairman); Mr. Thomas; and Mr. Adams. The Company believes that all members of the Audit Committee are ‘‘independent’’ within the meaning of the Sarbanes-Oxley Act of 2002 and the listing rules of the NASDAQ National Market. The Committee meets no less than four times a year with the external auditors together with various representatives of the executive, finance and internal audit functions in attendance. It also meets privately with the external auditors on a regular basis.

Among other responsibilities the Committee: is responsible for the appointment, review and remuneration of the external auditors and has authority to pre-approve their engagement for both audit and permitted non-audit services within an agreed framework; annually assesses the independence and objectivity of the auditors; reviews the annual and interim financial statements, the Group’s accounting policies and procedures and its financial control environment; and reviews the Group’s system of internal controls, including risk management.

The Remuneration Committee

The Remuneration Committee comprises the four non-executive directors: Mr. Thomas (Chairman); Mr. Steel; Mr. van Kuffeler; and Mr. Adams. It meets at least twice a year and otherwise as necessary. It advises the Board on the Company’s remuneration strategy and determines, on behalf of the Board and within its remuneration policy, the individual remuneration package of each of the executive directors and all members of the senior management team. In setting the policy, the Committee considers a number of factors including:

(a) the basic salaries and benefits available to Executive Directors and Officers at comparable international businesses of similar size, particularly those with which the Company competes in the entertainment software industry;

(b) the need to attract, retain and motivate high calibre executives without paying excessively;

(c) the need to maintain an appropriate balance and linkage between fixed and performance related variable remuneration so as to effectively align the interests of the executive with those of shareholders;

(d)  the need to provide remuneration packages based on local country practice; and

(e)  the need to incentivize and reward superior performance both in the short and long-term.

The Committee meets on an ad hoc basis and has also received independent advice from external remuneration consultants.

No director is involved in deciding his own remuneration, whether determined by the Committee, or in the case of non-executives, by the Board. David Adams and Allen Thomas, both Remuneration Committee members, will stand for re-election as directors at the Company’s forthcoming Annual General Meeting.

Back to Contents

Nomination Committee

The Nomination Committee comprises the four non-executive Directors (Mr. van Kuffeler (Chairman), Mr. Thomas, Mr. Steel and Mr. Adams) together with the Chief Executive and meets at least once a year. It is responsible for reviewing the composition and structure of the Board and for making recommendations to the Board for its consideration and approval.

Employees

The average weekly number of persons (including Executive Directors) employed by the Group during the year was:

	Year ended	Three months ended	Year ended June 30,	Year ended June 30,
	March 31, 2002	June 30, 2002	2003	2004

Corporate	30	30	34	35
Computer entertainment software	513	509	502	661

Total	543	539	536	696

Computer entertainment software staff can be further analyzed as follows:

	U.K.	U.S.	Europe	Asia	Total
Sales and Marketing	49	25	42	9	125
Research and development	127	187	—	9	323
Administration	12	31	15	7	65

Total	188	243	57	25	513

	U.K.	U.S.	Europe	Asia	Total
Sales and Marketing	48	24	42	9	123
Research and development	126	178	1	9	314
Administration	12	37	15	8	72

Total	186	239	58	26	509

Back to Contents

	Year ended June 30, 2003

	U.K.	U.S.	Europe	Rest of	Total
				World
Sales and Marketing	44	21	41	10	116
Research and development	137	169	1	8	315
Administration	12	37	15	7	71

Total	193	227	57	25	502

	Year ended June 30, 2004

	U.K.	U.S.	Europe	Rest of World	Total
Sales and Marketing	39	29	41	7	116
Research and development	134	206	124	5	469
Administration	10	35	26	5	76

Total	183	270	191	17	661

Relationship between management and unions

There are no relationships between labor unions and any company within the Group.

Temporary employees

Within the Group, during fiscal 2004 there were on average 26 non-permanent employees every quarter.

Share ownership

Interest in Shares

The interests of the current Directors and Executive Officers in the shares of the company as at September 15, 2004 were as follows.

	Number of shares as at September 15, 2004	% Ownership

I Livingstone	2,942,612	2.07%
M McGarvey	64,913	0.05%
J Kemp	20,087	0.01%
S Cruickshank	9,074	0.01%
J van Kuffeler	10,000	0.01%
Remaining Directors and Executive Officers	9,434	0.00%

Total of Directors and Executive Officers	3,056,120	2.15%

In total, this shareholding represents 2.15% of the issued share capital of the Company.

Back to Contents

Interests in Share Options

As of September 15, 2004, options for Ordinary Shares had been granted to the following Directors and Executive Officers of the Company pursuant to the Group’s share option schemes:

Name	Options Outstanding	Option Exercise Period/Vesting Date	Exercise Price per Ordinary Share

Approved Schemes
M Arnaouti	25,210	09/19/05 to 09/19/12	119.00	p
S Cruickshank	11,764	09/05/04 to 09/05/11	255.00	p
J Kemp	9,110	05/29/02 to 05/28/09	329.21	p
I Livingstone	21,050	04/03/99 to 04/01/06	142.48	p
D Rose	10,045	04/11/03 to 04/10/10	298.63	p

Unapproved Schemes
M Arnaouti	49,790	09/19/05 to 09/19/09	119.00	p
	75,000	10/17/06 to 10/17/10	149.00	p
	56,165	12/12/06 to 12/12/13	133.00	p

S Cruickshank	88,236	09/05/04 to 09/05/08	255.00	p
	100,000	09/11/06 to 09/11/10	145.00	p
	93,000	12/12/06 to 12/12/13	133.00	p
J Kemp	129,855	05/29/02 to 05/28/06	329.21	p
	44,469	04/11/03 to 04/10/07	298.63	p
	75,000	07/25/04 to 07/25/08	254.00	p
	65,000	10/17/06 to 10/17/10	149.00	p
	117,430	12/12/06 to 12/12/13	133.00	p
I Livingstone	166,666	04/28/06 to 04/28/10	144.00	p
M McGarvey	1,111,725	10/14/01 to 10/13/05	105.24	p
	139,543	10/16/00 to 10/14/04	154.26	p
	366,300	12/12/06 to 12/12/13	133.00	p
D Rose	17,747	04/11/03 to 04/10/07	298.63	p
	40,000	07/25/04 to 07/25/08	254.00	p
	40,000	09/19/05 to 09/19/09	119.00	p
	75,000	10/17/06 to 10/17/10	149.00	p
	31,900	12/12/06 to 12/12/13	133.00	p

U.S. Stock Option Schemes
J Spinale	20,000	11/18/05 to 11/18/09	204.00	c
	20,000	04/15/06 to 05/15/10	223.00	c
	75,000	10/17/06 to 10/17/10	149.00	p
	30,850	12/12/06 to 12/12/13	133.00	p

Back to Contents

Restricted Stock Awards
J Kemp	37,500	09/20/05	—
	10,000	10/17/06	—
M McGarvey	145,000	09/20/05	—
Performance Share Plan
S Cruickshank	81,300	12/12/06	—
J Kemp	67,800	12/12/06	—
M McGarvey	244,200	12/12/06	—

Total	3,691,655

	Number	Maturity Date	Exercise Price

Sharesave Scheme
M Arnaouti	9,742	05/01/06	97.00	p
S Cruickshank	9,742	05/01/06	97.00	p
J Kemp	9,742	05/01/06	97.00	p
M McGarvey	8,750	11/01/06	108.00	p
D Rose	7,306	12/01/07	129.00	p

Total	45,282

All directors and executive officers as a group	3,736,937

All Employee Option Plans

The Company operates an Inland Revenue approved SAYE Share Scheme (“Sharesave Scheme”) for all U.K. employees under which options may be granted with an exercise price discounted by up to 20% of the market price of an Eidos share at the date of grant. Similar schemes are operated in France, Germany and Japan. In the US, the Company operates an equivalent Employee Stock Purchase Plan under which employees may apply to purchase shares at a 15% discount to market price. These schemes are detailed in Item 8, Note 21.

Back to Contents

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As at December 10, 2004, the Company had been notified of the following interests in 3 per cent or more of its issued share capital.

Shareholder	No. of shares held	% of shares in issue
Schroder Investment Management Limited	31,204,165	21.97
Goldman Sachs Inc	15,556,280	10.95
Taube Hodson Stonex Partners Limited	11,679,524	8.22
Legal & General Investment Management Limited	5,149,347	3.63
T. Rowe Price Associates Inc	4,500,000	3.17
USB Global Asset Management (UK) Limited	4,466,607	3.15

None of foregoing major shareholders have voting rights different from those of the other shareholders of the Company. As far as the Group is aware it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government nor are there any arrangements, which may at a subsequent date result in a change of control of the Group.

At December 10, 2004 there were 5,931 holders of record of Ordinary shares and 5 of such holders were resident in the United States representing 0.001% of the issued Ordinary shares. In addition, at December 10, 2004 there were 119 holders of record of the Company’s American Depositary Shares (including 2 for DTC).

Related party transactions

In relation to material transactions, the Group has not identified any parties who are able to negotiate more favorable terms than would have been available to any other independent party on an arm’s length basis.

Year ended June 30, 2004

(a) During the year the Group paid £2.5 million (year ended June 30, 2003: £3.3 million) to its associated undertakings as royalties and advances on games being developed for the Group.

(b) In July 1999, Eidos acquired a 75% stake in Proein SL, which is accounted for as a joint venture. In the year to June 30, 2004 Eidos sold games to Proein SL totalling £2.6 million (year ended June 30, 2003: £1.6 million). In addition, in the same period Eidos paid £3.3 million (year ended June 30, 2003: £3.1 million) to Pyro Studios SL (in which Eidos owns a 26.7% stake) as royalties and advances for the development of games for Eidos. At June 30, 2004, Eidos was owed £47,000 (2003: £238,000) by Proein SL, and was owed £76,000 by Pyro Studios SL (2003: £283,000).

(c) The Group has taken advantage of the exemption in Financial Reporting Standard No. 8 in respect of subsidiaries, which are consolidated in these accounts.

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

Back to Contents

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

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Eidos plc

We have audited the accompanying consolidated balance sheets of Eidos plc and subsidiaries as of June 30, 2004 and 2003 and the related consolidated statements of operations, statements of total recognized gains and losses, and changes in shareholders’ equity and cash flows for the years ended June 30, 2004 and 2003, the three month period ended June 30, 2002, and the year ended March 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eidos plc and subsidiaries as of June 30, 2004 and 2003 and the results of their operations and their cash flows for the years ended June 30, 2004 and 2003, the three month period ended June 30, 2002, and the year ended March 31, 2002, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

KPMG Audit Plc

London, England
September 15, 2004

Chartered Accountants and Registered Auditor

Back to Contents

EIDOS PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	June 30,	June 30,
		2003	2004
		Restated, note 2

		£’000	£’000
Fixed assets
Goodwill	11	252	25,258
Tangible assets	12	4,681	6,167
Joint ventures
Share of gross assets		5,302	5,851
Share of gross liabilities		(2,557)	(1,646)

		2,745	4,205
Interest in associated undertaking	13	1	—

Total investments		2,746	4,205

Total fixed assets		7,679	35,630

Current assets
Stocks	14	2,772	3,457
Debtors, net of provision for doubtful accounts	15	39,122	16,162
Cash at bank and in hand		58,242	37,404

		100,136	57,023
Creditors: amounts falling due within one year	16	(32,204)	(16,775)
Net current assets		67,932	40,248

Total assets less current liabilities		75,611	75,878
Creditors: amounts falling due after more than one year	17	(33)	(411)
Provisions for liabilities and charges	18	—	(3,531)

Net assets		75,578	71,936

Capital and reserves
Called up share capital	20	2,799	2,840
Share premium account	22	138,315	78,594
Other reserves	22	707	690
Profit and loss account	22	(65,967)	(9,604)
Reserve for own shares		(276)	(2,564)

Equity shareholders’ funds	22	75,578	71,936

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended March 31,		Three months ended June 30,		Year ended June 30,		Year ended June 30,
	Notes	2002		2002		2003		2004

		£’000		£’000		£’000		£’000
Turnover: Group (including share of joint ventures)		130,939		11,264		169,048		150,057
Less: share of turnover of joint ventures		(10,659)		(2,967)		(17,514)		(16,140)

Turnover	3	120,280		8,657		151,534		133,917
Cost of sales		(48,680)		(5,144)		(62,099)		(49,877)

Gross profit		71,600		3,513		89,435		84,040
Selling and marketing		(20,554)		(5,308)		(25,747)		(26,703)
Research and development		(39,386)		(9,179)		(32,579)		(39,190)
Goodwill amortization		(6,906)		(71)		(264)		(1,567)
Other administrative expenses		(20,292)		(4,580)		(20,173)		(22,208)

Total administrative expenses		(27,198)		(4,651)		(20,437)		(23,775)

Group operating income/(loss)		(15,538)		(15,625)		10,672		(5,628)
Share of operating profit of joint ventures		1,446		394		2,950		2,068
Joint venture goodwill amortization		(5,192)		(1,415)		(471)		—

Profit / (loss) from operations		(19,284)		(16,646)		13,151		(3,560)
Exceptional income on sale of investments or termination of operations	8	4,377		—		1,400		—
Income from investments		152		—		—		—
Net interest income	6	584		160		2,803		1,609

Income/(loss) before tax	7	(14,171)		(16,486)		17,354		(1,951)
Income tax (expense) /benefit	9	—		(56)		1,851		(962)

Net income/(loss)		(14,171)		(16,542)		19,205		(2,913)

Basic earnings/(loss) per share	10	(10.7	)p	(11.8	)p	13.8	p	(2.1	)p
Diluted earnings/(loss) per share	10	(10.7	)p	(11.8	)p	13.7	p	(2.1	)p

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended	Three months	Year ended	Year ended
	March, 31	ended June 30,	June 30,	June 30,
	2002	2002	2003	2004

	£’000	£’000	£’000	£’000
Net income/(loss) for the period
Group	(15,220)	(16,749)	17,186	(4,437)
Joint Ventures	1,049	207	2,019	1,524

	(14,171)	(16,542)	19,205	(2,913)

Currency translation differences on foreign currency net investments
Group	(234)	(583)	(635)	(1,349)
Joint Ventures	(12)	209	406	(126)

	(246)	(374)	(229)	(1,475)

Total recognized gains/(losses) relating to the period	(14,417)	(16,916)	18,976	(4,388)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY:

						Own Shares
			Additional paid	Other	Merger	Restated	Profit
	Shares (#)	Amount	up capital	Reserves	Reserve	(note 2)	and loss account	Total

		£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balances as of March 31, 2001	103,931,470	2,079	85,822	707	—	—	(57,991)	30,617
Loss for the year	—	—	—	—	—	—	(14,171)	(14,171)
Exchange differences	—	—	—	—	—	—	(246)	(246)
Goodwill relating to the disposal of associated and other investments	—	—	—	—	—	—	1,005	1,005
Provision for impairment in carrying value of goodwill in associated companies	—	—	—	—	—	—	3,299	3,299
Premium on issue of new shares	35,721,045	714	52,166	—	—	—	—	52,880

Balances as of March 31, 2002	139,652,515	2,793	137,988	707	—	—	(68,104)	73,384
Loss for the year	—	—	—	—	—	—	(16,542)	(16,542)
Exchange differences	—	—	—	—	—	—	(374)	(374)
Premium on issue of new shares	100,840	2	119	—	—	—	—	121

Balances as of June 30, 2002	139,753,355	2,795	138,107	707	—	—	(85,020)	56,589
Profit for the year	—	—	—	—	—	—	19,205	19,205
Exchange differences	—	—	—	—	—	—	(229)	(229)
Premium on issue of new shares	208,168	4	208	—	—	—	—	212

Balances as of June 30, 2003	139,961,523	2,799	138,315	707	—	—	(66,044)	75,777
Adjustment (note 2)	—	—	—	—	—	(276)	77	(199)

Balance as of June 30 2003 (restated, note 2)	139,961,523	2,799	138,315	707	—	(276)	(65,967)	75,578
Loss for the year	—	—	—	—	—	—	(2,913)	(2,913)
Exchange difference arising on consolidation	—	—	—	—	—	—	(1,475)	(1,475)
Reserve movement	—	—	(60,000)	—	—	—	60,000	—
Issuance of new shares in connection with the acquisition of IO Interactive	1,511,509	30	—	—	1,980	—	—	2,010
Exercise of warrants, options and rights under US stock purchase plan	529,439	11	279	(17)	—	—	—	273
Goodwill previously written off to reserves, transferred to the profit and loss account	—	—	—	—	—	—	488	488
Purchase of own shares	—	—	—	—	—	(2,485)	—	(2,485)
Awards of own shares under US stock purchase plan	—	—	—	—	—	197	—	197
Cost of employee share options	—	—	—	—	—	—	263	263

Balances as of June 30, 2004	142,002,471	2,840	78,594	690	1,980	(2,564)	(9,604)	71,936

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

     EIDOS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOW

	Notes	Year ended	Three months	Year ended	Year ended
		March 31,	ended June	June 30,	June 30,
		2002	30, 2002	2003	2004

		£’000	£’000	£’000	£’000
Net cash inflow/(outflow) from operating activities	24	(15,448)	(3,116)	(4,674)	8,187

Dividends from Joint Ventures and Associates		799	—	2,195	989
Returns on investment and servicing of finance
Interest received		1,367	1,382	2,151	1,665
Bank interest paid		(986)	(83)	(325)	(199)
Interest paid on finance leases		(52)	(82)	(28)	(9)
Other interest paid		—	—	—	40

		329	1,217	1,798	1,497

Taxation
U.K. taxation (paid) / repaid		(9,147)	10,824	283	(4,153)
Overseas taxation (paid) / repaid		2,829	(60)	(28)	(1,090)

		(6,318)	10,764	255	(5,243)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(2,294)	(750)	(1,756)	(2,765)
Sale of tangible fixed assets		10	—	18	13
(Purchase) / sale of other investments		11,161	—	—	—
Proceeds from sale of other investments		—	—	1,400	—

		8,877	(750)	(338)	(2,752)

Acquisitions and disposals
Purchase of subsidiary undertaking		—	—	—	(21,622)
Net cash acquired with subsidiaries		371	—	—	75
Sale of associate		—	—	—	488

		371	—	—	(21,059)

Net cash (outflow)/inflow before financing and management of liquid resources		(11,390)	8,115	(764)	(18,381)

Management of liquid resources
Increase/(decrease) in term deposits	25	(34,030)	(4,051)	7,785	17,569

Financing
Issue of new ordinary shares		52,880	121	212	273
Repayment of principal under finance leases		(223)	38	(223)	(97)
Purchase of own shares (net proceeds from share issuances)		—	—	(276)	(2,288)

		52,657	159	(287)	(2,112)

Increase/(decrease) in cash in the period	25	7,237	4,223	6,734	(2,924)

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

These principles differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected shareholders’ funds and results of operations at June 30, 2003, and at June 30, 2004, and for the year ended March 31, 2002, the three month period ended June 30, 2002 and the years ended June 30, 2003 and June 30, 2004 to the extent summarized in Note 32.

Basis of preparation

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended June 30, 2004 or 2003. Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2003 and 2004 have been delivered to the registrar of companies.

Changes in presentation of financial statements

During the year the group changed the following accounting policy:

Own shares

Own shares held by the Company’s Employee Benefit Trust were previously classified as fixed asset investments under UITF 13. For the shares that relate to the restricted stock scheme or the performance share plan, as prescribed by UITF 17, the difference between their market value at the date of grant and their exercise price is being charged to the profit and loss account over three years, the performance period of each scheme.

UITF 38 – Accounting for ESOP Trusts, which has been adopted, has superseded UITF 13. The effect of adoption is to show the consideration paid by the Company for investments in its own shares as a deduction in arriving at shareholders’ funds, instead of fixed assets. This has resulted in fixed asset investments of £199,000 being transferred to an own shares reserve. As there is a requirement in UITF 38 to disclose the historic cost of own shares held, a further adjustment of £77,000, being the cumulative UITF 17 charge to date, has been reclassified from the profit and loss reserve to the own shares reserve.

The adjustments made for the adoption of UITF 38 are shown in the consolidated statements of changes in shareholders’ equity.

Basis of consolidation

The consolidated profit and loss account and balance sheet include the financial statements of the Company and its subsidiary undertakings (the “Group”). The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-Group sales and profits are eliminated fully on consolidation. On acquisition of a subsidiary, all of the subsidiary’s assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. The group recognizes all changes to those assets and liabilities, and the resulting gains and losses that arise after the Group has gained control of the subsidiary.

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

Turnover

Turnover, which excludes sales between group companies, represents the invoiced amounts of goods sold, net of provisions for returns, value added tax and trade discounts (excluding co-operative advertising expenses). Revenue from licence agreements is recognized when the right to consideration is obtained in exchange for performance.

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
Computer equipment: 33% per annum straight line; and
Motor vehicles: 25% per annum straight line.

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

Back to Contents

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

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset has been purchased outright. The assets are included in fixed assets and the capital element of Group leasing commitments is shown as obligations under finance leases. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit so as to give a constant periodic rate of charge on the remaining balance outstanding at each accounting period. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

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

Back to Contents

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

Management have reviewed the different estimates and assumptions that they have to make and have identified a number of critical accounting policies. These are the U.K. GAAP policies that are applied to those areas that require the greatest level of judgement and which could have the most material affect on the consolidated financial statements of the Group.

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

The estimation of the Group’s consolidated tax charge is a complex matter encompassing many different international tax jurisdictions. In calculating the Group charge management has to make certain estimates regarding individual exposures in different countries and assess the recoverability of deferred tax assets. It can often take many years to finalise individual tax charges and to reach agreement on areas of contention with the relevant tax authorities. The Company recognises tax benefits from exposures only when it is probable that those benefits will be retained. There is no guarantee that the level of provision carried in respect of open tax items at any one time, will be sufficient to meet final liabilities as they are agreed and fall due.

In reviewing the recoverability of deferred tax assets in the jurisdictions with a cumulative history of losses the Group has limited the recognition of deferred tax assets to reversing deferred tax liabilities. Estimates of future income are considered only for those jurisdictions with a history of predictable profits. Changes in the estimates used to assess the recoverability of deferred tax assets could affect the level of assets carried in the balance sheet at the period-end and also the level of tax charge in the profit and loss account for the period.

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

3     Segmental Analysis

The analysis by class of business of the Group’s turnover, income before taxation and assets is set out below.

Turnover by class of business

	Year ended	Three months ended	Year ended	Year ended
	March 31, 2002	June 30, 2002	June 30, 2003	June 30, 2004

	£’000	£’000	£’000	£’000
Class of business
Computer software	120,280	8,657	151,534	133,917

Back to Contents

Income/(loss) on ordinary activities before tax

	Year ended	Three months ended	Year ended	Year ended
	March 31, 2002	June 30, 2002	June 30, 2003	June 30, 2004

	£’000	£’000	£’000	£’000

Class of business
Computer software

	(14,156)	(16,486)	17,354	(1,951)
Video editing	(15)	—	—	—

	(14,171)	(16,486)	17,354	(1,951)

Net Assets/Net liabilities

			Year ended
	Year ended	Three months ended	June 30, 2003	Year ended
	March 31, 2002	June 30, 2002	Restated (note 2)	June 30, 2004

	£’000	£’000	£’000	£’000
Class of business
Computer software	76,179	59,384	75,578	71,936
Video editing	(2,795)	(2,795)	—	—

	73,384	56,589	75,578	71,936

Video editing was provided by Eidos Post Productions Ltd (formerly Glassworks Productions Ltd), an 85% subsidiary, the business and assets of which were sold on December 15, 2000. The remaining net liabilities represent an intercompany balance with the Eidos group.

Turnover by destination

The Group organizes its computer software business by geographical area.

Eidos has offices in the United Kingdom, United States, France, Germany, Spain, Denmark, Australia and Japan. The latter two do not generate significant income in relation to the remainder of the Group and are included within the ‘Rest of World’ segment. The French and German offices sell to other French and German speaking European countries (namely Belgium, Austria and Switzerland).

The turnover is attributable to the Group’s principal activities and arose in the following geographical areas:

	Year ended	Three months ended	Year ended	Year ended
	March 31, 2002	June 30, 2002	June 30, 2003	June 30, 2004

	£’000	£’000	£’000	£’000
United Kingdom	25,517	3,598	36,323	29,265
France	12,652	1,204	12,746	17,431
Germany	16,282	1,109	14,123	13,552
Rest of Europe	16,951	974	16,788	19,993
U.S.	40,576	2,602	62,274	42,518
Rest of World	8,302	(830)	9,280	11,158

	120,280	8,657	151,534	133,917

Back to Contents

Turnover by origination

	Year ended	Three months ended	Year ended	Year ended
	March 31, 2002	June 30, 2002	June 30, 2003	June 30, 2004

	£’000	£’000	£’000	£’000
United Kingdom	38,525	4,149	51,059	43,641
France	15,413	1,388	15,733	21,299
Germany	18,813	1,280	16,017	15,019
U.S.	43,046	1,126	65,088	48,820
Rest of World	4,483	714	3,637	5,138

	120,280	8,657	151,534	133,917

Inter-segment sales (predominantly royalties)

	By origination

	Year ended	Three months ended	Year ended	Year ended
	March 31, 2002	June 30, 2002	June 30, 2003	June 30, 2004

	£’000	£’000	£’000	£’000
United Kingdom	30,596	1,425	42,601	26,343
France	—	—	—	11,708
Germany	9	—	66	11,490
U.S.	13,380	(1,556)	30,522	29,185
Rest of World	1,070	233	1,027	10,694

	45,055	102	74,216	89,420

Turnover from the joint ventures originates from Spain and relates to computer software. In addition, turnover in the U.K. includes £2,648,000 (year to June 30, 2003: £1,632,000, three months to June 30, 2002 £180,000, year to March 31, 2002: £1,157,000) to the joint venture in Spain.

Back to Contents

Income/(loss) on ordinary activities before tax

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
Geographical segment
United Kingdom	5,728	(17,321)	7,108	(6,223)
France	1,165	(120)	1,540	1,720
Germany	349	(523)	(999)	(1,784)
Spain (joint ventures)	(3,581)	(991)	2,562	1,975
Denmark	—	—	—	4,112
U.S.	(22,335)	2,703	6,177	(1,589)
Rest of World	126	(234)	(434)	(162)

	(18,548)	(16,486)	15,954	(1,951)

Profit/(loss) on investments – United Kingdom	4,377	—	1,400	—

	(14,171)	(16,486)	17,354	(1,951)

Net Assets/Liabilities

	June 30, 2002	June 30, 2003 Restated (note 2)	June 30, 2004

	£’000	£’000	£’000
Geographical segment
United Kingdom	89,965	99,678	80,785
France	1,724	3,369	4,347
Germany	(324)	(1,279)	1,601
Spain (joint ventures)	3,789	2,745	3,919
Denmark	—	—	7,201
U.S.	(38,980)	(28,927)	(25,788)
Rest of World	415	(8)	(129)

	56,589	75,578	71,936

Back to Contents

4     Directors’ emoluments

Detailed disclosures of the Directors’ individual remuneration and share options are also given in Item 6.

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
Directors’ emoluments
Salary payments and royalties	1,090	278	1,899	1,015
Fees	114	44	211	231
Company pension contributions	98	33	112	97
Other benefits	262	71	209	194
Compensation payment	—	—	—	236	(1)

	1,564	426	2,431	1,773

1 Effective from September 30, 2003, Mr Heath-Smith left the Company’s employment and received a severance payment of £236,000 (gross) representing the residual value of his 12 month contractual notice entitlement. The payment was made under a Compromise and Settlement Agreement, which, inter alia, reaffirmed the continuing nature of various post-termination restrictive covenants owed by him to the Company. No further payments are due to Mr Heath-Smith arising from either his former offices or the cessation of his employment with the Company.

Back to Contents

Interests in share options

Details of options held by directors are set out below:

	As at July 1, 2003 or at date of appointment if later	Granted in year	Lapsed in year	As at June 30, 2004	Option price (pence)	Date from which exercisable	Expiry date	Note

Mr. Heath-Smith	21,267	—	(21,267)	—	141.04	n/a	n/a
	8,119	—	(8,119)	—	117.00	n/a	n/a
	173,611	—	(173,611)	—	144.00	n/a	n/a

Mr. Kemp	9,110	—	—	9,110	329.21	05/29/02	05/28/09	1
	129,855	—	—	129,855	329.21	05/29/02	05/28/09	1
	44,469	—	—	44,469	298.63	04/11/03	04/10/07	1
	75,000	—	—	75,000	254.00	07/25/04	07/25/08	1
	9,742	—	—	9,742	97.00	11/01/05	05/01/06	4
	65,000	—	—	65,000	149.00	10/17/06	10/17/10	2
	—	117,430	—	117,430	133.00	12/12/06	12/12/13	3

Mr. Livingstone	21,050	—	—	21,050	142.48	04/03/99	04/01/06	1
	166,666	—	—	166,666	144.00	04/28/06	04/28/10	1

Mr. McGarvey	139,543	—	—	139,543	154.26	10/16/00	10/14/04	1
	1,111,725	—	—	1,111,725	105.24	10/14/01	10/13/05	1
	8,750	—	—	8,750	108.00	05/01/06	11/01/06	4
	—	366,300	—	366,300	133.00	12/12/06	12/12/13	3

Mr. Protheroe	55,586	—	—	55,586	61.76	07/21/97	07/19/04	1
	111,172	—	—	111,172	62.96	03/11/98	03/09/05	1
	50,000	—	—	50,000	121.00	09/20/05	09/20/09	1
	37,500	—	—	37,500	144.00	04/28/06	04/28/10	1

Mr. Cruickshank	88,236	—	—	88,236	255.00	09/05/04	09/05/08	1
	11,764	—	—	11,764	255.00	09/05/04	09/05/11	1
	9,742	—	—	9,742	97.00	11/01/05	05/01/06	4
	—	100,000	—	100,000	145.00	09/11/06	09/11/10	1
	—	93,000	—	93,000	133.00	12/12/06	12/12/13	3

Total	2,310,407	676,730	(202,997)	2,784,140

None of the non-executive Directors has any options in the Company.

Notes:

Note 1 – Granted under the Eidos plc Share Option Scheme. No pre-vesting performance conditions apply. No further options will be granted under this closed Scheme.

Note 2 – Granted under the Eidos plc Share Option Scheme. Vesting conditional upon an increase of at least 15% over a period of three consecutive financial years in the Company’s Earnings Per Share. No further options will be granted under this closed Scheme.

Note 3 – Granted under the Eidos 2003 Share Option Plan. Pre-vesting performance conditions detailed on page 75.

Note 4 – Granted under the All-Employee UK Savings-Related Share Option Scheme. No pre-vesting performance conditions applicable.

Back to Contents

Details of awards made to executive directors during the year under the Performance Share Plan are as follows:

	July 1, 2003 or at date of appointment	Granted in the year	Market value of shares when award granted (£)	Awards lapsed/vested during the year	Interests at June 30, 2004	Vesting dates of outstanding awards

Stuart Cruickshank	-	81,300	1.33	-	81,300	12/12/06
Jonathan Kemp	-	67,800	1.33	-	67,800	12/12/06
Michael McGarvey	-	244,200	1.33	-	244,200	12/12/06

As previously reported, pending the introduction of the Performance Share Plan and in order to retain and incentivize certain key executives, the Committee made a small number of awards of Restricted Stock as permitted under the UKLA Listing Rules.

Details of outstanding awards made under the Restricted Stock Plan are as follows:

	July 1, 2003 or at date of appointment if later	Granted in the year	Market value of shares when award granted (£)	Awards lapsed/vested during the year	Interests at June 30, 2004	Vesting dates of outstanding awards

Jonathan Kemp (1)	37,500	-	1.21	-	37,500	09/20/05
Jonathan Kemp (2)	-	10,000	1.49	-	10,000	10/17/06
Michael McGarvey (1)	145,000	-	1.21	-	145,000	09/20/05

Notes:
(1)	No pre-vesting performance conditions apply.
(2)	Vesting conditional upon an increase of at least 15% over a period of three consecutive financial years in the Company’s Earnings Per Share.

As employees, the executive directors are also entitled to participate in the Company’s all-employee UK Savings Related Share Option Scheme under which options may be granted with an exercise price discounted by up to 20% of the market price of an Eidos share at the time of grant. Further details on the Company’s existing share plans are provided in note 21 to the Accounts.

The mid-market price of an Eidos share was 137p on July 1, 2003 and 107p on June 30, 2004 and during that period ranged between a high of 183p and a low of 105p.

All options give the holders the rights to acquire shares on a one for one basis.

Back to Contents

5    Employee Information

The average weekly number of persons (including executive directors) employed by the Group and total costs during the periods indicated below were:

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

By activity
Corporate	30	30	34	35
Computer entertainment software	513	509	502	661

	543	539	536	696

Computer entertainment software staff numbers have been further broken down in Item 6.

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
Staff costs
Wages and salaries	25,840	5,571	25,071	24,734
Social security costs	2,350	941	2,550	2,617
Pension costs (see note 29)	788	213	857	831

	28,978	6,725	28,478	28,182

Back to Contents

6     Net Interest and Similar Charges

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
Interest payable
Group
Bank loans and overdrafts	(825)	(236)	(15)	(104)
Finance leases	(20)	(74)	(28)	(29)
Other interest	(161)	(92)	(186)	(75)

	(1,006)	(402)	(229)	(208)
Share of joint ventures	(36)	(12)	(63)	(47)

	(1,042)	(414)	(292)	(255)

Interest receivable
Bank interest and other income	1,485	532	2,949	1,704
Share of joint ventures	141	42	146	160

	1,626	574	3,095	1,864

Net interest receivable	584	160	2,803	1,609

Back to Contents

7     (Loss)/Profit on Ordinary Activities before Taxation

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
This is stated after charging:
Depreciation charge for the period
Owned tangible fixed assets	2,092	523	1,950	2,136
Tangible fixed assets held under finance leases	156	36	131	80
(Profit)/loss on disposal of fixed assets	(82)	(4)	34	93
Amortization of goodwill and other investments
Joint ventures goodwill amortization	5,192	1,415	471	—
Other goodwill amortization	6,906	71	264	1,567
Other investment amortization	—	—	77	263
Auditors’ remuneration for audit	423	17	400	413
Other fees paid to the auditors and their associates*	855	333	707	500
Operating lease charges – plant and machinery	572	132	606	552
Operating lease charges – other	2,926	667	2,502	2,439
(Gain)/loss on exchange differences	109	(580)	(902)	835

*Other fees paid to the auditors and their associates include tax compliance fees of £148,000, other tax advisor fees of £232,000, other assurance work of £71,000 and other work of £49,000. The fees paid to the auditors of £195,000 in respect of the acquisition of IO Interactive A/S during the year have been included in the consideration paid (see note 23).

The audit fee of the Company was £20,000.

Back to Contents

8     Profit on Investments and Exceptional Items

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
Profit/(loss) on investments
Profit on disposal of other investments	8,495	—	—	488
Loss on disposal of associates and other investments	(750)	—	—	—
Transfer of goodwill from reserves				(488)
Settlement received in relation to Express.com	—	—	1,400	—

Profit on disposal of fixed asset investments	7,745	—	1,400	—
Write down of investments
Provision for impairment in carrying value of
goodwill (previously written off to reserves)	(3,299)	—	—	—
Provision against other investments	(69)	—	—	—

Write down of investments	(3,368)	—	—	—

	4,377	—	1,400	—

On September 4, 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company’s highly successful Championship Manager football management series. Eidos agreed to surrender its 25% interest in Sports Interactive for a cash consideration of £488,000, generating no profit/loss following the transfer of attributable goodwill from reserves of £488,000.

During 2003 the Group received a £1.4 million litigation settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to March 31, 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

The effect on the taxation charge for the year of the exceptional items is disclosed in note 9.

Back to Contents

9     Tax Charge/(Credit) on Income/(Loss) on Ordinary Activities

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
Current Tax
UK Taxation
U.K. Corporation tax	—	—	2,860	413
Less double tax relief	—	—	(1,002)	(67)

	—	—	1,858	346
Adjustment in respect of prior years:
Exceptional items	—	—	(5,595)	—
Operational	(773)	(78)	(480)	(2,028)

Total Current UK Tax	(773)	(78)	(4,217)	(1,682)

Foreign Taxation
Current tax on income for the year	344	159	1,283	1,193
Adjustments in respect of prior years	429	(25)	(100)	251

Total Current Tax	—	56	(3,034)	(238)

Of which:
Remaining Group taxation	(502)	(101)	(4,063)	(940)
Joint ventures’ taxation	502	157	1,029	702

	—	56	(3,034)	(238)
Deferred taxation – foreign
Group	—	—	1,218	1,245
Joint Venture	—	—	(35)	(45)

	—	56	(1,851)	962

Of which:
Operational	—	56	3,744	962
Exceptional	—	—	(5,595)	—

	—	56	(1,851)	962

Back to Contents

Total income tax expense differs from the amounts computed by applying the U.K. statutory income tax rate of 30% (2003: 30%, 2002: 30%) to income/(loss) before taxes, as a result of the following:

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
Profit/(loss) for the period	(14,171)	(16,486)	17,354	(1,951)

U.K. statutory rate	(4,251)	(4,956)	5,206	(585)
Expenses disallowed for tax purposes	4,927	6,472	1,228	613
Tax effect of bad debt provision against U.S. intercompany balance	(2,443)	—	—	—
Timing difference where benefit not recognized for deferred tax purposes	6,069	(924)	1,981	2,661
Difference between overseas and U.K. tax rate	(1,809)	633	921	(74)
Utilization of tax losses	(2,278)	(379)	(4,999)	(1,523)
Prior year adjustments – operational	—	(442)	(580)	(1,777)
Exceptional prior year items	—	—	(5,595)	—
Double tax relief for overseas income	—	—	(1,002)	(67)
Unrelieved withholding tax	—	—	28	250
Other	(215)	(348)	(222)	264

Total current tax	—	56	(3,034)	(238)

Release of deferred tax asset	—	—	1,260	—
Deferred tax in respect of timing differences	—	—	(77)	1,200

Deferred taxation	—	—	1,183	1,200

Tax (Credit) / Charge on Profit / (Loss) on Ordinary Activities for the Period	—	56	(1,851)	962

Timing differences arise in the UK, US and Germany where they mainly relate to current year losses unable to be utilised.

Prior year items relate to the partial release of provisions established in prior years as a result of settlements with tax authorities in respect of transfer pricing matters. The Company continues to maintain tax provisions for potential tax charges in other jurisdictions related to transfer pricing which may arise in future periods. During the current year the Group has made an additional provision for tax charges related to transfer pricing, which may arise in respect of the tax position for the current year. In finalizing the tax provisions the directors have taken account of the ongoing discussions with tax authorities in relation to these items and the likely outcome of those discussions. The provision of £2.7 million at June 30, 2004 (2003: £5.5 million) is the directors’ best estimate of amounts that will ultimately be payable to the respective tax authorities.

Back to Contents

10     Earnings / (Loss) Per Share

The calculations of earnings per share are based on the following information. All numbers (including the comparatives) reflect the five for one share split, which took place on January 25, 2000 and the 1 for 3 Rights Issue, which took place in July 2001.

Weighted average number of shares:

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	Number of shares	Number of shares	Number of shares	Number of shares
For basic earnings per share	132,514,410	139,744,013	139,637,852	140,313,421
Exercise of share options	1,722,349	1,299,565	705,258	945,597

For diluted earnings per share	134,236,759	141,043,578	140,343,110	141,259,018

No dividends were paid during any of the last three fiscal years.

In accordance with FRS14 – Earnings per share, the diluted loss per share for the year ended June 30, 2004 is equivalent to the basic loss per share as any exercise of share options would have the effect of decreasing the loss per share.

BASIC and DILUTED EPS
	Year ended March 31, 2002		Three months ended June 30, 2002		Year ended June 30, 2003		Year ended June 30, 2004

	£’000		£’000		£’000		£’000
Net income/(loss) for the year	(14,171)		(16,542)		19,205		(2,913)

Earnings/(loss) (basic and diluted)	(14,171)		(16,542)		19,205		(2,913)

	Pence per share		Pence per share		Pence per share		Pence per share
Earnings/(loss) per share – basic	(10.7	)p	(11.8	)p	13.8	p	(2.1	)p

Earnings/(loss) per share – diluted	(10.7	)p	(11.8	)p	13.7	p	(2.1	)p

Back to Contents

11     Intangible Fixed Assets

£’000
Goodwill
Cost
At July 1, 2003	34,709
Additions	26,587

At June 30, 2004	61,296
Amortization
At July 1, 2003	34,457
Exchange adjustment	14
Amortization for the period	1,567

At June 30, 2004	36,038

Net book value
At June 30, 2004	25,258

At June 30, 2003	252

The unamortized goodwill at June 30, 2004 relates to IO Interactive A/S (acquired in 2004) and is being amortized over its five year estimated useful economic life.

Back to Contents

12     Tangible Fixed Assets

	Leasehold improvements	Fixtures and fittings	Computer equipment	Total

	£’000	£’000	£’000	£’000
Cost
At June 30, 2003	2,999	2,688	8,850	14,537
Exchange adjustment	(15)	(118)	(338)	(471)
In respect of new subsidiary	81	—	1,090	1,171
Additions	76	160	2,529	2,765
Disposals	(1)	(229)	(869)	(1,099)

At June 30, 2004	3,140	2,501	11,262	16,903

Depreciation
At June 30, 2003	1,238	2,142	6,476	9,856
Exchange adjustments	(46)	(68)	(229)	(343)
Charge for the period	297	192	1,727	2,216
Disposals	(1)	(220)	(772)	(993)

At June 30, 2004	1,488	2,046	7,202	10,736

Net book value
At June 30, 2004	1,652	455	4,060	6,167

At June 30, 2003	1,761	546	2,374	4,681

The net book value of tangible fixed assets includes an amount of £732,000 (2003: £37,000) in respect of computer equipment held under finance leases.

Back to Contents

13     Fixed Asset Investments

	Joint ventures	Associated undertakings	Own shares	Total

	£’000	£’000	£’000	£’000
At June 30, 2003 (as originally reported)	2,745	1	199	2,945
Prior year adjustment	—	—	(199)	(199)

At July 1, 2003 (restated, note 2)	2,745	1	—	2,746
Share of retained profits less dividends paid	1,268	—	—	1,268
Addition	269	—	—	269
Disposal	—	(1)	—	—

Translation adjustment	(77)	—	—	(77)

At June 30, 2004	4,205	—	—	4,205

Back to Contents

Interests in Group undertakings

The directors consider that to give full particulars of all interests in Group undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings whose results or financial position, in the opinion of the directors, principally affected the financial statements of the Group:

				Held by other
	Country of		Description of	Group	Held by the
Subsidiary undertakings	incorporation	Nature of business	shares held	companies	Company

Eidos Interactive Limited	England and	Developer and	Ordinary £1 shares	—	100%
	Wales	Publisher of	each and
		computer	‘A’ ordinary
		software	£0.05 shares each
Eidos Inc	U.S.A	Developer and	Common stock	100%	—
		Publisher of	$0.001 par value
		computer
		software
Crystal Dynamics Inc.	U.S.A	Developer of	Common stock	100%
		computer	no par value
		software
Core Design Limited	England and	Developer of	Ordinary £1 shares	100%	—
	Wales	computer
		software
Eidos France SARL	France	Publisher of	Ordinary Shares	100%	—
		computer	of 7,623 Euros
		software
Eidos (Deutschland) GmbH	Germany	Publisher of	Euros 25,565	100%	—
		computer
		software
Eidos KK	Japan	Publisher of	Shares of 50,000 Yen	—	100%
		computer
		software
Eidos Interactive Pty Limited	Australia	Publisher of	Ordinary share of	—	100%
		computer	AUS$1
		software
IO Interactive A/S	Denmark	Developer of	’A’ Ordinary	100%	—
		computer	shares of DKK
		software	616,580 and ‘B’
			Ordinary shares
			of DKK 40,000.
Ion Storm LLP	U.S.A.	Developer of	Partnership units	89%	—
		computer
		software
Joint ventures

Proein SL	Spain	Publisher of	5000 Common	75%	—
		computer	shares of
		software	6 Euros each
Pyro Studios SL	Spain	Developer of	500 Common	26.7%	—
		computer	shares of
		software	6 Euros each

All the above companies operated principally in their country of incorporation

Back to Content

14      Stocks

	June 30, 2003	June 30, 2004

	£’000	£’000
Raw materials and consumables	552	486
Finished goods	2,220	2,971

Stocks	2,722	3,457

15      Debtors

	June 30, 2003	June 30, 2004

	£’000	£’000
Trade debtors, net	32,420	10,183
Deferred tax asset (note 19)	46	—
Other debtors*	4,048	3,143
Prepayments and accrued income	2,608	2,836

	39,122	16,162

* Included within other debtors is £35,000 (June 30, 2003: £50,000), which is recoverable after more than one year.

Provision for bad and doubtful debts

		Provision utilised in	Provision created in
	Opening balance	the year	the year	Closing balance

	£’000	£’000	£’000	£’000
Year ended June 30, 2003	769	(712)	651	708
Year ended June 30, 2004	708	(1,840)	2,912	1,780

Back to Content

16      Creditors: Amounts Falling Due Within One Year

	June 30, 2003	June 30, 2004

	£’000	£’000
Obligations under finance leases	16	345
Trade creditors	9,262	5,832
Other taxes and social security costs	2,643	3,597
Other creditors	3,420	548
Accruals	9,558	4,746
Corporation tax	7,305	1,707

	32,204	16,775

Included within other creditors are royalty creditors of £548,000 (2003: £3,387,000).

17      Creditors: Amounts Falling Due After More Than One Year

	June 30, 2003	June 30, 2004

	£’000	£’000
Accruals and deferred income	26	—
Obligations under finance leases:
Due between one and two years	2	300
Due between two and five years	5	111

	33	411

18      Provisions for liabilities and charges

£’000
As at June 30, 2003	—
Provision for deferred consideration	2,068
Provision for deferred tax (see note 19)	1,463

At June 30, 2004	3,531

The provision for deferred consideration relates to the acquisition of IO Interactive A/S (see note 23).

Back to Contents

19	Deferred Taxation

	June 30, 2003	June 30, 2004

	£’000	£’000
Unrecognized Tax Assets
Excess of tax allowances over book depreciation of fixed assets	502	852
Other timing differences	9,141	7,211
Tax effect of losses carried forward	25,589	29,361

Unrecognized deferred tax asset	35,232	37,424

	June 30, 2003	June 30, 2004

	£’000	£’000
Recognized Tax Assets / Liabilities
Tax effect of losses carried forward	—	513
Other timing differences – foreign	46	(1,976)

Recognized deferred tax asset / liability	46	(1,463)

Movement in deferred tax asset / (liability)
At July 1, 2003		46
Profit and loss charge		(1,245)
Foreign exchange movements		3
Acquisition of IO Interactive A/S		(267)

At June 30, 2004		(1,463)

The movement in the deferred tax provided has arisen in respect of timing differences acquired in IO Interactive A/S.

Significant brought forward losses remain available within the Group to offset future trading profits. The Group has, however, reviewed the provisions of FRS 19 – Deferred Tax, and believes that no further amounts should currently be recognised in respect of these losses as, in the opinion of the directors, there is insufficient evidence that they will be recoverable.

Back to Contents

20	Called up Share Capital

	June 30, 2003	June 30, 2004

	£’000	£’000
Authorized
June 30, 2003: 192,500,000 Ordinary Shares of 2p each

3,850

—

June 30, 2004: 192,500,000 Ordinary Shares of 2p each

—

3,850

Issued and fully paid
June 30, 2003: 139,961,523 Ordinary Shares of 2p each

2,799

—

June 30, 2004: 142,002,471 Ordinary Shares of 2p each

—

2,840

During the year, 95,586 new Ordinary shares were allotted following the exercise of share options under the Company’s various share option schemes, 119,368 new Ordinary shares were allotted in respect of the US Stock Purchase Plan, 314,485 new Ordinary shares were allotted in respect of the exercise of warrants and 1,511,509 Ordinary shares were allotted in connection with the acquisition of IO Interactive A/S. The total consideration received on all share allotments was £2,283,000. This comprised cash consideration of £273,000 and non cash consideration of £2,010,000. The non cash consideration related to the acquisition of IO Interactive A/S as detailed in note 23. The total nominal value of shares issued was £41,000.

At the Annual General Meeting held on November 24, 2003, shareholders gave authority for the Company to purchase up to 6,998,076 of its own Ordinary shares in the market subject to certain specified conditions. As at September 15, 2004, no purchases have been made or are contracted to be made pursuant to such authority.

There has been no material increase in the issued share capital, whether by exercise of options, rights, warrants or otherwise, between the financial year end and September 15, 2004, the date on which these Accounts have been signed.

Own Shares

During 2002 the Company established the Eidos plc Employee Benefit Trust (the “Trust”) in order to hold shares purchased in the market for the future satisfaction of awards under the Company’s various long term equity incentive plans. It is anticipated that awards of Restricted Shares and grants under the Performance Share Plan will be satisfied by the transfer of shares from the Trust. Awards made under the Company’s share option schemes will primarily be satisfied by the issue of new shares, but in certain circumstances may be satisfied by the transfer of shares from the Trust. No more than 10% of the Company’s equity may be made available for issue under all employee share plans over a 10 year period.

During the year 1,779,223 Eidos plc shares were purchased by the Trust on the open market for a total consideration of £2,484,000. The number and market value of the Ordinary Shares held by the Trust at June 30, 2004 was 1,833,000 and £1,966,000 respectively (June 30, 2003: 236,500 and £323,000 respectively). The movement in the own shares reserve during the year is shown in the Consolidated Statements of Changes in Shareholders’ Equity.

Movements of shares during the year are as follows:

Numbers of Ordinary Shares

Balance at July 1, 2003	236,500
Purchased during the year	1,779,223
Allocated in respect of the US Employee Stock Purchase Plan	(182,723)

Balance at June 30, 2004	1,833,000

Back to Contents

21	Stock Options

Long-Term Equity Incentive Arrangements

At an Extraordinary General Meeting held on December 12, 2003, shareholders approved the introduction of new long-term equity incentive arrangements (which replaced the existing expiring schemes). The following arrangements were introduced:

•	two new share option schemes: a UK Inland Revenue approved scheme (the ‘2003 Eidos Approved Share Option Plan ’) and a scheme which is not subject to Inland Revenue limits (the ‘2003 Eidos Unapproved Share Option Plan ’) (together, the ‘New Option Plans’); and

•	a new share-based incentive plan, to be known as the Eidos 2003 Performance Share Plan (the ‘Performance Share Plan’).

In addition, and in line with existing arrangements, shareholders also authorised the directors to extend the Unapproved Share Option Plan and the Performance Share Plan to take account of local tax, legal and regulatory issues in those countries in which the Group has a material operating presence.

New Option Plans

The New Option Plans provide for the granting of options to purchase shares to employees of the Company and its subsidiaries up to a maximum of 10% of the issued share capital of the Company immediately prior to the day any options are granted. The option price may not be less than the higher of the nominal value of one Eidos share or the fair market value of an Eidos share on the date the option is granted. The Remuneration Committee (the “Committee”) may make annual option grants to participants over shares worth up to 200% of basic salary. Options are generally exercisable between three and ten years after grant, provided that certain performance conditions, as determined by the Committee, have been satisfied.

Options granted prior to December 12, 2003 are generally not subject to performance conditions.

Performance Share Plan

The Performance Share Plan provides for the award of conditional rights to acquire shares of the Company at nil cost to participants subject to the achievement of certain performance conditions, as determined by the Committee. Awards vest on the third anniversary of grant. The Committee may make annual grants of conditional awards over Ordinary shares in the Company worth up to 100% of basic salary to participants.

Restricted Stock Plan

Pending the introduction of the Performance Share Plan in order to retain and incentivise certain key executives, the Committee also made a small number of share awards under a Restricted Stock Plan in 2002 and 2003.

All Employee Option Plans

The Company operates an Inland Revenue approved SAYE Share Scheme (“Sharesave Scheme”) for all UK employees under which options may be granted with an exercise price discounted by up to 20% of the market price of an Eidos share at the date of grant. Similar schemes are operated in France, Germany and Japan. In the US, the Company operates an equivalent Employee Stock Purchase Plan under which employees may apply to purchase shares at a 15% discount to market price.

Back to Contents

The following options for 2p ordinary shares were open at June 30, 2004:

	July 1, 2003	Granted	Exercised	Lapsed	June 30, 2004	Exercise Price*		Option Exercise Period / Maturity Date

Approved Scheme	55,586	—	—	(55,586)	—	61.76	p	07/21/97 to 07/19/04
(Discretionary)	111,172	—	—	—	111,172	62.96	p	03/11/98 to 03/09/05
	220,840	—	—	(30,000)	190,840	119.00	p	09/19/05 to 09/19/12
	21,267	—	—	(21,267)	—	141.04	p	04/25/99 to 04/24/06
	21,050	—	—	—	21,050	142.48	p	04/03/99 to 04/01/06
	143,368	—	—	(92,800)	50,568	154.26	p	01/21/00 to 01/19/07
	148,758	—	—	—	148,758	254.00	p	07/25/04 to 07/25/11
	11,764	—	—	—	11,764	255.00	p	05/09/04 to 09/05/11
	186,948	—	—	(78,015)	108,933	298.63	p	04/11/03 to 04/10/10
	9,110	—	—	—	9,110	329.21	p	05/29/02 to 05/28/09
	—	82,860	—	—	82,860	133.00	p	12/12/05 to 12/12/13
	—	188,120	—	—	188,120	133.00	p	12/12/05 to 12/12/13
	—	20,134	—	—	20,134	149.00	p	10/17/06 to 10/17/13

Total	929,863	291,114	—	(277,668)	943,309

Unapproved Scheme
(Discretionary)	1,111,725	—	—	—	1,111,725	105.24	p	10/14/01 to 10/13/05
	1,001,660	—	—	(55,000)	946,660	119.00	p	09/19/05 to 09/19/09
	50,000	—	—	—	50,000	121.00	p	09/20/05 to 09/20/09
	257,930	—	(40,000)	—	217,930	140.92	p	09/11/01 to 09/10/05
	377,777	—	—	(173,611)	204,166	144.00	p	04/28/06 to 04/28/10
	177,645	—	—	(177,645)	—	154.26	p	01/21/00 to 01/19/04
	139,543	—	—	—	139,543	154.26	p	10/16/00 to 10/14/04
	846,742	—	—	(42,000)	804,742	254.00	p	07/25/04 to 07/25/08
	88,236	—	—	—	88,236	255.00	p	09/05/04 to 09/05/08
	630,137	—	—	(166,554)	463,583	298.63	p	04/11/03 to 04/10/07
	129,855	—	—	—	129,855	329.21	p	05/29/02 to 05/28/06
	—	55,990	—	—	55,990	133.00	p	12/12/05 to 12/12/13
	—	893,225	—	—	893,225	133.00	p	12/12/05 to 12/12/13
	—	100,000	—	—	100,000	149.00	p	09/10/06 to 09/10/13
	—	754,866	—	(50,000)	704,866	149.00	p	10/17/06 to 10/17/13
	—	120,000	—	—	120,000	159.00	p	04/06/07 to 04/06/14

Total	4,811,250	1,924,081	(40,000)	(664,810)	6,030,521

US Stock option Plan	20,000	—	—	—	20,000	204.00	c	11/18/05 to 11/18/09
(Discretionary)	138,454	—	—	—	138,454	254.70	c	01/21/00 to 01/19/04
	452,500	—		(47,500)	405,000	361.00	c	07/24/04 to 07/24/08
	239,013	—	—	(27,792)	211,221	472.76	c	04/11/03 to 04/10/07
	111,172	—	—	—	111,172	525.80	c	05/29/02 to 05/28/06
	387,000	—	—	(105,000)	282,000	185.00	c	09/19/05 to 09/19/09
	—	93,950	—	—	93,950	232.00	c	12/12/05 to 12/12/13
	—	478,010	—	—	478,010	232.00	c	12/12/06 to 12/12/13
	—	40,000	—	—	40,000	302.00	c	04/06/07 to 04/06/14
	50,000	—	—	—	50,000	223.00	c	04/15/06 to 04/15/10
	—	255,000	—	—	255,000	249.00	c	10/17/06 to 10/17/10

Total	1,398,139	866,960	—	(180,292)	2,084,807

Restricted Stock Option	236,500	—	—	—	236,500			09/20/05 to 09/20/05
	—	85,000	—	—	85,000			10/17/2006

Total	236,500	85,000	—	—	321,500

Performance Share Plan	—	565,300	—	—	565,300			12/12/06

Back to Contents

	July 1, 2003	Started	Exercised	Lapsed	June 30, 2004	Exercise price*		Maturity Date

Sharesave Schemes	4,707	—	—	(4,707)	—	403.00	Ec	06/01/03
(All-employee)	38,082	—	—	(38,082)	—	205.98	p	08/01/03
	54,042	—	—	(29,514)	24,528	160.11	p	02/01/04
	12,412	—	—	—	12,412	160.11	p	02/01/04
	6,403	—	—	(1,186)	5,217	403.00	Ec	06/01/04
	11,249	—	—	(4,891)	6,358	198.00	p	08/01/04
	4,837	—	—	(4,837)	—	149.31	p	02/01/05
	2,902	—	—	—	2,902	149.31	p	02/01/05
	116,050	—	—	(73,610)	42,440	117.00	p	04/01/05
	7,692	—	—	—	7,692	117.00	p	04/01/05
	4,315	—	—	—	4,315	192.00	Ec	04/01/05
	837	—	—	—	837	198.00	p	08/01/05
	8,654	—	—	—	8,654	213.50	Ec	04/01/06
	103,060	—	—	(49,137)	53,923	108.00	p	05/01/06
	7,129	—	—	—	7,129	108.00	p	05/01/06
	237,654	—	—	(106,029)	131,625	97.00	p	11/01/05
	12,370	—	—	—	12,370	97.00	p	11/01/05
	27,834	—	—	—	27,834	97.00	p	11/01/05
	20,222	—	—	—	20,222	96.00	Ec	11/01/06
	1,511	—	—	—	1,511	108.00	Ec	04/01/07
	—	124,925	—	—	124,925	129.00	p	06/01/07
	—	917	—	—	917	129.00	p	06/01/07
	—	27,880	—	—	27.880	129.00	p	06/01/09

Total	681,962	153,722	—	(311,993)	523,691

ESPP**	—					161.00	c	09/30/02
	389,040	—	(389,040)	—	—	183.00	c	03/31/04
	—	175,302	—	—	175,302	190.00	c	03/31/05

	389,040	175,302	(389,040)	—	175,302

Grand Total	8,446,754	4,061,479	(429,040)	(1,434,763)	10,644,430

*Option prices are denominated in pence (UK options), cents (US options), Euro cents (European options) and Yen (Japanese options), or the sterling equivalent.

** Represents rights granted under the US Employee Stock Purchase Plan. The actual exercise price and number of purchase rights cannot be determined until maturity (i.e. 6 or 12 months following the date of grant). 389,040 is a provisional number of shares subject to purchase rights based on the market price of an Eidos Ordinary Share (less an applicable 15% discount) as at the date of grant.

As permitted under UITF Abstract 17 (revised 2003) Employee Share Schemes, The Group has taken exemptions with regard to its Inland Revenue approved SAYE scheme and equivalent overseas schemes. These options include those granted to directors of the Company, which are also detailed in Item 6.

22     Share Premium Account, Reserves and Reconciliation of Movements in Shareholders’ Funds

The balances as at each balance sheet date and the movements in the periods are set out in the Consolidated Statements of Changes in Shareholders’ Equity.

Back to Contents

23     Acquisitions

On March 3, 2004, the Group entered into an agreement to acquire the entire share capital of IO Interactive for an initial consideration of £23.0 million, which was satisfied by £21.0 million in cash and £2.0 million in Eidos shares. Contingent consideration of up to £5.0 million in cash is payable dependent upon the number of new game units released in excess of 2.1 million units per annum over the four year period following completion. Based on the directors’ best estimate a provision of £2.1 million has been recorded at June 30, 2004. The Group entered into the agreement in order to gain access to technologies developed by IO Interactive with a view to sharing best practice across the group, and to bring into the group a team of talented developers. Goodwill of £26.6 million arose upon the acquisition as detailed below.

The acquisition has been accounted for using the acquisition method of accounting in accordance with FRS 6 – Acquisitions and Mergers. The results of IO Interactive have been consolidated from March 31, 2004 as the Directors believe that this was the point at which control of the entity effectively passed to the Group.

The net profit recognized for IO Interactive’s financial year ended December 31, 2003 was £280,502 and the net loss from January 1, 2004 through to the date of acquisition was £3,438,000. The net loss recognized in the period relating to IO Interactive was £2,362,000, representing operating expenses from the date of acquisition to June 30, 2004. Prior to the acquisition, IO Interactive developed games which were distributed by Eidos. Accordingly, all of IO Interactive’s post acquisition sales are intra-group sales and have been eliminated on consolidation.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the group.

	Book value	Accounting policy alignments	Other fair value adjustments	Fair value

	£’000	£’000	£’000	£’000
Fixed Assets
Tangible assets	1,194	—	(23)	1,171
Investments	269	—	—	269
Current assets	2,656	(2,656)	—	—
Capitalized software
Debtors	694	—	—	694
Cash	75	—	—	75

Total assets	4,888	(2,656)	(23)	2,209
Creditors	(4,342)	1,312	(66)	(3,096)

Net Assets/(Liabilities)	546	(1,344)	(89)	(887)
Goodwill				26,587
Total Consideration				25,700

The accounting policy alignment related primarily to the elimination of capitalized software costs and to the elimination of provisions for holiday pay. Adjustments were also made to the deferred tax balances. The fair value adjustments related primarily to the provision for obligations on vacant property and the write-down of leasehold improvements.

Back to Contents

The consideration comprises:

£’000

Cash consideration	20,990
1.5 million Eidos shares	2,010
Deferred cash consideration	2,068
Acquisition costs	632

25,700

24     Reconciliation of operating profit/(loss) to net cash outflow/(inflow) from operating activities

	Year ended March 31, 2002	Three months ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004

	£’000	£’000	£’000	£’000
Operating income/(loss)	(15,538)	(15,625)	10,672	(5,628)
Loss on disposal of fixed assets	—	—	34	93
Depreciation of tangible fixed assets	2,248	559	2,081	2,216
Amortization and write off of goodwill	6,906	71	264	1,567
Other amortization	—	—	77	263
(Increase)/decrease in stock	(523)	520	510	(803)
(Increase)/decrease in debtors	(5,922)	20,970	(31,210)	21,747
Increase/(decrease) in creditors	(2,619)	(9,611)	12,898	(11,268)

Net cash inflow/(outflow) from operating activities	(15,448)	(3,116)	(4,674)	8,187

Back to Contents

25     Analysis of Net Funds

	March 31,	Change in	March 31,	Change in	June 30,	Change in	June 30,	Change in	June 30,
	2001	period	2002	period	2002	period	2003	period	2004

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Net cash:
Cash at bank and in hand	28,355	(11,752)	16,603	4,368	20,971	6,975	27,946	(3,107)	24,839
Bank overdrafts	(368)	368	—	—	—	—	—	—	—

Total cash and demand debt	27,987	(11,384)	16,603	4,368	20,971	6,975	27,946	(3,107)	24,839
Loans repayable within one year	(18,500)	18,434	(66)	66	—	—	—	—	—

	9,487	7,050	16,537	4,434	20,971	6,975	27,946	(3,107)	24,839

Short-term deposits and liquid resources	—	34,030	34,030	4,051	38,081	(7,785)	30,296	(17,731)	12,565

	9,487	41,080	50,567	8,485	59,052	(810)	58,242	(20,838)	37,404
Finance leases	(385)	129	(256)	(18)	(274)	251	(23)	(733)	(756)

Net funds	9,102	41,209	50,311	8,467	58,778	(559)	58,219	(21,571)	36,648

Short term deposits and liquid resources comprise deposits repayable on demand which can be withdrawn at any time without notice and without penalty.

Reconciliation of Net Cash Flow to Movement in Net Funds

	Year ended	Three months ended	Year ended	Year ended
	March 31,	June 30,	June 30,	June 30,
	2002	2002	2003	2004

	£’000	£’000	£’000	£’000
Increase/(decrease) in cash in period	7,237	4,223	6,734	(2,924)
Cash outflow from decrease in lease financing	223	(38)	223	97
Increase/(decrease) in term deposits	34,030	4,051	(7,785)	(17,569)

Change in net funds resulting from cash flows	41,490	8,236	(828)	(20,396)
New finance leases	(131)	(124)	(31)	(134)
In respect of IO Interactive	—	—	—	(693)
Exchange rate movements	(150)	355	300	(348)

Movement in net funds in period	41,209	8,467	(559)	(21,571)
Net funds at beginning of period	9,102	50,311	58,778	58,219

Net funds at end of period	50,311	58,778	58,219	36,648

26     Contingent Liabilities

The Company and its subsidiaries are defendants in a number of legal proceedings incidental to its operations. The Company does not expect the outcome of such proceedings, either individually or in aggregate, to have a material effect upon the results of the Company’s operations or its financial position, accordingly no provision has been made.

The Company has given a letter of guarantee to secure a committed borrowing facility for a subsidiary undertaking (see note 31).

Back to Contents

27     Commitments under Operating Leases

The Group had the following annual commitments under non-cancellable operating leases, analysed into leases that expire as follows:

	Land and buildings		Plant, machinery, motor vehicles and computer equipment

	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004

	£’000	£’000	£’000	£’000
Within one year	310	282	79	155
In two to five years	2,135	2,592	375	332
After five years	521	268	—	23

	2,966	3,142	454	510

28     Capital Commitments

As at June 30, 2004 the Group had contracted to make payments, conditional upon the completion of development milestones, totalling £5.3 million to various licensors and developers involved in providing games software for the Group’s use. The total amount is payable within one year. All development contracts can be terminated by Eidos at any time, without penalties, if the development milestones are not achieved.

29     Pension Commitments

Effective from January 1, 1997 the Group has operated a defined contribution private pension plan for UK employees. The assets of the plan are held separately from those of the Group in an independently administered fund. Contributions are paid to the plan and charged to the profit and loss account as incurred. Contributions paid by the Group during the year were £446,000 (year ended June 30, 2003: £379,000). At the year end no contributions were outstanding.

Jeremy Heath-Smith was the sole member of the Core Design Pension Scheme, a defined contribution scheme. Contributions paid by the Group during the year were £12,000 (year ended June 30, 2003: £30,000). At the year end no contributions were outstanding. Jeremy Heath-Smith ceased employment with the Group on September 30, 2003.

An employee was the sole member of the Eidos plc Money Purchase Plan, a defined contribution scheme. Contributions paid by the Group during the year were £nil (year ended June 30, 2003: £350). At the year end no contributions were outstanding.

Contributions were paid into private pension schemes of one employee (2003: two) by the Group during the year of £8,000 (2003: £24,000). At the year end no contributions were outstanding.

All significant overseas pension arrangements are also of a defined contribution nature. Contributions paid by the Group during the year were £365,000 (year ended June 30, 2003: £424,000). At the year end no contributions were outstanding.

In total £831,000 was paid to pension schemes during the year (year ended June 30, 2003: £857,000).

Stakeholder Pensions

In October 2001, the UK Government made it compulsory for most companies in the UK employing over 5 members of staff to give their employees access to a Stakeholder pension. Eidos plc has reviewed its Group Personal Pension Plan and implemented a number of minor changes to ensure that the Plan is Stakeholder Exempt and no further action is required.

Back to Contents

30     Related Party disclosures

In relation to material transactions, the Group has not identified any parties who are able to negotiate more favourable terms than would have been available to any other independent party on an arms length basis.

Year ended June 30, 2004
 (a) During the year the Group paid £2.5 million to its associated undertakings as royalties and advances on games being developed for the Group.
(b) In July 1999, Eidos acquired a 75% stake in Proein SL, which is accounted for as a joint venture. In the year to June 30, 2004 Eidos sold games to Proein SL totalling £2.6 million. In addition, in the same period Eidos paid £3.3 million to Pyro Studios SL (in which Eidos owns a 26.7% stake) as royalties and advances for the development of games for Eidos. At June 30, 2004, Eidos was owed £47,000 by Proein SL, and was owed £76,000 by Pyro Studios SL.
(c) The Group has taken advantage of the exemption in Financial Reporting Standard No. 8 in respect of subsidiaries, which are consolidated in these accounts.
All inter-company transactions are on an arm’s length basis.

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

Back to Contents

31      Derivatives and other Financial Instruments

The Group is exposed to certain market risks arising from transactions in the normal course of business and financial instruments used to finance the Group’s operations. The main risks arising are foreign currency risk and interest rate risk. The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs.

The numerical disclosures in this note deal with financial assets and liabilities as defined in Financial Reporting Standard No. 13: Derivatives and Other Financial Instruments. Certain financial assets such as investments in subsidiary, joint and associated undertakings are excluded from the scope of these disclosures.

As permitted by FRS13, short-term debtors and creditors have been excluded from the disclosure, other than the currency disclosures.

Interest rate risk profile of financial assets and liabilities

The corresponding interest rate and currency profile of the Group’s financial assets and liabilities at June 30, 2004 was as follows:

	Sterling	US Dollar	Euro	Australian Dollar	Danish Krone	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cash and liquid resources – floating rate	25,000	1,343	9,383	1,583	(88)	31	152	37,404
Floating rate debt	7	—	19	—	(756)	—	9	(721)

	25,007	1,343	9,402	1,583	(844)	31	161	36,683

The interest rate and currency profile of the Group’s financial assets and liabilities at June 30, 2003 was as follows:

	Sterling	US Dollar	Euro	Australian Dollar	Danish Krone	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cash and liquid resources –
floating rate	49,088	1,515	7,208	—	—	173	258	58,242
Net financial assets and
liabilities (excluding
short term debtors and
creditors)	9	(7)	19	—	—	7	(11)	17

	49,097	1,508	7,227	—	—	180	247	58,259

Back to Contents

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

The table below shows the Group’s currency exposures, i.e. those transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. These exposures were as follows:

	Net Foreign Currency Monetary Assets/(Liabilities)

	US Dollar	Euro	Singapore Dollar	Australian Dollar	Danish Krone	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Functional Currency of Group Operation
Sterling	1,186	3,926	22	1,545	(3,262)	363	3,780
US Dollar	—	—	—	—	—	(18)	(18)

At June 30, 2004	1,186	3,926	22	1,545	(3,262)	345	3,762

Functional Currency of Group Operation
Sterling	(1,588)	944	(106)	—	—	13	(737)
US Dollar	—	97	—	—	—	12	109

At June 30, 2003	(1,588)	1,041	(106)	—	—	25	(628)

Borrowing facilities

The undrawn committed facilities of the Group at June 30, 2004 mature as follows:

	June 30, 2003	June 30, 2004

	£’000	£’000
Within one year	15,505	16,751

Guarantees

The Company has given a letter of guarantee to secure a committed borrowing facility of £505,000 (2003: £505,000) for a Japanese subsidiary undertaking, Eidos KK.

Back to Contents

Fair values

Set out below is a comparison by category of book values and fair values of the Group’s financial assets and liabilities at June 30, 2004.

	June 30, 2004		June 30, 2003

	Book value	Fair value	Book value	Fair value

	£’000	£’000	£’000	£’000
Primary Financial Instruments Held or Issued to Finance the Group’s Operations
Financial assets
Cash	37,404	37,404	58,242	58,242
Debtors due after one year	35	35	50	50
Financial liabilities

Finance leases	756	756	23	23

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

Application of U.S. GAAP as described below has the following effect on the Group’s consolidated net income / (loss) and shareholders’ equity:

	Year ended March 31, 2002		Three months ended June 30, 2002		Year ended June 30, 2003		Year ended June 30, 2004

	£’000		£’000		£’000		£’000
Net income/(loss) reported under U.K. GAAP	(14,171)		(16,542)		19,205		(2,913)
U.S. GAAP Adjustments:
Amortization of goodwill
Group	(135)		—		264		1,567
Joint ventures	—		—		471		—
Revenue recognition	938		—		(1,703)		1,217
Deferred bank charges	(1,250)		—		—		—
Provisions against investments	(204)		—		—		—
Profit on disposal of investment	—		—		—		488
Vacation pay provision	—		—		—		(63)

Net income/(loss) in accordance with U.S. GAAP	(14,822)		(16,542)		18,237		296

Earnings/(loss) per share in accordance with U.S. GAAP
Basic	(11.2	)p	(11.8	)p	13.1	p	0.2	p
Diluted	(11.2	)p	(11.8	)p	13.0	p	0.2	p

	Restated*
	June 30, 2003	June 30, 2004

	£’000	£’000
Shareholders’ equity reported under U.K. GAAP	75,578	71,936
U.S. GAAP Adjustments
Amortization of goodwill
Group	264	1,831
Joint ventures	471	471
Goodwill differences arising on the acquisition of IO Interactive A/S	—	(1,532)
Exchange difference on goodwill	34	47
Deferred consideration	—	2,068
Deferred tax liability	—	230
Revenue recognition	(1,703)	(486)
Vacation pay provision	—	(829)

Shareholders’ equity in accordance with U.S. GAAP	74,644	73,738

* Shareholders’ funds prepared under U.K. GAAP as at June 30, 2003 have been restated for the effects of UITF 38 (see note 2 in the Notes to the Accounts).

Back to Contents

The significant differences relate principally to the following items and the adjustments necessary to restate net income and shareholders’ funds in accordance with U.S. GAAP are shown above.

(1)   Purchase Accounting

All of the Group’s acquisitions have been accounted for using purchase accounting for both UK and U.S. GAAP. Under U.K. GAAP, in-process research and development costs are not identified as an acquired asset in the purchase price but rather are capitalized as goodwill and amortized over the expected useful life. U.S. GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with U.S. GAAP, the Group has identified £24.4 million in the aggregate as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: £8.2 million, 1997: £13.8 million, and 1999: £2.4 million).

The Group has recorded £93.0 million as goodwill, the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired, on a cumulative basis for U.S. GAAP purposes in connection with various acquisitions (1996: £7.4 million, 1997: £11.1 million, 1998: £4.0 million, 1999: £27.8 million, 2000: £16.7 million, 2002: £0.9 million, 2004: £25.1million). For U.K. GAAP purposes goodwill is amortized over 3 to 5 years, as this is the estimated useful life due to the rapid pace of change in the industry.

Goodwill arising on the acquisition of IO Interactive was £26.6 million under U.K. GAAP compared to £25.1 million under U.S. GAAP. The difference of £1.5 million primarily relates to the reversal of £2.1 million of deferred consideration for U.S. GAAP as such amounts are currently not payable, the provision for holiday pay of £0.8 million, which was retained for the purposes of U.S. GAAP, and the reversal of a deferred tax liability of £0.2 million associated with the holiday pay provision. None of this goodwill is expected to be deductible for tax purposes.

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

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalized in accordance with the requirements of FRS 10 Goodwill and Intangible Assets. Positive goodwill is amortized to nil in equal instalments over the estimated useful life. Upon subsequent disposal or closure of an acquired business, any goodwill previously taken directly to shareholders’ equity is reflected in the income or loss on disposal.

(2)     Consolidation and Accounting for Investments in Common Stock

Certain investments made by the Group during the year ended March 31, 2000 have been reported differently under U.K. GAAP and U.S. GAAP due to the respective definitions of a subsidiary, joint venture, associate and investment.

Back to Contents

Under U.K. GAAP, definitions of subsidiary, joint venture, associate and investment are broadly based upon control, to a certain extent irrespective of the percentage of shares held. Under U.S. GAAP, control and the percentage of ownership are the primary basis on which an investment is categorized as a subsidiary, joint venture, associate and investment. Strong evidence must be present in order to not consolidate voting interest entities with a greater than 50% shareholding or to not equity account for an investment of greater than 20% shareholding. During the year ended March 31, 2000, the Group acquired a 75% interest in Proein SL. During the year ended June 30, 2004, the Group acquired a 51% interest in IO Interactive Hungary Kft. Because of the nature of the contractual joint control arrangements, these investments are considered to be joint ventures in accordance with U.K. GAAP and are accounted for using the equity method of accounting. For U.S. GAAP purposes, Proein SL and IO Interactive Hungary Kft have been treated as subsidiaries and consolidated.

(3)     Revenue Recognition

Under U.K. GAAP, licence income and advance royalties are recognized when the right to consideration is obtained in exchange for performance. Up-front fees are required to be deferred unless contractual obligations have been fulfilled. During the year ended June 30, 2003, the Group received non-refundable advance royalties which met the criteria for revenue recognition under U.K. GAAP as any remaining services were considered inconsequential. Under U.S. GAAP such remaining services did not qualify as inconsequential and accordingly these advance royalties were deferred. During the year ended June 30, 2004 the criteria for revenue recognition under U.S. GAAP were met for a portion of this amount and accordingly such amounts have been recognized as revenue in the current year.

(4)     Accrual for Vacation Expense

Under U.K. GAAP, no cost is accrued for vacation expense. U.S. GAAP requires that a liability should be accrued for vacation benefits that employees have earned but not yet taken.

(5)     Advertising Costs

There is no U.K. standard dealing specifically with advertising costs. The Group holds advertising costs as a prepayment and expenses them at the earlier of when the game is released or after 3 months. Under U.S. GAAP advertising costs are expensed when the advert first runs. No differences arose in respect of advertising costs between U.K. GAAP and U.S. GAAP at the year ended June 30, 2004.

(6)     Deferred taxation

The tax effects of temporary differences that give rise to deferred taxes are:

	June 30, 2003	June 30, 2004

	£’000	£’000
Net operating loss carryforward	25,589	29,874
Difference between tax allowances and book depreciation	502	852
Temporary differences in respect of deferred income	—	(2,008)
Sales returns allowances and price protection reserves	3,229	2,272
Interest expense	6,577	5,599
Other temporary differences	(619)	(628)
Valuation allowance	(35,232)	(37,194)

Net deferred tax (liability)/asset (U.S. GAAP)	46	(1,233)

As at June 30, 2004, the Group had US Federal operating loss carry forwards of £52.5 million, all of which expire between 2012 and 2023. Additionally, the Group has local operating loss carry forwards of £43.8 million, of which £8.1 million has unlimited carry-forward and £35.7 million expires between 2010 and 2014.

Back to Contents

The net change in the valuation allowance for the year was an increase of £2.0 million (2003: decrease of £10.9 million). This relates largely to the current year losses unable to be utilised in the year. Other differences relate to US temporary difference arising on movements in provisions.

As at June 30, 2004, the Group does not believe that there was any material deferred tax liability arising from the excess of the value of its subsidiaries, joint ventures or associates over their base cost for tax purposes.

Under U.K. GAAP, the share of tax incurred by certain joint ventures is included in the tax on loss of ordinary activities. Under U.S. GAAP, this tax would be included as part of equity in loss of affiliates with income before income taxes.

(7)    Consolidated Statements of Cashflow

The consolidated statements of cashflow prepared in accordance with Financial Reporting Standard No. 1 (revised) present substantially the same information as that required under U.S. GAAP. However, under U.S. GAAP the cashflows of one of the joint ventures in Spain (which is consolidated as a subsidiary under U.S. GAAP and equity accounted under U.K. GAAP) should be added. In addition, under U.S. GAAP, there are certain differences from U.K. GAAP with regard to classification of items within the cashflow statement and with regard to the definition of cash and cash equivalents. This has the effect of changing the cash outflow of £2,924,000 under U.K. GAAP to a cash outflow of £21,225,000 under U.S. GAAP.

Under U.K. GAAP, cashflow is presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing activities. Under U.S. GAAP cashflow is presented separately for operating activities, investing activities and financing activities. Cashflow from taxation and returns on investments and servicing of finance would, with the exception of dividends paid and costs of financing be included as operating activities under U.S. GAAP. The payments of dividends and costs of financing would be included under financing activities under U.S. GAAP.

Under U.S. GAAP, cash and cash equivalents do not include bank overdrafts, as is the case under U.K. GAAP. Under U.S. GAAP such bank overdrafts are presented within financing activities.

Under U.S. GAAP, capital expenditure and financial investment and acquisitions and disposals are included in investing activities.

Set out below, for illustrative purposes, is a summary consolidated statement of cashflow under U.S. GAAP.

	Year ended	Three months ended	Year ended	Year ended
	March 31, 2002	June 30, 2002	June 30, 2003	June 30, 2004

	£’000	£’000	£’000	£’000
Cash flow from operating activities	(20,762)	8,878	1,979	4,636
Cash flow from investing activities	9,203	(758)	(635)	(26,261)
Cash flow from financing activities	52,723	93	(1,258)	400

Net increase/(decrease) in cash and cash equivalents	41,164	8,213	86	(21,225)

Back to Content

(8)     Accounting for stock-based compensation

The Group has adopted only the disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, and will continue to recognize stock-based compensation expenses under APB Opinion No. 25. Accounting for Stock Issued to Employees. As required, pro-forma net income/(loss), earnings/(loss) per share and weighted-average grant-date fair value of options granted, based on SFAS 123’s fair value methodology are disclosed below. The fair values of options were determined assuming expected lives of one to five years (depending on the scheme) and risk-free interests ranging from 4.7% to 5.2%. Furthermore, volatility of 54% (year to June 30, 2003: 61%, 3 months to June 30, 2002: 75%, year to March 31, 2002: 75%) and dividend yield of nil were assumed.

In thousands, except per share data	Year ended		Three months ended		Year ended		Year ended
	March 31, 2002		June 30, 2002		June 30, 2003		June 30, 2004

	£’000		£’000		£’000		£’000

Income/(loss) for the period under U.S. GAAP	(14,822)		(16,542)		18,237		296
Adjustment:
Stock-based compensation expense under SFAS 123	(1,675)		(420)		(1,649)		(1,326)
Compensation expense recognized	—		—		77		263

Pro forma income/(loss) for the period	(16,497)		(16,962)		16,665		(767)

Pro forma earnings/(loss) per share	(12.4	)p	(12.1	)p	11.9	p	(0.5	)p

The activity of options and rights over Ordinary shares for the year ended March 31, 2002, the three months ended June 30, 2002 and the years ended June 30, 2003 and 2004 was as follows:

Options and rights over Ordinary shares	Year ended March 31, 2002		Three months ended June 30, 2002		Year ended June 30, 2003		Year ended June 30, 2004

	Number	Weighted	Number	Weighted	Number	Weighted	Number	Weighted
		average		average		average		average
		price (p)		price (p)		price (p)		price (p)

Outstanding at beginning of period	6,122,133	179.08	6,221,864	201.05	6,257,759	196.72	8,446,754	168.38
Granted	1,951,612	234.96	111,847	106.45	3,322,772	111.12	4,061,479	115.72
Exercised	1,327,402	120.08	14,939	125.93	208,168	123.79	429,040	104.82
Lapsed	524,479	265.41	61,013	191.28	925,609	145.40	1,434,763	168.63
Outstanding at end of period	6,221,864	201.05	6,257,759	196.72	8,446,754	168.38	10,644,430	147.11
Exercisable at period end	2,821,464	126.69	3,057,344	143.50	3,488,682	188.37	2,884,595	181.06

Weighted average fair value of options granted during the period (£)	—	1.33	—	1.33	—	0.56	—	0.55

Back to Content

The following table summarizes information about options and rights over Ordinary shares outstanding as at June 30, 2004:

Range of exercise prices (p)	Number outstanding	Weighted average contractual life remaining (years)	Weighted average exercise price (p)	Number exercisable	Weighted average exercise price (p)

0.00-119.00	4,029,245	2.99	84.23	1,222,897	101.40
121.00-199.45	4,522,594	7.10	144.43	610,843	146.83
254.00-329.21	2,092,591	3.72	273.96	1,050,855	293.66

0.00-329.21	10,644,430	4.88	147.11	2,884,595	181.06

33    Companies Act 1985

The consolidated financial statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 (United Kingdom) for any of the periods presented. Statutory accounts for the years ended June 30, 2004, June 30, 2003 and the 15 month period ended June 30 2002 have been filed with the United Kingdom’s Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

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

Ordinary Shares Pricing Information

High and Low Trading Prices in Past Five Fiscal Years	High	Low
Fiscal 2000	£11.44	£3.12
Fiscal 2001	£4.94	£1.60
Fiscal 2002	£2.88	£1.29
Three months ended June 30, 2002	£1.70	£1.16
Fiscal 2003	£1.65	£0.84
Fiscal 2004	£1.83	£1.05

High and Low Trading Prices in Past Nine Fiscal Quarters

Quarter ended	High	Low
September 30, 2002	£1.41	£0.84
December 31, 2002	£1.60	£0.84
March 31, 2003	£1.35	£0.98
June 30, 2003	£1.65	£1.30
September 30, 2003	£1.55	£1.12
December 31, 2003	£1.57	£1.31
March 31, 2004	£1.62	£1.26
June 30, 2004	£1.83	£1.05
September 30, 2004	£1.15	£0.90

Back to Contents

Monthly High and Low Trading Prices in Last Six Months	High	Low
April 2004	£1.77	£1.57
May 2004	£1.83	£1.14
June 2004	£1.21	£1.05
July 2004	£1.04	£0.90
August 2004	£1.16	£1.01
September 2004	£1.08	£1.00

On September 15, 2004, there were 142,002,471 Ordinary Shares held by 6,051 record holders.

American Depositary Shares Pricing Information(1)

High and Low Trading Prices in Past Five Fiscal Years	High	Low
Fiscal 2000	$20.50	$5.60
Fiscal 2001	$8.31	$2.56
Fiscal 2002	$4.99	$1.67
Quarter ended June 30, 2002	$2.60	$1.81
Fiscal 2003	$3.09	$1.30
Fiscal 2004	$3.39	$1.70

High and Low Trading Prices in Past Nine Fiscal Quarters
Quarter ended	High	Low
September 30, 2002	$2.20	$1.30
December 31, 2002	$2.55	$1.42
March 31, 2003	$2.18	$1.60
June 30, 2003	$3.09	$1.99
September 30, 2003	$2.50	$1.70
December 31, 2003	$2.70	$2.15
March 31, 2004	$3.09	$2.30
June 30, 2004	$3.39	$1.90
September 30, 2004	$2.19	$1.68

Monthly High and Low Trading Prices in Last Six Months	High	Low
April 2004	$3.18	$2.88
May 2004	$3.39	$2.15
June 2004	$2.28	$1.90
July 2004	$1.94	$1.68
August 2004	$2.19	$1.86
September 2004	$2.01	$1.79

(1) Each American Depositary Share represents 1 Ordinary Share

On September 15, 2004, there were 117 holders of record of the Company’s American Depositary Shares (including 1 for the Depositary Trust Company) and 3,493,276 American Depositary Shares were outstanding (equivalent to 3,493,276 Ordinary Shares or approximately 2.46% of the outstanding Ordinary Shares).

Markets

The Company’s Ordinary Shares trade on the London Stock Exchange and the Company’s American Depositary Shares trade on the NASDAQ National Market.

Back to Contents

ITEM 10 – ADDITIONAL INFORMATION

Memorandum and Articles of Association

A copy of these items was incorporated in the Company’s 2001 Annual Report on Form 20-F. The information relating to the Memorandum and Articles of Association included in such report are hereby incorporated by reference.

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

(b) Underwriting Agreement

In May 2001, the Company entered into an underwriting agreement with Dresdner Kleinwort Wasserstein under which Dresdner Kleinwort Wasserstein agreed to procure subscribers for, or failing which itself to subscribe for, New Ordinary Shares not taken up under the Company’s 2001 1 for 3 Rights Issue. In consideration of its services under the agreement, Dresdner Kleinwort Wasserstein was paid commissions and fees of £1.5 million. The Rights Issue was successfully completed during the year ended March, 31 2002 and both parties rights and obligations under the agreement have now expired.

(c) Sony contracts (licensed publisher agreement entered into on March 8, 1999 between Sony Computer Entertainment America and Eidos Interactive Inc and licensed publisher agreement entered into on November 22, 2000 between Sony Computer Entertainment Europe Limited and Eidos Interactive Limited).

(d) Xbox contract (licensed publisher agreement dated June 19, 2001 between Microsoft Corporation, Eidos Interactive Limited and Eidos Interactive Inc.).

(e) Purchase of Ion Storm (agreement dated October 22, 1999 relating to an Investment by Eidos Interactive Inc. in Ion Storm, L.P.).

(f) Purchase of IO Interactive A/S (agreement dated March 3, 2004 relating to the acquisition of IO Interactive A/S by Eidos plc).

Back to Contents

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

Back to Contents

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

UK Taxation of Capital Gains

Generally a US holder who is neither resident nor ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realized or accrued on the sale or other disposal of Ordinary Shares or ADSs unless, in the year of assessment in which the gain accrues to such holder, that US holder carries on a trade in the UK through a branch or agency and the Ordinary Shares or ADSs are or have been used by, held by, or acquired for use by or for the purpose of such trade, branch or agency. However, a UK nonresident and not ordinarily resident US holder who had been resident in the UK for at least part of four years and who held Ordinary Shares or ADSs during that period may, in certain circumstances, become liable to UK capital gains tax on his return to the UK following a disposal of such Ordinary Shares or ADSs. Any US holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

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

Back to Contents

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

UK stamp duty and stamp duty reserve tax

Stamp duty is (subject to certain exceptions) generally payable at the rate of 1.5% on any instrument transferring Ordinary Shares to the Custodian of the Depositary. Where the transfer is not on sale, the 1.5% charge is applied to the value of such Ordinary Shares. Alternatively, where there is no instrument of transfer a similar 1.5% charge to stamp duty reserve tax (SDRT) may arise (see below). In accordance with the terms of the Deposit Agreement relating to the ordinary shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

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

Back to Contents

Stamp duty reserve tax will not be payable on any agreement to transfer ADSs though an agreement to transfer the underlying shares is liable to SDRT as discussed above.

Documents on Display

The Company’s Articles and Memorandum and Articles of association are available for inspection during normal business hours upon prior written request at the Company’s registered office, which is located at:

Wimbledon Bridge House
1, Hartfield Road
Wimbledon
London SW19 3RU
United Kingdom

Back to Contents

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

The Group is exposed to certain market risks arising from transactions in the normal course of business and financial instruments used to finance the Group’s operations. The group’s financial currency is sterling however the group operates in a number of territories outside of the UK. Movements in foreign exchange rates, particularly the US dollar and the Euro against sterling, can affect the Group’s sterling profit and loss account and balance sheet.

The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The treasury function does not operate as a profit center. Treasury activities include the use of spot and forward foreign exchange instruments, currency options and currency swaps. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. These instruments are generally short-term in nature, with typical maturities of less than three months. The foreign currency exchange risk associated with our forward currency contracts at June 30, 2004 is not material in relation to our consolidated financial position, results of operations or cashflows.

Interest Rate Risk

During the year the Group’s interest rate exposure related to cash deposits and floating rate debt. Cash deposits are placed on the money markets for periods of up to six months. The interest rate risk at June 30, 2004 is not material in relation to the Group’s consolidated financial position, results of operations or cashflow. The Group has not used derivative financial instruments to alter the interest rate characteristics of its cash deposits or floating rate debt.

Back to Contents

PART II

ITEM 15 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

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

Changes in Internal Controls

There were no changes in the Group’s internal controls over financial reporting during the year ended June 30, 2004 that have materially affected, or are reasonable like to materially affect, the Group’s internal control over financial reporting.

Back to Contents

ITEM 16

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee comprises three non-executive directors: David Adams; Victor Steel; and Allen Thomas. The NASDAQ requires that the Audit Committee includes at least one member who has significant and relevant financial experience. Following evaluation the Board has determined that Mr. Adams qualifies as an “audit committee financial expert”, as defined in the Instructions to Item 16A of Form 20-F. The Company believes that Mr. Adams is “independent” within the meaning of the listing rules of the NASDAQ National Market. The Combined Code on Corporate Governance also has similar requirements in respect of an appointed financial expert.

Further information on the role and responsibilities of the Audit Committee is provided in Item 6, Directors, Senior Management and Employees.

ITEM 16B – CODE OF ETHICS

We maintain a Code of Ethics for all directors and senior financial officers. A copy of the Code of Ethics may be obtained by writing to the Company Secretarial Department at Eidos plc, Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London, SW19 3RU.

The Audit Committee has also established a Complaints and Whistleblowing Procedure so that employees may report, anonymously and in confidence, any suspected wrongdoings regarding violations of laws, Company policies, bribery, fraud, accounting or internal control irregularities or other related matters.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our external auditors are KPMG Audit Plc. The following table shows the fees paid to KPMG for the fiscal years ended June 30, 2004 and 2003.

	Year ended	Year ended
	June 30, 2003	June 30, 2004

	£’000	£’000
Audit fees	453	413
Audit related fees (1)	92	266
Tax fees (2)	562	380
All other fees	—	49

Total	1,107	1,108

(1)	2003 audit related fees are in respect of ad hoc accounting advice. 2004 audit related fees include £195,000 in connection with the acquisition of IO Interactive A/S during the year. The remainder is primarily in respect of advisory work in relation to the forthcoming conversion to International Financial Reporting Standards and an IT systems review in the U.K.
(2)	2003 and 2004 tax fees are in respect of tax compliance and tax advice.

The Audit Committee is responsible for advising the Board on the annual appointment of external auditors and on the scope, results and cost effectiveness of both the audit and non-audit work. It annually assesses the independence and objectivity of the auditors. The Audit Committee has authority to pre-approve the engagement of the external auditor’s audit and permitted non-audit services within an agreed framework. All audit and non-audit fees paid to KPMG in the fiscal year ended June 30, 2004 were approved by the Audit Committee prior to the work being undertaken.

16D – EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

None.

16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Back to Contents

PART III

ITEM 18 – FINANCIAL STATEMENTS

These documents are contained within Item 8.

ITEM 19 – EXHIBITS

Exhibit

1	(i)	Memorandum and Articles of Association
4(1)	(ii)(iii)	Licensed Publisher Agreement (Sony, U.S.)
4(2)	(ii)(iii)	Licensed Publisher Agreement (Sony, Europe)
4(3)	(ii)(iii)	Licensed Publisher Agreement (Xbox)
4(4)	(iii)	Lease Agreement for Wimbledon Bridge House
4(5)	(iii)	Lease Agreement for Willow Place
4(6)	(iii)	Service Agreement for Michael Arnaouti
4(7)	(iii)	Service Agreement for Stuart Cruickshank
4(8)	(iii)	Service Agreement for Robert Dyer
4(9)		Service Agreement for Jonathan Kemp
4(10)	(iii)	Service Agreement for Ian Livingstone
4(11)	(iii)	Service Agreement for Michael McGarvey
4(12)	(iii)	Service Agreement for David Rose
4(13)	(iii)	Service Agreement for John Spinale
4(14)		Share Sale and Purchase Agreement between Eidos plc and IO Interactive A/S
8	(iv)	List of subsidiaries
12(1)		Chief Executive Officer certification under Section 302 of the Sarbanes-Oxley Act of 2002
12(2)		Chief Financial Officer certification under Section 302 of the Sarbanes-Oxley Act of 2002
13		Certification under Section 906 of the Sarbanes-Oxley Act of 2002

(i)		Incorporated by reference to the registrant’s annual report on Form 20-F for the year ended March 31, 2001.
(ii)		Portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment in accordance with Rule 24b-2 under the Securities Exchange Act of
1934, as amended.
(iii)		Incorporated by reference to the registrant’s annual report on Form 20-F for the year ended June 30, 2003.
(iv)		See Item 3 of this annual report for a list of subsidiaries

Back to Contents

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
_______ Eidos plc__________ (Registrant)
/s/ STUART CRUICKSHANK
(Signature)
Date: December 20, 2004	Stuart Cruickshank, Chief Financial Officer