Form 20-F/A
period 2004-06-30
EIDOS PLC
filed 2005-04-05
CIK 1002717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

Eidos plc (the "Company") hereby amends the information regarding general meetings of shareholders under Item 10 of its Annual Report on Form 20-F for the fiscal year ended June 20, 2004, as filed with the U.S. Securities and Exchange Commission on December 23, 2004 (the "Form 20-F for 2004").

The purpose of the amendment is to include information required under Rule 4350(a)(1) of the NASDAQ Stock Market, Inc., as to any exemption received by the Company with respect to corporate governance practices.

Other than for such specific purpose, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the initial filing of the Annual Report on Form 20-F for the fiscal year ended June 30, 2004 or reflect any events that have occurred after the date on which such Annual Report was filed.

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of these items were incorporated by reference to the Company’s 2001 Annual Report on Form 20-F.

GENERAL MEETINGS

In regard to general meetings of the Company, we have been granted an exemption (by letter dated November 18, 1996) with respect to the quorum requirement under Rule 4350(f) of the NASDAQ Stock Market, Inc., which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company's common voting stock. This waiver was granted on the grounds that such quorum requirements are contrary to generally accepted business practices in the United Kingdom. We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its Annual Report for the year ended June 30, 2004, to be signed on its behalf by the undersigned, thereunto duly authorized.

Eidos plc (Registrant) /s/ Stuart Cruickshank
––––––––––––––––––––––––
Stuart Cruickshank Chief Financial Officer

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
_______ Eidos plc__________ (Registrant)
/s/ STUART CRUICKSHANK
(Signature)
Date: April 6, 2005	Stuart Cruickshank, Chief Financial Officer